Form 20-F
period 2003-12-31
AMERICAN BONANZA GOLD MINING CORP.
filed 2005-02-03
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2003

Commission File No. 029916

AMERICAN BONANZA GOLD MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class “A” Common Voting Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of December 31, 2003: 167,408,734

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒    Item 18 ☐

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms

The following is a glossary of certain mining terms used in this Form 20-F.

“Ag” is the symbol in the periodic table of elements for the metal silver;

“Au” is the symbol in the periodic table of elements for the metal gold;

“BLEG” means bulk leach extractable gold;

“BLM” means Bureau of Land Management of the US government;

“Bonanza-grade” means more than 34 grams of gold per tonne or more than one troy ounce of gold per ton;

“Channel sample” means material sampled from a groove cut across a rock exposure;

“the Corporation” means American Bonanza Gold Mining Corp.;

“Crosscut” means a horizontal opening driven across the direction of the main workings;

“Decline” means a passage or tunnel driven at a decline from the surface for the working of a mine;

“Dip” means acute angle that a rock surface makes with a horizontal plane. Direction of dip is always perpendicular to strike;

“Drift” means workings driven in or near a mineralized zone and parallel to the course of the vein or the long dimension of the mineralized zone;

“Drifting” means proceeding with mining to create a drift;

“Exploration Stage Corporation” means a company engaged in the search for mineral deposits (reserves) which are not in either the development or production stages.

“Face” means the surface exposed by excavation. The working face, front, or forehead is the face at the end of the tunnel heading, or at the end a full-size excavation;

“GIS” means geographic information systems, a type of software which analyses geological data;

“g/t” means grams per tonne;

“In Situ” means a mineral, rock or ore deposit occurring where it was originally formed or deposited;

“IP” means induced polarization survey;

“Mag” means magnetic survey which measures the fluctuation in the earth’s magnetic field caused by the occurrence of naturally magnetic minerals in the Earth;

“Metallogenic” means relating to the formation of gold deposits, millions of years ago;

“NI 43-101” means Canadian National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, “Standards of Disclosure for Mineral Projects”, which governs all oral and written disclosure of scientific or technical information, including disclosure of a mineral resource or reserve, made by or on behalf of a Canadian public company in respect of a mineral project. NI 43-101 uses for the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and

Reserves Definitions and Guidelines adopted by CIM Council on August 30, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum. Those definitions are reproduced below in this Glossary for the convenience of readers;

“NPI” means net profits interest, or, the amount payable from the net profit produced by the mine;

“NSR” means net smelter royalty, or, the amount payable from the precious metal produced by the mine after smeltering has removed most of the impurities;

“Opt” means troy ounces per short ton of gold unless indicated to be another metal;

“Panel sample” means material sampled from sections divided across a rib or face;

“ppb” means parts per billion; 1,000 ppb is equivalent to 1 gram/tonne; 34,286 ppb is equivalent to 1 opt;

“ppm” means parts per million; “Precious metals” means gold, platinum, silver and palladium;

Reserves:

“Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Resources:

“Resource” means a concentration or occurrence of natural material of intrinsic economic interest in or on the Earth’s crust in such form and quantity and such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Rib” means the sides of a decline or tunnel;

“Royalty” means a payment schedule by which payments are calculated based on a percentage of the value of the mineral produced;

“Strike” means direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip;

“SURPAC” is a 3D mine planning software program;

“Ton” means short ton which measures 2,000 pounds;

“Tonne” means metric ton which measures 2,204.6 pounds or 1000 kilograms;

“VLF-EM” means very low frequency electro-magnetic survey which measures the conductive field about any conductive metallic elements; and

“Vulcan” is a 3D mine planning software program.

FORWARD-LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Report constitute forward looking statements. These forward looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Corporation’s expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Corporation. These factors include, but are not limited to, the need for additional financing to fully execute the Corporation’s business plan, the risk factors as set forth in more detail in Item 3 - Key Information - Risk Factors, adverse technical factors associated with exploration and development of the Corporation’ properties, changes in Canadian or U.S. tax or other laws or regulations, and material changes in capital expenditures.

PART I

ITEM 1               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

              Not Applicable.

ITEM 2               OFFER STATISTICS AND EXPECTED TIMETABLE

              Not Applicable.

ITEM 3               KEY INFORMATION

              CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth:
(i)	the rates of exchange on the Corporation’s fiscal year end (December 31) for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;
(ii)	the average exchange rates in effect on the last day of each month during such periods; and
(iii)	the high and low exchange rate during such periods,
in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

December 31st Rate	2003	2002	2001	2000	1999
Rate at end of Period	1.2923	1.5800	1.5925	1.4995	1.4440
Average Rate During Period	1.3915	1.5702	1.5519	1.4871	1.4858
High Rate	1.5750	1.6128	1.6023	1.5600	1.5302
Low Rate	1.2923	1.5108	1.4933	1.4350	1.4440

2004	Nov	Oct	Sept	Aug	Jul	June	May	April	Mar	Feb	Jan
High Rate	1.2263	1.2726	1.3071	1.3323	1.3353	1.3772	1.3970	1.3711	1.3480	1.3442	1.3340
Low Rate	1.1775	1.2194	1.2648	1.2964	1.3082	1.3407	1.3580	1.3095	1.3080	1.3108	1.2690

On November 30, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.1902 CDN.

              ITEM 3.A               SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last five fiscal years ended December 31, 2003. The financial information is derived from the Consolidated Financial Statements of the Corporation. The Financial Statements for 1999 and 2000 are not included in this Form 20-F. The Financial Statements for years 2001, 2002 and 2003, which have been audited by Tony M. Ricci Inc. Chartered Accountant (see Item 17).

The selected consolidated financial information below should be read in conjunction with the Audited Consolidated Financial Statements of the Corporation.

	For the year ended December 31,
	2003	2002	2001	2000	1999
	$	$	$	$	$
Net loss	605,214	485,054	1,083,622	362,515	526,642
Net loss per share	0.01	0.01	0.02	0.01	0.02
Total cash and cash equivalents	13,406,295	1,616,691	12,968	62,840	52,434
Working capital (deficiency)	13,089,684	105,622	(1,222,858)	(801,977)	(94,226)
Total debt	Nil	1,722,131	Nil	Nil	Nil
Total assets	25,006,389	10,659,685	6,158,121	6,822,627	1,817,306
Shareholders’ equity	24,202,178	7,696,078	4,593,641	5,608,201	1,644,322

Effective January 1, 2002, the Corporation adopted the new accounting recommendations for stock-based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Corporation had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002. The Corporation accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. During the year, the Corporation granted stock options to directors and officers as set out in Item 6.B.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Selected financial data has also been provided under US GAAP to the extent that amounts are different. The consolidated financial statements included in Item 17 in this Filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 10 is a reconciliation between Canadian and U.S. GAAP.

              ITEM 3.B               CAPITALIZATION AND INDEBTEDNESS

              Not Applicable.

              ITEM 3.C               REASONS FOR THE OFFER AND USE OF PROCEEDS

              Not Applicable.

              ITEM 3.D               RISK FACTORS

General

Precious metals exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Corporation’s not receiving an adequate return on invested capital.

Exploration and Development Risks

There is no certainty that the expenditures to be made by the Corporation in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration and development projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot, or may elect not to, insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of Mineral Resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Operating History

The Corporation has no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of debt facilities. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have "key person" life insurance for any of its officers. (See Item 6 "Directors, Senior Management and Employees").

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In the appropriate cases the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings against Foreign Directors

The Corporation is incorporated under the laws of the British Columbia, Canada, and some of the Corporation's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation's non-U.S. resident officers or directors.

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits found on the Corporation’s exploration and development properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Shareholder Dilution

It is likely any additional capital required by the Corporation will be raised through the issuance of additional equity, resulting in dilution to the Corporation's shareholders.

Classification as a Passive Foreign Investment Corporation

The Corporation believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Corporation’s shares. For an explanation of these effects on taxation, see Item 10, Taxation. U.S. shareholders and prospective holders of the Corporation’s shares are also encouraged to consult their own tax advisers.

Stage of Development

The Corporation has no production revenue. Moreover, the Corporation has no commercially viable properties at this time and is deemed an Exploration Stage Corporation.

ITEM 4               INFORMATION ON THE CORPORATION

              ITEM 4 A.               HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (Alberta) on November 17, 1980 as “Oakwood Energy Ltd.” and changed its name to American Ore Ltd. on December 12, 1986, to American Exploration Corp. on August 17, 1992, to Asia Minerals Corp. on April 20, 1994 and finally to American Bonanza Gold Mining Corp. on October 16, 2000. It was continued into British Columbia under the Company Act (British Columbia), Canada on July 19, 1994.

The Corporation’s registered and records office is located at Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 with its exploration offices located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

The authorized capital of the Corporation consists of 500,000,000 shares without par value, divided into 400,000,000 Class “A” Common Shares (“Common Shares”) and 100,000,000 Class “B” Preferred Shares. There were 188,284,350 Common Shares issued and outstanding as fully paid and non-assessable as of December 31, 2004.

Three Year History

The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metal properties primarily located in the Great Basin of the American Southwest.

During 2001 and for the first quarter of 2002, the Corporation was inactive, had a significant working capital deficiency, and was unable to raise equity or debt capital to fund its acquisition, exploration and development expenditures. As a result of improved gold prices, capital markets and a renewed interest in exploration stage mining companies the Corporation raised net proceeds of approximately $20.1 million in equity capital and $1.7 million in debt capital since 2002, including $16.9 million in equity capital in the year ended December 31, 2003.

A detailed summary of the Corporation’s projects (excluding those that have been subsequently written off and returned) and the Exploration Technology are included in “Business Overview”.

              ITEM 4.B               BUSINESS OVERVIEW

General

The Corporation is an Exploration Stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties primarily located in the Great Basin of the American Southwest. The Corporation holds interest in three mineral exploration projects (the Pamlico and Gold Bar projects located in Nevada and the Oatman project located in Arizona) and one development stage project (the Copperstone Project located in Arizona).

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements.

The Corporation directly employs five individuals and engages independent contractors as required.

The Corporation currently trades on the TSX-Venture Exchange (symbol-BZA) and on the pink sheets (symbol-ABZGF.PK).

The properties are located in the state of Nevada and Arizona and therefore work can be performed on a year-round basis.

Prior to commencing any exploration activities in any of the State of Nevada or Arizona, the Corporation is required to apply to the appropriate local government agencies for a number of permits or licences related to mineral exploration activities. Prior to being issued the various permits or licences, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or licence.

The Corporation has or will make application to the appropriate agencies for permits and licences relating to those properties upon which the Corporation intends to carry out work during 2004. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Nevada and Arizona.

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.

The Corporation’s short term goal is to complete the significant development drilling program at Copperstone with the objective of identifying sufficient measured and indicated resources to justify an underground gold mine.

The Corporation will continue to focus the majority of its exploration and development efforts in the Great Basin and the American Southwest for purposes of the identifying, acquiring, exploring and developing precious metals properties. The Corporation will also continue to use its exploration technology which represents a sophisticated merger of comprehensive data, geological analysis, and software which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. In management’s opinion this technology will be the catalyst for future corporate growth which will assist the Corporation to become a highly profitable gold producer.

As a mining company in the exploration stage the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion the Corporation’s current working capital will be sufficient for funding its planned exploration and development expenditures in 2004 on the Copperstone project, achieving its exploration initiatives on its other exploration projects and meeting its ongoing obligations as they become due.

Copperstone Gold Project

In August, 1998, the Corporation entered into an agreement with Arctic Precious Metals Inc. (“APMI”), a wholly owned subsidiary of Royal Oak Mines Inc. (“Royal Oak”), to explore and develop the Copperstone gold property in La Paz County, Arizona, U.S.A. Under the agreement, the Corporation acquired 25 percent of APMI’s leasehold interest in the Copperstone project for a cash payment of US$500,000 with an option to increase its interest in the project to 80 percent through property expenditures of US$3 million and a future cash payment to APMI of US$1 million. In 1995 APMI had acquired a renewable lease for the Copperstone project from the Patch Living Trust.

In April, 1999, APMI became subject to Chapter 11 proceedings under U.S. bankruptcy law and in November, 1999 the Corporation entered into a conditional Purchase and Sale Agreement with APMI, concerning the purchase by the Corporation of the 75 percent interest owned by APMI in the Copperstone project.

In March, 2002, the Corporation acquired all APMI’s leasehold interest in the Copperstone mining property by obtaining an assignment of APMI’s interest in the lease with the Patch Living Trust. The assignment was approved in a lengthy US Bankruptcy Court process. As a result, the Corporation’s interest in the Copperstone mining property increased from 25 percent to 100 percent, subject only to the existing lease and its royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Brascan Financial Corporation (the “Brascan Loan”) which was repaid in October 2003.

Under the terms of the loan agreement the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s Canadian public offering completed on June 10, 2002 the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its repayment obligation for 2003. On October 29, 2003 the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms, described above, that resulted from the Corporation’s private placement and Canadian public offering completed on October 23, 2003.

Significant Acquisitions and Dispositions

During 2002, the Corporation completed the acquisition of the remaining 75 percent interest in the Copperstone Gold Project and assumed ownership of 40 percent of the D-Zone joint venture not already held, as described in “Three Year History” and “Copperstone D-Zone Joint Venture” included below.

Copperstone D-Zone Joint Venture

On June 18, 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts would be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts would be paid equally by CDC and the Corporation;

(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan Loan; and,

(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan Loan.

On July 26, 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

On October 17, 2002, the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of the Corporation’s current exploration and development programs.

Bonanza Acquisition

During the year ended December 31, 2000 the Corporation acquired Bonanza Gold Inc. and its wholly owned subsidiary Bonanza Explorations Inc. which owned certain mineral claims comprised of the Pamlico, Gold Bar, Golden Arrow, Snowstorm and other mineral claims all located in the State of Nevada, United States (the “Bonanza Properties”). This acquisition was approved by the shareholders of the Corporation on October 31, 2000 and the TSX Venture Exchange on December 21, 2000. During 2001 as a direct result of market conditions and the capital markets for junior resource issuers the Corporation returned or released the Golden Arrow, Snowstorm and other mineral claims recognizing a write-down of $893,558, and retained Pamlico and Gold Bar.

The Bonanza Properties were acquired by way of a share exchange agreement whereby the Corporation bought all of the issued and outstanding shares in the capital of Bonanza Gold Inc. (the “Bonanza Acquisition”), by issuing 20,000,000 Common Shares of the Corporation to the vendors which included Messrs. Brian Kirwin, Giulio Bonifacio, Ian Telfer and Foster Wilson (the “Bonanza Personnel”). Pursuant to the TSX Venture Exchange’s requirement, 90 percent of the Bonanza Shares issued to the Bonanza Personnel in consideration for the Bonanza Acquisition were placed in escrow pursuant to escrow agreements. As a result of the Corporation’s TIER 2 classification on the TSX Venture Exchange, these Common Shares were held in escrow for a period of 36 months following the date of the Exchange’s final notice accepting the acquisition, which was on January 4, 2001.

On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 classification on the TSX Venture Exchange, and as a result of this change in classification, all remaining Common Shares held in escrow were released at that time.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totalling $3,600,000.

Joint venture funding of approximately $525,000 has been received or accrued as at December 31, 2003. On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

Summary of Project Expenditures

Project	2003	2002	2001
	$	$	$
Copperstone	9,312,073	7,049,387	4,306,537
Pamlico	1,595,078	1,377,552	1,414,486
Gold Bar	477,407	322,940	375,990
Oatman	21,558	-	-
	11,406,116	8,749,879	6,097,013

Note: None of the mineral properties in which the corporation holds an interest contain any known commercially viable ore or mineral reserves. All exploration programs proposed for any mineral properties in which the corporation has an interest are exploratory in nature.

              ITEM 4.C               ORGANIZATIONAL STRUCTURE

As of December 31, 2003, the only active subsidiaries of the Corporation were Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation), both wholly owned. Bonanza Gold and the Corporation have a registered office address at Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. Bonanza Explorations has a registered address at 6100 Neil Road, Suite 500, Reno, Nevada 89511.

              ITEM 4.D               PROPERTY, PLANTS AND EQUIPMENT

Copperstone

General

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

Mine Development Associates (“MDA”) was requested by the Corporation to complete a technical report on the Copperstone Project, La Paz County, Arizona in accordance with NI 43-101. The scope of the MDA report included a review of pertinent technical reports and data in possession of the Corporation relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, and interpretations. MDA visited the property, took samples, reviewed published and unpublished reports, and reviewed and modified the exploration plan. Most of the data addressed in the report was presented to MDA by the Corporation and/or was done by previous workers and including the MRDI Report described below which was included in the MDA Report. MDA believes the data to be reliable, but has not made a rigorous analysis of the procedures or results.

The MDA Report also refers to and includes as an appendix a report by MRDI-Canada (“MRDI”), currently a subsidiary of AMEC plc, which conducted scoping level studies for the Corporation in February 1999. The MRDI report was completed prior to the enactment of NI 43-101 and was prepared by MRDI Canada, an independent mining engineering consulting firm. The report was prepared to industry standards and is relevant and reliable today, as it was in 1999. MRDI did not independently verify the sample data. The MRDI resource estimate is based on a geological model provided by the Corporation and an inverse distance weighting to the power 3 block model (IDW3). Gold grades were capped at 2.5 opt gold in the C zone and 4.7 opt gold in the D zone. A 0.00 opt gold block cut-off grade was used for the total resource estimate. The tonnage factor applied was 10.7 cu.ft/ton. The assay database supplied to MRDI contains 30,391 assays from 586 exploration and ore outline drill holes completed during the period 1980 to 1998. A subset of this database containing 71 drill holes with 253 associated assays has been used in this scoping study to develop the geological and resource model of the C and D zones in the Northwest Zone. According to MRDI, the Copperstone Gold Project Resource has been classified into Measured, Indicated and Inferred Resources based upon the level of confidence according to the proposed The Toronto Stock Exchange’s guidelines using the drilling grid spacing and continuity of mineralization as determined through the geological and geostatistical review of the data.

Management is of the opinion that these classifications, based on what was then The Toronto Stock Exchange’s guidelines which subsequently became NI 43-101, with some minor modifications, are materially in compliance with NI 43-101. The Mineral Resources disclosed are not Mineral Reserves and have not yet demonstrated economic and commercial viability.

The following is summary information as contained in the MDA and MRDI Reports:

Location and Access

The Copperstone property is located in La Paz County, Arizona, United States. The closest communities are Quartzite, located 16 km to the south and Parker, located 40 km to the north. Phoenix is 106 km east of the Copperstone property. The property is accessible from Phoenix on Interstate 10 to Quartzite and Route 95 from Quartzite. An 8 km unpaved mine road connects the property to Route 95.

Title

The Copperstone property consists of 284 contiguous un-patented Federal mineral claims comprising 5,680 acres. The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. The annual claim fees payable to the BLM are approximately US$30,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce).

Geology

Copperstone occurs within the “Basin and Range” province of the south-western USA. The regional geology is strongly influenced by Tertiary age detachment faults and younger high angle normal faults. The Copperstone gold deposit is related to the Moon Mountain or Copper Peak detachment fault. Gold mineralization at Copperstone occurs principally within the moderate to low-angle Copperstone Fault which has been interpreted to be a listric fault associated with the underlying Moon Mountain detachment fault. Gold occurs as native flakes within fault breccia, gouge and shear zones related to the faulting. The wall and host rocks are typically Triassic sediments and Jurassic quartz latite volcanics. Gold is commonly associated with hematite, chlorite, quartz, manganese oxide and copper oxide mineralization.

Mining History

During the period 1987 to 1993, Cyprus Minerals (“Cyprus”) operated a 2,500 ton per day open-pit mine at Copperstone that produced 500,000 ounces of gold from the Copperstone fault. The mine was closed at the economic limit of open-pit mining. Total mine production was 6,000,000 tons at a grade of 0.11 ounces/ton (3.8 g/t) gold. Gold recovery for the life of mine was 89 percent. The strip ratio of the pit was 10:1. Cyprus drilled 496 reverse circulation and 73 core holes for a total of 569 holes. Following the mine closure in 1993, Cyprus reclaimed the tailings pond and removed the Carbon-in-Pulp mill. Office, shop and warehouse facilities remain at the site. Furthermore, the 69 kv power line and substation remains in service, together with the three water wells with a 200 hp pumping capacity.

Past Work Programs

Santa Fe Pacific leased the Copperstone property for one year beginning in 1993 and drilled 12,500 feet in 17 wide spaced reverse circulation holes to explore for new gold mineralization. One hole (DCU-08) intersected significant mineralization (0.65 ounces per ton of gold over 15 feet) in the footwall of the Copperstone Fault. This hole was not followed-up and the lease was terminated in 1994. APMI drilled 28,330 feet in 33 surface holes on the property between 1995 and 1997. The main objectives of this drilling were to test for deep, down-dip extensions of the Copperstone Fault below the open-pit and the strike extension of the fault to the north of the open-pit. This drilling resulted in the discovery of gold mineralization on-strike to the north of the open-pit (the “D zone”) and down-dip to the north-east (the “C zone”). The Corporation and APMI entered into the Copperstone joint venture agreement in August, 1998. The Corporation subsequently drilled 10,000 feet in 15 core holes to further define the gold mineralization in the C and D zones. This drilling program was subject to quality control and quality assurance procedures established jointly with MRDI Canada. On completion of the drilling program, MRDI was retained to complete an independent scoping study of a new underground mine in the C and D zones. The MRDI study was completed in February, 1999.

Recently Completed Work Programs

The Corporation has completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone mineralized target. A cross cut has been driven westward, into the footwall, to establish an underground drill station, Drill Bay #1. Underground channel and panel sampling programs have demonstrated good continuity to the high gold grades in the southern portion of the D-Zone.

As of the date of this Form 20-F, a substantial, detailed underground core drilling program is currently underway. This extensive core drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, will provide detailed data, and will assist in the design of future underground workings and stopes.

Current Work Program

The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway which will provide the data necessary for an updated technical report in the form required by NI 43-101. The current programs of surface and underground drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data which should increase the confidence level of resource estimations and if results warrant, enable the upgrading of the current Mineral Resources to the Measured and Indicated Mineral Resource category. On the basis of obtaining satisfactory results the new NI 43-101 report will include a preliminary feasibility study of the viability of the Copperstone Project which will include financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors, and the evaluation of other relevant factors sufficient to determine if all or part of the Mineral Resources may be classified as Reserves. Second, substantial drilling and other exploration programs are underway to expand the Mineral Resources through the discovery of new gold zones.

The extensive, detailed core drilling program from underground at the D-Zone represents the most advanced portion of the current drilling program. A total of 50 holes have been drilled with a combined length of 5,028 metres. Approximately 2,000 metres in 26 planned holes remain to be drilled in this program which is approximately 65% complete at December, 2004. The surface drilling program, with first results announced during March 2004, represents a second front to the resource conversion and confirmation programs. This effort began during early 2004 and will continue for much of the year, with a total of over 30,000 metres in about 100 drill holes planned.

The first results of the second main work effort at Copperstone, the exploration for new discoveries, were announced during January 2004. The Footwall exploration target represents a structure semi-parallel to the Copperstone Fault and an entirely new potential mineralized zone.

Future Work Program

Assuming the results of the current work program as demonstrated by a new NI 43-101 report are satisfactory, the next stage of evaluation would be comprised of work programs required to complete a feasibility study in accordance with NI 43-101. This work will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Following completion of this work, if the results warrant, the Corporation will obtain a feasibility study in accordance with NI 43-101, which will serve as the basis for a production decision.

MRDI Scoping Study

The MRDI scoping study evaluated the underground mine development of only the C and D zones and ESTIMATED an Indicated resource containing 892,000 tons grading 0.32 opt gold (285,700 ounces of gold) and an Inferred resource containing 1.19 million tons grading 0.35 opt gold (423,000 ounces of gold).

Within the above mentioned resource MRDI, on a preliminary basis, evaluated the economics of mining mineralized material which is most available to underground workings from a portal site at the North end of the open pit. MRDI estimated a diluted, recoverable resource included in the mine design plan of 827,400 tons at a cut and capped grade of 0.56 opt gold (459,500 ounces gold).

To study this diluted, recoverable resource included in the mine design plan, economic mining cut-off grades were based on a gold price of US$300 per ounce, a milling recovery of 90 percent and estimates of operating costs were determined for each zone and varied from about 0.25 to 0.30 opt gold. A planned daily processing rate of 520 tons per day was used. The resources available for mining are based on the material within a geologic grade envelope of 0.10 opt gold and greater, and having overall diluted grades greater than the calculate cut-off grades. The resource for each zone has been factored for 95 percent mining recovery and 10 percent mining dilution at a grade of 0.08 opt gold. Material excluded from the mining plan includes that with diluted grades less than 0.25 opt gold, totaling about 474,000 tons at a grade of 0.183 opt gold, and that in the hanging wall zones which is based on limited drill hole data and totals about 105,000 tons at a grade of 0.998 opt gold.

MRDI designed a 520 ton per day underground mine plan at the scoping level for the C and D zones. The plan is based on selective drift and fill mining from a decline developed from the base of the open-pit. The mill design incorporates crushing and grinding circuits, a gravity concentrator and cyaninde tank leaching with Carbon-in-Pulp gold recovery. A 90 percent gold recovery has been assumed on the basis of Cyprus historical data.

Capital cost was estimated at US$22.5 million, including direct costs of US$14.7 million and indirect costs of US$7.8 million. The average mine life operating cost is estimated to be US$74.52 per ton of ore processed. This total includes mining costs of US$39.64 per ton, processing costs of US$25.21 per ton and General and Administrative costs of US$9.67 per ton. Annual gold production in year one is forecast to be 156,000 ounces and 72,000 ounces in years two to five. A pre-tax cash flow analysis of the proposed mine development, assuming a gold price of US$300 per ounce, indicates the following estimated project economics:

•	Cumulative Cash Flow	US$ 32 million

•	Net Present Value @ 10 percent discount	US$ 18 million

•	Discounted Cash Flow Rate of Return	45.4 percent

•	Capital Payback	1.2 years

•	Cash Cost of Production	US$149 per ounce gold

These project economics are most sensitive to changes in mine grade, metallurgical recovery and gold prices.

Pamlico

The Pamlico project in Nevada is comprised of 63 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

General

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was also made. On November 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. Subsequent to December 31, 2003 and on November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

G.F. McArthur, P.Geo., an independent consulting geologist of Vancouver, British Columbia prepared a report dated September 8, 2000 (the “McArthur Report”) on the properties which the Corporation acquired in the “Bonanza Acquisition” in late 2000, prepared in accordance with what was then the proposed NI 43-101 Standards of Disclosure for Mineral Projects, as described in British Columbia Securities Commission’s Notice and Interpretation Note 2000/12 dated March 22, 2000; NI 43-101 came into force on February 1, 2001.

Following is a summary of the McArthur Report on the Pamlico Bar property followed by a summary of the Corporation current and future proposed program.

Location and Access

The Pamlico property is located in Mineral County, 15 kilometres ESE of Hawthorne, Nevada. It is accessible by vehicle travelling 16 kilometres east on US 95, then 13 kilometres SSW on four-wheel-drive dirt roads.

Geology

The Pamlico property is located in south central Nevada within the Walker Lane mineral trend. The Pamlico project is underlain by folded and imbricately thrusted Paleozoic eugeoclinal shales and cherts or miogeoclinal carbonates. Mesozoic and Cenozoic volcanic and sedimentary rocks occur locally as erosional remnants. Minor Mesozoic and Cenozoic plutonic rocks intrude these older sequences locally at Pamlico.

The Pamlico property covers numerous historic shafts and adits and work-to-date has confirmed the existence of gold mineralization. Pamlico has several drill targets ready to test. Pamlico has already been drill-tested by the Corporation (including its subsidiaries) and mineralization (greater than 34 g/t or 1 opt) has been intersected in drilling.

Past Work Program

At Pamlico, only one company has done any modern work. Cimarron Minerals Ltd. (formerly Cactus West) completed a program of geological mapping, rock sampling and Mag/ VLF and IP geophysical surveys. They drilled 50 reverse circulation holes totaling 4738 metres (15,545 feet) on geological, geochemical and geophysical targets. The Cimarron drill holes contained a small number of 1.5 metre (5 foot) intervals grading 8.2 to 58.3 g/t (0.24 to 1.7 opt) gold within predominantly unmineralized wallrock. The American Mines Handbook (1998) gives a resource estimate by Cimarron of “indicated partially drilled resource” of 45,000 ounces gold in 900,000 tons averaging 0.05 opt gold.

These historic resource estimates are viewed by the Corporation as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus the Corporation’s exploration efforts onto underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Recently Completed Work Programs

The Corporation has completed a program comprising regional and detailed geological mapping, surface rock sampling (1,353 samples), soil sampling (638 samples) and underground mapping and sampling (385 samples). The data were digitized and entered into Bonanza’s GIS model and Vulcan 3-D model to guide the drilling program. Targeted areas were tested by 16 reverse circulation drill holes totaling 1,692 metres (5,550 feet).

Of the approximately 300 old workings on the property, about 50 were extensive enough to warrant underground mapping in addition to sampling. A number of high results were returned from the Central Mine and the Main Zone areas, consequently follow-up detailed underground mapping and sampling focused on these two areas.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining center producing approximately 50,000 ounces of gold. The Central Mine and Main Zone areas were the focus of the Corporation’s drilling. In the Main Zone, drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence. Three holes encountered narrow veins approximately 0.6 metres thick, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts represent the down dip extension of the known productive veins.

The Central Mine B-Zero target area is near the center of the property, approximately 1.6 kilometres northeast of the Main Zone. Bonanza drilled five holes in a roughly square pattern on 150 metre centers. This preliminary drilling returned discouraging results with no significant gold values and little vein material. It is presently thought that the holes were drilled into a faulted out block. Three additional holes were drilled 400 metres to the west on a 200 metre linear fence to test a second area of veining. These holes also returned discouraging results.

Current Work Program

During 2003 the Corporation completed an early-stage drilling program totaling 1,608 feet in eight holes, and was designed to confirm and expand mineralization encountered previously in the underground workings in the Central Mine Area and in underground workings and previous drilling in the north end of the Main Zone. During 2004 the Corporation completed further data compilation on the project and will be completing a further drill program in 2005.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging. Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above. Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

Gold mineralization is restricted to structures, with little to no gold mineralization present in the wallrocks. As a result, all eight drill holes were pre-drilled with a reverse circulation drilling rig and the Main Zone structural targets were then drilled with a HQ core drilling rig. A total of 1,120 feet of reverse circulation was drilled, along with a total of 488 feet of “spot” core drilled through the target zones.

The drill holes in the Main zone were located adjacent to reverse circulation holes drilled by Bonanza in 1999. Surveyed underground workings were used to position drill holes in the Central Mine area. Drilling in the Main Pamlico Mines area targeted known productive veins about 90 metres (300 feet) down-dip from the deepest working in the area. The five holes were drilled from two drill pads, and were designed to encounter target structures between 10 and 20 metres along strike from previously know data points. The two intercepts were encountered in this area. These Main Zone veins remain open to expansion along strike and dip.

Future Work Programs

The Pamlico gold mineralization occurs within a package of sedimentary and volcanic rocks, in silicified faults, epithermal quartz veins and silicified brecciated lithologic contacts. Future drilling will target these mineralized structures to follow up along strike and dip from these current results and previously drilled mineralized zones. The Pamlico veins and mineralized faults occur along Walker Lane faults and are typically moderately dipping, curviplanar, and locally braided. Silicification is the most prevalent wallrock alteration. Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these recent results. The focus of future drilling programs will be areas where thicker veins may be present, and one potential bulk tonnage target.

Gold Bar

The Gold Bar project in Nevada comprise 70 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

General

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

Following is a summary of the McArthur Report on the Gold Bar property followed by a summary of the Corporation’s current and future proposed program.

The Gold Bar properties are located in the Battle Mountain/Eureka mineral trend in east-central Nevada and cover a past-producing bulk tonnage gold mine with 485,000 oz of historic production. Historic reserves (now characterized as subeconomic resources) in place at Gold Bar have most recently been quoted at 6.1 million tons grading 0.082 opt by Atlas Corporation and its subsidiaries (collectively “Atlas”). Several drill targets are ready to test, including the 150,000 ounce Millsite-Gold Bar Pit area (estimated by Granges). Numerous other economically interesting areas exist on this historic producer.

Location and Access

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. They are accessible by vehicle, travelling 33 kilometres west on US 50, then north, 25 kilometres on dirt roads.

Geology

The Gold Bar properties lie in the Battle Mountain/Eureka structural mineral trend. They are underlain by a complexly folded and imbricately thrusted sequence of Paleozoic shelf carbonates and deeper water shales and cherts. The Paleozoic rocks are unconformably overlain by a thick sequence of undifferentiated Tertiary volcanics and sediments. Recent pediment gravels fill the valleys.

Primary regional structures are northwest trending strike-slip and dextral wrench faults. These are associated with north-northwest trending dextral synthetic faults, north trending normal faults, northeast trending sinistral antithetic faults and east-west trending compressional faults.

Past Work Program

The Gold Bar property has no record of historic production prior to exploration by Atlas in 1983. Production began at the Gold Bar pit in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced. Recoveries averaged 87 percent, resulting in production of 485,000 ounces of gold.

During their work in 1983 to 1994, Atlas completed mapping, geochemistry, geophysics and drilling. These programs resulted in the discovery or optioning of mineralization at Gold Bar, Gold Pick, Goldstone, Gold Canyon, Gold Ridge, Cabin Creek, Pot Canyon and Hunter. Open pit mining was carried out at all but Pot Canyon and Hunter. The Gold Bar and Gold Canyon areas currently comprise the Corporation’s Gold Bar Properties.

In late 1994, Atlas entered into an agreement with Homestake on the southern and northern claims areas. Homestake drilled 26 holes totalling approximately 7,282 metres (23,890 feet) and completed geological mapping, geochemistry and geophysics.

In 1995, Atlas signed an agreement with Granges who completed mapping, geochemistry, geophysics and the drilling of 33 holes totalling 7,314 metres (24,980 feet).

In 1997, Barrick optioned most of the Atlas claims. They completed a program of mapping, geochemistry and geophysics. Fifty holes were drilled in 1997 and a further 33 holes in 1998 totalling 10,796 metres (35,420 feet).

Historic in situ resources remaining at the Gold Bar property as calculated by Atlas are as follows:

  3.6 million tons (3.3 million tonnes) grading 0.100 ounce per ton (3.4 g/t) gold in the Gold Bar Deposit;

  2.5 million tons (2.3 million tonnes) grading 0.056 ounce per ton (1.9 g/t) gold in the Gold Canyon deposit.

Granges calculated a geological resource in 1996 for the newly discovered Millsite Deposit of 1.626 million tons (1.475 million tonnes) grading 0.091 opt (3.1 g/t) gold containing approximately 150,000 ounces of gold. These resources were calculated using 30.48 x 30.48 x 4.6 meters (100 x 100 x 15 foot) blocks with a 0.025 opt (0.86 g/t) gold cutoff and a 30.48 meter (100 foot) search radius.

These historic resource estimates are viewed by the Corporation as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus the Corporation’s exploration efforts onto underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Current and Proposed Work Program

The vast data acquired by Atlas and other companies has been compiled and converted into digital format to define areas of high-grade gold within the known or recently mined out gold deposits. These areas of interest are being further evaluated to define drill targets at depth below the existing open pits. Several such areas have been noted to date near the Gold Bar pit, the Millsite target and the Gold Canyon pit.

The primary focus of current work at Gold Bar is deep exploration drilling below the largest of the open pits mined during modern times. The target deposit is a deep, Carlin-type gold deposit similar to the Meikle Mine on the Carlin trend. These deposits, while deep, have significant positive economic impact.

The Gold Bar Main Pit locale is a good site for this exploration because of the following geological characteristics. The property is located at the intersection of the Battle Mountain–Eureka Mineral Belt and the Cortez Rift, two of the major gold mineral belts in Nevada. Local geology is extremely favorable, with the Roberts Mountains Thrust Fault and erosional windows through the thrust faults present on the property. The most favorable host rock formation for Carlin-type disseminated gold deposits is the Roberts Mountains Formation limestones, which are present at depth on the property. Classic feeder-fault systems apparently exist below the gold deposits that were mined during modern times in open pits, and are guides to potential deeper, Carlin-type gold deposits.

The results from the first deep hole completed at Gold Bar were announced during March 2004, and are very positive from an exploration point of view. The Roberts Mountains Formation favorable host rocks were encountered at depth near the postulated feeder fault system below the Gold Bar Main open pit.

The Roberts Mountains Formation in the core is hydrothermally altered and silicified. Significant geochemical anomalies are present in the Roberts Mountains Formation in the core. This information is very positive and suggests that the target gold deposit may be nearby. Additional work including geophysical surveys and further core drilling in the area is planned to follow these results up. During 2004 the Corporation completed further data compilation on the project and will be completing a further drill program in 2005.

Oatman

The Oatman property is located in Mohave County in Northwest Arizona. The Corporation acquired 1500 acres (600 hectares) through the staking of 67 unpatented lode mining claims in November, 2003. The district was discovered in 1864 and was mined continuously through the 1930s.

Oatman Mining District produced over 2 million ounces of gold with an average grade of 0.67 ounces of gold per ton (23 grams per tonne), making it one of the highest grade gold mining districts in western North America.

The property is located at the intersection of the two main productive veins in the Oatman Mining District: the main Oatman vein with 1,400,000 ounces in gold produced, and the Gold Road Vein, with production of approximately 325,000 ounces of gold. Vein intersections, or areas where veins merge, are often the location of additional discoveries in vein mining districts. This principal target is covered by shallow gravels.

Within the property limits are numerous other Tertiary epithermal volcanic-hosted veins associated with encouraging alteration. This project will be the focus of exploration diamond core drilling in 2005, with mapping, data compilation and target definition currently in progress

Exploration Technology

In addition to the Bonanza projects acquired in late 2000, the Corporation acquired the proprietary database and metallogenic study owned by Bonanza Exploration. Bonanza’s Great Basin Metallogenic Exploration Study (“Metallogenic Study”) is based on the theory that if one can determine how high grade gold deposits are formed, and identify the structural and geological conditions required for the formation of these deposits, then one should be able to predict the location of other, undiscovered deposits by analyzing structural and geologic conditions.

The software used to manage and analyze these regional exploration data is the Arcview Geographical Information System (GIS). The GIS is a two-dimensional environment, and is useful on a regional scale and on a project scale for surface information such as surface geochemistry and geologic mapping. The database includes basically all publicly available data published in digital form, including geology, structure, land/legal, physiographic, geochemical and geophysical data on the Bonanza Properties and on other mining properties in Nevada.

The proprietary databases include a seven-volume set of large 3-ring binders describing in detail 44 operating major mines in Nevada. This database is part of the GIS database, and allows vetting of exploration concepts against known deposits, and the generation of structural models for gold deposits. Public data augment these detailed mine data, thus over 100 mines are represented in the database, representing a comprehensive view of nearly all important modern mines in Nevada. Another comprehensive proprietary database describes 571 modern gold resources in Nevada. Essentially all of the historic underground high grade mines in Nevada comprise another proprietary database. Over 1,430 old mines in Nevada produced gold as the primary product. Nearly 4,000 historic mines comprise the database, many of which produced some gold in addition to other metals. Numerous other proprietary geochemical and structural databases have been developed by Bonanza.

The GIS database was used by Bonanza to unravel the geologic history of the Great Basin during and prior to the time of the formation of gold deposits. The structural interpretation of the western North American continental margin over the past 100 million years predicts detailed relationships between local structure and gold deposits. An exhaustive review of the mine-scale structure and gold mineralization supports the continental structural interpretation developed by Bonanza’s personnel. Bonanza’s Metallogenic Study is a study of the formation of gold deposits in the Great Basin. The Metallogenic Study is being used as a predictive tool for prospecting and project evaluations.

All of Bonanza’s projects have been modelled using the three-dimensional environment of the SURPAC mine planning software program prior to drilling. All surface and subsurface data are entered into SURPAC software to guide drilling programs. Surface data generally include topography, air photo images, sampling results, mapping, etc. Subsurface data include (where available) existing drill data, mapping and sampling data from existing underground workings, and extrapolations of the surface data. In the SURPAC three-dimensional environment, precise drill plans are generated by working with the actual surface and subsurface data.

Once drill targets have been drawn from the three-dimensional model, SURPAC provides a report containing surface co-ordinates and elevation of the drill collar, along with bearing, inclination and total depth. This approach provides the accurate drilling plans required to efficiently explore gold bearing vein systems.

ITEM 5               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Corporation has no producing properties and, consequently, has no current operating income or cash flow from its mineral projects.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S currency. The Corporation’s expenses are denominated in Canadian dollars.

The following discussion of operating results and financial position of the Corporation should be read in conjunction with the Corporation’s consolidated financial statements and related notes (see Item 17).

              ITEM 5.A               OPERATING RESULTS

The Corporation’s financial condition has improved significantly over the past year with the Corporation’s working capital increasing from $105,622 to $13,089,684. This increase was primarily attributed to private placements, public offering and warrant exercise for net proceeds of $16,878,772 during the year. The loss for the year ended December 31, 2003 was $605,214 or $0.01 per share compared with a net loss of $485,054 or $0.01 per share in 2002.

The Corporation’s current development program at Copperstone is estimated to require up to $8 million of the Corporation’s current working capital to achieve the Corporation’s stated objective of bringing the Copperstone project to a production decision during 2005. The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource category. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

The next stage of evaluation will be comprised of work programs required to complete a bankable feasibility study. This work will be based on reserves and measured and indicated resources, and will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs.

Current programs of underground core drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the reserves and resources. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with NI 43-101 and will make a production decision for Copperstone.

Year Ended December 31, 2003

For the year ended December 31, 2003, the Corporation had a net loss of $605,214 or $0.01 per share compared with a net loss of $485,054 or $0.01 per share in 2002. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which was partially offset by interest income of $152,599 earned on the Corporation’s short term investments.

General and administrative expenditures increased to $403,222 from $195,444 in the comparable period which was the direct result of increased personnel, public company expenses and consulting related fees associated with the Corporation’s increased activity. Increased activity also contributed to $93,100 in business development related expenditures associated with reviewing various corporate development opportunities. Public company expenses increased from $39,849 to $121,720 as a direct result of annual general meeting related costs in 2003, the Corporation’s investor relations initiatives and related costs associated with the private placements and public offering completed during the year.

Exploration expenditures reflecting those amounts not directly capitalized increased from $236,104 in 2002 to $304,212 in the comparable period which was the result of increased activity relating to ongoing project evaluations and investigation. The Corporation conducted several project evaluations in the year using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the year also reflect all costs associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Year Ended December 31, 2002

For the year ended December 31, 2002, the Corporation had a net loss of $485,054 or $0.01 per share compared with a net loss of $1,083,622 or $0.02 per share in 2001. The decrease from the comparable period was primarily attributable to the write off of mineral properties of $893,558 recorded in 2001 combined with increases in both general and administrative and exploration expenditures in the current year.

General and administrative expenditures increased from $232,902 to $286,744 which was inclusive of $89,121 in expense recoveries which represented general and administrative liabilities that were settled at a discount from those amounts previously recorded. On a comparable basis management fees, consulting and salaries increased to $271,327 from $194,544 reflecting additional personnel and fees. Legal and accounting professional fees and public company expenses also increased as a direct result of the number of transactions entered into by the Corporation during the year which included the public offering, private placement and several corporate development related initiatives.

Exploration expenditures increased from $72,601 in 2001 to $199,069 reflecting increased activity resulting from several project evaluations. The Corporation conducted several project evaluations in the year using its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the year reflect all cost associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Year Ended December 31, 2001

For the year ended December 31, 2001, the Corporation had a net loss of $1,083,622 compared with a net loss of $362,515 in 2000. The loss in 2001 is primarily attributable to the write off of the Golden Arrow, Snowstorm, Gilbert and other mineral claims totalling $893,558 and general and administrative expenditures of $232,902. General and administrative expenditures decreased from $373,037 to $232,902 in the year and included $144,298 of amounts accrued to directors and officers which have been deferred until the Corporation is able to raise additional capital to finance its operations.

In the period the Corporation recorded $180,687 in consulting income and other representing the sale of regional database information and consulting related income.

As at December 31, 2001 the Corporation had a working capital deficit of $1,228,858.

              ITEM 5.B               LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s working capital as at December 31, 2003 was $13,089,684 compared with a working capital position of $105,622 as at December 31, 2002. The increase was primarily attributed to net proceeds of $16,878,772 from equity related transactions less the repayment of debt of $1,519,948; development expenditures at Copperstone totaling $2,030,144; and exploration expenditures at the Gold Bar and Pamlico projects totaling $393,551.

Equity transactions were comprised of two private placements of 50,438,311 Common Shares and a public offering of 7,142,858 Common Shares which included 1,645,000 Common Shares issued to the underwriters; warrant exercises of 14,316,171 Common Shares and stock options exercises of 600,000 Common Shares for total net proceeds of $16,878,772 net of share issue costs of $1,232,472. The public offering was pursuant to a Short Form Offering Document dated October 23, 2003, of 7,142,858 units at $0.28 per unit, raising gross proceeds of $2,000,000 while the brokered private placement consisted of 32,142,857 units of the Corporation at a price of $0.28 per unit, for gross proceeds of $9,000,000 and included the exercise of an over allotment option of 50% by the agent.

During 2002 the Corporation entered into a loan agreement with Brascan Financial Corporation (“Brascan”) for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone gold project not already owned. Under the terms of this agreement the loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. On March 4, 2003 the Corporation satisfied its repayment obligation and on October 29, 2003 the Corporation completely paid out this loan facility with a final payment of US$550,000 which was accelerated due to the Corporation’s equity financings completed in October 2003 and resulting from the preferential prepayment terms included in the loan agreement.

During the year the Corporation continued its underground exploration and development at the Copperstone project and completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone mineralized target. A cross cut has been driven westward, into the footwall, to establish an underground drill station, Drill Bay #1. Underground channel and panel sampling programs have demonstrated good continuity to the high gold grades in the southern portion of the D-Zone. A substantial, detailed underground core drilling program is currently underway. It is anticipated that this extensive core drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, will provide reserve-level detailed data, and will assist in the design of future underground working and stopes. Total exploration expenditures during the year totaled $2,030,144 or $2,513,520 since the Copperstone development program began in 2002.

As at December 31, 2003, the Corporation had cash of $13,406,295 compared to $1,616,691 as at December 31, 2002. In management’s opinion the Corporation’s current cash and working capital position as at December 31, 2003 will provide adequate funding for purposes of accelerating the Copperstone project toward pre-feasibility and to conduct further work programs on both its Gold Bar and Pamlico projects. The current work program at Copperstone falls into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource categories. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

              ITEM 5.C               RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

              Not Applicable.

              ITEM 5.D               TREND INFORMATION

Management is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material impact on the Corporation’s business other than the summary of risk factors, included in Item 3.D – “Risk Factors”, that are typically inherent in the business of precious metals exploration and development.

              ITEM 5.E               OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

              ITEM 5.F               CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period [1]
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch Living Trust on Copperstone Property[4]	120,000	30,000	30,000	30,000	30,000
Mineral Property Interests – Option Payments on Pamlico Property	525,000	100,000	425,000	Nil	Nil
Mineral Property Interests – Filing Fees[2]	251,020	62,755	62,755	62,755	62,755
Employment Obligations – Brian Kirwin [3]	495,000	Nil	Nil	Nil	Nil
Employment Obligations – Giulio Bonifacio[3]	450,000	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	1,841,020	192,755	517,755	92,755	92,755

[1]	All amounts in U.S. dollars

[2]
Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority. Filing fee amount may vary subject to the acquisition or disposal of mineral properties.

[3]
The Corporation has entered into Employment Agreements with Brian Kirwin and Giulio Bonifacio. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years’ salary and benefits.

[4]
The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

ITEM 6               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

              ITEM 6 A.               DIRECTORS AND SENIOR MANAGEMENT

Brian P. Kirwin, President and CEO, Director

Mr. Kirwin, Reno, Nevada, age 43, holds a Masters of Science in Mineral Exploration and has been the President and Chief Executive Officer of the Corporation since December 2000; President of Bonanza Gold Inc. June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities, most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin is a member of the Corporation’s Audit Committee.

Giulio T. Bonifacio, Executive Vice President and CFO, Director

Mr. Bonifacio, Vancouver, British Columbia, age 44, is a Certified General Accountant, and has been Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 54, holds a Masters of Business Administration, is a registered Professional Engineer, and is Vice-President, Corporate Development & Chief Financial Officer, Expatriate Resources Ltd. and StrataGold Corporation, Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals. Mr. McKnight is a member of the Corporation’s Audit Committee.

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 61, holds a Masters of Science in Geology, is a registered Professional Geologist and is Chairman, Viceroy Exploration Ltd. since April 2003, past President March 2003 to December 2003; Chairman Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003. Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors on June 11, 2004. Mr. Netolitzky is a member of the Corporation’s Audit Committee.

David C. Beling, Director (resigned March 31, 2003)

Mr. Beling, Vancouver, British Columbia, is a Professional Mining Engineer; Management and Mining Consultant since May 1997; Previously President and Chief Executive Officer of Azco Mining Inc. from 1992 to 1997; Senior Vice President of Hycroft Resources & Development Inc. from 1987 to 1992. Mr. Beling resigned from the Board of Directors on March 31, 2003.

Ian W. Telfer, Director until June 11, 2004, then Advisory Board Member

Mr. Telfer, West Vancouver, British Columbia, age 58, holds a Masters of Business Administration, is a Chartered Accountant, and has been Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. since October 2001; Vice Chairman and Chairman of itemus inc. from February 2000 to July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and Founder of TVX Gold. Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

Foster V. Wilson, Vice President Corporate Development

Mr. Wilson, Reno, Nevada, age 45, is a Professional Geologist and has been the Vice President, Corporate Development since May 2003; Consulting geologist 2000-2003; Former member of technical services group at Placer Dome Exploration 1990-1999; Former exploration geologist with Echo Bay Exploration 1985-1990.

Joe G. Kircher, Vice President, Operations

Mr. Kircher, Reno, Nevada, age 46, is a Professional Mining Engineer, and has been Vice President, Operations since April 2004; General Manager – Mining Division, Washington Group International Inc. in 2003; General Manager, Kinross Gold Corporation from 1999 to 2002; Vice President, Operations, Dakota Mining Corporation from 1996 to 1998. Subsequent to December 31, 2003, Mr. Kircher became an employee and Officer of the Corporation on April 30, 2004.

Catherine A. Tanaka, Assistant Corporate Secretary

Ms. Tanaka, Vancouver, British Columbia, age 35, holds a Bachelor of Arts and has been Assistant Corporate Secretary and Investor Relations since March 2003; Legal Assistant at Dorsey & Whitney LLP from August 2001 to March 2003; Manager of Corporate Affairs of Itemus Inc. from February 2000 to July 2001; Manager of Corporate Affairs of Vengold Inc. from 1998 to February 2000.

CERTAIN AFFILIATIONS
Some of the directors of the Corporation are also directors and officers of other corporations. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such companies. All such conflicts must be disclosed by them in accordance with the Business Corporations Act (British Columbia), and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

As of December 31, 2004, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Position	Period
Robert McKnight	Expatriate Resources Ltd. and StrataGold Corporation Pacifica Resources Ltd. AMEC Americas Ltd. Finisterre Holdings Inc.	Vice-President, Corporate Development & CFO CFO & Vice President Manager, Financial Services Director, Principal and President	Feb 2004 to Present Feb 2004 to Present Sept 2003 to Jan 2004 1996 to Present
Giulio Bonifacio	Earthworks Industries Inc. 607792 British Columbia Ltd Boni Holdings (1982) Ltd.	Director Secretary and Director President and Director	Feb 2002 to Present June 2000 to Present 1991 to Present
Brian Kirwin	607792 British Columbia Ltd.	President and Director	June 2000 to Present
Ronald Netolitzky

Viceroy Exploration Ltd.

Aurcana Corp

Brett Resources Inc.

Canadian Gold Hunter

Eagle Plain Resources Ltd.

Golden Band Resources Inc.

International Uranium Corp.

Strongbow Resources Inc.

Santoy Resources Ltd.

		Chairman, Director Director Director Director Director President & CEO, Director Advisory Board Director Director	Apr 2003 to Present Sept 1997 to Present Aug 1998 to Present Sept 2003 to Present May 2004 to Present July 1989 to Present Dec 2003 to Present Aug 1990 to Present Aug 1995 to Present

Name of Director/Officer	Corporation	Position	Period
	Skeena Resources Limited Solomon Resources Ltd. Quest Investment Corp. Spectrum Gold Corporation Keewatin Consultants Inc. Chintz & Company Decorative Furnishings Inc. C. H. Golf	Director Director Chairman and Director Director President, Director Officer, Co-owner President and Director	April 1983 to Present Aug 1989 to Present May 1996 to Jun 2004 Jun 2003 to June 2004 1985 to Present 1989 to Present 1993 to Present

Brian Kirwin, Foster Wilson, Joe Kircher and Catherine Tanaka devote 100% of their time to the affairs of the Corporation. Giulio Bonifacio devotes 95% of his time to the affairs of the Corporation. Robert McKnight and Ronald Netolitzky spend approximately 5% of their time on the affairs of the Corporation. Ian Telfer spends approximately less than 5% of his time on the affairs of the Corporation.

              ITEM 6.B               COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2003, in respect of each of the individuals who were, as of December 31, 2003, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compensation
Brian P. Kirwin[2] President, CEO	2003	120,000	Nil		2,725,000	$0.00	Nil
Giulio T. Bonifacio[2] Executive Vice President, CFO	2003	111,300	Nil		2,625,000	$0.00	Nil
Robert McKnight Director	2003	Nil	Nil	Nil	350,000	$0.00	Nil

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compensation
Ronald Netolitzky[6] Director	2003	Nil	Nil	Nil	Nil	$0.00	Nil
David Beling Director [3]	2003	Nil	Nil	Nil	Nil	$0.00	Nil
Ian Telfer Director [4]	2003	Nil	Nil	Nil	500,000	$0.00	Nil
Foster Wilson VP Corporate Development	2003	73,000	Nil	Nil	750,000	$0.00	Nil
Joe Kircher[5] VP Operations	2003	Nil	Nil	Nil	Nil	$0.00	Nil
Catherine Tanaka Asst Corp Secretary	2003	31,436	Nil	Nil	250,000	$0.00	Nil

Note:

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, Stock Appreciation Rights.
(2)	Mr. Kirwin and Mr. Bonifacio annual compensation amounts are based on employment contracts with the Corporation.
(3)	Mr. Beling resigned as Director of the Corporation on March 31, 2003.
(4)
Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

(5)	Subsequent to December 31, 2003, Mr. Kircher became an employee and officer of the Corporation on April 30, 2004.
(6)	Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors of the Corporation on June 11, 2004.

As at December 31, 2003, the Corporation has granted rights to purchase or acquire an aggregate of 15,160,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the Common Shares on December 31, 2003 as traded on the TSX Venture Exchange was $0.36.

Outstanding Employee and Director Stock Options as at December 31, 2003

The Corporation has in place a stock option plan dated for reference May 12, 2003 and subsequently re-approved June 11, 2004 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than five years after the date of grant of such option.

The share options granted to the Named Executive Officers as at December 31, 2003 were as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Brian P. Kirwin	550,000 1,060,000 1,300,000 550,000 2,175,000	December 22, 2000 March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003	$0.15 $0.10 $0.17 $0.31 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008	$0.15 $0.10 $0.17 $0.31 $0.42
Giulio T. Bonifacio	300,000 700,000 1,350,000 450,000 2,175,000	December 22, 2000 March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003	$0.15 $0.10 $0.17 $0.31 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008	$0.15 $0.10 $0.17 $0.31 $0.42
Robert McKnight	250,000 100,000	May 9, 2003 October 27, 2003	$0.29 $0.42	May 9, 2008 October 27, 2008	$0.29 $0.42
Ronald Netolitzky[1]	Nil	Nil	Nil	Nil	Nil
David C. Beling[4]	Nil	Nil	Nil	Nil	Nil
Ian Telfer[2]	500,000 200,000 500,000 500,000	December 22, 2000 March 4, 2002 December 6, 2002 October 27, 2003	$0.15 $0.10 $0.17 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 October 27, 2008	$0.15 $0.10 $0.17 $0.42
Joe Kircher[3]	Nil	Nil	Nil	Nil	Nil
Foster Wilson	250,000 250,000 250,000 100,000 650,000	December 22, 2000 March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003	$0.15 $0.10 $0.17 $0.31 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008	$0.15 $0.10 $0.17 $0.31 $0.42
Catherine Tanaka	150,000 100,000	February 24, 2003 October 27, 2003	$0.31 $0.42	February 24, 2008 October 27, 2008	$0.31 $0.42
Total	14,410,000

Notes

[1]	Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors of the Corporation on June 11, 2004.
[2]
Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

[3]
Subsequent to December 31, 2003, Mr. Kircher became an employee and officer of the Corporation on April 30, 2004. On May 17, 2004 Joe Kircher was issued 1,000,000 options at $0.30 with an expiry date of May 17, 2009.

[4]	Mr. Beling resigned from the Board of Directors on March 31, 2003.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Corporation entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and as amended April 1, 2004 pursuant to which the Corporation agreed to pay Mr. Kirwin a base salary of US$130,000 as increased to US$165,000 as of April 1, 2004, benefits and bonus, and to pay Mr. Bonifacio a base salary of US$120,000 as increased to US$150,000 as of April 1, 2004, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years salary and benefits. The employment agreements are attached as Exhibits 4.1 and 4.2.

Compensation of Directors

For the year ended December 31, 2003, no amounts were paid to directors in consideration for their position as director of the Corporation but stock options were granted. During the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated by the Corporation in their capacity as directors, other than such stock option grants.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning April 1, 2004 as follows:

	Monthly (US$)	Yearly (US$)
Officers
Brian Kirwin	13,750	165,000
Giulio Bonifacio	12,500	150,000
Foster Wilson	8,500	102,000
Joe Kircher	11,000	132,000
Catherine Tanaka	3,850	46,200

Directors
Robert McKnight [1]	n/a	15,000
Ronald Netolitzky [1]	n/a	15,000

Notes [1]
Effective April 1, 2004, independent directors are paid US$15,000 per annum with a further US$2,000 per meeting attended. On April 1, 2005, subject to regulatory approval, the independent members of the board will receive the equivalent of US$15,000 in Common Shares of the Corporation with the resulting number of shares to be determined on the basis of the weighted average closing price of the Corporation’s shares in each previous calendar year as quoted on the TSX Venture Exchange.

Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with the Corporation’s stock option plan and the policies of the TSX Venture Exchange.

              ITEM 6.C               BOARD PRACTICES

The directors of the Corporation are elected by the Corporation’s shareholders at the Corporation’s Annual General Meetings. A director of the Corporation holds his respective position until the earlier of his resignation or his replacement at a subsequent Annual General Meeting of the Corporation.

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Brian Kirwin, Robert McKnight and Ronald Netolitzky. The Audit Committee meets once per quarter. The Audit Committee also meets periodically with management and the independent auditors to review financial reporting and control matters. It is responsible for reviewing with the independent auditor all financial statements of the Corporation to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors. The Corporation is currently in the process of formalizing an Audit Committee Charter which will govern the Audit Committees duties. The Corporation does not have a formal compensation committee, however independent directors meet on an annual basis to review management compensation. Recommendations from this group are referred to the entire board at the budget review meeting for approval.

The Corporation has adopted a Statement of Corporate Governance Practices which is attached hereto as Exhibit 15.2.

              ITEM 6.D               EMPLOYEES

The Corporation has five employees, Brian Kirwin, President and CEO; Giulio Bonifacio, Executive Vice President and CFO; Foster Wilson, Vice President, Corporate Development; Joe Kircher, Vice President, Operations; and Catherine Tanaka, Assistant Corporate Secretary and Investor Relations. All other personnel are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

              ITEM 6.E               SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and Named Executive Officers of the Corporation as at December 31, 2003.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled [1][2][3]	Percentage of Issued Share Capital
Brian Kirwin, Reno, Nevada President, CEO & Director	Common Shares: 6,512,477 Options: 5,635,000 Warrants: 666,667[4]	3.89%
Giulio Bonifacio, Vancouver, B.C. Executive VP, CFO & Director	Common Shares: 2,886,503 Options: 4,975,000 Warrants: 933,333[4]	1.72%
Robert McKnight, North Vancouver, B.C. Director	Common Shares: Nil Options: 350,000 Warrants: Nil	0%
Ronald Netolitzky, Victoria, B.C. [5] Director	Common Shares: Nil Options: Nil Warrants: Nil	0%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled [1][2][3]	Percentage of Issued Share Capital
David C. Beling, Vancouver, B.C. Director[8]	Common Shares: Nil Options: Nil Warrants: Nil	0%
Ian Telfer, West Vancouver, B.C. Director[6]	Common Shares: 5,368,215 Options: 1,700,000 Warrants: Nil	3.21%
Foster Wilson, Reno, Nevada VP Corporate Development	Common Shares: 220,250 Options: 1,500,000 Warrants: Nil	0.1%
Joe Kircher, Reno, Nevada [7] VP Operations	Common Shares: Nil Options: Nil Warrants: Nil	0%
Catherine Tanaka, Vancouver, B.C. Asst Corporate Secretary & Investor Relations	Common Shares: 5,000 Options: 250,000] Warrants: Nil	0%

[1]	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 31, 2003, based upon information furnished by the respective shareholders.
[2]
Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors, officer and employees of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[3]	No stock options have been exercised subsequent to December 31, 2003.
[4]	Warrant to purchase shares at $0.17 prior to 4:30 p.m. on October 18, 2005. These warrants do not carry any voting rights.
[5]	Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors of the Corporation on June 11, 2004.
[6]
Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

[7]
Subsequent to December 31, 2003, Mr. Kircher became an employee and officer of the Corporation on April 30, 2004. On May 17, 2004 Joe Kircher was issued 1,000,000 options at $0.30 with an expiry date of May 17, 2009.

[8]	Mr. Beling resigned from the Board of Directors on March 31, 2003.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the Named Executive Officers and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in- the-Money Options at FY-End ($)(1)
Brian P. Kirwin	Nil	Nil	550,000 Common Shares at $0.15 per share expiring December 22, 2005

1,060,000 Common Shares at $0.10 per share expiring March 4, 2007

1,300,000 Common Shares at $0.17 per share expiring December 6, 2007

550,000 Common Shares at $0.31 per share expiring February 24, 2008

2,175,000 Common Shares at $0.42 per share expiring October 27, 2008
115,500 275,600 247,000 27,500 Nil
Giulio T. Bonifacio	Nil	Nil	300,000 Common Shares at $0.15 per share expiring December 22, 2005

700,000 Common Shares at $0.10 per share expiring March 4, 2007

1,350,000 Common Shares at $0.17 per share expiring December 6, 2007

450,000 Common Shares at $0.31 per share expiring February 24, 2008

2,175,000 Common Shares at $0.42 per share expiring October 27, 2008
63,000 182,000 256,500 22,500 Nil
Robert McKnight	Nil	Nil	250,000 Common Shares at $0.29 per share expiring May 9, 2003 100,000 Common Shares at $0.42 per share expiring October 27, 2003	17,500 Nil
Ronald Netolitzky[2]	Nil	Nil	Nil	Nil
David Beling[5]	Nil	Nil	Nil	Nil
Ian Telfer[3]	Nil	Nil	500,000 Common Shares at $0.15 per share expiring December 22, 2005

200,000 Common Shares at $0.10 per share expiring March 4, 2007

500,000 Common Shares at $0.17 per share expiring December 6, 2007

			500,000 Common Shares at $0.42 per share expiring October 27, 2008	105,000 52,000 95,000 Nil
Joe Kircher[4]	Nil	Nil	Nil	Nil

Foster Wilson	Nil	Nil	250,000 Common Shares at $0.15 per share expiring December 22, 2005

250,000 Common Shares at $0.10 per share expiring March 4, 2007

250,000 Common Shares at $0.17 per share expiring December 6, 2007

100,000 Common Shares at $0.31 per share expiring February 24, 2008

			650,000 Common Shares at $0.42 per share expiring October 27, 2008	52,500 65,000 47,500 5,000 Nil
Catherine Tanaka	Nil	Nil	150,000 Common Shares at $0.31 per share expiring February 24, 2008 100,000 Common Shares at $0.42 per share expiring October 27, 2008	7,500 Nil

Note:

[1]
Based on the closing price on December 31, 2003 of $0.36 per share. The value is the product of the number of Common Shares optioned multiplied by the difference between the closing market price on December 31, 2003 and the exercise price.

[2]	Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors of the Corporation on June 11, 2004.
[3]
Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

[4]
Subsequent to December 31, 2003, Mr. Kircher became an employee and officer of the Corporation on April 30, 2004. On May 17, 2004 Joe Kircher was issued 1,000,000 options at $0.30 with an expiry date of May 17, 2009.

[5]	Mr. Beling resigned from the Board of Directors on March 31, 2003.

No options were exercised by Directors or Named Executive Officers during the most recently completed financial year.

ITEM 7               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

              ITEM 7.A               MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties which to the knowledge of the Corporation owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2004.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Goldcorp Inc. Toronto, ON	Common Shares: 17,345,454[1]	9.2%
Sprott Asset Management Toronto, ON	Common Shares: 12,500,860[2]	6.6%

[1]	Subsequent to December 31, 2003 Goldcorp exercised 5,681,818 warrants at $0.28 on January 30, 2004 and increased its shareholding in the Corporation to 17,345,454.

[2]
Sprott Asset Management participated in the Corporation’s private placement on October 23, 2003 and purchased 12,500,860 common shares at $0.28 and 6,250,430 warrants with an exercise price of $0.35 which expire on October 23, 2006.

As at January 14, 2005, the Corporation had registered shareholders in the United States, holding a total of 26% of the total issued and outstanding shares of the Corporation. The total number of issued and outstanding shares of the Corporation as at November 30, 2004 was 188,284,350.

The voting rights attached to all Common Shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to Common Shares of the Corporation.

The Corporation has not paid any dividends since its incorporation and does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation’s policy is to retain earnings, if any, to finance exploration on its properties. The payment of dividends in the future will depend upon, among other factors, the Corporation’s earnings, capital requirements and operating conditions.

              ITEM 7.B               RELATED PARTY TRANSACTIONS

During 2002, the Corporation settled approximately $320,968 in loans from officers and directors by way of the issuance of shares and wrote-off approximately $26,712. During 2003, the remaining balance of $6,000 was paid out.

Mr. Brian Kirwin participated in the Corporation’s private placement in October 2002. Mr. Kirwin purchased 666,667 shares at $0.15 for a total of $100,000 and received 666,667 warrants exerciseable at $0.17 with an expiry date of October 18, 2005, which was extended from October 18, 2004.

Mr. Giulio Bonifacio participated in the Corporation’s private placement in October 2002. Mr. Bonifacio purchased 933,333 shares at $0.15 for a total of $140,000 and received 933,333 warrants exerciseable at $0.17 with an expiry date of October 18, 2005, which was extended from October 18, 2004.

Except as disclosed above, during the previous three fiscal years, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

              ITEM 7.C               INTERESTS OF EXPERTS AND COUNSEL

              Not Applicable.

ITEM 8               FINANCIAL INFORMATION

              ITEM 8.A               CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Form 20-F includes comparative financial statements covering the last three financial years. The financial statements are reported in Item 17.

There are no legal or arbitration proceedings which may have a significant effect on the Corporation’s financial position or profitability.

The Corporation does not pay dividends.

Subsequent to December 31, 2003, the Corporation received $2,256,036 from the exercise of certain share purchase warrants. These warrants were exercised at prices ranging from $0.13 to $0.35 per Common Share.

              ITEM 8.B               SIGNIFICANT CHANGES

On November 22, 2004, the Corporation and International Taurus Resources Inc.(“Taurus”) entered into a Letter Agreement followed by the respective companies approving and executing a formal Arrangement Agreement on December 22, 2004. The arrangement will combine the two companies to create a new gold company (“New Bonanza”) which will have interests in several mineral development and exploration projects located in Canada and the United States. The two merging companies have also agreed with Fairstar Explorations Inc. (“Fairstar”) to acquire its 38 per cent interest in the Fenelon project in Quebec and other Casa Berardi properties currently held by Fairstar. Consideration for Fairstar’s Fenelon interest is the issuance of 6.5 million shares of New Bonanza and a cash payment of CDN$300,000. These transactions will resolve the existing Fenelon litigation between Fairstar and Taurus, and New Bonanza will then hold a 100 per cent ownership interest in the Fenelon project.

The Fenelon Gold Project is in the Casa Berardi region of Quebec. Extensive drilling and the mining and milling of a 14,000-tonne bulk sample confirm gold mineralization. The deposit is open at depth, and the controlling structure has been identified for over three kilometers of strike length.

Highlights of New Bonanza:

-	New Bonanza will have a balance sheet with $10 million in cash and no debt;

-	it will have an experienced entrepreneurial management team led by Brian Kirwin;

-	New Bonanza will have near term, production potential at the Copperstone project in Arizona with a planned production decision in 2005;

-	exploration potential exists at the Fenelon project in Quebec and the large Taurus project in British Columbia; and

-	New Bonanza will have several additional prospective exploration projects in the United States and Canada.

Management and the Board of Directors of New Bonanza:

The combination and property consolidation has the full support of the boards of directors of Bonanza, Taurus and Fairstar. Management of New Bonanza will be led by a team consisting of Mr. Brian Kirwin as President and Chief Executive Officer, Mr. Giulio Bonifacio as Executive Vice President and Chief Financial Officer, and Dr. William Bird, Taurus’s current interim President will assume the role of Vice President. The expanded Board of Directors of New Bonanza will include four directors from Bonanza, two directors from Taurus and one director from Fairstar. Additionally Mr. Robert Blakestad, current Director and past-President of Taurus, will join Mr. Ian Telfer as a member of the advisory board. Subject to exchange approval, the common shares will continue to trade on the TSX Venture Exchange. It is New Bonanza’s intention to seek a listing on the TSX senior board and other stock exchanges as appropriate. Prior to closing the transaction New Bonanza will be renamed.

Summary of the transaction:

The business combination is expected to be completed by way of a statutory Plan of Arrangement whereby each Bonanza share will be exchanged for 0.25 shares of New Bonanza and each Taurus will be exchanged for 0.20 shares of New Bonanza. As a result of the proposed transactions, the combined company will be held by 63.6 percent of former Bonanza shareholders, 27.6 per cent of former Taurus shareholders and 8.8 per cent of existing Fairstar shareholders.

The combination is subject to the execution of a definitive merger agreement (completed), all requisite judicial and regulatory approvals, third party consents and opinions and other conditions customary in transactions of this nature. In particular, the transaction must be approved by at least three quarters of the votes cast by shareholders of Bonanza and Taurus as well as approved by 2/3 of the votes cast by shareholders of Fairstar. The shareholder meetings are expected to be held in March, 2005 with the transaction expected to close shortly thereafter.

If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepts the superior proposal will be required to pay a fee equal to 5 per cent of its market capitalization to the other party.

ITEM 9               THE OFFERING AND LISTING

              ITEM 9.A               OFFER AND LISTING DETAILS

The Common Shares are listed and posted for trading on the TSX Venture Exchange. The following table sets forth the annual high and low closing prices, in Canadian dollars, on the TSX Venture Exchange for the last five full financial years:

Fiscal Year ending	High	Low
December 31, 2003	0.485	0.22
December 31, 2002	0.26	0.03
December 31, 2001	0.11	0.03
December 31, 2000[1]	0.34	0.10
December 31, 1999[1]	0.30	0.05

[1]	The Corporation changed its name to American Bonanza Gold Mining Corp. on October 16, 2000. Subsequent to that date the Corporation traded under the name Asia Minerals Corp.

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, on the TSX Venture Exchange for 2002 to September 30, 2004:

Fiscal 2002	High	Low
First Quarter	0.18	0.03
Second Quarter	0.25	0.08
Third Quarter	0.23	0.11
Fourth Quarter	0.26	0.12

Fiscal 2003	High	Low
First Quarter	0.38	0.22
Second Quarter	0.315	0.23
Third Quarter	0.41	0.265
Fourth Quarter	0.485	0.33

Fiscal 2004	High	Low
First Quarter	0.395	0.24
Second Quarter	0.27	0.155
Third Quarter	0.22	0.14

The following table sets forth the high and low prices, in Canadian dollars, of the Common Shares on the TSX Venture Exchange for the last nine months.

2004	High	Low
January	0.395	0.285
February	0.355	0.275
March	0.30	0.24

April	0.27	0.18
May	0.23	0.17
June	0.23	0.155
July	0.195	0.16
August	0.18	0.16
September	0.22	0.14

The Common Shares are listed and posted for trading on the pink sheets. The following table sets forth the annual high and low closing prices, in U.S. dollars, on the pink sheets for the last five full financial years:

Fiscal Year ending	High	Low
December 31, 2003	0.35	0.13
December 31, 2002	0.17	0.0281
December 31, 2001	0.1458	0.01
December 31, 2000[1]	0.19	0.05
December 31, 1999[1]	0.19	0.08

[1]	The Corporation changed its name to American Bonanza Gold Mining Corp. on October 16, 2000. Subsequent to that date the Corporation traded under the name Asia Minerals Corp.

The following table sets forth the high and low prices for each full financial quarter, in U.S. dollars, on the pink sheets for 2002 to September 30, 2004:

Fiscal 2002	High	Low
First Quarter	0.105	0.0281
Second Quarter	0.17	0.07
Third Quarter	0.1525	0.06
Fourth Quarter	0.1550	0.07

Fiscal 2003	High	Low
First Quarter	0.26	0.13
Second Quarter	0.28	0.155
Third Quarter	0.28	0.18
Fourth Quarter	0.35	0.21

Fiscal 2004	High	Low
First Quarter	0.344	0.17
Second Quarter	0.20	0.115
Third Quarter	0.146	0.1099

The following table sets forth the high and low prices, in U.S. dollars, of the Common Shares on the pink sheets for the last nine months.

2004	High	Low
January	0.31	0.226
February	0.26	0.202
March	0.344	0.17
April	0.20	0.129
May	0.17	0.115
June	0.16	0.125
July	0.146	0.13
August	0.14	0.115
September	0.142	0.1099

              ITEM 9.B               PLAN OF DISTRIBUTION

              Not Applicable.

              ITEM 9.C               MARKETS

The Corporation’s Common Shares are listed for trading on the TSX Venture Exchange in Canada and the pink sheets in the United States. The Corporation was listed for trading on the predecessor stock exchange to the TSX Venture Exchange on August 25, 1993.

At December 31, 2003, there were 167,408,734 of the Corporation’s Common Shares outstanding.

ITEM 10               ADDITIONAL INFORMATION

              ITEM 10.B               MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the Business Corporations Act (Alberta) on November 17, 1980 as “Oakwood Energy Ltd.” and changed its name to American Ore Ltd. on December 12, 1986, to American Exploration Corp. on August 17, 1992, to Asia Minerals Corp. on April 20, 1994 and finally to American Bonanza Gold Mining Corp. on October 16, 2000. It was continued into British Columbia under the Company Act (British Columbia), Canada on July 19, 1994. The Company Act (British Columbia) has now been replaced by the Business Corporations Act (British Columbia).

The Corporation’s registered and records office is located at Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 with its exploration offices located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

The authorized capital of the Corporation consists of 500,000,000 shares without par value, divided into 400,000,000 Class “A” Common Shares (“Common Shares”), and 100,000,000 Class “B” Preferred Shares. There were 167,408,734 Common Shares issued and outstanding as fully paid and non-assessable as of December 31, 2003.

Pursuant to the requirements of the Business Corporations Act (British Columbia), a director of the Corporation must declare any interest in and abstain from voting on any board of directors’ resolution relating to any matter in which such director has a material interest. In addition, the policies of the TSX Venture Exchange require that all employment, consulting or other compensation agreements between a company and its officers or directors be considered and approved by the disinterested member of the board of directors or a committee of independent directors.

Pursuant to the Business Corporations Act (British Columbia) and the Corporation’s Articles of Incorporation, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation.

Pursuant to the requirements of the Business Corporations Act (British Columbia), a person must be not less than 18 years of age to act as a director of a British Columbia company. There are no requirements under the Business Corporations Act (British Columbia) or the Corporation’s Articles of Incorporation that a director be a shareholder of the Corporation.

The Common Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares. All of the Common Shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of a liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of Common Shares.

On March 30, 2004, the British Columbia Company Act was replaced by the Business Corporations Act (British Columbia). There is a two-year transition period during which corporations must make amendments to their articles of incorporation to bring them into compliance with the new statutes. The Corporation intends to commence the transition process in early 2005.

              ITEM 10.C               MATERIAL CONTRACTS

The Corporation entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and as amended April 1, 2004 pursuant to which the Corporation agreed to pay Mr. Kirwin a base salary of US$130,000 as increased to US$165,000 as of April 1, 2004, benefits and bonus, and to pay Mr. Bonifacio a base salary of US$120,000 as increased to US$150,000 as of April 1, 2004, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years’ salary and benefits.

The Corporation entered into a Letter of Agreement between the Corporation, International Taurus Resources Inc. and Fairstar Explorations Inc. on November 22, 2004 which is attached hereto as Exhibit 4.3.

The Corporation entered into a Arrangement Agreement between the Corporation, International Taurus Resources Inc., Fairstar Explorations Inc., 0710882 B.C. Ltd. and 0710887 B.C. Ltd. on December 22, 2004 which is attached hereto as Exhibit 4.4.

              ITEM 10.D               EXCHANGE CONTROLS

The Corporation is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Corporation(the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act").

The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Corporation’s common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. The Corporation does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Corporation's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a

"Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.

An investment in the Corporation's common shares by a non-Canadian (other than a "WTO investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Corporation.

An investment in the Common Shares of the Corporation by a WTO investor, or by a non-Canadian when the Corporation was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 exceeds CDN$237 million. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Corporation. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes the Corporation will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of the Corporation would be exempt from the Investment Act, including (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities, (b) an acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and (c) an acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of the Common Shares, remained unchanged.

              ITEM 10.E               TAXATION

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder. The provisions of the Tax act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). This discussion is general only and is not a substitute for independent advice from a shareholder’s own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a “non-resident”).

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between

Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. When a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends, the withholding tax rate on the gross amount of dividends is reduced to 5%.

A non-resident who holds shares of the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian Property” within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty.

The shares of the Corporation would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Corporation belonged to the non-resident, (b) the person with whom the non-resident dealt did not deal at arm’s length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm’s length own or are considered to own not less than 25% of the issued shares of any class of the Corporation.

Material United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such Common Shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the Common Shares. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 –Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares are encouraged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares

U.S. Holders, who do not fall under any of the provisions contained under within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of Common Shares equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Corporation believes that it is presently a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation's qualifies as a PFIC on his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as

"personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Corporation is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Corporation no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Corporation is a PFIC and the U.S. Holder holds shares of the Corporation) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Corporation are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Corporation.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-

to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

              ITEM 10.H               DOCUMENTS ON DISPLAY

All material contracts may be inspected at the Corporation’s offices, 1606 – 675 West Hastings Street, Vancouver, British Columbia, during normal business hours.

              ITEM 10.I               SUBSIDIARY INFORMATION

As of December 31, 2003, the only active subsidiaries of the Corporation were Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation), both wholly owned. Bonanza Gold and the Corporation have a registered office address at Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. Bonanza Explorations has a registered address at 6100 Neil Road, Suite 500, Reno, Nevada 89511.

ITEM 11               QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

             Not Applicable.

ITEM 12               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

             Not Applicable.

PART II

ITEM 13               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

             None.

ITEM 14              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

             Not Applicable.

ITEM 15               CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance guidelines which are attached hereto as Exhibit 15.1.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to them by others within the Corporation during the period in which this Form 20-F was being prepared.

There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Corporation's internal controls requiring corrective actions.

ITEM 16A               AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Mr. Robert McKnight fulfills the role of Financial Expert on the Corporation’s audit committee. Mr. McKnight has a Master in Business Administration and has experience in financial, accounting and taxation matters. Mr. McKnight is the Chief Financial Officer for Expatriate Resources Ltd and StrataGold Corporation both publicly traded companies on the TSX-Venture Exchange. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.

ITEM 16B               CODE OF ETHICS

The Corporation has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and members of the Board of Directors. All employees are expected to abide by the principle that standards of personal behavior should at all times reflect credit on the Corporation and the mining/exploration industry in general. No amendments or waivers to these policies have been made since their adoption.

The code of ethics is filed as an exhibit in connection with this Form 20-F. The Corporation will provide copies of the code of ethics to any person, upon written request to the secretary of the Corporation at its address at 1606 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2.

ITEM 16C               PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ending December 31, 2003 (Cdn$)	Fiscal Year ending December 31, 2002
Audit Fees	17,450	14,945
Audit-related fee	Nil	Nil
Tax services – Canadian	2,000	2,000
Tax services – US	2,000	2,000
All other fees	Nil	Nil
Total fees billed	21,450	18,945

The Corporation’s auditors are Tony M. Ricci, Inc. Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Tony M. Ricci, Inc. under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Tony M. Ricci, Inc. for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services would have consisted of assistance in the documentation of processes and controls.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

PART III

ITEM 17               FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statement

Consolidated Balance Sheets for the fiscal years ended December 31, 2003 and 2002
Statements of Loss and Deficit, Statements of Mineral Property Expenditures and Statements of Cash Flows, all for the fiscal years ended December 31, 2003, 2002, and 2001
Notes to Consolidated Financial Statements

ITEM 18              FINANCIAL STATEMENTS

See Item 17

ITEM 19              EXHIBITS

Exhibit	Description
Number

1.0	Articles of the Corporation

2.0	Stock Option Plan dated May 7, 2004

4.1	Employment Agreement for Brian Kirwin

4.2	Employment Agreement for Giulio Bonifacio

4.3	Letter of Agreement between the Corporation, International Taurus Resources Inc. and Fairstar Explorations Inc. dated November 22, 2004

4.4	Arrangement Agreement between the Corporation, International Taurus Resources Inc., Fairstar Explorations Inc., 0710882 B.C. Ltd. and 0710887 B.C. Ltd. dated December 22, 2004

11.0	Code of Ethics

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13.1	Section 906 Certification by Chief Executive Officer

13.2	Section 906 Certification by Chief Financial Officer

15.1	Corporate Governance Guidelines

15.2	Management’s Discussion and Analysis[1]

[1]	Management’s Discussion and Analysis were filed under separate cover of Form 6K on January 5, 2005 and are incorporated for reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD MINING CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive Officer & Director

Date:	February 2, 2005

AMERICAN BONANZA GOLD MINING CORP.
(An Exploration Stage Company)

Consolidated Financial Statements
December 31, 2003, 2002 and 2001

Together with Auditor’s Report

Tony M. Ricci Inc.

Chartered Accountant	Suite 1304
925 West Georgia St.
Vancouver, B.C. V6C 3L2
Tel: (604) 669-3013
Fax: (604) 669-3015

AUDITOR’S REPORT

To the Board of Directors
AMERICAN BONANZA GOLD MINING CORP.
(An Exploration Stage Company)

I have audited the consolidated balance sheets of American Bonanza Gold Mining Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I have conducted my audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 10 to the consolidated financial statements.

“Tony M. Ricci Inc.”

CHARTERED ACCOUNTANT

Vancouver, British Columbia
March 26, 2004

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS (In Canadian Dollars)
December 31	2003	2002
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,406,295	1,616,691
Cash from joint venture partner (note 4 (b))	-	210,971
Accounts receivable	103,231	21,233
Prepaid expenses	33,215	-
Marketable securities (note 3)	22,500	24,000

	13,565,241	1,872,895

MINERAL PROPERTIES (note 4)	11,406,116	8,749,879

OFFICE EQUIPMENT, net	35,032	36,911
	25,006,389	10,659,685

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4 (a))	475,557	695,851
Current portion of long-term debt (note 5)	-	854,451
Funds held on behalf of joint venture partner (note 4 (b))	-	210,971
Due to related parties (note 7)	-	6,000

	475,557	1,767,273

LONG-TERM DEBT (note 5)	-	867,680

FUTURE INCOME TAXES (note 9)	328,654	328,654

	804,211	2,963,607

SHAREHOLDERS' EQUITY
Share capital (note 6)	38,208,754	21,329,982
Contributed surplus (note 6)	232,542	-
Cumulative currency translation adjustment	43,031	43,031
Deficit	(14,282,149)	(13,676,935)

	24,202,178	7,696,078

	25,006,389	10,659,685

SUBSEQUENT EVENT (note 6)

CONTINGENT LIABILITY (note 4(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (In Canadian Dollars)
For the years ended December 31	2003	2002	2001
	$	$	$

REVENUE
Interest income and other	152,599	-	180,687

EXPENSES (INCOME)
General and administrative (note 8)	403,222	195,444	232,902
Exploration	304,212	236,104	72,601
Business development	93,100	54,265	-
Amortization	11,931	11,863	11,702
Foreign exchange	(56,152)	(12,622)	53,546
Mineral properties written off	-	-	893,558
Marketable securities written down	1,500	-	-

	757,813	485,054	1,264,309

NET LOSS	(605,214)	(485,054)	(1,083,622)

DEFICIT, beginning of year	(13,676,935)	(13,191,881)	(12,108,259)

DEFICIT, end of year	(14,282,149)	(13,676,935)	13,191,881

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES	123,094,986	76,315,548	64,735,129

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (In Canadian Dollars)
For the years ended December 31	2003	2002	2001
	$	$	$

OPERATING ACTIVITIES
Net loss	(605,214)	(485,054)	(1,083,622)
Items not affecting cash
Amortization	11,931	11,863	11,702
Foreign exchange gain on foreign denominated debt	(195,337)	-	69,062
Mineral properties written off	-	-	893,558
Marketable securities written down	1,500	-	-

	(787,120)	(473,191)	(109,300)

Changes in non-cash operating accounts
Accounts receivable	(81,998)	(21,233)	8,470
Accounts payable	(227,140)	(6,944)	(52,225)
Prepaids	(33,215)	-	12,485

	(1,129,473)	(501,368)	(140,570)

INVESTING ACTIVITIES
Copperstone property	(2,030,144)	(483,376)	(204,056)
Acquisition of additional interests in Copperstone property	-	(2,259,474)	-
Other mineral properties	(393,551)	(41,516)	(104,311)
Proceeds from joint venture partner	-	107,500	-
Office equipment	(10,052)	(634)	(3,214)

	(2,433,747)	(2,677,500)	(311,581)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	16,878,772	3,187,491	-
Long-term debt	-	1,742,341	-
Repayment of long-term debt	(1,519,948)	(20,210)	-
Due to related parties	(6,000)	(127,031)	402,279

	15,352,824	4,782,591	402,279

INCREASE (DECREASE) IN CASH	11,789,604	1,603,723	(49,872)

CASH AND CASH EQUIVALENTS, beginning of year	1,616,691	12,968	62,840

CASH AND CASH EQUIVALENTS, end of year	13,406,295	1,616,691	12,968

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	36,907	74,236	-

Non-cash transactions:
Marketable securities	-	24,000	-

Share for debt settlement	-	400,000	-

Fair value of consultant options recorded as deferred exploration costs	232,542	-	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

1.	NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, the measurement principles of which materially conform with those established in the Unites States, except as explained in note 10.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Gold Inc. (a Canadian corporation), which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All significant inter-company transactions have been eliminated.

Mineral properties and deferred exploration costs

Costs related to mineral activities, which include the investigation, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. In those cases where exploration activities are conducted jointly with others, only the Corporation's proportionate interest in the related mineral projects is included in the financial statements.

Costs relating to non-productive or uneconomical properties are charged to earnings and written down to their net recoverable amounts. The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of related properties or from proceeds of disposition. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

Environmental related and reclamation costs

Liabilities related to environmental protection and reclamation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Joint ventures

The Corporation conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its Canadian subsidiary is also the Canadian dollar.

As the Corporation’s foreign subsidiary has been dependent on funding from its parent, the Corporation, in the prior year, reclassified the operations of its foreign subsidiary from self-sustaining to integrated. As a result the temporal method of translating the accounts of the foreign subsidiary has been adopted in place of the current rate method commencing in the prior year.

Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations and deficit.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, GST recoverable, accounts payable and accrued liabilities and due to related parties, the carrying amounts

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

approximate fair value due to their short-term maturity. The fair value of obligations under long term debt calculated at the discounted present value of future payments, approximates its carrying value.

Stock-Based compensation

Effective January 1, 2002, the Corporation adopted the new accounting recommendations for stock-based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Corporation had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002. The Corporation accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. During the year, the Corporation granted stock options to directors, officers and employees as set out in note 6.

Income taxes

The Corporation accounts for income taxes under the liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset and a liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

Segmented information

The Corporation’s principal operations are located in the United States. The Corporation conducts it business in a single operating segment being the investment in exploration and development of mineral properties. All mineral properties are located in the United States.

3.	MARKETABLE SECURITIES As at December 31, 2003, the Corporation held the following marketable securities:

	Number of	December 31,	December 31,
	Shares	2003	2002
		$	$
American Nevada Gold Corp.	300,000	22,500	24,000

Pursuant to the terms of the Option Agreement entered into with American Nevada Gold Corp. (note 4) the Corporation received 300,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $22,500 at December 31, 2003 and $27,000 at December 31, 2002.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

4.	MINERAL PROPERTIES

Project	2003	2002	2001
	$	$	$

Copperstone (a)	9,312,073	7,049,387	4,306,537
Pamlico (b)	1,595,078	1,377,552	1,414,486
Gold Bar (b )	477,407	322,940	375,990
Oatman (c )	21,558	-	-
	11,406,116	8,749,879	6,097,013

Schedule of mineral property expenditures during 2003:

					Totals
			Gold
	Copperstone	Pamlico	Bar	Oatman	2003	2002	2001
	$	$	$	$	$	$	$
Balance, beginning of year	7,049,387	1,377,552	322,940	-	8,749,879	6,097,013	6,682,204

Additions during the year
Acquisition of an additional
75% interest in
Copperstone	-	-	-	-	-	1,657,835	-
Acquisition of D-Zone JV
interest	-	-	-	-	-	601,639	-
Decline, drilling and
underground support	1,387,361	-	-	-	1,387,361	212,022	-
Geological consulting &
related	354,694	-	-	-	354,694	-	63,514
Consulting – fair value of
options	232,542	-	-	-	232,542	-	-
Drilling, net of joint venture
costs	-	10,121	131,090	-	141,211	20,329	-
Assaying	107,239	-	-	-	107,239	-	-
Advance royalty payment	40,551	-	-	-	40,551	47,106	46,200
BLM land payments	39,407	10,020	23,377	21,558	94,362	99,280	88,286
Property payment		197,385	-	-	197,385	235,530	30,797
Computer & related	78,618	-	-	-	78,618	-	-
Capitalized interest	36,907	-	-	-	36,907	74,236	-

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

Schedule of mineral property expenditures during 2003 (continued):

					Totals
			Gold
	Copperstone	Pamlico	Bar	Oatman	2003	2002	2001
Site maintenance & camp
Utilities and power	56,527	-	-	-	56,527	58,140	52,000
Property caretakers	43,767	-	-	-	43,767	15,331	6,000
Equipment & truck rental	32,593	-	-	-	32,593	-	-
Telephone	11,573	-	-	-	11,573	13,143	-
Maintenance, Supplies,
Other	34,613	-	-	-	34,613	18,804	21,570
Consideration and cost
recoveries received	-	-	-	-	-	(400,529)	-
Debt forgiveness & exchange
gain on acquisition payables	(193,706)	-	-	-	(193,706)	-	-
Mineral properties written
down	-	-	-	-	-	-	(893,558)
	2,262,686	217,526	154,467	21,558	2,656,237	2,652,866	(585,191)
Balance, end of year	9,312,073	1,595,078	477,407	21,558	11,406,116	8,749,879	6,097,013

(a)    Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 5).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 5); and,

(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 5).

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2003 therefore, the claims held are in good standing until August 2004.

(b) Pamlico and Gold Bar

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of Pamlico, Golden Arrow, Gilbert, Gold Bar and Snowstorm properties. During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims recognizing a write-down of $893,558 during the year ended December 31, 2001.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2003; therefore, the claims held are in good standing until August 2004.

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

On September 27, 2002 the Corporation entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”). Under the terms of the Option Agreement, American Nevada was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties (the “Properties”) by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totalling $3,600,000.

Joint venture funding of approximately $525,000 has been received or accrued as at December 31, 2003. On September 9, 2003 American Nevada elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

(c) Oatman

The Oatman property is located in Mohave County in Northwest Arizona. The Corporation acquired 600 hectares through the staking of 67 unpatented lode mining claims.

5.

LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 4), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly.

The Corporation has granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share until March 4, 2004 which were exercised subsequent to December 31, 2003 (note 6).

Under the terms of the agreement with Brascan, the Brascan Loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation has agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s public offering completed on June 10, 2002 (note 6) the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

On October 29, 2003 the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms resulting from the Corporation’s private placement and public offering completed on October 23, 2003 (note 6).

6.

SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2002 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
	Common
Issued – Class A Common	Shares	Amount
		$
Balance, December 31, 2000 and 2001	64,735,129	17,742,491

Shares issued for:
Public offering	15,384,600	2,000,000
Corporate finance fee on public offering	400,000	-
Private placement	10,166,665	1,525,000
Corporate finance fee on private placement	250,000	-
Warrant exercise	20,000	3,000
Stock option exercise	310,000	40,850
Debt settlement	2,000,000	400,000
Share issue costs	-	(381,359)
Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)
Balance, December 31, 2003	167,408,734	38,208,754

On June 10, 2002 the Corporation completed a public offering of 15,384,600 units at a price of $0.13 per unit totaling $2,000,000. Each unit is comprised of one common share and one transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

one additional common share for a period of two years until June 10, 2004 at a price of $0.15 in the first year and $0.17 in the second year. The warrants were listed for trading on the TSX Venture Exchange on June 11, 2002.

Canaccord Capital Corporation (“Canaccord”) as agent for this offering was paid an agent fee of 8.5 percent on the aggregate gross proceeds, non-transferable agent warrants totaling 2,307,690 representing 15 percent of the number of units sold, exercisable under the same terms as the public financing, and a corporate finance fee payable through the issuance of 400,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the public financing.

On October 17, 2002 the Corporation completed shares for debt settlement agreements for indebtedness totaling $400,000 by the issuance of 2,000,000 common shares at a deemed price of $0.20 per common share.

On October 18, 2002 the Corporation completed a private placement of 10,166,665 units at a price of $0.15 per unit totaling $1,525,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until October 18, 2004 at a price of $0.17.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds of the brokered portion sold by Canaccord, non-transferable agent warrants totaling 766,666, exercisable under the same terms as the private placement, representing 10 percent of the number of units sold by Canaccord and a corporate finance fee payable through the issuance of 250,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit is comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

purchase warrant will entitle the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit is comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit is comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan ( the “Plan”) approved by the shareholders on June 13, 2003. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation 30 days after the date of such cessation. All options vest when granted unless otherwise specified by the Board of Directors.

The Corporation has granted stock options to acquire an aggregate of 15,160,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share at varying times up until October 27, 2008 as follows:

	Number	Weighted average
	of Shares	exercise price

Balance, December 31, 2000	5,810,000	$0.17
Cancelled	(2,770,000)	$0.21
Balance, December 31, 2001	3,040,000	$0.16

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

Granted	6,710,000	$0.14
Exercised	(50,000)	$0.10
Cancelled	(690,000)	$0.17
Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$0.15
Balance, December 31, 2003	15,160,000	$0.28

The following table summarizes stock options outstanding and exercisable at December 31, 2003:

Number of Options	Exercise Price	Expiry Date
1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
15,160,000

The fair value of 650,000 options granted to geological consultants has been estimated at $232,542 and has been allocated to the Copperstone gold property.

During the year ended December 31, 2003 no compensation costs were recorded in the financial statements of operation and deficit for 7,200,000 options granted to directors and employees. Had compensation costs been determined for employee awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s proforma net loss and proforma basic and diluted loss per share would have been as follows:

	2003	2002
	$	$

Net loss for the year as reported	605,214	485,054
Compensation expense related to fair value of stock options	2,431,000	443,967
Pro forma net loss for the year	3,036,214	929,021
Pro forma loss per share basic and diluted	(0.02)	(0.01)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

	2003	2002

Risk free interest rate	2.5%	3%
Expected dividend yield	0%	0%
Stock price volatility	165%	100%
Expected life of options	3 years	2 years

The weighted average fair value of options granted to employees during the year ended December 31, 2003 is $0.34 (2002 -$0.07) each.

Warrants

The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 52,633,310 common shares as follows:

Number of
warrants	Exercise Price	Expiry Date
7,203,977	$0.28	January 31, 2004
1,500,000	$0.13	March 4, 2004
13,186,919	$0.17	June 10, 2004
6,648,333	$0.17	October 18,2004
3,833,367	$0.35	October 23, 2005
20,260,714	$0.35	October 23, 2006
52,633,310

Subsequent to December 31, 2003 the following warrants were exercised: 7,203,977 warrants at $0.28; 1,500,000 warrants at $0.13; 123,000 warrants at $0.17; and 65,750 warrants at $0.35.

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow. The escrow shares are released over time, but will be released earlier if the Corporation meets Tier 1 issuer status. On March 14, 2003,the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange and as result of the change in classification all remaining common shares held in escrow were released.

7.

RELATED PARTY TRANSACTIONS

Two directors of the Corporation, in their capacity as officers, were paid $330,130 (2002 - $ 271,327) for management, exploration and business development related services.

During 2002, the Corporation settled approximately $320,968 in due to related parties debt by the issuance of shares (note 6) and wrote-off approximately $26,712. During 2003, the remaining balance of $6,000 was paid out.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

8.	GENERAL AND ADMINISTRATIVE EXPENSES

		2003	2002	2001
		$	$	$
	Management fees, consulting and salaries	190,909	180,027	194,544
	Office and administration	34,305	8,082	5,777
	Legal and accounting	10,968	56,607	27,906
	Insurance	45,320	-	-
	Public company expenses	121,720	39,849	4,675
	Expense recoveries	-	(89,121)	-
		403,222	195,444	232,902

9.	INCOME TAXES The Corporation has tax loss carryforwards of approximately $3,488,000 available to offset future income for tax purposes which expire as follows:

$
2004	1,008,000
2005	620,000
2006	500,000
2007	364,000
2008	187,000
2009	366,000
2010	443,000

In addition, the Corporation has approximately $14,300,000 of foreign exploration and development expense and approximately $750,000 of Canadian exploration and development expense carryforwards available to be deducted against certain future resource profits. The availability of these tax deductions is restrictive.

The Corporation has taken a full valuation allowance in respect of these carryforwards; accordingly, no future tax asset has been recognized in these financial statements. Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.

Significant components of the Corporation's future income tax assets and liabilities are as follows:

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

	2003	2002
	$	$
Future income tax assets
Tax loss carryforwards	1,700,000	1,800,000
Resource exploration deductions	6,800,000	5,700,000
Book and tax base differences on assets	33,000	8,000
Valuation allowance	(8,533,000)	(7,508,000)

Future income tax assets	-	-

Future income tax liability
Mineral properties	(328,654)	(328,654)

10.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

	(a)	Mineral properties and deferred exploration costs

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Corporation is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Corporation has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes relate to mineral property acquisition costs.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

	(b)	Stock-based compensation

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

The Financial Accounting Standards Board in the U.S. issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Corporation has elected to continue measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors approximates, or is greater than, the market value at the grant date, the Corporation has determined that the adoption of this accounting policy for stock options granted to employees and directors had no material effect on its results of operations for US GAAP purposes.

Under SFAS 123, stock options granted to non-employees for services rendered to the Corporation are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002, since the Corporation’s options were vested at the date of grant, the adoption of the accounting policy for US GAAP purposes does not result in a measurement difference for grants made in the years ended December 31, 2003 and 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

With respect to contingently issuable shares held in escrow, U.S. GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

(c)	Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Corporation’s marketable securities be classified as available-for-sale securities and that they be

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. There are no significant differences between the carrying value and market value of the securities which would be recorded in comprehensive income for US GAAP purposes.

(d)	Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2003, 2002 and 2001, comprehensive loss equals the loss for the year.

(e)	Development stage company

Pursuant to US GAAP, the Corporation would be considered a development stage company as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(f)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

(g)	Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

The adoption of SFAS 150 did not and is not expected to have a material effect on the Corporation’s consolidated financial statements.

In addition, the FASB has issued a variety of interpretations including the following interpretations with wide applicability:

i)
Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

To date, the adoption of FIN 46 has not impacted the Corporation’s consolidated financial statements.

(h)	Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

		2003	2002
		$	$
(i)	Total assets, under Canadian GAAP	25,006,389	10,659,685
	Adjustment for mineral properties land use and
	deferred exploration costs (note 10(a))	(6,069,534)	(3,413,297)

	Total assets, under US GAAP	18,936,855	7,246,388

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

(ii)	Deficit

		2003	2002
		$	$
	Deficit, under Canadian GAAP	(14,282,149)	(13,676,935)
	Adjustment for mineral properties land use and
	deferred exploration costs (note 10(a))	(6,069,534)	(3, 413,297)

	Deficit, under US GAAP	(20,351,683)	(17,090,232)

(iii)	Net loss and loss per share for the year

	Years ended December 31
	2003	2002	2001
	$	$	$
Net loss for the year, under	(605,214)	(485,054)	(1,083,622)
Canadian GAAP
Adjustment for mineral property
land use and deferred exploration
costs (note 10(a))	(2,656,237)	(211,005)	(308,367)

Loss and comprehensive loss for
the year, under US GAAP	(3,261,451)	(696,059)	(1,391,989)

Weighted average number of
common shares outstanding
under US GAAP, basic and diluted	121,886,767	65,691,929	48,206,362

Basic and diluted loss per share,
under US GAAP	(0.03)	(0.01)	(0.03)

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars) December 31, 2003, 2002 and 2001

(iv)	Cash provided by (used in) operating activities

		Years ended December 31
		2003	2002	2001
		$	$	$
	Cash used in operating activities,	(1,129,473)	(501,368)	(140,570)
	under Canadian GAAP
	Adjustment for mineral properties	(2,423,695)	(2,676,866)	(308,367)
	and deferred exploration (note 10(a))

	Cash used in operating activities,	(3,553,168)	(3,178,234)	(448,937)
	under US GAAP

(v)	Cash provided by (used in) investing activities

		Years ended December 31
		2004	2003	2002
		$	$	$
	Cash used in investing activities,	(2,433,747)	(2,677,500)	(311,581)
	under Canadian GAAP
	Adjustment for mineral properties	2,423,695	2,676,866	308,367
	and deferred exploration (note 10 (a))

	Cash used in investing activities,	(10,052)	(634)	(3,214)
	under US GAAP