Form 20-F
period 2004-12-31
American Bonanza Gold Corp.
filed 2005-07-05
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2004

Commission File No. 029916

AMERICAN BONANZA GOLD CORP.
(Formerly “American Bonanza Gold Mining Corp.”)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 305 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class “A” Common Voting Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of December 31, 2004: 188,284,350

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

“Arrangement” means the arrangement under section 288 et. Seq. of the BCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court. Filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003 as exhibit 4.4.

“Au” is the symbol in the periodic table of elements for the metal gold;

“BCA” means the Business Corporation Act (British Columbia), as amended;

“BLEG” means bulk leach extractable gold;

“BLM” means Bureau of Land Management of the US government;

“Bonanza-grade” means more than 34 grams of gold per tonne or more than one troy ounce of gold per ton;

“Bonanza” means American Bonanza Gold Mining Corp., a corporation incorporated under the BCA which was, immediately prior to the closing of the Plan of Arrangement, a wholly owned subsidiary of the Corporation;

“Channel sample” means material sampled from a groove cut across a rock exposure;

“the Corporation” and “New Bonanza” means American Bonanza Gold Corp. a corporation incorporated under the BCA and formed pursuant to the Plan of Arrangement that closed on March 30, 2005;

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

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval System.

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

“Plan of Arrangement” – means the plan of arrangement in respect of the Arrangement under section 288 et seq.of the BCA substantially in the form and content of Schedule A to the Arrangement Agreement as filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003 as exhibit 4.4.

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:

This section uses the terms “Indicated” and “Inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. With reference to “Inferred Resources” they have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain instances. U.S. Investors are cautioned not to assume that part or all of an inferred rests, or is economically or mineable.

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

PART I

ITEM 1                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3                KEY INFORMATION

ITEM 3.A                CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth:

(i)	the average rates of exchange on the Corporation’s fiscal year end (December 31) for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;

(ii)	the average exchange rates in effect on the last day of each month during such periods; and

(iii)
the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	2004	2003	2002	2001	2000
Average Rate During Period	1.3015	1.3915	1.5702	1.5519	1.4871

2005	May	Apr	Mar	Feb	Jan	Dec/ 04
High Rate	1.2703	1.2568	1.2463	1.2562	1.2422	1.2401
Low Rate	1.2373	1.2146	1.2017	1.2294	1.1982	1.1856

On June 15, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.2397 CDN.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information of Bonanza for, and as of the end of, each of the last five fiscal years ended December 31, 2004. The financial information is derived from the Consolidated Financial Statements of Bonanza and is presented in Canadian dollars. The Financial Statements for years 2001, 2002 and 2003 were audited by Tony M. Ricci Inc, Chartered Accountant and the Financial Statements for the year ended 2004 was audited by KPMG LLP, Chartered Accountants (see Item 17).

The selected consolidated financial information below should be read in conjunction with the Audited Consolidated Financial Statements of Bonanza.

	For the year ended December 31,
	2004	2003	2002	2001	2000
	$	$	$	$	$
Net loss (Canadian GAAP)	(1,219,731)	(605,214)	(485,054)	(1,083,622)	(362,515)
Net loss per share (Canadian GAAP)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)
Net loss (U.S. GAAP)	(8,640,303)	(3,261,451)	(696,059)	(1,391,989)	N/A
Net loss per share (U.S. GAAP)	(0.05)	(0.03)	(0.01)	(0.03)	N/A
Total cash and cash equivalents	9,467,224	13,406,295	1,616,691	12,968	62,840
Working capital (deficiency)	8,750,640	13,089,684	105,622	(1,222,858)	(801,977)
Total debt	Nil	Nil	1,722,131	Nil	Nil
Total assets	28,688,663	25,006,389	10,659,685	6,158,121	6,822,627
Shareholders’ equity	27,496,142	24,202,178	7,696,078	4,593,641	5,608,201

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Selected financial data has also been provided under US GAAP to the extent that amounts are different. The consolidated financial statements included in Item 17 in this Filing are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 11 is reconciliation between Canadian and U.S. GAAP.

Under Canadian GAAP, Bonanza changed it method for accounting for employee and directors stock options to the fair value based method, beginning January 1, 2004. The change was applied retroactively, without restatement, resulting in an increase to deficit and contributed surplus of $2,874,967 as at January 1, 2004. Prior to this change in policy, no compensation expense was recognized. (see note 2 to these consolidated financial statements for a summary of changes in the accounting policies adopted during 2004).

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

Operating History
The Corporation and its predecessor companies have no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of debt facilities. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

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

Competition
The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

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

Stage of Development
The Corporation has no production revenue. Moreover, the Corporation has no commercially viable properties, however the Corporation has commenced a pre-feasibility study on its Copperstone project located in Arizona, described more fully under Item 4 with a production decision targeted for 2005. At this stage and prior to a positive production decision being made on the Copperstone project, the Corporation is deemed an “Exploration Stage Corporation”.

ITEM 4                INFORMATION ON THE CORPORATION

ITEM 4 A.                HISTORY AND DEVELOPMENT OF THE CORPORATION

Bonanza was incorporated under the Business Corporations Act (Alberta) on November 17, 1980 as “Oakwood Energy Ltd.” and changed its name to American Ore Ltd. on December 12, 1986, to American Exploration Corp. on August 17, 1992, to Asia Minerals Corp. on April 20, 1994 and finally to American Bonanza Gold Mining Corp. on October 16, 2000. It was continued into British Columbia under the Company Act (British Columbia), Canada on July 19, 1994. The Company Act (British Columbia) has now been replaced by the Business Corporations Act (British Columbia). Pursuant to the Plan of Arrangement, which is detailed below under Item 8.B “Significant Changes”, effective March 30, 2005, Bonanza became a wholly owned subsidiary of American Bonanza Gold Corp. (“New Bonanza”). New Bonanza was incorporated on December 10, 2004 under the Business Corporations Act (British Columbia) to acquire all of the issued shares of Bonanza, Taurus and 0710882 B.C. Ltd. on March 30, 2005. Prior to that date, New Bonanza had no operations. As the Plan of Arrangement resulted in Bonanza shareholders owning approximately 63% of New Bonanza, for accounting purposes New Bonanza is treated as a continuance of Bonanza and all financial information presented in this Form 20-F as at and prior to March 30, 2005 is that of Bonanza.

The Corporation’s registered and records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6C 4N7. The Corporation’s corporate head office is located at Suite 305 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 and its exploration office is located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

As at December 31, 2004, the authorized capital of Bonanza consisted of 500,000,000 shares without par value, divided into 400,000,000 Class “A” Common Shares (“Common Shares”) and 100,000,000 Class “B” Preferred Shares. There were 188,284,350 Common Shares issued and outstanding as fully paid and non-assessable as of December 31, 2004.

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) which was approved and closed on March 30, 2005. The Arrangement is discussed below under Item 8.B, “ Significant Changes”.

The company resulting from the Plan of Arrangement , American Bonanza Gold Corp., has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 75,555,477 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at June 15, 2005.

The Corporation currently trades on the Toronto Stock Exchange (symbol-BZA). and is currently seeking a listing on the OTCBB.

Three Year History
The Corporation resulting from the Plan of Arrangement is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metal properties located in the American Southwest of the United States and Canada. The Corporation holds interests in several mineral exploration projects (the Pamlico and Gold Bar projects in Nevada and several exploration projects located in Arizona and Nevada) and one development project (the Copperstone Project located in Arizona).

During 2001 and for the first quarter of 2002, Bonanza, the predecessor company, was inactive, had a significant working capital deficiency, and was unable to raise equity or debt capital to fund its acquisition, exploration and development expenditures.

During 2003 and 2002, as a result of improved gold prices, capital markets and a renewed interest in exploration stage mining companies Bonanza raised net proceeds of approximately $20.1 million in equity capital and $1.7 million in debt in 2002 and 2003, including $16.9 million in equity capital in the year ended December 31, 2003. The loss for the year ended December 31, 2003 was $605,214 or $0.01 per common share compared with a net loss of $485,054 or $0.01 per common share in 2002. During 2004, as a result of the continuation of improved gold prices and capital markets Bonanza received an additional $4.3 million in equity capital resulting from warrant exercises. The loss for the year ended December 31, 2004 $1,219,731 or $0.01 per common share compared with a net loss of $ 605,214 or $0.01 per common share in 2003.

During the period 2002 to date Bonanza’s primary objective was to advance the Copperstone project, described below, to a bankable feasibility stage. During this period Bonanza has incurred in excess of Cdn. $11 million towards advancing the Coppestone project. Additionally, during this three year period Bonanza has not divested any of its exploration assets held in the American Southwest.

A detailed summary of Bonanza’s projects (excluding those that have been subsequently written off and returned) and the Exploration Technology are included in “Business Overview”.

ITEM 4.B                BUSINESS OVERVIEW

General

In addition to the property interests described under Item 4.A, and pursuant to the Plan of Arrangement as discussed under item 8.B “Significant Changes”, the Corporation` also holds interests in the Fenelon Project located in Quebec, Taurus Property located in British Columbia, Martiniere Property and Northway-Noyon Gold Project in Quebec and the Northshore Property in Ontario.

The Corporation’s business objectives will be to conduct further development drilling and exploration on each of the Copperstone Gold Project; the Fenelon Gold Project and the Taurus Project, with a view to completing a preliminary feasibility study on one or all of these projects within the next three years. As at May 9, 2005 the Corporation announced the commissioning of a Pre-Feasibility study for the Corporation’s Copperstone project located in Arizona and described more fully below. AMEC E & C Services Inc.(“AMEC”) has been selected to conduct the study, with completion planned for October, 2005. AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community. The National Instrument 43-101 compliant Pre-Feasibility study will:

•	Update the geologic model and estimate measured and indicated resources
•	Determine the optimal mining method and rate
•	Define proven and probable ore reserves
•	Develop a long term mine plan
•	Review metallurgical test work
•	Optimize the process flow sheet & plant design
•	Estimate capital and operating costs
•	Perform detailed financial analysis
•	Assess project sensitivity to key variables
•	Develop a project implementation schedule

Upon successful completion of the pre-feasibility study and a positive production decision, Bonanza intends to immediately commence a full Bankable Feasibility Study, with production at Copperstone targeted for 2007.

The Corporation directly employs seven individuals and engages independent contractors as required.

The Corporation is unaware of any legal proceedings, either threatened or pending, other than as described under Item 8.B “Significant Changes”, This claim is not deemed material to the business and affairs of the Corporation.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration and development expenditures in 2005 on the Copperstone project, achieving its exploration initiatives on its other exploration projects and meeting its ongoing obligations as they become due.

Copperstone Gold Project

In August, 1998, Bonanza entered into an agreement with Arctic Precious Metals Inc. (“APMI”), a wholly owned subsidiary of Royal Oak Mines Inc. (“Royal Oak”), to explore and develop the Copperstone gold property in La Paz County, Arizona, U.S.A. Under the agreement, Bonanza acquired 25 percent of APMI’s leasehold interest in the Copperstone project for a cash payment of US$500,000 with an option to increase its interest in the project to 80 percent through property expenditures of US$3 million and a future cash payment to APMI of US$1 million. In 1995 APMI had acquired a renewable lease for the Copperstone project from the Patch Living Trust.

In April, 1999, APMI became subject to Chapter 11 proceedings under U.S. bankruptcy law and in November, 1999 Bonanza entered into a conditional Purchase and Sale Agreement with APMI, concerning the purchase by Bonanza of the 75 percent interest owned by APMI in the Copperstone project.

In March, 2002, Bonanza acquired all APMI’s leasehold interest in the Copperstone mining property by obtaining an assignment of APMI’s interest in the lease with the Patch Living Trust. The assignment was approved in a lengthy US Bankruptcy Court process. As a result, Bonanza’s interest in the Copperstone mining property increased from 25 percent to 100 percent, subject only to the existing lease and its royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Brascan Financial Corporation (the “Brascan Loan”) which was repaid in October 2003.

Under the terms of the loan agreement the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition Bonanza agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of Bonanza in excess of the aggregate sum of US$1,000,000 received by Bonanza at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of Bonanza’s Canadian public offering completed on June 10, 2002 Bonanza paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 Bonanza repaid US$537,200 to satisfy its repayment obligation for 2003. On October 29, 2003 Bonanza paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms, described above, that resulted from Bonanza’s private placement and Canadian public offering completed on October 23, 2003.

Significant Acquisitions and Dispositions
During 2002, Bonanza completed the acquisition of the remaining 75 percent interest in the Copperstone Gold Project and assumed ownership of 40 percent of the D-Zone joint venture not already held, as described in “Three Year History” and “Copperstone D-Zone Joint Venture” included below.

During 2004 Bonanza entered into a Letter of Intent and Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd.. The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) which was approved and closed on March 30, 2005. The Arrangement is discussed below under Item 8.B, “ Significant Changes”.

Copperstone D-Zone Joint Venture
On June 18, 2000, Bonanza entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, Bonanza assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(a)	additional 5 percent interest if Bonanza provides all funding necessary to complete Phase One as documented in the agreement; and,

(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and Bonanza earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, Bonanza entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts would be paid equally by CDC and Bonanza. These liabilities were previously recorded by Bonanza as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts would be paid equally by CDC and Bonanza;

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

On July 26, 2002, Bonanza paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

On October 17, 2002, Bonanza entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of Bonanza’s current exploration and development programs.

Bonanza Acquisition
During the year ended December 31, 2000 Bonanza acquired Bonanza Gold Inc. and its wholly owned subsidiary Bonanza Explorations Inc. which owned certain mineral claims comprised of the Pamlico, Gold Bar, Golden Arrow, Gilbert, Snowstorm and other mineral claims all located in the State of Nevada, United States (the “Bonanza Properties”). This acquisition was approved by the shareholders of Bonanza on October 31, 2000 and the TSX Venture Exchange on December 21, 2000. During 2001 as a direct result of market conditions and the capital markets for junior resource issuers Bonanza returned or released the Golden Arrow, Gilbert, Snowstorm and other mineral claims recognizing a write-down of $893,558, and retained Pamlico and Gold Bar.

The Bonanza Properties were acquired by way of a share exchange agreement whereby Bonanza bought all of the issued and outstanding shares in the capital of Bonanza Gold Inc. (the “Bonanza Acquisition”), by issuing 20,000,000 Common Shares of Bonanza to the vendors which included Messrs. Brian Kirwin, Giulio Bonifacio, Ian Telfer and Foster Wilson (the “Bonanza Personnel”). Pursuant to the TSX Venture Exchange’s requirement, 90 percent of the Bonanza Shares issued to the Bonanza Personnel in consideration for the Bonanza Acquisition were placed in escrow pursuant to escrow agreements. As a result of Bonanza’s TIER 2 classification on the TSX Venture Exchange, these Common Shares were held in escrow for a period of 36 months following the date of the Exchange’s final notice accepting the acquisition, which was on January 4, 2001. Effective March 2003 all escrow shares were released.

Summary of Project Expenditures

Project	2004	2003	2002
	$	$	$
Copperstone	16,064,009	9,312,073	7,049,387
Pamlico	1,732,170	1,595,078	1,377,552
Gold Bar	857,445	477,407	322,940
Other	173,064	21,558	-
	18,826,688	11,406,116	8,749,879

Cautionary Note:
None of the mineral properties in which the Corporation holds an interest contain any known commercially viable ore or mineral reserves. All exploration programs proposed for any mineral properties in which the Corporation has an interest are exploratory in nature.

Pursuant to the Plan of Arrangement detailed under Item 8.B, Significant Changes, the Corporation acquired additional exploration properties which are detailed under item 4.D, Property, Plants and Equipment.

ITEM 4.C                ORGANIZATIONAL STRUCTURE

As of December 31, 2004, the only active subsidiaries of Bonanza were Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation), both wholly owned.

Also see item 8.B below for current organizational structure pursuant to the Plan of Arrangement.

ITEM 4.D                PROPERTY, PLANTS AND EQUIPMENT

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “Indicated” and “Inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. With reference to “Inferred Resources” they have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain instances. U.S. Investors are cautioned not to assume that part or all of an inferred rests, or is economically or mineable.

Copperstone

General
Bonanza holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by Bonanza for one or more ten-year terms at Bonanza’s option under the same terms and conditions. Bonanza is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a one percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to six percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

Michael R. Pawlowski (R.P.G. and C.P.G.) and Thornwell Rogers reviewed the Copperstone project and prepared a report entitled “Technical Report on the Copperstone Gold Property, La Paz County, Arizona” (the “Pawlowski Report”). The Pawlowski Report, dated January 26, 2005, was prepared in compliance with the Canadian Securities Administrators’ National Instrument 43-101 for submission as a technical report to the TSX Venture Exchange, the Toronto Stock Exchange and the British Columbia, Alberta, Ontario and Quebec securities regulatory authorities in connection with the Arrangement. Mr. Pawlowski is a “qualified person” under National Instrument 43-101. The following information has been summarized by Pawlowski from the Pawlowski Report. The Pawlowski Report has been filed on EDGAR. Shareholders are urged to read the Pawlowski Report in its entirety at www.sec.gov.

The Pawlowski Report provides a summary of the project history, geology, deposit types, mineralization, exploration activities and results, quality assurance, baseline testing, resource, conclusions and recommendations. The scope of the Pawlowski Report included personal examination of the property, examination of select drill ore and mineralized exposures, and a review of pertinent technical reports and data available in the public record and from Bonanza’s private records. Most of the data addressed in the report was presented to Pawlowski and Rogers by Bonanza and/or was done by previous workers, and included the MDA Report and MRDI Report described below. Pawlowski and Rogers believe the data to be accurate but did not make a rigorous analysis of the procedures or results. The Pawlowski Report makes budget recommendations to take the project through to the preparation of a prefeasiblility report.

Mine Development Associates (“MDA”), an independent mine engineering company of Reno, Nevada, completed a technical report dated October 25, 2002 on the Copperstone Project, La Paz County, Arizona (the “MDA Report”) in accordance with what was then proposed NI 43-101, Standards of Disclosure for Mineral Projects, as described in British Columbia Securities Commission’s Notice and Interpretation Note 2000/12 dated March 22, 2000; NI 43-101 came into force on February 1, 2001. The scope of the MDA Report included a review of pertinent technical reports and data in possession of Bonanza relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, and interpretations. MDA visited the property, took samples, reviewed published and unpublished reports, and reviewed and modified the exploration plan. Most of the data addressed in the report was presented to MDA by Bonanza and/or was done by previous workers and including the MRDI Report described below which was included in the MDA Report. MDA believed the data to be reliable, but did not made a rigorous analysis of the procedures or results. The MDA Report is referenced in the Pawlowski Report.

The MDA Report also refers to and includes as an appendix a report by MRDI-Canada (“MRDI”), currently a subsidiary of AMEC plc, which conducted scoping level studies for Bonanza in February 1999. The MRDI report was completed prior to the enactment of NI 43-101 and was prepared by MRDI Canada, an independent mining engineering consulting firm. The MRDI Report was prepared to industry standards and is relevant and reliable today, as it was in 1999. MRDI did not independently verify the sample data. The MRDI resource estimate is based on a geological model provided by Bonanza and an inverse distance weighting to the power 3 block model (IDW3). Gold grades were capped at 2.5 opt gold in the C zone and 4.7 opt gold in the D zone. A 0.00 opt gold block cut-off grade was used for the total resource estimate. The tonnage factor applied was 10.7 cu.ft/ton. The assay database supplied to MRDI contains 30,391 assays from 586 exploration and ore outline drill holes completed during the period 1980 to 1998. A subset of this database containing 71 drill holes with 253 associated assays has been used in this scoping study to develop the geological and resource model of the C and D zones in the Northwest High Grade Zone. According to MRDI, the Copperstone Gold Project Resource has been classified into Measured, Indicated and Inferred Resources based upon the level of confidence according to the proposed The Toronto Stock Exchange’s guidelines using the drilling grid spacing and continuity of mineralization as determined through the geological and geostatistical review of the data.

Management is of the opinion that these classifications, based on what was then The Toronto Stock Exchange’s guidelines which subsequently became NI 43-101, with some minor modifications, are materially in compliance with NI 43-101. The Mineral Resources disclosed are not Mineral Reserves and have not yet demonstrated economic and commercial viability.

The Pawlowski Report, MDA Report and MRDI Reports have been filed on EDGAR and are available at www.sec.gov.

Location and Access
The Copperstone Project is located in La Paz County, Arizona, United States. The closest communities are Quartzite, located 16 km to the south and Parker, located 40 km to the north. Phoenix is 106 km east of the Copperstone Project. The property is accessible from Phoenix on Interstate 10 to Quartzite and Route 95 from Quartzite. An 8 km unpaved mine road connects the property to Route 95.

Title
The Copperstone Project totals approximately 8,821 acres and is located in La Paz County, Arizona, about 9.5 miles north of the town of Quartzite. The property consists of 335 contiguous unpatented lode mining claims covering an area of approximately 6,901 acres (20.6 acres per claim) and comprised of 274 “Copperstone”, 51 CSA, and 10 “Iron Reef” claims. The property also includes mineral leases on state mineral lands in T 7 N, R 19 W, section 31 and T 7N, R 19 W, sections 6 and 7 totaling approximately 1,920 acres.

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. The annual claim fees payable to the BLM are approximately US$30,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce).

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Accessibility
The Copperstone Project is located 9.4 miles north of the town of Quartzite, Arizona and about 25 miles south of the Parker, the county seat of La Paz. The property is accessible from the Highway 95, north of Quartzite, and then turning west on a 4-mile gravel road to the mine site. The site access road is well maintained and suitable for all anticipated mine usage. The main east-west line for the Santa Fe railroad is about 15 miles north of the property.

Climate
The climate in the area is very dry with an average annual precipitation of 4 inches. Summers are extremely hot with an average temperature from May to September of 88.7 degrees Fahrenheit. Winters are mild with an average temperature from October to April of 63 degrees Fahrenheit. The maximum and minimum temperatures for the area are about 120 degrees Fahrenheit and 20 degrees Fahrenheit, respectively.

Local Resources and Infrastructure
Significant infrastructure exists from the previous Cyprus mining operation conducted from 1988 to 1993. The present infrastructure consists of office, shops, storage facilities, various housing trailers, power, and water. Operational water can be available from existing on-site well while potable water must be trucked on site. Presently, the mine communication utilizes a satellite phone, cell phones, and satellite internet.

Physiography
The Copperstone Property is located on sandy desert terrain, with scattered small hills and local sand dunes. The area is relatively flat with surface elevations ranging from about 650 to 825 feet.

History

During the period 1987 to 1993, Cyprus Minerals (“Cyprus”) operated a 2,500 ton per day open-pit mine at Copperstone that produced approximately 500,000 ounces of gold from the Copperstone fault.

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

Geology
The Copperstone Project occurs within the “Basin and Range” province of the south-western USA. The regional geology is strongly influenced by Tertiary age detachment faults and younger high angle normal faults. The Copperstone gold deposit is related to the Moon Mountain or Copper Peak detachment fault. Gold mineralization at Copperstone occurs principally within the moderate to low-angle Copperstone Fault which has been interpreted to be a listric fault associated with the underlying Moon Mountain detachment fault. Gold occurs as native flakes within fault breccia, gouge and shear zones related to the faulting. The wall and host rocks are typically Triassic sediments and Jurassic quartz latite volcanics. Gold is commonly associated with hematite, chlorite, quartz, manganese oxide and copper oxide mineralization.

Mineralization
The following detailed discussion of alteration and hydrothermal mineral assemblages is principally from the detailed petrographic, geochemical, and electron analytical studies conducted at Copperstone. The early stages of pre-mineralization alteration were potassic and propylitic. Followed by early amethyst-quartz-chlorite-specularite-hematite-fluorite-barite-calcite-gold; late fine-grained quartz-adularia-earthy hematite+specularite+magnetite-chrysocolla-malachite-gold; and barren quartz-pale green fluorite-barite-hematite. Silicification is introduced in two stages, an early stage made up of amethyst-quartz-iron-chlorite and a continuing one of late-stage quartz-adularia-copper oxides.

Principle Phases of Alteration and Mineralization
Alt/Min Phase	Description
Oxidation	All host rocks are oxidized down to maximum depths of exploration, often producing earthy red hematite. Some oxides such as specularite and chrysocolla are primary. Sulfide phases are rarely observed.
Post mineral veins	Quartz-fluorite-barite-hematite veins
Late stage mineralization	Fine grained quartz and earthy hematite with minor chalcopyrite, chrysocolla and malachite. Auriferous.
Early stage mineralization
Amethyst-quartz-chlorite-specularite veins/replacements. Auriferous. Pyrolusite is a common associate. Well developed in meta-sediments, includes massive Fe-oxide replacement of marble in D-Zone. In volcanic host rocks, characterized by thin veinlets with open space filling textures. Amethyst is not abundant in D-zone but increases to the south in the pit area.

Propylitic alteration	Pre-mineralization phase
Potassic alteration	Pre-mineralization phase

Potassic alteration of Tertiary volcanic and sedimentary upper plate rocks accompanied Tertiary crustal extension in many of the precious-metal mineralized detachment fault deposits in the southwest United States (Davis, 1986). At Copperstone, potassic alteration is early stage associated with potassic metasomatized basalts. Also near the Copperstone fault, sericite alters the plagioclase and biotite in the quartz latite porphyry.

Propylitic alteration comprised of an assemblage of chlorite, epidote, and calcite is well developed in the Moon Mountain detachment fault in the Copper Peak area. Similar chloritic alteration is typical of most mineralized detachment faults in the southwest United States. At Copperstone, chlorite as a result of retrograde metamorphism is typical in the phyllite, schists, and marble units. Epidote, chlorite, and calcite after plagioclase are strongly developed in the quartz latite porphyry as a result of Fe-rich hydrothermal fluids.

In the early stage hydrothermal alteration, specularite mineralization is well developed in the metasedimentary rocks and minor in the basal phyllites as veinlets and replacement mineralization associated with earthy hematite along the Copperstone Fault. In the quartz-latite porphyry rocks, specularite-hematite-chlorite is introduced with banded amethyst-quartz veins with local cockcomb textures. Chlorite alteration, an important stage of alteration/mineralization associated with gold mineralization, occurs with fracture-controlled structures within the quartz-latite porphyry. Gold is introduced along the Copperstone fault in this early stage of quartz-chlorite-specularite-hematite alteration. Gold is associated with amethyst and white quartz.

The late-stage fine-grained quartz mineralization occurs as replacements and open-space fillings in the quartz latite porphyry and in the Tertiary sedimentary breccia along the Copperstone Fault. In thin section, quartz-adularia-hematite-magnetite veinlets cross cut the early stage amethyst-quartz-chlorite-specularite veinlets in the quartz latite porphyry. Gold mineralization in the Copperstone Fault is associated with earthy hematite, quartz, and locally calcite. Chrysocolla and malachite are associated with gold mineralization within the quartz latite porphyry and monolithic sedimentary breccias associated with the Copperstone Fault.

The last stage of mineralization was barren quartz-fluorite-barite-earthy hematite veins observed crosscutting the late stage gold-copper mineralized quartz-adularia-hematite veins. Barite occurs in fractures and open-space filling in the quartz latite porphyry and monolithic sedimentary breccias. Occasionally the rock is exclusively comprised of earthy hematite, pale green fluorite, and barite.

Gold Mineralization
Gold mineralization at Copperstone occurs mostly as particles with about 80% as small flakes ranging between 4 to 40 microns. Coarse gold ranges in size from 50 to 150 microns. Gold typically is free and associated with early and late stage quartz/amethyst and occasionally calcite.

Coarse gold occurs in the quartz latite porphyry cut by amethyst-quartz vein fringes, as flakes in fracture, and on the wall rock associated with copper oxides. Previous operators concluded that much of the coarse gold is directly depositional in origin, because it occurs as discrete three-dimensional grains and aggregates apparently co-genetic with amethyst-quartz-specularite veins.

Copper Mineralization
Copper oxide minerals chrysocolla and minor malachite and local azurite are common in the mineralized Copperstone Fault. Copper sulfides are sparse with chalcopyrite observed in petrographic studies and rarely in the pit.

Copper values from drill intercepts range from a trace to multiple percent but have little correlation with gold grade.

Past Work Programs
Santa Fe Pacific Gold Corporation leased the Copperstone property for one year beginning in 1993 and drilled 12,500 feet in 17 wide spaced reverse circulation holes to explore for new gold mineralization. One hole (DCU-08) intersected significant mineralization (0.65 ounces per ton of gold over 15 feet) in the footwall of the Copperstone Fault. This hole was not followed-up and the lease was terminated in 1994. APMI drilled 28,330 feet in 33 surface holes on the property between 1995 and 1997. The main objectives of this drilling were to test for deep, down-dip extensions of the Copperstone Fault below the open-pit and the strike extension of the fault to the north of the open-pit. This drilling resulted in the discovery of high grade gold mineralization on-strike to the north of the open-pit (the “D zone”) and down-dip to the north-east (the “C zone”). Bonanza and APMI entered into the Copperstone joint venture agreement in August, 1998. Bonanza subsequently drilled 10,000 feet in 15 core holes to further define the gold mineralization in the C and D zones. This drilling program was subject to quality control and quality assurance procedures established jointly with MRDI Canada. On completion of the drilling program, MRDI was retained to complete an independent scoping study of a new underground mine in the C and D zones. The MRDI study was completed in February, 1999.

Recently Completed Work Programs
Bonanza has completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. A cross cut has been driven westward, into the footwall, to establish an underground two drill stations, Drill Bay #1 and #2. Underground channel and panel sampling programs have demonstrated continuity to the gold grades in the southern portion of the D-Zone.

A substantial, detailed surface and underground core drilling program is currently underway. This extensive core drilling from surface and underground will locate and define the grade profile of the Copperstone Fault in the D-Zone and other zones, will provide detailed data, and will assist in the design of future underground workings and stopes. Substantial exploration drilling is also underway.

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

On the basis of obtaining satisfactory results a new NI 43-101 report will be prepared during mid-2005 and will include a preliminary feasibility study of the viability of the Copperstone Project which will include financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors, and the evaluation of other relevant factors sufficient to determine if all or part of the Mineral Resources may be classified as Reserves. Second, substantial drilling and other exploration programs are underway with the objective of expanding the Mineral Resources through the discovery of new gold zones. Including the D-Zone and the ore mined from the pit, the Copperstone Fault is known to be mineralized over a strike length of about 3,600 feet, a vertical extent of 600 feet, and a down dip extent of 1,800 feet True thickness of the gold mineralization in the targeted zones ranges up to 40+ feet thick in the Copperstone Fault. Additionally, it appears that sub-parallel structures well into the hanging wall and footwall of the Copperstone Fault contain unexplored occurrences of high grade mineralization.

American Bonanza Gold Mining Corp. has through June 1, 2005, completed over 200 underground and surface drill holes for an approximate total of 130,000 feet of drilling.. The drilling program is designed to convert indicated and inferred resources into measured resources or reserves in the D, C and Highwall zones while testing additional exploration targets down dip and along strike. A detailed geologic mapping and structural study is underway in the pit area.

Notable drill results from the D-Zone underground drilling program include: 3.3 metres grading 51.2 g/t gold in CUDH-04-26; 4.5 metres grading 25.4 g/t gold in CUDH-04-32; and 1.5 metres grading 54 g/t gold in CUDH-04-50. Most of these holes are drilled at an angle to the Copperstone Fault, which has a maximum thickness in the D-Zone area of 7 metres, so the true thicknesses of these intercepts are less than the shown drilled thicknesses.

Notable drill results from the Highwall surface drilling program include: 3 meters grading 38.2 grams per ton gold in drill hole number H04-43, 3 meters grading 35.2 grams per ton gold in drill hole number H04-36, and 1.5 meters grading 17.8 grams per ton in drill hole number H4-48. These holes are drilled at nearly right angles to the Copperstone Fault and therefore closely represent true thicknesses.

The first results of the second main work effort at Copperstone, the exploration for new discoveries, were announced during January 200. The Footwall exploration target and the separate Lower Highwall zone represent structures apparently semi-parallel to the Copperstone Fault and are entirely new potential mineralized zones. Notable drill results from the Exploration surface drilling program include drill hole CRD-04-09 which encountered a near true thickness of 3.3 metres grading 16.4 g/t gold in a zone below the Highwall Zone currently termed the Lower Highwall Zone. Concurrently with the pre-feasibility described below the Corporation will accelerate drilling for the exploration of new discoveries.

In May, 2005 the Corporation announced the commissioning of a Pre-Feasibility study for the Corporation’s Copperstone project located in Arizona and described more fully below. AMEC E & C Services Inc.(“AMEC”) has been selected to conduct the study, with completion planned for October, 2005. AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community. The National Instrument 43-101 compliant Pre-Feasibility study will:

•	Update the geologic model and estimate measured and indicated resources
•	Determine the optimal mining method and rate
•	Define proven and probable ore reserves
•	Develop a long term mine plan
•	Review metallurgical test work

•	Optimize the process flow sheet & plant design
•	Estimate capital and operating costs
•	Perform detailed financial analysis
•	Assess project sensitivity to key variables
•	Develop a project implementation schedule

Future Work Program
The work program for the remainder of 2005, consists of 20,000 feet of exploration drilling which will be completed concurrently with the completion of the prefeasibility study discussed aboveThe proposed drilling is an expanded continuation of the current drilling program. Step-out exploration drilling of targets to the northeast and northwest are also recommended to test for other bonanza-type, gold zones, above and within the Copperstone Fault. Past geophysical results completed on the Copperstone Property will be reviewed. The induced polarization and resisitivity geophysical methods and magnetic geophysical methods have had some success defining alteration and mineralization associated with similar structures as the Copperstone Fault. It is important that the structural continuity and paragenesis of the ore zones be completely understood before resource outlines and metallurgical testing are completed. Additional geological work on the origin, paragenesis and structural controls of the Copperstone deposit will be completed to help define the drilling targets. At least 20% of the drilling budget will be used for defining extensions of mineralized blocks. A total of approximately $2 million is currently budgeted for this Future Work Program.

Assuming the results of the current work program as demonstrated by a new NI 43-101 report to be completed during mid-2005 are satisfactory, the next stage of evaluation would be comprised of work programs required to complete a bankable feasibility study in accordance with NI 43-101. This work will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Following completion of this work, if the results warrant, the Corporation will obtain a bankable feasibility study in accordance with NI 43-101, which will serve as the basis for a production decision.

MRDI Scoping Study
The MRDI scoping study evaluated the underground mine development of only the C and D zones and estimated an Indicated resource containing 892,000 tons grading 0.32 opt gold (285,700 ounces of gold) and an Inferred resource containing 1.19 million tons grading 0.35 opt gold (423,000 ounces of gold). For comparison purposes to estimate the effects of capping the gold grades, MRDI estimated the resource for these same zones using uncapped grades, resulting in the estimation of an uncapped resource comprised of the same total 2.1 million tons grading 0.58 opt gold, exceeding 1.2 million ounces of contained gold.

Within the above mentioned indicated and inferred resource MRDI, on a preliminary basis, evaluated the economics of mining mineralized material which is most available to underground workings from a portal site at the North end of the open pit. MRDI estimated a diluted, recoverable resource included in the mine design plan of 827,400 tons at a cut and capped grade of 0.56 opt gold (459,500 ounces gold). These resource estimates are categorized as “historic resources” in NI43-101, and are based on conceptual mine models, are not proven economic reserves, and are provided for historical reference.

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

MRDI designed a 520 ton per day underground mine plan at the scoping level for the C and D zones. The plan is based on selective drift and fill mining from a decline developed from the base of the open-pit. The mill design incorporates crushing and grinding circuits, a gravity concentrator and cyanide tank leaching with Carbon-in-Pulp gold recovery. A 90 percent gold recovery has been assumed on the basis of Cyprus historical data.

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

Other Properties
Bonanza also has interests in the Gold Bar, Pamilco and several projects located in Arizona and Nevada which are not deemed material for disclosure purposes.

PROPERTIES ACQUIRED PURSUANT TO PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement described in detail under item 8.B, “Significant Changes”, the Corporation has interests in the following properties that were held by International Taurus Resources Inc. (“Taurus”).

Fenelon Project

General
For the past three years, Taurus has been entirely focused on the exploration of the Fenelon Project in Quebec. Pursuant to the Joint Venture Agreement (as defined below) Taurus had a 62% interest in the Fenelon Project and Fairstar Explorations Inc. (“Fairstar”) had a 38% interest in the Fenelon Project (pursuant to the Plan of Arrangement detailed under item 8.B “Significant Changes” the Corporation now has a 100% interest in the Fenelon Project). Taurus was the manager and had operational control of the Fenelon Project under the Joint Venture Agreement (as defined below). Leading into this period, Taurus extracted and processed a 14,000 tonne open-pit bulk sample, which confirmed and expanded the previous database, and indicated the presence of a potentially economic gold deposit. A program of further definition drilling, sampling and mapping of the Fenelon deposit was undertaken in 2002, which resulted in the preparation of a technical report and a resource estimate for the upper 50 metres of the deposit. As indicated in the 2005 Innovexplo Report, this technical report, prepared in accordance with NI 43-101 supported Taurus’s plan to conduct an underground assessment of the location, quality and quantity of the currently identified mineral deposit that could delineate ore reserves and resources and provide the remaining information necessary to complete a feasibility study on a sustainable underground mining operation.

The Fenelon mining-test and feasibility-study program, which began in the fall of 2003 and completed in 2004, has constructed underground access to the deposit for the purpose of defining the geology of the deposit, for sampling and developing resources and reserves and for providing the engineering data and experience to complete a feasibility study on a larger sustainable mining operation. In the summer of 2004, the mining-test portion of the program developed stopes and produced an underground bulk sample. Approximately 8,000 tonnes of development mineralization and stope material were sent to the Camflo mill in Malartic, Quebec. This produced 2,596 ounces of gold. Following completion of the mining, milling and refining of the underground bulk sample, Taurus determined that the mining test was successful and had gathered sufficient mining and metallurgical engineering data. The current focus of the program will be further drilling to define further gold resources followed by a feasibility study.

Property Description and Location
The Fenelon Gold Project (the "Fenelon Project") located in the Province of Quebec, approximately 30 kilometres ("km") east of the Company's Martiniere "D" property, 50 km northeast of BHP Billiton PLC’s operating Selbaie Mine in northwestern Quebec and approximately 600km north of Montreal. The property (the "Fenelon Property") consists of 454 mining claims totaling 17,830 acres registered in the name of International Taurus Resources Inc. Taurus is the manager and has operational control under the Joint Venture Agreement (as defined below). Pursuant to a joint venture agreement among Cyprus Canada Inc. ("Cyprus"), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the "Joint Venture Agreement"), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, the Fenelon Project was held and operated on a joint venture basis by Taurus and Fairstar.

Taurus had a 62% interest in the Fenelon Project and Fairstar had a 38% interest in the Fenelon Project. Pursuant to an exploration agreement with option to purchase dated as of July 17, 1998 between Cyprus and Taurus (the "Option Agreement"), which agreement was amended as of May 1, 2000, Cyprus granted Taurus the right to explore certain properties owned by Cyprus including the Fenelon Property and granted to Taurus an option to purchase Cyprus’ interest in the properties and the survey of such properties upon payment to Cyprus of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of "Commercial Production" (meaning the date on which minerals have been mined and processed from any of the properties at an average rate of not less than 70% of the design rate established in an applicable feasibility study for a period of 90 consecutive days of operation), the second installment to be paid on or before the day which is six months after the achievement of Commercial Production, and the third installment to be paid on the first anniversary of the achievement of Commercial Production. In order to exercise the option, Taurus was also required to issue to Cyprus 2,027,579 common shares of Taurus, which were issued. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are subject of the option. Pursuant to the Option Agreement, as amended, Cyprus is entitled to a minimum 1% net smelter return (“NSR”) royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to Taurus' interest in the properties. Pursuant to the Joint Venture Agreement, a NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleums Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 6% net profits interest royalty interest in the Fenelon Project is payable by Taurus to Stonegate Management Limited ("Stonegate") on Taurus' interest in the Fenelon Project pursuant to a loan agreement between Taurus and Stonegate dated December 1, 2003, as amended.

In November 2004, Fairstar commenced an action against Taurus in the Quebec Supreme Court, claiming that Taurus has breached the Fenelon Project Joint Venture Agreement. In accordance with the terms of the Arrangement Agreement, upon completion of the Arrangement and upon the transfer of Fairstar’s 38% interest in the Fenelon Project to New Bonanza, New Bonanza will hold 100 per cent interest in the Fenelon project and the litigation between Taurus and Fairstar relating to the Fenelon Project has been set aside, enabling New Bonanza to proceed with the further exploration and development of the Fenelon Project. See item 8.B “Significant Changes”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Fenelon Project is located in the northwest corner of Fenelon Township in Northwestern Québec. It also encompasses portions of the Jérémie, Gaudet and Caumont townships.

The Fenelon Project is located at approximately 75 kilometres west-north-west of Matagami and 155 km north of Amos, Quebec. It is accessible from Amos by Highway 109 leading north to Matagami and Radisson. The technical office, garage and ramp access are located six kilometres west of the project field camp. The electricity for this infrastructure and for the underground workings is supplied by diesel generators.

The area surrounding the Fenelon Project as well as the Harricana River basin is covered by extensive, thick Pleistocene glacial and glacio-lacustrine sediments. Areas of bedrock exposures are very limited and scarce. Outcrops form some small ranges of hills and appear along major rivers. Most of the area is covered with swamps and flat forests. It has recently been logged and in part re-vegetated.

A network of logging roads provides easy access to the different parts of the property. The nearest power line (also connecting to the Selbaie Mine site) is located about 30 km southwest of the project. A working railroad connects Matagami to Lebel-sur-Quévillon and Senneterre. Matagami is located at about 75 km from the project.

The region experiences cold winters and generally dry and warm summers. In January, temperatures are often below -20°C while the peak in summer can reach 35°C. Snow accumulation generally begins in November and remains until early May.

Geological Setting and Deposit Types
The Fenelon Project is located in the Archean Abitibi Sub-province, a subdivision of the Superior Province, and the oldest of the seven Canadian Shield Provinces. The Fenelon Project area lies within the north volcanic zone, near the interpreted boundary between the Abitibi and Opatica Sub-provinces. This region is also known as the Harricana-Turgeon belt. More specifically the Fenelon Project area occurs in proximity to a regional network of interconnected deformation corridors extending from Ontario, to the east across the northern volcanic zone of the Abitibi Greenstone Belt. This network of high-strain zones (Casa Bérardi and Detour Lake, amongst others) represents significant geological discontinuities characterized by disruption of stratigraphy and structural patterns, narrow linear sedimentary basins, and preferential loci of syenite and ultramafic intrusions. They are host to several gold deposits including Casa Bérardi, Douay, and Detour Lake deposits.

The Fenelon Project occurs in northern-most Manthet Domain of the Harricana Turgeon Belt, within a wedge-shape region outlined by two coalescing deformation zones wrapping around the eastern margin of the Jérémie Pluton, a large granitic intrusion. The geology of this area is poorly exposed and therefore its structure and stratigraphy are not well constrained. Stratigraphic and structural relationships are mostly derived from diamond drilling and geophysics. The area is considered to be characterized by sub-vertical east to south east trending rock units affected by heterogeneous deformation and complex strain histories.

The geology of the Manthet Domain is characterized by dominantly east to west striking, mafic to intermediate volcanic/pyroclastic units commonly intercalated with pelitic sedimentary units and intruded by mafic to ultramafic intrusions. Magnetic and electromagnetic patterns suggest that a portion of the sedimentary stratigraphy comprises regionally extensive oxide-facies iron formations and sulphide-rich graphitic argillite. To the north, the Manthet Domain is bounded by granitoid and gnessic rocks of the Opatica Sub-province.

The geology of the Fenelon Property area is based on interpretations derived from geophysical data, borehole data and limited outcrops studies. The following description is summarized from work completed by Cyprus, Fairstar and Taurus. Additional structural information was collected by Steffen, Robertson and Kirsten (Canada) Inc. (“SRK”) during a limited structural analysis of the stripped outcrop and a complete reinterpretation of borehole sections and level plans. Although published maps indicate that the Fenelon Project area is underlain by basaltic volcanic rocks of the Manthet Domain, diamond drilling over the project area suggests that the geology is predominantly characterized by metasedimentary units including greywacke, siltstone, mudstone, graphitic argillite and iron formation, intruded by intermediate to felsic dykes and plugs and by mafic to ultramafic sills and dykes. Mafic volcanic flows are sporadically reported in exploration boreholes, particularly by Cyprus. In drill logs and reports, lithological units are described as variably altered and the dominant alteration types include silicification, carbonatization, sericitization, biotization, chloritization and addition of sulphides. Mafic to ultramafic intrusive units are locally magnetic. The contact zone between the Manthet Domain and the Matagami Domain occurs near the southern boundary of the property. The Matagami domain consists predominantly of metasedimentary units including: greywacke, sandstone, mudstone and conglomerate with local pyroclastic units. Rock units depict variable strain, partitioned between high and lower strain regions. The contact between the Manthet and Matagami Domains correspond to a regional east-west striking high strain zone (the North Detour fault) separating regions of contrasting magnetic patterns. In the vicinity of the Fenelon Project, the North Detour fault warps gently to the south to strike east south east immediately east of the claim block. Ground and airborne geophysical data, suggest that several splay structures stem northerly from the North Detour fault zone into the deposit area. The absence of outcrop exposure in the area impedes the ability to accurately map fold patterns. However, regional airborne geophysical data suggest that rock units are folded. Published regional compilation suggests that the deposit area may be located within a regional antiformal structure with an axial trace trending north west through the core of the Jérémie Pluton. Airborne magnetic data also indicate the presence of several more brittle faults and/or shear zones striking east, north west and north east. Such structures are indicated by sharp breaks and displacements of magnetic markers. In 1997, drilling recovered sporadic oriented core (Foster testing). The interpretation of this oriented core data suggests that within the drilling area the dominant planar fabric strikes east to east south east with steep southerly to vertical dip (70-90°). However, given the lack of lateral deviation data for the 1997 drilling, interpretation of “Foster test” results is equivocal.

The Fenelon gold deposit Discovery Area is hosted in a series of siliceous zones and small-scale silica-albite shear zones within coarse-grained mafic intrusives that are segmented by a series of mafic dykes, between two panels of argillaceous sediments. The area is characterized by four major lithological units. The dominant unit is the metasediment. This unit includes greywackes, siltstones, mudstones, locally graphitic argillites and iron formations. A major mafic intrusive unit intrudes the metasediments. Its composition is gabbroic, it is dark-coloured, massive and usually coarse grained (1-4 mm) but locally medium grained, as seen south of the ramp. A second type of intrusive unit cuts the metasediments, its composition is intermediate to felsic. This unit is located north of the main coarse grain mafic intrusive, and it is massive in this area. The grain size is generally medium and locally with porphyritic feldspar. In the decline ramp, this unit is represented by a swarm of narrow feldspar porphyry dykes (centimetric to decametric) with sharp contacts with the metasediments.

The third type of intrusive rock is the late mafic, fine grain dykes. They vary in thickness from few centimetres up to two to three metres and locally cut the mineralized zones, creating internal dilution.

Lithologies exposed on the stripped outcrop belong to a homoclinal volcanosedimentary panel intruded by a plethora of dykes. A stratigraphic top direction could not be readily determined in sedimentary units. There is no structural evidence supporting the presence of large scale folding at the Fenelon Property. All lithologies display a penetrative foliation and strain associated with this deformation is strongly partitioned throughout the outcrop. The southern and northern contacts of the mafic dyke swarm with argillaceous sediments exhibit wider zones of penetrative foliation. In the central corridor occupied by mafic sheeted dykes, strain is strongly partitioned into small-scale shear zones that have followed mafic dyke contacts. Overall, the structural elements of both the wider deformation zones and small-scale shear zones are compatible with one phase of ductile deformation.

Mineralization
The gold mineralization is associated with a corridor of intense alteration located close to the contact between sediments and the coarse grained mafic intrusives and within the coarse grained mafic intrusive. Silicification is the dominant alteration and the one that appears to control the mineralization. Sericite, bitotite and black chlorite are also associated with the mineralized zones but these alterations are not as continuous as the silicification. Some observations show a good correlation between high-grade values and a local increase in black chlorite amount. Silicification is used as a guideline for the exploration and it is the key feature to oriente underground development. The general orientation and dip of the silicified and mineralized envelopes is sub-parallel to the contact of the sediments and the coarse grained mafic intrusives. Local variations in the orientation and dip are present. The thickness of these envelopes varies from a few centimetres up to 15 metres.

The gold mineralization is located in the silicified envelopes and is associated with sulphides such as pyrrhotite, chalcopyrite and pyrite. Sulphides are mainly disseminated but locally, where the silicification is more intense, they are included in quartz veins. Pyrrhotite is dominant and will generally vary from trace to 30% with intersections of massive pyrrhotite on a few centimetres. Chalcopyrite content generally varies from traces to 15% and locally up to 40%. When present, pyrite is in traces up to 2%. Marcasite has been observed in drill core at depth and is locally associated with gold mineralization. Native visible gold is fairly common in drill holes intersection and in the wall rocks of the developments. The grain size of the visible gold can reach 4 mm.

Drilling to date indicates several mineralized zones occur within a width of 100 metres, with the individual zones spaced five to ten metres apart. The mineralization varies from one-half to six metres in width within the individual zones. The mineralization is known to extend at least 250 metres below surface and more than 200 metres along strike.

History
Pursuant to the Option Agreement, Cyprus granted to Taurus an option to acquire all of Cyprus' interests in its Casa Berardi exploration portfolio in the Province of Quebec, Canada. The exploration portfolio includes 881 claims comprising five properties, located within the Casa Berardi sector of the Abitibi greenstone belt in northwestern Quebec. The area is generally remote. Timber roads and winter roads allow access throughout the year to many parts of the area. Potentially prospective properties include the Fenelon Project, the Martiniere Gold Project, and the Northway-Noyon Gold project, all located in Quebec. The Option Agreement originally required Taurus to pay to Cyprus US$750,000, of which US$100,000 has been paid and issue to Cyprus an aggregate of 1,250,000 common shares of Taurus, of which 750,000 common shares have been issued, both over a period of three years.

Pursuant to an amendment to the Option Agreement dated May 1, 2000, Taurus and Cyprus revised the terms of the Option Agreement, whereby the option payment then in arrears of US$200,000 was paid in common shares of Taurus together with the last tranche of common shares to be issued pursuant to the Option Agreement of 500,000 common shares, for a total of 2,027,579 common shares. Future payments due to Cyprus under the Option Agreement, as amended, totalling US$450,000 has been deferred and paid in three equal semi-annual instalments of US$150,000 commencing on the achievement of Commercial Production from any of the properties. Upon payment of the US$450,000, Cyprus will relinquish all of its rights in respect of all of the properties except for the minimum 1% NSR royalty from properties having an underlying royalty and the maximum 2% NSR royalty on those properties not subject to other royalty burdens, as described above.

From the discovery of the deposit by Cyprus in 1993 until May 2000, more than $7 million was expended on the property, including more than 180 drill holes. In 1997 Fairstar commissioned a study which examined the open-pit potential of the Fenelon Project. The depressed price of gold and the fact that an open pit could only reach the upper 75 metres of the more extensive mineralization, however, did not support the economics of this approach. This study does not meet the standards of NI 43-101, either in form or quality control. As such it cannot be relied upon by the public. For use in Taurus' internal planning, it is only relevant when the data is examined in light of standards, and compared with data gathered according to the requirements of NI 43-101. Fairstar, as the then manager of the project, also conducted some additional exploration and other work in preparation for a bulk sample and feasibility study in early 1998, but accomplished only part of the program.

Taurus became the operator or manager under the Joint Venture Agreement in the fall of 2000. Between February and June 2001, the overburden was stripped, surface outcrop was mapped and sampled and a total of 72,960 tonnes (“t”) were mined from a small open pit area to a depth of approximately 17 metres. A total of 13,835 t (13,713 t dry) were hauled by truck and milled at the Camflo mill operated by Richmont Mines Inc. and located in Malartic, Québec, from which 4,213 oz of gold were recovered. The calculated head grade was 9.8 g/t gold and the calculated recovery was 97.1% .

The 2005 Innovexplo Report discloses that in 2002, Taurus and Fairstar commissioned an independent firm to prepare a new resource estimate, evaluate a pilot-mining project proposed by Taurus and provide recommendations for additional work to advance the Fenelon Project to the feasibility stage. This firm developed a grade model that would recreate the results actually obtained from the previous bulk-sampling program. This firm also estimated the remaining “indicated resource in a composite capped grade model” at 168,000 t at a grade of 5.29 g/t gold for a total of 28,600 contained ounces. In the fall of 2002, overburden was stripped along strike from the current pit to the south east, the surface of the outcrop was cleaned, mapped and channel sampled. An additional 42 short boreholes (totaling 2,354 metres) were drilled on nominal ten-metre centers to determine the near surface distribution of mineralization. The report and the resource estimates were not prepared in accordance with NI 43-101. As such they cannot be relied upon by the public.

The 2005 Innovexplo Report discloses that in April 2003, Taurus and Fairstar retained another independent firm to generate a geological model and estimate the mineral resources for the Fenelon Project. This firm reviewed, repaired and updated the database consisting primarily of 195 drill holes and extensive surface channel sampling. Given the Quality Assurance/Quality Control programs employed over the various exploration campaigns, the firm was confident in the reliability of the data. This firm estimated an indicated resource of 49,550 t grading 11.24 g/t gold or 17,900 contained ounces and an inferred resource of 38,840 t grading 10.49 g/t gold or 13,100 contained ounces (cut-off grade at 5.0 g/t gold). This report has been prepared in compliance with 43-101.

The 2005 Innovexplo Report provides that in June 2003, Taurus and Fairstar retained an independent firm to evaluate the Fenelon Project using the potentially extractable gold resources generated using a polygonal estimation method, rather than computer modeling (kriging). The result of their calculations was: Uncapped model: 47,532 t grading 41.47 g/t gold before mining losses and dilution and 61,608 t grading 30.81 g/t gold after mining losses and dilution. For the capped model (50 g/t gold): 47,532 t grading 28.46 g/t gold before mining losses and dilution and 61,608 t grading 21.27 g/t gold after mining losses and dilution. This report and the resource estimate does not comply with the requirements of NI 43-101, but was used to generate possible scenarios for internal planning and budgeting.

Late in 2003, a mining-test and feasibility-study program was undertaken. A decline was driven down at 15 percent grade over 326 m. It gave access to develop over 745 m of drifts, crosscuts and raises. These developments generated a volume of ore and low grade material from the gold mineralized zones. Development material was stockpiled on surface to be processed in the mill test. Those developments generated 785 face samples, 483 test holes samples and 624 muck samples. The developments also generated sufficient three-dimensional information to confirm the shape of the lenses of mineralized material, the lateral extent and the continuity of these lenses of mineralized material. Definition diamond drilling was also performed during the underground exploration program in 2004. A total of 54 holes were drilled on NQ size core from the northern access drift on level 5213 for 3,966 meters. These were located on 5 to 10 meter spacings. Further diamond drilling was performed to precisely define the zones location before drifting on them, 8 bazooka diamond drill holes were then drilled for a total of 78.5 meters.

During the mining test, approximately 8,500 tonnes of mineralized material was mined and shipped for processing to Richmont’s Camflo mill. This produced 2,596 oz of gold. At the completion of the gold pour, the mining test was suspended and work turned toward planning a drill program that would define and prove up additional resources and reserves. In November 2004, the project was shut down due to the legal action brought against Taurus by Fairstar and pending additional financing.

Pursuant to an option agreement (the "Majescor Option" ) among Taurus, Fairstar and Majescor Resources Inc. ("Majescor") dated December 19, 2002, Fairstar and Taurus (the "Joint Venture Parties"), as parties to the Joint Venture Agreement, granted to Majescor an option for a period of three years to explore for diamonds on the Fenelon Property, and, if warranted, to put the Fenelon Property into diamond production, excluding the Joint Venture Parties' rights and interests in all other mineral substances (including gold) on the Fenelon Property. Upon exercise of the Majescor Option, Majescor would acquire 100% of the Joint Venture Parties' rights and interest in diamonds on the Fenelon Property. In the event that Majescor exercised the option, Majescor agreed to pay a gross overriding royalty to the Joint Venture Parties equal to 5% of the average appraised value of all gem and industrial diamonds recovered, sorted and graded from the Fenelon Property, free and clear of all costs of development and operations. Majescor did not find sufficient encouragement in initial drilling to continue exploration and it does not plan to retain its option.

Pursuant to a loan agreement between Taurus and Stonegate Management Limited (“Stonegate”) dated December 1, 2003, as amended on April 29, 2004, Stonegate advanced the sum of US$1 million to Taurus in installments to provide financing for the open-pit Bulk-Sample on the Fenelon Project with interest accrued at 15 percent per annum. In addition, Stonegate was granted a 6% net profits interest royalty interest in the Fenelon Project, to be paid subsequently from the Company's share of production, and 3,000,000 warrants to purchase common shares of Taurus at $0.30 per share.

Pursuant to the terms of a loan restructuring agreement dated April 1, 2005 with Stonegate, a company operating at arms length to the Corporation, Stonegate agreed to revise the terms of a US$1.0 million loan made by Stonegate to the Corporation’s subsidiary, International Taurus Resources Inc. In connection with the restructuring of the loan, Stonegate also agreed to reduce the net profits interest it holds over Bonanza’s Fenelon project to 2%, down from 6%.

In accordance with the terms of the Agreement subsequent to December 31, 2004, the Corporation has repaid US$400,000 of the principal and US$231,813 in outstanding interest on the loan through the issue of 1,224,551 common shares at a deemed price of $0.65 per common share. The Corporation has the right to repay the balance of the loan at any time, and must repay the loan upon the earlier of its next financing or December 1, 2005. As additional consideration, the Corporation agreed to extend the expiry of warrants to purchase 600,000 common shares of the Corporation at $1.50 per share held by Stonegate to December 1, 2007. All shares issued pursuant to this transaction will be subject to resale restrictions on a quarterly non-cumulative basis over a twelve month period.

Past Exploration
In 1999, Taurus produced a planning document for the Fenelon Project, which indicated significant potential to develop the deposit as an underground mine using selective mining techniques. Taurus conducted the open-pit Bulk-Sample Program during the period February 5 to June 28, 2001 using local contractors. A total of 101,727 cubic metres of unconsolidated overburden was removed, followed by the mining of 71,680 tonnes of rock, including approximately 14,000 tonnes of mineralized material that was treated to extract the contained gold and silver. The geology was mapped and many samples taken, improving the understanding of the occurrence and distribution of the mineralization.

Pursuant to an option agreement (the "Fairstar Option") dated May 1, 2000 between Fairstar and Taurus, Taurus paid $400,000 to Fairstar for an option to earn an additional 39.5% interest in the Fenelon Project from Fairstar under the Joint Venture Agreement. Taurus exercised the option and increased its then total interest in the Fenelon Project to 66.7% . Under the Fairstar Option, Taurus was required to undertake a bulk-sample (the "Bulk Sample Program") and provide an independently produced report of the results by October 31, 2001. Taurus was entitled to keep all proceeds from gold produced in the resulting Bulk Sample Program.

Pursuant to an amendment to the Fairstar Option (the "Amended Fairstar Option") between Taurus and Fairstar dated July 10, 2002, Fairstar agreed to contribute up to $1,000,000 to complete a pilot-mine exploration program. In consideration of the increased contribution to the Fenelon Project by Fairstar, Fairstar's interest in the Joint Venture Agreement increased from 33.3% to 38% and Taurus' interest in the Joint Venture Agreement reduced from 66.7% to its current interest of 62%, under the terms of the Joint Venture Agreement. Pursuant to the Amended Fairstar Option, the parties agreed to share the revenue derived from the first 25,000 ounces of gold produced from the Fenelon Project equally.

Taurus conducted the open-pit Bulk-Sample Program during the period February 5 to June 28, 2001 using local contractors. A total of 101,727 cubic metres of unconsolidated overburden was removed, followed by the mining of 71,680 tonnes of rock, including approximately 14,000 tonnes of mineralized material that was treated to extract the contained gold and silver. The geology was mapped and many samples taken, improving the understanding of the occurrence and distribution of the mineralization.

The open-pit Bulk-Sample Program provided direct mining experience necessary in the development of an economic open-pit mine plan. The metallurgical response of the mineralization to the conventional cyanidation mill flow sheet was as predicted in previous tests, with an excellent gold recovery of over 97 percent. Final production numbers from the mining and milling of the bulk sample totaled 14,000 tonnes milled producing 4,339 ounces of gold. Taurus received payments for this gold, net of milling and refining costs, of over $1.3 million. This sum essentially covered the cost of completing the Bulk Sample Program.

Between October 2003 and October 2004, design and partial construction of a decline ramp and underground workings was completed, which provide access to the known high-grade gold resources at levels of 25 and 50 metres below bedrock surface. The ramp was designed to allow continuous development of the deposit laterally and to depth. Site facilities and a full camp were built. More than 250 metres of ramp and 550 metres of underground development were accomplished. The ramp has advanced to the 5195 elevation (55 metres below surface). About 8,300 tonnes of mineralized material, extracted as part of a mining-test and feasibility-study program and consisting of half stoped and half development rock, were milled, as an underground bulk sample, at the Camflo mill near Val-d’Or, Quebec. In September, 2004 a total of 3,428 ounces of gold doré was shipped to the refinery. This produced approximately 2,596 ounces of gold. Following completion of the mining, milling and refining of the underground bulk sample, Taurus determined that the mining test was successful and had gathered sufficient mining and metallurgical engineering data. The focus of the program then turned to drilling and defining further resources to support the feasibility study. Taurus has suspended work on the Fenelon Project pending additional financing and resolution of the litigation commenced against Taurus by Fairstar . See “Legal Proceedings”.

Past Mineral Processing and Metallurgical Testing
In 2001, a bulk sample metallurgical test was performed on the Fenelon Project’s ore. Approximately 72,960 t of rock was mined from a small pit and 13,835 t of ore was hauled to and treated at Richmont’s Camflo mill located near Malartic, Québec. A total of 4,213 oz of gold was recovered. The final recovery was calculated to be 97.1% of the contained gold using conventional cyanidation techniques. The final head grade was 9.84 g/t gold. In September 2004, a second milling test was conducted in the Camflo mill facility. A total of 9,005 short tons of ore from the Fenelon Project was milled. The high grade ore represents 6,354 short tons grading 0.362 ounce/ton. The low grade ore represents 2,651 short tons grading 0.148 ounce/ton. A total of 2,596 ounces of gold was recovered. For the total of 9,005 short tons the mill feed grade was estimate at 0.299 ounce/short ton., with a recovery of 95.5% . After the final inventory from the mill, the grade was calculated at 0.312 ounce/short ton, including gold lost in the tails during the milling. If the 90 ounces lost to the mill malfunction is included in the mill reconciliation, total gold recovery is close to 97%.

Environmental Concerns
There are minimal environmental liabilities related to the work conducted at Fenelon to date. These consist mainly of the smoothing of overburden waste piles and distribution of humus as a top covering. A value of $300,000 has been estimated as the cost of closure including demobilization, removal of equipment and property at the end of the projected mine life by 2014. A discounted value of $188,778 was recorded by Taurus as an asset retirement obligation in the Taurus unaudited interim consolidated financial Statements as of September 30, 2004.

Mineral Resource and Mineral Reserve Estimations
The 2005 Innovexplo Report indicates that Taurus and Fairstar engaged an independent firm to conduct a geological assessment and mineral resource estimate for the Fenelon Project in 2003. This report complies with the requirements of NI 43-101. This firm estimated an indicated resource of 49,550 tonnes grading 11.24 g/t gold and an inferred resource of 38,840 tonnes grading 10.49 g/t gold, which exists in the upper 50 metres of a portion of the Discovery area of the Fenelon Project measuring about 150 metres long and 25 metres wide. This resource has been used as the Fenelon base case for financial and mine planning. Taurus and Fairstar then engaged another independent firm to prepare an assessment report on the Fenelon Project. The assessment report is dated June 3, 2003 and was revised March 15, 2004. For the purposes of the assessment report, the resources previously estimated were assumed to be correct and a base case test mining plan and estimated budget were established and used in the assessment report. The resource estimate contained in this assessment report does not comply with the requirements of NI 43-101.

In 2004 Taurus and Fairstar commissioned Innovexplo Inc. to prepare an updated geological assessment and mineral resource estimate for the Fenelon Project. The report was entitled “Technical Report on the Resources Evaluation, Fenelon Project,” and was prepared by Carl Pelletier, PGeo. and Yves Gagnon P.Eng., (the “2004 Innovexplo Report) dated September 14, 2004. The 2004 Innovexplo Report provides a subsequent geological assessment and mineral resource estimate for the Fenelon Project and is based on information developed during the mining-test and feasibility-program and contained in earlier reports. The 2004 Innovexplo Report also complies with the requirements of NI 43-101. This technical report has been filed on EDGAR and is available for review in its entirety at www.sec.org. The resource estimate is confined to a volume of the central Discovery zone which is approximately 160 metres long to a depth of 175 metres. This volume has been exposed in test-mine workings and drilled in sufficient detail to allow estimation of a measured and indicated resource. Approximately 80% of the reported resource occurs within 100 metres of the surface. The six veins that comprise this resource remain open to the east and at depth. Further drilling and development is planned to augment the current resource. Resources in this volume are estimated at 4,002 tonnes grading 18.36 grams of gold per tonne in the measured resources category, 51,682 tonnes grading 19.71 grams of gold per tonne in the indicated resources category and 27,245 tonnes grading 12.79 grams of gold per tonne in the inferred category. Total gold content in the measured and indicated categories is estimated at 35,107 contained ounces. Total gold in the inferred category is estimated at 11,204 contained ounces. These figures are estimated on the basis of a 5 g/t gold lower cut-off grade, with high-grade assays cut to 50 g/t gold for the measured resources and to 75 g/t gold for the indicated and inferred resources.

An update of the above work is presented in the 2005 Innovexplo Report. Total resources were estimated at 55,684 tonnes grading 19.61 g/t gold in the measured and indicated categories (4,002 t grading 18.36 g/t gold measured and 51,682 t grading 19.71 g/t gold indicated). This represents 35,107 contained ounces of gold. In addition, inferred resources are estimated at 27,245 t grading 12.79 g/t gold for a contained gold content of 11,203 ounces. From the total of measured and indicated resources, 7,757 tonnes have been removed due to mining, which means a total of measured and indicated resources of 47,927 tonnes grading at 19.61 g/t gold (including 3,098 tonnes of on site broken ore). Inferred resources have not changed. Measured resources were not recalculated based on the sampling of the new development.

Funds Expended on the Fenelon Project by the Fenelon Joint Venture
As at December 31, 2004, a total of $13,175,160 has been expended by the Fenelon Joint Venture on the Fenelon Project, for a total of approximately $19 million which includes expenditures incurred by prior operators of the Fenelon Project, to the knowledge of Taurus.

Future Work
Future Fenelon Project plans, over the next six to 12 months, call for an extensive underground and surface-drilling program to outline and upgrade resources and reserves in support of a feasibility study of a long-term sustainable mining operation.

On the basis of the Fenelon Project resource estimate and the compilation of previous work performed on the property, the 2005 Innovexplo Report states that the potential to extend the gold mineralized zones is considered excellent. The 2005 Innovexplo Report further provides that with the mining and milling knowledge obtained during the 2004 program, adding resources to the known deposit is expected to be realizable with minimal risk since the Abitibi gold deposits are characterized by their down-dip extension/continuity.

The 2005 Innovexplo Report also recommends that further drilling should be performed, both from surface and from underground, by establishing well located drilling stations. This diamond drilling campaign should target the probable location of high-grade shoots to confirm the potential of the Fenelon Project to host a major gold deposit. It should at the same time permit Taurus to convert inferred resources to indicated and also add new resources to the deposit. Drilling spacing should be limited at 60 meters for the exploration, 30 meters for the delineation and 10 meters for definition drilling.

At the scale of the Fenelon Property, the exploration should be conducted following the geological features observed at deposit site scale, such as presence of silicification zones associated with mafic intrusives. First, the location of mafic intrusives can be defined with magnetic surveys. A high magnetic anomaly crosses the property from the Jeremy Pluton to the west and to the eastern boundary of the Fenelon Property to the east, 7 km. The 1997 Geospex’s program reports some anomalous gold values outside the deposit area. Considering the fact that the actual zones delineated on the Fenelon site are still open in east-west extension and in down dip extension and the two main geological criteria are found at the property scale, the possibility of delineating additional resources on the Fenelon Property is considered excellent.

The Taurus Gold Project

Property Description and Location
The Taurus project (the “Taurus Project”) is a large disseminated gold deposit that covers 800 hectares and is located near the town of Cassiar, in north western British Columbia.

The Taurus Project consists of 46 mining claims (the “Taurus Property”). All of the claims are registered in the name of Taurus.

Pursuant to an agreement (the "Sable Agreement") between Sable Resources Ltd. (“Sable”) and Medallion Resources Ltd (formerly Hera Resources Inc.) dated August 26, 1993 certain mining claims in which Sable had a 100% interest were transferred by Sable to Taurus. At the date of the Sable Agreement, Taurus was already the owner of certain other mining claims in this area which together with the mining claims acquired under the Sable Agreement constitute the Taurus Project. Ten claim units are subject to a 2.5% NSR royalty payable to Sable.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the Taurus Project is by Highway 37 approximately 120 km south of Watson Lake, Yukon and via unpaved roads and trails on the property.

The region experiences cold winters and short summers. Average daily mean temperatures range from –17.7 degrees centigrade in January to mid 12 degrees centigrade in July. Snowfall can be expected between October and May. Snow can persist on the Taurus Property until late May, however, snow removal is relatively simple, allowing for year-round operation on the property.

The Taurus Property is situated at the confluence of Quartzrock and Troutline Creeks immediately north of McDame Creek. The latter forms a broad valley in moderate terrain with shallow lakes and swampy sections, ranging in elevation from 1000 metres in the valleys to 2200 metres on local peaks. Vegetation consists of forests of jackpine, lodgepole pine, black spruce, and poplar thinning to buckbrush and alpine meadows above treeline, around 1400 metres.

Power for the region is provided by diesel generation. There are numerous creeks in the area that have sufficient year-round flow for any exploration or mining operation. The Taurus Property itself affords space for the development of tailings storage areas, waste disposal sites, heap leach pads, if required, and expanded processing facilities.

Geological Setting and Deposit Types
The Taurus Property is located in the Cassiar mining district where significant placer and hardrock gold mines have operated in the past.

The Taurus Property hosts numerous mineralized quartz veins. These veins were exploited in the early 1980’s as individual sources of ore for a small 150 tonne per day operation. The veins found to date on the Taurus Property tend to be narrow, roughly one metre in thickness. The veins contain coarse gold and the nugget effect must be accepted on this property.

Taurus and the neighbouring Cusac (Erickson) Mines exploited well-defined mesothermal quartz-carbonate-gold veins, similar to other volcanic-hosted vein systems at Bralorne and in the Mother Lode district of California. These vein systems are characterized by white to clear bull quartz and lesser iron-magnesium carbonate, calcite and traces of sericite. Drilling in 1994 highlighted the potential for low grade, bulk tonnage gold. Mineralization in this setting falls into two types: pyritic quartz veining and disseminated pyrite.

Mineralization
The seven known zones on the Taurus Property all host mineralization that contains gold values that range over 2 grams per tonne. Intercepts of more than 1 g/t can be obtained over five to ten meter thicknesses in any of the zones. The nature of the mineralization in the vein swarms makes the reproducibility of individual results difficult but the general location of increases in gold mineralization seems reasonably predictable. Further work compiling all of the existing data on the property is needed to enable a better understanding of the geometry of the zones.

History
The Taurus Property was originally covered by seven claims of the Cornucopia Group staked by J.C. Simpson in 1935. Simpson carried out stripping, trenching and rock sampling until 1944. The following year, Benroy Gold Mines Ltd. optioned the property and completed more than 700 metres of trenching and 1500 metres of diamond drilling.

The claims were restaked in 1959 by Couture and Copeman who hand-mined 25 tons of high-grade ore from a short adit. In 1960, Taurus was incorporated to acquire the property and in 1961 proceeded with 1180 metres of drifting and crosscutting, and 1000 metres of diamond drilling. By the end of 1963, an “indicated reserve” of 72,500 tonnes grading 22.6 grams per tonne gold had been outlined (Gunning, 1987). The methodology and reliability of that resource figure has not been verified, and it is likely that mineral inventory was subsequently mined out. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

In 1964, Newconex Canadian Exploration Ltd. optioned the property and completed an additional 180 metres of drifting and crosscutting and 210 metres of drilling. Taurus rehabilitated and resampled the main 3600 level adit, and completed another 223 metres of underground diamond drilling between 1973 and 1975. In 1978, Ashlu Gold Mines Ltd. optioned the property and completed 7.2 kilometres of ground-based magnetometer and electromagnetic surveys. In 1979, United Hearne Resources Ltd. optioned the property and continued underground development and drilling, confirming a “reserve” of 60,000 tonnes grading 16.1 grams per tonne gold. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

A 135 tonne per day mill was constructed at the Taurus Property in 1980-81, treating 220,000 tones of ore, averaging 5.14 grams per tonne gold prior to closing in 1988. During the time of the mine operation exploration was limited to gaining information on accessible mineralization from existing workings. This meant primarily the veins located above the Decline Fault. A few holes did however penetrate the decline fault and several pyrite veins were intersected in addition to a unit described as rhyolite.

In 1988, Sable Resources Ltd. conducted an Induced Polarization (“IP”) survey that outlined 33 anomalies on the “Main Grid” area. Subsequently, a small open pit extracted 2600 tonnes grading 2.06 grams per tonne from one of the veins.

In 1993, Sable extended IP coverage and completed additional trenching. Late in 1993, Sable sold its controlling block of shares in Taurus, to Hera Resources Inc. who finished a trenching and 26-hole diamond drilling program totaling 1554 metres (5099 feet). Trenching tested 6 of 42 geophysical (IP) targets, discovering 3 gold-bearing vein systems (1993-1 to 3), which were subsequently drill-tested. A “potential resource” of 436,000 tonnes (481,000 tons) in individual narrow quartz veins grading 6.99 grams per tonne gold (0.204 ounces per ton) was reported by B.E. Spencer (1994) for certain vein systems. This mineral inventory was calculated by averaging the grades (weighted) and thicknesses for each panel outlined on a specific vein structure. Strike lengths for these panels ranged up to 725 feet with depths up to 325 feet. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

A second resource calculation, was completed by A. Beaton, P.Eng., in May 1994. That resource concluded a “geological or potential ore reserve” of 367,000 tons grading 0.172 ounces per ton. The estimate includes data from the portion of the trenching and diamond drilling completed in 1994. That portion of the program consisted of extensive trenching and diamond drilling along the south and north margins of the area explored in 1993. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

In 1994, Taurus moved to the north side of the highway, completing 88 diamond drillholes totalling 7517.5 metres and an IP survey over 26.68 kilometres of grid, along strike to the west of the Taurus mine workings. In addition, 220 metres of drifting and 47 metres of raising were completed in the existing underground workings to define additional mineral resources.

Cyprus Canada Inc. signed a joint venture agreement with Taurus and Cusac in January 1995, and Douglas Busat in May 1995, assembling a claim package of approximately 4000 hectares.

In March 1995, Cyprus began diamond drilling on the Taurus Property. Mapping of central portion of the Taurus Property commenced in mid June 1995, with limited trenching on the property. A soil geochemical survey was completed. Preliminary metallurgical testing on 11 composite samples from Taurus Property was designed to test the characteristics of two dominant types of mineralization. Leach tests utilizing cyanide and froth flotation tests were run. A preliminary resource estimation was completed to quantify potential resources for economic analyses. An inferred, undiluted mineral inventory of 38 million tonnes grading 1.42 grams per tonnes gold was estimated; and a second estimation which utilized the same data but with a different set of assumptions provided an estimate of a potential resource of 40.6 million tonnes grading 1.07 grams per tonne gold.

Both calculations are considered to have a low degree of accuracy due to wide drill spacing and a lack of information on the geometry and continuity of mineralized zones. These resource estimates were made prior to the inception of NI 43-101 and therefore do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates. These estimates would fall within the definition of an inferred mineral resource, as described in CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, adopted by CIM Council on August 20, 2000.

Exploration
Cyprus returned the property to Taurus in July 1996 and in the fall of 1996, Taurus completed a program of 36 reverse-circulation holes, totalling 3869 metres, drilled on 50-metre centres and five diamond drillholes, totalling 582 metres, extending the zone approximately 300 metres to the west. The program was designed to upgrade a portion of the inferred mineral resource, defining a “drill indicated reserve” of 13,725,350 tonnes grading 1.01 grams per tonne gold. An additional 27,355,000 tonnes grading 0.67 grams per tonne gold was classified as “inferred”. A sectional method of resource calculation was employed. Given the lack of rigorous economic analyses and general geological modeling in the estimation, this figure would perhaps be classed as an indicated mineral resource. Additional wide-spaced drilling on the Taurus Property outlined a “drill inferred resource” of 25,134,000 tonnes grading 0.67 grams per tonne gold. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101.

These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

A further six holes totalling 790 metres were completed by Taurus in 1997.

No significant work programs were completed by Taurus in 1998. In September, Cusac Gold Mines (“Cusac”) entered into an agreement with Taurus to earn up to 70% interest in the Taurus Property by performing a certain minimum amount of exploration and development work over a four-year period and completing a positive feasibility study. In 1999, Cusac completed another resource calculation. Cusac defined six distinct zones using factors including geography, geology, data density, and amenability to open pit mining methods. Gemcom Software International Inc. utilized a database of 130 drillholes to calculate a “total mineral inventory” of 62,397,477 tonnes grading 0.80 grams per tonnes. As the formula for the calculation did not take into account geological modeling, much of this resource is classified as an inferred mineral resource as defined in CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, though some areas are likely indicated mineral resources. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates. Taurus’ agreement with Cusac was terminated on June 8, 2000. A portion of these resources are on claims owned currently by Cusac and are not a part of the current Taurus property.

In late 2003, Navasota Resources Limited conducted a two phase program (the “Navasota Program”) consisting firstly of general geological compilation with some geochemistry as well as limited remapping and relogging of specific core. Phase II of the program consisted of a drill hole program including 13 NQ holes totalling 1,974 meters in length. The holes were designed to test the zones identified in work conducted post 1994. These results confirm the results reported in previous programs on the Taurus Property. The zones intersected in the 2003 program do not appear to match up identically with those from previous work and therefore more work is needed to understand the nature of the zones on the Taurus Property. The difficulty of the nuggety nature of the mineralization may be the cause of this and some small test pits and/or underground sampling may be needed to understand the geology better.

Drilling
A total of 28,956 metres has been drilled on the Taurus Property since 1993 by various companies including Taurus and Cyprus Canada. Most of this drilling was diamond core drilling but some reverse circulation percussion drilling was also successful in defining mineralized zones. The most recent program was performed by Navasota Resources Ltd. in 2003 consisting of 1974 meters in 13 holes which was successful in confirming the style and grade of mineralization on the Taurus Property.

Environmental
There are currently no known environmental liabilities on the Taurus property as the past Taurus Mine has been reclaimed.

The largest environmental risks present from open pit mining operations are acidic and/or metal laden effluent from tailings and waste rock dumps. Some preliminary acid/base accounting work has been done on various rock types on the Taurus Property. This data indicates that low grade portions of mineralization may need to be disposed of carefully, perhaps commingled with waste rock as regulators prefer average neutralization potential ratios in excess of two.

Tailings and waste rock dumps are located on the Taurus property. Having been an underground operation, as opposed to open pit, the waste rock dumps are not very substantial and are located next to underground portals. Tailings are located in two locations. The flotation tailings are primarily quartz with carbonate and hence are quite inert. For the last two years of its operation, the Taurus mine leached flotation concentrate on site. The leach tailings were treated using a method of cyanide destruction and were buried within the phase I tailing impoundment. The mine was reclaimed after closure and there is a $10,000 bond in place to cover any environmental work that may be required in the future. A $25,000 bond is in place to cover the reclamation costs of current exploration programs. Water quality monitoring programs are ongoing.

Mineral Resource and Mineral Reserve Estimations
The most recent resource estimation for the Taurus Property was completed by Cusac Gold Mines Ltd. (“Cusac”) in 1999. Cusac defined six distinct zones using factors including geography, geology, data density, and apparent amenability to open pit mining methods. These include the 88 Hill, 88 West, Plaza, Sable, Highway Zone, and Taurus West. A portion of some of these zones are on Cusac properties not part of the Taurus Property. The database included 130 drillholes, totalling 18,638 metres. Gemcom Software International Inc. was used to calculate a total mineral inventory, specific gravity of 2.7 was used and samples over 10 grams were cut to 10 grams per tonne. The estimation was made by a person not qualified as a Qualified Person under NI 43-101. The resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. The resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

Mineral Processing and Metallurgical Testing
The Taurus concentrator was constructed in 1981 and commissioned in 1982 running until accessible ore reserves in the Taurus mine area were exhausted in 1988. The concentrator consisted of two-stage, closed circuit crushing and closed circuit single stage grinding. Ball mill discharge passed over a mineral jig to produce a gravity concentrate upgraded using a small shaking table. A single bank of flotation cells was used to produce a bulk flotation concentrate. The following table summarizes production data from the Taurus mine during 1986.

Production(1)	Tons	Grade oz/ton	Ounces Gold	Distribution
Mill feed	37,145	0.122	4,538	100.0%
Jig con			1,770	39.0%
Flotation con	1,002	2.330	2,334	51.4%
Cyanide dore			1,746	38.5%
Cyanide tails	1,002	0.587	588	13.0%
Flotation tails	36,143	0.012	434	9.6%

(1) In 1986 Taurus custom milled Cusac ore after the Erickson mill caught fire.

It can be seen from the table above that gravity and flotation combined to recover 90% of the gold from the mill feed. The cyanidation recovery of 75% of the contained gold within the flotation concentrate, although not tremendous, made a significant improvement to the cash flow by reducing trucking costs and costs associated with refining relatively low grade concentrates (3 ounce per ton gold) in Montana.

These operating statistics represent the best metallurgical data for Taurus T4 material. Subsequent work has been performed by Westcoast Mineral Testing (G. Hawthorn, Dec., 1994), Beattie Consulting, (M. Beattie, March, 1995), and Hazen Research, (April 1996). In a letter to Cusac Gold Mines Ltd. from Hawthorn in 1999 it was stated that: “The material [T4] responds very well to bulk sulphide flotation to produce a low-grade (10-15 g/t Au) pyritic rougher concentrate. Gold recovery (Hazen pg. 20/ 8 tests on 8 composites) averaged 94.6% into a 20% by weight rougher concentrate from feed grading 1.7 g/t Au.” Hawthorn also reports that the material responded to direct cyanidation with 67.5% recovery at minus 200 mesh grind for the same composites as above. Leaching is rapid with completion in a few hours. Heap leach tests at one half inch crush produced only 25% recovery. Hazen also reported a 73.4% recovery from minus 400 mesh grinded material.

The first metallurgical information on T3 material is from 1987 when a sample of the “pyrite zone” found on the 3275 level was tested by Westcoast Mineral Testing. The flotation test resulted in 94% recovery of gold in 30 weight percent concentrate from feed with a calculated head grade of 0.068 opt. Another portion of the same sample was treated by cyanidation with 48% recovery. A second higher grade sample (0.129 opt calculated grade) of similar material was collected with cyanidation recovery of 60%. It does not appear than any consideration was given to either pressure or bacterial oxidation of T3 concentrates and, although the carbonate content of the rocks seems to make this an unlikely success, it may be worth at least cursory investigation.

Future Work
The seven known zones on the property (Taurus Mine, Plaza, Sable, 88 Hill, 88 West, Highway and Taurus West) all host mineralization that contains gold values over 2 g/t. Intercepts of more than 1 g/t can be obtained over five to ten meter thicknesses in any of the zones. The nature of the mineralization in the vein swarms makes the reproducibility of individual results difficult but the general location of increases in gold mineralization seems reasonably predictable. Further work compiling all of the existing data on the property is needed to enable a better understanding of the geometry of the zones.

The authors are recommending a 2,500 meter diamond drilling program to confirm the resource in at least one or two of the zones on the Taurus Property. At the same time metallurgical testing is also recommended.

A preliminary scoping study is also suggested, using existing met test results for recovery, an updated resource estimate and realistic cost estimates for various mining methods and mill throughputs. The results of the preliminary scoping study will dictate whether a large open pit with between one and two grams per tonne material is viable or if a smaller deposit with higher grade should be sought within the broader lower grade zones. The estimated cost of the recommended program is $537,000 including a 10% contingency.

The project is currently in a standby mode while Taurus focuses its efforts on the Fenelon Project.

Casa Berardi Exploration Portfolio

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus, Cyprus granted to Taurus the right to explore certain mineral properties (as described below) and granted to Taurus an option to purchase all of Cyprus' interest in Cyprus' entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the "Cyprus Properties"). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere "D", Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt. In addition, Taurus has the option to acquire Cyprus' interest in the Casa Berardi airborne geophysical survey (the "Survey"), a 77,000-line-kilometre, ultra-high-resolution helicopter survey, held jointly with Fairstar. To earn a 100% interest in the Cyprus Properties and the Survey, Taurus must make a future payment of US$450,000 in three equal installments of US$150,000 at six month intervals. The first installment is due to be paid on the achievement of Commercial Production from any one of the four properties, the second installment is due to be paid on or before the day that is six months after the achievement of Commercial Production, and the third installment is to be paid on the first anniversary of the achievement of Commercial Production.

In order to exercise the option Taurus was also required to issue to Cyprus 2,027,579 common shares of Taurus. To date, Taurus has issued to Cyprus the 2,027,579 common shares. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are the subject of the Option Agreement. Taurus intends to make the required payments when due under the amendment to the Option Agreement. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to Taurus' interest in the properties. Pursuant to the Joint Venture Agreement, a separate NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleums Limited, a corporation that is party to an underlying agreement by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 6% net profits interest royalty interest in the Fenelon Project is payable by Taurus to Stonegate on Taurus' interest in the Fenelon Project pursuant to a loan agreement between Taurus and Stonegate dated December 1, 2003, as amended.

Northshore Property, Ontario

Pursuant to an exploration license with option to purchase agreement between Taurus and Autotrac Ltd. ("Autotrac") dated October 15, 1999, Taurus acquired a 100% interest in the Northshore Property. The agreement required Taurus to pay option payments totalling $80,000 over two years which have been paid. All payments and other requirements have been met and Taurus has exercised its option with Autotrac to acquire 100% ownership of the property.

The Northshore Property, which comprises 550 acres of patented mining claims, is situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum 5% NSR royalty is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property. The property is situated in an area of promising exploration potential and will be maintained by Taurus for future exploration or joint ventures with third parties.

ITEM 5                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Bonanza has no producing properties and, consequently, has no current operating income or cash flow from its mineral projects.

Bonanza did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S currency. Bonanza’s financial statements are denominated in Canadian dollars and all references to dollars herein are in Canadian dollars unless otherwise indicated.

The following discussion of operating results and financial position of Bonanza should be read in conjunction with Bonanza’s consolidated financial statements and related notes (see Item 17).

ITEM 5.A                OPERATING RESULTS

Bonanza’s working capital as at December 31, 2004 was $8,750,640 compared with a working capital position of $13,089,684 as at December 31, 2003. The decrease in working capital was attributable to significantly increased expenditures levels at the Copperstone gold property, loss from operations and other exploration expenditures all of which were partially offset by proceeds from warrant exercises in the year totaling $4,293,127. The loss for the year ended December 31, 2004 was $1,219,731 or $0.01 per share compared with a net loss of $605,214 or $0.01 per share in 2003.

Bonanza’s current development program at Copperstone is estimated to require up to $8 million ($6,531,368 incurred in 2004) of Bonanza’s current working capital to achieve a production decision on the Copperstone gold project during the fourth quarter of 2005. The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource category. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

The next stage of evaluation will be comprised of work programs required to complete both a pre-feasibility and bankable feasibility study. This work will be based on reserves and measured and indicated resources, and will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Current programs of underground and surface drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the reserves and resources. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101 and will make a production decision for Copperstone.

Year Ended December 31, 2004

For the year ended December 31, 2004, Bonanza had a net loss of $1,219,731 or $0.01 per share compared with a net loss of $605,214 or $0.01 per share in 2003. The increase from the comparable period was primarily attributable to the increase in both general and administrative expenses and foreign exchange loss which was partially offset from increased interest income.

Interest income increased to $305,827 from $152,599 which was the direct result of increased cash balances over the comparable period in 2003. General and administrative expenditures increased to $993,938 from $403,222 in the comparable period which was the direct result of increased public company expenses and personnel costs. Increased activity also contributed to $108,455 in business development related expenditures associated with the continual review of various corporate development opportunities. Public company expenses increased to $343,100 from $121,720 which was primarily attributable to increases in investor relations expenses which increased from $48,058 to $198,720 and the payment of director’s fees totaling $73,237. Personnel costs increased from $190,909 to $443,700 as a direct result of increased personnel and management bonuses totaling $234,225.

Exploration expenditures reflecting those amounts not directly capitalized to mineral properties increased to $343,056 from $304,212 in the comparable period reflecting increased activity relating to ongoing property evaluations, investigation and acquisition. Bonanza continues to conduct property evaluations using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also include all costs associated with maintaining Bonanza’s exploration office in Reno, Nevada

Year Ended December 31, 2003

For the year ended December 31, 2003, Bonanza had a net loss of $605,214 or $0.01 per share compared with a net loss of $485,054 or $0.01 per share in 2002. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which was partially offset by interest income of $152,599 earned on Bonanza’s cash and cash equivalents.

General and administrative expenditures increased to $403,222 from $195,444 in the comparable period which was the direct result of increased personnel, public company expenses and consulting related fees associated with Bonanza’s increased activity. Public company expenses increased from $39,849 to $121,720 as a direct result of annual general meeting related costs in 2003, Bonanza’s investor relations initiatives and related costs associated with the private placements and public offering completed during the year. Increased activity also contributed to $93,100 in business development related expenditures associated with reviewing various corporate development opportunities.

Exploration expenditures reflecting those amounts not directly capitalized increased from $236,104 in 2002 to $304,212 in 2003 which was the result of increased activity relating to ongoing project evaluations and investigation. Bonanza conducted several project evaluations in the year using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the year also reflect all costs associated with maintaining Bonanza’s exploration office in Reno, Nevada.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

ITEM 5.B                LIQUIDITY AND CAPITAL RESOURCES

Bonanza’s working capital as at December 31, 2004 was $8,750,640 compared with a working capital position of $13,089,684 as at December 31, 2003. The decrease in working capital was primarily attributed to the loss in 2004, development expenditures at Copperstone totaling $6,531,368 (excluding $220,568 of fair value of options granted to geological consultants) and exploration and acquisition related expenditures of $668,636 on Bonanza’s other projects. These expenditures were partially offset by net proceeds of $4,293,127 from warrant exercises in the year.

During 2004 Bonanza continued its underground and surface exploration and development programs at the Copperstone project. A substantial detailed underground and surface drilling program is currently underway. It is anticipated that the extensive drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, provide reserve-level detailed data, and assist in the design of future underground working and stopes. Development and exploration expenditures during the year totaled $6,531,368 (2003 - $2,030,144).

As at December 31, 2004, Bonanza had cash of $9,467,224 compared to $13,406,295 as at December 31, 2003. In management’s opinion the Corporation’s current cash and working capital position as at December 31, 2004 will provide adequate funding for purposes of continuing to accelerate the Copperstone project, if results warrant, towards a pre-feasibility and bankable feasibility and to conduct further exploration programs on Gold Bar, Pamlico and its other recently acquired projects.

During 2003 equity transactions were comprised of two private placements of 50,438,311 Common Shares and a public offering of 7,142,858 Common Shares which included 1,645,000 Common Shares issued to the underwriters; warrant exercises of 14,316,171 Common Shares and stock options exercises of 600,000 Common Shares for total net proceeds of $16,878,772 net of share issue costs of $1,232,472. The public offering was pursuant to a Short Form Offering Document dated October 23, 2003, of 7,142,858 units at $0.28 per unit, raising gross proceeds of $2,000,000 while the brokered private placement consisted of 32,142,857 units of Bonanza at a price of $0.28 per unit, for gross proceeds of $9,000,000 and included the exercise of an over allotment option of 50% by the agent.

During 2002 Bonanza entered into a loan agreement with Brascan Financial Corporation (“Brascan”) for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone gold project not already owned. Under the terms of this agreement the loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. On March 4, 2003 Bonanza satisfied its repayment obligation and on October 29, 2003 Bonanza completely paid out this loan facility with a final payment of US$550,000 which was accelerated due to Bonanza’s equity financings completed in October 2003 and resulting from the preferential prepayment terms included in the loan agreement.

Subsequent Event
Pursuant to the terms of an Arrangement Agreement dated December 21, 2004, subsequently amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions closed on March 30, 2005.

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of the Corporation will include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

After the transactions discussed above were completed the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction closed was 74,330,926.

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

ITEM 5.E                OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

ITEM 5.F                CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments due by period [1]
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch Living Trust on Copperstone Property[4]	300,000	30,000	60,000	60,000	150,000
Mineral Property Interests – Option Payments on Pamlico Property	425,000	425,000	Nil	Nil	Nil
Mineral Property Interests – Filing Fees[2]	376,530	62,755	125,510	125,510	62,755
Employment Obligations – Brian Kirwin [3]	495,000	Nil	Nil	Nil	Nil
Employment Obligations – Giulio Bonifacio[3]	450,000	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	2,046,530	517,755	185,510	185,510	212,755

[1]	All amounts in U.S. dollars

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

[4]
Bonanza holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by Bonanza for one or more ten-year terms at Bonanza’s option under the same terms and conditions. Bonanza is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

ITEM 6                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A               DIRECTORS AND SENIOR MANAGEMENT

The following is information as at December 31, 2004. Refer to item 8.B “Significant Changes” for directors and senior management, subsequent to December 31, 2004.

Ian W. Telfer, Director until June 11, 2004, currently Advisor to the Board of Directors
Mr. Telfer, West Vancouver, British Columbia, age 58, holds a Masters of Business Administration, is a Chartered Accountant, and has been President and Chief Executive Officer of Goldcorp Inc. since February 2005; Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. from October 2001 to February 2005; Vice Chairman and Chairman of itemus inc. from February 2000 to July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and Founder of TVX Gold. Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

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

Brian P. Kirwin, President and Chief Executive Officer, Director
Mr. Kirwin, Reno, Nevada, age 44, holds a Masters of Science in Mineral Exploration and has been the President and Chief Executive Officer of the Corporation since December 2000; President of Bonanza Gold Inc. June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities, most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin is a member of the Corporation’s Audit Committee.

Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer, Director
Mr. Bonifacio, Vancouver, British Columbia, age 44, is a professional accountant, and has been Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance and Vice President, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals.

Joe G. Kircher, Vice President, Operation and Chief Operating Officer
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

As of December 31, 2004, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Position	Period
Robert McKnight	Yukon Zinc Corporation and StrataGold Corporation Pacifica Resources Ltd. American Bonanza Gold Corp. AMEC Americas Ltd. Finisterre Holdings Inc.	Vice President, Corporate Development & CFO Vice President, Corporate Development & CFO Director Manager, Financial Services Director, Principal and President	Feb 2004 to Present Dec 2004 to Present May 2003 to Present Sep 2003 to Jan 2004 1996 to Present
Giulio Bonifacio	Earthworks Industries Inc. 607792 British Columbia Ltd Boni Holdings (1982) Ltd.	Director Secretary and Director President and Director	Feb 2002 to Present June 2000 to Present 1991 to Present
Brian Kirwin	607792 British Columbia Ltd.	President and Director	June 2000 to Present
Ronald Netolitzky	Viceroy Exploration Ltd.
Aurcana Corp
Brett Resources Inc.
Canadian Gold Hunter
Eagle Plain Resources Ltd.
Golden Band Resources Inc.
International Uranium Corp.
Strongbow Resources Inc.
Santoy Resources Ltd.
Santoy Resources Ltd.
Skeena Resources Limited
Solomon Resources Ltd.	Chairman, Director Director Director Director Director President & CEO, Director Advisory Board Director Director President Director Director	Apr 2003 to Present
Sept 1997 to Present
Aug 1998 to Present
Sept 2003 to Present
May 2004 to Present
July 1989 to Present
Dec 2003 to Present
Aug 1990 to Present
Aug 1995 to Present
Nov 2004 to Present
April 1983 to Present
Aug 1989 to Present

Brian Kirwin, Foster Wilson, Joe Kircher and Catherine Tanaka devote 100% of their time to the affairs of the Corporation. Giulio Bonifacio devotes 95% of his time to the affairs of the Corporation. Robert McKnight and Ronald Netolitzky spend approximately 5% of their time on the affairs of the Corporation.

ITEM 6.B                COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2004, in respect of each of the individuals who were, as of December 31, 2004, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compensation
Brian P. Kirwin[2] President, CEO	2004	165,000	125,000	Nil	Nil	$0.00	Nil
Giulio T. Bonifacio[2] Executive Vice President, CFO	2004	150,000	50,000	Nil	Nil	$0.00	Nil
Robert McKnight Director	2004	Nil	Nil	21,000[7]	Nil	$0.00	Nil
Ronald Netolitzky[6] Director	2004	Nil	Nil	14,500[7]	Nil	$0.00	Nil
David Beling Director [3]	2004	Nil	Nil	Nil	Nil	$0.00	Nil
Ian Telfer Director [4]	2004	Nil	Nil	17,000[7]	Nil	$0.00	Nil
Foster Wilson VP Corporate Development	2004	102,000	Nil	Nil	Nil	$0.00	Nil
Joe Kircher[5] VP Operations	2004	96,000	Nil	Nil	1,000,000	$0.00	Nil
Notes:
(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, Stock Appreciation Rights.
(2)	Mr. Kirwin and Mr. Bonifacio annual compensation amounts are based on employment contracts with the Corporation.
(3)	Mr. Beling resigned as Director of the Corporation on March 31, 2003.
(4)
Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004 however he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

(5)	Mr. Kircher became an employee and officer of the Corporation on April 30, 2004.
(6)	Mr. Netolitzky was appointed to the Board of Directors of the Corporation on June 11, 2004.
(7)	Directors fees paid for the period March 31, 2004 to March 31, 2005.

As at December 31, 2004, Bonanza has granted rights to purchase or acquire an aggregate of 16,510,000 Common Shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the Common Shares on December 31, 2004 as traded on the TSX Venture Exchange was $0.175.

Outstanding Employee and Director Stock Options as at December 31, 2004

Bonanza has in place a stock option plan dated for reference May 12, 2003 and subsequently re-approved June 11, 2004 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in Bonanza and thereby encourage their continuing association with Bonanza. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than five years after the date of grant of such option. Upon completion of the Plan of Arrangement, the Corporation adopted a new Stock Option Plan dated March 24, 2005. Refer to item 8.B “Stock Option Plan” for information subsequent to December 31, 2004.

The share options granted to the Named Executive Officers as at December 31, 2004 were as follows. Refer to item 8.B “Significant Changes for information subsequent to December 31, 2004:

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Brian P. Kirwin	550,000 1,060,000 1,300,000 550,000 2,175,000	December 22, 2000 March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003	$0.15 $0.10 $0.17 $0.31 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008	$0.15 $0.10 $0.17 $0.31 $0.42
Giulio T. Bonifacio	300,000 700,000 1,350,000 450,000 2,175,000	December 22, 2000 March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003	$0.15 $0.10 $0.17 $0.31 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008	$0.15 $0.10 $0.17 $0.31 $0.42
Robert McKnight	250,000 100,000	May 9, 2003 October 27, 2003	$0.29 $0.42	May 9, 2008 October 27, 2008	$0.29 $0.42
Ronald Netolitzky[1]	Nil	Nil	Nil	Nil	Nil
Ian Telfer[2]	500,000 200,000 500,000 500,000	December 22, 2000 March 4, 2002 December 6, 2002 October 27, 2003	$0.15 $0.10 $0.17 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 October 27, 2008	$0.15 $0.10 $0.17 $0.42
Joe Kircher	1,000,000	May 17, 2004	$0.30	May 17, 2009	$0.30

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Foster Wilson	250,000 250,000 250,000 100,000 650,000	December 22, 2000 March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003	$0.15 $0.10 $0.17 $0.31 $0.42	December 22, 2005 March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008	$0.15 $0.10 $0.17 $0.31 $0.42
Total	15,160,000
Notes
[1]	Mr. Netolitzky was appointed to the Board of Directors of the Corporation on June 11, 2004.
[2]
Mr. Telfer did not stand for re-election to the Board of Directors at the Corporation’s Annual General Meeting held on June 11, 2004, however, he agreed to become the first member of the Corporation’s advisory committee acting in the capacity as an Advisor to the Board of Directors.

[3]
Mr. Kircher became an employee and officer of the Corporation on April 30, 2004. On May 17, 2004 Mr. Kircher was issued 1,000,000 options with an exercise price of $0.30 per share with an expiry date of May 17, 2009.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Corporation entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and as amended April 1, 2004 pursuant to which the Corporation agreed to pay Mr. Kirwin a base annual salary of US$165,000, benefits and bonus, and to pay Mr. Bonifacio a base annual salary of US$150,000 benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years salary and benefits.

Compensation of Directors

Effective April 1, 2004, independent directors are paid US$15,000 per annum with a further US$2,000 per meeting attended. Additionally and subject to regulatory approval, the independent members of the board will receive the equivalent of US$15,000 in Common Shares of the Corporation with the resulting number of shares to be determined on the basis of the weighted average closing price of the Corporation’s shares in each previous calendar year as quoted on the TSX Venture Exchange.

On the basis of the transaction as disclosed under Item 8 (b) Significant changes directors fees will be reviewed by the new board of directors and a determination will be made.

Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers as follows:

	Monthly (US$)	Yearly (US$)
Officers
Brian Kirwin	13,750	165,000
Giulio Bonifacio	12,500	150,000
Foster Wilson	8,500	102,000
Joe Kircher	12,000	144,000
Directors
Robert McKnight [1]	n/a	21,000
Ronald Netolitzky [1]	n/a	14,500

Note
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

ITEM 6.D                EMPLOYEES

The Corporation has seven employees of which four are senior executive officers as follows:

Brian Kirwin, President and CEO
Giulio Bonifacio, Executive Vice President and CFO
Joe Kircher, Vice President and COO
Foster Wilson, Vice President, Corporate Development.

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

ITEM 6.E                SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and Named Executive Officers of Bonanza as at December 31, 2004.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of Bonanza beneficially owned or directly/indirectly controlled [1][2][3]	Percentage of Issued Share Capital
Brian Kirwin, Reno, Nevada President, CEO & Director	Common Shares: 6,512,477 Options: 5,635,000 Warrants: 666,667[4]	3.46%
Giulio Bonifacio, Vancouver, B.C. Executive VP, CFO & Director	Common Shares: 3,613,003 Options: 4,975,000 Warrants: 933,333[4]	1.92%
Robert McKnight, North Vancouver, B.C. Director	Common Shares: Nil Options: 350,000 Warrants: Nil	0%
Ronald Netolitzky, Victoria, B.C. Director	Common Shares: Nil Options: Nil Warrants: Nil	0%
Foster Wilson, Reno, Nevada VP Corporate Development	Common Shares: 220,250 Options: 1,500,000 Warrants: Nil	0.1%
Joe Kircher, Reno, Nevada [5] VP Operations	Common Shares: 85,000 Options: 1,000,000 Warrants: Nil	0%

[1]	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 31, 2004, based upon information furnished by the respective shareholders.
[2]
Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors, officer and employees of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[3]	No stock options have been exercised subsequent to December 31, 2004.
[4]	Warrant to purchase shares at $0.17 prior to 4:30 p.m. on October 18, 2005. These warrants do not carry any voting rights.

[5]	Mr. Kircher became an employee and officer of the Corporation on April 30, 2004. On May 17, 2004 Mr. Kircher was issued 1,000,000 options at $0.30 with an expiry date of May 17, 2009.

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
13,750 79,500 6,500 Nil Nil
Giulio T. Bonifacio	Nil	Nil	300,000 Common Shares at $0.15 per
share expiring December 22, 2005
700,000 Common Shares at $0.10 per
share expiring March 4, 2007
1,350,000 Common Shares at $0.17 per
share expiring December 6, 2007
450,000 Common Shares at $0.31 per
share expiring February 24, 2008
2,175,000 Common Shares at $0.42 per
share expiring October 27, 2008
7,500 52,500 6,750 Nil Nil
Robert McKnight	Nil	Nil	250,000 Common Shares at $0.29 per share expiring May 9, 2008 100,000 Common Shares at $0.42 per share expiring October 27, 2008	Nil Nil
Ronald Netolitzky[2]	Nil	Nil	Nil	Nil
Joe Kircher[3]	Nil	Nil	1,000,000 Common Shares at $0.30 per share expiring May 17, 2009	Nil

Foster Wilson	Nil	Nil	250,000 Common Shares at $ 0.15 per
share expiring December 22, 2005
250,000  Common Shares at  $ 0.10  per
share expiring March 4, 2007
250,000  Common Shares at  $ 0.17  per
share expiring December 6, 2007
100,000  Common Shares at  $ 0.31  per
share expiring February 24, 2008
650,000  Common Shares at  $ 0.42  per
share expiring October 27, 2008	6,250 18,750 1,250 Nil Nil
Note:
[1]
Based on the closing price on December 31, 2004 of $0.175 per share. The value is the product of the number of Common Shares optioned multiplied by the difference between the closing market price on December 31, 2003 and the exercise price.

[2]	Mr. Netolitzky was appointed to the Board of Directors of the Corporation on June 11, 2004.
[3]	Mr. Kircher became an employee and officer of the Corporation on April 30, 2004. On May 17, 2004 Joe Kircher was issued 1,000,000 options at $0.30 with an expiry date of May 17, 2009.

No options were exercised by Directors or Named Executive Officers during the most recently completed financial year.

ITEM 7                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A                MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties which to the knowledge of management owned five percent (5%) or more of the outstanding common shares of Bonanza as at December 31, 2004.

Name, Municipality of Residence and Position with Corporation	Number of Common Shares of Bonanza beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Goldcorp Inc. Toronto, ON	Common Shares: 17,345,454	9.2%

Upon closing of the Plan of Arrangement, Goldcorp. Inc. owned 4,336,364 Common Shares or 5.74% of the Corporation. This share position reflects the effect of the share exchange resulting from the Arrangement.

As at May 31, 2005, the Corporation had 1,036 registered shareholders in the United States, holding a total of 6,447,430 common shares representing_8.7% of the total issued and outstanding shares of the Corporation. The total number of issued and outstanding shares of the Corporation as at May 31, 2005 was 74,330,926.

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

ITEM 7.B                RELATED PARTY TRANSACTIONS

During 2002, Bonanza settled approximately $320,968 in loans from officers and directors by way of the issuance of shares and approximately $26,712 of debt was forgiven by the directors and officers. During 2003, the remaining balance of $6,000 was paid out.

Mr. Brian Kirwin participated in Bonanza’s private placement in October 2002. Mr. Kirwin purchased 666,667 shares at $0.15 for a total of $100,000 and received 666,667 warrants exercisable at $0.17 with an expiry date of October 18, 2005, which was extended from October 18, 2004.

Mr. Giulio Bonifacio participated in Bonanza’s private placement in October 2002. Mr. Bonifacio purchased 933,333 shares at $0.15 for a total of $140,000 and received 933,333 warrants exercisable at $0.17 with an expiry date of October 18, 2005, which was extended from October 18, 2004.

Except as disclosed above, during the previous three fiscal years, no insider of Bonanza, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect Bonanza. Bonanza has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

ITEM 7.C                INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8                FINANCIAL INFORMATION

ITEM 8.A                CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Form 20-F includes comparative financial statements covering the last three financial years of Bonanza. The financial statements are reported in Item 17.

There are no legal or arbitration proceedings which may have a significant effect on the Corporation’s financial position or profitability.

The Corporation does not pay dividends.

During the year ended December 31, 2004, Bonanza received $4,293,127 from the exercise of certain share purchase warrants. These warrants were exercised at prices ranging from $0.13 to $0.35 per Common Share.

ITEM 8.B                SIGNIFICANT CHANGES

Plan of Arrangement

Subsequent to the year ended December 31, 2004, pursuant to an arrangement agreement (the Arrangement Agreement”) among the Corporation or New Bonanza, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd. (“FairstarSub”) dated December 21, 2004 and amended February 21, 2005 Bonanza and Taurus agreed to combine together as subsidiaries of New Bonanza and to thereupon have New Bonanza acquire Fairstar’s shares in FairstarSub, which holds Fairstar’s 38% interest in the Fenelon Project and the Casa Berardi Claims located in Quebec in exchange for shares of New Bonanza. The Plan of Arrangement was approved and closed on March 30, 2005.

THE ARRANGEMENT AGREEMENT
The following is a summary of the terms and conditions of the Arrangement Agreement. The full text of the Arrangement Agreement, including the Plan of Arrangement, was filed on EDGAR at www.sec.gov by both Bonanza and Taurus as a material document. The full text of the Arrangement Agreement is incorporated herein by reference.

Exchange Ratio
Under the Arrangement, each Bonanza Shareholder received one New Bonanza Share for each four Bonanza Shares held, and each Taurus Shareholder received one New Bonanza Share for each five Taurus Shares held.

Treatment of Warrants and Options of Bonanza and Taurus
Under the Arrangement Agreement and the Plan of Arrangement provided that each four Bonanza Options or Bonanza Warrants were exchanged for one New Bonanza Option or New Bonanza Warrant, as the case may be. The exercise consideration for such New Bonanza Options and New Bonanza Warrants is equal to four times the exercise consideration payable for the exercise of the corresponding Bonanza Options and Bonanza Warrants. Each New Bonanza Option and New Bonanza Warrant entitles the holder to receive, upon exercise, one New Bonanza Share.

Under the Arrangement Agreement and the Plan of Arrangement, each five Taurus Options or Taurus Warrants were exchanged for one New Bonanza Option or New Bonanza Warrant, as the case may be. The exercise consideration for such New Bonanza Options and New Bonanza Warrants is equal to five times the exercise consideration payable for the exercise of the corresponding Taurus Options and Taurus Warrants. Each New Bonanza Option and New Bonanza Warrant entitles the holder to receive, upon exercise, one New Bonanza Share.

Based on the number of Bonanza Options, Bonanza Warrants, Taurus Options and Taurus Warrants outstanding on completion of the Arrangement, holders of options and warrants of Bonanza and Taurus are entitled to purchase New Bonanza Shares as further described in the tables below. The expiry dates for the New Bonanza Options and New Bonanza Warrants are the same as that of the Bonanza Options, Bonanza Warrants, Taurus Options and Taurus Warrants, as the case may be.

Bonanza Options and Bonanza Warrants

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement

					Effective
					Exercise
	Number of			Exercise Price	Price per	Number of New
	Bonanza Shares	Exercise		per 0.25 of a	New	Bonanza Shares
Type of	Issuable upon	Price per	Expiry	New Bonanza	Bonanza	Issuable upon
Security	Exercise	Share	Date	Share	Share	Exercise

Options	1,600,000	$0.15	Dec. 22/05	$0.15	$0.60	400,000

Options	2,210,000	$0.10	Mar. 4/07	$0.10	$0.40	552,500

Options	3,500,000	$0.17	Dec. 6/07	$0.17	$0.68	875,000

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement
					Effective
					Exercise
	Number of			Exercise Price	Price per	Number of New
	Bonanza Shares	Exercise		per 0.25 of a	New	Bonanza Shares
Type of	Issuable upon	Price per	Expiry	New Bonanza	Bonanza	Issuable upon
Security	Exercise	Share	Date	Share	Share	Exercise
Options	1,250,000	$0.31	Feb. 24/08	$0.31	$1.24	312,500
Options	250,000	$0.29	May 9/08	$0.29	$1.16	62,500
Options	6,350,000	$0.42	Oct. 27/08	$0.42	$1.68	1,587,500
Options	1,350,000	$0.30	May 9/09	$0.30	$1.20	337,500
Warrants	6,393,333	$0.17	Oct. 18/05	$0.17	$0.68	1,598,333
Warrants	3,828,867	$0.35	Oct. 23/05	0.35	$1.40	957,216
Warrants	20,199,464	$0.35	Oct. 23/06	$0.35	$1.40	5,049,866
TOTAL	46,931,664					11,732,915

Taurus Options and Taurus Warrants

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement
					Effective
					Exercise
	Number of			Exercise Price	Price per	Number of New
	Taurus Shares	Exercise		per 0.20 of a	New	Bonanza Shares
Type of	Issuable upon	Price per	Expiry	New Bonanza	Bonanza	Issuable upon
Security	Exercise	Share	Date	Share	Share	Exercise
Options	200,000	$0.22	Apr. 30/08	$0.22	$1.10	40,000
Options	250,000	$0.10	Sep. 26/10	$0.10	$0.50	50,000
Options	250,000	$0.10	Sep. 10/11	$0.10	$0.50	50,000
Options	150,000	$0.12	June 12/05	$0.12	$0.60	30,000
Options	100,000	$0.12	June 24/12	$0.12	$0.60	20,000
Options	3,000,000	$0.30	Jan. 8/09	$0.30	$1.50	600,000
Options	1,000,000	$0.23	Oct. 25/09	$0.23	$1.15	200,000
Agent’s	2,299,050	$0.24	June 30/05	$0.24	$1.20	459,810
Option
Agent’s	175,725	$0.24	July 15/05	$0.24	$1.20	35,145
Option
Warrants	12,641,901	$0.30	Dec. 31/05	$0.30	$1.50	2,528,380
Warrants	3,000,000	$0.30	Dec. 1/05	$0.30	$1.50	600,000
Warrants	2,191,750	$0.30	June 30/05	$0.30	$1.50(1)	438,350
Warrants	273,250	$0.30	July 15/05	$0.30	$1.50(2)	54,650
TOTAL	25,531,676					5,106,335

Notes:
(1)	Or at $2.00 from July 1, 2005 to June 30, 2006.
(2)	Or at $2.00 from July 16, 2005 to July 15, 2006.

STOCK EXCHANGE LISTINGS

New Bonanza Shares commenced trading on the Toronto Stock Exchange on March 31, 2005 .

INFORMATION CONCERNING NEW BONANZA
FOLLOWING COMPLETION OF THE ARRANGEMENT

General

On completion of the Arrangement on March 30,2005, New Bonanza now carries on the businesses of Bonanza and Taurus with several mineral exploration projects in Canada and the United States. The Arrangement resulted in the consolidation of Taurus’ 62% interest in the Fenelon Project with Fairstar’s 38% interest, as well as certain other Casa Berardi Claims held by Fairstar. As a result of the Arrangement the litigation between Taurus and Fairstar relating to the Fenelon Project was set aside, enabling New Bonanza to proceed with the further exploration and development of that project. Fairstar’s interest in the Fenelon Project and the Casa Berardi Claims were transferred to FairstarSub by Fairstar prior to the Effective Date. The property, liabilities and obligations of Bonanza, Taurus and Fairstar effectively become the property, liabilities and obligations of New Bonanza. New Bonanza’s head office is at Suite 305 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. Its registered offices are at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Intercorporate Relationships

Bonanza, Taurus and FairstarSub became wholly-owned subsidiaries of New Bonanza. The following diagram sets out the corporate structure of New Bonanza and its active subsidiaries:

(1)
Bonanza Exploration Inc. holds the Corporation’s principal property, the Copperstone Gold Project in Arizona, as well as the Corporation’s exploration properties, the Gold Bar Project, Nevada ,the Pamlico Project, Nevada, , and other exploration properties located in Arizona and Nevada.

(2)
Taurus’ principal properties are the Fenelon Project in Quebec and the Taurus Property in British Columbia. In addition, Taurus holds the Martiniere Property and Northway-Noyon Gold Project in Quebec and the Northshore Property in Ontario.

General Development of the Business
New Bonanza is an exploration stage mining company engaged in the identification, acquisition, exploration and, if warranted, development of mineral properties, and continues the combined businesses of Bonanza, Taurus and FairstarSub.

Business Objectives
New Bonanza’s business objectives are to conduct further development drilling and exploration on each of the (i) Copperstone Gold Project; (ii) the Fenelon Gold Project; and (iii) Taurus Gold Project, with a view to completing a preliminary feasibility study on one or all of these projects within the next three years.

Description of New Bonanza Common Shares and Preferred Shares
On completion of the Arrangement, New Bonanza has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which approximately 74,330,926 (91,170,175 fully diluted) common shares (including New Bonanza Shares issuable to Fairstar) and no Class A preferred shares were issued and outstanding. See “Pro Forma Consolidated Capitalization” and “Fully Diluted Share Capital”. The rights pertaining to the New Bonanza Shares are governed by the Articles of New Bonanza and the provisions of the BCA. All New Bonanza common shares rank equally with respect to voting rights and liquidation preferences and have no par or stated value. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of New Bonanza, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

Description of New Bonanza Warrants
The following description of the New Bonanza Warrants is a summary only and is subject to the more detailed provisions contained in the form of certificates representing the New Bonanza Warrants. The New Bonanza Warrants entitle holders to purchase the number of shares at the prices set out in the tables under the heading “The Arrangement - Treatment of Warrants and Options of Bonanza and Taurus”. The Warrants contain, among other terms and conditions, provisions for the appropriate adjustment in the class, number and price of the shares to be acquired on exercise upon the occurrence of certain capital events, including any subdivision, consolidation or reclassification of the common shares of New Bonanza, payments of stock dividends or other distributions, or the amalgamation, merger or other reorganization of New Bonanza. None of the New Bonanza Warrants are listed on any stock exchange or stock market.

Pro Forma Consolidated Capitalization
The following table sets forth the pro forma capitalization of New Bonanza on March 30, 2005:

		Bonanza Amount	Taurus Amount	Pro Forma New
		Outstanding on	Outstanding on	Bonanza Amount
	Amount	September 30,	September 30,	Outstanding on the
Capital	Authorized	2004	2004	Effective Date (2)
Shareholders’	Unlimited	$27,582,914	$13,345,940	$54,289,048
Equity		188,284,350 shares	103,799,192 shares	74,330,926(1)
Long Term Debt		$Nil	$1,261,600	$1,261,600(3)

(1)	Includes 6,500,000 New Bonanza Shares to be issued to Fairstar for the acquisition of FairstarSub.

(2)	See “The Arrangement Agreement – Treatment of Warrants and Options of Bonanza and Taurus” for a list of New Bonanza Options and Warrants to be outstanding upon completion of the Arrangement.

(3)
During 2002, Taurus entered into a loan facility with Stonegate Management Limited (“Stonegate”), a private corporation, for the provision of US$1.0 million as debt financing, which was used to finance the Fenelon Project accruing interest at 15% per annum and including a royalty of 6% of Taurus’ share of the net profits from the Fenelon Project.

Subsequent to closing of the Arrangement the Corporation negotiated a restructuring of the loan facility whereby US$400,000 of principal and US$231,813 in outstanding interest on the loan was repaid through the issue of 1,224,551 common shares at a deemed price of $0.65 per common share. The Corporation has the right to repay the balance of the loan at any time, and must repay the loan upon the earlier of its next financing or December 1, 2005. As additional consideration, the Corporation agreed to extend the expiry of warrants to purchase 600,000 common shares of the Corporation at $1.50 per share held by Stonegate to December 1, 2007.

Fully Diluted Share Capital
The following table sets forth the fully diluted share capital of New Bonanza as at March 30, 2005:

	Number of New
Reason for Issue	Bonanza Shares	Percentage of Total
Exchange for Bonanza Shares	47,071,087	51%
Exchange for Taurus Shares	20,759,838	23%
Acquisition of FairstarSub	6,500,000	7%
Upon exercise of New Bonanza Options and New	11,732,915	13%
Bonanza Warrants issued to holders of Bonanza
Options and Bonanza Warrants
Upon exercise of New Bonanza Options and New	5,106,335	6%
Bonanza Warrants issued to holders of Taurus
Options and Taurus Warrants
TOTAL	91,170,175	100%

Directors and Officers
The following table and the notes thereto state the names, municipality of residence, and offices held with New Bonanza and principal occupations of the directors and officers of New Bonanza and the number of securities of New Bonanza beneficially owned, directly or indirectly, by each of them, on the Effective Date.

Voting
				Voting	Securities to
				Securities	be Held or
				Held/	Controlled in
				Controlled in	New Bonanza
Name and	Position held with	Position to be	Principal Occupation and	Bonanza/	on the
Municipality of	Bonanza/Taurus/	held with New	Positions During Last Five	Taurus at	Effective
Residence	Fairstar	Bonanza	Years	Record Date	Date

Brian Kirwin	President and	President and	President and Chief	6,512,477	1,628,119(1)
Reno, Nevada	Chief Executive	Chief	Executive Officer of	Bonanza	New
	Officer of	Executive	Bonanza since December,	Shares	Bonanza
	Bonanza	Officer	2000; President of Bonanza	(3.5%)	Shares
			Gold Inc. June 2000 to		(2.2%)
December 2000; Vice-
President, Exploration of
Vengold, May 1996 to
June 2000

Voting
				Voting	Securities to
				Securities	be Held or
				Held/	Controlled in
				Controlled in	New Bonanza
Name and	Position held with	Position to be	Principal Occupation and	Bonanza/	on the
Municipality of	Bonanza/Taurus/	held with New	Positions During Last Five	Taurus at	Effective
Residence	Fairstar	Bonanza	Years	Record Date	Date

Giulio T.	Executive Vice	Executive	Executive Vice President	3,613,003	903,250(2)
Bonifacio	President, Chief	Vice	and Chief Financial Officer	Bonanza	New
Vancouver,	Financial Officer	President,	of Bonanza since July	Shares	Bonanza
British	and Director of	Chief	2001; Vice President,	(1.9%)	Shares
Columbia	Bonanza	Financial	Finance and Secretary of		(1.2%)
		Officer and	itemus inc. from February
		Director	2000 to June 2001; Vice
President, Finance,
Treasurer and Secretary of
Vengold Inc., from 1994
until February 2000

Robert T.	Director of	Director	Vice President, Corporate	Nil	Nil (3)
McKnight	Bonanza		Development & Chief
North			Financial Officer of
Vancouver,			Expatriate Resources Ltd.
British			and StrataGold Corporation
Columbia			since February 2004;
Manager, Financial
Services, AMEC Americas
Ltd, September 2003 to
January 2004; President,
Finisterre Holdings Inc., a
private company, 1996 to
Present

Ronald K.	Director of	Director	Chairman, Viceroy	Nil	Nil
Netolitzky	Bonanza		Exploration Ltd. since
Victoria,			April 2003; past President
British			of Bonanza March 2003 to
Columbia			December 2003; Chairman,
Viceroy Resource
Corporation from October
1996 to November 2002;
Chairman of Consolidated
Trillion Resources Ltd.
from January 1999 to
December 2003

Voting
				Voting	Securities to
				Securities	be Held or
				Held/	Controlled in
				Controlled in	New Bonanza
Name and	Position held with	Position to be	Principal Occupation and	Bonanza/	on the
Municipality of	Bonanza/Taurus/	held with New	Positions During Last Five	Taurus at	Effective
Residence	Fairstar	Bonanza	Years	Record Date	Date

Donald Lay	Director of	Director	Principal, One Degree	1,489,000	355,300
Vancouver,	Taurus		Capital Corp., since	Taurus	New
British			December 2000; Manager,	Shares	Bonanza
Columbia			Investor Relations, Forbes	(1.4%)	Shares(4)
			Medi-Tech Inc., January		(<1%)
			1998 to March 2000	230,000
Bonanza
Shares
(<1%)

James F.	Director of	Director	Principal of Global	90,000	18,000
Bagwell	Taurus		Services Group	Taurus	New
Tampa,			specializing in formation	Shares	Bonanza
Florida			and management of	(< 1%)	Shares(5)
			international business trusts		(<1%)
since June 1998

Carl Ravinsky	Director of	Director	Lawyer, Partner of	Nil	Nil
Westmount,	Fairstar		Desjardins Ducharme Stein
Quebec			Monast, Montreal, Quebec
since August 6, 2004 and
prior to that a partner at a
Montreal law firm

(1)	Mr. Kirwin also holds 1,408,750 New Bonanza Options and 166,667 New Bonanza Warrants.
(2)	Mr. Bonifacio also holds 1,243,750 New Bonanza Options and 233,333 New Bonanza Warrants.
(3)	Mr. McKnight also holds 87,500 New Bonanza Options.
(4)	Mr. Lay also holds 100,000 New Bonanza Options and 125,000 New Bonanza Warrants.
(5)	Mr. Bagwell also holds 140,000 New Bonanza Options and no New Bonanza Warrants.

Advisors to the Board of Directors

Ian W. Telfer, Advisory Board Member
Mr. Telfer, West Vancouver, British Columbia, age 58, holds an MBA, is a Chartered Accountant and is presently President and Chief Executive Officer of GoldCorp Inc. since February 2005; Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. from October 2001 to February 2005; Vice Chairman and Chairman of itemus inc. from February 2000 to July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and Founder of TVX Gold. Mr. Telfer is currently Advisor to the Board of Directors of the Corporation.

Robert Blakestad, Advisory Board Member
Mr. Blakestad, Highlands Ranch, Colorado, age 57, holds an MSc in geology and is a registered Professional Geologist. He has over 30 years of world-wide mining exploration and development experience. He was President and Chief Executive Officer of Taurus from April 1998 to November 2004. Blakestad is presently Vice President, Exploration for Apex Silver Mines Limited, Vice President, Exploration of Amax Gold Inc. from January 1996 to April 1998, and he also has held management positions with Homestake Mining Company. Mr. Blakestad is currently Advisor to the Board of Directors to the Corporation.

Directors and Officers

Ronald K. Netolitzky, Director
Mr. Netolitzky, Victoria, British Columbia, age 61, holds a M.Sc. in Geology, is a registered Professional Geologist and has been Chairman, Viceroy Exploration Ltd. since April 2003, past President March 2003 to December 2003; Chairman Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003. Subsequent to December 31, 2003, Mr. Netolitzky was appointed to the Board of Directors on June 11, 2004.

Robert T. McKnight, Director
Mr. McKnight, North Vancouver, British Columbia, age 54, holds an MBA, is a registered Professional Engineer and is Vice-President, Corporate Development & Chief Financial Officer, Yukon Zinc Corporation, Pacifica Resources Ltd. and StrataGold Corporation, Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals. Mr. McKnight is a member of the Corporation’s Audit Committee. Mr. McKnight is also currently a director of Yukon Zinc Corporation, Pacifica Resources and Strata Gold Corporation, all of which are listed on the TSX Venture Exchange.

James Bagwell, Director
Mr. Bagwell, Tampa, Florida, age 58, holds a B.Sc. degree in Economics and has been a director of Taurus since 1996. Mr. Bagwell currently sits on the audit committee of Taurus. Mr. Bagwell has 35 years of experience managing and working with many public and private companies. Mr. Bagwell is a founder and has been principal of Global Service Group, LLC, an asset management company, since June 1998. From August 1980 to May 1998, Mr. Bagwell was Executive Vice President of Diamond Hill Plywood Co. a large privately owned wholesale distribution business located in southeastern United States. In February 2004, Mr. Bagwell founded and still co-manages a large hydroponics farm located in Lithia, Florida. Mr. Bagwell also oversees Jireh International Ministries his own private, not for profit, charitable company that is involved in feeding programs for children throughout the world and a prisoner support program in the central Florida prison system. Mr. Bagwell is a member of the Corporation’s Audit Committee.

Donald Lay, Director
Mr. Lay, Vancouver, British Columbia, age 45, holds a B.Sc. and has been a director of Taurus since 2001. He is a principal of One Degree Capital, a corporate finance boutique that works with emerging public and private companies since 2000. Previously, he was the Manager of Investor Relations with Forbes Medi-Tech from 1998 to 2000, and Managing Director of Portfolio Partners Capital Corp. from 1994 to 1997. He is currently a member of the audit committee of Taurus and is currently a member of the Board of Directors of Contec Innovations Inc. and Medallion Resources Ltd., both of which are listed on the TSX Venture Exchange.

Carl Ravinsky, Director
Mr. Ravinsky, Montreal, Quebec, age 54, is a lawyer with the Quebec law firm of Desjardins, Ducharme, Stein Monast and has been a director of Fairstar since 1993. Mr. Ravinsky has been practicing business law since 1975 and is currently qualified to practice law in Quebec, Ontario and Alberta. Mr. Ravinsky is a member of the Corporation’s Audit Committee.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director
Mr. Kirwin, Reno, Nevada, age 43, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of Bonanza Gold Inc. June 2000 - December 2000, Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996.

Giulio T. Bonifacio, Executive Vice President, Chief Financial Office (“CFO”), Director
Mr. Bonifacio, Vancouver, British Columbia, age 44, is a Certified General Accountant and has been Executive Vice President and Chief Financial Officer of Bonanza since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals. Mr. Bonifacio is also currently a member of the board of directors and audit committee of Earthworks Industries Inc., a company listed on the TSX Venture Exchange.

Joe G. Kircher, Vice President, Chief Operating Officer (“COO”)
Mr. Kircher, Reno, Nevada, age 46, is a Mining Engineer and has been Vice President, Operations since April 2004; General Manager – Mining Division, Washington Group International Inc. in 2003; General Manager, Kinross Gold Corporation from 1999 to 2002; Vice President, Operations, Dakota Mining Corporation from 1996 to 1998. Subsequent to December 31, 2003, Mr. Kircher became an Officer of Bonanza on April 30, 2004.

Foster V. Wilson, Vice President Corporate Development
Mr. Wilson, Reno, Nevada, age 45, is a Professional Geologist and has been Vice President, Corporate Development of Bonanza since May 2003; Consulting geologist 2000-2003; Former member of technical services group at Placer Dome Exploration 1990-1999; Former exploration geologist with Echo Bay Exploration 1985-1990.

Options to Purchase Securities
On March 24, 2005, Bonanza Shareholders and Taurus Shareholders approved a new Stock Option Plan. See “Adoption of Stock Option Plan”.

The following New Bonanza Options are outstanding under the New Bonanza Stock Option Plan.

	Number of	Exercise
	Shares Under	Price Per
Optionee Status	Option	Share	Expiry Date

Executive Officers and	275,000	$0.60	December 22, 2005
Advisors (9 persons)	502,500	$0.40	March 4, 2007
	875,000	$0.68	December 6, 2007
	312,500	$1.24	February 24, 2008
	1,275,000	$1.68	October 27, 2008
	190,000	$1.50	January 8, 2008
	250,000	$1.20	March 31, 2009
	60,000	$1.15	October 25, 2009

	Number of	Exercise
	Shares Under	Price Per
Optionee Status	Option	Share	Expiry Date

	40,000	$1.10	April 30, 2008
Directors (other than	62,500	$1.16	May 9, 2008
executive officers)	312,500	$1.68	October 27, 2008
(5 persons)	40,000	$1.50	January 8, 2009
	87,500	$1.20	March 31, 2009
	60,000	$1.15	October 25, 2009
	50,000	$0.50	September 26, 2010
	50,000	$0.50	September 10, 2011
	125,000	$0.60	December 22, 2005
Employees Consultants,	50,000	$0.40	March 4, 2007
and other persons (other	370,000	$1.50	January 8, 2009
than executive officers)	80,000	$1.15	October 25, 2009
(9 persons)	50,000	$0.60	June 24, 2012

TOTAL OPTIONS	5,117,500

See “The Arrangement Agreement” for details of the conversion of Bonanza and Taurus Warrants and Options to the New Bonanza Options and New Bonanza Warrants outstanding.

There are no assurances that the options will be exercised in whole or in part and so no potential exercise proceeds thereof have been specifically allocated in any way herein.

Stock Option Plan

On March 24, 2005, Bonanza Shareholders and Taurus Shareholders approved the new stock option plan which has been adopted by New Bonanza. See “Adoption of Stock Option Plan”.

Auditors

The auditors of New Bonanza are KPMG LLP, Chartered Accountants.

Registrar and Transfer Agent

The Transfer Agent and Registrar of New Bonanza is Computershare Trust Company of Canada.

Legal Proceedings

New Bonanza and its subsidiaries are not a party to any legal proceedings the outcome of which could have a material adverse effect on New Bonanza, however, there was a claim made December 16, 2004 by Ross-Finlay 2000 Inc. (“Ross-Finlay”) which remains outstanding. Ross-Finlay, the mining contractor for the Fenelon test-mining program conducted in 2004, has filed, before the Superior Court of Quebec in the judicial district of Abitibi, an action for recovery of an account stating that Taurus owes to Ross-Finlay an amount of $401,900. Taurus has disputed Ross Finlay's claim, will defend its position vigorously and has filed a defence and counterclaim for approximately $400,000. The amount claimed by Ross Finlay as been recorded as a contingent liability in accounts payable as at March 31, 2005 on the accounts of the New Bonanza.

ITEM 9                THE OFFERING AND LISTING

ITEM 9.A                OFFER AND LISTING DETAILS

During the year ended December 31, 2004, the Common Shares of Bonanza were listed and posted for trading on the TSX Venture Exchange until March 30, 2005, at which time the Corporation listed and posted for trading on the TSX.. The following table sets forth the annual high and low closing prices, in Canadian dollars, on the TSX Venture Exchange for the last five full financial years:

Fiscal Year ending	High	Low
December 31, 2004	.375	.145
December 31, 2003	0.485	0.22
December 31, 2002	0.26	0.03
December 31, 2001	0.11	0.03
December 31, 2000[1]	0.34	0.10

[1]	The Corporation changed its name to American Bonanza Gold Mining Corp. on October 16, 2000. Subsequent to that date the Corporation traded under the name Asia Minerals Corp.

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, on the TSX Venture Exchange for 2003 to December 31, 2004:

Fiscal 2003	High	Low
First Quarter	0.38	0.22
Second Quarter	0.315	0.23
Third Quarter	0.41	0.265
Fourth Quarter	0.485	0.33

Fiscal 2004	High	Low
First Quarter	0.395	0.24
Second Quarter	0.27	0.155
Third Quarter	0.22	0.14
Fourth Quarter	0.25	0.165

The following table sets forth the high and low prices, in Canadian dollars, of the Common Shares on the TSX Venture Exchange and the Toronto Stock Exchange for the last six months adjusted to reflect the affect of the Plan of Arrangement that closed on March 30, 2005.

2005	High	Low
May	.45	.38
April	.67	.43
March	.63	.56
February	.18	.135
January	.17	.15
December, 2004	.20	.165

The Common Shares are listed and posted for trading on the pink sheets in the United States. The following table sets forth the annual high and low closing prices, in U.S. dollars, on the pink sheets for the last five full financial years:

Fiscal Year ending	High	Low
December 31, 2004	.344	.1099
December 31, 2003	0.35	0.13
December 31, 2002	0.17	0.0281
December 31, 2001	0.1458	0.01
December 31, 2000[1]	0.19	0.05

[1]	The Corporation changed its name to American Bonanza Gold Mining Corp. on October 16, 2000.Subsequent to that date the Corporation traded under the name Asia Minerals Corp.

The following table sets forth the high and low prices for each full financial quarter, in U.S. dollars, on the pink sheets for 2003 to December 31, 2004:

Fiscal 2003	High	Low
First Quarter	0.26	0.13
Second Quarter	0.28	0.155
Third Quarter	0.28	0.18
Fourth Quarter	0.35	0.21

Fiscal 2004	High	Low
First Quarter	0.344	0.17
Second Quarter	0.20	0.115
Third Quarter	0.146	0.1099
Fourth Quarter	.20	.125

The following table sets forth the high and low prices, in U.S. dollars, of the Common Shares on the pink sheets for the last six months adjusted to reflect the affect of the Plan of Arrangement that closed on March 30, 2005.

2005	High	Low
May	.368	.31
April	.555	.35
March	.50	.47
February	.145	.12
January	.135	.113
December, 2004	.1725	.125

ITEM 9.B                PLAN OF DISTRIBUTION

Not Applicable.

ITEM 9.C                MARKETS

Pursuant to the Plan of Arrangement described in detail under item 8.B, “Significant Changes”, New Bonanza’s Common Shares were listed for trading on the Toronto Stock Exchange effective March 31, 2005 and the Corporation is currently seeking a listing on the OTCBB

Bonanza’s Common Shares were listed for trading on the TSX Venture Exchange in Canada and the pink sheets in the United States. Bonanza was initially listed for trading on the predecessor stock exchange to the TSX Venture Exchange on August 25, 1993.

ITEM 10                ADDITIONAL INFORMATION

ITEM 10.B                MEMORANDUM AND ARTICLES OF ASSOCIATION

Bonanza was incorporated under the Business Corporations Act (Alberta) on November 17, 1980 as “Oakwood Energy Ltd.” and changed its name to American Ore Ltd. on December 12, 1986, to American Exploration Corp. on August 17, 1992, to Asia Minerals Corp. on April 20, 1994, to American Bonanza Gold Mining Corp. on October 16, 2000 and American Bonanza Gold Corp. on March 30, 2005 after completing the Plan of Arrangement. Bonanza was continued into British Columbia under the Company Act (British Columbia), Canada on July 19, 1994. The Company Act (British Columbia) has now been replaced by the Business Corporations Act (British Columbia). The resulting company New Bonanza was incorporated in British Columbia on December 10, 2004 under the Business Corporations Act.

New Bonanza’s registered and records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6C 4N7 with it’s corporate head office at 305 – 675 West Hastings Street, Vancouver, BC, V6B 1N2 and its exploration offices located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

The authorized capital of the Bonanza consists of 500,000,000 shares without par value, divided into 400,000,000 Class “A” Common Shares (“Common Shares”), and 100,000,000 Class “B” Preferred Shares. There were 167,408,734 Common Shares issued and outstanding as fully paid and non-assessable as of December 31, 2003.

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

ITEM 10.C                MATERIAL CONTRACTS

The Corporation entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and as amended April 1, 2004 pursuant to which the Corporation agreed to pay Mr. Kirwin a base salary of US$130,000 as increased to US$165,000 as of April 1, 2004, benefits and bonus, and to pay Mr. Bonifacio a base salary of US$120,000 as increased to US$150,000 as of April 1, 2004, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio liquidated damages in an amount equal to three years’ salary and benefits. Copies of these employment agreements were previously filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003 as Exhibits 4.1 and 4.2.

Bonanza entered into a Letter of Agreement between International Taurus Resources Inc. and Fairstar Explorations Inc. on November 22, 2004 which was previously filed with Bonanza’s 2003 Form 20-F.

Bonanza entered into an Arrangement Agreement between International Taurus Resources Inc., Fairstar Explorations Inc., 0710882 B.C. Ltd. and 0710887 B.C. Ltd. on December 22, 2004 which was previously filed with Bonanza’s 2003 Form 20-F (see 8.B Significant Changes).

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

An investment in the Common Shares of the Corporation by a WTO investor, or by a non-Canadian when the Corporation was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 exceeds CDN$237 million. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Corporation. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

Material United States Federal Income Tax Consequences
The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 –Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The followin discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.

Accordingly, holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders
As used herein, a "U.S. Holder" is a holder of common shares of the Corporation who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Corporation
U.S. Holders, who do not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit
A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.

Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Corporation
A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Corporation. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders
In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Corporation. These Foreign Investment Company rates were repeated effective December 31, 2004.

Passive Foreign Investment Company
A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation under one of three alternative tax methods at the election of each such U.S. Holder.

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

Each U. S. Holder who holds stock in a PFIC must determine under which of the alternative tax methods the U.S. Holder wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible "personal interest."

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

Certain special, generally adverse, rules will apply with respect to the common shares while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

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

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status
If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation, the Corporation would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Corporation and the Corporation's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Corporation by such a 10% U.S. Holder of Corporation at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Corporation may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions
Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Corporation were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Corporation as if those shares had been sold.

ITEM 10.H                DOCUMENTS ON DISPLAY

All material contracts may be inspected at the Corporation’s corporate head office at 305 – 675 West Hastings Street, Vancouver, British Columbia, during normal business hours.

ITEM 10.I                SUBSIDIARY INFORMATION

As of December 31, 2004, the only active subsidiaries of Bonanza were Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation), both wholly owned. Bonanza Gold and Bonanza’s registered and records office address at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6C 4N7. Bonanza Explorations has a registered address at 6100 Neil Road, Suite 500, Reno, Nevada 89511.

Please see item 8.B Significant Changes for up-to-date subsidiary information.

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

There were no changes during the period covered by this annual report in the Corporation's internal controls over financial reporting or in other factors that could significantly affect these controls identified during the evaluation referred to above that has materially affected, or is reasonably likely to materially affect the Corporation’s internal control over financial reporting.

ITEM 16A              AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Mr. Robert McKnight fulfills the role of a Financial Expert on the Corporation’s audit committee. Mr. McKnight is “independent” under the American Stock Exchange as the term is defined under the applicable rules of the American Stock Exchange. Mr. McKnight has a Master in Business Administration and has experience in financial, accounting and taxation matters. Mr. McKnight is the Chief Financial Officer for Yukon Zinc Corporation and Pacifica Resources Ltd. both publicly traded companies on the TSX Venture Exchange. The other members of the audit committee have significant financial experience within the mining

ITEM 16B              CODE OF ETHICS

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

The code of ethics is filed as an exhibit in connection with this Form 20-F. The Corporation will provide copies of the code of ethics to any person, upon written request to the secretary of the Corporation at its address at 305 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2.

ITEM 16C              PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ending December 31, 2004(1)	Year ending December 31, 2003(2) (Cdn$)
Audit Fees	131,450	17,450
Audit-related fee	Nil	Nil
Tax services – Canadian	Nil	2,000
Tax services – US	Nil	2,000
All other fees		Nil
Total fees billed	131,450	21,450

(1) The Corporation’s auditors for the fiscal year ending December 31, 2004 was KPMG LLP, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by KPMG LLP. under each of the categories indicated in the table is described below.

(2) The Corporation’s auditors for the fiscal year ending December 31, 2004 was Tony M. Ricci, Inc. Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Tony M. Ricci, Inc. under each of the categories indicated in the table is described below.

Audit Fees
Audit fees were for professional services rendered by Tony M. Ricci, Inc. and KPMG LLP, for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

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

ITEM 16D              EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E              PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

“Neither we, nor any "affiliated purchaser" of our Corporation, purchased any of our securities during 2004.”

PART III

ITEM 17                FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Mining Corp. are attached and incorporated herein:

Description of Financial Statements

Consolidated Balance Sheets for the fiscal years ended December 31, 2004 and 2003
Statements of Operations and Deficit and Statements of Cash Flows, all for the fiscal years ended December 31, 2004, 2003, and 2002
Notes to Consolidated Financial Statements

ITEM 18                FINANCIAL STATEMENTS

See Item 17

ITEM 19                EXHIBITS

Exhibit	Description
Number

1.0	Articles of the Corporation - American Bonanza Gold Corp.

2.0	Stock Option Plan dated March 24, 2005 – voted on at the EGM re: Merger. Incorporated by reference – filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003.

4.1	Employment Agreement for Brian Kirwin. Incorporated by reference – filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003.

4.2	Employment Agreement for Giulio Bonifacio. Incorporated by reference – filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003.

4.3
Letter of Agreement between Bonanza, International Taurus Resources Inc. and Fairstar  Explorations Inc. dated November 22, 2004. Incorporated by reference – filed on  EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December  31, 2003.

4.4
Arrangement Agreement between Bonanza, International Taurus Resources Inc., Fairstar  Explorations Inc., 0710882 B.C. Ltd. and 0710887 B.C. Ltd. dated December 22, 2004.  Incorporated by reference – filed on EDGAR (www.sec.gov) with the Corporation’s  Form 20-F for the year ended December 31, 2003.

11.0	Code of Ethics. Incorporated by reference – filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003.

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13.1	Section 906 Certification by Chief Executive Officer

13.2	Section 906 Certification by Chief Financial Officer

15.1	Corporate Governance Guidelines. Incorporated by reference – filed on EDGAR (www.sec.gov) with the Corporation’s Form 20-F for the year ended December 31, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive Officer & Director

Date:	June 30, 2005

AMERICAN BONANZA GOLD MINING CORP.
(An Exploration Stage Company)

Consolidated Financial Statements
December 31, 2004, 2003 and 2002

Together with Auditor’s Report

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors
American Bonanza Gold Mining Corp.

We have audited the accompanying consolidated balance sheet of American Bonanza Gold Mining Corp. as of December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bonanza Gold Mining Corp. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As discussed in note 2(a) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2004.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such measurement differences is presented in note 11 to the consolidated financial statements.

The comparative figures as at December 31, 2003 and for the two years then ended were reported on by another firm of chartered accountants.

Chartered Accountants

Vancouver, Canada

April 18, 2005

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS (In Canadian Dollars)
December 31	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	9,467,224	13,406,295
Amounts receivable	55,454	103,231
Prepaid expenses	81,629	33,215
Marketable securities (note 4)	10,200	22,500

	9,614,507	13,565,241

MINERAL PROPERTIES (note 5)	18,826,688	11,406,116

DEFERRED BUSINESS ACQUISITION COSTS (note 10)	216,958	-

OFFICE EQUIPMENT, net	30,510	35,032

	28,688,663	25,006,389

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	863,867	475,557

FUTURE INCOME TAXES (note 9)	328,654	328,654

	1,192,521	804,211

SHAREHOLDERS' EQUITY
Share capital (note 7)	42,501,881	38,208,754
Contributed surplus (notes 2 and 7)	3,328,077	232,542
Cumulative currency translation adjustment	43,031	43,031
Deficit	(18,376,847)	(14,282,149)

	27,496,142	24,202,178

	28,688,663	25,006,389

SUBSEQUENT EVENTS (note 10)

CONTINGENT LIABILITY (note 5(a))

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (In Canadian Dollars)
For the years ended December 31	2004	2003	2002

	$	$	$

EXPENSES (INCOME)
General and administrative (note 8)	993,938	403,222	195,444
Exploration	343,056	304,212	236,104
Business development	108,455	93,100	54,265
Amortization	12,697	11,931	11,863
Foreign exchange	55,112	(56,152)	(12,622)
Write-down of marketable securities	12,300	1,500	-
Interest income and other	(305,827)	(152,599)	-

	1,219,731	605,214	485,054

LOSS FOR THE YEAR	(1,219,731)	(605,214)	(485,054)

DEFICIT, beginning of year	(14,282,149)	(13,676,935)	(13,191,881)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (notes 2 and 7)	(2,874,967)	-	-

DEFICIT, end of year	(18,376,847)	(14,282,149)	(13,676,935)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	182,112,227	123,094,986	76,315,548

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (In Canadian Dollars)
For the years ended December 31	2004	2003	2002

	$	$	$
OPERATING ACTIVITIES
Loss for the year	(1,219,731)	(605,214)	(485,054)
Items not affecting cash
Amortization	12,697	11,931	11,863
Write-down of marketable securities	12,300	1,500	-
Foreign exchange gain on foreign denominated debt	-	(195,337)	-

	(1,194,734)	(787,120)	(473,191)
Changes in non-cash operating accounts
Amounts receivable	47,777	(81,998)	(21,233)
Accounts payable and accrued liabilities	388,310	(227,140)	(6,944)
Prepaid expenses	(48,414)	(33,215)	-

	(807,061)	(1,129,473)	(501,368)
INVESTING ACTIVITIES
Copperstone property	(6,531,368)	(2,030,144)	(273,455)
Acquisition of additional interests in Copperstone property	-	-	(2,469,395)
Other mineral properties	(668,636)	(393,551)	(41,516)
Deferred business acquisition costs	(216,958)	-	-
Proceeds from joint venture partner	-	-	107,500
Office equipment	(8,175)	(10,052)	(634)

	(7,425,137)	(2,433,747)	(2,677,500)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	4,293,127	16,878,772	3,187,491
Long-term debt	-	-	1,742,341
Repayment of long-term debt	-	(1,519,948)	(20,210)
Due to related parties	-	(6,000)	(127,031)

	4,293,127	15,352,824	4,782,591

INCREASE (DECREASE) IN CASH	(3,939,071)	11,789,604	1,603,723

CASH AND CASH EQUIVALENTS, beginning of year	13,406,295	1,616,691	12,968

CASH AND CASH EQUIVALENTS, end of year	9,467,224	13,406,295	1,616,691

SUPPLEMENTARY INFORMATION:
Cash flows include the following elements:
Interest paid	-	36,907	74,236

Income taxes paid	-	-	-

Non-cash financing and investing transactions:
Fair value of marketable securities received for
mineral property option	-	-	24,000
Fair value of consultant options recorded as
deferred exploration costs	220,568	232,542	-
Fair value of common shares issued in exchange
for debt settlement	-	-	400,000

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

1.	NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.	CHANGE IN ACCOUNTING POLICIES

(a)
The Corporation has a stock-based compensation plan, which is described in note 7. Prior to January 1, 2004, the Corporation adopted the standard prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, applying the settlement method of accounting for employees and directors stock options.
Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

During the year ended December 31, 2004, the Corporation granted stock options to consultants as set out in note 7.

(b)
Effective January 1, 2004, the Corporation was required to adopt CICA Handbook Section 3110 – Asset Retirement Obligations. Under this policy, the present value of future retirement obligations is recorded as a liability when that liability is incurred with a corresponding increase in the carrying value of the related assets. The liability for asset retirement obligations is accreted to the amount ultimately payable over the period to the date it is paid. The adoption of this policy did not have any material effect on the consolidated financial statements.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

2.	CHANGE IN ACCOUNTING POLICIES (continued)

(c)
Effective January 1, 2004, the Corporation adopted the new CICA Handbook Section 3063 – Impairment of Long-Lived Assets. These recommendations require the Corporation to determine if any impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is then required, if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which the long-lived assets carrying amount exceeds its fair value. Prior standards required that an impairment loss be measured at the amount by which the long- lived assets carrying amount exceeded its undiscounted cash flows. On adoption, this new standard did not impact the Corporation’s consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the measurement principles of which materially conform with those established in the United States, except as explained in note 11.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Gold Inc. (a Canadian corporation), which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All significant inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property deferral costs.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Deferred business acquisition costs

The Company defers the cost of proposed business acquisitions if such acquisitions are considered more than likely to be completed.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its Canadian subsidiary is also the Canadian dollar.

As the Corporation’s foreign subsidiary has been dependent on funding from its parent, the Corporation, in 2002, redefined the operations of its foreign subsidiary from self-sustaining to integrated. As a result the temporal method of translating the accounts of the foreign subsidiary has been adopted in place of the current rate method.

Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations and deficit.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term to maturity.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Corporation accounts for income taxes under the asset and liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset and a liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are measured using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti- dilutive.

Segmented information

The Corporation conducts its business in a single operating segment being the investment in exploration and development of mineral properties. All mineral properties are located in the United States.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

4.	MARKETABLE SECURITIES

As at December 31, the Corporation held the following marketable securities:

	Number of	December 31,	December 31,
	Shares	2004	2003
		$	$
Northern Canadian Minerals Inc.	60,000	10,200	22,500

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

4.	MARKETABLE SECURITIES (continued)

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 5) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $10,200 at December 31, 2004 and $22,500 at December 31, 2003.

5.	MINERAL PROPERTIES

Project	2004	2003
	$	$

Copperstone (a)	16,064,009	9,312,073
Pamlico (b)	1,732,170	1,595,078
Gold Bar (b)	857,445	477,407
Other (c)	173,064	21,558

	18,826,688	11,406,116

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

5.	MINERAL PROPERTIES (continued) Schedule of mineral property expenditures during 2004:

					Total	Total	Total
	Copperstone	Pamlico	Gold Bar	Other	2004	2003	2002
	$	$	$	$	$	$	$

Balance, beginning of year	9,312,073	1,595,078	477,407	21,558	11,406,116	8,749,879	6,097,013

Additions during the year
Acquisition of an additional 75% interest in
Copperstone	-	-	-	-	-	-	1,637,731
Acquisition of D-Zone JV interest	-	-	-	-	-	-	831,664
Decline, drilling and underground support	4,309,183	-	-	-	4,309,183	1,387,361	212,022
Geological consulting and related	1,007,425	2,889	-	-	1,010,314	354,694	-
Consulting – fair value of options	220,568	-	-	-	220,568	232,542	-
Drilling, net of joint venturer’s costs	-	-	306,809	-	306,809	141,211	20,329
Assaying	540,519	-	-	-	540,519	107,239	-
Geophysics	77,552	-	45,577	-	123,129	-	-
Advance royalty payment	40,740	-	-	-	40,740	40,551	47,106
BLM land payments	87,587	14,453	27,652	-	129,692	94,362	99,280
Property acquisition & related	-	-	-	151,506	151,506	-	-
Property payment	-	119,750	-	-	119,750	197,385	235,530
Computer & related	10,701	-	-	-	10,701	78,618	-
Capitalized interest	-	-	-	-	-	36,907	74,236
Site maintenance & camp
Utilities and power	82,934	-	-	-	82,934	56,527	58,140
Property caretakers	82,111	-	-	-	82,111	43,767	15,331
Equipment & truck rental	203,298	-	-	-	203,298	32,593	-
Telephone	9,735	-	-	-	9,735	11,573	13,143
Maintenance, Supplies, Other	79,583	-	-	-	79,583	34,613	18,804
Debt forgiveness & exchange gain on acquisition
payables	-	-	-	-	-	(193,706)	-
Consideration and cost recoveries received	-	-	-	-	-	-	(610,450)
	6,751,936	137,092	380,038	151,506	7,420,572	2,656,237	2,652,866

Balance, end of year	16,064,009	1,732,170	857,445	173,064	18,826,688	11,406,116	8,749,879

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

5.	MINERAL PROPERTIES (continued)

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

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 6).

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

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

5.	MINERAL PROPERTIES (continued)

(a) Copperstone (continued)

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

(d) A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 6); and,

(e) US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 6).

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2004 and the claims held are in good standing until August 2005.

(b) Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of the Pamlico, Gold Bar, Golden Arrow, Gilbert and Snowstorm properties. During 2001, the Corporation returned the Golden Arrow project to the property vendor and released the Gilbert, Snowstorm and other mineral claims.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

5.	MINERAL PROPERTIES (continued)

(b) Pamlico and Gold Bar (continued)

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2004 and the claims held are in good standing until August 2005.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. Joint venture funding of approximately $540,000 has been received or accrued as at December 31, 2004 (December 31, 2003 - $525,000). On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

(c) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

6.	LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 5), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly.

The Corporation granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share until March 4, 2004 which was exercised in 2004 (note 7).

Under the terms of the agreement with Brascan, the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. In addition, the Corporation agreed to cause all net proceeds of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

	(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

	(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

	(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s public offering completed on June 10, 2002 the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003, the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003. On October 29, 2003, the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms resulting from the Corporation’s private placement and public offering completed on October 23, 2003 (note 7).

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

7.	SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2003 and 2002 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
	Common
Issued – Class A Common	Shares	Amount
		$
Balance, December 31, 2001	64,735,129	17,742,491

Shares issued for:
Public offering	15,384,600	2,000,000
Corporate finance fee on public offering	400,000	-
Private placement	10,166,665	1,525,000
Corporate finance fee on private placement	250,000	-
Warrant exercise	20,000	3,000
Stock option exercise	310,000	40,850
Debt settlement	2,000,000	400,000
Share issue costs	-	(381,359)

Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)

Balance, December 31, 2003	167,408,734	38,208,754

Shares issued for:
Warrant exercise	20,875,616	4,293,127

Balance, December 31, 2004	188,284,350	42,501,881

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

7.	SHARE CAPITAL (continued)

Issued (continued)

On June 10, 2002 the Corporation completed a public offering of 15,384,600 units at a price of $0.13 per unit totaling $2,000,000. Each unit was comprised of one common share and one transferable common share purchase warrant (“warrant”). Each warrant entitled the holder to acquire one additional common share for a period of two years until June 10, 2004 at a price of $0.15 in the first year and $0.17 in the second year. The warrants were listed for trading on the TSX Venture Exchange on June 11, 2002.

Canaccord Capital Corporation (“Canaccord”) as agent for this offering was paid a cash fee of 8.5 percent on the aggregate gross proceeds, non-transferable agent warrants totaling 2,307,690 representing 15 percent of the number of units sold, exercisable under the same terms as the public financing, and a corporate finance fee payable through the issuance of 400,000 units. Each unit was comprised of one common share and one non-transferable warrant exercisable under the same terms as the public financing.

On October 17, 2002 the Corporation completed shares for debt settlement agreements for indebtedness totaling $400,000 by the issuance of 2,000,000 common shares at a deemed price of $0.20 per common share. The Corporation settled approximately $321,000 in loans from officers and directors through this issuance and recorded a gain of approximately $27,000 on debt forgiveness on loans from the officers and directors.

On October 18, 2002 the Corporation completed a private placement of 10,166,665 units at a price of $0.15 per unit totaling $1,525,000. Each unit was comprised of one common share and one non-transferable common share purchase warrant (“warrant”). Each warrant entitled the holder to acquire one additional common share for a period of two years until October 18, 2004 at a price of $0.17. Officers of the corporation participated by acquiring 1,600,000 units.

Canaccord as agent for this offering was paid a cash agent fee of 7 percent on the aggregate gross proceeds of the brokered portion sold by Canaccord, non-transferable agent warrants totaling 766,666, exercisable under the same terms as the private placement, representing 10 percent of the number of units sold by Canaccord and a corporate finance fee payable through the issuance of 250,000 units. Each unit was comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit was comprised of one common share and one half of a non- transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitled the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28. All of these warrants were exercised during 2004.

Canaccord, as agent for this offering, was paid a cash agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit was comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

7.	SHARE CAPITAL (continued)

Issued (continued)

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit was comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

Canaccord as agent for this offering was paid a cash agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit was comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit was comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

Canaccord as agent for this offering was paid a cash agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders on June 11, 2004. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

7.	SHARE CAPITAL (continued)

Options (continued)

As at December 31, 2004, the Corporation has granted stock options to acquire an aggregate of 16,510,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share exercisable at varying times up until May 17, 2009 as follows:

		Weighted
	Number	average
	of options	exercise price

Balance, December 31, 2001	3,040,000	$0.16
Granted	6,970,000	$0.14
Exercised	(310,000)	$0.13
Cancelled	(690,000)	$0.17

Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$0.15

Balance, December 31, 2003	15,160,000	$0.28
Granted	1,550,000	$0.30
Cancelled	(200,000)	$0.30

Balance, December 31, 2004	16,510,000	$0.28

The following table summarizes stock options outstanding and exercisable at December 31, 2004:

Number of
Options	Exercise Price	Expiry Date

1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
1,350,000	$0.30	May 17, 2009

16,510,000

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

7.	SHARE CAPITAL (continued)

Options (continued)

During the year ended December 31, 2004, under the fair value based method, $220,568 (December 31, 2003 - $232,542; 2002 - nil) in compensation expense was recorded for options granted to consultants and charged to the Copperstone gold property. In addition, the effect of retroactively adopting the fair value based method for options granted to directors, officers and employees is to increase the opening deficit and contributed surplus by $2,874,967 as at January 1, 2004 as described in note 2.

The fair value of stock options used to calculate compensation expense has been estimated using the Black- Scholes option pricing model using the following weighted average assumptions:

		December 31,
	2004	2003	2002

Risk free interest rate	2.5%	2.5%	3.0%
Expected dividend yield	0%	0%	0%
Stock price volatility	90%	165%	100%
Expected life of options	3 years	3 years	2 years

The weighted average fair value of options granted to consultants during the year ended December 31, 2004 was $0.14 (2003 - $0.34; 2002 - $0.07).

Contributed Surplus

The effect of retroactively adopting the fair value based method, without restatement, is to increase contributed surplus by $2,874,967 as at January 1, 2004:

2004
$

Balance, December 31, 2002 and 2003	232,542
Adjustment to reflect change in accounting for stock options (note 2)	2,874,967
Stock-based compensation	220,568

Balance, December 31, 2004	3,328,077

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

7.	SHARE CAPITAL (continued)

Contributed Surplus (continued)

During the years ended December 31, 2003 and 2002, no compensation costs were recorded in the statements of operation and deficit for options granted to employees and directors. Had compensation costs been determined for employees and directors awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s loss for the years ended December 31, 2003 and 2002 would have been as follows:

	2003	2002
	$	$

Net loss for the year, as reported	(605,214)	(485,054)
Employee compensation expense related to the fair value of
options	(2,431,000)	(443,967)

Pro forma net loss for the year	(3,036,214)	(929,021)

Pro forma loss per share – basic and diluted	(0.02)	(0.01)

Warrants The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 30,421,664 common shares as follows:

		Weighted
	Number	average
	of warrants	exercise price

Balance, December 31, 2001	6,012,500	$0.30
Granted	30,775,621	$0.16
Exercised	(20,000)	$0.15
Expired	(6,012,500)	$0.30

Balance, December 31, 2002	30,755,621	$0.16
Granted	36,193,700	$0.33
Exercised	(14,316,011)	$0.21

Balance, December 31, 2003	52,633,310	$0.27
Exercised	(20,875,616)	$0.21
Expired	(1,336,030)	$0.17

Balance, December 31, 2004	30,421,664	$0.31

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

7.	SHARE CAPITAL (continued) Warrants (continued)

The following table summarizes warrants outstanding and exercisable at December 31, 2004:

Number of	Exercise
warrants	Price	Expiry Date
6,393,333	$0.17	October 18, 2005
3,828,867	$0.35	October 23, 2005
20,199,464	$0.35	October 23, 2006

30,421,664

The weighted average exercise price of these warrants is $0.31 per share. On October 1, 2004 6,393,333 warrants with an exercise price of $0.17 with an expiry date of October 17, 2004 were extended to October 18, 2005.

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow. The escrow shares were to be released over time, but were also to be released earlier if the Corporation met Tier 1 issuer status on the TSX Venture Exchange. On March 14, 2003, the Corporation met the requirements for a TIER 1 issuer and as a result of the change in classification, all remaining common shares held in escrow were released.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	2004	2003	2002
	$	$	$

Management fees, consulting and salaries	443,700	190,909	180,027
Office and administration	32,215	34,305	8,082
Legal and accounting	102,276	10,968	56,607
Insurance	41,580	45,320	-
Public company expenses	343,100	121,720	39,849
Capital taxes	31,067	-	-
Expense recoveries	-	-	(89,121)

	993,938	403,222	195,444

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

9.	INCOME TAXES

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected income tax recovery at statutory corporate income tax rates relates to the benefit of losses not recognized.

As at December 31, 2004, the Corporation has approximately $4.1 million and $0.9 million of non-capital and capital losses, respectively. The non-capital losses can offset future income for tax purposes which expire between 2005 and 2011. The capital losses are available indefinitely. In addition, the Corporation has approximately $21.8 million of resource pools, which can be deducted against future resource profits.

Significant components of the Corporation's future income tax assets and liabilities are as follows:

	2004	2003
	$	$
Future income tax assets:
Tax loss carry forwards	2,036,000	1,840,000
Book and tax base differences on resource properties	2,604,000	2,800,000
Share Issue costs	318,000	425,000
Book and tax base differences on office equipment	31,000	33,000
	4,989,000	5,098,000

Valuation allowance	(4,989,000)	(5,098,000)

Future income tax assets	-	-

Future tax liabilities:
Mineral properties	(328,654)	(328,654)

Net future income tax liabilities	(328,654)	(328,654)

10.	SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the following events occurred: Plan of Arrangement:

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, its subsidiary American Bonanza Gold Corp. (“New Bonanza”), International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following material transactions were approved and closed on March 30, 2005.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

10.	SUBSEQUENT EVENTS (continued)

	(i)	Part A:

The Corporation, New Bonanza and Taurus combined by way of a plan of arrangement (the “Arrangement”) whereby, first, each common share, option and warrant of the Corporation outstanding at completion of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of New Bonanza and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of New Bonanza. The expiry dates of options and warrants remained unchanged and the exercise prices were increased consistent with the above exchange ratios. Following the above transactions, the former shareholders of the Corporation and Taurus held approximately 69.4% and 30.6% of the common shares of New Bonanza. Accordingly, the Corporation was the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Company and New Bonanza was a common control transaction which is accounted for at the Company’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of New Bonanza will retroactively reflect the results of operations of the Company consolidated with those of Taurus from the date of acquisition. For legal purposes, the Corporation and Taurus became wholly owned subsidiaries of New Bonanza.

	(ii)	Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. New Bonanza acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of New Bonanza and $300,000 cash paid directly to certain creditors of Fairstar. This transaction will be accounted for as an asset acquisition by the Company.

	(iii)	Combined:

After the transactions under Part A and Part B, the former shareholders of the Corporation, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of New Bonanza after the transaction is 74,330,925.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

10.	SUBSEQUENT EVENTS (continued)

	(iii)	Combined (continued):

Each of the transactions under Part (A) and Part (B) above will be accounted for using the purchase method. The cost of the purchase of Taurus and 0710882 B.C. Ltd. is to be allocated to the assets and liabilities of these companies as at March 30, 2005, on the basis of their fair values. The preliminary allocation of the cost to purchase based upon management’s valuation process are as follows:

	Taurus (A)	Fairstar (B)
	$	$

Net assets acquired:
Current assets	1,069,068	-
Mineral properties	21,769,623	7,268,000
Reclamation bonds	22,000	-
	22,860,691	7,268,000

Liabilities assumed:
Current liabilities	(715,708)	-
Non-current liabilities	(1,402,983)	-
Future income tax liabilities	(1,778,000)	(1,508,000)
	(3,896,691)	(1,508,000)

	18,964,000	5,760,000

Consideration given:
Option and warrant consideration	592,000	-
Share consideration	17,438,000	5,460,000
Cash and costs of acquisition	934,000	300,000

Total consideration	18,964,000	5,760,000

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

The Company will undertake tax planning initiatives which will result in the reduction in the Company’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

The estimated fair values of net assets acquired are preliminary and may vary upon the completion of additional valuation procedures.

Incremental costs related to this acquisition incurred prior to December 31, 2004 have been deferred on the consolidated balance sheet included in these consolidated financial statements and totaled $216,958.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

11.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

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

The Financial Accounting Standards Board in the U.S. issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) which is effective for fiscal years beginning after December 15, 1995. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Corporation has elected to continue measuring compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock- based compensation as prescribed by APB Opinion No. 25 and related interpretations. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors approximates, or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors had no effect on its results of operations for US GAAP purposes for any of the periods presented.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

11.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

	(b)	Stock-based compensation (continued)

In accordance with one of the transitional options permitted under amended CICA Handbook Section 3870, during the year ended December 31, 2004 the Corporation adopted and retroactively applied the fair value based method under Canadian GAAP to employee and director stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, under Canadian GAAP was to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004. For US GAAP purposes, no adjustment would be made as the Company continues to follow the intrinsic value method.

Stock-based compensation recognized for Canadian GAAP purposes in 2004 of $220,568 (2003 - $232,542; 2002 - nil) and included in exploration costs have been adjusted for US GAAP purposes under the adjustment for deferred exploration costs in note 11(a).

Under SFAS 123, stock options granted to non-employees for services rendered to the Corporation are required to be accounted for using the fair value method as compensation cost and charged to operations as the services are performed and the options are earned. This method is similar to the Canadian standard adopted as of January 1, 2002 for awards granted on or after January 1, 2002. Since the Corporation’s options vested at the date of grant, compensation costs for US GAAP purposes does not result in a measurement difference for grants made in the years ended December 31, 2004, 2003 and 2002. The stock-based compensation expense in respect of stock options granted to non- employees, under US GAAP, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

	(c)	Escrow shares

With respect to contingently issuable shares held in escrow, U.S. GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, 1,208,219 and 10,623,619 contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the years ended December 31, 2003 and 2002, respectively.

	(d)	Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Corporation’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. There are no significant differences between the carrying value and market value of the securities which would be recorded in comprehensive income for US GAAP purposes for any of the years presented in these consolidated financial statements.

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

11.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

	(e)	Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2004, 2003 and 2002, comprehensive loss equals the loss for the year.

	(f)	Development stage company

Pursuant to US GAAP, the Corporation would be subject to the disclosure requirements applicable to a development stage company as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

	(g)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

	(h)	Recent accounting pronouncements

(i)
Financial Interpretation No. 46 as revised (“FIN 46R”), “Consolidation of Variable Interest Entities”, addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The Interpretation is generally in effect as of the end of the first reporting period ending after March 15, 2004. To date, the adoption of FIN 46R has not impacted the Corporation’s consolidated financial statements.

(ii)
FASB has issued a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”). SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The compensation cost is to be recognized over the service period which is determined by the vesting period. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company has not determined the effect of adopting SFAS No. 123(R).

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

11.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

	(h)	Recent accounting pronouncements (continued)

(iii)
In December 2004, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 153 (“SFAS 153”). This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, “Accounting for Non-Monetary Transactions” (“APB 29”) is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for exchanges of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. We believe the adoption of this statement will have no impact on our financial statements.

	(i)	Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

		2004	2003
		$	$
(i)	Total assets, under Canadian GAAP	28,688,663	25,006,389
	Adjustment for mineral properties land use and
	deferred exploration costs (note 11(a))	(13,490,106)	(6,069,534)

	Total assets, under US GAAP	15,198,557	18,936,855

(ii)	Deficit
		2004	2003
		$	$
	Deficit, under Canadian GAAP	(18,376,847)	(14,282,149)
	Adjustment for mineral properties land use and
	deferred exploration costs (note 11(a))	(13,490,106)	(6,069,534)
	Stock-based compensation (note 11(b))	2,874,967	-

	Deficit, under US GAAP	(28,991,986)	(20,351,683)

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

11.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

	(i)	Reconciliation (continued)

(iii) Contributed surplus

	2004	2003
	$	$
Contributed surplus, under Canadian GAAP	3,328,077	232,542
Stock-based compensation (note 11(b))	(2,874,967)	-

Contributed surplus, under US GAAP	453,110	232,542

(iv)	Net loss and loss per share for the year

	Years ended December 31
	2004	2003	2002
	$	$	$
Loss for the year, under Canadian
GAAP	(1,219,731)	(605,214)	(485,054)
Adjustment for mineral property
land use and deferred exploration
costs (note 11(a))	(7,420,572)	(2,656,237)	(211,005)

Loss and comprehensive loss for
the year, under US GAAP	(8,640,303)	(3,261,451)	(696,059)

Weighted average number of
common shares outstanding under
US GAAP, basic and diluted	182,112,227	121,886,767	65,691,929

Basic and diluted loss per share,
under US GAAP	(0.05)	(0.03)	(0.01)

American Bonanza Gold Mining Corp. (An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Canadian Dollars)
December 31, 2004, 2003 and 2002

11.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (Continued)

	(i)	Reconciliation (continued)

(v) Cash provided by (used in) operating activities

	Years ended December 31
	2004	2003	2002
	$	$	$
Cash used in operating activities,
under Canadian GAAP	(807,061)	(1,129,473)	(501,368)
Adjustment for mineral properties
and deferred exploration
(note 11(a))	(7,200,004)	(2,423,695)	(235,005)

Cash used in operating activities,
under US GAAP	(8,007,065)	(3,553,168)	(736,373)

(vi)	Cash provided by (used in) investing activities

	Years ended December 31
	2004	2003	2002
	$	$	$
Cash used in investing activities,
under Canadian GAAP	(7,425,137)	(2,433,747)	(2,677,500)
Adjustment for mineral properties
and deferred exploration
(note 11(a))	7,200,004	2,423,695	235,005

Cash used in investing activities,
under US GAAP	(225,133)	(10,052)	(2,442,495)