Form 20-F
period 2005-12-31
American Bonanza Gold Corp.
filed 2006-04-10
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Commission File No.: 029916

AMERICAN BONANZA GOLD CORP.
(Formerly “American Bonanza Gold Mining Corp.”)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 305 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2005: 85,317,476 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

GLOSSARY OF TERMS

The following is a glossary of certain mining and other terms used in this Annual Report:

“Ag” is the symbol in the periodic table of elements for the metal silver;

“AMEC” means AMEC E & C Services Inc.;

“Arrangement” means the arrangement among the Corporation, Old Bonanza, Taurus, Fairstar and FairstarSub relating to the current organizational structure of the Corporation, pursuant to the terms and subject to the conditions set out in the Plan of Arrangement, as amended and supplemented, as more particularly described in this document;

“Arrangement Agreement” means the agreement dated December 21, 2004 and amended on February 21, 2005 among the Corporation, Old Bonanza, Taurus, Fairstar and FairstarSub relating to the Arrangement;

“Au” is the symbol in the periodic table of elements for the metal gold;

“BCA” means the Business Corporation Act (British Columbia), as amended;

“BLEG” means bulk leach extractable gold;

“BLM” means Bureau of Land Management of the US government;

“Bonanza-grade” means more than 34 grams of gold per tonne or more than one troy ounce of gold per ton;

“C Zone” means north-east of the open pit at the Copperstone property;

“Channel sample” means material sampled from a groove cut across a rock exposure;

“Corporation” and “New Bonanza” mean American Bonanza Gold Corp., a corporation incorporated under the BCA on December 10, 2004 as 0710887 B.C. Ltd., and its subsidiaries, unless the context suggests otherwise;

“Crosscut” means a horizontal opening driven across the direction of the main workings;

“D Zone” means north of the open-pit at the Copperstone property;

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

“EDGAR” means the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System available for viewing publicly filed documents at www.sec.gov;

“Exploration Stage Corporation” means a company engaged in the search for mineral deposits (reserves) which are not in either the development or production stages;

“Face” means the surface exposed by excavation. The working face, front, or forehead is the face at the end of the tunnel heading, or at the end a full-size excavation;

“Fairstar” means Fairstar Explorations Inc., a corporation incorporated under the laws of Canada;

“FairstarSub” means 0710882 B.C. Ltd., a corporation incorporated under the laws of the Province of British Columbia;

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

“NI 43-101” means Canadian National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, “Standards of Disclosure for Mineral Projects”, which governs all oral and written disclosure of scientific or technical information, including disclosure of a mineral resource or reserve, made by or on behalf of a Canadian company in respect of a mineral project. NI 43-101 uses for the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 30, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum. Those definitions are reproduced below in this Glossary for the convenience of readers;

“NPI” means net profits interest, or, the amount payable from the net profit produced by the mine;

“NSR” means net smelter royalty, or, the amount payable from the precious metal produced by the mine after smelting has removed most of the impurities;

“Old Bonanza” means American Bonanza Gold Mining Corp., a corporation incorporated under the BCA which was, immediately prior to the completion of the Arrangement, the parent company of the Corporation;

“Opt” means troy ounces per short ton of gold unless indicated to be another metal;

“Plan of Arrangement” means the plan of arrangement pursuant to the Arrangement Agreement relating to the current organizational structure of the Corporation as more particularly described in this document;

“Panel sample” means material sampled from sections divided across a rib or face;

“Precious metals” means gold, platinum, silver and palladium;

“Preliminary Assessment” means a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study;

Reserves:

“Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined;

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

Resources:

“Resource” means a concentration or occurrence of natural material of intrinsic economic interest in or on the Earth’s crust in such form and quantity and such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Inferred Mineral Resource” means that part of a mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“Indicated Mineral Resource” means that part of a mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Measured Mineral Resource” means that part of a mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Rib” means the sides of a decline or tunnel;

“Royalty” means a payment schedule by which payments are calculated based on a percentage of the value of the mineral produced;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval available for viewing publicly filed documents at www.sedar.com;

“Strike” means direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip;

“Taurus” means International Taurus Resources Inc., a corporation incorporated pursuant to the laws of the Province of British Columbia;

“Ton” means short ton which measures 2,000 pounds;

“Tonne” means metric ton which measures 2,204.6 pounds or 1000 kilograms;

“TSX” means the Toronto Stock Exchange;

“VLF-EM” means very low frequency electro-magnetic survey which measures the conductive field about any conductive metallic elements; and

“Vulcan” is a 3D mine planning software program.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF MEASURED AND INDICATED RESOURCES

This document uses the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF INFERRED RESOURCES

This document uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Corporation’s expectations contained in the forward-looking statements due to various factors, many of which are beyond the control of the Corporation. These factors include, but are not limited to, the need for additional financing to fully execute the Corporation’s business plan, adverse technical factors associated with exploration of the Corporation’ properties, changes in Canadian or U.S. tax or other laws or regulations, material changes in capital expenditures, as well as the risks and uncertainties described in the section entitled “Risk Factors” set forth in Item 3 of this Annual Report.

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.           KEY INFORMATION

ITEM 3.A.       Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, for the periods indicated (calculated by using the average of the exchange rates on the last day of each month during the period):

(C$ / US$)
	2005	2004	2003	2002	2001
Average Rate During Period	1.2116	1.3015	1.3915	1.5702	1.5519

The following table sets forth the high and low exchange rates in Canadian dollars, expressed in U.S. dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

(C$ / US$)
	Feb/06	Jan/06	Dec/05	Nov/05	Oct/05	Sep/05
High Rate	1.1577	1.1726	1.1736	1.1960	1.1887	1.1880
Low Rate	1.1379	1.1439	1.1507	1.1656	1.1657	1.1607

On December 31, 2005, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.1656 CDN.

On March 24, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.1675 CDN.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Corporation for, and as of the end of, each of the last five fiscal years ended December 31, 2005. The financial information is derived from the consolidated financial statements of the Corporation included elsewhere herein and is presented in Canadian dollars. The consolidated financial statements for years 2001, 2002 and 2003 were audited by Tony M. Ricci Inc., Chartered Accountant and the consolidated financial statements for years 2004 and 2005 were audited by KPMG LLP, Chartered Accountants (see Item 17).

The selected consolidated financial information presented below should be read in conjunction with the audited consolidated financial statements of the Corporation included elsewhere herein.

	For the Year Ended December 31,

	2005	2004	2003	2002	2001
	$	$	$	$	$
Net loss (Canadian GAAP)	(4,215,960)	(1,219,731)	(605,214)	(485,054)	(1,083,622)
Net loss per share (Canadian GAAP)	(0.06)	(0.03)	(0.02)	(0.03)	(0.07)
Net loss (U.S. GAAP)	(10,076,457)	(8,640,303)	(3,261,451)	(696,059)	(1,391,989)
Net loss per share (U.S. GAAP)	(0.14)	(0.19)	(0.11)	(0.04)	(0.09)
Weighted average number of shares	72,356,898	45,528,057	30,773,747	19,078,887	16,183,782
Total cash and cash equivalents	5,413,900	9,467,224	13,406,295	1,616,691	12,968
Working capital (deficiency)	5,177,422	8,750,640	13,089,684	105,622	(1,222,858)
Total debt	Nil	Nil	Nil	1,722,131	Nil
Total assets (Canadian GAAP)	54,428,595	28,688,663	25,006,389	10,659,685	6,158,121
Total assets (US GAAP)	35,077,992	15,198,557	18,936,855	7,246,388	5,883,769
Shareholders’ equity (Canadian GAAP)	52,261,765	27,496,142	24,202,178	7,696,078	4,593,641
Shareholders’ equity (US GAAP)	32,911,162	14,006,036	18,132,644	4,282,781	4,319,289

The selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Selected financial data has also been provided under United States generally accepted accounting principals (“US GAAP”) to the extent that amounts are different from Canadian GAAP. The consolidated financial statements included in Item 17 in this Annual Report are prepared under Canadian GAAP. Included within these consolidated financial statements in Note 13 is a reconciliation between Canadian and U.S. GAAP.

Under Canadian GAAP, Old Bonanza changed its method for accounting for employee and directors’ stock options to the fair value based method, beginning January 1, 2004. The change was applied retroactively, without restatement, resulting in an increase to deficit and contributed surplus of $2,874,967 as at January 1, 2004. Prior to this change in policy, no compensation expense was recognized. (See note 3 to the consolidated financial statements included herein for a summary of changes in the accounting policies adopted during 2004).

ITEM 3.B.       Capitalization and Indebtedness

Not Applicable.

ITEM 3.C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

ITEM 3.D.       Risk Factors

General

Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Exploration and Development Risks

There is no certainty that the expenditures made or to be made by the Corporation in the exploration of its properties will result in discoveries of mineralized material in commercially viable quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot, or may elect not to, insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position.

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

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers. (See Item 6 “Directors, Senior Management and Employees”).

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

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

The development of any ore deposits found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Shareholder Dilution

It is likely that additional capital required by the Corporation will be raised through the issuance of additional equity securities, resulting in dilution to the Corporation’s shareholders.

Classification as a Passive Foreign Investment Corporation

The Corporation believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Corporation’s shares. For an explanation of these effects on taxation, see the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of the Corporation’s shares are also encouraged to consult their own tax advisers.

Stage of Development

The Corporation has no production revenue. Moreover, the Corporation has no commercially viable properties. The Corporation has completed a preliminary assessment on its Copperstone project located in Arizona, described more fully under Item 4. At this stage and prior to a positive production decision being made on the Copperstone project, the Corporation is deemed an “Exploration Stage Corporation”.

ITEM 4.           INFORMATION ON THE CORPORATION

ITEM 4.A.       History and Development of the Corporation

The Corporation was incorporated in the Province of British Columbia, Canada under the BCA on December 10, 2004 as 0710887 B.C. Ltd. and changed its name to American Bonanza Gold Corp. on February 10, 2005. Pursuant to the Plan of Arrangement described below, the Corporation is the successor to Old Bonanza. Old Bonanza was incorporated under the Business Corporations Act (Alberta) on November 17, 1980 and continued into the Province of British Columbia, Canada on July 19, 1994.

The Corporation’s registered and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, BC, V6C 4N7. The Corporation’s corporate head office is located at Suite 305 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, telephone number (604) 688-7523 and its exploration office is located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 85,317,476 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2005. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

Plan of Arrangement

The following summary of certain terms and conditions of the Plan of Arrangement and Arrangement Agreement is not complete and is qualified in its entirety by reference to the full text of the Plan of Arrangement and Arrangement Agreement on file with the SEC.

On March 30, 2005, the Corporation, Old Bonanza, Taurus and Fairstar received the final order of the British Columbia Supreme Court for the approval of a statutory Plan of Arrangement for the acquisition of Old Bonanza and Taurus by the Corporation as well as the acquisition of Fairstar’s interest in the Fenelon gold project.

Effective March 30, 2005, pursuant to the Arrangement Agreement, Old Bonanza and Taurus were combined together as subsidiaries of the Corporation and the Corporation acquired Fairstar’s shares in FairstarSub, which holds Fairstar’s 38% interest in the Fenelon Project and the Casa Berardi Claims located in Quebec in exchange for shares of the Corporation.

The Corporation was incorporated specifically in connection with the Arrangement and had no operations prior to the completion of the Arrangement. As the Plan of Arrangement resulted in Old Bonanza shareholders owning approximately 63% of the Corporation, for accounting purposes, the Corporation is treated as a continuance of Old Bonanza.

The shares of the Corporation commenced trading on the TSX at the opening on Thursday, March 31, 2005 under the symbol BZA. Trading of the shares of Old Bonanza and Taurus was halted on the TSX Venture Exchange at the close of business on Tuesday March 29, 2005, and with the completion of the Plan of Arrangement, these two companies were delisted from the TSX Venture Exchange.

Pursuant to the terms of the Plan of Arrangement and Arrangement Agreement, the following transactions were approved and completed on March 30, 2005.

The Corporation, Old Bonanza and Taurus combined by way of a Plan of Arrangement whereby, first, each Old Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 of a common share, option and warrant, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 of a common share, option and warrant, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of Old Bonanza and Taurus and the former shareholders of Old Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. The exchange transaction between the Corporation and Old Bonanza was a common control transaction which is accounted for at Old Bonanza’s historical cost by the continuity of interests method. Accordingly, Old Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes The consolidated financial statements of the Corporation include the results of operations of Old Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Old Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated subsidiary company, FairstarSub. The Corporation acquired all outstanding shares of FairstarSub in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

After the transactions discussed above were completed the former shareholders of Old Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction closed was 74,330,925.

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

Three Year History

The Corporation is an Exploration Stage Corporation engaged in the identification, acquisition and exploration of precious metal properties located in the American Southwest of the United States, and Canada. The Corporation holds interests in several mineral exploration projects, the material properties being:

Material Properties	Jurisdiction

Copperstone	Arizona

Fenelon	Quebec

Taurus	B.C.

The Corporation also has interests in several exploration projects located in Quebec, Arizona and Nevada which are not sufficiently advanced to be material to the Corporation.

The Pamlico property was subject to a cash payment of US$425,000 on November 10, 2005 and as a result the Corporation returned the Pamilco project to the property vendor and recognized a write-down of approximately $1,742,720 for the year ended December 31, 2005.

During 2002 and 2003, as a result of improved gold prices, capital markets and a renewed interest in exploration stage mining companies, Old Bonanza raised net proceeds of approximately $20.1 million in equity capital and $1.7 million in debt including $16.9 million in equity capital in the year ended December 31, 2003. During 2004, as a result of the continuation of improved gold prices and capital markets Old Bonanza received an additional $4.3 million in equity capital resulting from warrant exercises.

To finance exploration for the Canadian properties, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 non-flow-through units at a price of $0.45 per unit totaling $714,600 on August 5, 2005. On December 29, 2005 the Corporation entered into a non-brokered private placement to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. Flow-through funds are restricted for expenditures that qualify as Canadian Exploration Expenditures, as defined in the Income Tax Act (Canada).

During the period 2003 to date, the Corporation’s primary objective has been to advance the Copperstone project as described below.

The following provides an overview of the location of the Corporation’s properties:

A detailed summary of the Corporation’s projects (excluding those that have been subsequently written off and returned and certain non-material properties) are set forth in “Business Overview” below.

ITEM 4.B.       Business Overview

General

The Corporation’s material properties are the Copperstone project located in Arizona, Fenelon Project located in Quebec and Taurus Property located in British Columbia. The Corporation also holds interests in several exploration projects located in Nevada and Arizona, which are not sufficiently advanced to be material to the Corporation.

The Corporation’s current business objectives are to conduct further drilling and exploration on each of the Copperstone Gold Project; the Fenelon Gold Project and the Taurus Project, with a view to completing a preliminary feasibility study on one or all of these projects within the next three years. On May 9, 2005 the Corporation announced the commissioning of a pre-feasibility study for the Corporation’s Copperstone project located in Arizona and described more fully below. AMEC was selected to conduct the study. AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community.

Subsequent to December 31, 2005, the Corporation concluded that the work currently being performed by AMEC will be better optimized by converting the scope of the report from a pre-feasibility study to a preliminary assessment. In addition to estimating the mineral resources, a preliminary assessment will; (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone. The AMEC Copperstone resource estimate and preliminary economic assessment was completed on March 27, 2006.

A new three dimensional geologic exploration model is being prepared at Copperstone, which will represent a breakthrough for exploration under the aeolian sands which cover the property. This new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. Completion of the new exploration model is expected during the second quarter of 2006.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration expenditures in 2006 at the Fenelon and Martiniere projects with additional funding required for purposes of the contemplated drilling at the Copperstone project.

The following sets forth the expenditures made by the Corporation in certain of its projects for the periods indicated:

Summary of Project Expenditures
Project	2005	2004	2003
	$	$	$
Copperstone	21,732,835	16,064,009	9,312,073
Fenelon	12,350,507	–	–
Taurus	6,546,020	–	–
Gold Bar	1,013,399	857,445	477,407
Northway	3,774,047	–	–
Other	2,530,858	173,064	21,558
Pamlico	–	1,732,170	1,595,078
	47,947,666	18,826,688	11,406,116

Cautionary Note:

None of the mineral properties in which the Corporation holds an interest contain any known commercially viable ore or mineral reserves. All exploration programs proposed for any mineral properties in which the Corporation has an interest are exploratory in nature.

ITEM 4.C.       Organizational Structure

As of December 31, 2005, the only active subsidiaries of the Corporation were Old Bonanza, which in turn has a wholly owned subsidiary Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation).

The following diagram sets out the corporate structure of the Corporation and its active subsidiaries:

(1)	The Corporation owns the Taurus Property in British Columbia and the Northshore Property in Ontario.

(2)	Old Bonanza holds the Corporation’s principal property, the Copperstone Gold Project in Arizona.

(3)	Bonanza Exploration Inc. owns the Gold Bar Project, Nevada, and other exploration properties located in Arizona and Nevada.

(4)	Taurus’ principal properties are the Fenelon Project in Quebec and the Martiniere Property and Northway-Noyon Gold Project in Quebec.

ITEM 4.D.       Property, Plants and Equipment

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

This section uses the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

This section uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Copperstone

General

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

Copperstone Gold Project

In August, 1998, Old Bonanza entered into an agreement with Arctic Precious Metals Inc. (“APMI”), a wholly owned subsidiary of Royal Oak Mines Inc. (“Royal Oak”), to explore and develop the Copperstone gold property in La Paz County, Arizona, U.S.A. Under the agreement, Old Bonanza acquired 25 percent of APMI’s leasehold interest in the Copperstone project for a cash payment of US$500,000 with an option to increase its interest in the project to 80 percent through property expenditures of US$3 million and a future cash payment to APMI of US$1 million. In 1995 APMI had acquired a renewable lease for the Copperstone project from the Patch Living Trust.

In April, 1999, APMI became subject to Chapter 11 proceedings under U.S. bankruptcy law and in November, 1999 Old Bonanza entered into a conditional Purchase and Sale Agreement with APMI, concerning the purchase by Old Bonanza of the 75 percent interest owned by APMI in the Copperstone project.

In March, 2002, Old Bonanza acquired all APMI’s leasehold interest in the Copperstone mining property by obtaining an assignment of APMI’s interest in the lease with the Patch Living Trust. The assignment was approved in a lengthy US Bankruptcy Court process. As a result, Old Bonanza’s interest in the Copperstone mining property increased from 25 percent to 100 percent, subject only to the existing lease and its royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Brascan Financial Corporation which was repaid in October 2003.

Copperstone D-Zone Joint Venture

On June 18, 2000, Old Bonanza entered into an agreement with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property (the “Copperstone D-Zone Joint Venture”).

During 2001, Phase One was completed and Old Bonanza earned an additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, Old Bonanza entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)      assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts would be paid equally by CDC and Old Bonanza. These liabilities were previously recorded by Old Bonanza as at December 31, 2000 and as at December 31, 2003 all of these liabilities were either paid or settled;

(b)      assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts would be paid equally by CDC and Old Bonanza;

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

During 2002, Old Bonanza paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, Old Bonanza entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain predetermined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of the Corporation’s current exploration programs.

As at May 9, 2005 the Corporation announced the commissioning of a Pre-Feasibility study for the Corporation’s Copperstone project located in Arizona and described more fully below. AMEC was selected to conduct the study. AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community.

Subsequent to December 31, 2005, the Corporation concluded that the work currently being performed by AMEC will be better optimized by converting the scope of the report from a Pre-Feasibility study to a Preliminary Assessment. In addition to estimating the mineral resources, a Preliminary Assessment will; (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone.

William Tilley, P.E. and others prepared a report entitled “Technical Report on the Copperstone Gold Property, La Paz County, Arizona” (the “AMEC Report”). The AMEC Report, dated March 27, 2006, was prepared in compliance with the Canadian Securities Administrators’ National Instrument 43-101. The following information has been summarized from the AMEC Report. The AMEC Report has been filed on SEDAR and EDGAR. Shareholders are urged to read the AMEC Report in its entirety at www.sedar.com or www.sec.gov.

The AMEC Report estimated total Mineral Resources by tabulating all mineralization within the 0.03 oz Au/t grade shell and above a cutoff grade of 0.05 oz Au/t. This represents mineralization that may have reasonable prospects for economic extraction at higher gold prices, economies of scale and the potential for extraction of mineralization from expansion of the existing open pit. America Bonanza disclosed this Mineral Resource in a February 8th press release.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

The table below uses the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 1A. Mineral Resource Tabulation – PACK100 Model Capped at
4.0 oz Au/t with a 0.05 oz Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold
A, B, C and D	Measured	17,200	0.426	7,333
A, B, C and D	Indicated	2,654,900	0.162	429,563
A, B, C and D	Measured & Indicated	2,672,100	0.164	436,896

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

The table below uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 1B. Mineral Resource Tabulation – PACK100 Model Capped at
4.0 oz Au/t with a 0.05 oz Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

A, B, C and D	Inferred	587,300	0.152	89,445

Mineral resources above a cutoff grade of 0.20 oz Au/t, and with dilution and mining extraction parameters applied are listed below.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

The table below uses the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 2A. Mineable Mineral Resources – PACK100 Model Capped at
4.0 oz Au/t with a 0.20 oz Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold
A, B, C and D	Measured	10,300	0.394	4,028
A, B, C and D	Indicated	362,500	0.366	132,807
A, B, C and D	Measured & Indicated	372,800	0.367	136,835

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

The table below uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 2B. Mineable Mineral Resources – PACK100 Model Capped at
4.0 oz Au/t with a 0.20 oz Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

A, B, C and D	Inferred	3,700	0.299	1,113

It should be noted that the economic parameters applied to this mineable resource are preliminary and that the Mineral Resources have not demonstrated economic viability until financial analyses determine that the resources can be extracted at a profit after recovery of operating and capital costs. Furthermore, in accordance with NI 43-101 Section 2.3.3, the Preliminary Assessment includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Preliminary Assessment will be realized.

Resource geometry (dip and thickness), rock mass characteristics, and continuity limit the ability to support a large scale operation with highly productive stopes; however, a combined approach of selective mining methods such as drift and fill and blasthole stoping is proposed to maximize extraction and minimize dilution. A sustainable production rate of 350 tpd is suitable for the currently defined underground mineable resource.

Metallurgical test work supports gold recoveries in excess of 90% utilizing a process, which involves crushing, grinding, and floating a gold concentrate, dissolution of gold, followed by gold recovery using the Merrill Crowe process and refining.

Tailings are proposed to be stored in a new, unlined, facility, which is constructed above the existing fully-lined tails facility.

Key permitting issues relate to the decision to prepare an Environmental Assessment (EA) or an Environmental Impact Statement (EIS). The EA is briefer, less costly, but is only applicable if the project can meet a standard of no potential significant environmental impacts. The EIS is more detailed and costly. Even though Copperstone would ostensibly have no significant environmental impacts due to previous mining activity and environmental reviews performed for that activity, there may be greater assurance to successfully permit the project under an EIS in a timely manner (The Mines Group 2004). Other key permits that will affect timing include the Aquifer Protection Permit, Dam permit, and Air Quality Permit.

Conceptual mine production totals 377,000 t with an average grade of 0.366 oz Au/t. The mine life is 3 years, at a nominal production rate of 350 tpd. Project capital costs are estimated to be $32 Million assuming the installation of all new equipment Life-of-mine operating costs average $103/t. Economic analyses indicate a gold price of $600/oz Au is required for breakeven.

Financial analyses indicate the base case mine plan has a net present value of ($14.9) million non-discounted or ($16.2) million at a 5% discount rate using basis metal prices of $450/oz Au and $6.50/oz Ag.

Sensitivity analyses indicate metal prices of $600/oz Au and $8.50/oz Ag are required to yield an IRR of 1.3% and/or a 3.7 -year payback.

AMEC identified the following areas as having the greatest opportunity to add value to the Copperstone project:

•       Increase mineable resources through down-dip and down-strike exploration of the existing resource, supplemented with additional resources yet to be delineated from nearby geophysical and exploration anomalies. Order-of-magnitude sensitivity analyses indicate a non-discounted breakeven cash flow can be achieved if the resource base increases from 377,000 t with an average grade of 0.366 oz Au/t to 748,000 t with the same average grade. The required tonnage increases to 1,506,000 with a 10% discount rate. This sensitivity analysis is based on the assumption that pre-production capital and operating costs are identical to those in the proposed base case mine plan, with a minor incremental ongoing capital cost expense.

•       Increase gold production through increased mill head grades by being more selective within the currently defined resources, supplemented with additional resources yet to be delineated from nearby geophyisical and exploration anomalies. Order-of-magnitude sensitivity analyses indicate a non-discounted breakeven cash flow can be achieved if the average grade of the current mineable resource increases from 0.366 oz Au/t to 0.469 oz Au/t. The required grade increases to 0.525 oz Au/t if a 10% discount rate is applied. This sensitivity analysis is based on the assumption that capital and operating costs are identical to those in the proposed base case mine plan.

•       Reduce capital costs utililzing a mixture of used and new equipment. The study’s capital cost estimate assumed 100% new equipment. Used equipment if available, could be substituted for new in several areas with the potential to significantly reduce the upfront capital cost requirements, although there could be an associated minor increase in maintenance costs and reduction in availability. These areas include the crushing and grinding circuits in the mill and the underground mining equipment fleet.

•       Many other opportunities for economic improvement exist within the proposed mine and process plan, which are the subject of recommended additional studies, but most are relatively minor in significance, compared to the three described above, on a stand-alone basis.

A new three dimensional geologic exploration model is being prepared at Copperstone, which will represent a breakthrough for exploration under the aeolian sands which cover the property.

This new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. Completion of the new exploration model is expected during the second quarter of 2006.

The AMEC Report has been filed and is available for viewing on EDGAR and SEDAR.

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

Title

The Copperstone Project totals approximately 8,821 acres and is located in La Paz County, Arizona, about 16 km north of the town of Quartzite. The property consists of 335 contiguous unpatented lode mining claims covering an area of approximately 6,901 acres (20.6 acres per claim) and comprised of 274 “Copperstone”, 51 CSA, and 10 “Iron Reef” claims. The property also includes mineral leases on Arizona State mineral lands in T 7 N, R 19 W, section 31 and T 7N, R 19 W, sections 6 and 7 totaling approximately 1,920 acres.

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$42,000. Annual lease fees paid to the State of Arizona in 2005 was approximately $10,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce).

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Accessibility

The Copperstone Project is located 16 km north of the town of Quartzite, Arizona and about 40 km south of the town of Parker, the county seat of La Paz. The property is accessible from the Highway 95, north of Quartzite, and then turning west on a 4-mile gravel road to the mine site. The site access road is well maintained and suitable for all anticipated mine usage. The main east-west line for the Santa Fe railroad is about 15 miles north of the property.

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

Local Resources and Infrastructure

Significant infrastructure exists from the previous Cyprus mining operation conducted from 1988 to 1993. The present infrastructure consists of office, shops, storage facilities, various housing trailers, power, and water. Operational water can be available from existing on-site wells while potable water must be trucked on site. Presently, the mine communication utilizes a satellite phone, cell phones, and satellite internet.

Physiography

The Copperstone Property is located on sandy desert terrain, with scattered small hills and local sand dunes. The area is relatively flat with surface elevations ranging from about 725 to 900 feet.

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

Mineral Resource and Mineral Reserve Estimations

Preliminary results of a NI 43-101 compliant resource estimate at Copperstone from the AMEC Report are as follows:

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

The table below uses the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table A-1. COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

A, B, C and D	Measured & Indicated	970,400	10.73	334,929

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

The table below uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table A-2. COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

A, B, C and D	Inferred	189,600	10.87	66,266

The Tables A-1 and A-2 resource estimates are based on a 5.1 gram of gold per tonne cutoff grade. Mine design optimization studies examining various methods of mining and stope design are on going, along with exploration studies designed to expand the resource.

An Inferred Resource estimate was also generated by AMEC based upon a lower cutoff grade of 1.71 gram of gold per tonne and includes the gold resources shown in Tables B-1 and B-2. This estimate reflects Inferred resources that have not been sufficiently drilled to date to be considered as Measured and Indicated resources. Inferred resources have not been sufficiently drilled to have economic considerations applied to them. This larger resource indicates the potential that lies along strike and down dip in this strongly mineralized system.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

The table below uses the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table B-1. COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

A, B, C and D	Measured & Indicated	2,424,100	5.61	436,896

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

The table below uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table B-2. COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

A, B, C and D	Inferred	532,800	5.22	89,445

AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community. Mineralized domains were established using indicator kriging and gold grades estimated with ordinary kriging. Bulk density values were averaged by rock type. A three dimensional block model was then generated using 18 x 12 x 6 foot blocks and interpolated utilizing mine planning software. The resource estimate was then validated with visual checks of block estimates versus drill hole composite grades, and bias checks using numerous statistical methods.

AMEC estimated gold mineral resources for the Corporation’s Copperstone Project using MineSight®, a commercially-supplied mine planning software package, to develop a three-dimensional block model.

The resources shown in Tables A-1, A-2, B-1 and B-2 are based on a statistically derived gold cap of 4 ounces of gold per ton (137 grams of gold per tonne). Project limits are based on UTM grid coordinates. The project extents are 330,860.44 to 336,643.78 East, 1,043,450.00 to 1,049,233.38 North, and -1,265 to 1,880.9 ft elevation. Block model cells were rotated to 315 degrees azimuth and -30 degrees northeast down dip, allowing the blocks to better align with the strike and dip of the mineralization. Cell dimensions are 18 ft down dip, 12 ft along strike, and 6 ft high.

AMEC reviewed available QA/QC data and found the gold, silver, and copper assays from the Corporation, and Cyprus drill campaigns to be acceptably accurate. Resampling of core produced in the Royal Oak period of drilling produced poor agreement between original and reassayed core. However Royal Oak data is only 4% of the total assay data base. AMEC recommends that mineralized intervals of Royal Oak holes be reassayed for use in future resource estimates.

AMEC found assay precision for the Corporation’s drilling campaigns to be acceptable for a preliminary assessment. AMEC recommends that the Corporation’s sample preparation protocols be improved in future programs accommodate high-grade gold (such as crushing to 95% passing 10 mesh, split 500 to 1000 grams, pulverize to 95% passing 150 mesh) or that the Corporation consider employing metallic screen assays for visibly mineralized intervals. Duplicate pulp assays are not available for the Royal Oak or Cyprus drill campaigns, therefore precision estimates could not be made for these drilling campaigns.

Drill hole assays are capped at 4 oz Au/t and composited to a maximum length of 6 ft along the drill string. Outlines of zones of mineralization with >0.03 oz Au/t were drawn on sections perpendicular to strike, and oriented southwest to northeast. Sections are spaced at 70-ft intervals along strike. Plan views were consulted to assist in sectional interpretations. Mineralized sections were wire-framed to form solids to control final grade interpolation.

Weakly and strongly mineralized domains were used with indicator kriging to avoid mixing of unrelated grade populations. A composite grade of 0.100 oz Au/t was selected as an indicator boundary between low and higher grade mineralization. Composites below 0.100 oz Au/t were assigned a value of 0 (indicating weak mineralization), while composites equal to and above 0.100 oz Au/t were assigned a value of 1 (indicating strong mineralization). Indicator probability values were estimated for each block with ordinary kriging and where values were greater than 50 percent probability the blocks are assigned to the strong mineralized domain. Blocks with probabilities below 50 percent were assigned to the weakly mineralized domain. The domain assignments were compared to the composite indicator values to ensure that assignments were reasonable.

Gold grades were estimated with ordinary kriging. Gold grades equal to or greater than 0.100 oz Au/t (with composites capped at 4 oz Au/t) were interpolated into blocks designated as strong mineralization, while low grade composites were interpolated into blocks designated as weak mineralization. The search ellipsoids were oriented along strike and dip. Blocks were assigned a gold grade when a minimum of 3 composites and two drill holes are present. The maximum number of allowed composites per drill hole was 10. Bulk density values were assigned to each block based on density averaged by rock type.

Mineral resource estimates were validated with the following methods: visual checks of block estimates versus drill hole composite grades; checks of bias between nearest-neighbor and kriged grades using grade-tonnage plots and swath plots; and histograms and probability plots of nearest-neighbor and kriged grades.

Rounding of tons as required by reporting guidelines may result in apparent differences between tons, grade and contained ounces gold.

Past Work Programs

Santa Fe Pacific Gold Corporation leased the Copperstone property for one year beginning in 1993 and drilled 12,500 feet in 17 wide spaced reverse circulation holes to explore for new gold mineralization. One hole (DCU-08) intersected significant mineralization (0.65 ounces per ton of gold over 15 feet) in the footwall of the Copperstone Fault. This hole was not followed-up and the lease was terminated in 1994. APMI drilled 28,330 feet in 33 surface holes on the property between 1995 and 1997. The main objectives of this drilling were to test for deep, down-dip extensions of the Copperstone Fault below the open-pit and the strike extension of the fault to the north of the open-pit. This drilling resulted in the discovery of high grade gold mineralization on-strike to the north of the open-pit (the “D zone”) and down-dip to the northeast (the “C zone”). Old Bonanza and APMI entered into the Copperstone joint venture agreement in August, 1998. Bonanza subsequently drilled 10,000 feet in 15 core holes to further define the gold mineralization in the C and D zones. This drilling program was subject to quality control and quality assurance procedures established jointly with MRDI Canada. On completion of the drilling program, MRDI was retained to complete an independent scoping study of a new underground mine in the C and D zones. The MRDI study was completed in February, 1999.

Recently Completed Work Programs

Old Bonanza completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. A cross cut has been driven westward, into the footwall, to establish an underground two drill stations, Drill Bay #1 and #2. Underground channel and panel sampling programs have demonstrated continuity to the gold grades in the southern portion of the D-Zone.

A substantial, detailed surface and underground core drilling program has been completed and forms the basis for the AMEC Report. This extensive core drilling from surface and underground has located and defined the grade profile of the Copperstone Fault in the D-Zone and other zones, which provide detailed data, and will assist in the design of future underground workings and stopes.

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

Recent exploration by the Corporation has consisted primarily of exploration and infill drilling. During the 2003 to 2005 drill campaign, the Corporation completed 263 drill holes totaling 169,977 ft, of which 243 drill holes totaling 152,436 ft are included in the AMEC database used to estimate resources. A distribution of the holes drilled follows:

  Highwall – 163 holes totaling 133,206 ft (143 holes in AMEC database)

  Footwall – 22 holes totaling 14,259 ft (all in AMEC database)

  Underground – 78 holes totaling 22,512 ft (all in AMEC database).

American Bonanza drilling includes both surface and underground drilling. Drilling was concentrated in the A-, B-, C-, and D-Zones. The drilling program was designed to convert indicated and inferred resources into measured resources or reserves in the D, C and Highwall zones while testing additional exploration targets down dip and along strike. While the results of the drill campaign were often encouraging, in general, the drilling returned lower grades than those from previous campaigns, often removing continuity previously thought to exist between higher grade intercepts. A detailed geologic mapping and structural study has been completed in the pit area and in the underground workings. In addition, airborne magnetic geophysics data has been collected across the Copperstone site.

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

The first results of the second main work effort at Copperstone, the exploration for new discoveries, were announced during January 2005. The Footwall exploration target and the separate Lower Highwall zone represent structures apparently semi-parallel to the Copperstone Fault and are entirely new potential mineralized zones. Notable drill results from the Exploration surface drilling program include drill hole CRD-04-09 which encountered a near true thickness of 3.3 metres grading 16.4 g/t gold in a zone below the Highwall Zone currently termed the Lower Highwall Zone. Concurrently with the pre-feasibility described below the Corporation will accelerate drilling for the exploration of new discoveries.

Current and Future Work Program

A new three dimensional geologic exploration model is being prepared by the Corporation for Copperstone, which will represent a breakthrough for exploration under the aeolian sands which cover the property. In addition to incorporating the work collected in the AMEC study, this new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. Completion of the new exploration model is expected during the second quarter of 2006.

Dependent upon the results of this modeling, the work program for 2006, will consist of exploration drilling to both add resources and test exploration targets. The proposed drilling is an expanded continuation of the current drilling program. Step-out exploration drilling of targets to the northeast and northwest are also recommended to test for other bonanza-type, gold zones, above and within the Copperstone Fault. Past geophysical results completed on the Copperstone Property will be reviewed. The induced polarization and resisitivity geophysical methods and magnetic geophysical methods have had some success defining alteration and mineralization associated with similar structures as the Copperstone Fault. It is important that the structural continuity and paragenesis of the ore zones be completely understood before resource outlines and metallurgical testing are completed. Additional geological work on the origin, paragenesis and structural controls of the Copperstone deposit will be completed to help define the drilling targets. At least 20% of the drilling budget will be used for defining extensions of mineralized blocks. A total of approximately US$2 million is currently budgeted for this Future Work Program.

Fenelon Project

General

For the past three years, Taurus was entirely focused on the exploration of the Fenelon Project in Quebec. Pursuant to the Joint Venture Agreement (as defined below) Taurus had a 62% interest in the Fenelon Project and Fairstar Explorations Inc. (“Fairstar”) had a 38% interest in the Fenelon Project (pursuant to the Plan of Arrangement detailed under Item 4. “History and Development of the Corporation” the Corporation now has a 100% interest in the Fenelon Project). Taurus was the manager and had operational control of the Fenelon Project under the Joint Venture Agreement. Leading into this period, Taurus extracted and processed a 14,000 tonne open-pit bulk sample, which confirmed and expanded the previous database, and indicated the presence of a potentially economic gold deposit. A program of further definition drilling, sampling and mapping of the Fenelon deposit was undertaken in 2002, which resulted in the preparation of an NI 43-101 technical report and a resource estimate for the upper 50 metres of the deposit. As indicated in the 2005 Innovexplo Report, this technical report, prepared in accordance with NI 43-101, supported Taurus’s plan to conduct an underground assessment of the location, quality and quantity of the currently identified mineral deposit that could delineate ore reserves and resources and provide the remaining information necessary to complete a feasibility study on a sustainable underground mining operation.

The Fenelon mining-test and feasibility-study program, which began in the fall of 2003 and completed in 2004, has constructed underground access to the deposit for the purpose of defining the geology of the deposit, for sampling and developing resources and reserves and for providing the engineering data and experience to complete a feasibility study on a larger sustainable mining operation. In the summer of 2004, Taurus (through the mining-test portion of the program) developed stopes and produced an underground bulk sample. Approximately 8,000 tonnes of development mineralization and stope material were sent to the Camflo mill in Malartic, Quebec. This produced 2,596 ounces of gold. Following completion of the mining, milling and refining of the underground bulk sample, Taurus determined that the mining test was successful and had gathered sufficient mining and metallurgical engineering data. The current focus of the program will be further drilling to define further gold resources followed, if warranted by the results, by a feasibility study.

In August 2005, the Corporation commenced a program at Fenelon designed to re-interpret the existing database and update the geological exploration model on both a local and regional basis. This effort was completed in December and formed the basis for a surface drilling program designed to expand the known resource base and test several exploration targets outside of the Discovery Area. The Phase 1 drilling campaign which will involve over 10,000 meters of drilling commenced in December, 2005. The total drilling campaign will include up to 20,000 meters of drilling. The Corporation estimated the cost of the program at approximately $2.4 million and is well funded to complete both phases of the drilling campaign at Fenelon.

Property Description and Location

The Fenelon Gold Project (the “Fenelon Project”) located in the Province of Quebec, approximately 30 kilometres (“km”) east of the Corporation’s Martiniere “D” property, approximately 600 km north of Montreal. The property (the “Fenelon Property”) consists of 454 mining claims totaling 17,830 acres. The Corporation is the manager and has operational control under the Joint Venture Agreement (as defined below). Pursuant to a joint venture agreement among Cyprus Canada Inc. (“Cyprus”), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the “Joint Venture Agreement”), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, the Fenelon Project was held and operated on a joint venture basis by Taurus and Fairstar, but is now operated by the Corporation.

Pursuant to an exploration agreement with option to purchase dated as of July 17, 1998 between Cyprus and Taurus (the “Option Agreement”), which agreement was amended as of May 1, 2000, Cyprus granted Taurus the right to explore certain properties owned by Cyprus including the Fenelon Property and other Casa Berardi properties and granted to Taurus an option to purchase Cyprus’ interest in the properties and the survey of such properties upon payment to Cyprus of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of “Commercial Production” (meaning the date on which minerals have been mined and processed from any of the properties at an average rate of not less than 70% of the design rate established in an applicable feasibility study for a period of 90 consecutive days of operation), the second installment to be paid on or before the day which is six months after the achievement of Commercial Production, and the third installment to be paid on the first anniversary of the achievement of Commercial Production. In order to exercise the option, Taurus was also required to issue to Cyprus 2,027,579 common shares of Taurus, which were issued. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are subject of the option. Pursuant to the Option Agreement, as amended, Cyprus is entitled to a minimum 1% net smelter return (“NSR”) royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to the 62% of the properties which the Corporation acquired through Taurus. Pursuant to the Joint Venture Agreement, a NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleums Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable the Corporation. In addition, as described below, a 6% net profits interest royalty interest in the Fenelon Project was payable by the Corporation to Stonegate Management Limited (“Stonegate”) on Taurus’ interest in the Fenelon Project pursuant to a loan agreement between Taurus and Stonegate dated December 1, 2003, as amended. Pursuant to the terms of a loan restructuring agreement dated April 1, 2005 with Stonegate, a company operating at arms length to the Corporation, Stonegate agreed to revise the terms of a US$1.0 million loan made by Stonegate to the Corporation’s subsidiary, Taurus. In connection with the restructuring of the loan, Stonegate also agreed to reduce the net profits interest it holds over the Fenelon project to 2%, down from 6% of the 62% of the project owned by Taurus.

In November 2004, Fairstar commenced an action against Taurus in the Quebec Supreme Court, claiming that Taurus has breached the Fenelon Project Joint Venture Agreement. In accordance with the terms of the Arrangement Agreement, upon completion of the Plan of Arrangement and upon the transfer of Fairstar’s 38% interest in the Fenelon Project to New Bonanza, The Corporation holds an option to acquire a 100 per cent interest in the Fenelon project and the litigation between Taurus and Fairstar relating to the Fenelon Project has been settled, enabling the Corporation to proceed with further exploration and development of the Fenelon Project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fenelon Project is located in the northwest corner of Fenelon Township in Northwestern Quebec. It also encompasses portions of the Jérémie, Gaudet and Caumont townships.

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

The region experiences cold winters and generally dry and warm summers. In January, temperatures are often below -30°C while the peak in summer can reach 35°C. Snow accumulation generally begins in November and remains until early May.

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

History

Pursuant to the Option Agreement, Cyprus granted to Taurus an option to acquire all of Cyprus’ interests in its Casa Berardi exploration portfolio in the Province of Quebec, Canada. The exploration portfolio includes 881 claims comprising five properties, located within the Casa Berardi sector of the Abitibi greenstone belt in northwestern Quebec. The area is generally remote. Timber roads and winter roads allow access throughout the year to many parts of the area. Potentially prospective properties include the Fenelon Project, the Martiniere Gold Project, and the Northway-Noyon Gold project, all located in Quebec. The Option Agreement originally required Taurus to pay to Cyprus US$750,000, of which US$100,000 has been paid and issue to Cyprus an aggregate of 1,250,000 common shares of Taurus, of which 750,000 common shares have been issued, both over a period of three years.

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

From the discovery of the deposit by Cyprus in 1993 until May 2000, more than $7 million was expended on the property, including more than 180 drill holes. In 1997 Fairstar commissioned a study which examined the open-pit potential of the Fenelon Project. The depressed price of gold and the fact that an open pit could only reach the upper 75 metres of the more extensive mineralization, however, did not support the economics of this approach. This study does not meet the standards of NI 43-101, either in form or quality control. As such it cannot be relied upon by the public. For use in the Corporations internal planning, it is only relevant when the data is examined in light of standards, and compared with data gathered according to the requirements of NI 43-101. Fairstar, as the then manager of the project, also conducted some additional exploration and other work in preparation for a bulk sample and feasibility study in early 1998, but accomplished only part of the program.

Taurus became the operator or manager under the Joint Venture Agreement in the fall of 2000. Between February and June 2001, the overburden was stripped, surface outcrop was mapped and sampled and a total of 72,960 tonnes (“t”) were mined from a small open pit area to a depth of approximately 17 metres. A total of 13,835 t (13,713 t dry) were hauled by truck and milled at the Camflo mill operated by Richmont Mines Inc. and located in Malartic, Quebec, from which 4,213 oz of gold were recovered. The calculated head grade was 9.8 g/t gold and the calculated recovery was 97.1% .

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

Pursuant to an option agreement (the “Majescor Option” ) among Taurus, Fairstar and Majescor Resources Inc. (“Majescor”) dated December 19, 2002, Fairstar and Taurus, as parties to the Joint Venture Agreement, granted to Majescor an option for a period of three years to explore for diamonds on the Fenelon Property, and, if warranted, to put the Fenelon Property into diamond production, excluding Fairstar’s and Taurus’ rights and interests in all other mineral substances (including gold) on the Fenelon Property. Upon exercise of the Majescor Option, Majescor would acquire 100% of Fairstar’s and Taurus’ rights and interest in diamonds on the Fenelon Property. In the event that Majescor exercised the option, Majescor agreed to pay a gross overriding royalty to Fairstar’s and Taurus’ equal to 5% of the average appraised value of all gem and industrial diamonds recovered, sorted and graded from the Fenelon Property, free and clear of all costs of development and operations. Majescor failed to meet it’s work commitment in 2005. The Majescor option has terminated unexercised.

Pursuant to a loan agreement between Taurus and Stonegate Management Limited (“Stonegate”) dated December 1, 2003, as amended on April 29, 2004, Stonegate advanced the sum of US$1 million to Taurus in installments to provide financing for the open-pit Bulk-Sample on the Fenelon Project with interest accrued at 15 percent per annum. In addition, Stonegate was granted a 6% net profits interest royalty interest in the Fenelon Project, to be paid subsequently from the Corporation’s share of production, and 3,000,000 warrants to purchase common shares of Taurus at $0.30 per share.

Pursuant to the terms of a loan restructuring agreement dated April 1, 2005 with Stonegate, a company operating at arms length to the Corporation, Stonegate agreed to revise the terms of a US$1.0 million loan made by Stonegate to the Corporation’s subsidiary, Taurus. In connection with the restructuring of the loan, Stonegate also agreed to reduce the net profits interest it holds over the Fenelon project to 2%, down from 6% of the 62% of the project owned by Taurus.

In accordance with the terms of the Agreement subsequent to December 31, 2004, the Corporation has repaid US$400,000 of the principal and US$231,813 in outstanding interest on the loan through the issue of 1,224,551 common shares at a deemed price of $0.65 per common share. The Corporation had the right to repay the balance of the loan at any time, and had to repay the loan upon the earlier of its next financing or December 1, 2005. As a result of the private placement completed on August 5, 2005, the Corporation completely repaid on August 12, 2005, the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942. As additional consideration, the Corporation agreed to extend the expiry of warrants to purchase 600,000 common shares of the Corporation at $1.50 per share held by Stonegate to December 1, 2007.

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

Between October 2003 and October 2004, design and partial construction of a decline ramp and underground workings was completed, which provide access to the known high-grade gold resources at levels of 25 and 50 metres below bedrock surface. The ramp was designed to allow continuous development of the deposit laterally and to depth. Site facilities and a full camp were built. More than 250 metres of ramp and 550 metres of underground development were accomplished. The ramp has advanced to the 5195 elevation (55 metres below surface). About 8,300 tonnes of mineralized material, extracted as part of a mining-test and metallurgical confirmation program and consisting of half stoped and half development rock, were milled, as an underground bulk sample, at the Camflo mill near Val-d’Or, Quebec. In September, 2004 a total of 3,428 ounces of gold doré was shipped to the refinery. This produced approximately 2,596 ounces of gold. Following completion of the mining, milling and refining of the underground bulk sample, Taurus determined that the mining test was successful and had gathered sufficient mining and metallurgical engineering data. The focus of the program then turned to drilling and defining further resources to support the feasibility study. Taurus then suspended work on the Fenelon Project pending additional financing and resolution of the litigation commenced against Taurus by Fairstar which has now been settled.

Past Mineral Processing and Metallurgical Testing

In 2001, a bulk sample metallurgical test was performed on the Fenelon Project’s ore. Approximately 72,960 t of rock was mined from a small pit and 13,835 t of ore was hauled to and treated at Richmont’s Camflo mill located near Malartic, Quebec. A total of 4,213 oz of gold was recovered. The final recovery was calculated to be 97.1% of the contained gold using conventional cyanidation techniques. The final head grade was 9.84 g/t gold. In September 2004, a second milling test was conducted in the Camflo mill facility. A total of 9,005 short tons of ore from the Fenelon Project was milled. The high grade ore represents 6,354 short tons grading 0.362 ounce/ton. The low grade ore represents 2,651 short tons grading 0.148 ounce/ton. A total of 2,596 ounces of gold was recovered. For the total of 9,005 short tons the mill feed grade was estimate at 0.299 ounce/short ton., with a recovery of 95.5% . After the final inventory from the mill, the grade was calculated at 0.312 ounce/short ton, including gold lost in the tails during the milling. If the 90 ounces lost to the mill malfunction is included in the mill reconciliation, total gold recovery is close to 97%.

Environmental Concerns

There are minimal environmental liabilities related to the work conducted at Fenelon to date. These consist mainly of the smoothing of overburden waste piles and distribution of humus as a top covering. The audited consolidated financial statement of the Corporation as of December 31, 2005 estimate the asset retirement obligation to be a discounted value of $29,624.

Mineral Resource and Mineral Reserve Estimations

In 2004 Taurus and Fairstar commissioned Innovexplo Inc. to prepare an updated geological assessment and mineral resource estimate for the Fenelon Project. The report was entitled “Technical Report on the Resources Evaluation, Fenelon Project,” and was prepared by Carl Pelletier, P.Geo. and Yves Gagnon, P.Eng. (the “2004 Innovexplo Report”) dated September 14, 2004. The 2004 Innovexplo Report provides a subsequent geological assessment and mineral resource estimate for the Fenelon Project and is based on information developed during the mining-test and feasibility-program and contained in earlier reports. The 2004 Innovexplo Report also complies with the requirements of NI 43-101. This technical report has been filed on EDGAR and is available for review in its entirety at www.sec.org. The resource estimate is confined to a volume of the central Discovery zone which is approximately 160 metres long to a depth of 175 metres. This volume has been exposed in test-mine workings and drilled in sufficient detail to allow estimation of a measured and indicated resource. Approximately 80% of the reported resource occurs within 100 metres of the surface. The six veins that comprise this resource remain open to the east and at depth. Further drilling and development is planned to augment the current resource. Resources in this volume are estimated at 4,002 tonnes grading 18.36 grams of gold per tonne in the measured resources category, 51,682 tonnes grading 19.71 grams of gold per tonne in the indicated resources category and 27,245 tonnes grading 12.79 grams of gold per tonne in the inferred category. Total gold content in the measured and indicated categories is estimated at 35,107 contained ounces. Total gold in the inferred category is estimated at 11,204 contained ounces. These figures are estimated on the basis of a 5 g/t goldlower cut-off grade, with high-grade assays cut to 50 g/t gold for the measured resources and to 75 g/t gold for the indicated and inferred resources.

In 2005, Taurus and Fairstar commissioned Innovexplo Inc. to prepare a further geological assessment and mineral resource estimate for the Fenelon Project. The report was entitled “Technical Report on the Resources Evaluation, Fenelon Project,” and was prepared by Carl Pelletier, P.Geo. and Yves Gagnon, P.Eng. (the “2005 Innovexplo Report”) dated January 31, 2005. The 2005 Innovexplo Report indicates that Taurus and Fairstar engaged Steffen, Robertson and Kirsten(Canada) Inc. (SRK), an independent firm to conduct a geological assessment and mineral resource estimate for the Fenelon Project in 2003. This report complies with the requirements of NI 43-101. SRK estimated an indicated resource of 49,550 tonnes grading 11.24 g/t gold and an inferred resource of 38,840 tonnes grading 10.49 g/t gold, which exists in the upper 50 metres of a portion of the Discovery area of the Fenelon Project measuring about 150 metres long and 25 metres wide. This resource has been used as the Fenelon base case for financial and mine planning. Taurus and Fairstar then engaged another independent firm to prepare an assessment report on the Fenelon Project. The assessment report is dated June 3, 2003 and was revised March 15, 2004. For the purposes of the assessment report, the resources previously estimated were assumed to be correct and a base case test mining plan and estimated budget were established and used in the assessment report. The resource estimate contained in this assessment report does not comply with the requirements of NI 43-101.

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
 MEASURED AND INDICATED RESOURCES

The table below uses the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 3A. FENELON MINERAL RESOURCE

Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

Measured & Indicated	47,927	19.61	30,217

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

The table below uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 3B. FENELON MINERAL RESOURCE

Classification	Tonnes	Average Grade (grams/tonne Gold) Au/tonne)	Contained Ounces of Gold

Inferred	27,245	12.79	11,203

Funds Expended on the Fenelon Project by the Fenelon Joint Venture

As at December 31, 2005, a total of approximately $12 million had been expended on the Fenelon Project, which includes acquisition cost allocations.

Future Work

The 2005-2006 program at the Fenelon Property will consist of diamond drilling (1) the Fenelon (Discovery) Deposit to add gold resources by confirming the proposed metallogenic model and testing the immediate extensions of the Deposit, as well as the eastern and western lateral extensions of the Deposit, 1 kilometer away from the known mineralization (Phase 2A); (2) the four first priority target areas, two of which are Iron Formations, one is an Ultramafic - Felsic Tuffs Contact, and the Jérémie Batholith contact (Margin) zone (Phase 2B); and finally (3) the second and third priority targets around the Discovery Deposit and at the regional scale (Phase 2C). A total of 23,000 meters is proposed to execute this program.

Assuming satisfactory results in either Phases 2A or 2B, the Phase 2C program may be changed to suit the Corporation’s needs. The plan is to have Phase 2A and 2B as committed programs, and Phase 3 being optional.

The Fenelon drilling will focus on 7 sectors – Discovery (Fenelon) Deposit (DZ), Discovery West Extension (DWE), Discovery East Extension (DEE), Iron Formation East (IFE), Ultramafic-Felsic Tuff (Contact) Northeast (UFTNE), Iron Formation North (IFN), and Jérémie Batholith Margin (JBM).

The Priority 1 targets amount to 40 drill holes of the 62 total holes for 12,905 meters of the total 22,905 meters in footage. Drilling of the Discovery Deposit is slated to go first (Phase 2A) in November-December 2005; followed by the Discovery West and East Extension in Q1-2006 (Phase 2B). Some of the remaining footage will be used in delineation drilling during Q1/Q2-2006; whereas the remainder will go towards the Priority 2 and 3 targets (Phase 2C). Otherwise, a choice will be available in Q1-2006.

As of February 23, 2006 the Corporation has completed 11,890 meters from a planned 22,000 meter program. The Corporation has now received assay results from 21 of 33 drill holes completed to date that intersect significant gold values along strike and down dip from the Discovery Deposit. The objective of the drill program is to ultimately outline a significant increase in the gold resources on the property.

Highlights include:

  The lateral extension of the Discovery Deposit continues to generate gold intersections, including 6.16 g/t gold over 3.0 meters (FA-270), located 500 meters west of the deposit;

  Down dip extension and/or detection of gold intersections 200 meters below the Discovery Deposit in drill holes FA-264 and FA-266;

  Pyrite-pyrrhotite and sphalerite mineralization, and important volcanic stratigraphy in recent drill holes indicative of a Matagami-type Volcanogenic Massive Sulphide system, over a 5.5 kilometer strike length.

Significant Gold Intercepts

Drill Hole #	From (meters)	To (meters)	Weighted Average Grade (g/t Au / meters)		Weighted Average Grade (oz/t Au / feet)
FA-250	40.7	41.8	1.57	1.1	0.05	3.6
FA-254	115.0	116.2	1.70	1.2	0.05	3.9
FA-255	179.0	188.0	2.49	9.0	0.07	29.5
incl.	180.1	180.9	4.44	0.9	0.13	2.9
incl.	184.1	185.6	4.52	1.5	0.13	4.9
incl.	186.7	188.0	6.24	1.3	0.18	4.3
	197.2	198.2	3.41	1.0	0.10	3.3
FA-256	123.7	124.2	1.26	0.5	0.04	1.6
	174.7	175.2	10.75	0.5	0.31	1.6
	179.5	180.0	42.80	0.5	1.25	1.6
FA-257	89.0	89.7	3.82	0.7	0.11	2.3
FA-258	181.5	182.5	1.18	1.0	0.03	3.3
	230.5	234.0	5.42	3.5	0.16	11.5
incl.	231.0	232.9	9.70	1.9	0.28	6.2
FA-261	250.0	253.0	2.91	3.0	0.09	9.8
incl.	251.0	252.0	5.05	1.0	0.15	3.3
FA-264	52.6	54.6	3.61	2.0	0.11	6.6
incl.	53.5	54.6	5.98	1.1	0.17	3.6
FA-270	180.0	183.0	6.16	3.0	0.18	9.8
incl.	182.0	183.0	14.50	1.0	0.42	3.3
	272.8	273.9	1.88	1.1	0.06	3.6
FA-274	208.3	209.2	2.12	0.9	0.06	2.9
FA-275	143.9	145.4	1.40	0.5	0.04	1.6

*

Grades are uncut. Lengths are measured along the core axis and are not true widths. Results highlighted in bold are new assay intervals. Other assay intervals were previously outlined in a Press Release dated January 15, 2006.

Discussion

The total budget is estimated at Cdn$2.5 million distributed over the three sub-phases covering December 2005 through May 2006. Additional work will be dependent on the outcome of this program.

The Taurus Gold Project

Property Description and Location

The Taurus project (the “Taurus Project”) is a large disseminated gold deposit that covers 800 hectares and is located near the town of Cassiar, in north western British Columbia.

The Taurus Project consists of 46 mining claims (the “Taurus Property”). All of the claims are registered in the name of the Corporation. The claims are all in good standing until September 11 of 2006. Two of them are in good standing for one additional year.

Pursuant to an agreement (the “Sable Agreement”) between Sable Resources Ltd. (“Sable”) and Medallion Resources Ltd (formerly Hera Resources Inc.) dated August 26, 1993 certain mining claims in which Sable had a 100% interest were transferred by Sable to Taurus. At the date of the Sable Agreement, Taurus was already the owner of certain other mining claims in this area which together with the mining claims acquired under the Sable Agreement constitute the Taurus Project. Ten of the Taurus mining claims are subject to a 2.5% NSR royalty payable to Sable.

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

The Taurus Property hosts numerous mineralized quartz veins. These veins were exploited in the early 1980’s as individual sources of ore for a small 150 tonne per day operation. The veins found to date on the Taurus Property tend to be narrow, roughly one metre in thickness. The veins contained coarse gold.

Taurus and a neighbouring operator exploited well-defined mesothermal quartz-carbonate-gold veins, similar to other volcanic-hosted vein systems at Bralorne and in the Mother Lode district of California. These vein systems are characterized by white to clear bull quartz and lesser iron-magnesium carbonate, calcite and traces of sericite. Drilling in 1994 highlighted the potential for low grade, bulk tonnage gold production. Mineralization in this setting falls into two types: pyritic quartz veining and disseminated pyrite.

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

In 1993, Sable extended IP coverage and completed additional trenching. Late in 1993, Sable sold its controlling block of shares in Taurus, to Hera Resources Inc. who finished a trenching and 26-hole diamond drilling program totaling 1554 metres (5099 feet). Trenching tested 6 of 42 geophysical (IP) targets, discovering 3 gold-bearing vein systems (1993-1 to 3), which were subsequently drill-tested. A mineral inventory was calculated by averaging the grades (weighted) and thicknesses for each panel outlined on a specific vein structure. Strike lengths for these panels ranged up to 725 feet with depths up to 325 feet. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

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

In March 1995, Cyprus began diamond drilling on the Taurus Property. Mapping of central portion of the Taurus Property commenced in mid June 1995, with limited trenching on the property. A soil geochemical survey was completed. Preliminary metallurgical testing on 11 composite samples from Taurus Property was designed to test the characteristics of two dominant types of mineralization. Leach tests utilizing cyanide and froth flotation tests were run. A noncompliant 43-101 preliminary resource estimation was completed to quantify potential resources for economic analyses.

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

No significant work programs were completed by Taurus in 1998. In September, Cusac Gold Mines (“Cusac”) entered into an agreement with Taurus to earn up to 70% interest in the Taurus Property by performing a certain minimum amount of exploration and development work over a four-year period and completing a positive feasibility study. In 1999, Cusac completed another noncomliant 43-101 resource calculation. Cusac defined six distinct zones using factors including geography, geology, data density, and amenability to open pit mining methods. Taurus’ agreement with Cusac was terminated on June 8, 2000. A portion of these resources are on claims owned currently by Cusac and are not a part of the current Taurus property.

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

Tailings and waste rock dumps are located on the Taurus property. Having been an underground operation, as opposed to open pit, the waste rock dumps are not very substantial and are located next to underground portals. Tailings are located in two locations. The flotation tailings are primarily quartz with carbonate and hence are quite inert. For the last two years of its operation, the Taurus mine leached flotation concentrate on site. The leach tailings were treated using a method of cyanide destruction and were buried within the phase I tailing impoundment. The mine was reclaimed after closure and there is a $10,000 bond in place to cover any environmental work that may be required in the future. A $22,000 bond is in place to cover the reclamation costs of current exploration programs. Water quality monitoring programs are ongoing.

Mineral Resource and Mineral Reserve Estimations

In 1999 Cusac Gold Mines Ltd. (“Cusac”) in 1999 generated a resource estimate for the Taurus Property. Cusac defined six distinct zones using factors including geography, geology, data density, and apparent amenability to open pit mining methods. These include the 88 Hill, 88 West, Plaza, Sable, Highway Zone, and Taurus West. A portion of some of these zones are on Cusac properties not part of the Taurus Property. The database included 130 drillholes, totalling 18,638 metres. Gemcom Software International Inc. was used to calculate a total mineral inventory, specific gravity of 2.7 was used and samples over 10 grams were cut to 10 grams per tonne. The estimation was made by a person not qualified as a Qualified Person under NI 43-101. The resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101.

Subsequent to December 31, 2005, Wardrop Engineering (“Wardrop”) was commissioned by the Corporation to develop a NI 43-101 compliant resource estimate, which included the seven known zones on the property (Sable, 88 Hill, 88 West, Highway, Taurus West, Taurus Mine and Plaza). The report titled “Technical Report on the Taurus Project, Liard Mining District, British Columbia Resource Estimate and Metallurgical Review” dated February 6, 2006 (the “Wardrop Report”) also included a metallurgical review of the historical testwork conducted to date. The Wardrop Report has been filed and is available for public viewing on EDGAR and SEDAR.

Verification of the database carried out by Wardrop indicates that the database is of a quality that meets industry standards for post 1994 drill holes. These drill holes make up the larger portion of the database. The sampling of the pre-1995 drill holes concentrated on the higher-grade intersections. The database contains a total of 370 drill holes of which approximately 330 lie within the Corporation’s claims. The site review indicated that portions of the core that are logged as either T4 or T2 mineralization contain significant amounts of T3 mineralization. Also, the abbreviations used for the rock codes differ in these earlier drill holes.

Documentation made available to Wardrop indicates that the sampling procedures for the 1995 drill holes onwards meet industry standards. The Wardrop Report advises that it is not possible to comment on the earlier drill holes, as no documentation was available for the pre-1994 drill holes.

The resource estimate in the Wardrop Report is based on drill hole data from the property. Trends of mineralization were established using categorical indicator techniques. A bulk density of 2.7 tonnes per cubic metre was used for determining tonnage.

During the resource estimate unsampled intersections have been set to zero grade. This is likely to result in a conservative estimate, particularly in areas comprised predominantly of pre-1995 drilling. At a cut off grade of 0.50 g/t Au the Wardrop Report calculates that there is an Inferred Mineral Resource of 21.2 million tones at an average Au grade of 1.07 g/t, which equates to a metal content of 724,539 troy ounces of Au. Table 4 summarizes the total mineral resource for the property by area.

Due to the uncertainty of Inferred Mineral Resources it cannot be assumed that all, or any part of this resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration. To justify upgrading of the mineral resource demonstrated economic viability is required.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

THE TABLE BELOW USES THE TERM “INFERRED RESOURCES”. THE CORPORATION ADVISES U.S. INVESTORS THAT WHILE THIS TERM IS RECOGNIZED AND REQUIRED BY CANADIAN REGULATIONS, THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT RECOGNIZE IT. “INFERRED RESOURCES” HAVE A GREAT DEAL OF UNCERTAINTY AS TO THEIR EXISTENCE, AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF AN INFERRED MINERAL RESOURCE WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN RULES, ESTIMATES OF INFERRED MINERAL RESOURCES MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES, EXCEPT IN RARE CASES. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINABLE.

Table 4: Summary of Inferred Mineral Resource Estimate

	Sable			88 Hill			88 West			Highway
Cut Offs	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes*1,000	Au g/t	Au Troy oz
0.50	1,349	1.32	57,306	7,405	1.19	283,969	3,535	0.87	99,219	1,891	1.00	60,611
	Taurus W			Taurus			Plaza			Total
Cut Offs	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes*1,000	Au g/t	Au Troy oz
0.50	3,706	1.02	120,996	2,346	0.99	74,441	917	0.95	27,997	21,150	1.07	724,539

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

These operating statistics represent the best metallurgical data for Taurus T4 material. Subsequent work has been performed by Westcoast Mineral Testing (G. Hawthorn, Dec., 1994), Beattie Consulting, (M. Beattie, March, 1995), and Hazen Research, (April 1996). In a letter to Cusac Gold Mines Ltd. from Hawthorn in 1999 it was stated that: “The material T4 responds very well to bulk sulphide flotation to produce a low-grade (10-15 g/t Au) pyritic rougher concentrate. Gold recovery (Hazen pg. 20/ 8 tests on 8 composites) averaged 94.6% into a 20% by weight rougher concentrate from feed grading 1.7 g/t Au.” Hawthorn also reports that the material responded to direct cyanidation with 67.5% recovery at minus 200 mesh grind for the same composites as above. Leaching is rapid with completion in a few hours. Heap leach tests at one half inch crush produced only 25% recovery. Hazen also reported a 73.4% recovery from minus 400 mesh grinded material.

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

Future Work

Wardrop made the following comments and recommendations for future work at Taurus: The refractory nature of the T3B-type ore has not been fully researched mainly because of the low grades found during the exploration phase. Further testwork is recommended to fully characterize this ore type, and provide more information about the T4 and T3 material, as well as the T2 and T1 types. The recommended tests include the following:

  A detailed mineralogical study to identify the minerals present and to determine the liberation sizes and characterise the mineral associations;

  A systematic sequence of heap leach tests to characterise the extraction potential of gold from this material under heap leach conditions;

  Bioleaching amenability tests on each of the ore types, but particularly on the respective bulk sulphide flotation concentrates;

  Gravity concentration tests using the centrifugal gravity concentrator particularly if coarse gold is present. These tests should then be extended to include cyanidation of the gravity tailings at different cyanide concentrations;

  Cyanide destruction tests on the tailings after the most suitable processing option routes have been identified;

  ABA tests on the tailings of cyanided flotation concentrates;

  Pressure oxidation tests on each of the ore types, as well as the respective bulk flotation concentrates;

  The economic implications of the flotation of cyanidation leach tailings for the recovery of gold into a pyritic concentrate, and the subsequent sale to a smelter, roaster or bioleach plant with credit for the gold content, should be evaluated. This option would be of particular interest in the treatment of T3-type material; and

  Carbon-in-pulp, and/or carbon-in-leach tests on whole-ore T4-type samples, or gravity concentration tailings. These tests would also indicate whether preg-robbing would be expected to occur during the cyanidation process.

A recommended test program outlining the first phase of metallurgical testing would cost approximately $172,500 including metallurgical sample drilling. The T4-type of ore requires metallurgical characterisation in order that process selection and development may follow. However, some basic tests on the other ore types are also recommended. A further, more detailed, phase of the testing of the Taurus ore types will be required should the project develop to the engineering design and pre-construction feasibility stage.

In order to improve the confidence in future resource estimates and to establish a uniform sampling method, Wardrop recommended the following:

  Sampling of low grade intersections and verification of high grade intersections in the pre-1994 drill holes;

  Re-logging of core to establish a common lithological nomenclature and to identify high grade veins and envelopes of low grade mineralization;

  Confirm geological interpretation and correlate with mineralization of high- and lowgrade zones;

  Investigate the grade differences between the various types of drilling; and

  Document/obtain bulk density and recovery information based on lithological and grade criteria.

Further, drilling would be based on results from the above program and may be required prior to recalculating the resource estimate. Further, it is recommended that 1,000 metres of infill drilling be carried out in the 88 Hill area to improve the understanding of the mineralization in that area.

Summary of Estimated Costs

Relogging and Sampling	$60,000
Interpretation	24,000
Sample Analysis	30,000
Travel and Accommodation	20,000
Subtotal	134,000

Metallurgical Drilling	112,500
Metallurgical Testwork	50,000
Subtotal	162,500

Logging and Sampling	20,000
Infill Drilling	125,000
Subtotal	145,000

Total	441,500
Contingency at 10%	44,150
Grand Total	$485,650

Dependent on funding, the Corporation plans to perform the majority of this work in 2006.

Casa Berardi Exploration Portfolio Including Martiniere and Northway

Pursuant to the Option Agreement, described under Fenelon – Property Description, Cyprus granted to Taurus the right to explore certain mineral properties (as described below) and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the “Cyprus Properties”). The Cyprus Properties now owned by the Corporation comprise four properties: the Fenelon Project, Martiniere “D”, Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt. In addition, the Corporation has the option to acquire Cyprus’ interest in the Casa Berardi airborne geophysical survey (the “Survey”), a 77,000-line-kilometre, ultra-high-resolution helicopter survey, held jointly with Fairstar. To earn a 100% interest in the Cyprus Properties and the Survey, the Corporation must make a future payment of US$450,000 in three equal installments of US$150,000 at six month intervals. The first installment is due to be paid on the achievement of Commercial Production from any one of the four properties, the second installment is due to be paid on or before the day that is six months after the achievement of Commercial Production, and the third installment is to be paid on the first anniversary of the achievement of Commercial Production. Upon payment of the US$450,000, the Corporation will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are the subject of the Option Agreement. The Corporation intends to make the required payments when due under the amendment to the Option Agreement. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to the Corporation’s interest in the properties.

The Martiniere Property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon Gold Project is 30 kilometers to the east.

The Northway Project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property covers the eastern extension of Agnico Eagle’s Vezza gold deposit and it is on the Casa Berardi Break or deformation zone, which also hosts the Agnico Eagle, Vior, Golden Hope and Golden Knight gold mines. The property consists of two contiguous claim blocks: the 113-claim, 1,600-hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. International Taurus Resources Inc. acquired the Cyprus Canada 75% interest in these properties in 2000. A 25% interest remains in the hands of Caspian Energy Inc. On the Northway block, there is a 4% Net Smelter Return royalty, which may be bought down to 2%. On the Noyon block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

Gold Bar

The Gold Bar project in Nevada comprises 70 patented and unpatented claims covering 5 square kilometres which are prospective for gold. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production. The Gold Bar properties are located in the Battle Mountain/Eureka mineral trend in Eureka County, 50 kilometres northwest of Eureka, Nevada. They are accessible by vehicle, travelling 33 kilometres west on US 50, then north, 25 kilometres on dirt roads.

The Gold Bar properties cover a past-producing bulk tonnage gold mine. The Corporation has data about the Gold Bar properties from the previous owners of the properties in the 1970s and 1980s, which are viewed by the Corporation as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus the Corporation’s exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization. Several potential drill targets have been identified and may be drilled by the Corporation in the future depending on the size of its exploration budget and which of the Corporation’s various projects appears to management to be of the highest priority.

Northshore Property, Ontario

Pursuant to an exploration license with option to purchase agreement between Taurus and Autotrac Ltd. (“Autotrac”) dated October 15, 1999, Taurus acquired a 100% interest in the Northshore Property. The agreement required Taurus to pay option payments totalling $80,000 over two years which have been paid. All payments and other requirements have been met and Taurus has exercised its option with Autotrac to acquire 100% ownership of the property.

The Northshore Property, which comprises 550 acres of patented mining claims, is situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum 5% NSR royalty is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property. The property is situated in an area of promising exploration potential and will be maintained by the Corporation for future exploration, divesture or joint ventures with third parties.

ITEM 4.A.        UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Corporation has no producing properties and, consequently, has no current operating income or cash flow from its mineral projects.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between the Canadian dollar and the U.S dollar. The Corporation’s financial statements are denominated in Canadian dollars and all references to dollars herein are in Canadian dollars unless otherwise indicated.

The following discussion of operating results and financial position of the Corporation should be read in conjunction with the Corporation’s consolidated financial statements and related notes (see Item 17).

ITEM 5.A.        Operating Results

The Corporation’s working capital as at December 31, 2005 was $5,177,422 compared with a working capital position of $8,750,640 as at December 31, 2004. The decrease in working capital was primarily attributable to increased expenditures levels primarily at the Copperstone and Fenelon gold properties totaling $6,249,577 in the year; the cash repayment of a loan facility and interest aggregating $657,382 and were partially offset by a private placement totaling $4,267,786, net of share issue costs. The loss for the twelve months ended December 31, 2005 was $4,215,960 or $0.06 per share compared with a net loss of $1,219,731 or $0.03 per share for the comparable period in 2004.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

		December 31,
	2005	2004	2003
	$	$	$
Net loss	(4,215,960)	(1,219,731)	(605,214)
Net loss per share	(0.06)	(0.03)	(0.02)
Total cash and cash equivalents	5,413,900	9,467,224	13,406,295
Working capital	5,177,422	8,750,640	13,089,684
Total debt	Nil	Nil	Nil
Total assets	54,428,595	28,688,663	25,006,389
Shareholders’ equity	52,261,765	27,496,142	24,202,178

Year Ended December 31, 2005

For the twelve months ended December 31, 2005, the Corporation had a net loss of $4,215,960 or $0.06 per share compared with a net loss of $1,219,731 or $0.03 per share for the corresponding period in 2004. The increase from the comparable period was primarily attributable to write down of the mineral properties totaling $ 1,742,720 and stock based compensation expense of $733,248 and increased expenditures levels resulting from the Arrangement in both the general and administrative and business development expenditures categories due to increased activity and personnel.

Interest income decreased to $128,185 from $305,827 which was the direct result of decreased cash balances from the comparable period in 2004. General and administrative expenditures increased to $1,228,724 from $993,938 in the comparable period which was the direct result of severance costs totaling $82,500 while office costs increased from $32,215 to $93,546; Legal and accounting increased from $102,276 to $188,643 and insurance costs increased from $41,580 to $93,228 all of which were the direct result of the Arrangement. Public company expenses increased slightly to $357,963 from $343,100 for comparable period due primarily to investor relations initiatives in the year. Increased activity also contributed to increased business development expenses which increased from $108,455 to $262,589 in the year which resulted from the ongoing review of various corporate opportunities.

Exploration expenditures remain at consistent levels from the comparable period and include activity relating to ongoing property evaluations and investigations. Exploration expenditures in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada and Val d’Or, Quebec.

Year Ended December 31, 2004

For the year ended December 31, 2004, Old Bonanza had a net loss of $1,219,731 or $0.03 per share compared with a net loss of $605,214 or $0.02 per share in 2003. The increase from the comparable period was primarily attributable to the increase in both general and administrative expenses and foreign exchange loss which was partially offset from increased interest income.

Interest income increased to $305,827 in 2004 from $152,599 in 2003 which was the direct result of increased cash balances over the comparable period in 2003. General and administrative expenditures increased to $993,938 from $403,222 in the comparable period which was the direct result of increased public company expenses and personnel costs. Increased activity also contributed to $108,455 in 2004 in business development related expenditures associated with the continual review of various corporate development opportunities. Public company expenses increased to $343,100 in 2004 from $121,720 in 2003 which was primarily attributable to increases in investor relations expenses which increased from $48,058 to $198,720 and the payment of director’s fees totaling $73,237. Personnel costs increased from $190,909 in 2003 to $443,700 in 2004 as a direct result of increased personnel and management bonuses totaling $234,225.

Exploration expenditures reflecting those amounts not directly capitalized to mineral properties increased to $343,056 in 2004 from $304,212 in the comparable period reflecting increased activity relating to ongoing property evaluations, investigation and acquisition. The Corporation continues to conduct property evaluations using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also include all costs associated with maintaining the Corporation’s exploration office in Reno, Nevada

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value for its mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore.

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

ITEM 5.B.        Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2005 was $5,177,422 compared with a working capital position of $8,750,640 as at December 31, 2004. Flow-through funds of $3,230,385 are included in working capital and must be spent prior to December 31, 2006 and are restricted to expenditures that qualify as Canadian Exploration Expenditures, as defined in the Income Tax Act (Canada). The decrease in working capital in the period was primarily attributable to increased expenditure levels in the period at the Copperstone, Fenelon and other gold properties totaling $6,249,577, the cash payment of a loan facility and interest aggregating $657,382, and the acquisition related expenditures resulting from the Arrangement. The cash acquired on the Arrangement with Taurus totaled $996,576. The Taurus cash offset a substantial portion of the incremental cash costs related to the Arrangement in the amount of $1,233,605, including $300,000 of cash paid directly to certain creditors of Fairstar. During the year the Corporation also received $1,361,631 in government assistance in connection with the Arrangement as Taurus qualifies for various mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec.

During the twelve months ended December 31, 2005, the Corporation continued its underground and surface drilling program at the Copperstone project. This program phase has been completed and the results of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2005. Total development and exploration expenditures during the period totaled $5,668,826 or $14,934,283 since the program began in 2003.

In connection with the Arrangement, as summarized above, the Corporation, through Taurus, assumed a loan with Stonegate Management Limited (“Stonegate”) for US$1,000,000. On June 1, 2005 the Corporation agreed with Stonegate to revise the terms of the loan agreement whereby the net profits interest would be reduced to 2% on the Fenelon project rather than 6% of 62% of the Fenelon project, repay $US400,000 of principal, pay accrued interest to May 31, 2005 and extend the common share purchase warrants to December 1, 2007. Under the amended terms, the Corporation repaid US$400,000 of principal and accrued interest to May 31,2005 totaling US$231,813 through the issuance of 1,224,551 common shares of the Corporation at a deemed price of Cdn.$0.65 per common share resulting in a gain on debt settlement of $306,392 as a result of the closing price on the date of settlement. The Corporation also agreed to repay the remaining balance of the loan upon the earlier of its next equity financing or December 1, 2005. As a result of the private placement completed on August 5, 2005, described below, the Corporation completely repaid on August 12, 2005, the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942.

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 units at a price of $0.45 per unit totaling $714,600. Each unit consisted of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

On December 29, 2005, the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006 and are subject to a hold period until May 18, 2006. The proceeds are held in escrow for the Corporation and were fully collected in January 2006 and will be used for exploration on the Corporation’s Martiniere gold project.

As at December 31, 2005, the Corporation had cash of $5,413,900 compared to $9,467,224 as at December 31, 2004. The Corporation currently has no debt and has adequate working capital to continue its surface drilling program at the Fenelon gold project designed to expand the known gold resources for purposes of advancing the Fenelon project to the development stage.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration expenditures in 2006 at the Fenelon and Martiniere projects with additional funding required for purposes of the contemplated drilling at the Copperstone project.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$425,000 on November 10, 2005 and after review the Corporation made the decision to return the Pamlico project to the property vendor and recognize a write-down of $1,742,720 for the year ended December 31, 2005.

Ross-Finlay 2000 Inc (“Ross-Finlay”), the mining contractor for the Fenelon test-mining program conducted in 2004, filed before the Superior Court of Quebec, an action for recovery of an account stating that Ross-Finlay was owed and an amount of $401,900 for services rendered. The Corporation disputed Ross-Finlay’s claim and filed a defence and counterclaim in the amount of $390,000. On November 10, 2005 the Corporation negotiated a settlement with Ross-Finlay whereby for the transfer of certain assets held by Ross-Finlay the Corporation agreed to pay $75,000 as final payment for all past services rendered.

ITEM 5.C.        Research and Development, Patents and Licenses, etc.

Not Applicable.

ITEM 5.D.        Trend Information

Management is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material impact on the Corporation’s business other than the summary of risk factors, included in Item 3.D. “Risk Factors”, that are typically inherent in the business of precious metals exploration and development.

ITEM 5.E.        Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

ITEM 5.F.        Contractual Obligations

The following table sets forth the Corporation’s know contractual obligations as at December 31, 2005:

		Payments due by period(1)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations (3)	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch	300,000	30,000	60,000	60,000	150,000
Living Trust on Copperstone Property(4)
Mineral Property Interests – Filing Fees(2)	376,530	62,755	125,510	125,510	62,755
Office Rental Agreement	193,335	64,445	128,890	Nil	Nil
Total	$869,865	$157,200	$314,400	$185,510	$212,755

(1)	All amounts in U.S. dollars

(2)

Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority. Filing fee amount may vary subject to the acquisition or disposal of mineral properties.

(3)

Old Bonanza has entered into Employment Agreements with each of Brian Kirwin and Giulio Bonifacio. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio an amount equal to three years’ salary and benefits of $495,000 and $450,000, respectively.

(4)

Old Bonanza holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by Old Bonanza for one or more ten-year terms at Old Bonanza’s option under the same terms and conditions. Old Bonanza is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.        Directors and Senior Management

The following is information as at March 24, 2006:

Advisor to the Board of Directors

Robert Blakestad, Advisory Board Member

Mr. Blakestad, Highlands Ranch, Colorado, age 59, holds an MSc in geology and is a registered Professional Geologist. He has over 30 years of world-wide mining exploration and development experience. He was President and Chief Executive Officer of Taurus from April 1998 to November 2004. Mr. Blakestad is presently Vice President, Exploration for Apex Silver Mines Limited; Vice President, Exploration of Amax Gold Inc. from January 1996 to April 1998; and he also has held management positions with Homestake Mining Company. Mr. Blakestad is currently Advisor to the Board of Directors to the Corporation.

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 63, holds a M.Sc. in Geology, has been Chairman, Viceroy Exploration Ltd. since April 2003, past President March 2003 to December 2003; Chairman Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003. Mr. Netolitzky was appointed to the Board of Directors on June 11, 2004.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 56, holds an MBA, is a registered Professional Engineer and is Vice-President, Corporate Development & Chief Financial Officer, Yukon Zinc Corporation, Pacifica Resources Ltd. and StrataGold Corporation, Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a director of Yukon Zinc Corporation and Pacifica Resources Ltd., both of which are currently listed on the TSX Venture Exchange.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 58, holds a B.Sc. degree in Economics and has been a director of Taurus since 1996. Mr. Bagwell has 35 years of experience managing and working with many public and private companies. Mr. Bagwell is a founder and has been principal of Global Service Group, LLC, an asset management company, since June 1998. From August 1980 to May 1998, Mr. Bagwell was Executive Vice President of Diamond Hill Plywood Co. a large privately owned wholesale distribution business located in southeastern United States. In February 2004, Mr. Bagwell was a cofounder of a large hydroponicsfarm located in Florida. Mr. Bagwell also oversees Jireh International Ministries his own private, not for profit, charitable company that is involved in feeding programs for children throughout the world and a prisoner support program in the central Florida prison system. Mr. Bagwell is a member of the Corporation’s Audit Committee.

Donald Lay, Director

Mr. Lay, Vancouver, British Columbia, age 46, holds a B.Sc. and has been a director of Taurus since 2001. He is a principal of One Degree Capital, a corporate finance boutique that works with emerging public and private companies since 2000. Mr. Lay is also the Chief Executive Officer of Contec Innovations Inc. since May, 2005. Previously, he was the Manager of Investor Relations with Forbes Medi-Tech from 1998 to 2000, and Managing Director of Portfolio Partners Capital Corp. from 1994 to 1997. He is currently a member of the audit committee of Taurus and is currently a member of the Board of Directors of Contec Innovations Inc. and Medallion Resources Ltd., both of which are listed on the TSX Venture Exchange.

Carl Ravinsky, Director

Mr. Ravinsky, Montreal, Quebec, age 55, is a lawyer with the Quebec law firm of Desjardins, Ducharme, Stein Monast and has been a director of Fairstar since 1993. Mr. Ravinsky has been practicing business law since 1975 and is currently qualified to practice law in Quebec, Ontario and Alberta. Mr. Ravinsky is a member of the Corporation’s Audit Committee.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 44, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin is also currently a member of the board of directors of Mesa Uranium Corp. a company listed on the TSX Venture Exchange.

Giulio T. Bonifacio, Executive Vice President, Chief Financial Office (“CFO”), Director

Mr. Bonifacio, Vancouver, British Columbia, age 45, is a Certified General Accountant and has been Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of Earthworks Industries Inc., a company listed on the TSX Venture Exchange. Mr. Bonifacio is also currently a member of the board of directors of Mesa Uranium Corp. a company listed on the TSX Venture Exchange.

Joe G. Kircher, Vice President, Chief Operating Officer (“COO”)

Mr. Kircher, Reno, Nevada, age 47, is a Mining Engineer and has been Vice President, and Chief Operating Officer since April 2004; General Manager – Mining Division, Washington Group International Inc. 2003 to 2004; General Manager, Kinross Gold Corporation from 1999 to 2002; Vice President, Operations, Dakota Mining Corporation from 1996 to 1998; Vice President, Operations, Consolidated Nevada Goldfields Corporation 1991 to 1995.

Robert Hawkins, Vice President Explorations

Mr. Robert Hawkins, Nevada, age 62, is a Professional Geologist and has been Vice President, Exploration of the Corporation since January 31, 2006; Vice President, Exploration for Metallic Ventures Gold Inc. from 1998 to 2005; Vice President, Exploration for Cobre Mining Company from 1993 to 1998.

Foster V. Wilson, Vice President Corporate Development

Mr. Wilson, Reno, Nevada, age 46, is a Professional Geologist and has been Vice President, Corporate Development of Bonanza since May 2003; Consulting geologist 2000 to 2003; Former member of technical services group at Placer Dome Exploration 1990 to 1999; Former exploration geologist with Echo Bay Exploration 1985-1990. Mr. Wilson is also currently a member of the board of directors of Mesa Uranium Corp. a company listed on the TSX Venture Exchange.

Joe Chan, Vice President, Controller

Mr. Joe Chan, Vancouver, age 57, is a Certified Management Accountant, and has been Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accoutant for Compania Minera Antamina SA, Peru from 1998 to 2002.

CERTAIN AFFILIATIONS

Some of the directors of the Corporation are also directors and officers of other corporations. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such other corporations. All such conflicts must be disclosed by them in accordance with the BCA, and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

As of March 24, 2006, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Position	Period
Robert McKnight	Yukon Zinc Corporation and StrataGold Corporation Pacifica Resources Ltd. American Bonanza Gold Corp. AMEC Americas Ltd. Finisterre Holdings Inc.	Vice President, Corporate Development & CFO; Director, Yukon Zinc Corp. Vice President, Corporate Development & CFO, Director Director Manager, Financial Services Director, Principal and President	Feb 2004 to Present Dec 2004 to Present May 2003 to Present Sep 2003 to Jan 2004 1996 to Present
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp. 607792 British Columbia Ltd Boni Holdings (1982) Ltd.	Director Director Secretary and Director President and Director	Feb 2002 to Present Dec. 2005 to Present June 2000 to Present 1991 to Present
Brian Kirwin	607792 British Columbia Ltd. Mesa Uranium Corp.	President and Director Director	June 2000 to Present Dec. 2005 to Present

Name of Director/Officer	Corporation	Position	Period
Ronald Netolitzky	Viceroy Exploration Ltd.
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
Sept 1997 to Present
Aug 1998 to Present
Sept 2003 to Present
May 2004 to Present
July 1989 to Present
Dec 2003 to Present
Aug 1990 to Present
Aug 1995 to Present
Nov 2004 to Present
April 1983 to Present
Aug 1989 to Present
Donald Lay	Medallion Resources Ltd. Contec Innovations Inc. International Taurus Resources Inc.	Director Director Director	April 25, 2001 July 2002 to Present 2001 to Present
James F. Bagwell	Global Service Group	Partner	June 1998 to Present
Carl Ravinsky	FairWest Energy Corporation Northern Precious Metals 2004 Limited Partnership Fairstar Explorations Inc.	Director Director Director	Aug 2005 to Present Oct 2004 to Present 1993 to Present

Brian Kirwin, Giulio Bonifacio, Foster Wilson, Joe Kircher, Robert Hawkins and Joe Chan devote approximately 95% of their time to the affairs of the Corporation. The independent directors devote approximately 5% of their time to the affairs of the Corporation.

ITEM 6.B.        Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2005, in respect of each of the individuals who were, as of December 31, 2005, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compensa tion
Brian P. Kirwin(2) President, CEO	2005	165,000	50,000	Nil	Nil	Nil	Nil
Giulio T. Bonifacio(2) Executive Vice President, CFO	2005	150,000	25,000	Nil	Nil	Nil	Nil
Foster Wilson VP Corporate Development	2005	102,000	Nil	Nil	Nil	Nil	Nil
Joe Kircher Vice President, COO	2005	144,000	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

(2)	Mr. Kirwin’s and Mr. Bonifacio’s annual compensation amounts are based on employment contracts with Old Bonanza.

Compensation of Directors

Prior to April 1, 2005, independent directors were paid US$15,000 per annum with a further US$2,000 per meeting attended. Additionally and subject to regulatory approval, the independent members of the board were to receive the equivalent of US$15,000 in common shares of Old Bonanza with the resulting number of shares to be determined on the basis of the weighted average closing price of Old Bonanza’s shares in each previous calendar year as quoted on the TSX Venture Exchange. No such shares were issued.

Effective April 1, 2005, independent directors’ compensation was reduced to CDN$15,000 per annum and stock options to purchase up to 75,000 common shares of the Corporation.

Except as disclosed herein, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with the Corporation’s stock option plan and the policies of the TSX.

Stock Options

The Corporation has in place a stock option plan (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options may be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than five years after the date of grant of such option.

As at December 31, 2005, the Corporation has granted rights to purchase or acquire an aggregate of 7,000,000 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2005 as traded on the TSX was $0.57.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2005 are as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)(1)	Date of Grant	Exercise Price $(1)	Expiry Date	Market Value on Date of Grant(1)
Brian P. Kirwin	265,000 325,000 137,500 543,750 851,250	March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003 May 5, 2005	$0.40 $0.68 $1.24 $1.68 $0.43	March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008 May 5, 2010	$0.40 $0.68 $1.24 $1.68 $0.43
Giulio T. Bonifacio	175,000 337,500 112,500 543,750 801,250	March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003 May 5, 2005	$0.40 $0.68 $1.24 $1.68 $0.43	March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008 May 5, 2010	$0.40 $0.68 $1.24 $1.68 $0.43
Robert McKnight(2)	62,500 25,000 75,000	May 9, 2003 October 27, 2003 July 14, 2005	$1.16 $1.68 $0.45	May 9, 2008 October 27, 2008 July 14, 2010	$1.16 $1.68 $0.45
Ronald Netolitzky(3)	75,000	July 14, 2005	$0.45	July 14, 2010	$0.45
Joe Kircher	250,000 500,000	May 17, 2004 May 5, 2005	$1.20 $0.43	May 17, 2009 May 5, 2010	$1.20 $0.43
Foster Wilson(4)	62,500 62,500 25,000 162,500 250,000	March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003 May 5, 2005	$0.40 $0.68 $1.24 $1.68 $0.43	March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008 May 5, 2010	$0.40 $0.68 $1.24 $1.68 $0.43
Donald Lay(5)	75,000 50,000 20,000 30,000	July 14, 2005	$0.45 $0.50 $1.50 $1.15	July 14, 2010 Sept 10, 2011 Jan 8, 2009 Oct 25, 2009	$0.45 $0.50 $1.50 $1.15
James F. Bagwell(6)	75,000 40,000 50,000 20,000 30,000	July 14, 2005	$0.45 $1.10 $0.50 $1.50 $1.15	July 14, 2010 Apr 30, 2008 Sept 26, 2010 Jan 8, 2009 Oct 25, 2009	$0.45 $1.10 $0.50 $1.50 $1.15
Carl Ravinsky(7)	75,000	July 14, 2005	$0.45	July 14, 2010	$0.45

Notes

(1)	All options and prices reflect the adjusted amount as per the Plan of Arrangement.

(2)	On January 31, 2006 the Corporation granted Robert McKnight 25,000 stock options with an exercise price of $0.71, expiring January 31, 2011.

(3)	On January 31, 2006 the Corporation granted Ronald Netolitzky 25,000 stock options with an exercise price of $0.71, expiring January 31, 2011.

(4)	On January 31, 2006 the Corporation granted Foster Wilson 150,000 stock options with an exercise price of $0.71, expiring January 31, 2011.

(5)	On January 31, 2006 the Corporation granted Donald Lay 25,000 stock options with an exercise price of $0.71, expiring January 31, 2011.

(6)	On January 31, 2006 the Corporation granted James Bagwell 25,000 stock options with an exercise price of $0.71, expiring January 31, 2011.

(7)	On January 31, 2006 the Corporation granted Carl Ravinsky 25,000 stock options with an exercise price of $0.71, expiring January 31, 2011.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following summaries of the employment agreements entered into with Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio are not complete and are qualified in their entirety by reference to the full text of each such agreement.

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 pursuant to which the Corporation agreed to pay Mr. Kirwin a base annual salary currently at US$165,000, benefits and bonus, and to pay Mr. Bonifacio a base annual salary currently at US$150,000, benefits and bonus. Each year during the term of these Agreements, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio an amount equal to three years’ salary and benefits.

ITEM 6.C.        Board Practices

The directors of the Corporation are elected annually by shareholders at each annual general meeting of the Corporation. Members of the Corporation’s management are appointed by the Corporation’s board and serve until they resign or are replaced by the board.

The Audit Committee of the board functions pursuant to a charter adopted by the board. The function of the Audit Committee generally is to oversee the audit of the Corporation’s financial statements performed by the Corporation’s independent auditors and to recommend the selection of independent auditors. The Audit Committee also assists the board of directors of the Corporation in carrying out its responsibilities relating to the Corporation’s financial, accounting and reporting processes, the Corporation’s system of internal accounting and financial controls, the Corporation’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Corporation and related parties. The members of the Audit Committee are Robert McKnight, Carl Ravinsky and James Bagwell. The Audit Committee meets at least once per quarter.

The board has also established a Compensation Committee, which functions pursuant to a charter adopted by the board. The function of the Compensation Committee generally is to assist the board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Corporation’s base compensation structure and equity-based compensation programs, recommending compensation of the Corporation’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives. The members of the Compensation Committee are James Bagwell, Robert McKnight and Ronald Netolitzky.

ITEM 6.D.        Employees

The Corporation currently has eight employees of whom six are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Giulio Bonifacio, Executive Vice President and Chief Financial Officer
Joe Kircher, Vice President and Chief Operating Officer
Foster Wilson, Vice President, Corporate Development.
Robert Hawkins, Vice President, Exploration
Joe Chan, Vice President, Controller

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

ITEM 6.E.        Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 24, 2006:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 1,628,119 Options: 2,122,500 Warrants: nil	1.9%
Giulio Bonifacio Vancouver, B.C. Executive VP, CFO & Director	Common Shares: 1,045,930 Options: 1,970,000 Warrants: nil	1.2%
Robert McKnight North Vancouver, B.C. Director	Common Shares: Nil Options: 187,500 Warrants: Nil	0%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Ronald Netolitzky Victoria, B.C. Director	Common Shares: Nil Options: 100,000 Warrants: Nil	0%
Foster Wilson, Reno, Nevada VP Corporate Development	Common Shares: 33,937 Options: 712,500 Warrants: Nil	0%
Joe Kircher, Reno, Nevada VP, COO	Common Shares: 27,750 Options: 750,000 Warrants: Nil	0%
Donald Lay Director	Common Shares: 252,600 Options: 200,000 Warrants: 125,000	0%
James Bagwell, Director	Common Shares: 90,000 Options: 240,000 Warrants: nil	0%
Carl Ravinsky, Director	Common Shares: 369,700 Options: 100,000 Warrants: nil	0%

Notes

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 31, 2005, based upon information furnished by the respective shareholders.

(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)	No stock options have been exercised subsequent to December 31, 2005.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the directors and Named Executive Officers of the Corporation and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Brian P. Kirwin	Nil	Nil	265,000 Common Shares at $0.40 per
share expiring March 4, 2007
325,000 Common Shares at $0.68 per
share expiring December 6, 2007
137,500 Common Shares at $1.24 per
share expiring February 24, 2008
543,750 Common Shares at $1.68 per
share expiring October 27, 2008
851,250 Common Shares at $0.43 per
			share expiring May 5, 2010	45,050 Nil Nil Nil 119,175
Giulio T. Bonifacio	Nil	Nil	175,000 Common Shares at $0.40 per
share expiring March 4, 2007
337,500 Common Shares at $0.68 per
share expiring December 6, 2007
112,500 Common Shares at $1.24 per
share expiring February 24, 2008
543,750 Common Shares at $1.68 per
share expiring October 27, 2008
801,250 Common Shares at $0.43 per
			share expiring May 5, 2010	29,750 Nil Nil Nil 112,175
Robert McKnight(2)	Nil	Nil	62,500 Common Shares at $1.16 per share expiring May 9, 2008 25,000 Common Shares at $1.68 per share expiring October 27, 2008 75,000 Common Shares at $0.45 per share expiring July 14, 2010	Nil Nil 9,000
Ronald Netolitzky(3)	Nil	Nil	75,000 Common Shares at $0.45 per share expiring July 14, 2010	9,000
Joe Kircher	Nil	Nil	250,000 Common Shares at $1.20 per share expiring May 17, 2009 500,000 Common Shares at $0.43 per share expiring May 5, 2010	Nil 70,000

Foster Wilson(4)	Nil	Nil	62,500 Common Shares at $0.40 per
share expiring March 4, 2007
62,500 Common Shares at $0.68 per
share expiring December 6, 2007
25,000 Common Shares at $1.24 per
share expiring February 24, 2008
162,500 Common Shares at $1.68 per
share expiring October 27, 2008
250,000 Common Shares at $0.43 per
			share expiring May 5, 2010	10,625 Nil Nil Nil 35,000
Donald Lay(5)	Nil	Nil	75,000 Common Shares at $0.45 per share expiring July 14, 2010	9,000
James Bagwell(6)	Nil	Nil	75,000 Common Shares at $0.45 per share expiring July 14, 2010	9,000
Carl Ravinksy(7)	Nil	Nil	75,000 Common Shares at $0.45 per share expiring July 14, 2010	9,000

Note:

(1)

Based on the closing price on December 31, 2005 of $0.57 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2005 and the exercise price.

(2)	On January 31, 2006 the Corporation granted Robert McKnight 25,000 stock options with an exercise price of $0.71.
(3)	On January 31, 2006 the Corporation granted Ronald Netolitzky 25,000 stock options with an exercise price of $0.71.
(4)	On January 31, 2006 the Corporation granted Foster Wilson 150,000 stock options with an exercise price of $0.71.
(5)	On January 31, 2006 the Corporation granted Donald Lay 25,000 stock options with an exercise price of $0.71.
(6)	On January 31, 2006 the Corporation granted James Bagwell 25,000 stock options with an exercise price of $0.71.
(7)	On January 31, 2006 the Corporation granted Carl Ravinsky 25,000 stock options with an exercise price of $0.71.

No options were exercised by directors or Named Executive Officers during the most recently completed financial year.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.        Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 24, 2006:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Goldcorp Inc. Toronto, ON	4,336,364	5.05%

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation in 2004:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Goldcorp Inc. Toronto, ON	17,345,454	9.2%
Sprott Asset Management Toronto, ON	12,500,860	6.6%

As at March 24, 2006, the Corporation had 1,420 registered shareholders in the United States, holding a total of 6,735,708 common shares representing 7.9% of the total issued and outstanding shares of the Corporation.

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

ITEM 7.B.        Related Party Transactions

Except as disclosed herein, the Corporation did not enter into any related party transactions in 2005.

ITEM 7.C.        Interests of Experts and Counsel

Not Applicable.

ITEM 8.             FINANCIAL INFORMATION

ITEM 8.A.        Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 17:

  Reports of Independent Auditors;

  Consolidated Balance Sheets as at December 31, 2005 and 2004;

  Consolidated Statements of Operations and Deficit as at December 31, 2005, 2004 and 2003;

  Consolidated Statements of Cash Flow as at December 31, 2005, 2004 and 2003; and

  Notes to the Consolidated Financial Statements.

There are no legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on the Corporation’s financial position or profitability.

The Corporation and its subsidiaries are not a party to any legal proceedings the outcome of which could have a material adverse effect on the Corporation. There was a claim made December 16, 2004 by Ross-Finlay which was settled in 2005. Ross-Finlay, the mining contractor for the Fenelon test-mining program conducted in 2004, filed, before the Superior Court of Quebec in the judicial district of Abitibi, an action for recovery of an account stating that Taurus owes to Ross-Finlay an amount of $401,900. Taurus disputed Ross-Finlay’s claim, and filed a defence and counterclaim for approximately $400,000. The amount claimed by Ross-Finlay was recorded as a contingent liability in accounts payable as at March 31, 2005 on the accounts of the Corporation. In November 2005, the Corporation settled the lawsuit with a payment of $75,000 which also included the mining contractor transferring ownership of a number of assets currently located at Fenelon to the Corporation.

The Corporation has not in the past paid and does not anticipate paying any dividends in the future. The payment of dividends is at the discretion of the board of directors of the Corporation.

ITEM 8.B.        Significant Changes

Except as disclosed in this Annual Report on Form 20-F, there have been no significant changes since the date of the Corporation’s financial statements.

ITEM 9.             THE OFFERING AND LISTING

ITEM 9.A.        Offer and Listing Details

The common shares of Old Bonanza were listed and posted for trading on the TSX Venture Exchange until March 30, 2005, at which time the common shares of the Corporation as the successor to Old Bonanza pursuant to the Arrangement were listed and posted for trading on the TSX. See Item 4.A. “History and Development of the Corporation – Plan of Arrangement” for more information relating to the Arrangement. The following table sets forth the annual high and low closing prices, in Canadian dollars, for the shares of Old Bonanza as the predecessor to the Corporation on the TSX Venture Exchange and the Corporation on the TSX for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2005	0.69	0.355
December 31, 2004	0.375	0.145
December 31, 2003	0.485	0.22
December 31, 2002	0.26	0.03
December 31, 2001	0.11	0.03

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years for the shares of Old Bonanza as the predecessor to the Corporation on the TSX Venture Exchange and the Corporation on the TSX:

Fiscal 2004	High	Low
First Quarter	0.395	0.24
Second Quarter	0.27	0.155
Third Quarter	0.22	0.14
Fourth Quarter	0.25	0.165

Fiscal 2005	High	Low
First Quarter	0.46	0.185
Second Quarter	0.69	0.355
Third Quarter	0.69	0.36
Fourth Quarter	0.69	0.41

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February 2006	0.77	0.53
January 2006	0.78	0.56
December 2005	0.60	0.43
November 2005	0.52	0.41
October 2005	0.69	0.44
September 2005	0.69	0.465

The common shares of the Corporation also trade on the pink sheets in the United States. The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of Old Bonanza as the predecessor to the Corporation and the Corporation on the pink sheets for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2005	0.60	0.113
December 31, 2004	0.344	0.1099
December 31, 2003	0.35	0.13
December 31, 2002	0.17	0.0281
December 31, 2001	0.1458	0.01

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of Old Bonanza as the predecessor to the Corporation and the Corporation on the pink sheets:

Fiscal 2004	High	Low
First Quarter	0.344	0.17
Second Quarter	0.20	0.115
Third Quarter	0.146	0.1099
Fourth Quarter	0.20	0.125

Fiscal 2005	High	Low
First Quarter	0.50	0.113
Second Quarter	0.56	0.29
Third Quarter	0.60	0.30
Fourth Quarter	0.60	0.26

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the pink sheets for the last six months:

	High	Low
February 2006	0.65	0.46
January 2006	0.70	0.49
December 2005	0.52	0.26
November 2005	0.44	0.34
October 2005	0.60	0.37
September 2005	0.60	0.38

ITEM 9.B.        Plan of Distribution

Not Applicable.

ITEM 9.C.        Markets

The Corporation’s common shares were listed and posted for trading on the TSX effective March 31, 2005, prior to which the shares of Old Bonanza were listed and posted for trading on the TSX Venture Exchange. Such shares are also listed for trading on the pink sheets.

ITEM 10.           ADDITIONAL INFORMATION

ITEM 10.B.       Notice of Articles and Articles of Incorporation

Incorporation

The Corporation was incorporated in the Province of British Columbia, Canada under Certificate of Incorporation No. BC0710887 on December 10, 2004 and changed its name to American Bonanza Gold Corp. on February 10, 2005. The Corporation does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Corporation is, by such corporate laws, entitled to carry on any activities whatsoever, other than those specifically precluded under the laws of the Province of British Columbia.

Powers and Functions of Directors

Pursuant to the Corporation’s Articles of Incorporation, a director who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Corporation has entered or proposes to enter, is liable to account to the Corporation for any profit that accrues to the director or senior officer under or as a result of the contract or transaction to the extent provided in the BCA. A director who holds a disclosable interest in such a contract or transaction is not entitled to vote on any director’s resolution to approve the contract or transaction, except in certain limited circumstances.

Pursuant to the BCA and the Corporation’s Articles of Incorporation, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation.

Pursuant to the requirements of the BCA, a person must be not less than 18 years of age to act as a director of a British Columbia company. There are no provisions for the retirement or non-retirement of directors under an age limit. There are no requirements under the BCA or the Corporation’s Articles of Incorporation that a director be a shareholder of the Corporation.

Rights and Restrictions Attached to Shares

The common shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares. All of the common shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of a liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of common shares. Subject to the BCA, the directors may from time to time declare and authorize the payment of dividends. The Corporation may also issue Class A preferred shares in one or more series with special rights and restrictions. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

Alteration of Share Rights

Pursuant to the BCA and the Corporation’s Articles of Incorporation, to change the rights of holders of the Corporation’s shares requires the approval of shareholders by a special resolution.

Shareholder Meetings

The directors of the Corporation must hold an annual general meeting at least once in each calendar year and may, whenever they think fit, call a meeting of shareholders at such location inside or outside British Columbia, as they determine. Notice to shareholders must be provided at least 21 days before any such meeting.

Ownership of Securities

There are no limitations on the right to own shares of the Corporation imposed by foreign law or the constituent documents of the Corporation.

ITEM 10.C.       Material Contracts

The following summaries of the employment agreements entered into with Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio are not complete and are qualified in their entirety by reference to the full text of each such agreement.

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 pursuant to which the Corporation agreed to pay Mr. Kirwin a base salary currently at US$165,000, benefits and bonus, and to pay Mr. Bonifacio a base salary currently at US$150,000, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio an amount equal to three years’ salary and benefits. Copies of these employment agreements were previously filed on EDGAR (www.sec.gov) with Old Bonanza’s Annual Report for the year ended December 31, 2003 as Exhibits 4.1 and 4.2.

Old Bonanza entered into the Arrangement Agreement with Taurus, Fairstar, FairstarSub and the Corporation on December 22, 2004 which was previously filed with Old Bonanza’s Annual Report for the year ended December 31, 2003.

ITEM 10.D.       Exchange Controls

The Corporation is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a nonresident holder of common shares of the Corporation, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the material features of the Investment Act for a nonresident who proposes to acquire a controlling number of the Corporation’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Corporation does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Corporation’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.

An investment in the Corporation’s common shares by a non-Canadian (other than a “WTO investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, was over CDN$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Corporation.

An investment in the common shares of the Corporation by a WTO investor, or by a non-Canadian when the Corporation was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2006 equals or exceeds CDN$265 million. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Corporation. The acquisition of less than a majority but one-third or more of such common shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes the Corporation will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the common shares of the Corporation would be exempt from the Investment Act, including (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities, (b) an acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and (c) an acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of the common shares, remained unchanged.

ITEM 10.E.       Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Corporation by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada, deals at arm’s length with the Corporation, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividend

Dividends paid or deemed to be paid or credited by the Corporation to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Corporation’s voting shares).

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is “taxable Canadian property” to the holder thereof, and the U.S. Holder is not entitled to relief under the Treaty.

A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Corporation. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE CORPORATION’S COMMON SHARES.

Material United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See Item 10 “Additional Information – Canadian Federal Income Taxation” and “Certain United States Federal Income Tax Consequences”.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Corporation who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Corporation

U.S. Holders, who do not fall under any of the provisions contained within the “Other Consideration for U.S. Holders” section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Corporation

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the common shares of the Corporation. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled corporation, see “Controlled Foreign Corporation Status” below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Corporation. These Foreign Investment Company rates were repeated effective December 31, 2004.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation under one of three alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Corporation believes that it is presently a PFIC.

Each U. S. Holder who holds stock in a PFIC must determine under which of the alternative tax methods the U.S. Holder wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro-rata share of the Corporation’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Corporation taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible “personal interest.”

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Corporation is a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits. Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Corporation no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Corporation is a PFIC and the U.S. Holder holds shares of the Corporation) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

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

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.”

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

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation, the Corporation would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Corporation and the Corporation’s earnings invested in “U.S. property” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Corporation by such a 10% U.S. Holder of Corporation at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Corporation may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

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

ITEM 10.H.       Documents on Display

All material contracts may be inspected on SEDAR at www.sedar.com and at the Corporation’s corporate head office at 305 – 675 West Hastings Street, Vancouver, British Columbia, during normal business hours.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Applicable.

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.           CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s corporate governance policies.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation was made known to them by others within the Corporation during the period in which this Form 20-F was being prepared.

There were no changes during the period covered by this Annual Report in the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

ITEM 16.A.       Audit Committee Financial Expert

The Corporation’s Board of Directors has determined that Mr. Robert McKnight fulfills the role of a Financial Expert on the Corporation’s audit committee. Mr. McKnight is “independent” as the term is defined under the applicable rules of the American Stock Exchange. Mr. McKnight has a Master’s in Business Administration and has experience in financial, accounting and taxation matters. Mr. McKnight is the Chief Financial Officer for Yukon Zinc Corporation and Pacifica Resources Ltd. both publicly traded companies on the TSX Venture Exchange. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.

ITEM 16.B.       Code of Ethics

The Corporation has adopted a Code of Ethics that applies to all employees, officers and directors of the Corporation and its subsidiaries, all of whom are expected to abide by the principle that standards of personal behavior should at all times reflect credit on the Corporation and the mining/exploration industry in general. No amendments or waivers to the Code of Ethics has been made since its adoption.

The Code of Ethics is filed as an exhibit to this Annual Report. The Corporation will provide a copy of the Code of Ethics to any person, upon written request to the Secretary of the Corporation at its address at 305 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2.

ITEM 16.C.       Principal Accountant Fees and Services

	Year ending December 31, 2005	Year ending December 31, 2004(1)	Year ending December 31, 2003(2)
Audit Fees	50,000	133,500	17,450
Audit-related fee	Nil	Nil	Nil
Tax services – Canadian	Nil	Nil	2,000
Tax services – US	Nil	Nil	2,000
All other fees	Nil	Nil	Nil
Total fees billed	50,000	133,500	21,450

(1)

Old Bonanza’s auditors for the fiscal year ending December 31, 2004 was KPMG LLP, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by KPMG LLP. under each of the categories indicated in the table is described below.

(2)

Old Bonanza’s auditors for the fiscal year ending December 31, 2003 was Tony M. Ricci, Inc. Chartered Accountants. Full- time, permanent employees of the auditor perform all services. The nature of the services provided by Tony M. Ricci, Inc. under each of the categories indicated in the table is described below.

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

ITEM 16.D.       Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16.E.       Purchases of Equity Securities by the Issuer and Affiliated Purchases

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during 2005.

PART III

ITEM 17.           FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2005 and 2004

Consolidated Statements of Operations and Deficit and Statements of Cash Flows, all for the fiscal years ended December 31, 2005, 2004, and 2003

Notes to Consolidated Financial Statements

American Bonanza Gold Corp.

Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

Together with Auditors’ Report

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of American Bonanza Gold Corp

We have audited the accompanying consolidated balance sheets of American Bonanza Gold Corp. as of December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bonanza Gold Corp. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2004.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 13 to the consolidated financial statements.

The comparative figures as at December 31, 2003 and for the year then ended were reported on by another firm of chartered accountants.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 3, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)

December 31	2005	2004
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5,413,900	9,467,224
Amounts receivable (note 5)	947,649	55,454
Prepaid expenses	83,814	81,629
Marketable securities (note 6)	10,200	10,200
	6,455,563	9,614,507
MINERAL PROPERTIES (note 7)	47,947,666	18,826,688
DEFERRED ACQUISITION COSTS (note 2)	-	216,958
OFFICE EQUIPMENT, net	25,366	30,510
	54,428,595	28,688,663
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 5)	1,278,141	863,867
ASSET RETIREMENT OBLIGATION	29,624	-
FUTURE INCOME TAXES (note 12)	859,065	328,654
	2,166,830	1,192,521
SHAREHOLDERS' EQUITY
Share capital (note 9)	51,124,817	42,501,881
Flow-through common share subscription (note 9)	300,000	-
Contributed surplus (notes 3 and 9)	4,702,772	3,328,077
Cumulative currency translation adjustment	43,031	43,031
Deficit	(3,908,855)	(18,376,847)
	52,261,765	27,496,142
	54,428,595	28,688,663

NATURE OF OPERATIONS (note 1)
SUBSEQUENT EVENT (note 9)
CONTINGENT LIABILITY (note 7(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)

For the years ended December 31	2005	2004	2003

	$	$	$

EXPENSES (INCOME)
General and administrative (note 10)	1,288,724	993,938	403,222
Stock-based compensation (note 9)	733,248	-	-
Exploration	384,020	343,056	304,212
Business development	262,589	108,455	93,100
Foreign exchange	67,806	55,112	(56,152)
Interest	60,450	-	-
Amortization	26,015	12,697	11,931
Write-down of mineral properties (note 7)	1,742,720	-	-
Write-down of marketable securities	-	12,300	1,500
Gain on debt settlement (note 8)	(306,392)	-	-
Interest income and other	(128,185)	(305,827)	(152,599)
	4,130,995	1,219,731	605,214

LOSS FOR THE YEAR BEFORE INCOME TAXES	(4,130,995)	(1,219,731)	(605,214)

INCOME TAXES (note 12)	84,965	-	-

LOSS FOR THE YEAR	(4,215,960)	(1,219,731)	(605,214)

DEFICIT, beginning of year	(18,376,847)	(14,282,149)	(13,676,935)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (notes 3 and 9)	-	(2,874,967)	-

ELIMINATION OF ACCUMULATED DEFICIT (note 9)	18,683,952	-	-
DEFICIT, end of year	(3,908,855)	(18,376,847)	(14,282,149)

LOSS PER COMMON SHARE
Basic and diluted	(0.06)	(0.03)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES (note 4)	72,356,898	45,528,057	30,773,747

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)

For the years ended December 31	2005	2004	2003

	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(4,215,960)	(1,219,731)	(605,214)
Items not affecting cash
Amortization	26,015	12,697	11,931
Foreign exchange gain on foreign denominated debt	-	-	(195,337)
Gain on debt settlement	(306,392)	-	-
Stock-based compensation	733,248	-	-
Write-down of mineral properties	1,742,720	-	-
Write-down of marketable securities	-	12,300	1,500
Future income taxes	84,965	-	-
Accretion of asset retirement obligation	7,252	-	-
	(1,928,152)	(1,194,734)	(787,120)
Changes in non-cash operating accounts
Amounts receivable	276,903	47,777	(81,998)
Prepaid expenses	8,825	(48,414)	(33,215)
Accounts payable and accrued liabilities	269,215	388,310	(227,140)
	(1,373,209)	(807,061)	(1,129,473)
INVESTING ACTIVITIES
Mineral properties	(6,249,577)	(7,200,004)	(2,423,695)
Acquisition of International Taurus Resources Inc.
and Fairstar Explorations Inc.’s mineral interests,
net of cash acquired (note 2)	(20,071)	-	-
Deferred acquisition costs	-	(216,958)	-
Office equipment	(20,871)	(8,175)	(10,052)
	(6,290,519)	(7,425,137)	(2,433,747)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	3,967,786	4,293,127	16,878,772
Proceeds received on flow-through common share subscription	300,000	-	-
Repayment of long-term debt (note 8)	(657,382)	-	(1,519,948)
Due to related parties	-	-	(6,000)
	3,610,404	4,293,127	15,352,824
INCREASE (DECREASE) IN CASH	(4,053,324)	(3,939,071)	11,789,604
CASH AND CASH EQUIVALENTS, beginning of year	9,467,224	13,406,295	1,616,691

CASH AND CASH EQUIVALENTS, end of year	5,413,900	9,467,224	13,406,295

SUPPLEMENTARY INFORMATION:
Cash flows include the following elements:
Interest paid	60,499	-	36,907
Interest received	128,185	305,527	152,599
Income taxes paid	-	-	-

Non-cash financing and investing transactions:
Fair value of common shares issued on acquisition (note 2)	22,898,264	-	-
Fair value of options and warrants issued on acquisition (note 2)	592,719	-	-
Fair value of common shares and warrant modification on
debt settlement (notes 8 and 9)	489,566	-	-
Fair value of options recorded as mineral properties	-	220,568	232,542

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Company was formed in anticipation of the transaction discussed in note 2. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Company will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Company to reduce operations.

2.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions were approved and closed on March 30, 2005.

Part A:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Following the above transactions, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, these consolidated financial statements reflect a continuity of Bonanza for accounting purposes and the comparative financial information is that of Bonanza at its historical amounts, consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its option to acquire interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Corporation then acquired all of the outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an acquisition of assets by the Corporation.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

2.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS (continued)

Combined:

After the transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation immediately after the transaction was 74,330,925. The Corporation determines if any impairment exists when events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. An impairment loss in then required, if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

The cost of the purchase of Taurus and 0710882 B.C. Ltd. has been allocated to the assets and liabilities of these companies as at March 30, 2005 on the basis of their fair values.

The allocation of the purchase cost based upon management’s valuation process is as follows:

	Taurus (A)	Fairstar (B)
	$	$
Net assets acquired:
Current assets	2,176,684	-
Mineral properties	18,408,675	6,205,446
	20,585,359	6,205,446

Liabilities assumed:
Current liabilities	(145,059)	-
Current loan and interest payable	(1,453,340)	-
Non-current liabilities	(22,372)	-
Future income tax liabilities	-	(445,446)
	(1,620,771)	(445,446)

	18,964,588	5,760,000

Consideration given:
Share consideration	17,438,264	5,460,000
Option and warrant consideration	592,719	-
Cash and costs of acquisition	933,605	300,000

Total consideration	18,964,588	5,760,000

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

2.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS (continued)

The Corporation will undertake tax planning initiatives which will result in the reduction in the Corporation’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition. The fair value of options and warrants exchanged on acquisition of $592,719 are included as a cost of the acquisition and were determined using the Black-Scholes option pricing model using following weighted average assumptions:

Risk free interest rate	3.57%
Expected dividend yield	0%
Stock price volatility	66%
Expected life of options	1.3 years

Acquisition costs incurred and deferred as at December 31, 2004, and included in the transaction costs above, totalled $216,958.

3.	CHANGE IN ACCOUNTING POLICIES

The Corporation has a stock-based compensation plan, which is described in note 9. Prior to January 1, 2004, the Corporation had adopted the standard prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Any consideration paid by employees and directors on the exercise of stock options and purchase of stock was credited to share capital and no compensation expense was recognized. Effective January 1, 2002, the Corporation has applied the fair value method for stock-based compensation awards to non-employees.

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method, of the stock-based compensation effective January 1, 2004. Under the fair value based method, compensation cost is measured at the fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

4.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the measurement principles of which materially conform with those established in the United States of America, except as explained in note 13.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned Canadian subsidiaries:

-	International Taurus Resources Inc.;
-	American Bonanza Gold Mining Corp;
-	Bonanza Gold Inc., which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).
-	0710882 B.C. Ltd.

All inter-company transactions and balances have been eliminated.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property deferred costs, amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock- based compensation calculations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Mineral properties, deferred exploration costs and government assistance

Costs related to mineral activities, which include the investigation, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. Where exploration activities are conducted jointly with others, only the Corporation's proportionate cost in the related mineral projects is included in the financial statements.

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

The Corporation qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Corporation has complied with the terms and conditions of the program and the recovery is reasonably assured.

Deferred acquisition costs

The Company defers external incremental costs of proposed acquisitions if such acquisitions are considered more than likely to be completed.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight- line basis over five years.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its Canadian subsidiaries is also the Canadian dollar.

As the Corporation’s foreign subsidiary has been dependent on funding from its parent, the Corporation, in 2002, redefined the operations of its foreign subsidiary from self-sustaining to integrated. As a result, the temporal method of translating the accounts of the foreign subsidiaries has been adopted in place of the current rate method. Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations and deficit.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term to maturity.

Income taxes

The Corporation accounts for income taxes under the asset and liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are measured using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive. The weighted average number of issued and outstanding common shares for the periods prior to the Arrangement reflect those of Bonanza, retroactively adjusted to reflect the exchange ratio in the Arrangement agreement (note 2).

Asset Retirement Obligations

The present value of future asset retirement obligations is recorded as a liability when that liability is incurred with a corresponding increase in the carrying value of the related assets. The liability is accreted to the amount ultimately payable over the period to the date it is paid.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Corporation determines if any impairment exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is then required, if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Segmented information

The Corporation conducts it business in a single operating segment being the investment in exploration and development of mineral properties. All mineral properties are located in Canada and in the United States as detailed in note 7.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

5.	AMOUNTS RECEIVABLE AND OTHER ACCRUED LIABILITY

Amounts receivable consist of the following:

	2005	2004
	$	$

Goods and services tax	61,673	12,405
Quebec sales tax	60,496	-
Mining duty receivable (a)	748,114	-
Other	77,366	43,049

	947,649	55,454

(a)	Government Assistance

In connection with the Arrangement, summarized in note 2, the Corporation, through Taurus, qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act. During 2005, the Corporation was re-assessed for its 2002 tax year filing reducing its claim for Refundable Tax Credit Claim received by $587,604, plus interest of $138,169. The Corporation intends to file an appeal to contest the assessment. The Corporation has accrued the $725,773 in accounts payable and accrued liabilities at December 31, 2005.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

6.	MARKETABLE SECURITIES

As at December 31, 2005 the Corporation held the following marketable securities:

	Number of	December 31,	December 31,
	Shares	2005	2004
		$	$
Northern Canadian Minerals Inc.	60,000	10,200	10,200

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 7(c)) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $22,800 at December 31, 2005 and $10,200 at December 31, 2004.

7.	MINERAL PROPERTIES

Project	2005	2004
	$	$

Copperstone (a)	21,732,835	16,064,009
Fenelon (b(i))	12,350,507	-
Taurus Gold (b(ii))	6,546,020	-
Gold Bar (c)	1,013,399	857,445
Northway	3,774,047	-
Other (d)	2,530,858	173,064
Pamlico (c)	-	1,732,170

	47,947,666	18,826,688

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2005:

							Martiniere	Total	Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Pamlico	Northway	and Other	2005	2004	2003
	$	$	$	$	$	$	$	$	$

Balance, beginning of year	16,064,009	-	-	857,445	1,732,170	-	173,064	18,826,688	11,406,116	8,749,879

Additions during the year:
Acquisition of International Taurus
Inc. and Fairstar Resources Inc.’s
Mineral Investments (note 2)	-	12,065,842	6,480,898	-	-	3,755,517	2,311,864	24,614,121	-	-
Decline, drilling and underground
support	3,769,846	-	-	-	-	-	-	3,769,846	4,309,183	1,387,361
Geological consulting and related	605,503	542,014	65,122	24,637	-	17,969	1,475	1,256,720	1,010,314	354,694
Consulting – fair value of options	-	-	-	-	-	-	-	-	220,568	232,542
Drilling, net of JV costs	-	-	-	103,470	-	-	-	103,470	306,809	141,211
Assaying	407,426	-	-	4,992	-	-	187	412,605	540,519	107,239
Geophysics	35,028	-	-	27	-	-	-	35,055	123,129	-
Feasibility	209,324	-	-	-	-	-	-	209,324	-	-
Engineering/environmental	128,749	-	-	-	-	-	-	128,749	-	-
Advance royalty payment	-	-	-	-	-	-	-	-	40,740	40,551
BLM land payments	125,932	-	-	16,541	-	-	10,090	152,563	129,692	94,362
Property acquisition and related	102,870	-	-	-	-	-	-	102,870	151,506	-
Property payment	-	3,838	-	-	10,146	561	34,178	48,723	119,750	197,385
Computer and related	8,291	-	-	-	-	-	-	8,291	10,701	78,618
Capitalized interest	-	-	-	-	-	-	-	-	-	36,907
Site maintenance and camp:						-
Utilities and power	73,198	-	-		247	-	-	73,445	82,934	56,527
Property caretakers	39,490	-	-		-	-	-	39,490	82,111	43,767
Equipment and truck rental	85,931	-	-	1,084	-	-	-	87,015	203,298	32,593
Telephone	6,205	-	-		-	-	-	6,205	9,735	11,573
Maintenance, supplies, other	71,033	19,829	-	5,203	157	-	-	96,222	79,583	34,613
Government assistance	-	(281,016)	-	-	-	-	-	(281,016)	-	-
Write-off of Pamlico property	-	-	-	-	(1,742,720)	-	-	(1,742,720)	-	-
Debt forgiveness and exchange gain
on acquisition payables	-	-	-	-	-	-	-	-	-	(193,706)
	5,668,826	12,350,507	6,546,020	155,954	(1,732,170)	3,774,047	2,357,794	29,120,978	7,420,572	2,656,237
Balance, end of year	21,732,835	12,350,507	6,546,020	1,013,399	-	3,774,047	2,530,858	47,947,666	18,826,688	11,406,116

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

7.	MINERAL PROPERTIES (continued)

(a)      Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty with the royalty increasing to 6 per cent if the price of gold increases to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture as amended) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property.

During 2001, Phase One was completed and the Corporation earned an accumulated 60% interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(i)

assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(ii)

assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(iii)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement;

(iv)	US$345,000 payable to CDC and or its principal on or before July 31, 2002; and

(v)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement.

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US $180,000 as a contingent liability in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

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

All required payments were made with respect to the Copperstone project during 2005 and the claims held are in good standing until August 2006.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

7.	MINERAL PROPERTIES (continued)

(b)      Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus' principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

(i)      Fenelon Project, Quebec

Taurus' principal property is the Fenelon gold property located in the Province of Quebec, approximately 30 kilometers east of the Corporation's Martiniere gold property. The Fenelon property consists of 454 mining claims totaling 17,830 acres. The Corporation holds a 100% interest in the Fenelon project as a result of the Arrangement as summarized in note 2.

Pursuant to a joint venture agreement among Cyprus Canada Inc. ("Cyprus"), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the "Joint Venture Agreement"), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd, Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, Taurus has a 62% interest in the Fenelon Project and Fairstar held the remaining 38% interest prior to the Arrangement.

Cyprus is entitled to payments of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of commercial production. Once these payments have been made, Cyprus will relinquish all of its rights in respect of the Fenelon property and the other Casa Berardi properties described below in exchange for a royalty. Cyprus will be entitled to a minimum 1% net smelter return (“NSR”) royalty and a maximum

2% NSR royalty on properties not subject to other royalty burdens. This royalty is only applicable to Taurus' 62% interest in the Fenelon project.

A NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleum Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 2% net profit royalty interest in the Fenelon Project is payable to Stonegate Management Limited (note 8).

(ii)     Taurus Gold Project, British Columbia

The Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims. Ten claim units are subject to a 2.5% net smelter royalty payable to Sable Resources Ltd.

(iii)    Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus, Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus' interest in Cyprus' entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the "Cyprus Properties"). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere "D", Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn a 100% interest in all of the Cyprus Properties, Taurus must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 7(b)(i). Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum

1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

7.	MINERAL PROPERTIES (continued)

The Martiniere Property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. Bonanza’s Fenelon Gold Project is 30 kilometers to the east.

The Northway Project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property covers the eastern extension of Agnico Eagle’s Vezza gold deposit and it is on the Casa Berardi Break or deformation zone, which also hosts the Agnico Eagle, Vior, Golden Hope and Golden Knight gold mines. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. International Taurus Resources Inc. acquired the Cyprus Canada 75% interest in these properties in 2000. A 25% interest remains in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

(iv)     Northshore Project, Ontario

The Northshore gold property is 100% owned by Taurus and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

(c)      Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2005 and the claims held are in good standing until August 2006.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 to November 2005. In November 2005, the Corporation did not make the final property payment and returned the Pamlico project to the property vendor and recognized a write-down of deferred mineral property expenditures of $1,742,720 .

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

7.	MINERAL PROPERTIES (continued)

(d) Other

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

8.	LOAN AND INTEREST PAYABLE

In connection with the Arrangement, as summarized in note 2, the Corporation, through Taurus, assumed a loan facility with Stonegate Management Limited (“Stonegate”). In August 2000, Taurus had entered into a loan agreement with Stonegate, a private corporation, for US$1,000,000 (“principal”) which was to be used for purposes of funding development work at the Fenelon Gold Project. During 2003, the amended terms of the loan agreement provided for repayment of the principal, together with interest at a rate of 15% per annum by December 1, 2005. In addition, Stonegate was granted a net profits royalty of 6% on Taurus’s share (62%) of the profits from the Fenelon Project and 600,000 common share purchase warrants to purchase common shares of the Corporation at $1.50 per common share (adjusted pursuant to the Arrangement) which were to expire on December 1, 2005.

On June 1, 2005 the Corporation and Stonegate revised the terms of the loan agreement whereby the net profits interest was amended to 2% on the entire Fenelon project rather than 6% of 62% of the project, and the Corporation agreed to repay $US400,000 of principal, pay accrued interest to May 31, 2005 of US$231,813 and extend the expiry date of the common share purchase warrants to December 1, 2007. The Corporation repaid US$400,000 of principal and accrued interest to May 31, 2005 totaling US$231,813 through the issuance of 1,224,551 Common Shares of the Corporation. On August 12, 2005, the Corporation completely repaid the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942.

A gain on debt settlement in the amount of $355,120 has been recognized based on the difference in the fair market value of the Company’s shares at the time of settlement ($0.36 per shares) and the implied price in the debt settlement agreement ($0.65 per share). This gain has been offset by the cost of the extension of the warrants of $48,728 valued under the fair value method.

9.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued. Details of issued common shares of Bonanza prior to completion of the Arrangement and been retroactively restated to reflect the exchange ratios discussed in note 2(i) and of the Corporation subsequent to the Arrangement are as follows:

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

9.	SHARE CAPITAL (continued)

	Number of
Issued	Common
	Shares	Amount
		$
Balance, December 31, 2002	23,316,598	21,329,982

Shares issued for:
Private placements	12,609,578	13,025,000
Corporate finance fees on private placements	356,250	-
Public offering	1,785,715	2,000,000
Corporate finance fee on public offering	55,000	-
Warrant exercise	3,579,043	2,991,744
Stock option exercise	150,000	94,500
Share issue costs	-	(1,232,472)

Balance, December 31, 2003	41,852,184	38,208,754

Shares issued for:
Warrant exercise	5,218,904	4,293,127

Balance, December 31, 2004	47,071,088	42,501,881

Shares issued for:
Shares issued on acquisition of Taurus (note 2)	20,759,837	17,438,264
Shares issued on acquisition of Fairstar’s mineral interests (note 2)	6,500,000	5,460,000
Shares issued on loan repayment (note 8)	1,224,551	440,838
Private placement	9,762,000	4,392,900
Share issue costs	-	(425,114)
Elimination of accumulated deficit	-	(18,683,952)

Balance, December 31, 2005	85,317,476	51,124,817

On January 31, 2003 Bonanza completed a brokered private placement of 4,573,864 units at a price of $0.88 per unit for gross proceeds of $4,025,000. Each unit was comprised of one common share and one half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitled the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $1.12. All of these warrants were exercised during 2004.

Canaccord, as agent for this offering, was paid a cash agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 457,386 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 112,500 units. Each unit was comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On October 23, 2003, Bonanza completed a public offering of 1,785,715 units at a price of $1.12 per unit totaling $2,000,000. Each unit was comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $1.40.

Canaccord as agent for this offering was paid a cash agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 178,572 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 55,000 units. Each unit was comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

9.	SHARE CAPITAL (continued)

Additionally on October 23, 2003, Bonanza also completed a brokered private placement of 8,035,714 units at a price of $1.12 per unit totaling $9,000,000. Each unit was comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $1.40.

Canaccord as agent for this offering was paid a cash agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 803,372 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 243,750 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 non-flow through units at a price of $0.45 per unit totaling $714,600. Each unit consists of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 percent of the proceeds of the offering. The Agents also received warrants (the "Agent's Warrants") to acquire such number of common shares as is equal to 7 percent of the number of flow through shares totaling 572,180 warrants and 7 percent of the number of units sold totaling 166,740 warrants. Each Agent's Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share, as applicable.

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it has agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006 and subject to a minimum four month hold period until May 18, 2006. The proceeds were fully collected in 2005.

Deficit Elimination

Pursuant to a shareholder resolution completed concurrently with the Arrangement (note 2) the Corporation reduced its common share capital account to the extent necessary to eliminate the accumulated deficit at closing of the Arrangement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders on March 24, 2005. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options granted subsequent to March 24, 2005 may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

As at December 31, 2005, the Corporation has stock options outstanding to acquire an aggregate of 7,000,000 common shares to directors, officers, employees and consultants exercisable at between $0.40 and $1.68 per share exercisable at varying times up until June 24, 2012. The below information has been restated to reflect the exchange ratios discussed in note 2(i):

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

9.	SHARE CAPITAL (continued)

Options (continued)

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2002	2,252,500	$0.60
Granted	1,962,500	$1.60
Exercised	(150,000)	$0.64
Cancelled	(275,000)	$0.60
Balance, December 31, 2003	3,790,000	$1.12
Granted	387,500	$1.20
Cancelled	(50,000)	$1.20
Balance, December 31, 2004	4,127,500	$1.12
Options issued on acquisition (note 2)	820,000	$1.22
Expired	(430,000)	$0.60
Cancelled	(482,500)	$1.35
Granted	2,965,000	$0.43
Balance, December 31, 2005	7,000,000	$0.86

Subsequent to December 31, 2005, the Corporation granted 1,355,000 stock options at a weighted average exercise price of $0.69.

The following table summarizes stock options outstanding and exercisable at December 31, 2005:

Number of
Options	Exercise Price	Expiry Date

552,500	$0.40	March 4, 2007
850,000	$0.68	December 6, 2007
312,500	$1.24	February 24, 2008
40,000	$1.10	April 8, 2008
62,500	$1.16	May 9, 2008
1,562,500	$1.68	October 27, 2008
170,000	$1.50	January 8, 2009
275,000	$1.20	May 17, 2009
90,000	$1.15	October 25, 2009
2,440,000	$0.43	May 10, 2010
525,000	$0.45	July 14, 2010
50,000	$0.50	September 11, 2010
50,000	$0.50	September 26, 2010
20,000	$0.60	June 24, 2012

7,000,000

During the year ended December 31, 2005, under the fair value based method, $733,248 in compensation expense was recorded for options granted to employees and charged to operations. In the year ended December 31, 2004, $220,568 (2003 - $232,542) was recorded for options granted to consultants and charged to the Mineral Properties. In addition, the effect of retroactively adopting the fair value based method for options granted to directors, officers and employees is to increase the opening deficit and contributed surplus by $2,874,967 as at January 1, 2004 as described in note 3.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

9.	SHARE CAPITAL (continued)

Options (continued)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

		December 31,
	2005	2004	2003

Risk free interest rate	3.5%	2.5%	2.5%
Expected dividend yield	0%	0%	0%
Stock price volatility	104%	90%	165%
Expected life of options	5 years	3 years	3 years

The weighted average fair value of options granted during the year ended December 31, 2005 was $0.43 (2004 - $0.14; 2003 - $0.34) .

Warrants

At December 31, 2005, the Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 7,675,786 common shares outstanding. The below information has been restated to reflect the exchange ratio discussed in note 2(i):

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2002	7,688,905	1.08
Warrants issued on financing	9,048,466	1.32
Exercised	(3,579,043)	0.84

Balance, December 31, 2003	13,158,328	1.08
Exercised	(5,218,904)	0.82
Expired	(334,008)	0.68

Balance, December 31, 2004	7,605,416	1.24
Warrants issued on acquisition (note 2)	4,116,335	1.52
Warrants issued on financing	1,532,920	0.51
Expired	(5,578,885)	1.22
Balance, December 31, 2005	7,675,786	1.27

The following table summarizes warrants outstanding and exercisable at December 31, 2005:

Number of
warrants	Exercise Price	Expiry Date

438,350	$2.00	June 30, 2006
54,650	$2.00	July 15, 2006
5,049,866	$1.40	October 23, 2006
738,920	$0.45	August 5, 2007
600,000	$1.50	December 1, 2007
794,000	$0.56	February 5, 2008
7,675,786

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

9.	SHARE CAPITAL (continued)

Contributed Surplus

The effect of retroactively adopting the fair value based method for options granted to directors, officers and employees, without restatement, is to increase contributed surplus and the opening deficit by $2,874,967 as at January 1, 2004 as described in note 3:

2005
$

Balance, December 31, 2002 and 2003	232,542
Adjustment to reflect change in accounting for stock options (note 3)	2,874,967
Stock-based compensation	220,568
Balance, December 31, 2004	3,328,077
Option and warrant consideration on acquisition (note 2)	592,719
Extension of warrant term on Stonegate loan settlement (note 8)	48,728
Stock-based compensation	733,248
Balance, December 31, 2005	4,702,772

During the year ended December 31, 2003, no compensation costs were recorded in the statements of operation and deficit for options granted to employees and directors. Had compensation costs been determined for employees and directors awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s loss for the year ended December 31, 2003 would have been as follows:

2003
$

Net loss for the year, as reported	(605,214)
Employee compensation expense related to the fair value of options granted	(2,431,000)
Pro forma net loss for the year	(3,036,214)
Pro forma loss per share – basic and diluted	(0.10)

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	2005	2004	2003
	$	$	$

Management fees, consulting and salaries	555,344	443,700	190,909
Office and administration	93,546	32,215	34,305
Legal and accounting	188,643	102,276	10,968
Insurance	93,228	41,580	45,320
Public company expenses	357,963	343,100	121,720
Capital taxes	-	31,067	-
	1,288,724	993,938	403,222

11.	LEASE OBLIGATION

The company is committed under lease agreements for office premises in Vancouver and Reno in the amount of $74,120 per year expiring May 31, 2008.

The Company’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7(a).

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

12.	INCOME TAXES

The difference between the actual income tax expense of $84,965 and the expected statutory corporate income tax recovery is largely attributable to non-deductible stock-based compensation, expiry of prior year losses, resource tax adjustments and the non-recognition of certain losses.

The Corporation has Canadian tax loss carry forwards of approximately $5.5 million. The non-capital losses can offset future income for tax purposes which expire between 2005 and 2015. In addition, the Corporation has approximately $26.4 million of resource pools, which can be utilized to be deducted against future resource profits.

The income tax expenses for the years ending December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	$	$	$

Current	-	-	-
Future tax expense	84,965	-	-
	84,965	-	-

Significant components of the Corporation's future income tax assets and liabilities are as follows:

	2005	2004
	$	$

Future income tax assets:
Tax loss carry forwards	1,723,000	2,036,000
Book and tax base differences on resource properties	3,245,000	2,604,000
Share Issue costs	309,000	318,000
Book and tax base differences on office equipment	41,000	31,000
	5,318,000	4,989,000

Valuation allowance	(2,327,190)	(4,989,000)

Future income tax assets	2,990,810	-
Future tax liabilities:
Mineral properties	(3,849,875)	(328,654)
Net future income tax liabilities	(859,065)	(328,654)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

13.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

	(a)	Mineral properties and deferred exploration costs

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Corporation is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Corporation has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes relate to mineral property acquisition costs.

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

As permitted by the statement, the Corporation has elected to continue measuring compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock-based compensation as prescribed by APB Opinion No. 25 and related interpretations. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors is equal to or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors resulted in no compensation expense for US GAAP purposes for any of the periods presented.

The Company adopted the fair value based method of accounting for employee stock-based compensation under US GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, the Company recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years were not restated and no cumulative adjustment was required upon adoption.

In accordance with one of the transitional options permitted under amended CICA Handbook Section 3870, during the year ended December 31, 2004 the Corporation adopted and retroactively applied the fair value based method under Canadian GAAP for employee and director stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, under Canadian GAAP was to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004. For US GAAP purposes, no adjustment would be made as the Company continued to follow the intrinsic value method until January 1, 2005.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

13.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

	(b)	Stock-based compensation (continued)

Stock-based compensation for non-employees recognized for Canadian GAAP purposes in 2004 of $220,568 (2003 - $232,542) and included in exploration costs would also be recognized under US GAAP and have been adjusted for US GAAP purposes under the adjustment for deferred exploration costs in note 13(a).

Under SFAS 123, stock options granted to non-employees for services rendered to the Corporation are required to be accounted for using the fair value method as compensation cost and charged to operations as the services are performed and the options are earned. This method is similar to the Canadian standard adopted as of January 1, 2002 for awards granted on or after January 1, 2002. Since the Corporation’s options vested at the date of grant, compensation costs for US GAAP purposes does not result in a measurement difference for grants made in the years ended December 31, 2004, 2003 and 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

	(c)	Escrow shares

With respect to contingently issuable shares held in escrow, U.S. GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, 302,055 contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year ended December 31, 2003.

	(d)	Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Corporation’s marketable securities be classified as available-for- sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. There are no significant differences between the carrying value and market value of the securities which would be recorded in comprehensive income for US GAAP purposes for any of the years presented in these consolidated financial statements.

	(e)	Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2005, 2004 and 2003, comprehensive loss equals the loss for the year.

	(f)	Development stage company

Pursuant to US GAAP, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

13.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

	(g)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

	(h)	Elimination of accumulated deficit

During the year ended December 31, 2005, the Company reduced its share capital by $18,683,952 to eliminate its accumulated deficit at closing of the Arrangement (note 9).

As it was not necessary to revalue the assets of the Company in order to effect this reduction, all conditions necessary under US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

	(i)	Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates.

	(j)	Flow-through shares

Included in cash and cash equivalents is unused flow-through share offering proceeds of $3,230,385 (2004 - nil) which are required to be expended on qualifying mineral exploration expenditures. Under US GAAP, these amounts would be separately disclosed on the consolidated balance sheet as restricted cash and cash equivalents balances.

	(k)	Recent accounting pronouncements

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

13.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

	(k)	Recent accounting pronouncements (continued)

(iii)

In December 2004, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 153 (“SFAS 153”). This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, “Accounting for Non-Monetary Transactions” (“APB 29”) is based on the principle that exchanges of non- monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for exchanges of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. We believe the adoption of this statement will have no impact on our financial statements.

	(l)	Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

		2005	2004
		$	$

(i)	Total assets, under Canadian GAAP	54,428,595	28,688,663
	Adjustment for mineral properties land use and deferred
	exploration costs (note 13(a))	(19,350,603)	(13,490,106)
	Total assets, under US GAAP	35,077,992	15,198,557

(ii)	Deficit

	2005	2004
	$	$

Deficit, under Canadian GAAP	(3,908,855)	(18,376,847)
Adjustment for mineral properties land use and deferred
exploration costs (note 13(a))	(19,350,603)	(13,490,106)
Stock-based compensation (note 13(b))	2,874,967	2,874,967
Elimination of accumulated deficit (note 13(h))	(18,683,952)	-

Deficit, under US GAAP	(39,068,443)	(28,991,986)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

13.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(l)	Reconciliation (continued)

(iii)	Share capital

	2005	2004
	$	$

Share capital, under Canadian GAAP	51,124,817	42,501,881
Elimination of share capital on deficit elimination
(note 13(h))	18,683,952	-
Share capital, under US GAAP	69,808,769	42,501,881

(iv)	Contributed surplus

	2005	2004
	$	$

Contributed surplus, under Canadian GAAP	4,702,772	3,328,077
Stock-based compensation (note 13(b))	(2,874,967)	(2,874,967)
Contributed surplus, under US GAAP	1,827,805	453,110

(v)	Net loss and loss per share for the year

	Years ended December 31
	2005	2004	2003
	$	$	$

Loss for the year, under Canadian
GAAP	(4,215,960)	(1,219,731)	(605,214)
Adjustment for mineral property land
use and deferred exploration costs
(note 13(a))	(5,860,497)	(7,420,572)	(2,656,237)

Loss and comprehensive loss for the
year, under US GAAP	(10,076,457)	(8,640,303)	(3,261,451)

Weighted average number of common
shares outstanding under US GAAP,
basic and diluted	72,356,898	45,528,057	30,471,692

Basic and diluted loss per share, under
US GAAP	(0.14)	(0.19)	(0.11)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2005, 2004 and 2003

13.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(l)	Reconciliation (continued)

(vi)	Cash provided by (used in) operating activities

	Years ended December 31
	2005	2004	2003
	$	$	$

Cash used in operating activities,
under Canadian GAAP	(1,373,209)	(807,061)	(1,129,473)
Adjustment for mineral properties and
deferred exploration (note 13(a))	(6,249,577)	(7,200,004)	(2,423,695)
Cash used in operating activities,
under US GAAP	(7,622,786)	(8,007,065)	(3,553,168)

(vii)	Cash provided by (used in) investing activities

	Years ended December 31
	2005	2004	2003
	$	$	$

Cash used in investing activities,
under Canadian GAAP	(6,290,519)	(7,425,137)	(2,433,747)
Adjustment for mineral properties and
deferred exploration (note 13(a))	6,249,577	7,200,004	2,423,695
Cash used in investing activities, under
US GAAP	(40,942)	(225,133)	(10,052)

ITEM 18.           FINANCIAL STATEMENTS

See Item 17.

ITEM 19.           EXHIBITS

Exhibit
Number	Description

1.0	Articles of the Corporation – American Bonanza Gold Corp.

2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.

4.1	Employment Agreement for Brian Kirwin. Incorporated by reference – filed on EDGAR (www.sec.gov) with Old Bonanza’s Form 20-F for the year ended December 31, 2003.

Exhibit
Number	Description

4.2	Employment Agreement for Giulio Bonifacio. Incorporated by reference – filed on EDGAR (www.sec.gov) with Old Bonanza’s Form 20-F for the year ended December 31, 2003.

4.3

Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated December 22, 2004. Incorporated by reference – filed on EDGAR (www.sec.gov) with Old Bonanza’s Form 20-F for the year ended December 31, 2003.

8.0	List of Principal Subsidiaries.

11.0	Code of Ethics.

12.1	Section 302 Certification by Chief Executive Officer.

12.2	Section 302 Certification by Chief Financial Officer.

13.1	Section 906 Certification by Chief Executive Officer.

13.2	Section 906 Certification by Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date: March 27, 2006