Form 20-F/A
period 2005-12-31
American Bonanza Gold Corp.
filed 2006-12-15
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1 to Form 20-F

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ X ]

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [ X ]

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

“TSX” means the Toronto Stock Exchange;

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

GLOSSARY OF TECHNICAL TERMS

Aeolian	Deposits arranged/transported by the wind, due to the erosive action of the wind, such as sand and other loose materials.
Ag	Used as the abbreviation for silver.
Albite	One of the components of plagioclase.
Alteration	Chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature.
Anomalous

Adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area. Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization.

Anomaly	An area defined by one or more anomalous points.
Argillaceous	Rocks or substances composed of clay, or having a notable proportion of clay in their composition.
Argillite	A sedimentary rock composed of compacted mud and clay particles.
Argillic	Pertaining to clay or clay minerals.
Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.
Assemblage	A biostratigraphic unit defined and identified as a group of associated fossils.
Au	Aurum (Latin for gold) used as an abbreviation for gold.
Axial trace	The intersection of the axial plane of a fold with the surface of the earth or any other specified surface.
Azurite	A deep blue common secondary mineral.
Barite	A mineral. The principal ore of barium.
Biotite	Common rock-forming mineral, dark brown to green in colour.
BLM	Bureau of Land Management, the United States federal lands administrative authority.
Bonanza-grade	More than 34 grams of gold per tonne or more than one troy ounce of gold per ton.
Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Bulk sample	A large sample consisting of tons or hundreds of tons which is then milled and the grade computed from the results.
Bull quartz	White, coarse-grained, barren quartz.

C-Zone	North-east of the open pit at the Copperstone property.
Calcite	A mineral, calcium carbonate. One of the commonest minerals. The principal constituent of limestone.
Carbonate vein	A vein consisting chiefly of carbonate minerals, such as limestone or dolomite.
Chalcopyrite	Copper pyrites. A mineral. An important ore of copper.
Channel- sample	Material sampled from a groove cut across a rock exposure.
Chlorite	Silicates closely related to micas. Common in low-grade metamorphic rocks.
Chrysocolla	A mineral. Usually in green to blue-green masses.
Crosscut	A horizontal opening driven across the direction of the main workings.
D Zone	North of the open-pit at the Copperstone property.
Decline	A passage or tunnel driven at a decline from the surface for the working of a mine.
Deformation	Any change in the original form or volume of rock masses produced by tectonic forces; folding, faulting, and solid flow are common modes of deformation.
Dip	The acute angle that a rock surface makes with a horizontal plane. Direction of dip is always perpendicular to strike.
Doré	Unparted gold and silver poured into moulds when molten to form buttons or bars.
Drift	Workings driven in or near a mineralized zone and parallel to the course of the vein or the long dimension of the mineralized zone.
Drifting	Proceeding with mining to create a drift.
Electron	The elementary particle of mass 9 x 10-28 grams and unit electrical charge.
Epidote	A common mineral in metamorphic rocks.
Fabric	The orientation in space of the elements of which a rock is composed
Face	The surface exposed by excavation. The working face, front, or forehead is the face at the end of the tunnel heading, or at the end a full-size excavation,
Fault or Block	A fracture in a rock across which there has been displacement. Block faults are
Fault	usually steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other.
Fe	Chemical symbol for the element iron.
Felsic

Mnemonic term derived from (fe) for feldspar, (l) for lenads of feldspathoids, and (s) for silicia and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themelves, such as quartz, feldspars, feldspathoids and muscovite.

ft	foot or feet, as the context requires.

Gabbroic

Plutonic rock consisting of calcic plagioclase and clinopyroxene, with or without orthopyroxene and olivine. Apatite and magnetite or ilmenite are common accessories. Loosely used: Any coarse-grained igneous rock.

Geochemistry	The chemistry of the earth and its rocks, minerals, etc.
Geophysical	Exploring for minerals or determining the nature of Earth materials by
Exploration

measuring a physical property of the rocks and interpreting the results in terms of geologic features or the economic deposits sought. Physical measurements may be taken on the surface, in boreholes, or from airborne or satellite platforms.

Glacio- lacustrine	Produced by or belonging to lakes formed by or in relationship to glaciers.
Gneiss	A coarse-grained rock in which bands rich in granular minerals alternate with bands in which schistose minerals predominate.
Gouge	A layer of soft material along the wall of a vein. Finely abraded material occurring between the walls of a fault.
Grade	The amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
Granitic	Of, pertaining to, or composed of, granite or granite like rock.
Greywacke	Dark, coarse-grained sandstone, usually with an admixture of clay.
g/t	Grams per tonne.
Hanging wall	The rock on the upper side of a mineral vein or deposit.
Hematite	A mineral. The principal ore of iron.
Highwall	The unexcavated face of exposed overburden and coal or ore in an opencast mine, or the face or bank on the uphill side of a contour strip mine excavation.
Homoclinal	A structural condition in which the beds dip uniformly in one direction.
Hydrothermal	Of or pertaining to heated water, to the action of heated water, or to the products of the action in heated water.
Intrusion	A body of igneous that involves other rock.
Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.
IP	Induced polarization survey.

Kriging

1. A weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to ach other, and to the point or block being estimated.
2. In the estimation of ore reserves by geostatistical methods, the of a weighted, moving-average approach to account for the estimated values of spatially distributed variables, and also to assess the probable error associated with the estimates.

Lacustrine	Produced by or belong to lakes.
Latite	The extrusive equivalent of monzonite and a variety of trachyandesite in which potash feldspar and plagioclase are present either as normative or modal inerals in nearly equal amounts.
Leach	To wash or drain by percolation. To dissolve minerals or metals out of the ore, as by the use of cyanide or chlorine solutions, acids, or water.
Lens	A body of ore or rock thick in the middle and thin at the edges.
Listric fault	A curved downward-flattening fault, generally concave upward. Listric faults may be characterized by normal or reverse separation.
Lithology	The physical character of a rock, generally as determined megascopically or with the aid of a low-power magnifier. The microscopic study and description of rocks.
Mafic	Subsilicic, basic. Contrasted with felsic. In general, synonymous with “dark minerals”, as usually used.
Malachite	A mineral. Common alteration product of copper ores.
Marcasite	White iron pyrites. A common ore mineral.
Metallogenic	Relating to the formation of gold deposits, millions of years ago.
Metamorphic rock

Includes all those rocks which have formed in the solid state in response to pronounced changes in temperature, pressure, and chemical environment, which take place, in general, below the shells of weathering and cementation.

Metasediments	Partly metamorphosed sedimentary rocks.
Metasomatize	To replace one mineral by another of different chemical composition owing to reactions set up by the introduction of material from external sources. (Metasomatism = replacement)
Mineralization	The process by which a mineral or minerals are introduced into a rock resulting in an economically valuable or potentially valuable deposit.
NSR	Net smelter return.
Opt	Troy ounces per short ton of gold unless indicated to be another metal.

Ore

A mineral or aggregate of minerals more or less mixed with gangue which can be profitably mined given economic circumstances at the time. The Company does not hold any interest in properties where the mineralization has been determined to be ore.

Ounce (or oz.)	Meaning a troy ounce. There are 31.1034 grams to a troy ounce and there are 12 troy ounces to a troy pound, a common unit of measurement for precious metals.
Outcrop	An exposure on the surface of the underlying rock.
Overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of useful materials, ores, or coal, especially those deposits that are mined from the surface by open cuts.
Panel sample	Material sampled from sections divided across a rib or face.
Paragenesis	A general term used to denote a gneiss derived from a sedimentary rock.
Petrographic	Some or all of the igneous rocks are derived from a common parent magma.
Phyllite	An argillaceous rock intermediate in metamorphic grade between slate and schist.
Pleistocene

The earlier of the two epochs comprised in the Quaternary period, in the classification generally used. Also called Glacial epoch, Ice age, Post-Pliocene and Post-Tertiary. Also, the series of sediments deposited during that epoch, including both glacial deposits and ordinary sediments.

Plagioclase	A mineral group. One of the commonest rock-forming minerals.
Planar	Relating to, or in the form of a plane.
Porphyritic	Textural term for igneous rocks in which larger crystals are set in a finer groundmass which may be crystalline or glassy, or both.
Porphyry

An igneous rock containing conspicuous crystals or phenocrysts in a fine- grained groundmass; type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Potassic	Of, pertaining to, or containing potassium.
Precious metals	Gold, platinum, silver and palladium.
Preliminary	A study that includes an economic analysis of the potential viability of mineral
Assessment	resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.
Propylite	An altered, greenstone-like andesitic rock consisting of such minerals as calcite, chlorite, epidote, serpentine, quartz, pyrite, and iron ore and resulting from hydrothermal alteration.
Pyrite	Iron pyrites. Fool’s gold. A mineral. An important ore of sulphur; sometimes mined for the associated gold or copper.

Pyroclastic	General term for a class of rocks made up of detrital volcanic materials that have been explosively or aerially ejected from a volcanic vent.
Pyrrhotite	Magnetic pyrites.
Quartz	A common rock forming mineral composed of silicon and oxygen.
Raise	A mine shaft driven from below upward; also called upraise, rise, and riser.
Ramp

A fault that is a gravity (normal) fault near the surface of the earth, but curves through the vertical to dip in the opposite direction at depth; where the displacement is that characteristic of thrusts.

Reserves:

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable Mineral Reserve: The economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Resistivity	That factor of the resistance of a conductor which depends upon the material and its physical condition.
Resources:

Resource: A concentration or occurrence of natural material of intrinsic economic interest in or on the Earth’s crust in such form and quantity and such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource: That part of a mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: That part of a mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: That part of a mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Rhyolite	An extrusive igneous (volcanic) rock with phenocrysts of quartz and alkalic feldspar, commonly of porphyritic texture.
Rib	The sides of a decline or tunnel.
Sedimentary

Rock formed of sediment, as conglomerate, sandstone and shale, formed of fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non- organic secretions of organisms, e.g., most limestone.

Sericite	Fine-grained variety of mica.
Shear	A fold formed as a result of the minute displacement of beds along closely spaced fractures or cleavage planes.
Schist	A medium or coarse-grained metamorphic rock with subparallel orientation of the micaceous minerals which dominate its composition.
Silica	Silicon dioxide.
Siliceous	Said of a rock containing abundant silica.
Silicification

The introduction of or replacement by, silica. Generally the silica formed is fine grained quartz, chalcedony, or opal, and may fill both up pores and replace existing minerals. The term covers all varieties of such processes, whether late magmatic, hydrothermal or diagenetic.

Specularite	Hematite, occurring in tabular or disklike crystals of gray colour and splendent metallic luster.
Sphalerite	A mineral, dimorphous with wurtzite. Isometric. The principal ore of zinc.
Splays	Divergent small faults at the extremities of large normal faults, especially rifts.

Stope	An excavation from which the ore has been extracted, either above or below a level, in a series of steps.
Stoping	The loosening and removal of ore in a mine either by working upward (overhead or overhand) or downward (underhand).
Strata	A tabular or sheet-like body of sedimentary rock.
Stratigraphy	That branch of geology which treats of the formation, composition, sequence, and the correlation of stratified rocks as parts of the earth’s crust.
Strike	Direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.
Structural	The influence of structural features on ore deposition, e.g., ore minerals filling
Control	fractures.
Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores (or ”Sulfide”).
Syenite	A plutonic igneous rock consisting principally of alkalic feldspar usually with one or more mafic minerals such as hornblende or biotite.
Tailings (tails)	Those portions of washed ore that are regarded as too poor to be treated further. Debris from stamp mills or other ore-dressing machinery.
Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.
Ton	Short ton which measures 2,000 pounds.
Tonne	Metric ton which measures 2,204.6 pounds or 1000 kilograms.
Tpd	Ton per day.
Tuff	A rock formed of compacted volcanic fragments, generally less than 4 millimetres in diameter.
Ultramafic

Ultrabasic. Some igneous rocks and most varieties of meteorites containing less than 45% silica; containing virtually no quartz or feldspar and composed essentially of ferromagnesian silicates, metallic oxides and sulfides, and native metals, or of all three.

Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.
Veinlet	A small vein; the distinction between vein and veinlet tends to be subjective.
Volcanic	Pertaining to the activity, structures or rock types of a volcano.

TABLE OF CONTENTS

PART I

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	Currency and Exchange Rates

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

On September 28, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.1108 CDN.

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

Three Year History

The Corporation is an Exploration Stage Corporation engaged in the identification, acquisition and exploration of precious metal properties located in the American Southwest of the United States, and Canada. The Corporation holds interests in several mineral exploration projects, the material properties being:

Material
Properties	Jurisdiction
Copperstone	Arizona
Fenelon	Quebec
Taurus	British Columbia

The Corporation also has interests in several exploration projects located in Quebec, Arizona and Nevada which are not sufficiently advanced to be material to the Corporation, and are not considered significant properties by the Corporation at this time.

The Pamlico property was subject to a cash payment of US$425,000 on November 10, 2005 and as a result the Corporation returned the Pamlico project to the property vendor and recognized a write-down of approximately $1,742,720 for the year ended December 31, 2005.

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

General

The Corporation’s material properties are the Copperstone project located in Arizona, the Fenelon Project located in Quebec and the Taurus Property located in British Columbia. The Corporation also holds interests in several exploration projects located in Nevada and Arizona, which are not sufficiently advanced to be material to the Corporation.

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

Subsequent to December 31, 2005, the Corporation concluded that the work currently being performed by AMEC would be better optimized by converting the scope of the report from a pre-feasibility study to a preliminary assessment. In addition to estimating the mineral resources, the preliminary assessment would: (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone. The AMEC Copperstone resource estimate and preliminary economic assessment was completed on March 27, 2006.

A new three dimensional geologic exploration model is being prepared at Copperstone. This new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. Completion of the new exploration model is expected during the second quarter of 2006.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration expenditures in 2006 at the Fenelon project with additional funding required for purposes of the contemplated drilling at the Copperstone project.

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

Subsequent to December 31, 2005, the Corporation concluded that the work currently being performed by AMEC will be better optimized by converting the scope of the report from a Pre-Feasibility study to a Preliminary Assessment. In addition to estimating the mineral resources, the Preliminary Assessment; (a) formalized the large amount of quality work and data compiled to date, (b) provided a clear picture of those areas with the potential to add resources, and (c) established a preliminary economic analysis of Copperstone.

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

Coarse gold occurs in the quartz latite porphyry cut by amethyst-quartz vein fringes, as flakes in fracture, and on the wall rock associated with copper oxides. Previous operators concluded that much of the coarse gold is directly depositional in origin, because it occurs as discrete three-dimensional grains.

Mineral Resource and Mineral Reserve Estimations

Results of a NI 43-101 compliant mineral resource and higher grade mineral resource estimate at Copperstone from the March 27, 2006 AMEC Report are as follows:

The AMEC Report estimated total Mineral Resources by tabulating all mineralization within the 1.03 grams Au/tonne grade shell and above a cutoff grade of 1.71 grams Au/tonne (0.05 oz/ton). This represents mineralization that may have reasonable prospects for economic extraction at higher gold prices, economies of scale and the potential for extraction of mineralization from expansion of the existing open pit. The cutoff grade from past mining operations on the property was approximately 0.04 oz/ton, which closely correlates to the cutoff used by AMEC in their report.

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

Table 1A. Mineral Resource Tabulation –Model Capped at
137.1 g Au/t with a 1.71 g Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne gold)	Contained Ounces of Gold
A, B, C and D	Measured	15,600	14.61	7,333
A, B, C and D	Indicated	2,408,260	5.55	429,563
A, B, C and D	Measured & Indicated	2,423,860	5.61	436,896

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

Table 1B. Mineral Resource Tabulation –Model Capped at
137.1 g Au/t with a 1.71 g Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Inferred	532,740	5.21	89,445

In addition to identifying the mineral resource, mineral resources above a cutoff grade of 6.86 g Au/t, and with dilution and mining extraction parameters applied are listed below.

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

Table 2A. Higher Grade Mineral Resources –Model Capped at
137.1 g Au/t with a 6.86 g Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Measured	9,340	13.51	4,028
A, B, C and D	Indicated	328,820	12.55	132,807
A, B, C and D	Measured & Indicated	338,160	12.58	136,835

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

Table 2B. Higher Grade Mineral Resources – Model Capped at
137.1 g Au/t with a 6.86 g Au/t Cutoff Grade

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Inferred	3,360	10.25	1,113

The economic parameters applied to this higher grade resource are preliminary and the Mineral Resources have not demonstrated economic viability until financial analyses determine that the resources can be extracted at a profit after recovery of operating and capital costs. Furthermore, in accordance with NI 43-101 Section 2.3.3, the Preliminary Assessment includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Preliminary Assessment will be realized.

Mineralized domains and gold grades were established using industry accepted statistical methods. Bulk density values were averaged by rock type. A three dimensional block model was then generated using 18 x 12 x 6 foot blocks and interpolated utilizing mine planning software. The resource estimate was then validated with visual checks of block estimates versus drill hole composite grades, and bias checks using numerous statistical methods.

AMEC reviewed available QA/QC data and found the gold, silver, and copper assays from the Corporation and Cyprus drill campaigns to be acceptably accurate. Resampling of core produced in the Royal Oak period of drilling produced poor agreement between original and reassayed core. However Royal Oak data is only 4% of the total assay data base. AMEC recommended that mineralized intervals of Royal Oak holes be reassayed for use in future resource estimates.

AMEC found assay precision for the Corporation’s drilling campaigns to be acceptable for a Preliminary Assessment. AMEC recommended that the Corporation’s sample preparation protocols be improved in future programs to accommodate high-grade gold (such as crushing to 95% passing 10 mesh, split 500 to 1000 grams, pulverize to 95% passing 150 mesh) or that the Corporation consider employing metallic screen assays for visibly mineralized intervals. Duplicate pulp assays are not available for the Royal Oak or Cyprus drill campaigns, therefore precision estimates could not be made for these drilling campaigns.

Mineral resource estimates were validated using several industry standard methods.

Rounding of tonnes as required by reporting guidelines may result in apparent differences between tonnes, grade and contained ounces gold.

Resource geometry (dip and thickness), rock mass characteristics, and continuity limit the ability to support a large scale operation with highly productive stopes; however, a combined approach of selective mining methods is proposed to maximize extraction and minimize dilution. A sustainable production rate of 350 tpd is suitable for the currently defined underground higher grade resource.

Metallurgical test work supports gold recoveries in excess of 90% utilizing a process, which involves crushing, grinding, and floating a gold concentrate, dissolution of gold, followed by gold recovery.

Tailings are proposed to be stored in a new, unlined, facility, which is constructed above the existing fully-lined tailings facility.

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

Conceptual mine production totals 377,000 tons with an average grade of 0.366 oz Au/ton. The mine life is three years, at a nominal production rate of 350 tpd. Project capital costs are estimated to be $32 Million assuming the installation of all new equipment Life-of-mine operating costs average $103/ton. Economic analyses indicate a gold price of $600/oz Au is required for breakeven.

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

AMEC identified the following areas as having the greatest opportunity to add value to the Copperstone project:

• Increase mineable resources through down-dip and down-strike exploration of the existing resource, supplemented with additional resources yet to be delineated from nearby geophysical and exploration anomalies. Order-of-magnitude sensitivity analyses indicate a non-discounted breakeven cash flow can be achieved if the resource base increases from 377,000 tons with an average grade of 0.366 oz Au/t to 748,000 tons with the same average grade. The required tonnage increases to 1,506,000 with a 10% discount rate. This sensitivity analysis is based on the assumption that pre-production capital and operating costs are identical to those in the proposed base case mine plan, with a minor incremental ongoing capital cost expense.

• Increase gold production through increased mill head grades by being more selective within the currently defined resources, supplemented with additional resources yet to be delineated from nearby geophyisical and exploration anomalies. Order-of-magnitude sensitivity analyses indicate a non-discounted breakeven cash flow can be achieved if the average grade of the current mineable resource increases from 0.366 oz Au/ton to 0.469 oz Au/ton. The required grade increases to 0.525 oz Au/ton if a 10%

discount rate is applied. This sensitivity analysis is based on the assumption that capital and operating costs are identical to those in the proposed base case mine plan.

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

Recently Completed Work Programs

Old Bonanza completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. A cross cut has been driven westward, into the footwall, to establish underground two drill stations, Drill Bay #1 and #2. Underground channel and panel sampling programs have demonstrated continuity to the gold grades in the southern portion of the D-Zone.

A substantial, detailed surface and underground core drilling program has been completed and forms the basis for the AMEC Report. This extensive core drilling from surface and underground has located and defined the grade profile of the Copperstone Fault in the D-Zone and other zones, which provide detailed data, and will assist in the design of future underground workings and stopes.

Including the D-Zone and the ore mined from the pit, the Copperstone Fault is known to be mineralized over a strike length of about 3,600 feet, a vertical extent of 600 feet, and a down dip extent of 1,800 feet. True thickness of the gold mineralization in the targeted zones ranges up to 40+ feet thick in the Copperstone Fault. Additionally, it appears that sub-parallel structures well into the hanging wall and footwall of the Copperstone Fault contain unexplored occurrences of high grade mineralization.

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

American Bonanza drilling includes both surface and underground drilling. Drilling was concentrated in the A-, B-, C-, and D-Zones. The drilling program was designed to convert indicated and inferred resources into measured resources or reserves in the D, C and Highwall zones while testing additional exploration targets down dip and along strike. While the results of the drill campaign were often encouraging, in general, the drilling returned lower grades than those from previous campaigns, often removing continuity previously thought to exist between higher grade intercepts. A detailed geologic mapping and structural study has been completed in the pit area and in the underground workings. In addition, geophysical exploration data has been collected across the Copperstone site.

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

Current and Future Work Program

A new three dimensional geologic exploration model is being prepared by the Corporation for Copperstone. In addition to incorporating the work collected in the AMEC study, this new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. Completion of the new exploration model is expected during the second quarter of 2006.

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

Fenelon Project

General

For the past three years, Taurus was entirely focused on the exploration of the Fenelon Project in Quebec. Pursuant to the Joint Venture Agreement (as defined below) Taurus had the right to earn a 62% interest in the Fenelon Project and Fairstar Explorations Inc. (“Fairstar”) had a 38% interest in the Fenelon Project (pursuant to the Plan of Arrangement detailed under Item 4. “History and Development of the Corporation” the Corporation now has a 100% interest in the Fenelon Project subject to making final instalment payments to Cyprus). Taurus was the manager and had operational control of the Fenelon Project under the Joint Venture Agreement. Leading into this period, Taurus extracted and processed a 14,000 tonne open-pit bulk sample, which confirmed and expanded the previous database, and indicated the presence of a potentially economic gold deposit. A program of further definition drilling, sampling and mapping of the Fenelon deposit was undertaken in 2002, which resulted in the preparation of an NI 43-101 technical report and a resource estimate for the upper 50 metres of the deposit. As indicated in the 2005 Innovexplo Report, this technical report, prepared in accordance with NI 43-101, supported Taurus’s plan to conduct an underground assessment of the location, quality and quantity of the currently identified mineral deposit that could delineate ore reserves and resources and provide the remaining information necessary to complete a feasibility study on a sustainable underground mining operation.

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

Property Description and Location

The Fenelon Gold Project (the “Fenelon Project”) located in the Province of Quebec, approximately 30 kilometres (“km”) east of the Corporation’s Martiniere “D” property, approximately 600 km north of Montreal. The property (the “Fenelon Property”) consists of 454 mining claims totaling 17,830 acres. The Corporation is the manager and has operational control under the Joint Venture Agreement (as defined below). Pursuant to a joint venture agreement among Cyprus Canada Inc. (“Cyprus”), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the “Joint Venture Agreement”), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, the Fenelon Project was held and operated on a joint venture basis by Taurus and Fairstar, but is now operated by the Corporation. The following map sets out the location of the Fenelon Project:

Pursuant to an exploration agreement with option to purchase dated as of July 17, 1998 between Cyprus and Taurus (the “Option Agreement”), which agreement was amended as of May 1, 2000, Cyprus granted Taurus the right to explore certain properties owned by Cyprus including the Fenelon Property and other Casa Berardi properties and granted to Taurus an option to purchase Cyprus’ interest in the properties and the survey of such properties upon payment to Cyprus of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of “Commercial Production” (meaning the date on which minerals have been mined and processed from any of the properties at an average rate of not less than 70% of the design rate established in an applicable feasibility study for a period of 90 consecutive days of operation), the second installment to be paid on or before the day which is six months after the achievement of Commercial Production, and the third installment to be paid on the first anniversary of the achievement of Commercial Production. In order to exercise the option, Taurus was also required to issue to Cyprus 2,027,579 common shares of Taurus, which were issued. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are subject of the option. Pursuant to the Option Agreement, as amended, Cyprus is entitled to a minimum 1% net smelter return (“NSR”) royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to the 62% of the properties which the Corporation acquired through Taurus. Pursuant to the Joint Venture Agreement, a NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleums Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by the Corporation. In addition, as described below, a 6% net profits interest royalty interest in the Fenelon Project was payable by the Corporation to Stonegate Management Limited (“Stonegate”) on Taurus’ interest in the Fenelon Project pursuant to a loan agreement between Taurus and Stonegate dated December 1, 2003, as amended. Pursuant to the terms of a loan restructuring agreement dated April 1, 2005 with Stonegate, a company operating at arms length to the Corporation, Stonegate agreed to revise the terms of a US$1.0 million loan made by Stonegate to the Corporation’s subsidiary, Taurus. In connection with the restructuring of the loan, Stonegate also agreed to reduce the net profits interest it holds over the Fenelon project to 2%, down from 6% of the 62% of the project owned by Taurus.

In November 2004, Fairstar commenced an action against Taurus in the Quebec Supreme Court, claiming that Taurus has breached the Fenelon Project Joint Venture Agreement. In accordance with the terms of the Arrangement Agreement, upon completion of the Plan of Arrangement and upon the transfer of Fairstar’s 38% interest in the Fenelon Project to New Bonanza, the Corporation holds an option to acquire a 100% interest in the Fenelon project and the litigation between Taurus and Fairstar relating to the Fenelon Project has been settled, enabling the Corporation to proceed with further exploration and development of the Fenelon Project.

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

The geology of the Fenelon Property area is based on interpretations derived from geophysical data, borehole data and limited outcrops studies. The following description is summarized from work completed by Cyprus, Fairstar and Taurus. Additional structural information was collected by Steffen, Robertson and Kirsten (Canada) Inc. (“SRK”) during a limited structural analysis of the stripped outcrop and a complete reinterpretation of borehole sections and level plans. Although published maps indicate that the Fenelon Project area is underlain by basaltic volcanic rocks of the Manthet Domain, diamond drilling over the project area suggests that the geology is predominantly characterized by metasedimentary units including greywacke, siltstone, mudstone, graphitic argillite and iron formation, intruded by intermediate to felsic dykes and plugs and by mafic to ultramafic sills and dykes. Mafic volcanic flows are sporadically reported in exploration boreholes, particularly by Cyprus. In drill logs and reports, lithological units are described as variably altered and the dominant alteration types include silicification, carbonatization, sericitization, biotization, chloritization and addition of sulphides. Mafic to ultramafic intrusive units are locally magnetic. The contact zone between the Manthet Domain and the Matagami Domain occurs near the southern boundary of the property. The Matagami domain consists predominantly of metasedimentary units including: greywacke, sandstone, mudstone and conglomerate with local pyroclastic units. Rock units depict variable strain, partitioned between high and lower strain regions. The contact between the Manthet and Matagami Domains correspond to a regional east-west striking high strain zone (the North Detour fault) separating regions of contrasting magnetic patterns. In the vicinity of the Fenelon Project, the North Detour fault warps gently to the south to strike east south east immediately east of the claim block. Ground and airborne geophysical exploration data, suggest that several structures stem northerly from the North Detour fault zone into the deposit area. The absence of outcrop exposure in the area impedes the ability to accurately map fold patterns. However, regional airborne geophysical exploration data suggest that rock units are folded. In 1997, drilling recovered sporadic oriented core (Foster testing). The interpretation of this oriented core data suggests that within the drilling area the dominant planar fabric strikes east to east south east with steep southerly to vertical dip (70-90°). However, given the lack of lateral deviation data for the 1997 drilling, interpretation of “Foster test” results is equivocal.

The Fenelon gold deposit Discovery Area is hosted in a series of siliceous zones and small-scale silica-albite shear zones within coarse-grained mafic intrusives that are segmented by a series of mafic dykes, between two panels of argillaceous sediments. The area is characterized by four major lithological units. The dominant unit is the metasediment. This unit includes greywackes, siltstones, mudstones, locally graphitic argillites and iron formations. A major mafic intrusive unit intrudes the metasediments. Its composition is gabbroic, it is dark-coloured, massive and usually coarse grained (1-4 mm) but locally medium grained, as seen south of the ramp. A second type of intrusive unit cuts the metasediments, its composition is intermediate to felsic. This unit is located north of the main coarse grain mafic intrusive, and it is massive in this area. The grain size is generally medium and locally with porphyritic feldspar. In the decline ramp, this unit is represented by a swarm of narrow feldspar porphyry dykes with sharp contacts with the metasediments. The third type of intrusive rock is the late mafic, fine grain dykes. They vary in thickness from few centimetres up to two to three metres and locally cut the mineralized zones, creating internal dilution.

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

History

Pursuant to the Option Agreement, as amended, Cyprus granted to Taurus an option to acquire all of Cyprus’ interests in its Casa Berardi exploration portfolio in the Province of Quebec, Canada. The exploration portfolio includes 881 claims comprising five properties, located within the Casa Berardi sector of the Abitibi greenstone belt in northwestern Quebec. The area is generally remote. Timber roads and winter roads allow access throughout the year to many parts of the area. Potentially prospective properties include the Fenelon Project, the Martiniere Gold Project, and the Northway-Noyon Gold project, all located in Quebec. See “Fenelon Project – Property Description and Location” for the terms of the Option Agreement.

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

Past Exploration

In 1999, Taurus produced a planning document for the Fenelon Project, which indicated significant potential to develop the deposit as an underground mine using selective mining techniques. Taurus conducted the open-pit Bulk-Sample Program during the period February 5 to June 28, 2001 using local contractors. A total of 101,727 cubic metres of unconsolidated overburden was removed, followed by the mining of 72,960 tonnes of rock, including approximately 14,000 tonnes of mineralized material that was treated to extract the contained gold and silver. The geology was mapped and many samples taken, improving the understanding of the occurrence and distribution of the mineralization.

The open-pit Bulk-Sample Program provided direct mining experience necessary in the development of an economic open-pit mine plan. The metallurgical response of the mineralization to the conventional cyanidation mill flow sheet was as predicted in previous tests, with an excellent gold recovery of over approximately 97 percent. Final production numbers from the mining and milling of the bulk sample totalled 14,000 tonnes milled producing 4,213 ounces of gold. Taurus received payments for this gold, net of milling and refining costs, of over $1.3 million. This sum essentially covered the cost of completing the Bulk Sample Program.

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

Past Mineral Processing and Metallurgical Testing

In 2001, a bulk sample metallurgical test was performed on the Fenelon Project’s ore. Approximately 72,960 t of rock was mined from a small pit and 13,835 t of ore was hauled to and treated at Richmont’s Camflo mill located near Malartic, Quebec. A total of 4,213 oz of gold was recovered. The final recovery was calculated to be 97.1% of the contained gold using conventional cyanidation techniques. The final head grade was 9.84 g/t gold. In September 2004, a second milling test was conducted in the Camflo mill facility. A total of 9,005 short tons of ore from the Fenelon Project was milled. The high grade ore represents 6,354 short tons grading 0.362 ounce/ton. The low grade ore represents 2,651 short tons grading 0.148 ounce/ton. A total of 2,596 ounces of gold was recovered. For the total of 9,005 short tons the mill feed grade was estimate at 0.299 ounce/ton, with a recovery of 95.5% . After the final inventory from the mill, the grade was calculated at 0.312 ounce/short ton, including gold lost in the tails during the milling. If the 90 ounces lost to the mill malfunction is included in the mill reconciliation, total gold recovery is close to 97%.

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

Mineral Resource and Mineral Reserve Estimations

In 2004 Taurus and Fairstar commissioned Innovexplo Inc. to prepare an updated geological assessment and mineral resource estimate for the Fenelon Project. The report was entitled “Technical Report on the Resources Evaluation, Fenelon Project,” and was prepared by Carl Pelletier, P.Geo. and Yves Gagnon, P.Eng. (the “2004 Innovexplo Report”) dated September 14, 2004. The 2004 Innovexplo Report provides a geological assessment and mineral resource estimate for the Fenelon Project and is based on information developed during the mining-test and feasibility-program and contained in earlier reports. The 2004 Innovexplo Report also complies with the requirements of NI 43-101. The resource estimate is confined to a volume of the central Discovery zone which is approximately 160 metres long to a depth of 175 metres. This volume has been exposed in test-mine workings and drilled in sufficient detail to allow estimation of a Measured and Indicated Mineral Resource. Approximately 80% of the reported resource occurs within 100 metres of the surface. The six veins that comprise this resource remain open to the east and at depth. Further drilling and development is planned to augment the current resource.

In 2005, Taurus and Fairstar commissioned Innovexplo Inc. to prepare a further geological assessment and mineral resource estimate for the Fenelon Project. The report was entitled “Technical Report on the Resources Evaluation, Fenelon Project,” and was prepared by Carl Pelletier, P.Geo. and Yves Gagnon, P.Eng. (the “2005 Innovexplo Report”) dated January 31, 2005. An update of the resource estimate presented in the 2004 Innovexplo Report is set out in the 2005 Innovexplo Report. The update of the resource is based upon the same criteria as that set out in the 2004 Innovexplo Report. Total resources were estimated at 55,684 tonnes grading 19.61 g/t gold in the measured and indicated categories (4,002 t grading 18.36 g/t gold measured and 51,682 t grading 19.71 g/t gold indicated). This represents 35,107 contained ounces of gold. In addition, inferred resources are estimated at 27,245 t grading 12.79 g/t gold for a contained gold content of 11,203 ounces. These figures are estimated on the basis of a 5 g/t gold lower cutoff grade, with high-grade assays cut to 50 g/t gold for the Measured Mineral Resources and to 75 g/t gold for the Indicated and Inferred Mineral Resources. From the total of measured and indicated resources, 7,757 tonnes have been removed due to mining, which means a total of measured and indicated resources of 47,927 tonnes grading at 19.61 g/t gold (including 3,098 tonnes of on site broken ore). Inferred resources have not changed. Measured resources were not recalculated based on the sampling of the new development.

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

Table 3A. FENELON MINERAL RESOURCE

Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
Measured & Indicated	47,927	19.61	30,217

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

Table 3B. FENELON MINERAL RESOURCE

Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
Inferred	27,245	12.79	11,203

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

Pursuant to an agreement (the “Sable Agreement”) between Sable Resources Ltd. (“Sable”) and Medallion Resources Ltd (formerly Hera Resources Inc.) dated August 26, 1993 certain mining claims in which Sable had a 100% interest were transferred by Sable to Taurus. At the date of the Sable Agreement, Taurus was already the owner of certain other mining claims in this area which together with the mining claims acquired under the Sable Agreement constitute the Taurus Project. Ten of the Taurus mining claims are subject to a 2.5% NSR royalty payable to Sable. The following map sets out the location of the Taurus Project.

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

No significant work programs were completed by Taurus in 1998. In September, Cusac Gold Mines (“Cusac”) entered into an agreement with Taurus to earn up to 70% interest in the Taurus Property by performing a certain minimum amount of exploration and development work over a four-year period and completing a positive feasibility study. In 1999, Cusac defined six distinct zones using factors including geography, geology, data density, and amenability to open pit mining methods. Taurus’ agreement with Cusac was terminated on June 8, 2000.

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

Mineral Resource and Mineral Reserve Estimations

Subsequent to December 31, 2005, Wardrop Engineering (“Wardrop”) was commissioned by the Corporation to develop a NI 43-101 compliant resource estimate, which included the seven known zones on the property (Sable, 88 Hill, 88 West, Highway, Taurus West, Taurus Mine and Plaza). The report titled “Technical Report on the Taurus Project, Liard Mining District, British Columbia Resource Estimate and Metallurgical Review” dated February 6, 2006 (the “Wardrop Report”) also included a metallurgical review of the historical testwork conducted to date. The Wardrop Report has been filed and is available on SEDAR at www.sedar.com.

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

Other Properties

The properties set out below are not sufficiently advanced to be considered material to the Corporation. Consequently, only a brief description of these properties is included here.

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

ITEM 4.E.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Year Ended December 31, 2005

For the twelve months ended December 31, 2005, the Corporation had a net loss of $4,215,960 or $0.06 per share compared with a net loss of $1,219,731 or $0.03 per share for the corresponding period in 2004. The increase from the comparable period was primarily attributable to write down of the mineral properties totalling $1,742,720 and stock based compensation expense of $733,248 and increased expenditures levels resulting from the

Arrangement in both the general and administrative and business development expenditures categories due to increased activity and personnel.

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

ITEM 5.E.	Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

ITEM 5.F.	Contractual Obligations

The following table sets forth the Corporation’s know contractual obligations as at December 31, 2005:

	Payments due by period(1)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations (3)	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch	300,000	30,000	60,000	60,000	150,000
Living Trust on Copperstone Property(4)
Mineral Property Interests – Filing Fees(2)	376,530	62,755	125,510	125,510	62,755
Office Rental Agreement	193,335	64,445	128,890	Nil	Nil
Total	$869,865	$157,200	$314,400	$185,510	$212,755,

(1)	All amounts in U.S. dollars

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

The following is information as at March 24, 2006:

Advisor to the Board of Directors

Robert Blakestad, Advisory Board Member

Mr. Blakestad, Highlands Ranch, Colorado, age 59, holds an MSc in geology and is a registered Professional Geologist. He has over 30 years of world-wide mining exploration and development experience. He was President and Chief Executive Officer of Taurus from April 1998 to November 2004. Mr. Blakestad is presently Vice President, Exploration for Apex Silver Mines Limited; Vice President, Exploration of Amax Gold Inc. from January 1996 to April 1998; and he also has held management positions with Homestake Mining Company. Mr. Blakestad is currently Advisor to the Board of Directors to the Corporation. Mr. Blakested has not entered into a non-competition agreement with the Corporation.

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 63, holds a M.Sc. in Geology, has been Chairman, Viceroy Exploration Ltd. since April 2003, past President March 2003 to December 2003; Chairman Viceroy Resource Corporation from October 1996 to November 2002; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003. Mr. Netolitzky was appointed to the Board of Directors on June 11, 2004. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 56, holds an MBA, is a registered Professional Engineer and is Vice-President, Corporate Development & Chief Financial Officer, Yukon Zinc Corporation, Pacifica Resources Ltd. and StrataGold Corporation, Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a director of Yukon Zinc Corporation and Pacifica Resources Ltd., both of which are currently listed on the TSX Venture Exchange. Mr. McKnight has not entered into a non-competition agreement with the Corporation.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 58, holds a B.Sc. degree in Economics and has been a director of Taurus since 1996. Mr. Bagwell has 35 years of experience managing and working with many public and private companies. Mr. Bagwell is a founder and has been principal of Global Service Group, LLC, an asset management company, since June 1998. From August 1980 to May 1998, Mr. Bagwell was Executive Vice President of Diamond Hill Plywood Co. a large privately owned wholesale distribution business located in southeastern United States. In February 2004, Mr. Bagwell was a cofounder of a large hydroponicsfarm located in Florida. Mr. Bagwell also oversees Jireh International Ministries his own private, not for profit, charitable company that is involved in feeding programs for children throughout the world and a prisoner support program in the central Florida prison system. Mr. Bagwell is a member of the Corporation’s Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Donald Lay, Director

Mr. Lay, Vancouver, British Columbia, age 46, holds a B.Sc. and has been a director of Taurus since 2001. He is a principal of One Degree Capital, a corporate finance boutique that works with emerging public and private companies since 2000. Mr. Lay is also the Chief Executive Officer of Contec Innovations Inc. since May, 2005. Previously, he was the Manager of Investor Relations with Forbes Medi-Tech from 1998 to 2000, and Managing Director of Portfolio Partners Capital Corp. from 1994 to 1997. He is currently a member of the audit committee of Taurus and is currently a member of the Board of Directors of Contec Innovations Inc. and Medallion Resources Ltd., both of which are listed on the TSX Venture Exchange. Mr. Lay has not entered into a non-competition agreement with the Corporation.

Carl Ravinsky, Director

Mr. Ravinsky, Montreal, Quebec, age 55, is a lawyer with the Quebec law firm of Desjardins, Ducharme, Stein Monast and has been a director of Fairstar since 1993. Mr. Ravinsky has been practicing business law since 1975 and is currently qualified to practice law in Quebec, Ontario and Alberta. Mr. Ravinsky is a member of the Corporation’s Audit Committee. Mr. Ravinsky has not entered into a non-competition agreement with the Corporation.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 44, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin is also currently a member of the board of directors of Mesa Uranium Corp. a company listed on the TSX Venture Exchange. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Executive Vice President, Chief Financial Office (“CFO”), Director

Mr. Bonifacio, Vancouver, British Columbia, age 45, is a Certified General Accountant and has been Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of Earthworks Industries Inc., a company listed on the TSX Venture Exchange. Mr. Bonifacio is also currently a member of the board of directors of Mesa Uranium Corp. a company listed on the TSX Venture Exchange. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Joe G. Kircher, Vice President, Chief Operating Officer (“COO”)

Mr. Kircher, Reno, Nevada, age 47, is a Mining Engineer and has been Vice President, and Chief Operating Officer since April 2004; General Manager – Mining Division, Washington Group International Inc. 2003 to 2004; General Manager, Kinross Gold Corporation from 1999 to 2002; Vice President, Operations, Dakota Mining Corporation from 1996 to 1998; Vice President, Operations, Consolidated Nevada Goldfields Corporation 1991 to 1995. Mr. Kircher has not entered into a non-competition agreement with the Corporation.

Robert Hawkins, Vice President Explorations

Mr. Robert Hawkins, Nevada, age 62, is a Professional Geologist and has been Vice President, Exploration of the Corporation since January 31, 2006; Vice President, Exploration for Metallic Ventures Gold Inc. from 1998 to 2005; Vice President, Exploration for Cobre Mining Company from 1993 to 1998. Mr. Hawkins has not entered into a non-competition agreement with the Corporation.

Foster V. Wilson, Vice President Corporate Development

Mr. Wilson, Reno, Nevada, age 46, is a Professional Geologist and has been Vice President, Corporate Development of Bonanza since May 2003; Consulting geologist 2000 to 2003; Former member of technical services group at Placer Dome Exploration 1990 to 1999; Former exploration geologist with Echo Bay Exploration 1985-1990. Mr. Wilson is also currently a member of the board of directors of Mesa Uranium Corp. a company listed on the TSX Venture Exchange. Mr. Wilson has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President, Controller

Mr. Joe Chan, Vancouver, age 57, is a Certified Management Accountant, and has been Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accoutant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

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

As of March 24, 2006, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Yukon Zinc Corporation and StrataGold Corporation Pacifica Resources Ltd. AMEC Americas Ltd. Finisterre Holdings Inc.	Zinc/Yukon Gold/Canada & Guyana Zinc/Yukon Construction/International Private holding company	Vice President, Corporate Development & CFO; Director Manager, Financial Services Director, Principal and President	Feb 2004 to Present Dec 2004 to Present May 2003 to Present Sep 2003 to Jan 2004 1996 to Present
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp. 607792 British Columbia Ltd Boni Holdings (1982) Ltd.	Landfill/California Uranium/Utah Copper/Nevada Private Co.	Director Director Secretary and Director President and Director	Feb 2002 to Present Dec. 2005 to Present June 2000 to Present 1991 to Present
Brian Kirwin	607792 British Columbia Ltd. Mesa Uranium Corp.	Copper/Nevada Uranium/Utah	President and Director Director	June 2000 to Present Dec. 2005 to Present
Ronald Netolitzky	Viceroy Exploration Ltd.
Aurcana Corp
Brett Resources Inc.

Canadian Gold Hunter
Eagle Plain Resources Ltd.
Golden Band Resources Inc.
International Uranium Corp.

Strongbow Resources Inc.
Santoy Resources Ltd.
Santoy Resources Ltd.
Skeena Resources Limited
Solomon Resources Ltd.
Gold/Argentina
Silver, zinc/Mexico
Precious Metals/South
America & Canada
Gold/Canada
Minerals/Yukon & BC
Gold/Saskatchewan
Uranium/Canada,
Colorado & Mongolia

Minerals/NWT & BC
Uranium & Coal/Cdn
See above
Gold/S. America & Cdn
Gold/International
Chairman, Director Director Director Director Director President & CEO, Director Advisory Board Director Director President Director Director	Apr 2003 to Present
Sept 1997 to Present
Aug 1998 to Present

Sept 2003 to Present
May 2004 to Present
July 1989 to Present
Dec 2003 to Present

Aug 1990 to Present
Aug 1995 to Present
Nov 2004 to Present
April 1983 to Present
Aug 1989 to Present

Donald Lay	Medallion Resources Ltd. Contec Innovations Inc. International Taurus Resources Inc.	Gold/Nevada Software – tech Subsidiary of Corporation	Director Director Director	April 25, 2001 July 2002 to Present 2001 to Present
James F. Bagwell	Global Service Group	Financial/Florida	Partner	June 1998 to Present

Name of Director/Officer	Corporation	Business/Area	Position	Period
Carl Ravinsky	FairWest Energy Corporation Northern Precious Metals 2004 Limited Partnership Fairstar Explorations Inc.	Oil & Gas/Alberta Investment Fund – Investing in resource properties in Canada Minerals/Canada	Director Director Director	Aug 2005 to Present Oct 2004 to Present 1993 to Present

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

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2005, in respect of each of the individuals who were, as of December 31, 2005, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation (US$)			Long-Term Compensation		All other Compensa tion
		Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)
Brian P. Kirwin(2) President, CEO	2005	165,000	50,000	Nil	Nil	Nil	Nil
Giulio T. Bonifacio(2) Executive Vice President, CFO	2005	150,000	25,000	Nil	Nil	Nil	Nil
Foster Wilson VP Corporate Development	2005	102,000	Nil	Nil	Nil	Nil	Nil
Joe Kircher Vice President, COO	2005	144,000	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

(2)	Mr. Kirwin’s and Mr. Bonifacio’s annual compensation amounts are based on employment contracts with Old Bonanza.

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

Powers and Functions of Directors

Pursuant to the Corporation’s Articles of Incorporation, a director who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Corporation has entered or proposes to enter, is liable to account to the Corporation for any profit that accrues to the director or senior officer under or as a result of the contract or transaction to the extent provided in the BCA. A director who holds a disclosable interest in such a contract or transaction is not entitled to vote on any director’s resolution to approve the contract or transaction, except in certain limited circumstances (Part 5, Division 3 of the BCA). A director or officer has a disclosable interest in contract or a transaction if: (a) the contract or transaction is material to the Corporation; (b) the Corporation has entered into, or proposes to enter into, the contract or transaction; and (c) either the director or officer has a material interest in the contract or transaction, or is a director or officer of, or has a material interest in, a person who has a material interest in the contract or transaction. The Corporation did not enter into any contract or transaction in which a director or officer had a disclosable interest during fiscal 2005.

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

The Corporation’s Code of Ethics provides that officers and employees are prohibited from taking advantage of an opportunity that is discovered through the use of any corporate property, information or contacts or position with the Corporation, and must bring such opportunities to the attention of the Corporation. Officers and employees are also required to bring all potential conflicts of interest to the attention of the Corporation. Directors are not subject to the Code with respect to these two matters butare governed by similar provisions in the British Columbia Business Corporations Act. See Item 10.B “Notice of Articles and Articles of Incorporation. Powers and Functions of Directors.”

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

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2005 and 2004

Consolidated Statements of Operations and Deficit and Statements of Cash Flows, all for the fiscal years ended December 31, 2005, 2004, and 2003

Notes to Consolidated Financial Statements

ITEM 18.	FINANCIAL STATEMENTS

See Item 17.

ITEM 19.	EXHIBITS

Exhibit
Number	Description
1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)
2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)
4.1	Employment Agreement for Brian Kirwin. Incorporated by reference – filed on EDGAR (www.sec.gov) with Old Bonanza’s Form 20-F for the year ended December 31, 2003.
4.2	Employment Agreement for Giulio Bonifacio. Incorporated by reference – filed on EDGAR (www.sec.gov) with Old Bonanza’s Form 20-F for the year ended December 31, 2003.
4.3	Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated December 22, 2004. Incorporated by reference – filed on EDGAR (www.sec.gov) with Old Bonanza’s Form 20-F for the year ended December 31, 2003.
8.0	List of Principal Subsidiaries.(1)
11.0	Code of Ethics.(1)
12.1	Section 302 Certification by Chief Executive Officer.
12.2	Section 302 Certification by Chief Financial Officer.
13.1	Section 906 Certification by Chief Executive Officer.
13.2	Section 906 Certification by Chief Financial Officer.

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F filed with the SEC on April 10, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date: November 27, 2006

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

      International Taurus Resources Inc.;
      American Bonanza Gold Mining Corp;
      Bonanza Gold Inc., which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).
      0710882 B.C. Ltd.

All inter-company transactions and balances have been eliminated.

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property deferred costs, amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations.

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

Impairment of long-lived assets

The Corporation determines if any impairment exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. In recognizing and measuring an impairment loss, an asset may be grouped with other assets and liabilities which have largely independent cash flows from other assets and liabilities. An impairment loss is then required, if the carrying amount of a long-lived asset or net asset group exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s or net asset group’s carrying value exceeds their fair value.

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

7.	MINERAL PROPERTIES

Project	2005	2004
	$	$

Copperstone (a)	21,732,835	16,064,009
Fenelon (b(i))	12,350,507	-
Taurus Gold (b(ii))	6,546,020	-
Gold Bar (c)	1,013,399	857,445
Northway	3,774,047	-
Other (d)	2,530,858	173,064
Pamlico (c)	-	1,732,170

	47,947,666	18,826,688

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2005:

							Martiniere	Total	Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Pamlico	Northway	and Other	2005	2004	2003
	$	$	$	$	$	$	$	$	$	$

Balance, beginning of year	16,064,009	-	-	857,445	1,732,170	-	173,064	18,826,688	11,406,116	8,749,879

Additions during the year:

Acquisition of International Taurus
Inc. and Fairstar Resources Inc.’s
Mineral Investments (note 2)	-	12,065,842	6,480,898	-	-	3,755,517	2,311,864	24,614,121	-	-
Decline, drilling and underground
support	3,769,846	-	-	-	-	-	-	3,769,846	4,309,183	1,387,361
Geological consulting and related	605,503	542,014	65,122	24,637	-	17,969	1,475	1,256,720	1,010,314	354,694
Consulting – fair value of options	-	-	-	-	-	-	-	-	220,568	232,542
Drilling, net of JV costs	-	-	-	103,470	-	-	-	103,470	306,809	141,211
Assaying	407,426	-	-	4,992	-	-	187	412,605	540,519	107,239
Geophysics	35,028	-	-	27	-	-	-	35,055	123,129	-
Feasibility	209,324	-	-	-	-	-	-	209,324	-	-
Engineering/environmental	128,749	-	-	-	-	-	-	128,749	-	-
Advance royalty payment	-	-	-	-	-	-	-	-	40,740	40,551
BLM land payments	125,932	-	-	16,541	-	-	10,090	152,563	129,692	94,362
Property acquisition and related	102,870	-	-	-	-	-	-	102,870	151,506	-
Property payment	-	3,838	-	-	10,146	561	34,178	48,723	119,750	197,385
Computer and related	8,291	-	-	-	-	-	-	8,291	10,701	78,618
Capitalized interest	-	-	-	-	-	-	-	-	-	36,907
Site maintenance and camp:						-
Utilities and power	73,198	-	-		247	-	-	73,445	82,934	56,527
Property caretakers	39,490	-	-		-	-	-	39,490	82,111	43,767
Equipment and truck rental	85,931	-	-	1,084	-	-	-	87,015	203,298	32,593
Telephone	6,205	-	-		-	-	-	6,205	9,735	11,573
Maintenance, supplies, other	71,033	19,829	-	5,203	157	-	-	96,222	79,583	34,613
Government assistance	-	(281,016)	-	-	-	-	-	(281,016)	-	-
Write-off of Pamlico property	-	-	-	-	(1,742,720)	-	-	(1,742,720)	-	-
Debt forgiveness and exchange gain
on acquisition payables	-	-	-	-	-	-	-	-	-	(193,706)
	5,668,826	12,350,507	6,546,020	155,954	(1,732,170)	3,774,047	2,357,794	29,120,978	7,420,572	2,656,237

Balance, end of year	21,732,835	12,350,507	6,546,020	1,013,399	-	3,774,047	2,530,858	47,947,666	18,826,688	11,406,116

7.	MINERAL PROPERTIES (continued)

(a)	Copperstone

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

Taurus' principal property is the Fenelon gold property located in the Province of Quebec, approximately 30 kilometers east of the Corporation's Martiniere gold property. The Fenelon property consists of 454 mining claims totaling 17,830 acres. The Corporation holds a 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement as summarized in note 2.

Pursuant to a joint venture agreement among Cyprus Canada Inc. ("Cyprus"), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the "Joint Venture Agreement"), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd, Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, Taurus is required to pay common share and cash consideration to Cyprus to acquire a 62% interest in the Fenelon Project and Fairstar held the remaining 38% interest prior to the Arrangement.

As at December 31, 2005, to exercise its option to acquire the remaining 62% interest in the Fenelon Project and a 100% interest in the other Casa Berardi properties described below, Taurus must make cash payments to Cyprus of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of commercial production on any one of these properties and the remaining installments to be made six and twelve months thereafter. Once these payments have been made, Cyprus will relinquish all of its rights in respect of the Fenelon property and the other Casa Berardi properties in exchange for a royalty. Cyprus will be entitled to a minimum 1% net smelter return (“NSR”) royalty and a maximum 2% NSR royalty on properties not subject to other royalty burdens. This royalty is only applicable to Taurus' 62% interest in the Fenelon project.

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

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 to November 2005. In November 2005, the Corporation determined that cash resources were required for other active exploration projects and as a result elected not to make the final property payment and returned the Pamlico project to the property vendor for nil consideration and recognized a write-down of deferred mineral property expenditures of $1,742,720.

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

Warrants

At December 31, 2005, the Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 7,675,786 common shares outstanding. The below information has been restated to reflect the exchange ratio discussed in note 2(i):

	Number of	Weighted Average
	Warrants	Exercise Price
		$
Balance, December 31, 2002	7,688,905	1.08
Warrants issued on financing	9,048,466	1.32
Exercised	(3,579,043)	0.84

Balance, December 31, 2003	13,158,328	1.08
Exercised	(5,218,904)	0.82
Expired	(334,008)	0.68

Balance, December 31, 2004	7,605,416	1.24
Warrants issued on acquisition (note 2)	4,116,335	1.52
Warrants issued on financing	1,532,920	0.51
Expired	(5,578,885)	1.22

Balance, December 31, 2005	7,675,786	1.27

The following table summarizes warrants outstanding and exercisable at December 31, 2005:

Number of
warrants	Exercise Price	Expiry Date

438,350	$2.00	June 30, 2006
54,650	$2.00	July 15, 2006
5,049,866	$1.40	October 23, 2006
738,920	$0.45	August 5, 2007
600,000	$1.50	December 1, 2007
794,000	$0.56	February 5, 2008

7,675,786

9.	SHARE CAPITAL (continued)

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