Form 20-F
period 2006-12-31
American Bonanza Gold Corp.
filed 2007-04-03
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2006: 100,628,976 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. Yes [   ] No [X]

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports
pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the
past 90 days. Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-
accelerated filer.

Large accelerated filer [   ]         Accelerated filer [   ]          Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]                          Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]                                 No [X]

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
Fault or Block Fault

A fracture in a rock across which there has been displacement. Block faults are usually steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other.

Fe	Chemical symbol for the element iron.
Felsic

Mnemonic term derived from (fe) for feldspar, (l) for lenads of feldspathoids, and (s) for silicia and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, such as quartz, feldspars, feldspathoids and muscovite.

ft	foot or feet, as the context requires.
Gabbroic

Plutonic rock consisting of calcic plagioclase and clinopyroxene, with or without orthopyroxene and olivine. Apatite and magnetite or ilmenite are common accessories. Loosely used: Any coarse-grained igneous rock.

Geochemistry	The chemistry of the earth and its rocks, minerals, etc.
Geophysical Exploration

Exploring for minerals or determining the nature of Earth materials by measuring a physical property of the rocks and interpreting the results in terms of geologic features or the economic deposits sought. Physical measurements may be taken on the surface, in boreholes, or from airborne or satellite platforms.

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

Lacustrine	Produced by or belong to lakes.
Latite	The extrusive equivalent of monzonite and a variety of trachyandesite in which potash feldspar and plagioclase are present either as normative or modal minerals in nearly equal amounts.

Leach	To wash or drain by percolation. To dissolve minerals or metals out of the ore, as by the use of cyanide or chlorine solutions, acids, or water.
Lens	A body of ore or rock thick in the middle and thin at the edges.
Listric fault	A curved downward-flattening fault, generally concave upward. Listric faults may be characterized by normal or reverse separation.
Lithology	The physical character of a rock, generally as determined megascopically or with the aid of a low-power magnifier. The microscopic study and description of rocks.
Mafic	Subsilicic, basic. Contrasted with felsic. In general, synonymous with “dark minerals”, as usually used.
Malachite	A mineral. Common alteration product of copper ores.
Marcasite	White iron pyrites. A common ore mineral.
Metallogenic	Relating to the formation of gold deposits, millions of years ago.
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

Measured Mineral Resource: That part of a mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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

Specularite	Hematite, occurring in tabular or disklike crystals of gray colour and splendent metallic luster.
Sphalerite	A mineral, dimorphous with wurtzite. Isometric. The principal ore of zinc.
Splays	Divergent small faults at the extremities of large normal faults, especially rifts.
Stope	An excavation from which the ore has been extracted, either above or below a level, in a series of steps.
Stoping	The loosening and removal of ore in a mine either by working upward (overhead or overhand) or downward (underhand).
Strata	A tabular or sheet-like body of sedimentary rock.
Stratigraphy	That branch of geology which treats of the formation, composition, sequence, and the correlation of stratified rocks as parts of the earth’s crust.
Strike	Direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.
Structural Control	The influence of structural features on ore deposition, e.g., ore minerals filling fractures.
Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores (or ”Sulfide”).
Syenite	A plutonic igneous rock consisting principally of alkalic feldspar usually with one or more mafic minerals such as hornblende or biotite.
Tailings (tails)	Those portions of washed ore that are regarded as too poor to be treated further. Debris from stamp mills or other ore-dressing machinery.
Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.

Ton	Short ton which measures 2,000 pounds.
Tonne	Metric ton which measures 2,204.6 pounds or 1000 kilograms.
Tpd	Ton per day.
Tuff	A rock formed of compacted volcanic fragments, generally less than 4 millimetres in diameter.
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

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.           KEY INFORMATION

A.           Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth the average rate of exchange for the Canadian dollar for the periods indicated (calculated by using the average of the exchange rates on the last day of each month during the period):

		(C$ / US$)
	2006	2005	2004	2003	2002
Average Rate During Period	1.1307	1.2116	1.3015	1.3915	1.5702

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

(C$ / US$)
	Feb/07	Jan/07	Dec/06	Nov/06	Oct/06	Sep/06
High Rate	1.1852	1.1824	1.1652	1.1474	1.1384	1.1272
Low Rate	1.1586	1.1647	1.1415	1.1275	1.1154	1.1052

On December 31, 2006, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.1652 CDN.

On March 15, 2007, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.1757 CDN.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Corporation for, and as of the end of, each of the last five fiscal years ended December 31, 2006. The financial information is derived from the consolidated financial statements of the Corporation and is presented in Canadian dollars. The consolidated financial statements for years 2002 and 2003 were audited by Tony M. Ricci

Inc., Chartered Accountant and the consolidated financial statements for years 2004, 2005 and 2006 were audited by KPMG LLP, Chartered Accountants (see Item 17).

The selected consolidated financial information presented below should be read in conjunction with the audited consolidated financial statements of the Corporation included elsewhere herein.

	For the Year Ended December 31,

	2006	2005	2004	2003	2002
	$	$	$	$	$
Net loss (Canadian GAAP)	(1,740,706)	(4,215,960)	(1,219,731)	(605,214)	(485,054)
Net loss per share (Canadian GAAP)	(0.02)	(0.06)	(0.03)	(0.02)	(0.03)
Net loss (U.S. GAAP)	(5,867,442)	(10,076,457)	(8,640,303)	(3,261,451)	(696,059)
Net loss per share (U.S. GAAP)	(0.06)	(0.14)	(0.19)	(0.11)	(0.04)
Weighted average number of shares	96,280,740	72,356,898	45,528,057	30,773,747	19,078,887
Total cash and cash equivalents	6,150,005	5,413,900	9,467,224	13,406,295	1,616,691
Working capital (deficiency)	6,980,811	5,177,422	8,750,640	13,089,684	105,622
Total debt	Nil	Nil	Nil	Nil	1,722,131
Total assets (Canadian GAAP)	59,751,226	54,428,595	28,688,663	25,006,389	10,659,685
Total assets (US GAAP)	36,383,664	35,077,992	15,198,557	18,936,855	7,246,388
Shareholders’ equity (Canadian GAAP)	57,799,245	52,261,765	27,496,142	24,202,178	7,696,078
Shareholders’ equity (US GAAP)	33,541,709	32,911,162	14,006,036	18,132,644	4,282,781

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

FASB has issued a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”). SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The compensation cost is to be recognized over the service period which is determined by the vesting period. This statement was effective for the Company as of January 1, 2006 and has been adopted for US GAAP purposes as of that date.

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

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

Exploration and Development Risks

There is no certainty that the expenditures made or to be made by the Corporation in the exploration of its properties will result in discoveries of mineralized material in commercially viable quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot or may elect not to insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position.

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

Exploration Stage Corporation

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF INFERRED RESOURCES

This section uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

A.           History and Development of the Corporation

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

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 100,628,976 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31,

2006. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

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

The Corporation, Old Bonanza and Taurus combined by way of a Plan of Arrangement whereby, first, each Old Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 of a common share, option and warrant, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 of a common share, option and warrant, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of Old Bonanza and Taurus and the former shareholders of Old Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. The exchange transaction between the Corporation and Old Bonanza was a common control transaction which is accounted for at Old Bonanza’s historical cost by the continuity of interests method. Accordingly, Old Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. The consolidated financial statements of the Corporation include the results of operations of Old Bonanza consolidated with those of the

Corporation and Taurus from the date of acquisition. For legal purposes, Old Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

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

The Corporation also has interests in several exploration projects located in Quebec, Ontario, Arizona and Nevada which are not sufficiently advanced to be material to the Corporation, and are not considered significant properties by the Corporation at this time.

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

To finance exploration for the Canadian properties, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow-through shares at a price of $0.45 per flow-through share totaling $3,678,300 and 1,588,000 non-flow-through units at a price of $0.45 per unit totaling $714,600 on August 5, 2005. On December 29, 2005 the Corporation entered into a non-brokered private placement to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. On June 2, 2006 the Corporation completed a private placement consisting of 7,400,000 common shares which were designated as flow-through shares at a price of $0.55 per flow-through share for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit for gross proceeds of $4,070,000. Flow-through funds are restricted for expenditures that qualify as Canadian Exploration Expenditures, as defined in the Income Tax Act (Canada).

During the period 2003 to date, the Corporation’s primary objective has been to advance the Copperstone and Fenelon projects as described below.

The following provides an overview of the location of the Corporation’s properties:

A detailed summary of the Corporation’s projects (excluding those that have been subsequently written off and returned and certain non-material properties) are set forth in “Business Overview” below.

B.           Business Overview

General

The Corporation’s material properties are the Copperstone project located in Arizona, the Fenelon Project located in Quebec and the Taurus Property located in British Columbia. The Corporation has entered into an option agreement with Cusac Gold Mines Ltd. for the sale of the Taurus Property to Cusac. See “Information on the Corporation – Property, Plants and Equipment – Taurus Property”. The

Corporation also holds interests in several exploration projects located in Quebec, Ontario, Nevada and Arizona, which are not sufficiently advanced to be material to the Corporation.

The Corporation’s current business objectives are to conduct further drilling and exploration on each of the Copperstone Gold Project and the Fenelon Gold Project, with a view to completing a preliminary feasibility study on one or both of these projects within the next three years. The Corporation obtained a resource estimate and preliminary economic assessment on the Copperstone Property from AMEC on March 27, 2006. The purpose of the preliminary assessment was to (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone.

The Corporation used the information provided by the preliminary economic assessment to prepare a new three dimensional geologic exploration model at Copperstone. This new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. The new exploration model was completed in mid 2006, and was used to guide further exploration drilling at Copperstone, designed to expand the resources. A phase I exploration drilling program, based on the new exploration model, was completed in December 2006. Phase II exploration drilling to follow up the positive results of Phase I drilling is scheduled for early spring 2007.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration expenditures in 2007 at the Fenelon project and the Copperstone project.

The following sets forth the expenditures made by the Corporation in certain of its projects for the periods indicated:

Summary of Project Expenditures

Project	2006	2005	2004	2003
	$	$	$	$
Copperstone	22,904,331	21,732,835	16,064,009	9,312,073
Fenelon	14,183,469	12,350,507	–	–
Taurus	6,583,770	6,546,020	–	–
Gold Bar	1,035,264	1,013,399	857,445	477,407
Northway	3,915,092	3,774,047	–	–
Martiniere	2,659,280	2,206,636	–	–
Northshore	524,051	111,873	–	–
Other	159,368	212,348	173,064	21,558
Pamlico	-	–	1,732,170	1,595,078
	51,964,625	47,947,666	18,826,688	11,406,116

Cautionary Note:

None of the mineral properties in which the Corporation holds an interest contain any known commercially viable ore or mineral reserves. All exploration programs proposed for any mineral properties in which the Corporation has an interest are exploratory in nature.

C.           Organizational Structure

As of December 31, 2006, the only active subsidiaries of the Corporation were Old Bonanza, which in turn has a wholly owned subsidiary Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation).

The following diagram sets out the corporate structure of the Corporation and its active subsidiaries:

(1)	The Corporation owns the Taurus Property in British Columbia and the Northshore Property in Ontario.
(2)	Old Bonanza holds the Corporation’s principal property, the Copperstone Gold Project in Arizona.
(3)	Bonanza Exploration Inc. owns the Gold Bar Project, Nevada, and other exploration properties located in Arizona and Nevada.
(4)	Taurus’ principal properties are the Fenelon Project in Quebec and the Martiniere Property and Northway-Noyon Gold Project in Quebec, which are in the process of being transferred to the Corporation.

D.           Property, Plants and Equipment

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

During 2002, Old Bonanza entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of the Corporation’s exploration drilling programs.

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

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$42,000. Annual lease fees paid to the State of Arizona in 2006 was approximately $10,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce).

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

Table 1A. Mineral Resource Tabulation –Model Capped at
137.1 g Au/t with a 1.71 g Au/t Cutoff Grade

			Average Grade	Contained
			(grams/tonne	Ounces of
Zones	Classification	Tonnes	gold)	Gold
A, B, C and D	Measured	15,600	14.61	7,333
A, B, C and D	Indicated	2,408,260	5.55	429,563
A, B, C and D	Measured & Indicated	2,423,860	5.61	436,896

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF INFERRED RESOURCES

The table below uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 1B. Mineral Resource Tabulation –Model Capped at
137.1 g Au/t with a 1.71 g Au/t Cutoff Grade

			Average Grade	Contained
			(grams/tonne	Ounces of
Zones	Classification	Tonnes	Gold)	Gold

A, B, C and D	Inferred	532,740	5.21	89,445

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

Table 2A. Higher Grade Mineral Resources –Model Capped at
137.1 g Au/t with a 6.86 g Au/t Cutoff Grade

			Average Grade	Contained
			(grams/tonne	Ounces of
Zones	Classification	Tonnes	Gold)	Gold
A, B, C and D	Measured	9,340	13.51	4,028
A, B, C and D	Indicated	328,820	12.55	132,807
A, B, C and D	Measured & Indicated	338,160	12.58	136,835

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF INFERRED RESOURCES

The table below uses the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 2B. Higher Grade Mineral Resources – Model Capped at
137.1 g Au/t with a 6.86 g Au/t Cutoff Grade

			Average Grade	Contained
			(grams/tonne	Ounces of
Zones	Classification	Tonnes	Gold)	Gold

A, B, C and D	Inferred	3,360	10.25	1,113

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

Conceptual mine production totals 377,000 tons with an average grade of 0.366 oz Au/ton. The mine life is three years, at a nominal production rate of 350 tpd. Project capital costs are estimated to be $32 Million assuming the installation of all new equipment. Life-of-mine operating costs average $103/ton. Economic analyses indicate a gold price of $600/oz Au is required for breakeven.

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

•           Increase gold production through increased mill head grades by being more selective within the currently defined resources, supplemented with additional resources yet to be delineated from nearby geophysical and exploration anomalies. Order-of-magnitude sensitivity analyses indicate a non-discounted breakeven cash flow can be achieved if the average grade of the current mineable resource increases from 0.366 oz Au/ton to 0.469 oz Au/ton. The required grade increases to 0.525 oz Au/ton if a 10% discount rate is applied. This sensitivity analysis is based on the assumption that capital and operating costs are identical to those in the proposed base case mine plan.

•           Reduce capital costs utilizing a mixture of used and new equipment. The study’s capital cost estimate assumed 100% new equipment. Used equipment if available, could be substituted for new in several areas with the potential to significantly reduce the upfront capital cost requirements, although there could be an associated minor increase in maintenance costs and reduction in availability. These areas include the crushing and grinding circuits in the mill and the underground mining equipment fleet.

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

Current and Future Work Program

A new three dimensional geologic exploration model has been prepared by the Corporation for Copperstone. In addition to incorporating the work collected in the AMEC study, this new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling and the new exploration model has guided drilling to further expand the resource during the last half of 2006 and will continue into the first half of 2007.

This exploration modeling guided the work program for 2006 that consisted of exploration drilling to both add resources and test exploration targets. The drilling was an expanded continuation of the 2005 drilling program. Step-out exploration drilling of targets to the northeast and northwest were also completed to test for other bonanza-type, gold zones, above and within the Copperstone Fault. Past geophysical results completed on the Copperstone Property will be reviewed. The 2007 drilling will follow up positive results from the 2006 drilling campaign. A total of approximately US$1 million is currently budgeted for this Future Work Program.

Bonanza completed a Phase I exploration drilling program in December of 2006. Nine (9) of 10 targets were drilled within 1,000 meters of the known high grade gold resources with the objective of discovering potential to significantly increase Copperstone’s resources. Six (6) targets returned results that warrant follow up drilling during Phase II during 2007. Phase I drilling began during August 2006 and drilling was completed by the end of 2006 with 27 reverse circulation drill holes totaling 7,695 meters (25,247 feet).

Continuing assessment of geophysical data with the new Phase I drill hole information will contribute to planning Phase II drilling. Additionally, areas where new geophysical surveys will be conducted are being studied. Phase II drilling is expected to commence during spring 2007.

The current Phase I drill results are highlighted by drill hole 06CS-22 located 914 meters (3,000 feet) west of the open pit that intercepted several zones of gold mineralization including 1.5 meters grading 25.82 grams per tonne gold (5 feet grading 0.752 ounces per ton) within 13.72 meters grading 3.91 grams per tonne gold (45 feet grading 0.114 ounces per ton). Drill hole 06CS-22 also encountered a separate zone of 3 meters grading 3.57 grams per tonne gold (10 feet grading 0.104 ounces per ton).

Drill holes 06CS-15, 17, and 18 intercepted a gold bearing, steeply dipping fault zone that is a suspected feeder to the main Copperstone mineralized zone. Drill hole 06CS-17 encountered a 1.5 meter zone grading 11.66 grams per tonne gold (5 feet grading 0.34 ounces per ton), and 06CS-18 encountered a 1.5 meter zone grading 5.86 grams per tonne gold (5 feet grading 0.171 ounces per ton). This fault may connect to the strong mineralization reported in drill hole 06CS-12 which contains a 3.05 meter intercept grading 6.7 grams per tonne gold (10 feet grading 0.194 ounces per ton). Two nearby holes drilled in 2006 as part of the Phase I drilling program have intersected strong quartz-amethyst veining in a structure similar to the steep feeder zone.

Phase II of the exploration drilling program described above will begin during the early spring of 2007. Phase II will follow up on strongly anomalous gold intercepts encountered in Phase I with closer spaced core drilling to determine continuity and geometry of gold mineralization. Other geophysical targets that have been reinterpreted as a result of the Phase I drilling will also be tested.

The company has also begun an in-house scoping study on the higher grade portions of the known Copperstone gold deposit to determine if a 200-400 ton per day underground operation is feasible. This study is estimated to be completed by September, 2007.

Fenelon Project

General

Pursuant to the Plan of Arrangement detailed under Item 4. “History and Development of the Corporation” the Corporation will have a 100% interest in the Fenelon Project after making final instalment payments to Cyprus. Prior to the merger with Bonanza, and pursuant to the Joint Venture Agreement (as defined below) Taurus had the right to earn a 62% interest in the Fenelon Project and Fairstar Explorations Inc. (“Fairstar”) had a 38% interest in the Fenelon Project. Taurus was the manager and had operational control of the Fenelon Project under the Joint Venture Agreement. Leading into this period, Taurus extracted and processed a 14,000 tonne open-pit bulk sample, which confirmed and expanded the previous database, and indicated the presence of a potentially economic gold deposit. A program of further definition drilling, sampling and mapping of the Fenelon deposit was undertaken in 2002, which resulted in the preparation of an NI 43-101 technical report and a resource estimate for the upper 50 metres of the deposit. As indicated in the 2005 Innovexplo Report, this technical report, prepared in accordance with NI 43-101, supported Taurus’s plan to conduct an underground assessment of the location, quality and quantity of the currently identified mineral deposit that could delineate ore reserves and resources and provide the remaining information necessary to complete a feasibility study on a sustainable underground mining operation.

The Fenelon mining-test and feasibility-study program, which began in the fall of 2003 and completed in 2004, constructed underground access to the deposit for the purpose of defining the geology of the deposit, for sampling and developing resources and reserves and for providing the engineering data and experience to complete a feasibility study on a larger sustainable mining operation. In the summer of 2004, Taurus (through the mining-test portion of the program) developed stopes and produced an underground bulk sample. Approximately 8,000 tonnes of development mineralization and stope material were sent to the Camflo mill in Malartic, Quebec. This produced 2,596 ounces of gold. Following completion of the mining, milling and refining of the underground bulk sample, Taurus determined that the mining test was successful and had gathered sufficient mining and metallurgical engineering data. The current focus of the program will be further drilling to define further gold resources followed, if warranted by the results, by a feasibility study.

In August 2005, the Corporation commenced a program at Fenelon designed to re-interpret the existing database and update the geological exploration model on both a local and regional basis. This effort was completed in December and formed the basis for a surface drilling program designed to expand the known resource base and test several exploration targets outside of the Discovery Area. The Phase 1 drilling campaign began in December, 2005 and was completed during 2006. The drilling campaign consisted of 42 drill holes with a combined length of 13,201 meters of drilling. Positive results were encountered that will be followed up with the current drilling campaign. The current drilling began in January 2007, and 12 drill holes with a combined length of 5,000 meters are planned. The Corporation estimates the cost of the program at approximately $0.6 million and is well funded to complete the current drilling campaign at Fenelon.

Property Description and Location

The Fenelon Gold Project (the “Fenelon Project”) located in the Province of Quebec, approximately 30 kilometres (“km”) east of the Corporation’s La Martiniere property, approximately 600 km north of Montreal. The property (the “Fenelon Property”) consists of 454 mining claims totaling 17,830 acres. The Corporation owns a 100% interest in the property and is the manager and has operational control under the Joint Venture Agreement (as defined below). Pursuant to a joint venture agreement among Cyprus Canada Inc. (“Cyprus”), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the “Joint Venture Agreement”), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, the Fenelon Project was held and operated on a joint venture basis by Taurus and Fairstar, but is now operated by the Corporation. The following map sets out the location of the Fenelon Project:

Pursuant to an exploration agreement with option to purchase dated as of July 17, 1998 between Cyprus and Taurus (the “Option Agreement”), which agreement was amended as of May 1, 2000, Cyprus granted Taurus the right to explore certain properties owned by Cyprus including the Fenelon Property and other Casa Berardi properties and granted to Taurus an option to purchase Cyprus’ interest in the properties upon payment to Cyprus of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of “Commercial Production” (meaning the date on which minerals have been mined and processed from any of the properties at an average rate of not less than 70% of the design rate established in an applicable feasibility study for a period of 90 consecutive days of operation), the second installment to be paid on or before the day which is six months after the achievement of Commercial Production, and the third installment to be paid on the first anniversary of the achievement of Commercial Production. In order to exercise the option, Taurus was also required to issue to Cyprus 2,027,579 common shares of Taurus, which were issued. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are subject of the option. Pursuant to the Option Agreement, as amended, Cyprus is entitled to a minimum 1% net smelter return (“NSR”) royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to the 62% of the properties which the Corporation acquired through Taurus. Pursuant to the Joint Venture Agreement, a NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleums Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by the Corporation. In addition, as described below, a 6% net profits interest royalty interest in the Fenelon Project was payable by the Corporation to Stonegate Management Limited (“Stonegate”) on Taurus’ interest in the Fenelon Project pursuant to a loan agreement between Taurus and Stonegate dated December 1, 2003, as amended. Pursuant to the terms of a loan restructuring agreement dated April 1, 2005 with Stonegate, a company operating at arms length to the Corporation, Stonegate agreed to revise the terms of a US$1.0 million loan made by Stonegate to the Corporation’s subsidiary, Taurus. In connection with the restructuring of the loan, Stonegate also agreed to reduce the net profits interest it holds over the Fenelon project to 2%, down from 6% of the 62% of the project owned by Taurus.

In November 2004, Fairstar commenced an action against Taurus in the Quebec Supreme Court, claiming that Taurus has breached the Fenelon Project Joint Venture Agreement. In accordance with the terms of the Arrangement Agreement, upon completion of the Plan of Arrangement and upon the transfer of Fairstar’s 38% interest in the Fenelon Project to New Bonanza, the Corporation holds an option to acquire a 100% interest in the Fenelon project and the litigation between Taurus and Fairstar relating to the Fenelon Project has been settled, enabling the Corporation to proceed with further exploration of the Fenelon Project.

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

The Fenelon Project occurs in northern-most Manthet Domain of the Harricana Turgeon Belt, within a wedge-shape region outlined by two coalescing deformation zones wrapping around the eastern margin of the Jérémie Pluton, a large granitic intrusion. The geology of this area is poorly exposed and therefore its structure and stratigraphy are not well constrained. Stratigraphic and structural relationships are mostly derived from diamond drilling and geophysics. The area is considered to be characterized by subvertical east to south east trending rock units affected by heterogeneous deformation and complex strain histories.

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

Mineralization

The gold mineralization is associated with a corridor of intense alteration located close to the contact between sediments and the coarse grained mafic intrusives and within the coarse grained mafic intrusive. Silicification is the dominant alteration and the one that appears to control the mineralization. Sericite, biotite and black chlorite are also associated with the mineralized zones but these alterations are not as continuous as the silicification. Some observations show a good correlation between high-grade values and a local increase in black chlorite amount. Silicification is used as a guideline for the exploration and it is the key feature to orient underground development. The general orientation and dip of the silicified and mineralized envelopes is sub-parallel to the contact of the sediments and the coarse grained mafic intrusives. Local variations in the orientation and dip are present. The thickness of these envelopes varies from a few centimetres up to 15 metres.

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

From the discovery of the deposit by Cyprus in 1993 until May 2000, more than $7 million was expended on the property, including more than 180 drill holes. In 1997 Fairstar commissioned a study which examined the open-pit potential of the Fenelon Project. The depressed price of gold and the fact that an open pit could only reach the upper 75 metres of the more extensive mineralization, however, did not support the economics of this approach. This study does not meet the standards of NI 43-101, either in form or quality control. As such it cannot be relied upon by the public. For use in the Corporation’s internal planning, it is only relevant when the data is examined in light of standards, and compared with data gathered according to the requirements of NI 43-101. Fairstar, as the then manager of the project, also conducted some additional exploration and other work in preparation for a bulk sample and feasibility study in early 1998, but accomplished only part of the program.

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

Majescor failed to meet its work commitment in 2005. The Majescor option has terminated unexercised.

Pursuant to a loan agreement between Taurus and Stonegate Management Limited (“Stonegate”) dated December 1, 2003, as amended on April 29, 2004, Stonegate advanced the sum of US$1 million to Taurus in installments to provide financing for the open-pit Bulk-Sample on the Fenelon Project with interest accrued at 15 percent per annum. In addition, Stonegate was granted a 6% net profits interest royalty interest in the Fenelon Project, to be paid subsequently from the Corporation’s share of production, and 600,000 warrants to purchase common shares of Taurus at $1.50 per share.

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

In accordance with the terms of the Agreement dated April 1, 2005, the Corporation repaid US$400,000 of the principal and US$231,813 in outstanding interest on the loan through the issue of 1,224,551 common shares at a deemed price of $0.65 per common share. The Corporation had the right to repay the balance of the loan at any time, and had to repay the loan upon the earlier of its next financing or December 1, 2005. As a result of the private placement completed on August 5, 2005, the Corporation completely repaid on August 12, 2005, the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942. As additional consideration, the Corporation agreed to extend the expiry of warrants to purchase 600,000 common shares of the Corporation at $1.50 per share held by Stonegate to December 1, 2007.

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

Environmental Concerns

There are minimal environmental liabilities related to the work conducted at Fenelon to date. These consist mainly of the smoothing of overburden waste piles and distribution of humus as a top covering. The audited consolidated financial statements of the Corporation as of December 31, 2006 estimate the asset retirement obligation to be a discounted value of $31,179.

Mineral Resource and Mineral Reserve Estimations

In 2004 Taurus and Fairstar commissioned Innovexplo Inc. to prepare an updated geological assessment and mineral resource estimate for the Fenelon Project. The report was entitled “Technical Report on the Resources Evaluation, Fenelon Project,” and was prepared by Carl Pelletier, P.Geo. and Yves Gagnon, P.Eng. (the “2004 Innovexplo Report”) dated September 14, 2004. The 2004 Innovexplo Report provides a geological assessment and mineral resource estimate for the Fenelon Project and is based on information developed during the mining-test and feasibility-program and contained in earlier reports. The 2004 Innovexplo Report complies with the requirements of NI 43-101. The resource estimate is confined to a volume of the central Discovery zone which is approximately 160 metres long to a depth of 175 metres. This volume has been exposed in test-mine workings and drilled in sufficient detail to allow estimation of a Measured and Indicated Mineral Resource. Approximately 80% of the reported resource occurs within 100 metres of the surface. The six veins that comprise this resource remain open to the east and at depth. Further drilling is planned to augment the current resource.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF MEASURED AND INDICATED RESOURCES

The following section and the first table below use the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF INFERRED RESOURCES

The following section and the second table below use the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

Table 3A. FENELON MINERAL RESOURCE

		Average Grade	Contained
		(grams/tonne	Ounces of
Classification	Tonnes	Gold)	Gold

Measured & Indicated	47,927	19.61	30,217

Table 3B. FENELON MINERAL RESOURCE

		Average Grade	Contained
		(grams/tonne	Ounces of
Classification	Tonnes	Gold)	Gold

Inferred	27,245	12.79	11,203

Funds Expended on the Fenelon Project

As at December 31, 2006, a total of approximately $14 million had been expended on the Fenelon Project, which includes acquisition cost allocations.

Phase I Drilling Program

The 2005-2006 program at the Fenelon Property was designed to diamond drill: (1) the Fenelon (Discovery) Deposit to add gold resources by testing the immediate extensions of the Deposit, as well as the eastern and western lateral extensions of the Deposit, 1 kilometer away from the known mineralization; (2) the four first priority target areas, two of which are Iron Formations, one is an Ultramafic - Felsic Tuffs Contact, and the Jérémie Batholith contact (Margin) zone; and (3) the second and third priority targets around the Discovery Deposit and at the regional scale (Phase 2C). A total of 13,201 meters was drilled to complete this program.

Bonanza began drilling at the Fenelon Project, located in northern Quebec, in December, 2006, slightly ahead of schedule. This second phase of drilling follows up new gold zones discovered during Phase I drilling during 2005 and 2006. Four Phase II drill holes have been completed in early 2007, with assays not yet received. Drilling continues in early 2007.

Highlights from the 2005 and 2006 Phase I of the drill program include drill hole FA-06-297 which intersected an 11.5 meter zone grading 15.65 grams per tonne gold (37.7 feet grading 0.457 ounces per ton) (see Bonanza news release dated July 19, 2006). FA-06-297 offsets a high grade part of the Discovery Zone and confirms the high grade and continuity of the Discovery Zone.

Drill hole FA-270 identified a new parallel gold zone about 500 meters west of the Discovery Zone (see Bonanza news release dated March 1, 2006) in what has been termed the West Discovery Zone. The drill hole encountered a 1 meter zone grading 14.5 grams per tonne gold (3.3 feet grading 0.423 ounces per ton) within a three meter zone grading 6.2 grams per tonne gold (9.8 feet grading 0.181 ounces per ton). This new gold zone is hosted by a structure that is parallel to, and 100 meters south of, the Discovery Zone structure.

A third highlight from the Phase I drilling was the discovery of a significant base metals target to the northeast of the Discovery Zone. The discovery drill hole is hole FA-06-284 which contains a drilled intercept of 14 meters (45.9 feet) grading 0.43% nickel and 0.14% copper. The zone is several kilometers long and nearly half a kilometer wide.

During Phase I drilling a total of 42 holes with a combined length of 13,200 meters was drilled to explore for down dip and strike extensions of the Discovery Zone and test for continuity of mineralization. The drilling was successful in identifying new parallel gold zones while confirming the continuity of gold mineralization.

Phase II drilling is expected to continue through late spring, 2007 and consist of 12 drill holes with an estimated combined length of 5,000 meters. Four drill holes have been completed in the West Discovery Zone, with assays pending.

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

Discussion

The total budget is estimated at Cdn$0.6 million distributed over the three sub-phases covering December 2006 through April 2007. Additional work will be dependent on the outcome of this program.

The Taurus Gold Project

Property Description and Location

The Taurus project (the “Taurus Project”) is a large disseminated gold deposit that covers 800 hectares and is located near the town of Cassiar, in north western British Columbia.

The Taurus Project consists of 46 mining claims (the “Taurus Property”). All of the claims are registered in the name of the Corporation. The claims are all in good standing until September 11 of 2007. Two of them are in good standing for one additional year.

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

In March of 2007, the Corporation entered into an agreement in principle to option the Taurus Property to Cusac Gold Mines Ltd.. See “Agreement in Principle with Cusac Gold Mines Ltd.” below.

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

In 1993, Sable extended IP coverage and completed additional trenching. Late in 1993, Sable sold its controlling block of shares in Taurus, to Hera Resources Inc. who finished a trenching and 26-hole diamond drilling program totaling 1554 metres (5099 feet). Trenching tested 6 of 42 geophysical (IP) targets, discovering 3 gold-bearing vein systems (1993-1 to 3), which were subsequently drill-tested. A mineral inventory was calculated by averaging the grades (weighted) and thicknesses for each panel outlined on a specific vein structure. Strike lengths for these panels ranged up to 725 feet with depths up to 325 feet. These resource estimates were not created using the standards outlined in NI 43-101, although the reserve estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

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

In March 1995, Cyprus began diamond drilling on the Taurus Property. Mapping of the central portion of the Taurus Property commenced in mid June 1995 with limited trenching on the property. A soil geochemical survey was completed. Preliminary metallurgical testing on 11 composite samples from Taurus Property was designed to test the characteristics of two dominant types of mineralization. Leach tests utilizing cyanide and froth flotation tests were run. A noncompliant 43-101 preliminary resource estimation was completed to quantify potential resources for economic analyses.

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF INFERRED RESOURCES

The following section and table use the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

Further drilling would be based on results from the above program and may be required prior to recalculating the resource estimate. Further, it is recommended that 1,000 metres of infill drilling be carried out in the 88 Hill area to improve the understanding of the mineralization in that area.

Summary of Estimated Costs

Relogging and Sampling	$60,000
Interpretation	24,000
Sample Analysis	30,000
Travel and Accommodation	20,000
Subtotal	134,000
Metallurgical Drilling	112,500
Metallurgical Testwork	50,000
Subtotal	162,500
Logging and Sampling	20,000
Infill Drilling	125,000
Subtotal	145,000
Total	441,500
Contingency at 10%	44,150
Grand Total	$485,650

The Corporation has entered into a letter of intent for the sale of the Taurus Property to Cusac Gold Mines Ltd., and does not plan to conduct the above work program.

Agreement in Principle with Cusac Gold Mines Ltd.

On March 2, 2007 the Corporation announced it has reached an agreement in principle with Cusac Gold Mines Ltd. ("Cusac") for the sale of the Taurus Property for total cash consideration of up to Cdn. $11 million plus up to 3 million common shares of Cusac.

The transaction is subject to regulatory approval and the execution of a definitive agreement. The sale consideration consists of total cash payments of $6,000,000 over a two year period, 3 million common shares of Cusac over a two year period, and a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a bankable feasibility study to place the Taurus project into commercial production ("Bankable Feasibility Study") and the date the property is placed into commercial production.

If gold prices trade at or above US$800 for a period of 100 consecutive trading days during this two year period, the cash payment will be increased by $2,000,000 with $1,000,000 being added to the cash consideration and a further payment of $1,000,000 upon receipt of a Bankable Feasibility Study or commencement of commercial production, whichever is earlier.

In the event that Cusac completes all cash payments within 12 months of regulatory approval the total purchase price will be capped at $6 million in cash payments, plus $3 million upon the earlier of receipt of a Bankable Feasibility Study and the commencement of commercial production, and 1.5 million common shares of Cusac.

Other Properties

The properties set out below are not sufficiently advanced to be considered material to the Corporation. Consequently, only a brief description of these properties is included here.

Casa Berardi Exploration Portfolio Including Martiniere and Northway

Pursuant to the Option Agreement, described under Fenelon – Property Description, Cyprus granted to Taurus the right to explore certain mineral properties (as described below) and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the “Cyprus Properties”). The Cyprus Properties now owned by the Corporation comprise four properties: the Fenelon Project, La Martiniere, Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt. In addition, the Corporation has the option to acquire Cyprus’ interest in the Casa Berardi airborne geophysical survey (the “Survey”), a 77,000-line-kilometre, ultra-high-resolution helicopter survey, held jointly with Fairstar. To earn a 100% interest in the Cyprus Properties and the Survey, the Corporation must make a future payment of US$450,000 in three equal installments of US$150,000 at six month intervals. The first installment is due to be paid on the achievement of Commercial Production from any one of the four properties, the second installment is due to be paid on or before the day that is six months after the achievement of Commercial Production, and the third installment is to be paid on the first anniversary of the achievement of Commercial Production. Upon payment of the US$450,000, the Corporation will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are the subject of the Option Agreement. The Corporation intends to make the required payments when due under the amendment to the Option Agreement. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to the Corporation’s interest in the properties.

La Martiniere

Property Description and Location

The La Martiniere Property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon Gold Project is 30 kilometers to the east.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Martiniere Project is located in the northwest corner of Fenelon Township in Northwestern Quebec. It also encompasses portions of the Jérémie, Gaudet and Caumont townships.

The La Martiniere Project is located approximately 100 kilometres west-north-west of Matagami and 155 km north of Amos, Quebec. The Fenelon camp is accessible from Amos by Highway 109 leading north to Matagami and Radisson. Access to the La Martiniere Project from the Fenelon camp is by helicopter or all terrain vehicle.

The area surrounding the La Martiniere Project is covered by extensive, thick Pleistocene glacial and glacio-lacustrine sediments. Areas of bedrock exposures are very limited and scarce. Outcrops form some small ranges of hills and appear along major rivers. Most of the area is covered with swamps and flat forests. It has recently been logged and in part re-vegetated.

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

History

Previous explorers, International Taurus Resources Inc. and Cyprus Canada Inc. completed 23 holes (4,100 meters) at La Martiniere before 2001, (predating National Instrument 43-101) defining high grade gold intercepts associated with quartz-carbonate veining. This drilling was located on wide spaced centers. The Corporation’s 2006 drill program was designed to test the gold intercepted by previous drilling, to test undrilled geophysical anomalies, and to fill in between previous significant gold intercepts along strike and down dip. The original discovery at La Martiniere was the test of an IP anomaly and other IP anomalies on the property remain to be drill tested.

Geology

La Martiniere is 30 kilometers west of the Corporation’s Fenelon Project on the Detour Lake-Fenelon Break. The Detour Lake-Fenelon Break is part of the Abitibi Greenstone Belt. The Detour Lake-Fenelon Break is hosted within altered Archean metasedimentary and metavolcanic rocks that are very similar to those hosting the McIntire Porcupine Break. These Archean sequences have been known to host massive sulfide deposits and high grade gold deposits.

Gold Mineralization

Gold mineralization at La Martiniere is hosted in quartz veins and quartz stockwork fractures in Archean metasedimentary and metavolcanic rocks. The veining and stockwork formation is post metamorphosis and has been interpreted as epithermal in nature. Gold values range in value as high as 30 grams per ton from select drill hole samples along a strike length of 1.3 kilometers.

Drilling

A total of 1407 meters were completed by the Corporation in 9 core holes during the early spring of 2006. Drilling and mobilization of equipment and personnel was supported by helicopter due to poor weather conditions and generally poor accessibility of the project to roads. Quartz stockwork veining was encountered in all 9 core holes associated with anchorite, fuchsite, chlorite, albite, and up to 15% disseminated pyrite in silicified host rock adjacent to veins. Banding, open-space filling textures, and cross cutting veins emphasize multiple pulse mineralization.

Gold Intercepts

Drill	From	To	Weighted Average		Weighted Average
Hole #	meters	meters	Grade		Grade
			(g/t Au)	meters	oz/t	feet
MD-06-01	124	126	1.79	2	0.05	6.56
	131.6	132.6	1.23	1	0.04	3.28
	138	138.6	1.02	0.6	0.03	1.97
	160	160.6	1.72	0.6	0.05	1.97
MD-06-02	96.4	97.4	2.53	1	0.07	3.28
	110.15	111	1.8	0.85	0.05	2.79
	116.3	117.25	4.23	0.95	0.12	3.12
MD-06-03	112.6	114.06	3.05	1.56	0.09	5.12
	198.5	199	1.33	0.5	0.04	1.64
MD-06-05	53.1	60.2	3.78	7.1	0.11	23.29
Includes	53.1	54.2	13.45	1.1	0.39	3.61
	56.1	57.9	4.59	1.8	0.13	5.91
	59.5	60.2	4.79	0.7	0.14	2.30
MD-06-09	29.6	30.3	2.12	0.7	0.06	2.30
	85.9	86.8	1.16	0.9	0.03	2.95
	126.9	128.5	1.74	1.6	0.05	5.25
	131.5	133.1	18.45	1.6	0.54	5.25
Includes	131.5	132.3	31.6	0.8	0.92	2.62

Future Work

A Phase II drilling program is planned for the early spring of 2007 that is designed to explore for the continued strike and down dip extensions of the mineralized zones intersected to date. Phase II will include an estimated 15 core holes for a combined total of 3000 meters that will be supported by helicopter and/or all terrain vehicles. The estimated budget for this 2007 drilling program is Cdn$550,000, and the Corporation is fully funded to complete this program.

Northway Project

Location and Access

The Northway Project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property covers the eastern extension of Agnico Eagle’s Vezza gold deposit and it is on the Casa Berardi Break or deformation zone, which also hosts the Agnico Eagle, Vior, Golden Hope and Golden Knight gold mines. The property consists of two contiguous claim blocks: the 113-claim, 1,600-hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. International Taurus Resources Inc. acquired the Cyprus Canada 75% interest in these properties in 2000. During

2006, the Corporation entered into an agreement for the acquisition of the 25% interest in Northway from Caspian Energy Inc. to bring the Corporation’s ownership to 100%. The Corporation made an initial payment of $75,000 for the 25% interest, and must pay a further $75,000 in order to complete the acquisition. On the Northway block, there is a 4% Net Smelter Return royalty, which may be bought down to 2%. On the Noyon block, there is a 2% Net Smelter Return royalty, which may be bought out entirely. Through the merger with Taurus and a recent purchase of the Caspian Energy 25% interest, Bonanza now controls 100% of the Northway Project.

History

On the Northway block, a regional AEM helicopter-borne survey totaling 2,440 line-kilometres, 100-metre-grid ground-magnetic and HELM surveys and a 400-metre-spaced IP survey have been completed, as well as 70 reverse circulation and 145 diamond drill holes, which total 29,000 metres. Five zones of gold mineralization, related to volcanic-sedimentary rock contacts, have been identified.

Kerr Addison conducted geophysical surveys over portions of the Noyon block as early as 1985. Two Cyprus reverse-circulation overburden-drilling programs (113 holes) and 18 diamond-drill holes (3,539 metres) have been completed. Several high-quality drilling targets have been outlined with geochemical and geophysical surveys.

Geology

The Northway Project area is located along the Casa Berardi-Douay Deformation Belt within the northern Abitibi Greenstone Belt. Gold mineralization is localized along metasedimentary-metavolcanic contacts associated with banded iron formation and intrusives. Targets have been identified by geophysics and bedrock geochemistry (base of till drilling) due to the thick overburden in the project area.

Future Work

The Corporation will begin a 6000 meter core drilling program in the late spring of 2007 designed to fill in between widely spaced drilling by former operators within strongly mineralized gold zones. This program will also continue to test new geophysical anomalies, in addition to open strike and down dip extensions of known gold zones. The estimated budget for this 2007 drilling program is Cdn$780,000 and the Corporation is fully funded to complete this program.

Northshore Project

Location and Access

The Northshore Project is located on the north shore of Lake Superior in the Province of Ontario, Canada. Schreiber the nearest town is located 7 kilometers to the north on the Trans Canada Highway. An unimproved road connects from the highway to the east border of the property. Bonanza controls a total of 872 acres (353 hectares) via patented, staked and leased lands.

History

During the late 1980s and 1990s Noranda Inc. and Cyprus Minerals conducted geologic mapping, trenching, and core drilling in the general area of the Northshore Project due to its proximity and geologic similarity to the Hemlo gold deposit that had been discovered 70 kilometers to the east. They concentrated on quartz veins and prospects that had been worked during various times in the past by prospectors. A total of 18 trenches and 27 core holes were completed during this time. Several parallel quartz veins and areas of stockwork quartz fractures were defined by this work over nearly a square mile of surface.

Geology

Northshore is located within the Schreiber-Hemlo greenstone belt of the Archean Superior Province with similar intrusive, metasedimentary and metavolcanic rocks as Hemlo.

Drilling

The Corporation completed an 11 hole, 3145 meter core drilling program during the fall of 2006 that was designed to verify gold intercepts in the Noranda-Cypress drilling and trenching programs, and extend the zones along strike and down dip. Core holes were also placed to intercept parallel quartz veins to the north of previous drilling where surface sampling had detected bonanza grade gold values. The Bonanza program was successful in all phases of this program by verifying and extending the old zones and intercepting bonanza grades at depth in new veins to the north.

Drill holes NS-06-01, 02 and 04 were designed to verify gold mineralization reported by past workers and explore for down dip extensions of that mineralization. Drill Hole NS-06-01 encountered 10 meters grading 3.0 grams per tonne gold (0.09 ounce per ton) including 0.2 meters grading 99.4 grams per tonne gold (2.90 ounce per ton) within the known zone. Drill hole NS-06-04 intersected 1 meter grading 5.7 grams per tonne gold (0.17 ounce per ton) at 259 meters depth, over 100 meters below known gold mineralization, thus extending the known mineralized zone significantly.

	NORTHSHORE 2006 DRILL HOLE SUMMARY
Hole ID	From	To	Intercept	Gold	Gold
	Meters	Meters	Meters	G/T	OU/T
NS-06-01	16.0	26.0	10.0	3.0	0.09
includes	19.6	19.8	0.2	99.4	2.90
	19.8	21.0	1.2	5.6	0.16
NS-06-02	84.0	92.0	8	1.4	0.04
	108.7	110.8	2.0	1.2	0.04
NS-06-03	206.9	209.1	2.2	1.8	0.05
	221.0	222.0	1.0	11.1	0.32
	236.3	237.5	1.2	43.5	1.27
	272.0	276.0	4.0	5.5	0.16
includes	273.0	274.0	1.0	19.2	0.56
NS-06-04	182.0	184.0	2.0	1.5	0.04
	246.0	248.0	2.0	1.6	0.05
	259.0	260.0	1.0	5.7	0.17

Initial Phase I drill result are highlighted by drill hole NS-06-03 containing 1.2 meters grading 43.5 grams per tonne gold (1.27 ounce per ton). Drill hole NS-06-8 intercepted 1.0 meter grading 10.29 grams per tonne gold (0.30 ounces per ton) and 1.0 meter grading 3.26 grams per tonne gold (0.1 ounces per ton). NS-06-08 encountered these gold horizons 200 meters below previously drilled mineralization, representing a down dip extension of these veins. Drill hole NS-06-10 intercepted 1.0 meter grading 4.05 grams per tonne gold (0.12 ounces per ton) in a vein located 500 meters to the north of known mineralization. Numerous lower grade intercepts demonstrating the prolific nature of gold/quartz veining on the property are shown in the table below.

Northshore Drill Hole Summary
Hole ID	From (m)	To (m)	Intercept (m)	Gold (g/t)	Gold (Oz/t)
NS-06-05	30	32	2.0	1.17	0.03
	170	173	3.0	2.35	0.07
	182	183	1.0	1.79	0.05
	184	188	4.0	1.07	0.03
	191	192	1.0	2.29	0.07
NS-06-07	55	56	1.0	1.41	0.04
	118	120	2.0	1.05	0.03
NS-06-08	154	155	1.0	1.63	0.05
	208	209	1.0	1.08	0.03
	234.22	234.49	0.27	5.95	0.17
	244	245	1.0	1.23	0.04
	247	248	1.0	3.26	0.10
	252	253	1.0	10.29	0.30
NS-06-09	111.5	115	3.5	1.4	0.04
	140	144	4.0	1.04	0.03
	180	181	1.0	1.22	0.04
	189	190	1.0	1.96	0.06
	196	197	1.0	1.19	0.03
	294	294.1	0.1	1.63	0.05
NS-06-10	103	104	1.0	1.64	0.05
	116	117	1.0	1.59	0.05
	152	153	1.0	4.05	0.12
	221	223	2.0	1.8	0.05

Future Work

Bonanza’s geologists are encouraged by the fact that only 2 of the 11 holes drilled during Phase I (NS-06-6 & 11) did not contain significant gold mineralization or quartz veining. Bonanza plans to continue drilling the Northshore property during the late spring of 2007 upon completion of a geologic evaluation of all recent and previous drill hole data. The Phase II 2007 drilling will be designed to follow up on the new high grade intercepts to the north and strong mineralization encountered down dip from old drilling. Approximately 3000 meters of core drilling are planned for Phase II in about 12 holes. The estimated budget for this 2007 drilling program is Cdn$375,000, and the Corporation is fully funded to complete this program.

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

The Gold Bar properties cover a past-producing bulk tonnage gold mine. The Corporation has data about the Gold Bar properties from the previous owners of the properties in the 1970s and 1980s. These data are used to focus the Corporation’s exploration efforts onto high-grade underground mineable targets low-grade bulk mineable mineralization. Several potential drill targets have been identified and may be drilled by the Corporation in the future depending on the size of its exploration budget and which of the Corporation’s various projects appears to management to be of the highest priority.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

Not Applicable.

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

A.           Operating Results

The Corporation’s working capital as at December 31, 2006 was $6,980,811 compared with a working capital position of $5,177,422 as at December 31, 2005. The increase in working capital was the result of the private placement raising $7,467,249 net of share issue costs plus an additional $6,440 in warrant exercise proceeds which were offset by operating activities in the period of $1,550,770 and exploration expenditures at the Copperstone, Fenelon and other properties totalling $4,096,242. The loss for the twelve months ended December 31, 2006 was $1,740,706 or $0.02 per share compared with a net loss of $4,215,960 or $0.06 per share for the twelve months period ended December 31, 2005.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

		December 31,
	2006	2005	2004
	$	$	$
Net loss	(1,740,706)	(4,215,960)	(1,219,731)
Net loss per share	(0.02)	(0.06)	(0.03)
Total cash and cash equivalents	6,150,005	5,413,900	9,467,224
Working capital	6,980,811	5,177,422	8,750,640
Total debt	Nil	Nil	Nil
Total assets	59,751,226	54,428,595	28,688,663
Shareholders’ equity	57,799,245	52,261,765	27,496,142

Year Ended December 31, 2006

For the twelve months ended December 31, 2006, the Corporation had a net loss of $1,740,706 or $0.02 per share compared to a net loss of $4,215,960 or $0.06 per share with the corresponding period in 2005. Stock-based compensation expense for this period was $748,300 (2005 - $733,248). Interest income increased to $214,474 from $128,185 which was the direct result of increased cash balances for the current period compared to the same period during 2005. General and administrative costs decreased to $1,079,642 from $1,288,724 in 2005 which was the result of cost recovery from related parties under share management agreements. Public company expenses increase to $402,559 from $357,963 primary as a result of increased investor relations spending. Business development expenses decreased to $187,531 from $262,589 resulting from lower business acquisition activities compared to 2005. In 2006, the loss includes a write-down of mineral property for $79,283 (2005 - $1,742,720) and off-set by future income tax recovery provision of $649,777 (2005 – income tax expense was $84,965).

Exploration office expenses increased to $466,320 in the twelve months period from $384,020 in 2005. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada. In 2005, the Corporation recorded a gain on debt settlement with Stonegate Management Ltd. of $306,392 and no such gain is recorded in 2006.

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

B.           Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2006 was $6,980,811 compared with a working capital position of $5,177,422 as at December 31, 2005. Flow-through funds of $2,960,528 are included in the current working capital. Flow-through funds are restricted to Canadian Exploration Expenditures, as defined in the Canadian Income Tax Act. The increase in working capital in the period was the result of the private placement financing and offset by expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $4,096,242. As of December 31, 2006 $1,292,884 accrued receivable from Revenue Quebec and the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures occurred in that province during the previous years and up to the current quarter remained outstanding. As of December 31, 2006, accrued payable related to a 2002 and 2003 reassessment and interest by Revenue Quebec for the amount of $507,646 remained outstanding. The Corporation is contesting the interest portion of this assessment.

During 2006, the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase has been completed and the result of the preliminary assessment prepared by AMEC has been filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the high grade gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters. Total development and exploration expenditures at the Copperstone project during the twelve months period totalled $1,171,496 or $16,105,779 since the program began in 2003.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consists of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

As at December 31, 2006, the Corporation had cash of $6,150,005 compared to $5,413,900 as at December 31, 2005. The Corporation currently has no debt and has adequate working capital to continue its drilling programs at the Fenelon and Copperstone gold projects designed to expand the known gold resources for purposes of advancing these projects to the development stage.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration programs in 2007 at the Copperstone, Fenelon and Martiniere gold projects.

C.           Research and Development, Patents and Licenses, etc.

None.

D.           Trend Information

Management is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material impact on the Corporation’s business other than the summary of risk factors, included in Item 3.D. “Risk Factors”, that are typically inherent in the business of precious metals exploration.

E.           Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

F.           Contractual Obligations

The following table sets forth the Corporation’s know contractual obligations as at December 31, 2006:

	Payments due by period(1)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations (3)	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch Living Trust on Copperstone Property(4)	270,000	30,000	60,000	60,000	120,000
Mineral Property Interests – Filing Fees(2)	891,040	111,380	334,140	334,140	111,380
Office Rental Agreement	128,890	64,445	64,445	Nil	Nil
Total	$1,289,930	$205,825	$458,585	$394,140	$231,380

(1)	All amounts in U.S. dollars.

(2)

Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority. Filing fee amount may vary subject to the acquisition or disposal of mineral properties.

(3)

The Corporation has entered into Employment Agreements with each of Brian Kirwin and Giulio Bonifacio. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio an amount equal to three years’ salary and benefits of US$570,000 and CDN$600,000, respectively. The Corporation also entered into an Employment Agreement with each of Robert Hawkins, Joe Kircher and Foster Wilson. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Hawkins, Mr. Kircher and Mr. Wilson an amount equal to 12 months salary of US$130,000, US$145,000 and US$120,000 respectively. Subsequent to December 31, 2006, the Corporation has agreed with Messrs Kircher and Wilson to a consulting arrangement on a per diem basis. The consulting agreements have not yet been finalized.

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following is information as at December 31, 2006:

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 64, holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its recent acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 57, holds an MBA, is a registered Professional Engineer and is Vice-President, Corporate Development & Chief Financial Officer, Yukon Zinc Corporation, Pacifica Resources Ltd. and StrataGold Corporation, Feb 2004 to Present; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to present; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a director of Yukon Zinc Corporation and Pacifica Resources Ltd., both of which are currently listed on the TSX Venture Exchange. Mr. McKnight has not entered into a non-competition agreement with the Corporation.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 59, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is currently serving as a director to MIT Holding. He is also a partner with ABBA Corp. and Viking Development Partners. Mr. Bagwell is a member of the Corporation’s Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Donald Lay, Director

Mr. Lay, Vancouver, British Columbia, age 47, holds a B.Sc. and is currently CEO of Contec Innovations, a publicly listed telecommunications software firm. He is a director of Medallion Resources (TSX-V) and from 2001 to 2005 served as a director of International Taurus Resources Inc. prior to the plan of arrangement with American Bonanza. Mr. Lay has extensive public market experience in both capital raising and communications disciplines. Mr. Lay has not entered into a non-competition agreement with the Corporation.

Carl Ravinsky, Director

Mr. Ravinsky, Montreal, Quebec, age 56, is a Partner with the Quebec law firm of Desjardins, Ducharme, LLP. Mr. Ravinsky practices primarily in securities, taxation, mergers and acquisitions and financing in the natural resources sector. He has served on the board of directors of a number of junior listed companies operating in mining and petroleum development and exploration. Mr. Ravinsky has written several articles on corporate law and governance and has taught tax law at McGill University's Career and Management and Graduate Studies Administration Department. Mr. Ravinsky was called to the Bar of the Province of Alberta in 1980 and the Law Society of Upper Canada in 1986. Mr. Ravinsky is a member of the Corporation’s Audit Committee. Mr. Ravinsky has not entered into a non-competition agreement with the Corporation.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 45, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Executive Vice President, Chief Financial Officer (“CFO”), Director

Mr. Bonifacio, Vancouver, British Columbia, age 46, is a Certified General Accountant and has been Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until June 2001 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of Earthworks Industries Inc., a company listed on the TSX Venture Exchange. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Joe G. Kircher, Vice President, Chief Operating Officer (“COO”)

Mr. Kircher, Reno, Nevada, age 48, is a Mining Engineer and has been Vice President, and Chief Operating Officer since April 2004; General Manager – Mining Division, Washington Group International Inc. 2003 to 2004; General Manager, Kinross Gold Corporation from 1999 to 2002; Vice President, Operations, Dakota Mining Corporation from 1996 to 1998; Vice President, Operations, Consolidated Nevada Goldfields Corporation 1991 to 1995. Mr. Kircher is also currently a member of the Board of Directors of Nevada Copper Corp., a company listed on the TSX Venture Exchange. Mr. Kircher has not entered into a non-competition agreement with the Corporation.

Robert Hawkins, Vice President, Exploration

Mr. Robert Hawkins, Nevada, age 63, is a Professional Geologist and has been Vice President, Exploration of the Corporation since January 31, 2006; Vice President, Exploration for Metallic Ventures Gold Inc. from 1998 to 2005; Vice President, Exploration for Cobre Mining Company from 1993 to 1998. Mr. Hawkins has not entered into a non-competition agreement with the Corporation.

Foster V. Wilson, Vice President, Corporate Development

Mr. Wilson, Reno, Nevada, age 47, is a Professional Geologist and has been Vice President, Corporate Development of Bonanza since May 2003; Consulting geologist 2000 to 2003; Former member of technical services group at Placer Dome Exploration 1990 to 1999; Former exploration geologist with Echo Bay Exploration 1985-1990. Mr. Wilson is also currently a member of the board of directors of Mesa Uranium Corp. and Nevada Copper Corp. Both companies are listed on the TSX Venture Exchange. Mr. Wilson has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President, Controller

Mr. Joe Chan, Vancouver, age 58, is a Certified Management Accountant, and has been Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accountant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

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

As of March 1, 2007, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Yukon Zinc Corporation and Pacifica Resources Ltd.	Zinc/Yukon	VP, Corporate Dev. CFO, and Director	Feb 2004 to Present
	StrataGold Corporation	Gold/Canada & Guyana	VP, Corporate Dev. and CFO	Feb 2004 to Present
	AMEC Americas Ltd.	Construction/International	Manager, Financial Services	Sep 2003 to Jan 2004
	Finisterre Holdings Inc.	Private holding company	Director, Principal and President	1996 to Present
Giulio Bonifacio	Earthworks Industries Inc.	Landfill/California	Director	Feb 2002 to Present
	Mesa Uranium Corp.	Uranium/Utah	Director	Dec. 2005 to Present
	Nevada Copper Corp.	Copper/Nevada	Director	Aug 2006 to Present
	Boni Holdings (1982) Ltd.	Private Co.	President and Director	1991 to Present
Brian Kirwin	Nevada Copper Corp.	Copper/Nevada	Director	Aug 2006 to Present
	Mesa Uranium Corp.	Uranium/Utah	Director	Dec. 2005 to Present

Name of Director/Officer	Corporation	Business/Area	Position	Period
Ronald Netolitzky	Aurcana Corp	Silver, zinc/Mexico	Director	Sept 1997 to Present
	Brett Resources Inc.	Precious Metals/South America & Canada	Director	Aug 1993 to Present
	Canadian Gold Hunter	Gold/Canada	Director	Sept 2003 to Present
	Copper Canyon Resources	Copper/Canada	Director	May 2006 to Present
	Eagle Plain Resources Ltd.	Minerals/Yukon & BC	Director	May 2004 to Present
	Golden Band Resources Inc.	Gold/Saskatchewan	President & CEO, Dir.	July 1989 to Present
	Strongbow Resources Inc.	Minerals/Canada	Director	Aug 1990 to Present
	Santoy Resources Ltd.	Uranium/N. America	President & CEO	Jan 2005 to Present
	Skeena Resources Limited	Gold/S. America & Cdn	Director	April 1983 to Present
	Solomon Resources Ltd.	Gold/International	Director	Aug 1989 to Present
	Viceroy Exploration Ltd.	Gold/Argentina	Chairman, Director	Apr 2003 to Nov 2006
Donald Lay	Medallion Resources Ltd.	Gold/Nevada	Director	April 25, 2001
	Contec Innovations Inc.	Software – tech	Director	July 2002 to Present
	International Taurus Resources Inc.	Subsidiary of Corporation	Director	2001 to 2005
James F. Bagwell	MIT Holdings	Medical/United States	Director	Oct 2006 to Present
	ABBA Corp.	Consulting/United States	Partner	May 2006 to Present
	Viking Development Partner	Real Estate/United States	Partner	Nov 2006 to Present
	International Taurus Resources Inc.	Subsidiary of Corporation	Director	1996 to 2005
Carl Ravinsky	FairWest Energy Corporation	Oil & Gas/Alberta	Director	Aug 2005 to Present
	Northern Precious Metals 2004 Limited Partnership	Investment Fund – Investing in resource properties in Canada	Director	Oct 2004 to Present
	Fairstar Explorations Inc.	Minerals/Canada	Director	1993 to Present
Joe Kircher	Nevada Copper Corp.	Copper/Nevada	Director	Aug 2006 to Present
Joe Chan	Nevada Copper Corp.	Copper/Nevada	Officer	Sept 2006 to Present
Foster Wilson	Mesa Uranium Corp.	Uranium/Utah	Director	Sept 2006 to Present
	Nevada Copper Corp.	Copper/Nevada	Director	Aug 2006 to Present

Brian Kirwin, Giulio Bonifacio, Robert Hawkins and Joe Chan devote approximately 95% of their time to the affairs of the Corporation. During the year the Corporation’s contractual relationship with Foster Wilson and Joe Kircher was amended and as a result Messrs Wilson and Kircher devoted approximately 60% of their time to the Corporation.

B.           Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2006, in respect of each of the individuals who were, as of December 31, 2006, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compen- sation
Brian P. Kirwin President, CEO	2006	177,500	Nil	Nil	Nil	Nil	Nil
Giulio T. Bonifacio Executive Vice President, CFO	2006	150,000	Nil	Nil	Nil	Nil	Nil
Foster Wilson VP Corporate Development	2006	60,000	Nil	Nil	Nil	Nil	Nil
Joe Kircher Vice President, COO	2006	82,800	Nil	Nil	Nil	Nil	Nil
Robert Hawkins Vice President, Exploration	2006	125,000	Nil	Nil	Nil	Nil	Nil
Joe Chan Vice President Finance, Controller	2006	120,000 Cdn	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

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

Effective April 1, 2005, independent directors’ compensation was reduced to CDN$15,000 per annum and stock options to purchase up to 75,000 common shares of the Corporation. On April 30, 2006 the independent directors’ were paid CDN$15,000 each.

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

As at December 31, 2006, the Corporation has granted rights to purchase or acquire an aggregate of 9,330,000 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 29, 2006 as traded on the TSX was $0.30.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2006 are as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)(1)	Date of Grant	Exercise Price $(1)	Expiry Date	Market Value on Date of Grant(1)
Brian P. Kirwin (2)	265,000 325,000 137,500 543,750 851,250 600,000	March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003 May 5, 2005 June 20, 2006	$0.40 $0.68 $1.24 $1.68 $0.43 $0.55	March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008 May 5, 2010 June 20, 2011	$0.40 $0.68 $1.24 $1.68 $0.43 $0.40
Giulio T. Bonifacio (2)	175,000 337,500 112,500 543,750 801,250 600,000	March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003 May 5, 2005 June 20, 2006	$0.40 $0.68 $1.24 $1.68 $0.43 $0.55	March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008 May 5, 2010 June 20, 2011	$0.40 $0.68 $1.24 $1.68 $0.43 $0.40
Robert McKnight	62,500 25,000 75,000 25,000	May 9, 2003 October 27, 2003 July 14, 2005 January 31, 2006	$1.16 $1.68 $0.45 $0.71	May 9, 2008 October 27, 2008 July 14, 2010 January 31, 2011	$1.16 $1.68 $0.45 $0.71
Ronald Netolitzky	75,000 25,000	July 14, 2005 January 31, 2006	$0.45 $0.71	July 14, 2010 January 31, 2011	$0.45 $0.71
Joe Kircher	250,000 500,000	May 17, 2004 May 5, 2005	$1.20 $0.43	May 17, 2009 May 5, 2010	$1.20 $0.43
Foster Wilson (2)	62,500 62,500 25,000 162,500 250,000 150,000	March 4, 2002 December 6, 2002 February 24, 2003 October 27, 2003 May 5, 2005 January 31, 2006	$0.40 $0.68 $1.24 $1.68 $0.43 $0.71	March 4, 2007 December 6, 2007 February 24, 2008 October 27, 2008 May 5, 2010 January 31, 2011	$0.40 $0.68 $1.24 $1.68 $0.43 $0.71
Donald Lay	50,000 20,000 30,000 75,000 25,000	September 10, 2003 January 8, 2004 October 25, 2004 July 14, 2005 January 31, 2006	$0.50 $1.50 $1.15 $0.45 $0.71	Sept 10, 2011 Jan 8, 2009 Oct 25, 2009 July 14, 2010 January 31, 2011	$0.50 $1.50 $1.15 $0.45 $0.71
James F. Bagwell	40,000 50,000 20,000 30,000 75,000 25,000	April 30, 2003 September 26, 2003 January 8, 2004 October 25, 2004 July 14, 2005 January 31, 2006	$1.10 $0.50 $1.50 $1.15 $0.45 $0.71	Apr 30, 2008 Sept 26, 2010 Jan 8, 2009 Oct 25, 2009 July 14, 2010 January 31, 2011	$1.10 $0.50 $1.50 $1.15 $0.45 $0.71
Carl Ravinsky	75,000 25,000	July 14, 2005 January 31, 2006	$0.45 $0.71	July 14, 2010 January 31, 2011	$0.45 $0.71

Name of Optionees	No. of Common Shares Subject to Option (#)(1)	Date of Grant	Exercise Price $(1)	Expiry Date	Market Value on Date of Grant(1)
Joe Chan	20,000 75,000 155,000	January 8, 2004 July 14, 2005 January 30, 2006	$1.50 $0.45 $0.71	Jan 8, 2009 July 14, 2010 January 30, 2011	$1.50 $0.45 $0.71

Notes

(1)	All options and prices reflect the adjusted amount as per the Plan of Arrangement.

(2)

Subsequent to December 31, 2006, and on March 4, 2007, a total of 502,500 options expired, including 265,000 options for Brian Kirwin, 175,000 options for Giulio Bonifacio, and 62,500 options for Foster Wilson.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following summaries of the employment agreements entered into with Messrs. Kirwin, Bonifacio, Hawkins, Kircher and Wilson are not complete and are qualified in their entirety by reference to the full text of each such agreement.

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003, and on July 1, 2006 the agreements were amended and entered into directly with the Corporation and supersede the employment agreements with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base annual salary currently at US$190,000, benefits and bonus, and to pay Mr. Bonifacio a base annual salary currently at CDN$200,000, benefits and bonus. Each year during the term of these Agreements, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio an amount equal to three years’ salary and benefits.

On July 1, 2006 the Corporation entered into an employment agreement with each of Mr. Robert Hawkins, Mr. Joe Kircher and Mr. Foster Wilson, pursuant to the Corporation agreed to pay each of Mr. Hawkins, Mr. Kircher and Mr. Wilson a base annual salary of US$130,000, US$145,000 and US$120,000 plus bonus respectively. Each year during the term of the agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Hawkins, Mr. Kircher and Mr. Wilson an amount equal to twelve months salary. Subsequent to December 31, 2006, the Corporation has agreed with Messrs Kircher and Wilson to a consulting arrangement to work for the Corporation on a per diem basis. The consulting agreements have not yet been finalized.

C.           Board Practices

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

D.           Employees

As of December 31, 2006, the Corporation had nine employees of whom six are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Giulio Bonifacio, Executive Vice President and Chief Financial Officer
Joe Kircher, Vice President and Chief Operating Officer
Foster Wilson, Vice President, Corporate Development.
Robert Hawkins, Vice President, Exploration
Joe Chan, Vice President, Controller

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E.           Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 1, 2007:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 1,679,119 Options: 2,722,500(4) Warrants: nil	1.7%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Giulio Bonifacio Vancouver, B.C. Executive VP, CFO & Director	Common Shares: 1,045,930 Options: 2,570,000(4) Warrants: nil	1.0%
Robert McKnight North Vancouver, B.C. Director	Common Shares: Nil Options: 187,500 Warrants: Nil	0%
Ronald Netolitzky Victoria, B.C. Director	Common Shares: Nil Options: 100,000 Warrants: Nil	0%
Foster Wilson, Reno, Nevada VP Corporate Development	Common Shares: 34,437 Options: 712,500(4) Warrants: Nil	0%
Joe Kircher, Reno, Nevada VP, COO	Common Shares: 27,750 Options: 750,000 Warrants: Nil	0%
Joe Chan, Vancouver, B.C. VP, Finance	Common Shares: 0 Options: 250,000 Warrants: Nil	0%
Donald Lay Director	Common Shares: 252,600 Options: 200,000 Warrants: 25,000	0%
James Bagwell Director	Common Shares: 90,000 Options: 240,000 Warrants: nil	0%
Carl Ravinsky Director	Common Shares: 320,628 Options: 100,000 Warrants: nil	0%

Notes

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 1, 2007, based upon information furnished by the respective shareholders.
(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)	No stock options have been exercised subsequent to December 31, 2006.
(4)

Subsequent to December 31, 2006, and on March 4, 2007, a total of 502,500 options expired, including 265,000 options for Brian Kirwin, 175,000 options for Giulio Bonifacio, and 62,500 options for Foster Wilson.

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
share expiring March 4, 2007
325,000 Common Shares at $0.68 per
share expiring December 6, 2007
137,500 Common Shares at $1.24 per
share expiring February 24, 2008
543,750 Common Shares at $1.68 per
share expiring October 27, 2008
851,250 Common Shares at $0.43 per
share expiring May 5, 2010
600,000 Common Shares at $0.55 per
			share expiring June 20, 2011	Nil Nil Nil Nil Nil Nil
Giulio T. Bonifacio	Nil	Nil	175,000 Common Shares at $0.40 per
share expiring March 4, 2007
337,500 Common Shares at $0.68 per
share expiring December 6, 2007
112,500 Common Shares at $1.24 per
share expiring February 24, 2008
543,750 Common Shares at $1.68 per
share expiring October 27, 2008
801,250 Common Shares at $0.43 per
share expiring May 5, 2010
600,000 Common Shares at $0.55 per
			share expiring June 20, 2011	Nil Nil Nil Nil Nil Nil
Robert McKnight	Nil	Nil	62,500 Common Shares at $1.16 per
share expiring May 9, 2008
25,000 Common Shares at $1.68 per
share expiring October 27, 2008
75,000 Common Shares at $0.45 per
share expiring July 14, 2010
25,000 Common Shares at $0.71 per
			share expiring January 31, 2011	Nil Nil Nil Nil
Ronald Netolitzky	Nil	Nil	75,000 Common Shares at $0.45 per share expiring July 14, 2010 25,000 Common Shares at $0.71 per share expiring January 31, 2011	Nil Nil
Joe Kircher	Nil	Nil	250,000 Common Shares at $1.20 per share expiring May 17, 2009 500,000 Common Shares at $0.43 per share expiring May 5, 2010	Nil Nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Foster Wilson	Nil	Nil	62,500 Common Shares at $0.40 per
share expiring March 4, 2007
62,500 Common Shares at $0.68 per
share expiring December 6, 2007
25,000 Common Shares at $1.24 per
share expiring February 24, 2008
162,500 Common Shares at $1.68 per
share expiring October 27, 2008
250,000 Common Shares at $0.43 per
share expiring May 5, 2010
150,000 Common Shares at $0.71 per
			share expiring January 31, 2011	Nil Nil Nil Nil Nil Nil
Joe Chan	Nil	Nil	20,000 Common Shares at $1.50 per share expiring January 8, 2009 75,000 Common Shares at $0.45 per share expiring July 14, 2010 155,000 Common Shares at $0.71 per share expiring January 31, 2011	Nil Nil Nil
Donald Lay	Nil	Nil	20,000 Common Shares at $1.50 per
share expiring January 8, 2009
30,000 Common Shares at $1.15 per
share expiring October 25, 2009
50,000 Common Shares at $0.50 per
share expiring September 26, 2010
75,000 Common Shares at $0.45 per
share expiring July 14, 2010
25,000 Common Shares at $0.71 per
			share expiring January 31, 2011	Nil Nil Nil Nil Nil
James Bagwell	Nil	Nil	40,000 Common Shares at $1.10 per
share expiring April 30, 2008
20,000 Common Shares at $1.50 per
share expiring January 8, 2009
30,000 Common Shares at $1.15 per
share expiring October 25, 2009
50,000 Common Shares at $0.50 per
share expiring September 26, 2010
75,000 Common Shares at $0.45 per
share expiring July 14, 2010
25,000 Common Shares at $0.71 per
			share expiring January 31, 2011	Nil Nil Nil Nil Nil Nil
Carl Ravinksy	Nil	Nil	75,000 Common Shares at $0.45 per share expiring July 14, 2010 25,000 Common Shares at $0.71 per share expiring January 31, 2011	Nil Nil

Note:

(1)

Based on the closing price on December 31, 2006 of $0.30 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2006 and the exercise price.

No options were exercised by directors or Named Executive Officers during the most recently completed financial year.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2006:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mavrix Fund Management Inc. Toronto, ON	7,400,000	7.35%

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2005:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Goldcorp Inc. Toronto, ON	4,336,364	5.05%

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2004:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Goldcorp Inc. Toronto, ON	17,345,454	9.2%
Sprott Asset Management Toronto, ON	12,500,860	6.6%

As at March 5, 2007, the Corporation had 1,562 registered shareholders in the United States, holding a total of 9,094,797 common shares representing 9% of the total issued and outstanding shares of the Corporation.

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

B.           Related Party Transactions

The Corporation shares premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During 2006 the Corporation recovered management and consulting fees of $100,000 and general and administrative expenses of $57,500 from these companies.

Except as disclosed herein, the Corporation did not enter into any other related party transactions in 2006 and to the date hereof.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8.           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 17:

  Reports of Independent Auditors;

  Consolidated Balance Sheets as at December 31, 2006 and 2005;

  Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004;

  Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004; and

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

B.           Significant Changes

Except as disclosed in this Annual Report on Form 20-F, there have been no significant changes since the date of the Corporation’s financial statements.

ITEM 9.           THE OFFERING AND LISTING

A.           Offer and Listing Details

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

Fiscal Year Ending	High	Low
December 31, 2006	0.78	0.27
December 31, 2005	0.69	0.355
December 31, 2004	0.375	0.145
December 31, 2003	0.485	0.22
December 31, 2002	0.26	0.03

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years for the shares of Old Bonanza as the predecessor to the Corporation on the TSX Venture Exchange and the Corporation on the TSX:

Fiscal 2005	High	Low
First Quarter	0.46	0.185
Second Quarter	0.69	0.355
Third Quarter	0.69	0.36
Fourth Quarter	0.69	0.41

Fiscal 2006	High	Low
First Quarter	0.78	0.46
Second Quarter	0.64	0.36
Third Quarter	0.45	0.31
Fourth Quarter	0.37	0.27

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2007	0.32	0.28
January, 2007	0.32	0.26
December, 2006	0.36	0.27
November, 2006	0.37	0.29
October, 2006	0.34	0.28
September, 2006	0.40	0.31

The common shares of the Corporation also trade on the pink sheets in the United States. The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of Old Bonanza as the predecessor to the Corporation and the Corporation on the pink sheets for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2006	0.70	0.23
December 31, 2005	0.60	0.113
December 31, 2004	0.344	0.1099
December 31, 2003	0.35	0.13
December 31, 2002	0.17	0.0281

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of Old Bonanza as the predecessor to the Corporation and the Corporation on the pink sheets:

Fiscal 2005	High	Low
First Quarter	0.50	0.113
Second Quarter	0.56	0.29
Third Quarter	0.60	0.30
Fourth Quarter	0.60	0.26

Fiscal 2006	High	Low
First Quarter	0.70	0.40
Second Quarter	0.55	0.31
Third Quarter	0.41	0.28
Fourth Quarter	0.33	0.23

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the pink sheets for the last six months:

	High	Low
February 2007	0.29	0.23
January 2007	0.26	0.21
December 2006	0.32	0.23
November 2006	0.33	0.25
October 2006	0.31	0.25
September 2006	0.37	0.28

B.           Plan of Distribution

Not Applicable.

C.           Markets

The Corporation’s common shares were listed and posted for trading on the TSX effective March 31, 2005, prior to which the shares of Old Bonanza were listed and posted for trading on the TSX Venture Exchange. Such shares are also listed for trading on the pink sheets.

ITEM 10.           ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Notice of Articles and Articles of Incorporation

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

Powers and Functions of Directors

Pursuant to the Corporation’s Articles of Incorporation, a director who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Corporation has entered or proposes to enter, is liable to account to the Corporation for any profit that accrues to the director or senior officer under or as a result of the contract or transaction to the extent provided in the BCA. A director who holds a disclosable interest in such a contract or transaction is not entitled to vote on any director’s resolution to approve the contract or transaction, except in certain limited circumstances (Part 5, Division 3 of the BCA). A director or officer has a disclosable interest in contract or a transaction if:

(a) the contract or transaction is material to the Corporation; (b) the Corporation has entered into, or proposes to enter into, the contract or transaction; and (c) either the director or officer has a material interest in the contract or transaction, or is a director or officer of, or has a material interest in, a person who has a material interest in the contract or transaction. The Corporation did not enter into any contract or transaction in which a director or officer had a disclosable interest during fiscal 2006.

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

C.           Material Contracts

The following summaries of the employment agreements entered into with Mr. Brian P. Kirwin, Mr. Giulio T. Bonifacio, Mr. Robert Hawkins, Mr. Foster Wilson and Mr. Joe Kircher are not complete and are qualified in their entirety by reference to the full text of each such agreement.

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and subsequently on July 1, 2006 the employment agreements were entered into directly with the Corporation and superseded the employment agreements in place with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base salary currently at US$190,000, benefits and bonus, and to pay Mr. Bonifacio a base salary currently at CDN$200,000, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio an amount equal to three years’ salary and benefits. Copies of these employment agreements are attached as Exhibit 4.5 and 4.6. The employment agreements with Old Bonanza were previously filed on EDGAR (www.sec.gov) with Old Bonanza’s Annual Report for the year ended December 31, 2003 as Exhibits 4.1 and 4.2.

The Corporation entered into an employment agreement with Mr. Robert Hawkins on July 1, 2006 pursuant to which the Corporation agreed to pay Mr. Hawkins a base salary of US$130,000 plus bonus. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Hawkins an amount equal to 12 months salary. A copy of Mr. Hawkins employment agreement is attached as Exhibit 4.7.

The Corporation entered into an employment agreement with Mr. Joe Kircher on July 1, 2006 pursuant to which the Corporation agreed to pay Mr. Kircher a base salary of US$145,000 plus bonus. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kircher an amount equal to 12 months salary. A copy of Mr. Kircher’s employment agreement is attached as Exhibit 4.8. Subsequent to December 31, 2006, the Corporation has agreed with Mr. Kircher to a consulting arrangement to work for the Corporation on a per diem basis. The consulting agreement has not yet been finalized.

The Corporation entered into an employment agreement with Mr. Foster Wilson on July 1, 2006 pursuant to which the Corporation agreed to pay Mr. Wilson a base salary of US$120,000 plus bonus. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Wilson an amount equal to 12 months salary. A copy of Mr. Wilson’s employment agreement is attached as Exhibit 4.9. Subsequent to December 31, 2006, the Corporation has agreed with Mr. Wilson to a consulting arrangement to work for the Corporation on a per diem basis. The consulting agreement has not yet been finalized.

Old Bonanza entered into the Arrangement Agreement with Taurus, Fairstar, FairstarSub and the Corporation dated December 21, 2004 which was previously filed with Old Bonanza’s Annual Report for the year ended December 31, 2003.

D.           Exchange Controls

The Corporation is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Corporation, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

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

E.           Taxation

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

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. Effective for tax years beginning before January 1,

2007, there are further limitations on the foreign tax credit for certain types of income. For tax years after December 31, 2006, the number of foreign tax credit limitation categories or baskets is reduced to two: passive category income and general category income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors regarding their individual circumstances.

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

F.           Dividends and Paying Agents

Not Applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

All material contracts may be inspected on SEDAR at www.sedar.com and at the Corporation’s corporate head office at 305 – 675 West Hastings Street, Vancouver, British Columbia, during normal business hours.

I.           Subsidiary Information

Not Applicable.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Transaction Risk and Currency Risk Management

Our operations do not employ complex financial instruments or derivatives, and we do not have significant or unusual financial market risks. In the event we experience substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to our customers, and certain other credit risks associated with our operations.

Interest Rate Risk and Equity Price Risk

We are equity financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future.

Exchange Rate Sensitivity

A significant portion of our administrative operations are in Canada. We typically hold most of our funds in Canadian dollars and report the results of our operations in Canadian dollars. We incur most of our exploration expenditures in Canadian dollars, but some of our agreements are denominated in U.S. dollars. As such, an increase in the value of the United States dollar relative to the Canadian dollar would result in higher foreign exchange losses.

Commodity Price Risk

While the value of our mineral properties can always be said to relate to the price of the commodity and the outlook for same, we do not have any operating mines nor economic ore and therefore do not have any hedging arrangements.

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

ITEM 16A.        Audit Committee Financial Expert

The Corporation’s Board of Directors has determined that Mr. Robert McKnight fulfills the role of a Financial Expert on the Corporation’s audit committee. Mr. McKnight is “independent” as the term is defined under the applicable rules of the American Stock Exchange. Mr. McKnight has a Master’s in Business Administration and has experience in financial, accounting and taxation matters. Mr. McKnight is the Chief Financial Officer for Yukon Zinc Corporation and Strata Gold Corporation, both publicly traded companies on the TSX Venture Exchange. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.

ITEM 16B.        Code of Ethics

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

The Corporation’s Code of Ethics provides that officers and employees are prohibited from taking advantage of an opportunity that is discovered through the use of any corporate property, information or contacts or position with the Corporation, and must bring such opportunities to the attention of the Corporation. Officers and employees are also required to bring all potential conflicts of interest to the attention of the Corporation. Directors are not subject to the Code with respect to these two matters but are governed by similar provisions in the British Columbia Business Corporations Act. See Item 10.B “Notice of Articles and Articles of Incorporation. Powers and Functions of Directors.”

The Code of Ethics was previously filed as an exhibit to the 2005 Annual Report. The Corporation will provide a copy of the Code of Ethics to any person, upon written request to the Secretary of the Corporation at its address at 305 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2.

ITEM 16C.        Principal Accountant Fees and Services

In Canadian Dollars	Year ending December 31, 2006	Year ending December 31, 2005	Year ending December 31, 2004(1)
Audit fees	72,645	67,500	133,500
Audit-related fees	Nil	Nil	Nil
Tax fees – Canadian	Nil	Nil	Nil
Tax fees – US	Nil	Nil	Nil
All other fees	Nil	Nil	Nil
Total fees billed	72,645	67,500	133,500

(1)

Old Bonanza’s auditors for the fiscal year ending December 31, 2004 was KPMG LLP, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by KPMG LLP under each of the categories indicated in the table is described below.

(2)

Old Bonanza’s auditors for the fiscal year ending December 31, 2003 was Tony M. Ricci, Inc. Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Tony M. Ricci, Inc. under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP, for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

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

ITEM 16D.        Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchases

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during 2006.

PART III

ITEM 17.           FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2006 and 2005

Consolidated Statements of Operations and Deficit and Statements of Cash Flows, all for the fiscal years ended December 31, 2006, 2005, and 2004

Notes to Consolidated Financial Statements

AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

Together with Auditors’ Report

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of American Bonanza Gold Corp.

We have audited the accompanying consolidated balance sheets of American Bonanza Gold Corp. as of December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bonanza Gold Corp. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such measurement differences is presented in note 15 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 15, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)

December 31	2006	2005

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6,150,005	5,413,900
Amounts receivable (note 5)	1,499,433	947,649
Prepaid expenses	88,884	83,814
Marketable securities (note 6)	10,200	10,200
	7,748,522	6,455,563
MINERAL PROPERTIES (note 7)	51,964,625	47,947,666
OFFICE EQUIPMENT, net	38,079	25,366
	59,751,226	54,428,595
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 5)	767,711	1,278,141
ASSET RETIREMENT OBLIGATION (note 13)	31,179	29,624
FUTURE INCOME TAXES (note 14)	1,153,091	859,065
	1,951,981	2,166,830
SHAREHOLDERS’ EQUITY
Share capital (note 9)	57,954,703	51,124,817
Flow-through common share subscription (note 9)	-	300,000
Contributed surplus (notes 3 and 9)	5,451,072	4,702,772
Cumulative currency translation adjustment	43,031	43,031
Deficit	(5,649,561)	(3,908,855)
	57,799,245	52,261,765
	59,751,226	54,428,595

NATURE OF OPERATIONS (note 1)
COMMITMENTS (notes 7 and 11)
SUBSEQUENT EVENTS (note 16)

APPROVED ON BEHALF OF THE BOARD,

Signed:    Brian Kirwin
Director

Signed:    Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)

For the years ended December 31	2006	2005	2004

	$	$	$

EXPENSES (INCOME)
General and administrative (note 10)	1,079,642	1,288,724	993,938
Stock-based compensation (note 9)	748,300	733,248	-
Exploration	466,320	384,020	343,056
Business development	187,531	262,589	108,455
Foreign exchange	6,341	67,806	55,112
Interest and accretion of asset retirement obligation	26,965	60,450	-
Amortization	10,575	26,015	12,697
Write-down of mineral properties (note 7)	79,283	1,742,720	-
Write-down of marketable securities	-	-	12,300
Gain on debt settlement (note 8)	-	(306,392)	-
Interest income	(214,474)	(128,185)	(305,827)

	2,390,483	4,130,995	1,219,731

LOSS FOR THE YEAR BEFORE INCOME TAXES	(2,390,483)	(4,130,995)	(1,219,731)

INCOME TAXES RECOVERY (EXPENSE) (note 14)	649,777	(84,965)	-

LOSS FOR THE YEAR	(1,740,706)	(4,215,960)	(1,219,731)

DEFICIT, beginning of year	(3,908,855)	(18,376,847)	(14,282,149)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (notes 3 and 9)	-	-	(2,874,967)

ELIMINATION OF ACCUMULATED DEFICIT (note 9)	-	18,683,952	-

DEFICIT, end of year	(5,649,561)	(3,908,855)	(18,376,847)

LOSS PER COMMON SHARE
Basic and diluted	(0.02)	(0.06)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES (note 4)	96,280,740	72,356,898	45,528,057

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)

For the years ended December 31	2006	2005	2004

	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(1,740,706)	(4,215,960)	(1,219,731)
Items not affecting cash
Amortization	10,575	26,015	12,697
Gain on debt settlement	-	(306,392)	-
Stock-based compensation	748,300	733,248	-
Write-down of mineral properties	79,283	1,742,720	-
Write-down of marketable securities	-	-	12,300
Future income taxes	(649,777)	84,965	-
Accretion of asset retirement obligation	1,555	7,252	-
	(1,550,770)	(1,928,152)	(1,194,734)
Changes in non-cash operating accounts
Amounts receivable	(551,784)	276,903	47,777
Prepaid expenses	(5,070)	8,825	(48,414)
Accounts payable and accrued liabilities	(510,430)	269,215	388,310
	(2,618,054)	(1,373,209)	(807,061)
INVESTING ACTIVITIES
Mineral properties	(4,096,242)	(6,249,577)	(7,200,004)
Acquisition of International Taurus Resources Inc.
and Fairstar Explorations Inc.’s mineral interests,
net of cash acquired (note 2)	-	(20,071)	-
Deferred acquisition costs	-	-	(216,958)
Office equipment	(23,288)	(20,871)	(8,175)
	(4,119,530)	(6,290,519)	(7,425,137)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	7,473,689	3,967,786	4,293,127
Proceeds received on flow-through common share subscription	-	300,000	-
Repayment of long-term debt (note 8)	-	(657,382)	-
	7,473,689	3,610,404	4,293,127
INCREASE (DECREASE) IN CASH	736,105	(4,053,324)	(3,939,071)
CASH AND CASH EQUIVALENTS, beginning of year	5,413,900	9,467,224	13,406,295

CASH AND CASH EQUIVALENTS, end of year	6,150,005	5,413,900	9,467,224

SUPPLEMENTARY INFORMATION:
Cash flows include the following elements:
Interest paid	-	60,499	-
Interest received	214,474	128,185	305,527
Income taxes paid	-	-	-
Non-cash financing and investing transactions:
Common shares issued for share subscriptions previously
received (note 9)	300,000	-	-
Future income tax liability and share issue costs incurred
on renouncement of exploration expenditures (note 9)	943,803	-	-
Fair value of common shares issued on acquisition (note 2)	-	22,898,264	-
Fair value of options and warrants issued on acquisition (note 2)	-	592,719	-
Fair value of common shares and warrant modification on
debt settlement (notes 8 and 9)	-	489,566	-
Fair value of options recorded as mineral properties	-	-	220,568

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

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
December 31, 2006, 2005 and 2004

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

The allocation of the purchase cost based upon management’s valuation process was as follows:

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
December 31, 2006, 2005 and 2004

2.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS (continued)

The Corporation plans to undertake tax planning initiatives which will result in the reduction in the Corporation’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

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

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method of accounting for stock-based compensation effective January 1, 2004. Under the fair value based method, compensation cost is measured at the fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

4.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the measurement principles of which materially conform with those established in the United States of America, except as explained in note 15.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries:

-	International Taurus Resources Inc.;
-	American Bonanza Gold Mining Corp;
-	Bonanza Gold Inc., which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).
-	0710882 B.C. Ltd.

All inter-company transactions and balances have been eliminated.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Mineral properties, deferred exploration costs and government assistance

Costs related to mineral activities, which include the investigation, acquisition, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. Where exploration activities are conducted jointly with others, only the Corporation’s proportionate cost in the related mineral projects is included in the financial statements.

Costs relating to non-productive or uneconomical properties are charged to earnings and written down to their net recoverable amounts. The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of the properties or from proceeds of disposition. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

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
December 31, 2006, 2005 and 2004

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its Canadian subsidiaries is also the Canadian dollar.

As the Corporation’s U.S. subsidiary is dependent on funding from its parent, the temporal method of translating the accounts of the foreign subsidiaries has been adopted. Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term to maturity.

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
December 31, 2006, 2005 and 2004

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Corporation determines if any impairment exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is then required if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Segmented information

The Corporation conducts it business in a single operating segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in Canada and in the United States as detailed in note 7.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

5.	AMOUNTS RECEIVABLE AND OTHER ACCRUED LIABILITY

Amounts receivable consist of the following:

	2006	2005
	$	$

Goods and services tax	36,502	61,673
Quebec sales tax	19,955	60,496
Interest receivable	92,866	27,761
Quebec refundable tax and mining duty receivable (a)	1,292,884	748,114
Other	57,226	49,605

	1,499,433	947,649

(a)	Government Assistance

In connection with the Arrangement, summarized in note 2, the Corporation, through Taurus, qualifies for mineral exploration assistance programs associated with exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act. During 2005, the Corporation was re-assessed for its 2002 tax year filing, reducing its claim for the Refundable Tax Credit previously received by $587,604, plus interest of $171,374. In 2006, the Corporation was re-assessed for its 2003 filing, reducing its claim for the Refundable Tax Credit previously claimed by $235,881. In addition, during 2006, the Government of Quebec applied $528,488 of the 2005 refund towards the amounts owing by the Corporation. The Corporation has filed an appeal to contest the interest portions assessments. The Corporation has accrued an additional interest payable of $41,275 resulting in a total liability for the Refundable Tax Credit at December 31, 2006 of $507,646 (2005 - $743,113) which is included in accounts payable and accrued liabilities of $767,711 at December 31, 2006 (2005 - $1,278,141).

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

6.	MARKETABLE SECURITIES

As at December 31, 2006 and 2005 the Corporation held the following marketable securities:

	Number of	December 31,	December 31,
	Shares	2006	2005
		$	$
Northern Canadian Minerals Inc.	60,000	10,200	10,200

The quoted market value of these securities was $22,500 at December 31, 2006 and $22,800 at December 31, 2005.

7.	MINERAL PROPERTIES

Project	2006	2005
	$	$

Copperstone (a)	22,904,331	21,732,835
Fenelon (b(i))	14,183,469	12,350,507
Taurus Gold (b(ii))	6,583,770	6,546,020
Gold Bar (c)	1,035,264	1,013,399
Northway (b(iii))	3,915,092	3,774,048
Martiniere (b(iii))	2,659,280	2,206,636
Northshore (b(iv))	524,051	111,873
Other (d)	159,368	212,348

	51,964,625	47,947,666

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2006:

							Northshore	Total	Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Northway	Martiniere	And Other	2006	2005	2004
	$	$	$	$	$	$	$	$	$	$

Balance, beginning of year	21,732,835	12,350,507	6,546,020	1,013,399	3,774,048	2,206,636	324,221	47,947,666	18,826,688	11,406,116

Acquisition of International Taurus Inc.
and Fairstar Resources Inc.’s Mineral
Investments (note 4)	-	-	-	-	-	-	-	-	24,614,121	-
Consulting fair value of options	-	-	-	-	-	-	-	-	-	220,568
Decline, drilling and underground support	347,165	1,595,035	-	-	-	154,480	223,259	2,319,939	3,769,846	4,309,183
Geological consulting and related	162,699	405,682	37,750	-	62,461	144,129	129,075	941,796	1,256,720	1,010,314
Drilling, net of JV costs	-	-	-	-	-	-	-	-	103,470	306,809
Assaying	97,500	83,279	-	-	-	27,496	17,167	225,442	412,605	540,519
Geophysics	-	-	-	-	-	-	-	-	35,055	123,129
Feasibility	-	-	-	-	-	-	-	-	209,324	-
Engineering/environmental	266,433	217,818	-	-	-	11,074	-	495,325	128,749	-
Advance royalty payment	-	-	-	-	-	-	-	-	-	40,740
BLM land payments/Permit, Licenses	52,872	27,548	-	21,865	-	-	31,993	134,278	152,563	129,692
Property acquisition and related	-	-	-	-	75,000	-	17,058	92,058	102,870	151,506
Property payment	25,213	-	-	-	-	-	-	25,213	48,723	119,750
Computer and related	3,047	-	-	-	-	-	-	3,047	8,291	10,701
Site maintenance and camp:	-	-	-	-	-	-	-	-	-
Utilities and power	57,482	-	-	-	-	-	-	57,482	73,445	82,934
Property maintenance and supplies	74,937	278,411	-	-	3,583	-	9,867	366,798	135,712	161,694
Equipment and truck rental	78,735	32,275	-	-	-	115,465	9,769	236,244	87,015	203,298
Telephone	5,413	14,426	-	-	-	-	293	20,132	6,205	9,735
Government assistance	-	(821,512)	-	-	-	-	-	(821,512)	(281,016)	-
Write-off of mineral properties	-	-	-	-	-	-	(79,283)	(79,283)	(1,742,720)	-

	1,171,496	1,832,962	37,750	21,865	141,044	452,644	359,198	4,016,959	29,120,978	7,420,572

Balance, end of period	22,904,331	14,183,469	6,583,770	1,035,264	3,915,092	2,659,280	683,419	51,964,625	47,947,666	18,826,688

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

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

In September 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture as amended) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property.

During 2001, Phase One was completed and the Corporation earned an accumulated 60% interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned. During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US $180,000 as a contingent liability in accounts payable to reflect on estimated CDC payroll tax liability that may arise. The Corporation is required to pay $70,000 from initial proceeds from extraction and a Net Smelter royalty of three percent paid to CDC from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D- Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2006 and the claims held are in good standing until August 2007.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

7.	MINERAL PROPERTIES (continued)

(b) Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus’ principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

(i) Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement as summarized in note 2. Pursuant to a 1998 agreement between Cyprus Canada Inc. ("Cyprus") and International Taurus

Resources Inc. ("Taurus") and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway-Noyon and La Peltrie properties), which are described below in note 7(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus which were issued and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter. As at December 31, 2006 and 2005, the remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’s 62% ownership in the Fenelon Property and Cyprus’s interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

Upon making the final US$150,000 installment, the Corporation will own a 100% interest in the Fenelon Property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon Project is payable to Stonegate Management Limited (note 8).

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

(iii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 7(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the “Cyprus Properties”). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere “D”, Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, Taurus must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 7(b)(i). Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

7.	MINERAL PROPERTIES (continued)

(b) Taurus and Fairstar mineral interests (continued)

(iii) Casa Berardi Exploration Portfolio, Quebec (continued)

The Martiniere Property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. Bonanza’s Fenelon Gold Project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway Project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus is for a 75% interest in this property with a 25% interest remaining in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

During 2006, the Company entered into an agreement to acquire the 25% interest from Caspian Energy Inc. in exchange for cash totalling $150,000, of which $75,000 had been paid as of December 31, 2006. The Corporation will receive the 25% interest upon payment of the final $75,000 installment.

(iv) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

(c) Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar properties.

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

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project during 2006 and the claims held are in good standing until August 2007.

Northern Canadian Minerals Inc. holds a 5% interest in both Pamlico and Gold Bar properties subject to certain dilution provisions.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

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

During the year ended December 31, 2006, the Corporation wrote-off the carrying value of the Oatman property and its Socorro property totalling $79,283 as no exploration activity has occurred on these properties in over three years. This write-down is required to comply with existing accounting guidelines.

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
December 31, 2006, 2005 and 2004

9.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued. Details of issued common shares of Bonanza prior to completion of the Arrangement, which have been retroactively restated to reflect the exchange ratios discussed in note 2 and of the Corporation subsequent to the Arrangement, are as follows:

	Number of
Issued	common shares	Amount
		$

Balance, December 31, 2003	41,852,184	38,208,754

Shares issued for:
Warrant exercise	5,218,904	4,293,127

Balance, December 31, 2004	47,071,088	42,501,881

Shares issued for:
Shares issued on acquisition of Taurus (note 2)	20,759,837	17,438,264
Shares issued on acquisition of Fairstar’s mineral interests (note 2)	6,500,000	5,460,000
Shares issued on loan repayment (note 8)	1,224,551	440,838
Private placement	9,762,000	4,392,900
Share issue costs	-	(425,114)
Elimination of accumulated deficit (see below)	-	(18,683,952)

Balance, December 31, 2005	85,317,476	51,124,817

Shares issued for:
Private placements	14,800,000	8,140,000
Share subscription received	500,000	300,000
Warrant exercise	11,500	6,440
Share issue costs on flow-through renunciation (see below)	-	(943,803)
Share issue costs	-	(672,751)

Balance, December 31, 2006	100,628,976	57,954,703

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

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 percent of the proceeds of the offering. The Agents also received warrants (the "Agent’s Warrants") to acquire such number of common shares as is equal to 7 percent of the number of flow through shares totaling 572,180 warrants and 7 percent of the number of non-flow through units sold totaling 166,740 warrants. Each Agent’s Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share, as applicable.

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006. The proceeds were fully collected in 2005.

During the first quarter of 2006, exploration expenditures relating to flow-through shares totalling $3,978,300 were renounced and as a result the Corporation no longer has the ability to deduct these expenditures for tax purposes. The Corporation recorded a future income tax liability of $943,803 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

9.	SHARE CAPITAL (continued)

On May 31, 2006, the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 non-flow-through units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for 1,036,000 non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants are exercisable at a price of $0.65 per share for a period of 18 months after the closing date.

Deficit Elimination

Pursuant to a shareholder resolution completed concurrently with the Arrangement (note 2) the Corporation reduced its common share capital account to the extent necessary to eliminate the accumulated deficit of $18,683,952 at closing of the Arrangement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) as approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options granted may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

As at December 31, 2006, the Corporation has stock options outstanding to acquire an aggregate of 9,330,000 common shares to directors, officers, employees and consultants exercisable at between $0.40 and $1.68 per share exercisable at varying times up until October 17, 2011. The below information has been restated to reflect the exchange ratios discussed in note 2:

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2003	3,790,000	$1.12
Granted	387,500	$1.20
Cancelled	(50,000)	$1.20
Balance, December 31, 2004	4,127,500	$1.12
Options issued on acquisition (note 2)	820,000	$1.22
Expired	(430,000)	$0.60
Cancelled	(482,500)	$1.35
Granted	2,965,000	$0.43
Balance, December 31, 2005	7,000,000	$0.86
Cancelled	(725,000)	$0.97
Granted	3,055,000	$0.59
Balance, December 31, 2006	9,330,000	$0.78

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

9.	SHARE CAPITAL (continued)

Options (continued)

The following table summarizes stock options outstanding and exercisable at December 31, 2006:

Number of
Options	Exercise Price	Expiry Date

502,500	$0.40	March 4, 2007
725,000	$0.68	December 6, 2007
312,500	$1.24	February 24, 2008
40,000	$1.10	April 8, 2008
62,500	$1.16	May 9, 2008
1,437,500	$1.68	October 27, 2008
70,000	$1.50	January 8, 2009
275,000	$1.20	May 17, 2009
60,000	$1.15	October 25, 2009
2,440,000	$0.43	May 10, 2010
525,000	$0.45	July 14, 2010
50,000	$0.50	September 11, 2010
50,000	$0.50	September 26, 2010
1,155,000	$0.71	January 31, 2011
1,200,000	$0.55	June 20, 2011
200,000	$0.40	September 1, 2011
225,000	$0.40	October 17, 2011

9,330,000

During the year ended December 31, 2006, under the fair value based method, $748,300 (2005 - $733,248; 2004 - nil) in compensation expense was recorded for options granted to employees and charged to operations. In the year ended December 31, 2004, $220,568 was recorded for options granted to consultants and charged to mineral properties.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

		December 31,
	2006	2005	2004

Risk free interest rate	4.20%	3.5%	2.5%
Expected dividend yield	0%	0%	0%
Stock price volatility	85%	104%	90%
Expected life of options	4.3 years	5 years	3 years

The weighted average fair value of options granted during the year ended December 31, 2006 was $0.27 (2005 - $0.43; 2004 - $0.14) .

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

9.	SHARE CAPITAL (continued)

Warrants

At December 31, 2006, the Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 6,857,420 common shares outstanding. The below information has been restated to reflect the exchange ratio discussed in note 2:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2003	13,158,328	1.08
Exercised	(5,218,904)	0.82
Expired	(334,008)	0.68

Balance, December 31, 2004	7,605,416	1.24
Warrants issued on acquisition (note 2)	4,116,335	1.52
Warrants issued on financing	1,532,920	0.51
Expired	(5,578,885)	1.22

Balance, December 31, 2005	7,675,786	1.27
Exercised	(11,500)	0.56
Expired	(5,542,866)	1.45
Warrants issued on financing	4,736,000	0.65

Balance, December 31, 2006	6,857,420	0.70

The following table summarizes warrants outstanding and exercisable at December 31, 2006:

Number of
warrants	Exercise Price	Expiry Date

683,340	$0.45	August 5, 2007
600,000	$1.50	December 1, 2007
4,736,000	$0.65	November 30, 2007
838,080	$0.56	February 5, 2008
6,857,420

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

9.	SHARE CAPITAL (continued)

Contributed Surplus

The effect of retroactively adopting the fair value based method for options granted to directors, officers and employees, without restatement, is to increase contributed surplus and the opening deficit by $2,874,967 as at January 1, 2004 as described in note 3:

2006
$

Balance, December 31, 2002 and 2003	232,542
Adjustment to reflect change in accounting for stock options (note 3)	2,874,967
Stock-based compensation	220,568
Balance, December 31, 2004	3,328,077
Option and warrant consideration on acquisition (note 2)	592,719
Extension of warrant term on Stonegate loan settlement (note 8)	48,728
Stock-based compensation	733,248
Balance, December 31, 2005	4,702,772
Stock-based compensation	748,300
Balance, December 31, 2006	5,451,072

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	2006	2005	2004
	$	$	$

Management fees, consulting and salaries	394,911	555,344	443,700
Office and administration	43,707	93,546	32,215
Legal and accounting	141,432	188,643	102,276
Insurance	97,033	93,228	41,580
Public company expenses	402,559	357,963	343,100
Capital taxes	-	-	31,067
	1,079,642	1,288,724	993,938

11.	LEASE OBLIGATION

The Corporation is committed under lease agreements for office premises in Vancouver and Reno in the amount of $74,120 per year expiring May 31, 2008.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7(a).

12.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During 2006 the Corporation recovered management and consulting fees of $100,000 and general and administration expenses of $57,500 from these companies.

(b) As at December 31, 2006, there were $3,291 accounts receivable due from companies with certain directors in common.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

13.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consist of reclamation and closure costs. The present value of obligations relating to explorations projects reflecting payments for approximately the next 8 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2006 is $31,179 (2005 - $29,624). The undiscounted value of this liability is $45,000 (2005 - $45,000). An accretion expense component of $1,555 (2005 - $7,252) has been charged to operations in 2006 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.

14.	INCOME TAXES

(a) Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in 2006:

2006
$

Combined federal and provincial tax rates at the expected rate of 34.12%	(815,633)
Permanent differences	172,119
Change in valuation allowance	(340,086)
Future tax recovery resulting from reduction in statutory rate and	333,823
expiry of loss carry-forward and other

Recovery of income taxes	(649,777)

The Corporation has Canadian tax loss carry forwards of approximately $4.5 million. The non-capital losses can offset future income for tax purposes which expire between 2007 and 2026. In addition, the Corporation has approximately $27.9 million of resource pools, which can be utilized to be deducted against future resource profits.

The income tax expenses for the years ending December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	$	$	$

Current	-	-	-
Future tax recovery (expense)	649,777	(84,965)	-
	649,777	(84,965)	-

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

14.	INCOME TAXES (continued)

(b)	Significant components of the Corporation’s future income tax assets and liabilities are as follows:

	2006	2005
	$	$
Future income tax assets:
Tax loss carry forwards	2,562,000	1,723,000
Book and tax base differences on resource properties	2,105,000	3,245,000
Share Issue costs	322,000	309,000
Book and tax base differences on office equipment	44,000	41,000
	5,033,000	5,318,000

Valuation allowance	(1,987,104)	(2,327,190)

Future income tax assets	3,045,896	2,990,810
Future tax liabilities:
Mineral properties	(4,198,987)	(3,849,875)

Net future income tax liabilities	(1,153,091)	(859,065)

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

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

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(b)	Stock-based compensation

As permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Corporation continued to measure compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock-based compensation as prescribed by APB Opinion No. 25 and related interpretations until January 1, 2005. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors is equal to or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors resulted in no compensation expense for US GAAP purposes for any of the periods presented.

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

Stock-based compensation for non-employees recognized for Canadian GAAP purposes in 2004 of $220,568 (2003 - $232,542) and included in exploration costs would also be recognized under US GAAP and have been adjusted for US GAAP purposes under the adjustment for deferred exploration costs in note 15(a).

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

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123R, Share Based Payment for all employee equity classified awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested awards outstanding as of the effective date, compensation is recognized based upon the grant date fair value determined under SFAS 123. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required and no differences existed in accounting for stock-based compensation between Canadian and US GAAP in 2006.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

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

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2006, 2005 and 2004, comprehensive loss equals the loss for the year.

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

(f)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

(g)	Elimination of accumulated deficit

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

(h)	Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)	Flow-through equity financings

Under Canadian income tax legislation, a corporation is permitted to issue shares whereby the corporation agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Corporation has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credit renounced to the investors, in accordance with Canadian GAAP.

For US GAAP, the amount received by the Corporation on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Corporation renounces the qualified expenditures. As at December 31, 2006, total flow-through share fair value premiums were $1,724,000 (2005 - $nil; 2004 - $nil) of which $540,000 relates to qualified expenditures renounced in 2006 (2005 - $nil; 2004 - $nil) and, therefore, would have been credited to earnings under US GAAP as a deferred tax benefit, and $1,184,000 would remain in liabilities at December 31, 2006 (2005 - $nil; 2004 - $nil) under US GAAP.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of US GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with US GAAP. As at December 31, 2006, unexpended flow-through funds were $2,960,528 (2005 - $3,230,385; 2004 - $nil).

(j)	Recent accounting pronouncements

(i)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard had no significant effect on the company’s results of operations or financial position.

(ii)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(j)	Recent accounting pronouncements (continued)

(iv)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements ending after November 15, 2006. The adoption of this interpretation had no impact on the Company’s results of operations or financial position.

(k)	Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

(i)	Assets

	2006	2005
	$	$

Total assets, under Canadian GAAP	59,751,226	54,428,595
Adjustment for mineral properties land use and deferred
exploration costs (note 15(a))	(23,367,562)	(19,350,603)

Total assets, under US GAAP	36,383,664	35,077,992

(ii)	Liabilities

	2006	2005
	$	$

Total liabilities, under Canadian GAAP	1,951,981	2,166,830
Adjustment for flow-through shares (note 15(i))	1,184,000	-
Adjustment for income taxes related to mineral properties
(note 15(a)) and flow-through shares (note 15(j))	(294,026)	-

Liabilities, under US GAAP	2,841,955	2,166,830

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(k)	Reconciliation (continued)

(iii)	Deficit

	2006	2005
	$	$

Deficit, under Canadian GAAP	(5,649,561)	(3,908,855)
Adjustment for mineral properties land use and deferred
exploration costs (note 15(a))	(23,367,562)	(19,350,603)
Adjustment for income taxes related to mineral properties
(note 15(a))	(649,777)	-
Stock-based compensation (note 15(b))	2,874,967	2,874,967
Elimination of accumulated deficit (note 15(g))	(18,683,952)	(18,683,952)
Adjustment for flow-through shares (note 15(i))	540,000	-

Deficit, under US GAAP	(44,935,885)	(39,068,443)

(iv)	Share capital

	2006	2005
	$	$

Share capital, under Canadian GAAP	57,954,703	51,124,817
Elimination of share capital on deficit elimination
(note 15(g))	18,683,952	18,683,952
Adjustment for flow-through shares (note 15(i))	(1,724,000)	-
Adjustment for flow-through shares - reverse Canadian
GAAP (note 15(i))	943,803	-

Share capital, under US GAAP	75,858,458	69,808,769

(v)	Contributed surplus

	2006	2005
	$	$

Contributed surplus, under Canadian GAAP	5,451,072	4,702,772
Stock-based compensation (note 15(b))	(2,874,967)	(2,874,967)

Contributed surplus, under US GAAP	2,576,105	1,827,805

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(k)	Reconciliation (continued)

(vi)	Net loss and loss per share for the year

	Years ended December 31
	2006	2005	2004
	$	$	$

Loss for the year, under Canadian
GAAP	(1,740,706)	(4,215,960)	(1,219,731)
Adjustment for mineral property land
use and deferred exploration costs
(note 15(a))	(4,016,959)	(5,860,497)	(7,420,572)
Adjustment for income taxes related
mineral properties adjustments
(note 15(a))	(649,777)	-	-
Adjustment for flow-through shares
(note 15(i))	540,000	-	-

Loss and comprehensive loss for the
year, under US GAAP	(5,867,442)	(10,076,457)	(8,640,303)
Weighted average number of common
shares outstanding under US GAAP,
basic and diluted	96,280,740	72,356,898	45,528,057

Basic and diluted loss per share, under
US GAAP	(0.06)	(0.14)	(0.19)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(k)	Reconciliation (continued)

(vii)	Statement of Cash Flows

Cash provided by (used in) operating activities

	Years ended December 31
	2006	2005	2004
	$	$	$

Cash used in operating activities,
under Canadian GAAP	(2,618,054)	(1,373,209)	(807,061)
Adjustment for mineral properties and
deferred exploration (note 15(a))	(4,096,242)	(6,249,577)	(7,200,004)
Cash used in operating activities, under
US GAAP	(6,714,296)	(7,622,786)	(8,007,065)

Cash provided by financing activities,
under Canadian GAAP	7,473,689	3,610,404	4,293,127
Change in restricted cash from
issuance of flow-through shares
(note 15(i))	269,857	(3,230,385)	-
Cash used in financing activities, under
US GAAP	7,743,546	380,019	4,293,127

Cash used in investing activities, under
Canadian GAAP	(4,119,530)	(6,290,519)	(7,425,137)
Adjustment for mineral properties and
deferred exploration (note 15(a))	4,096,242	6,249,577	7,200,004
Cash used in investing activities, under
US GAAP	(23,288)	(40,942)	(225,133)

Cash and cash equivalents, end of
year, Canadian GAAP	6,150,005	5,413,900	9,467,224
Restricted cash from issue of flow-
through shares (note 15(i))	(2,960,528)	(3,230,385)	-
Cash and cash equivalents, end of year,
US GAAP	3,189,477	2,183,515	9,467,224

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2006, 2005 and 2004

16.	SUBSEQUENT EVENTS

(a)

On March 1, 2007, the Corporation reached an agreement in principle with Cusac Gold Mines Ltd. (“Cusac”) for the sale of its Taurus Project for total cash consideration of up to $11 million plus up to 3 million common shares of Cusac.

In the event that Cusac completes all cash payments within 12 months of regulatory approval, the total purchase price will be $6 million in cash payments, 1.5 million common shares of Cusac and $3 million upon the earlier of receipt of a Bankable Feasibility Study and the commencement of commercial production.

Alternatively, Cusac can elect to make total cash payments of $6,000,000 over a two year period, issue 3 million common shares of Cusac over a two year period, and make a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a Bankable Feasibility Study to place the Taurus project into commercial production and the date the property is placed into commercial production.

If gold prices trade at or above US$800 for a period of 100 consecutive trading days during this two year period, the cash payments under this latter alternative will be increased by $2,000,000, with $1,000,000 being added to the cash consideration and a further payment of $1,000,000 upon receipt of a Bankable Feasibility Study or commencement of commercial production, whichever is earlier.

The completion of the transaction is subject to the execution of a definitive agreement within 60 days of the date of the letter agreement and regulatory approval.

(b)

Subsequent to December 31, 2006, 615,000 options granted to various employees and consultants with exercise prices ranging from $0.40 to $1.68 had expired or were cancelled. An additional 50,000 options were granted to a consultant at an exercise price of $0.40 expiring February 12, 2012.

	(c)	Subsequent to December 31, 2006, the Company renounced $4,070,000 of exploration expenditures to investors who purchased flow-through shares in 2006.

ITEM 18.           FINANCIAL STATEMENTS

See Item 17.

ITEM 19.           EXHIBITS

Exhibit
Number	Description

1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)

2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)

4.1	Employment Agreement for Brian Kirwin.(2)

4.2	Employment Agreement for Giulio Bonifacio.(2)

4.3	Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated December 21, 2004.(2)

4.4	Amendment to Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated February 21, 2005.(3)

4.5	Amended Employment Agreement for Brian Kirwin dated July 1, 2006

4.6	Amended Employment Agreement for Giulio Bonifacio dated July 1, 2006

4.7	Employment Agreement for Robert Hawkins dated July 1, 2006

4.8	Employment Agreement for Joe Kircher dated July 1, 2006

4.9	Employment Agreement for Foster Wilson dated July 1, 2006

8.0	List of Principal Subsidiaries.(1)

11.0	Code of Ethics.(1)

12.1	Section 302 Certification by Chief Executive Officer.

12.2	Section 302 Certification by Chief Financial Officer.

13.1	Section 906 Certification by Chief Executive Officer.

13.2	Section 906 Certification by Chief Financial Officer.

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Form 6-K filed with the SEC on March 8, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date: March 30, 2007