Form 20-F
period 2007-12-31
American Bonanza Gold Corp.
filed 2008-04-01
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of
December 31, 2007: 115,662,976 Common Shares

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

“Bonanza” mean American Bonanza Gold Corp., a corporation incorporated under the BCA on December 10, 2004 as 0710887 B.C. Ltd., and its subsidiaries, unless the context suggests otherwise;

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

Anomaly	An area defined by one or more anomalous points.
Argillaceous	Rocks or substances composed of clay, or having a notable proportion of clay in their composition.
Argillite	A sedimentary rock composed of compacted mud and clay particles.
Argillic	Pertaining to clay or clay minerals.
Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.
Assemblage	A biostratigraphic unit defined and identified as a group of associated fossils.
Au	Aurum (Latin for gold) used as an abbreviation for gold.
Axial trace	The intersection of the axial plane of a fold with the surface of the earth or any other specified surface.
Azurite	A deep blue common secondary mineral.
Barite	A mineral. The principal ore of barium.
Biotite	Common rock-forming mineral, dark brown to green in colour.
BLM	Bureau of Land Management, the United States federal lands administrative authority.
Bonanza-grade	More than 34 grams of gold per tonne or more than one troy ounce of gold per ton.
Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Bulk sample	A large sample consisting of tons or hundreds of tons which is then milled and the grade computed from the results.
Bull quartz	White, coarse-grained, barren quartz.
C-Zone	North-east of the open pit at the Copperstone property.
Calcite	A mineral, calcium carbonate. One of the commonest minerals. The principal constituent of limestone.
Carbonate vein	A vein consisting chiefly of carbonate minerals, such as limestone or dolomite.
Chalcopyrite	Copper pyrites. A mineral. An important ore of copper.
Channel-sample	Material sampled from a groove cut across a rock exposure.

Chlorite	Silicates closely related to micas. Common in low-grade metamorphic rocks.
Chrysocolla	A mineral. Usually in green to blue-green masses.
Crosscut	A horizontal opening driven across the direction of the main workings.
D Zone	North of the open-pit at the Copperstone property.
Decline	A passage or tunnel driven at a decline from the surface for the working of a mine.
Deformation	Any change in the original form or volume of rock masses produced by tectonic forces; folding, faulting, and solid flow are common modes of deformation.
Dip	The acute angle that a rock surface makes with a horizontal plane. Direction of dip is always perpendicular to strike.
Doré	Unparted gold and silver poured into moulds when molten to form buttons or bars.
Drift	Workings driven in or near a mineralized zone and parallel to the course of the vein or the long dimension of the mineralized zone.
Drifting	Proceeding with mining to create a drift.
Electron	The elementary particle of mass 9 x 10-28 grams and unit electrical charge.
Epidote	A common mineral in metamorphic rocks.
Fabric	The orientation in space of the elements of which a rock is composed
Face	The surface exposed by excavation. The working face, front, or forehead is the face at the end of the tunnel heading, or at the end a full-size excavation,
Fault or Block	A fracture in a rock across which there has been displacement. Block faults are usually
Fault	steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other.
Fe	Chemical symbol for the element iron.
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
Porphyry

An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Potassic	Of, pertaining to, or containing potassium.
Precious metals	Gold, platinum, silver and palladium.
Preliminary Assessment	A study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.
Propylite	An altered, greenstone-like andesitic rock consisting of such minerals as calcite, chlorite, epidote, serpentine, quartz, pyrite, and iron ore and resulting from hydrothermal alteration.
Pyrite	Iron pyrites. Fool’s gold. A mineral. An important ore of sulphur; sometimes mined for the associated gold or copper.

Pyroclastic	General term for a class of rocks made up of detrital volcanic materials that have been explosively or aerially ejected from a volcanic vent.
Pyrrhotite	Magnetic pyrites.
Quartz	A common rock forming mineral composed of silicon and oxygen.
Raise	A mine shaft driven from below upward; also called upraise, rise, and riser.
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
Sedimentary

Rock formed of sediment, as conglomerate, sandstone and shale, formed of fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non-organic secretions of organisms, e.g., most limestone.

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

Specularite	Hematite, occurring in tabular or disklike crystals of gray colour and splendent metallic luster.
Sphalerite	A mineral, dimorphous with wurtzite. Isometric. The principal ore of zinc.
Splays	Divergent small faults at the extremities of large normal faults, especially rifts.
Stope	An excavation from which the ore has been extracted, either above or below a level, in a series of steps.
Stoping	The loosening and removal of ore in a mine either by working upward (overhead or overhand) or downward (underhand).
Strata	A tabular or sheet-like body of sedimentary rock.
Stratigraphy	That branch of geology which treats of the formation, composition, sequence, and the correlation of stratified rocks as parts of the earth’s crust.
Strike	Direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.
Structural Control	The influence of structural features on ore deposition, e.g., ore minerals filling fractures.
Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores (or “Sulfide”).

Syenite	A plutonic igneous rock consisting principally of alkalic feldspar usually with one or more mafic minerals such as hornblende or biotite.
Tailings (tails)	Those portions of washed ore that are regarded as too poor to be treated further. Debris from stamp mills or other ore-dressing machinery.
Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.
Ton	Short ton which measures 2,000 pounds.
Tonne	Metric ton which measures 2,204.6 pounds or 1000 kilograms.
Tpd	Ton per day.
Tuff	A rock formed of compacted volcanic fragments, generally less than 4 millimetres in diameter.
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

A.           Selected Financial Data

Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth the average rate of exchange for the Canadian dollar for the periods indicated (calculated by using the average of the exchange rates on the last day of each month during the period):

(C$)
	2007	2006	2005	2004	2003	2002
Average Rate During Period	1.0665	1.1307	1.2116	1.3015	1.3915	1.5702

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

(C$)
	Feb/08	Jan/08	Dec/07	Nov/07	Oct/07	Sep/07
High Rate	1.0190	1.0324	1.0216	1.0007	1.0002	1.0546
Low Rate	0.9719	0.9905	0.9784	0.9168	0.9496	0.9959

On December 31, 2007, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $0.9881 CDN.

On March 24, 2008, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.0203 CDN.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Corporation for, and as of the end of, each of the last five fiscal years ended December 31, 2007. The financial information is derived from the consolidated financial statements of the Corporation and is presented in Canadian dollars. The consolidated financial statements for year 2003 were audited by Tony M. Ricci Inc., Chartered Accountant and the consolidated financial statements for years 2004, 2005, 2006 and 2007 were audited by KPMG LLP, Chartered Accountants (see Item 17).

The selected consolidated financial information presented below should be read in conjunction with the audited consolidated financial statements of the Corporation included elsewhere herein.

	For the Year Ended December 31,

	2007	2006	2005	2004	2003
	$	$	$	$	$
Net loss (Canadian GAAP)	(946,457)	(1,740,706)	(4,215,960)	(1,219,731)	(605,214)
Net loss per share (Canadian GAAP)	(0.01)	(0.02)	(0.06)	(0.03)	(0.02)
Net loss (U.S. GAAP)	(2,456,339)	(5,867,442)	(10,076,457)	(8,640,303)	(3,261,451)
Net loss per share (U.S. GAAP)	(0.02)	(0.06)	(0.14)	(0.19)	(0.11)
Weighted average number of shares	100,958,861	96,280,740	72,356,898	45,528,057	30,773,747
Total cash and cash equivalents	4,266,063	6,150,005	5,413,900	9,467,224	13,406,295
Working capital (deficiency)	5,963,158	6,958,811	5,177,422	8,750,640	13,089,684
Total debt	Nil	Nil	Nil	Nil	Nil
Total assets (Canadian GAAP)	60,963,361	59,751,226	54,428,595	28,688,663	25,006,389
Total assets (US GAAP)	35,009,200	36,383,664	35,077,992	15,198,557	18,936,855
Shareholders’ equity (Canadian GAAP)	59,336,557	57,799,245	52,261,765	27,496,142	24,202,178
Shareholders’ equity (US GAAP)	34,200,947	33,541,709	32,911,162	14,006,036	18,132,644

The selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Selected financial data has also been provided under United States generally accepted accounting principals (“US GAAP”) to the extent that amounts are different from Canadian GAAP. The consolidated financial statements included in Item 17 in this Annual Report are prepared under Canadian GAAP. Included within the consolidated financial statements in Note 15 is a reconciliation between Canadian and U.S. GAAP.

Under Canadian GAAP, Old Bonanza changed its method for accounting for employee and directors’ stock options to the fair value based method, beginning January 1, 2004. The change was applied retroactively, without restatement, resulting in an increase to deficit and contributed surplus of $2,874,994 as at January 1, 2004. Prior to this change in policy, no compensation expense was recognized.

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

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

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

Exploration Stage Corporation

The Corporation has no production revenue. Moreover, the Corporation has no commercially viable properties. The Corporation has completed a preliminary assessment on its Copperstone project located in Arizona, described more fully under Item 4. At this stage and prior to a positive production decision being made on the Copperstone project or any other project the Corporation holds, the Corporation is deemed an “Exploration Stage Corporation”.

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

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 115,662,976 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2007. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

March 2005 Plan of Arrangement

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

Effective March 30, 2005, pursuant to the Arrangement Agreement, Old Bonanza and Taurus were combined together as subsidiaries of the Corporation and the Corporation acquired Fairstar’s shares in FairstarSub, which held Fairstar’s 38% interest in the Fenelon Project and the Casa Berardi Claims located in Quebec in exchange for shares of the Corporation.

The Corporation was incorporated specifically in connection with the Arrangement and had no operations prior to the completion of the Arrangement. As the Plan of Arrangement resulted in Old Bonanza shareholders owning approximately 63% of the Corporation, for accounting purposes, the Corporation is treated as a continuance of Old Bonanza.

The shares of the Corporation commenced trading on the TSX at the opening on March 31, 2005 under the symbol BZA. Trading of the shares of Old Bonanza and Taurus was halted on the TSX Venture Exchange at the close of business on March 29, 2005, and with the completion of the Plan of Arrangement, these two companies were delisted from the TSX Venture Exchange.

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

Three Year History

The Corporation is an Exploration Stage Corporation engaged in the identification, acquisition and exploration of precious metal properties located in the American Southwest of the United States, and Canada. The Corporation holds interests in several mineral exploration projects, the material properties being:

Material
Properties	Jurisdiction
Copperstone	Arizona
Taurus	British Columbia

On June 7, 2007 the Corporation signed a definitive option agreement with respect to its 100% owned Taurus property in the historic mining camp of Cassiar, British Columbia, whereby Cusac Gold Mines Ltd. (“Cusac”) can acquire 100% of the Taurus property by making certain cash and share payments to the Corporation. On December 19, 2007, as part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac, Bonanza agreed to the assignment to Hawthorne of the definitive option agreement between Bonanza and Cusac regarding the Taurus property. See Item 4.D Taurus Gold Project for further discussion.

On June 21, 2007, the Corporation entered into a letter of intent with Agnico-Eagle Mines Limited ("Agnico-Eagle"), to jointly explore and develop the Noyon-Northway Property and Agnico-Eagle's adjoining Vezza Property. The letter of intent was replaced by a formal option and joint venture agreement on December 10, 2007. A 6,000 meter drilling Pursuant to this agreement, the Corporation granted Agnico-Eagle the option to acquire a 70% interest in the Noyon-Northway Property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway Noyon property over a three year period and must assign a 30% interest in the Vezza Property to the Corporation. After exercise of the option, the combined Noyon-Northway and Vezza properties (the "Properties") will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture The Corporation has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years of the option agreement. Agnico-Eagle has agreed to fund $374,500 towards the first year expenditures. The Corporation has no obligation to contribute more than the required expenditures during the first three years after execution of the agreement. For a period of one year after the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000.

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

To finance exploration for the Canadian properties, the Corporation completed a private placement in August 2005, consisting of 8,174,000 common shares which were designated as flow-through shares at a price of $0.45 per flow-through share totaling $3,678,300 and 1,588,000 non-flow-through units at a price of $0.45 per unit totaling $714,600. On December 29, 2005 the Corporation entered into a non-brokered private placement to issue 500,000 flow-through shares at $0.60 per share for total proceeds of $300,000. Flow-through funds are restricted for expenditures that qualify as Canadian Exploration Expenditures, as defined in the Income Tax Act (Canada).

In June, 2006 the Corporation completed a private placement consisting of 7,400,000 common shares which were designated as flow-through shares at a price of $0.55 per flow-through share for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit for gross proceeds of $4,070,000.

On December 2, 2007 the Corporation extended the expiration date and reduced the exercise price of 4,736,000 outstanding share purchase warrants. The expiry date of the warrants was extended from December 2, 2007 to June 2, 2008, and the exercise price was reduced from $0.65 to $0.30 per share.

On December 19, 2007 the Corporation completed a brokered private placement selling 3,267,000 units and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consists of two common shares, one which was designated as a flow-through share, and one common share which was not designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009. All securities issued in connection with the private placement are subject to four month hold period expiring April 19, 2008. Also, on December 31, 2007 the Corporation completed a non-brokered private placement of 2,500,000 units, at a price of $0.40 per unit for gross proceeds of $1,000,000 Each unit consists of two common shares, one which was designated as a flow-through share, and one common share which was not designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 30, 2009. All securities issued in connection with this private placement are subject to four month hold period expiring April 30, 2008. The proceeds from these financing will be used primarily to fund ongoing exploration at the Corporation’s Copperstone project in Arizona and at its projects in Quebec and Ontario, and for general working capital.

Subsequent to December 31, 2007 and on February 12, 2008, the Corporation announced it had signed a Letter of Intent to merge the Corporation into a wholly-owned subsidiary of Gryphon Gold Corporation (“Gryphon”) through a Plan of Arrangement, the details of which are further discussed below in Item 8.B, “Significant Changes.” On February 27, 2008, the Corporation and Gryphon mutually agreed to terminate the Letter of Intent.

The Corporation’s primary objective is to advance the Copperstone and Northway projects towards gold production as described below.

The following provides an overview of the location of the Corporation’s properties:

A detailed summary of the Corporation’s projects (excluding those that have been subsequently written off and returned and certain non-material properties) are set forth in “Business Overview” below.

B.           Business Overview

General

The Corporation’s most important properties are the Copperstone project located in Arizona, the Taurus Property located in British Columbia, and the Northway Project located in Quebec. The Corporation has entered into a definitive option agreement with Cusac Gold Mines Ltd. (“Cusac”) for the sale of the Taurus Property to Cusac. Cusac has subsequently been acquired by Hawthorne Gold Corporation who has taken over responsibility for the option agreement with the Corporation. See “Information on the Corporation – Property, Plants and Equipment – Taurus Property”. The Corporation also holds interests in several exploration projects located in Quebec, Ontario, Nevada and Arizona, which are less material to the Corporation due to their less advanced status.

The Corporation’s current business objectives are to conduct further drilling, exploration and project development studies on each of the Copperstone Gold Project and the Northway Gold Project (in Joint Venture with Agnico-Eagle Mines Limited; see “Information on the Corporation – Property, Plants and Equipment – Northway Property”), with a view to completing a preliminary feasibility study on one or both of these projects within the next two years. The Corporation obtained a resource estimate and preliminary economic assessment on the Copperstone Property from AMEC on March 27, 2006. The purpose of the preliminary assessment was to (a)

formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone.

The Corporation used the information provided by the preliminary economic assessment to prepare a new three dimensional geologic exploration model at Copperstone. This new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. The new exploration model was completed in mid 2006, and was used to guide further exploration drilling at Copperstone, designed to expand the resources. A phase I exploration drilling program, based on the new exploration model, was completed in December 2006. Phase II exploration drilling designed to follow up the positive results of Phase I drilling was completed during the fall of 2007 and identified two zones of thick, high grade and apparently continuous gold mineralization. Phase III target definition drilling is planned for the first half of 2008.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration expenditures in 2008 at the Copperstone project and the Northway project.

The following sets forth the aggregate expenditures made by the Corporation on certain of its projects as at the end of each fiscal period set out below:

	Summary of Project Expenditures
Project	2007	2006	2005	2004	2003
	$	$	$	$	$
Copperstone	24,938,311	22,904,331	21,732,835	16,064,009	9,312,073
Fenelon	14,768,533	14,183,469	12,350,507	–	–
Taurus	5,324,013	6,583,770	6,546,020	–	–
Gold Bar	1,062,471	1,035,264	1,013,399	857,445	477,407
Northway	4,223,809	3,915,092	3,774,047	–	–
Martiniere	3,129,259	2,659,280	2,206,636	–	–
Northshore	914,286	524,051	111,873	–	–
Other	190,542	159,368	212,348	173,064	21,558
Pamlico	-	-	–	1,732,170	1,595,078
	54,551,224	51,964,625	47,947,666	18,826,688	11,406,116

Cautionary Note:

None of the mineral properties in which the Corporation holds an interest contain any known commercially viable ore or mineral reserves. All exploration programs proposed for any mineral properties in which the Corporation has an interest are exploratory in nature.

C.           Organizational Structure

As of December 31, 2007, the only active subsidiaries of the Corporation were Old Bonanza, which in turn has a wholly owned subsidiary Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation).

The following diagram sets out the corporate structure of the Corporation and its active subsidiaries:

(1)	The Corporation owns the Copperstone Property in Arizona, Fenelon Project, the Martiniere Property, Northway-Noyon Project in Quebec, and Northshore Property in Ontario.

(2)	Bonanza Exploration Inc. owns the Gold Bar Project, Nevada, and other exploration properties located in Arizona and Nevada.

D.           Property, Plants and Equipment

Copperstone

General

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to a maximum of 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

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

Copperstone D-Zone Joint Venture

In September, 2000, Old Bonanza entered into an agreement with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property (the “Copperstone D-Zone Joint Venture”, as amended).

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

During 2002, Old Bonanza paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise. The Corporation paid this US$180,000 in 2007.

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

Subsequent to December 31, 2005, the Corporation concluded that the work being performed by AMEC would be better optimized by converting the scope of the report from a Pre-Feasibility study to a Preliminary Assessment. In addition to estimating the mineral resources, the Preliminary Assessment; (a) formalized the large amount of quality work and data compiled to date, (b) provided a clear picture of those areas with the potential to add resources, and (c) established a preliminary economic analysis of Copperstone.

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

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$42,000. Annual lease fees paid to the State of Arizona in 2007 was approximately

$10,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to a maximum of 6 percent as price of gold increases to over US$551 per ounce).

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

Table 1A. Mineral Resource Tabulation –Model Capped at
137.1 g Au/t with a 1.71 g Au/t Cutoff Grade

			Average Grade
			(grams/tonne	Contained
Zones	Classification	Tonnes	gold)	Ounces of Gold
A, B, C and D	Measured	15,600	14.61	7,333
A, B, C and D	Indicated	2,408,260	5.55	429,563
A, B, C and D	Measured & Indicated	2,423,860	5.61	436,896

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

Table 1B. Mineral Resource Tabulation –Model Capped at
137.1 g Au/t with a 1.71 g Au/t Cutoff Grade

			Average Grade
			(grams/tonne	Contained
Zones	Classification	Tonnes	Gold)	Ounces of Gold

A, B, C and D	Inferred	532,740	5.21	89,445

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

Table 2A. Higher Grade Mineral Resources –Model Capped at
137.1 g Au/t with a 6.86 g Au/t Cutoff Grade

			Average Grade
			(grams/tonne	Contained
Zones	Classification	Tonnes	Gold)	Ounces of Gold
A, B, C and D	Measured	9,340	13.51	4,028
A, B, C and D	Indicated	328,820	12.55	132,807
A, B, C and D	Measured & Indicated	338,160	12.58	136,835

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

Table 2B. Higher Grade Mineral Resources – Model Capped at
137.1 g Au/t with a 6.86 g Au/t Cutoff Grade

			Average Grade
			(grams/tonne	Contained
Zones	Classification	Tonnes	Gold)	Ounces of Gold

A, B, C and D	Inferred	3,360	10.25	1,113

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

Recently Completed Work Programs

Old Bonanza completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. A cross cut has been driven westward, into the footwall, to establish two underground drill stations, Drill Bay #1 and #2. Underground channel and panel sampling programs have demonstrated continuity to the gold grades in the southern portion of the D-Zone.

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

Subsequent exploration by the Corporation has consisted primarily of exploration and infill drilling. During the 2003 to 2005 drill campaign, the Corporation completed 263 drill holes totaling 169,977 ft, of which 243 drill holes totaling 152,436 ft are included in the AMEC database used to estimate resources. A distribution of the holes drilled follows:

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

The first results of the second main work effort at Copperstone, the exploration for new discoveries, were announced during January 2005. The Footwall exploration target and the separate Lower Highwall zone represent structures apparently semi-parallel to the Copperstone Fault and are entirely new potential mineralized zones. Notable drill results from the Exploration surface drilling program include drill hole CRD-04-09 which encountered a near true thickness of 3.3 metres grading 16.4 g/t gold in a zone below the Highwall Zone currently termed the Lower Highwall Zone. Concurrently with the economic studies described below the Corporation will accelerate drilling for the exploration of new discoveries.

Current and Future Work Program

A new three dimensional geologic exploration model was prepared by the Corporation for Copperstone during 2006. In addition to incorporating the work collected in the AMEC study, this new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling and the new exploration model has guided drilling to further expand the resource during the last half of 2006 and through 2007 and will continue into the future as long as drilling results confirm the usefulness of the model.

This exploration modeling guided the work program for 2006 that consisted of exploration drilling to both add resources and test exploration targets. The drilling was an expanded continuation of the 2005 drilling program. Step-out exploration drilling of targets to the northeast and northwest were also completed to test for other bonanza-type, gold zones, above and within the Copperstone Fault. Past geophysical results completed on the Copperstone Property will be reviewed. The 2007 drilling followed up positive results from the 2006 drilling campaign.

During 2006, nine (9) of 10 targets were drilled within 1,000 meters of the known high grade gold resources with the objective of discovering potential to significantly increase Copperstone’s resources. Six (6) targets returned results that warranted follow up drilling during Phase II during 2007. Phase I drilling began during August 2006 and drilling was completed by the end of 2006 with 27 reverse circulation drill holes totaling 7,695 meters (25,247 feet).

The Phase I drill results are highlighted by drill hole 06CS-22 located 914 meters (3,000 feet) west of the open pit that intercepted several zones of gold mineralization including 1.5 meters grading 25.82 grams per tonne gold (5 feet grading 0.752 ounces per ton) within 13.72 meters grading 3.91 grams per tonne gold (45 feet grading 0.114 ounces per ton). Drill hole 06CS-22 also encountered a separate zone of 3 meters grading 3.57 grams per tonne gold (10 feet grading 0.104 ounces per ton).

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

Phase II of the exploration drilling program described above was completed during 2007. Phase II was designed to follow up on strongly anomalous gold intercepts encountered in Phase I with closer spaced core drilling to determine continuity and geometry of gold mineralization. Other geophysical targets that have been reinterpreted as a result of the Phase I drilling were also tested during Phase II drilling.

In August 2006, Bonanza began Phase II exploration drilling, an aggressive drilling campaign. Phase I and II drilling consisted of 44 drill holes with a combined length of 13,177 meters (43,227 feet). Ten targets were drilled, all within 1,200 meters of the current resource and mine infrastructure. Several targets returned encouraging results, and two substantial new gold zones were discovered, those being the South Pit Target and the Southwest target areas.

The South Pit Target was first identified by Phase I drill hole 06CS-12 which encountered strong gold mineralization and favorable alteration and structure, so the decision was taken to continue drilling in Phase II. The South Pit target is at the south end of the open pit from which over one half million ounces of gold were produced between 1987 and 1993, and is south of the current high grade gold resource. The South Pit target is now identified by six drill holes drilled along a north-south line, all with significant gold intercepts, has a known strike length of 500 meters, and is open along its entire length to the east and west. The drill results are:

- 3.0 meters grading 39.4 grams per tonne gold in drill hole 07CS-36 - includes 1.5 meters grading 69.3 grams per tonne gold

- 2.1 meters grading 14.1 grams per tonne gold also in drill hole 07CS-36 - includes 1.0 meters grading 28.5 grams per tonne gold

- 4.6 meters grading 4.9 grams per tonne gold in drill hole 07CS-37 - includes 1.5 meters grading 11.2 grams per tonne gold

- 7.6 meters grading 10.6 grams per tonne gold in drill hole 07CS-34 - includes 3.0 meters grading 18.9 grams per tonne gold

- 2.4 meters grading 6.8 grams per tonne gold in drill hole 07CS-32 - and 2.7 meters grading 5.5 grams per tonne gold

- 4.6 meters grading 4.8 grams per tonne gold in drill hole 06CS-12 - includes 3.0 meters grading 6.6 grams per tonne gold

Follow up drilling to expand the zone to the east and west is currently being planned as part of the Phase III Exploration drilling to be completed during 2008.

The Southwest Target is located approximately 1,000 meters southwest of the open pit, and is currently identified by three drill holes with high grade gold intercepts. Drill hole 07CS-30 is located approximately 20 meters west of drill hole 06CS-22, and drill hole 07CS-31 is located about 50 meters south of hole 07CS-30. The new gold zone strikes approximately 20 degrees west of north (near parallel to the Copperstone Fault) and has an intermediate dip to the northeast (same direction as the Copperstone Fault). The zone remains open in all directions, and may represent the discovery of a new gold bearing structure similar to the Copperstone Fault which hosts the high grade gold resources. The results are:

-5.2 meters grading 18.3 grams per tonne gold in drill hole 07CS-30 - includes 1.5 meters grading 58.8 grams per tonne gold

- 4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31 - includes 3.2 meters grading 16.1 grams per tonne gold

- 1.5 meters grading 25.8 grams per tonne gold in drill hole 06CS-22 - within 13.7 meters grading 3.91 grams per tonne gold

Follow up drilling to expand the zone to the east and west is currently being planned for Phase III Exploration drilling to be conducted during 2008. The development of additional resources would positively impact Bonanza's ongoing studies to place Copperstone into production. Other high priority targets drilled during 2006 and 2007 also returned exciting results and will be further drilled.

The Corporation's Management and Directors have determined that the recently discovered potential for dramatically expanding the high grade gold resources should be quantified and incorporated into the current study into the economics of placing the current Copperstone resource into production. These new gold zones have the potential to significantly expand the mine plan and improve the economic returns. The current study being conducted internally by the Corporation is directed at optimizing the mining and milling plan, along with capital and operational costs, and has been expanded to include collection of "turnkey" bids for mill construction. Certain aspects of the study, including capital and operating cost sensitivities continue on a limited basis, although most aspects will be delayed until the new gold discoveries and their impact on mine planning can be quantified. The continued rise in gold prices since the completion of the AMEC study in early 2006 will also contribute to the new economic studies.

A total of approximately US$1 million is currently budgeted for this Future Work Program, comprising the Phase III Exploration drilling campaign.

The Corporation will continue to develop the in-house scoping study described above on the higher grade portions of the known Copperstone gold deposit to determine if a 200-400 ton per day underground operation is feasible. This study is expected to be completed during 2008 and will incorporate the results of the Phase III drilling.

Casa Berardi Exploration Portfolio Including Northway

Pursuant to the Option Agreement, described under Fenelon – Property Description below, Cyprus granted to Taurus the right to explore certain mineral properties (as described below) and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the “Cyprus Properties”). The Cyprus Properties now owned by the Corporation comprise four properties: the Fenelon Project, La Martiniere, Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt. In addition, the Corporation has the option to acquire Cyprus’ interest in the Casa Berardi airborne geophysical survey (the “Survey”), a 77,000-line-kilometre, ultra-high-resolution helicopter survey, held jointly with Fairstar. To earn a 100% interest in the Cyprus Properties and the Survey, the Corporation must make a future payment of US$450,000 in three equal installments of US$150,000 at six month intervals. The first installment is due to be paid on the achievement of Commercial Production from any one of the four properties, the second installment is due to be paid on or before the day that is six months after the achievement of Commercial Production, and the third installment is to be paid on the first anniversary of the achievement of Commercial Production. Upon payment of the US$450,000, the Corporation will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are the subject of the Option Agreement. The Corporation intends to make the required payments when due under the Option Agreement. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to the Corporation’s interest in the properties.

Northway Project

Location and Access

The Northway Project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property covers the eastern extension of Agnico Eagle’s Vezza gold deposit and it is on the Casa Berardi Break or deformation zone, which also hosts the Agnico Eagle, Vior, Golden Hope and Golden Knight gold mines.

The area surrounding the Northway Project is covered by extensive Pleistocene glacial and glacio-lacustrine sediments of varying thickness. Areas of bedrock exposures are limited.

The region experiences cold winters and generally dry and warm summers. In January, temperatures are often below -30°C while the peak in summer can reach 35°C. Snow accumulation generally begins in November and remains until early May.

A paved road passes along the western edge of the property, and essentially provides the boundary between the Northway Project and the Vezza Project. The town of Matagami is located at about 25 km north of the project.

General

The property consists of two contiguous claim blocks: the 113-claim, 1,600-hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. International Taurus Resources Inc. acquired the Cyprus Canada 75% interest in these properties in 2000. During 2006, the Corporation entered into an agreement for the acquisition of the 25% interest in Northway from Caspian Energy Inc. to bring the Corporation’s ownership to 100%. The Corporation made an initial payment of $75,000 for the 25% interest, and must pay a further $75,000 in order to complete the acquisition. On the Northway block, there is a 4% Net Smelter Return royalty, which may be bought down to 2%. On the Noyon block, there is a 2% Net Smelter Return royalty, which may be bought out entirely. Through the merger with Taurus and the January 15, 2007 purchase of the Caspian Energy 25% interest, in 2007 Bonanza gained control of 100% of the Northway Project.

On December 10, 2007 the Corporation and Agnico-Eagle Mines Limited ("Agnico-Eagle") agreed to jointly explore and develop the Northway Project and Agnico-Eagle's adjoining Vezza Property. A 6,000 meter drilling campaign began in December 2007 with the objective of identifying sufficient gold mineralization to place the combined properties into production.

Pursuant to the agreement, the Corporation granted Agnico-Eagle the option to acquire a 70% interest in the Northway Project. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway project over a three year period and must assign a 30% interest in the Vezza Property to the Corporation. After exercise of the option, the combined Northway and Vezza properties (the "Properties") will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture

The Corporation agreed to fund $160,500 in exploration expenditures during the first year, 2007, and a total of $555,000 during the remaining two years. The Corporation met the first year’s funding obligation. Agnico-Eagle has agreed to fund $374,500 towards the first year expenditures. The Corporation has no obligation to contribute more than the required expenditures during the first three years after execution of the agreement. For a period of one year after the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000.

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

A historic gold resource was completed by Cyprus Canada Inc. in 1994. The Noyon-Northway historic resource contains 866,000 ounces of gold. The resource consists of 18.2 million tonnes of material with an average gold grade of 1.49 grams of gold per tonne. Within this resource, significant higher grade zones are present. The resource remains open along strike and down dip in several areas. An exploration shaft has been constructed on the Vezza project and this infrastructure will speed future development of the Properties. The historic resource is not NI 43-101 compliant and investors are cautioned not to rely on this estimate. The resource was completed to industry standards and was believed to be reliable at the time, and the Corporation has no reason to believe it is any less reliable today.

Geology

The Northway Project area is located along the Casa Berardi-Douay Deformation Belt within the northern Abitibi Greenstone Belt. The Archean Abitibi Sub-province is a subdivision of the Superior Province, and the oldest of the seven Canadian Shield Provinces. Gold mineralization is localized along metasedimentary-metavolcanic contacts associated with banded iron formation and intrusives. Targets have been identified by geophysics and bedrock geochemistry (base of till drilling) due to the thick overburden in the project area.

Mineralization

The gold mineralization is associated with series of parallel, near east-west striking fracture zones associated with intense alteration located close to a series of banded iron formations intercalated with metasediments. The mineralized structures often show a good Induced Polarization signature. Silicification and bleaching are the dominant alteration types associated with gold mineralization. Sericite is also associated with the mineralized zones but this alteration is not as continuous as the silicification. The general strike of the silicified, mineralized zones is parallel to the banded iron formations. Local variations in the orientation and dip are present. The thickness of these envelopes varies from a few centimetres up to 15 metres.

The gold mineralization is located in the silicified envelopes and is associated with sulphides such as pyrite. Sulphides are mainly included in quartz veins. Native visible gold is rarely present in higher grade zones.

The mineralization is known to extend in several zones, each of which extends for 1000 meters along strike. Little exploration drilling has been conducted to test the dip extent, and that is a focus of the current drilling program.

Future Work

As operator of the Joint Venture, Agnico-Eagle began a 6000 meter core drilling program during December of 2007. The drill program is designed to fill in between widely spaced drilling by former operators within strongly mineralized gold zones. The gold bearing structures have historically been drilled mainly along strike, and the gold mineralization remains open up and down dip. The gold mineralization at the nearby Vezza deposit has been shown by drilling by Agnico-Eagle to be persistent up and down dip. The current drill program will also test new geophysical anomalies, in addition to the open strike and down dip extensions of known gold zones. The estimated budget for this 2007-2008 drilling program is Cdn$535,000 and the joint venture funded this drilling program in December 2007.

Fenelon Project

General

Pursuant to the Plan of Arrangement detailed under Item 4. “History and Development of the Corporation” the Corporation will have a 100% interest in the Fenelon Project after making final instalment payments to Cyprus. Prior to the merger with Bonanza, and pursuant to the Joint Venture Agreement (as defined below) Taurus had the right to earn a 62% interest in the Fenelon Project and Fairstar Explorations Inc. (“Fairstar”) had a 38% interest in the Fenelon Project. Taurus was the manager and had operational control of the Fenelon Project under the Joint Venture Agreement. Leading into this period, Taurus extracted and processed a 14,000 tonne open-pit bulk sample, which confirmed and expanded the previous database, and indicated the presence of a potentially economic gold deposit. A program of further definition drilling, sampling and mapping of the Fenelon deposit was undertaken in 2002, which resulted in the preparation of an NI 43-101 technical report and a resource estimate for the upper 50 metres of the deposit. As indicated in the 2005 Innovexplo Report (see “Fenelon- Mineral Resource and Mineral Reserve Estimations” section for details), this technical report, prepared in accordance with NI 43-101, supported Taurus’s plan to conduct an underground assessment of the location, quality and quantity of the currently identified mineral deposit that could delineate ore reserves and resources and provide the remaining information necessary to complete a feasibility study on a sustainable underground mining operation.

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

In August 2005, the Corporation commenced a program at Fenelon designed to re-interpret the existing database and update the geological exploration model on both a local and regional basis. This effort was completed in December 2005 and formed the basis for a surface drilling program designed to expand the known resource base and test several exploration targets outside of the Discovery Area. The Phase 1 drilling campaign began in December, 2005 and was completed during 2006. The drilling campaign consisted of 42 drill holes with a combined length of 13,201 meters of drilling. The 2007 drilling began in January 2007, and six drill holes with a combined length of 3,459 meters were completed. This drilling campaign focused on the new nickel mineralization on the northeast portion of the property. The current drilling program will follow up the nickel and platinum group metals mineralization and began in February 2008. The Corporation estimates the current drilling program will consist of 10 drill holes and estimates the cost of the program at approximately $0.6 million and is well funded to complete the current drilling campaign at Fenelon.

Property Description and Location

The Fenelon Gold Project (the “Fenelon Project”) located in the Province of Quebec, approximately 30 kilometres (“km”) east of the Corporation’s La Martiniere property, approximately 600 km north of Montreal. The property (the “Fenelon Property”) consists of 454 mining claims totaling 17,830 acres. The Corporation will have a 100% interest in the property after making final instalment payments to Cyprus and is the manager and has operational control under the Joint Venture Agreement (as defined below). Pursuant to a joint venture agreement among Cyprus Canada Inc. (“Cyprus”), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the “Joint Venture Agreement”), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, the Fenelon Project was held and operated on a joint venture basis by Taurus and Fairstar, but is now operated by the Corporation. The following map sets out the location of the Fenelon Project:

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

The region experiences cold winters and generally dry and warm summers. In January, temperatures are often below -30°C while the peak in summer can reach 35°C. Snow accumulation generally begins in November and remains until early May. Due to the swampy terrain, drill access is largely dependant on frozen ground and thus is controlled to a large degree by the length and strength of winter.

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

The geology of the Fenelon Property area is based on interpretations derived from geophysical data, borehole data and limited outcrops studies. The following description is summarized from work completed by Cyprus, Fairstar and Taurus. Additional structural information was collected by Steffen, Robertson and Kirsten (Canada) Inc. (“SRK”) during a limited structural analysis of the stripped outcrop and a complete reinterpretation of borehole sections and level plans. Although published maps indicate that the Fenelon Project area is underlain by basaltic volcanic rocks of the Manthet Domain, diamond drilling over the project area suggests that the geology is predominantly characterized by metasedimentary units including greywacke, siltstone, mudstone, graphitic argillite and iron formation, intruded by intermediate to felsic dykes and plugs and by mafic to ultramafic sills and dykes. Mafic volcanic flows are sporadically reported in exploration boreholes, particularly by Cyprus. In drill logs and reports, lithological units are described as variably altered and the dominant alteration types include silicification, carbonatization, sericitization, biotization, chloritization and addition of sulphides. Mafic to ultramafic intrusive units are locally magnetic. The contact zone between the Manthet Domain and the Matagami Domain occurs near the southern boundary of the property. The Matagami domain consists predominantly of metasedimentary units including: greywacke, sandstone, mudstone and conglomerate with local pyroclastic units. Rock units depict variable strain, partitioned between high and lower strain regions. The contact between the Manthet and Matagami Domains correspond to a regional east-west striking high strain zone (the North Detour fault) separating regions of contrasting magnetic patterns. In the vicinity of the Fenelon Project, the North Detour fault warps gently to the south to strike east south east immediately east of the claim block. Ground and airborne geophysical exploration data suggest that several structures stem northerly from the North Detour fault zone into the deposit area. The absence of outcrop exposure in the area impedes the ability to accurately map fold patterns. However, regional airborne geophysical exploration data suggest that rock units are folded. In 1997, drilling recovered sporadic oriented core (Foster testing). The interpretation of this oriented core data suggests that within the drilling area the dominant planar fabric strikes east to east south east with steep southerly to vertical dip (70-90°). However, given the lack of lateral deviation data for the 1997 drilling, interpretation of “Foster test” results is equivocal.

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

The Fenelon nickel occurrence is strikingly similar to the Kambalda nickel mines in Western Australia, where very significant nickel mining has taken place since the 1960's. At Kambalda, nickel is mined from 0.5 to 5 meter thick layers that are 100 to 300 meters wide and up to 1,000 meters long. Numerous economic nickel deposits occur at Kambalda in Archean ultramafic flows that consist of komatiitic (high magnesium) basalt. Worldwide, many nickel deposits of this type were formed during Archean times. High grade nickel at Kambalda generally grades over 1% nickel and is usually contained within lower grade zones that are 10 to 30 meters thick. Published pre-mining reserves at the Kambalda -- St. Ives mines were 31 million tonnes of ore containing nearly 2.5 billion pounds of nickel.

This description of the nickel occurrences at Kambalda is very similar to what has been observed at Fenelon in Bonanza's drilling. The nickel mineralization at Fenelon is contained in Archean komatiic basalts. The mineralized zones at Fenelon, while they remain open along strike and down dip, are of similar strike length to those at Kambalda. These exciting developments will be followed by drilling up and down dip to further explore the Fenelon nickel deposits in the current drill program.

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

Environmental Concerns

There are minimal environmental liabilities related to the work conducted at Fenelon to date. These consist mainly of the smoothing of overburden waste piles and distribution of humus as a top covering. The audited consolidated financial statements of the Corporation as of December 31, 2007 estimate the asset retirement obligation to be a discounted value of $32,816.

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

Table 3A. FENELON MINERAL RESOURCE

		Average Grade
		(grams/tonne	Contained
Classification	Tonnes	Gold)	Ounces of Gold

Measured & Indicated	47,927	19.61	30,217

Table 3B. FENELON MINERAL RESOURCE

		Average Grade
		(grams/tonne	Contained
Classification	Tonnes	Gold)	Ounces of Gold

Inferred	27,245	12.79	11,203

Funds Expended on the Fenelon Project

As at December 31, 2007, a total of approximately $15 million had been expended on the Fenelon Project, which includes acquisition cost allocations.

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

Highlights from the 2005 and 2006 Phase I drill program include drill hole FA-06-297 which intersected an 11.5 meter zone grading 15.65 grams per tonne gold (37.7 feet grading 0.457 ounces per ton) (see Bonanza news release dated July 19, 2006). FA-06-297 offsets a high grade part of the Discovery Zone and confirms the high grade and continuity of the Discovery Zone.

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

The Corporation recommenced drilling at the Fenelon Project in December, 2006. This second phase of drilling followed up new gold zones discovered during Phase I drilling during 2005 and 2006. Phase II drilling continued through late spring, 2007 and consisted of 12 drill holes with an estimated combined length of 5,000 meters. Four drill holes have been completed in the West Discovery Zone, with assays pending.

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

The Phase II drilling confirmed the presence of two nickel rich zones at the Fenelon nickel target, with every hole drilled in the zones encountering strong nickel mineralization in massive sulfide horizons. The southern target is 1.3 kilometers long and the northern target is 800 meters long. Both targets strike along a northwest trend, and lie approximately one kilometer apart. The southern target is identified by five drill holes and the northern target is identified by four drill holes. All drilling has focused on the strike extent of the nickel mineralization that is located between 100 meters and 300 meters from surface. Drilling up dip and down dip has yet to be completed, and the targets remain open everywhere in these directions. The winter, 2008 drilling program will test this potential.

The northern nickel zone at Fenelon is identified by four drill holes. One hole, FA06-284 was drilled during 2006, and as previously announced contains 28 meters grading 0.28% nickel, along with other base metals. Within this zone lies 14 meters grading 0.43% nickel, which contains three (3) 0.5 meter zones grading 1.7% nickel, 1.6% nickel and 1.6% nickel. Three drill holes have been completed in the target to date.

Drill hole FA07-305 is 700 meters southeast of FA06-284 along strike, and contains 14.2 meters grading 0.24% nickel, including a 0.5 meter zone grading 1.4% nickel, and a 20.0 meter zone grading 0.15% nickel. Drill hole FA07-307 is 100 meters northwest of FA06-284 along strike, and is the last hole drilled in this direction. Drill hole FA07-307 contains 22.4 meters grading 0.12% nickel and another 11.0 meter zone grading 0.18% nickel. The mineralization remains open to the northwest. Drill hole FA07-308 was drilled 100 meters southeast of FA06-284 and contains 2.8 meters grading 0.18% nickel.

The southern nickel zone at Fenelon is identified by five drill holes. Three holes were drilled during 2006 and were drilled approximately 650 meters apart, along strike on a northwest trend. As previously announced, the southern hole, FA06-273 contains 15.2 meters grading 0.31% nickel and 2.5 meters grading 0.49% nickel. FA06-285 was drilled 1,300 meters northwest of FA06-273 and contains 10 meters grading 0.15% nickel, including 2 meters grading 0.6% nickel, including 0.6 meters grading 0.81% nickel, and 2.4 meters grading 0.16% nickel. FA06-272 was drilled approximately midway between FA06-273 and FA06-285, and contains 11.6 meters grading 0.042% nickel and 0.5 meters grading 0.11% nickel. These drill holes also contain other base metal mineralization.

Drill hole FA07-304 was drilled 150 meters southeast of FA06-273 and contains 3.3 meters grading 0.1% nickel and 1.5 meters grading 0.18% nickel. Drill hole FA07-303 was drilled 100 meters northwest of FA06-273 and contains 1 meter grading 0.23% nickel with anomalous other metals.

The Corporation also completed additional down hole geophysics during 2007 that has better defined the extent, magnitude and location of previous geophysical anomalies. This data will help guide the current drilling to further define the exciting potential of these nickel targets.

Summary of 2007 Drill Hole Nickel Results

Drill Hole #	From	To	Interval	Interval	Average Grade
	Meters	Meters	Meters	Feet	Cu %	Zn %	Ni %
FA-07-303	185.9	186.9	1	3.28			0.23
	429	430.9	1	3.28		0.1
	469.5	470	0.5	1.64	0.09
FA-07-304	96.9	100.2	3.3	10.83			0.1
	174.5	176	1.5	4.92			0.18
FA-07-305	113.8	114.35	0.55	1.80	0.1		1
	120	121	1	3.28			0.34
	269	278.45	9.45	31.00			0.1
	322	342	20	65.62			0.15
including	338.5	339	0.5	1.64	0.42
	373	387.2	14.2	46.59			0.24
including	385	387.2	2.2	7.22	0.23
including	386.73	387.2	0.47	1.54			1.39
	404	411	7	22.97			0.07
FA-07-307	215	216.2	1.2	3.94		0.26
	237	238	1	3.28			0.33
	374	396.5	22.4	73.49			0.12
	441	452	11	36.09			0.18
including	448	451	3	9.84	0.13
FA-07-308	184.3	186	1.7	5.58		0.27
	195	199.2	4.2	13.78		0.25
	390	392.8	2.8	9.19			0.18

Platinum and palladium assays for select portions of drill holes FA06-273, FA06-284, and FA06-285 show a strong correlation between nickel and platinum and palladium. Maximum PGE grades were encountered in FA06-284 from 405.72 to 406.22 meters depth, where the 1.7% nickel is associated with 0.6 grams per tonne platinum and 1.1 grams per tonne palladium.

HOLE-ID	FROM	TO	Meters	Ni (%)	Pt (g/t)	Pd (g/t)
FA-06-284	390	391	1.0	0.23%	0.06	0.10
FA-06-284	391	392	1.0	0.22%	0.06	0.09
FA-06-284	393	394	1.0	0.28%	0.09	0.15
FA-06-284	394	394.5	0.5	1.57%	0.27	0.63
FA-06-284	395.7	396.9	1.2	0.21%	0.06	0.11
FA-06-284	396.9	397.4	0.5	1.60%	0.24	0.90
FA-06-284	405.72	406.22	0.5	1.70%	0.61	1.14
FA-06-284	411.03	411.6	0.6	0.59%	0.12	0.24
FA-06-285	384.43	385	0.6	0.24%	0.03	0.15
FA-06-285	445.75	446.43	0.7	0.53%	0.08	0.20
FA-06-285	446.43	447.11	0.7	0.54%	0.11	0.19
FA-06-285	447.11	447.7	0.6	0.81%	0.10	0.27
FA-06-273	112.37	112.87	0.5	0.47%	0.09	0.09
FA-06-273	201.34	201.84	0.5	0.22%	0.12	0.26

FA-06-273	105.56	106.46	0.9	0.25%	0.04	0.06
FA-06-273	150.05	151.25	1.2	0.21%	0.05	0.07

Planned Exploration Expenditures

The Corporation is conducting a drill program which will focus on the nickel potential described above. The drilling began in early 2008 and will be competed by the end of winter freeze. The total budget is estimated at Cdn$0.6 million. Additional work will be dependent on the outcome of this program.

The Taurus Gold Project

Property Description and Location

The Taurus project (the “Taurus Project”) is a large disseminated gold deposit that covers 800 hectares and is located near the town of Cassiar, in north western British Columbia.

The Taurus Project consists of 46 mining claims (the “Taurus Property”). All of the claims are registered in the name of the Corporation. The claims are all in good standing.

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

In March of 2007, the Corporation entered into an agreement in principle to option the Taurus Property to Cusac Gold Mines Ltd. As part of Hawthorne Gold Corporation's ("Hawthorne") proposed merger with Cusac Gold Mines Ltd. ("Cusac"), Bonanza has agreed to the assignment to Hawthorne of the option agreement dated June 7, 2007 between Bonanza and Cusac. See “Agreement in Principle with Cusac Gold Mines Ltd.” below.

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

Table 4: Summary of Inferred Mineral Resource Estimate

	Sable			88 Hill			88 West			Highway
Cut Offs	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes* 1,000	Au g/t	Au Troy oz	Tonnes* 1,000	Au g/t	Au Troy oz	Tonnes* 1,000	Au g/t	Au Troy oz
0.50	1,349	1.32	57,306	7,405	1.19	283,969	3,535	0.87	99,219	1,891	1.00	60,611
	Taurus W			Taurus			Plaza			Total
Cut Offs	Tonnes*1,000	Au g/t	Au Troy oz	Tonnes* 1,000	Au g/t	Au Troy oz	Tonnes* 1,000	Au g/t	Au Troy oz	Tonnes* 1,000	Au g/t	Au Troy oz
0.50	3,706	1.02	120,996	2,346	0.99	74,441	917	0.95	27,997	21,150	1.07	724,539

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

The Corporation has entered into an agreement for the sale of the Taurus Property and does not plan to conduct the above work program.

Agreement in Principle with Cusac Gold Mines Ltd. and Assignment to Hawthorne Gold

On March 2, 2007 the Corporation announced it had reached an agreement in principle with Cusac Gold Mines Ltd. ("Cusac") for the sale of the Taurus Property for total cash consideration of up to Cdn. $11 million plus up to 3 million common shares of Cusac.

The transaction was subject to regulatory approval and the execution of a definitive agreement. The sale consideration consists of total cash payments of $6,000,000 over a two year period, 3 million common shares of Cusac over a two year period, and a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a bankable feasibility study to place the Taurus project into commercial production ("Bankable Feasibility Study") and the date the property is placed into commercial production.

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

As part of Hawthorne Gold Corporation's ("Hawthorne") proposed merger with Cusac Gold Mines Ltd. ("Cusac"), Bonanza has agreed to the assignment to Hawthorne of the option agreement dated June 7, 2007 between Bonanza and Cusac.

The assigned agreement amends the terms of the original option agreement and requires Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the agreement, Hawthorne is required to issue 250,000 common shares to Bonanza on or before December 22, 2008. Bonanza agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

In December 2007, Hawthorne paid Bonanza the $1million payment then due. The next payment is due on June 22, 2008 and consists of $2 million.

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

Drilling

A total of 1407 meters was completed by the Corporation in 9 core holes during the early spring of 2006. Drilling and mobilization of equipment and personnel was supported by helicopter due to poor weather conditions and generally poor accessibility of the project to roads. Quartz stockwork veining was encountered in all 9 core holes associated with anchorite, fuchsite, chlorite, albite, and up to 15% disseminated pyrite in silicified host rock adjacent to veins. Banding, open-space filling textures, and cross cutting veins emphasize multiple pulse mineralization.

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

A Phase II drilling program was completed by May 2007, and was designed to explore for the continued strike and down dip extensions of the mineralized zones intersected during Phase I drilling. Phase II was supported by helicopter and all terrain vehicles. The budget for this 2007 drilling program was Cdn$550,000.

Bonanza's Phase I and Phase II drill results outline a continuous 1.3 kilometer long zone of high grade gold mineralization at the 100% owned La Martiniere property in Quebec. The property is located between Fenelon and the multi-million ounce Detour Lake Gold Mine.

Bonanza's drilling to date (Phase I and Phase II) consists of 22 drill holes with a combined length of 4,763 meters, effectively doubling the drilling that has ever been completed on the project. Bonanza's drilling successfully expanded the known mineralized zones, demonstrates the continuity of gold mineralization, and indicates the substantial size potential of this mineralized system.

The gold mineralization is open along strike and down dip, with most drilling encountering the gold bearing structures within 100 meters from surface. Preliminary resource estimations are planned in advance of preparation of the next phase of drilling, which will be designed to explore to further expand the known gold mineralization. Highlights from Bonanza's drilling include:

- 1.0 meter grading 44.3 grams per tonne gold in drill hole MD-07-20 - within a 28.4 meters grading 2.3 grams per tonne gold.

- 3.0 meters grading 7.2 grams of gold per tonne in drill hole MD-07-12 - within 4.8 meters grading 5.1 grams per tonne gold

- 1.1 meters grading 13.5 grams of gold per tonne in drill hole MD-06-05 - within a 7.1 meters grading 3.8 grams of gold per tonne

- 1.0 meters grading 10.9 grams of gold per tonne in drill hole MD-07-13 - within a 2.0 meters grading 6.5 grams per tonne gold

- 5 meters grading 5.1 grams per tonne gold in drill hole MD-07-14 - and 4.4 meters grading 4.4 grams per tonne gold.

- 1.6 meter zone grading 18.45 grams per tonne gold in drill hole MD-06-09 - including 0.8 meters grading 31.6 grams per tonne gold.

- 11.0 grams per tonne gold over 0.7 meters in drill hole MD-06-07

- 4.1 meters grading 6.2 grams per tonne of gold in drill hole MD-06-08 - including 2.1 meters grading 11.2 grams per tonne of gold - and 1.0 meters grading 18.7 grams per tonne of gold

The best intercepts from historic drilling programs include:
- 14.4 grams per tonne of gold over 4.2 meters
- 17.5 grams of gold per tonne over 1.5 meters
- 9.3 grams per tonne of gold over 0.7 meters
- 9.2 grams per tonne gold over 1.0 meters, and
- 5.9 grams per tonne of gold over 6.5 meters.

Future Work

The planned 2008 drilling campaign is designed to fill in certain areas along strike in the mineralized zone, and to explore the dip extent of the gold mineralization. Estimated budge for the current drilling program is Cdn$0.4 million, and the Corporation is fully funded to complete this drilling program.

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

Future Work

Bonanza’s geologists are encouraged by the fact that only 2 of the 11 holes drilled during Phase I (NS-06-6 & 11) did not contain significant gold mineralization or quartz veining. Bonanza plans to continue drilling the Northshore property during 2008 upon completion of a geologic evaluation of all recent and previous drill hole data and further surface trenching to elucidate the structural controls on gold mineralization. The estimated budget for this 2008 drilling program is Cdn$300,000, and the Corporation is fully funded to complete this program.

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

The Corporation has been in discussions with several parties interested in a Joint Venture or acquisition to explore the project during 2007. These discussions are ongoing in 2008.

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

A.           Operating Results

The Corporation’s working capital as at December 31, 2007 was $5,963,158 compared with a working capital position of $6,980,811 as at December 31, 2006. The decrease in working capital was the result of the exploration expenditures at the Copperstone, Fenelon and other properties totalling $2,886,599. These expenditures were offset by the financing in December raising a net proceed of $2,848,289. Funding for the operating activities in the period was $1,842,272. The loss for the twelve months ended December 31, 2007 was $946,457 or $0.01 per share compared with a net loss of $1,740,706 or $0.02 per share for the twelve months period ended December 31, 2006.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

	December 31,
	2007	2006	2005
	$	$	$
Net loss	(946,457)	(1,740,706)	(4,215,960)
Net loss per share	(0.01)	(0.02)	(0.06)
Total cash and cash equivalents	4,266,063	6,150,005	5,413,900
Working capital	5,963,158	6,980,811	5,177,422
Total liability	1,626,804	1,951,981	2,166,830
Total assets	60,963.361	59,751,226	54,428,595
Shareholders’ equity	59,336,557	57,799,245	52,261,765

Year Ended December 31, 2007

For the year ended December 31, 2007, the Corporation had a net loss of $946,457 or $0.01 per share compared to a net loss of $1,740,706 or $0.02 per share with the corresponding period in 2006. Stock-based compensation expense for this period was $459,800 (2006 - $748,300). Interest income decreased to $134,163 from $214,474 which was the direct result of decreased cash balances for the current period compared to the same period during 2006. General and administrative costs decreased to $1,046,378 from $1,079,642 in 2006. Public company expenses decreased to $278,386 from $402,559. Office and administration expenses increased to $123,878 from $43,707 primary because of the inclusion of interest expense. Business development expenses decreased to $67,995 from $187,531 resulting from lower business acquisition activities compared to 2006. In 2007, there was no write-down of mineral properties (2006 - $79,283). Future income tax recovery provision for 2007 was $637,694 (2006 –$649,777).

Exploration office expenses decreased to $111,467 in the year from $466,320 in 2006. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno. Nevada. In 2005, the Corporation recorded a gain on debt settlement with Stonegate Management Ltd. of $306,392 and no such gain is recorded in 2006 and 2007.

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

B.           Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2007 was $5,963,158 compared with a working capital position of $6,980,811 as at December 31, 2006. Flow-through funds of $1,271,575 are included in the current working capital. Flow-through funds are restricted to Canadian Exploration Expenditures, as defined in the Canadian Income Tax Act. The decrease in working capital in the period was the result of the expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $2,886,599 and support for operating activities totalling $1,842,272. These expenditures were offset by the private placement financing of $2,848,289. As of December 31, 2007 $1,747,876 accrued receivable from Revenue Quebec and the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures occurred in that province during the previous years and up to the current quarter remained outstanding. As of December 31, 2007, interest payable related to a 2002 and 2003 reassessment by Revenue Quebec amounts to $12,191. The Corporation is contesting the interest portion of the 2002 and 2003 assessments.

During 2006 and 2007, the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase was completed and the result of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the high grade gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters. In April of 2007, the Corporation began Phase II drilling. In September, 2007 Phase II drilling was completed consisting of 16 drill holes and a combined length of 5,238 meters (17,180 feet). This drilling phase was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling. Total development and exploration expenditures at the Copperstone project during the twelve months period ended December 31, 2007 totalled $2,033,980 or $18,139,759 since the program began in 2003.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consists of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date were extended from November 30, 2007 to June 2, 2008.

On June 22, 2007 the Corporation reached an option agreement in principle with Cusac Gold Mines Ltd. (“Cusac”) for the sale of its Taurus Project for total cash consideration valued of up to $11 million plus up to 3 million common shares of Cusac.

The sale consideration consists of total cash payments of $6,000,000 over a two year period, 3 million common shares of Cusac over a two year period, and a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a bankable feasibility study to place the Taurus project into commercial production (“Bankable Feasibility Study”) and the date the property is placed into commercial production.

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

On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares from Cusac. On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement (the “Agreement”) entitling 19 Cusac common shares in exchange for 1 Hawthorne common share. As part of the Agreement, Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Gold property near Cassiar from the Corporation dated June 7, 2007. The assigned agreement amends the terms of the original option agreement and requires Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the Agreement, Hawthorne is required to issue 250,000 common shares to the Corporation on or before December 22, 2008. The Corporation agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

On December 22, 2007 the Corporation received the $1,000,000 option payment from Hawthorne as per the Agreement.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The agreement provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway property over a three year period and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture.

The Corporation has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years. Failure by the Corporation to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the Northway properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. However, if Agnico-Eagle fails to contribute the balance of their projected expenditures, they will not acquire any interest in the Northway property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000. The transaction is subject to execution of a formal option and joint venture agreement and regulatory approval.

On December 19, 2007 the Corporation completed a private placement of selling 3,267,000 units through Dundee Securities Corporation (the "Agent"), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consisted of two common shares, of which one was designated as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one common share which was not designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Schole valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement are subject to four month hold period expiring April 19, 2008. The proceeds from this financing will be used primarily to fund ongoing exploration at the Corporation's Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007 the Corporation entered into a non-brokered private placement to which it has agreed to issue 2,500,000 units with the same term as the December 19, 2007 financing for total proceeds of $1,000,000.

As at December 31, 2007, the Corporation had cash of $4,266,063 compared to $6,150,005 as at December 31, 2006.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration programs in 2008.

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

F.           Contractual Obligations

The following table sets forth the Corporation’s know contractual obligations as at December 31, 2007:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations (3)	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch	240,000	30,000	60,000	60,000	90,000
Living Trust on Copperstone Property(1)(4)
Mineral Property Interests – Filing Fees(2)	931,000	186,000	621,000	30,000	94,000
Office Rental Agreement	101,020	74,120	26,900	Nil	Nil
Total	$1,272,020	$290,120	$707,900	$90,000	$184,000

(1)	Amount in U.S. dollars.

(2)

Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority. Filing fee amount may vary subject to the acquisition or disposal of mineral properties.

(3)

The Corporation has entered into Employment Agreements with each of Brian Kirwin and Giulio Bonifacio. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits of US$570,000 and Mr. Bonifacio an amount equal to one year salary of CDN$100,000, respectively.

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following is information as at December 31, 2007:

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 65, holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 58, holds an MBA, is a registered Professional Engineer and is Vice-President, Corporate Development & Chief Financial Officer, Yukon Zinc Corporation, Vice President & Director of Selwyn Resources Ltd. and Vice President of StrataGold Corporation, Feb 2004 to Present; Director of Savant Resources Ltd, May 2007-Present (resigned as CFO Jan 2008); Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Dec 2007; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals, Getty Resources Ltd,

Cassiar Resources, and Brascan Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a director of Yukon Zinc Corporation, Selwyn Resources Ltd. and Savant Explorations Ltd, all of which are currently listed on the TSX Venture Exchange. Mr. McKnight has not entered into a non-competition agreement with the Corporation.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 60, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is currently serving as a director to MIT Holding. He is also a partner with ABBA Corp. and Viking Development Partners. Mr. Bagwell is a member of the Corporation’s Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Donald Lay, Director

Mr. Lay, Vancouver, British Columbia, age 48, holds a B.Sc. and is currently President & CEO of Contec Innovations, a publicly listed mobile software firm. He is a director of Medallion Resources (TSX-V) and from 2001 to 2005 served as a director of International Taurus Resources Inc. prior to the plan of arrangement with American Bonanza. Mr. Lay has extensive public market experience in both capital raising and communications disciplines. Mr. Lay is a member of the Corporation’s Audit Committee. Mr. Lay has not entered into a non-competition agreement with the Corporation.”

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 46, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Chief Financial Officer (“CFO”), Director

Mr. Bonifacio, Vancouver, British Columbia, age 47, is a Certified General Accountant and has been Chief Financial Officer of the Corporation since July 2001; Executive Vice President of the Corporation July 2001 to May 2007; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until June 2001 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of companies listed on the TSX and TSX Venture Exchange. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President, Controller

Mr. Joe Chan, Vancouver, age 59, is a Certified Management Accountant, and has been Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accountant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

Mr. Carl Ravinsky resigned as Director and did not stand for re-election at the Corporation’s Annual General Meeting held in June 2007.

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

As of March 1, 2008, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Yukon Zinc Corporation Selwyn Resources Ltd. Savant Explorations Ltd. StrataGold Corporation AMEC Americas Ltd. Finisterre Holdings Inc.	Zinc/Yukon Zinc/Yukon Metals/Worldwide Gold/Yukon & Guyana Construction/Engineering/Int’l Private consulting company	VP, Corporate Dev. CFO, and Director VP, Corporate Dev. and Director Director VP Manager, Financial Services Director, Principal and President	Feb 2004 to Present Feb 2004 to Present May 2007 to Present Feb 2004 to Present Sep 2003 to Jan 2004 1996 to Dec 2007
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp. Nevada Copper Corp. Boni Holdings (1982) Ltd.	Landfill/California Uranium/Utah Copper/Nevada Private Co.	Director Director Director, President & CEO President and Director	Feb 2002 to Present Dec. 2005 to Present Aug 2006 to Present 1991 to Present
Brian Kirwin	Nevada Copper Corp. Mesa Uranium Corp.	Copper/Nevada Uranium/Utah	Director Director	Aug 2006 to Present Dec. 2005 to Present
Ronald Netolitzky	Aurcana Corp
Brett Resources Inc.

Canadian Gold Hunter
Copper Canyon Resources
Eagle Plain Resources Ltd.
Golden Band Resources
Inc.
Strongbow Resources Inc.
Skeena Resources Limited
	Solomon Resources Ltd.	Silver, zinc/Mexico Precious Metals/South America & Canada Gold/Canada Copper/Canada Minerals/Yukon & BC Gold/Saskatchewan Minerals/Canada Uranium/N. America Gold/International Gold/Argentina	Director Director Director Director Director Chairman, Dir. Director Director Director	Sept 1997 to Present Aug 1993 to Present Sept 2003 to Present May 2006 to Present May 2004 to Present July 1989 to Present Jan 2005 to Present Apr 1983 to Present Aug 1989 to Present
Donald Lay	Contec Innovations Inc. Medallion Resources Ltd. International Taurus Resources Inc.	Software – tech Gold Nevada and BC Subsidiary of Corporation	Director, CEO Director Director	July 2002 to Present Apr 2001 to Present 2001 to 2005
James F. Bagwell	MIT Holdings ABBA Corp. Viking Development Partner International Taurus Resources Inc.	Medical/United States Consulting/United States Real Estate/United States Subsidiary of Corporation	Director Partner Partner Director	Oct 2006 to Present May 2006 to Present Nov 2006 to Present 1996 to 2005
Joe Chan	Nevada Copper Corp.	Copper/Nevada	Officer	Sept 2006 to Present

Brian Kirwin and Joe Chan devote approximately 95% of their time to the affairs of the Corporation. During the year the Corporation’s contractual relationship with Giulio Bonifacio was amended and as a result Mr. Bonifacio devotes approximately 50% of his time to the Corporation.

B.           Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2007, in respect of each of the individuals who were, as of December 31, 2007, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compen- sation
Brian P. Kirwin President, CEO	2007	190,000	Nil	Nil	Nil	Nil	Nil
Giulio T. Bonifacio CFO	2007	133,333 (CDN$)	Nil	Nil	Nil	Nil	Nil
Joe Chan Vice President Finance, Controller	2007	120,000 (CDN$)	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

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

Effective April 1, 2005, independent directors’ compensation was reduced to CDN$15,000 per annum and stock options to purchase up to 75,000 common shares of the Corporation. On April 3, 2007 the independent directors’ were paid CDN$15,000 each.

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

As at December 31, 2007, the Corporation has granted rights to purchase or acquire an aggregate of 9,202,500 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2007 as traded on the TSX was $0.20.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2007 are as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)(1)	Date of Grant	Exercise Price $(1)	Expiry Date	Market Value on Date of Grant(1)
Brian P. Kirwin (2)	137,500 543,750 851,250 600,000 500,000	February 24, 2003 October 27, 2003 May 5, 2005 June 20, 2006 November 6, 2007	$1.24 $1.68 $0.43 $0.55 $0.22	February 24, 2008 October 27, 2008 May 5, 2010 June 20, 2011 November 6, 2012	$1.24 $1.68 $0.43 $0.40 $0.22
Giulio T. Bonifacio (2)	112,500 543,750 801,250 600,000 500,000	February 24, 2003 October 27, 2003 May 5, 2005 June 20, 2006 November 6, 2007	$1.24 $1.68 $0.43 $0.55 $0.22	February 24, 2008 October 27, 2008 May 5, 2010 June 20, 2011 November 6, 2012	$1.24 $1.68 $0.43 $0.40 $0.22
Robert McKnight	62,500 25,000 75,000 25,000 100,000 250,000	May 9, 2003 October 27, 2003 July 14, 2005 January 31, 2006 April 30, 2007 November 6, 2007	$1.16 $1.68 $0.45 $0.71 $0.30 $0.22	May 9, 2008 October 27, 2008 July 14, 2010 January 31, 2011 April 30, 2012 November 6, 2012	$1.16 $1.68 $0.45 $0.71 $0.30 $0.22
Ronald Netolitzky	75,000 25,000 100,000 250,000	July 14, 2005 January 31, 2006 April 30, 2007 November 6, 2007	$0.45 $0.71 $0.30 $0.22	July 14, 2010 January 31, 2011 April 30, 2012 November 6, 2012	$0.45 $0.71 $0.30 $0.22
Donald Lay	50,000 20,000 30,000 75,000 25,000 100,000 250,000	September 10, 2003 January 8, 2004 October 25, 2004 July 14, 2005 January 31, 2006 April 30, 2007 November 6, 2007	$0.50 $1.50 $1.15 $0.45 $0.71 $0.30 $0.22	Sept 10, 2011 Jan 8, 2009 Oct 25, 2009 July 14, 2010 January 31, 2011 April 30, 2012 November 6, 2012	$0.50 $1.50 $1.15 $0.45 $0.71 $0.30 $0.22
James F. Bagwell	40,000 50,000 20,000 30,000 75,000 25,000 100,000 250,000	April 30, 2003 September 26, 2003 January 8, 2004 October 25, 2004 July 14, 2005 January 31, 2006 April 30, 2007 November 6, 2007	$1.10 $0.50 $1.50 $1.15 $0.45 $0.71 $0.30 $0.22	Apr 30, 2008 Sept 26, 2010 Jan 8, 2009 Oct 25, 2009 July 14, 2010 January 31, 2011 April 30, 2012 November 6, 2012	$1.10 $0.50 $1.50 $1.15 $0.45 $0.71 $0.30 $0.22
Joe Chan	20,000 75,000 155,000 25,000	January 8, 2004 July 14, 2005 January 30, 2006 November 6, 2007	$1.50 $0.45 $0.71 $0.22	Jan 8, 2009 July 14, 2010 January 30, 2011 November 6, 2012	$1.50 $0.45 $0.71 $0.22

Notes

(1)	All options and prices reflect the adjusted amount as per the Plan of Arrangement.

(2)	Subsequent to December 31, 2007, and on February 24, 2008, a total of 287,500 options expired, including 137,500 options for Brian Kirwin, 112,500 options for Giulio Bonifacio.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following summaries of the employment agreements entered into with Messrs. Kirwin and Bonifacio are not complete and are qualified in their entirety by reference to the full text of each such agreement.

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003, and on July 1, 2006 the agreements were amended and entered into directly with the Corporation and supersede the employment agreements with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base annual salary currently at US$190,000, benefits and bonus. Each year during the term of this agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

On May 1, 2007, the Corporation entered into a new employment agreement with Mr. Bonifacio which replaces his July 1, 2006 employment agreement. The Corporation agreed to pay Mr. Bonifacio a base annual salary currently at CDN$100,000 and bonus. Each year during the term of this agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Bonifacio an amount equal to 12 months salary.

C.           Board Practices

The directors of the Corporation are elected annually by shareholders at each annual general meeting of the Corporation. Members of the Corporation’s management are appointed by the Corporation’s board and serve until they resign or are replaced by the board.

The Audit Committee of the board functions pursuant to a charter adopted by the board. The function of the Audit Committee generally is to oversee the audit of the Corporation’s financial statements performed by the Corporation’s independent auditors and to recommend the selection of independent auditors. The Audit Committee also assists the board of directors of the Corporation in carrying out its responsibilities relating to the Corporation’s financial, accounting and reporting processes, the Corporation’s system of internal accounting and financial controls, the Corporation’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Corporation and related parties. The members of the Audit Committee are Robert McKnight, Don Lay and James Bagwell. The Audit Committee meets at least once per quarter.

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

D.           Employees

As of December 31, 2007, the Corporation had six employees of whom three are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Giulio Bonifacio, Chief Financial Officer
Joe Chan, Vice President, Controller

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E.           Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 1, 2008:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 1,679,119 Options: 2,632,500(4) Warrants: nil	1.5%
Giulio Bonifacio Vancouver, B.C. CFO & Director	Common Shares: 1,045,930 Options: 2,557,500(4) Warrants: nil	0.9%
Robert McKnight North Vancouver, B.C. Director	Common Shares: Nil Options: 537,500 Warrants: Nil	0%
Ronald Netolitzky Victoria, B.C. Director	Common Shares: Nil Options: 450,000 Warrants: Nil	0%
Donald Lay Vancouver, B.C. Director	Common Shares: 252,600 Options: 550,000 Warrants: 25,000	0%
James Bagwell Tampa, Florida Director	Common Shares: 90,000 Options: 590,000 Warrants: nil	0%
Joe Chan Vancouver, B.C. VP, Finance	Common Shares: Nil Options: 275,000 Warrants: Nil	0%

Notes

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 1, 2008, based upon information furnished by the respective shareholders.

(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)	No stock options have been exercised subsequent to December 31, 2007.

(4)	Subsequent to December 31, 2007, and on February 24, 2008, a total of 287,500 options expired, including 137,500 options for Brian Kirwin, 112,500 options for Giulio Bonifacio.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the directors and Named Executive Officers of the Corporation and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Brian P. Kirwin	Nil	Nil	137,500 Common Shares at $1.24 per
share expiring February 24, 2008
543,750 Common Shares at $1.68 per
share expiring October 27, 2008
851,250 Common Shares at $0.43 per
share expiring May 5, 2010
600,000 Common Shares at $0.55 per
share expiring June 20, 2011
500,000 Common Shares at $0.22 per
			share expiring November 6, 2012	Nil Nil Nil Nil Nil
Giulio T. Bonifacio	Nil	Nil	112,500 Common Shares at $1.24 per
share expiring February 24, 2008
543,750 Common Shares at $1.68 per
share expiring October 27, 2008
801,250 Common Shares at $0.43 per
share expiring May 5, 2010
600,000 Common Shares at $0.55 per
share expiring June 20, 2011
500,000 Common Shares at $0.22 per
			share expiring November 6, 2012	Nil Nil Nil Nil Nil
Robert McKnight	Nil	Nil	62,500 Common Shares at $1.16 per
share expiring May 9, 2008
25,000 Common Shares at $1.68 per
share expiring October 27, 2008
75,000 Common Shares at $0.45 per
share expiring July 14, 2010
25,000 Common Shares at $0.71 per
share expiring January 31, 2011
100,000 Common Shares at $0.30 per
share expiring April 30, 2012
250,000 Common Shares at $0.22 per
			share expiring November 6, 2012	Nil Nil Nil Nil Nil Nil
Ronald Netolitzky	Nil	Nil	75,000 Common Shares at $0.45 per
share expiring July 14, 2010
25,000 Common Shares at $0.71 per
share expiring January 31, 2011
100,000 Common Shares at $0.30 per
share expiring April 30, 2012
250,000 Common Shares at $0.22 per
			share expiring November 6, 2012	Nil Nil Nil Nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Donald Lay	Nil	Nil	20,000 Common Shares at $1.50 per
share expiring January 8, 2009
30,000 Common Shares at $1.15 per
share expiring October 25, 2009
50,000 Common Shares at $0.50 per
share expiring September 26, 2010
75,000 Common Shares at $0.45 per
share expiring July 14, 2010
25,000 Common Shares at $0.71 per
share expiring January 31, 2011
100,000 Common Shares at $0.30 per
share expiring April 30, 2012
250,000 Common Shares at $0.22 per
			share expiring November 6, 2012	Nil Nil Nil Nil Nil Nil Nil
James Bagwell	Nil	Nil	40,000 Common Shares at $1.10 per
share expiring April 30, 2008
20,000 Common Shares at $1.50 per
share expiring January 8, 2009
30,000 Common Shares at $1.15 per
share expiring October 25, 2009
50,000 Common Shares at $0.50 per
share expiring September 26, 2010
75,000 Common Shares at $0.45 per
share expiring July 14, 2010
25,000 Common Shares at $0.71 per
share expiring January 31, 2011
100,000 Common Shares at $0.30 per
share expiring April 30, 2012
250,000 Common Shares at $0.22 per
			share expiring November 6, 2012	Nil Nil Nil Nil Nil Nil Nil Nil
Joe Chan	Nil	Nil	20,000 Common Shares at $1.50 per
share expiring January 8, 2009
75,000 Common Shares at $0.45 per
share expiring July 14, 2010
155,000 Common Shares at $0.71 per
share expiring January 31, 2011
25,000 Common Shares at $0.22 per
			share expiring November 6, 2012	Nil Nil Nil Nil

Note:

(1)

Based on the closing price on December 31, 2007 of $0.20 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2007 and the exercise price.

No options were exercised by directors or Named Executive Officers during the most recently completed financial year.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2007:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay Boston, MA	18,798,450 (1)	16.2%

Notes

(1)	As of December 31, 2007, Mr. Landon Clay owned 9,010,125 shares directly and 9,788,325 shares indirectly through various entities that Mr. Clay has sole control over.

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

As at March 24, 2008, the Corporation had 220 registered shareholders in the United States, holding a total of 17,502,125 common shares representing 15% of the total issued and outstanding shares of the Corporation.

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

B.           Related Party Transactions

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During 2007 the Corporation recovered management and consulting fees of $131,667 and general and administration expenses of $78,333 from these companies.

(b)	As at December 31, 2007, there were $21,703 accounts receivable due from companies with certain directors in common.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8.           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 17:

  Report of Independent Registered Public Accounting Firm;

  Consolidated Balance Sheets as at December 31, 2007 and 2006;

  Consolidated Statements of Operations and Deficit and Comprehensive Loss for the years ended December 31, 2007, 2006 and 2005;

  Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005; and

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

B.           Significant Changes

Subsequent to December 31, 2007, and on February 12, 2008, the Corporation announced it had signed a Letter of Intent to merge the Corporation into a wholly-owned subsidiary of Gryphon Gold Corporation (“Gryphon Gold”) through a Plan of Arrangement. Shareholders of the Corporation were to receive 0.50 shares of Gryphon Gold for every share of American Bonanza and options and warrants were to be exchanged on the same ratio.

On February 27, 2008, the Corporation and Gryphon Gold mutually agreed to terminate the Letter of Intent. No break-up fees were payable.

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

Fiscal Year Ending	High	Low
December 31, 2007	0.34	0.17
December 31, 2006	0.78	0.27
December 31, 2005	0.69	0.355
December 31, 2004	0.375	0.145
December 31, 2003	0.485	0.22

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years of the Corporation on the TSX:

Fiscal 2006	High	Low
First Quarter	0.78	0.46
Second Quarter	0.64	0.36
Third Quarter	0.45	0.31
Fourth Quarter	0.37	0.27

Fiscal 2007	High	Low
First Quarter	0.34	0.26
Second Quarter	0.33	0.24
Third Quarter	0.27	0.18
Fourth Quarter	0.24	0.17

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2008	0.25	0.19
January, 2008	0.21	0.19
December, 2007	0.20	0.17
November, 2007	0.23	0.19
October, 2007	0.24	0.22
September, 2007	0.26	0.18

The common shares of the Corporation also trade on the pink sheets in the United States. The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of Old Bonanza as the predecessor to the Corporation and the Corporation on the pink sheets for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2007	0.29	0.16
December 31, 2006	0.70	0.23
December 31, 2005	0.60	0.113
December 31, 2004	0.344	0.1099
December 31, 2003	0.35	0.13

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of the Corporation on the pink sheets:

Fiscal 2006	High	Low
First Quarter	0.70	0.40
Second Quarter	0.55	0.31
Third Quarter	0.41	0.28
Fourth Quarter	0.33	0.23

Fiscal 2007	High	Low
First Quarter	0.29	0.21
Second Quarter	0.28	0.23
Third Quarter	0.27	0.16
Fourth Quarter	0.26	0.16

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the pink sheets for the last six months:

	High	Low
February 2008	0.25	0.19
January 2008	0.21	0.18
December 2007	0.20	0.16
November 2007	0.24	0.18
October 2007	0.26	0.22
September 2007	0.27	0.17

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

Powers and Functions of Directors

Pursuant to the Corporation’s Articles of Incorporation, a director who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Corporation has entered or proposes to enter, is liable to account to the Corporation for any profit that accrues to the director or senior officer under or as a result of the contract or transaction to the extent provided in the BCA. A director who holds a disclosable interest in such a contract or transaction is not entitled to vote on any director’s resolution to approve the contract or transaction, except in certain limited circumstances (Part 5, Division 3 of the BCA). A director or officer has a disclosable interest in contract or a transaction if: (a) the contract or transaction is material to the Corporation; (b) the Corporation has entered into, or proposes to enter into, the contract or transaction; and (c) either the director or officer has a material interest in the contract or transaction, or is a director or officer of, or has a material interest in, a person who has a material interest in the contract or transaction. The Corporation did not enter into any contract or transaction in which a director or officer had a disclosable interest during fiscal 2007.

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

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003 and subsequently on July 1, 2006 the employment agreements were entered into directly with the Corporation and superseded the employment agreements in place with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base salary currently at US$190,000, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

On May 1, 2007, the Corporation entered into a new employment agreement with Mr. Bonifacio, which replaces his July 1, 2006 employment agreement. The Corporation agreed to pay Mr. Bonifacio a base salary currently at CDN$100,000 and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Bonifacio an amount equal to one years’ salary.

A copy of Mr. Bonifacio’s current employment agreement is attached as Exhibit 4.7. The employment agreements with Old Bonanza were previously filed on EDGAR (www.sec.gov) with Old Bonanza’s Annual Report for the year ended December 31, 2003 as Exhibits 4.1 and 4.2. The July 2006 employment agreements were previously filed on EDGAR (www.sec.gov) with the Corporation’s Annual Report for the year ended December 31, 2006 as Exhibits 4.5 and 4.6.

Old Bonanza entered into the Arrangement Agreement with Taurus, Fairstar, FairstarSub and the Corporation dated December 21, 2004 which was previously filed with Old Bonanza’s Annual Report for the year ended December 31, 2003.

On June 7, 2007 the Corporation signed a definitive option agreement (attached as Exhibit 4.8) with respect to its 100% owned Taurus property whereby Cusac Gold Mines Ltd. (“Cusac”) can acquire 100% of the Taurus property by making certain cash and share payments to the Corporation. On December 19, 2007, as part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac, the Corporation agreed to the assignment to Hawthorne of the definitive option agreement with Cusac (attached as Exhibit 4.9) . See Item 4.D Taurus Gold Project for further discussion.

On June 21, 2007, the Corporation entered into a letter of intent with Agnico-Eagle Mines Limited (“Agnico-Eagle”), to jointly explore and develop the Northway Property and Agnico-Eagle's adjoining Vezza Property. The letter of intent was replaced by a formal option and joint venture agreement on December 10, 2007 (attached as Exhibit 4.10) . See Item 4.D Northway Project for further discussion.

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

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by our Corporation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for our Corporation.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007 (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, due to the material weakness in internal control over financial reporting described below, our company’s disclosure controls and procedures were ineffective as of December 31, 2007.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Corporation conducted an assessment of the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2007. Based on its assessment, management identified a material weakness in our internal controls over financial reporting with respect to a lack of expertise in accounting for income taxes and related disclosures in accordance with generally accepted accounting principles. As a result, the Corporation recorded material adjustments related to the accounting for income taxes and disclosure in its financial statements as of and for the year ended December 31, 2007. As a result of this material weakness, we concluded that the Corporation’s internal controls over financial reporting in accounting for income taxes were not effective as of December 31, 2007.

In order to remediate the material weakness identified in Management’s Report on Internal Control over Financial Reporting, we intend to hire additional accounting resources with respect to accounting for income taxes and related disclosures. We believe that these new procedures will enable us to comply with the requirements related to accounting for income taxes and related disclosures.

This annual report does not include an attestation report of our Corporation’s registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only the management’s report in this annual report.

Changes in Internal Control over Financial Reporting

Other then the planned changes in internal control over financial reporting related to hiring additional accounting resources described above, there were no changes during the period covered by this Annual Report in the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

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

ITEM 16B.        Code of Ethics

The Corporation has adopted a Code of Ethics that applies to all employees, officers and directors of the Corporation and its subsidiaries, all of whom are expected to abide by the principle that standards of personal behavior should at all times reflect credit on the Corporation and the mining/exploration industry in general. No amendments or waivers to the Code of Ethics have been made since its adoption.

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

ITEM 16C.        Principal Accountant Fees and Services

In Canadian Dollars	Year ending December 31, 2007	Year ending December 31, 2006	Year ending December 31, 2005
Audit fees	79,950	72,645	67,500
Audit-related fees	Nil	Nil	Nil
Tax fees – Canadian	Nil	Nil	Nil
Tax fees – US	Nil	Nil	Nil
All other fees	Nil	Nil	Nil
Total fees billed	79,950	72,645	67,500

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

ITEM 16D.        Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchases

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2007 and 2006

Consolidated Statements of Operations, Comprehensive Loss and Cash Flows, for the fiscal years ended December 31, 2007, 2006, and 2005

Notes to Consolidated Financial Statements

ITEM 18.           FINANCIAL STATEMENTS

See Item 17.

ITEM 19.           EXHIBITS

Exhibit
Number	Description

1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)

2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)

4.1	Employment Agreement for Brian Kirwin.(2)

4.2	Employment Agreement for Giulio Bonifacio. (2)

4.3	Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated December 21, 2004.(2)

4.4	Amendment to Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated February 21, 2005.(3)

4.5	Amended Employment Agreement for Brian Kirwin dated July 1, 2006 (4)

4.6	Amended Employment Agreement for Giulio Bonifacio dated July 1, 2006 (4)

4.7	Amended Employment Agreement for Giulio Bonifacio dated May 1, 2007

4.8	Mineral Property Option Agreement between the Corporation and Cusac Gold Mines Ltd. dated June 7, 2007

4.9	Option Assignment and Amending Agreement among Cusac Gold Mines Ltd., Hawthorne Gold Corp. and the Corporation dated December 19, 2007

4.10	Northway Option Agreement between the Corporation and Agnico Eagle Mines Ltd. dated November 15, 2007

8.0	List of Principal Subsidiaries.(1)

Exhibit
Number	Description

11.0	Code of Ethics.(1)

12.1	Section 302 Certification by Chief Executive Officer.

12.2	Section 302 Certification by Chief Financial Officer.

13.1	Section 906 Certification by Chief Executive Officer.

13.2	Section 906 Certification by Chief Financial Officer.

99.1	Financial Statements for the year ended December 31, 2007

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Form 6-K filed with the SEC on March 8, 2005.

(4)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on March 30, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date: March 31, 2008