Form 20-F
period 2008-12-31
American Bonanza Gold Corp.
filed 2009-04-01
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Commission File No.: 029916

AMERICAN BONANZA GOLD CORP.
(Formerly “American Bonanza Gold Mining Corp.”)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 305 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
(Address of principal executive offices)

Catherine Tanaka, Corporate Secretary
Tel: 604-688-7511
Fax: 604-681-0122
Email: ctanaka@americanbonanza.com
Suite 305 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of
December 31, 2008: 115,662,976 Common Shares

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

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
US GAAP [ ]	by the International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

“Taurus” means International Taurus Resources Inc., a corporation incorporated pursuant to the laws of the Province of British Columbia; and

“TSX” means the Toronto Stock Exchange.

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

	(C$)
	2008	2007	2006	2005	2004
Average Rate During Period	1.0693	1.0665	1.1307	1.2116	1.3015

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	(C$)
	Feb/09	Jan/09	Dec/08	Nov/08	Oct/08	Sep/08
High Rate	1.2707	1.2741	1.2971	1.2850	1.2942	1.0797
Low Rate	1.2192	1.1823	1.1962	1.1502	1.0607	1.0338

On December 31, 2008, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.2246 CDN.

On March 20, 2009, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.2395 CDN.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Corporation for, and as of the end of, each of the last five fiscal years ended December 31, 2008. The financial information is derived from the consolidated financial statements of the Corporation and is presented in Canadian dollars. The consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 were audited by KPMG LLP, Chartered Accountants (see Item 17).

The selected consolidated financial information presented below should be read in conjunction with the audited consolidated financial statements of the Corporation included elsewhere herein.

	For the Year Ended December 31,

	2008	2007	2006	2005	2004
	$	$	$	$	$
Net loss (Canadian GAAP)	(3,883,826)	(946,457)	(1,740,706)	(4,215,960)	(1,219,731)
Net loss per share (Canadian GAAP)	(0.03)	(0.01)	(0.02)	(0.06)	(0.03)
Net loss (U.S. GAAP)	(7,098,594)	(2,456,339)	(5,867,442)	(10,076,457)	(8,640,303)
Net loss per share (U.S. GAAP)	(0.06)	(0.02)	(0.06)	(0.14)	(0.19)
Weighted average number of shares	115,662,976	100,958,861	96,280,740	72,356,898	45,528,057
Total cash and cash equivalents	2,650,636	4,266,063	6,150,005	5,413,900	9,467,224
Working capital (deficiency)	5,726,261	5,963,158	6,958,811	5,177,422	8,750,640
Total debt	Nil	Nil	Nil	Nil	Nil
Total assets (Canadian GAAP)	57,167,469	60,963,361	59,751,226	54,428,595	28,688,663
Total assets (US GAAP)	28,283,648	35,009,200	36,383,664	35,077,992	15,198,557
Shareholders’ equity (Canadian GAAP)	55,428,282	59,336,557	57,799,245	52,261,765	27,496,142
Shareholders’ equity (US GAAP)	27,393,069	34,200,947	33,541,709	32,911,162	14,006,036

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

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material adverse effect on the Corporation’s results of operations, may delay the development of its mineral projects, and reduce the funds available for further mineral exploration.

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

Joint Venture Interests

The Corporation currently has funding commitments under the option agreement with Agnico-Eagle, and will enter into a joint venture agreement with Agnico-Eagle upon Agnico-Eagle completing its required work on the Northway property. The Corporation may enter into joint ventures with one or more mining companies in respect of its other mineral properties. The Corporation may require additional funding to meet obligations under any joint venture agreement, and there is no guarantee such funding will be available. The inability of the Corporation to meet its funding commitments under any joint venture agreement could result in the dilution of the Corporations interest in the property subject to the joint venture agreement. In addition, should any of the Corporation’s joint venture partners determine not to fund their commitments under such joint venture agreement, the development of that project may be materially delayed or stopped, and the operations or financial results of the Corporation materially affected.

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

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 115,662,976 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2008. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

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

Three Year History

The Corporation is an Exploration Stage Corporation engaged in the identification, acquisition and exploration of precious metal properties located in the American Southwest of the United States, and Canada. The Corporation holds interests in several mineral exploration projects, the material property being:

Material
Properties	Jurisdiction

Copperstone	Arizona

On June 7, 2007 the Corporation signed a definitive option agreement with respect to its 100% owned Taurus property in the historic mining camp of Cassiar, British Columbia, whereby Cusac Gold Mines Ltd. (“Cusac”) could acquire 100% of the Taurus property by making certain cash and share payments to the Corporation. On December 19, 2007, as part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac, Bonanza agreed to the assignment to Hawthorne of the definitive option agreement between Bonanza and Cusac regarding the Taurus property. On December 23, 2008 the Corporation amended the option agreement with Hawthorne. Under the amended agreement, Hawthorne issued to Bonanza 6.75 million common shares of Hawthorne. On December 31, 2008 Bonanza received 6.75 million shares of Hawthorne representing 12.7% of the issued and outstanding shares of Hawthorne and transferred its interest in the Taurus property to Hawthorne. Bonanza now owns 6,828,947 common shares of Hawthorne representing 12.9% of the issued and outstanding shares of Hawthorne. Total consideration received by Bonanza on the sale of the Taurus property included $3,000,000 in cash and 6,828,947 common shares of Hawthorne. The Corporation recognized a loss on sale of the Taurus property of $977,782 in 2008. See Item 4.D Taurus Gold Project for further discussion.

Effective November 15, 2007, the Corporation entered into a letter of intent with Agnico-Eagle Mines Limited ("Agnico-Eagle"), to jointly explore and develop the Noyon-Northway Property and Agnico-Eagle's adjoining Vezza Property. The letter of intent was replaced by a formal option and joint venture agreement on December 10, 2007. Pursuant to this agreement, the Corporation granted Agnico-Eagle the option to acquire a 70% interest in the Noyon-Northway Property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway Noyon property over a three year period and must assign a 30% interest in the Vezza Property to the Corporation. After exercise of the option, the combined Noyon-Northway and Vezza properties (the "Properties") will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture The Corporation has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years of the option agreement. Agnico-Eagle has agreed to fund $374,500 towards the first year expenditures. The Corporation has no obligation to contribute more than the required expenditures during the first three years after execution of the agreement. For a period of one year after the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000. The option agreement is in good standing and Agnico-Eagle has funded the first year exploration.

The Corporation also has interests in several exploration projects located in Quebec, Ontario, Arizona and Nevada which are not sufficiently advanced to be material to the Corporation, and are not considered significant properties by the Corporation at this time.

The Pamlico property was subject to a cash payment of US$425,000 on November 10, 2005 and as a result the Corporation returned the Pamlico project to the property vendor and recognized a write-down of approximately $1,742,720 for the year ended December 31, 2005. Due to limited exploration activities in the last three years and/or limited plans for the property, the Corporation wrote down the carrying value of Goldbar, Northshore and some other properties by $2,075,404 as of December 31, 2008.

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

In May, 2006 the Corporation completed a private placement consisting of 7,400,000 common shares which were designated as flow-through shares at a price of $0.55 per flow-through share for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit for gross proceeds of $4,070,000.

In November, 2007 the Corporation extended the expiration date and reduced the exercise price of 4,736,000 outstanding share purchase warrants. The expiry date of the warrants was extended from December 2, 2007 to June 2, 2008, and the exercise price was reduced from $0.65 to $0.30 per share.

On December 19, 2007 the Corporation completed a brokered private placement selling 3,267,000 units and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consists of two common shares, one which was designated as a flow-through share, and one common share which was not designated as a flow-through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009. All securities issued in connection with the private placement were subject to a four month hold period that expired April 19, 2008. Also, on December 31, 2007 the Corporation completed a non-brokered private placement of 2,500,000 units, at a price of $0.40 per unit for gross proceeds of $1,000,000 Each unit consists of two common shares, one which was designated as a flow-through share, and one common share which was not designated as a flow-through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 30, 2009. All securities issued in connection with this private placement were subject to a four month hold period that expired April 30, 2008. The proceeds from these financing were used primarily to fund ongoing exploration at the Corporation’s Copperstone project in Arizona and at its projects in Quebec and Ontario, and for general working capital.

The Corporation’s primary objective is to advance the Copperstone project towards gold production as described below.

The following provides an overview of the location of the Corporation’s properties:

A detailed summary of the Corporation’s projects (excluding those that have been subsequently written off and returned and certain non-material properties) are set forth in “Business Overview” below.

B.           Business Overview

General

The Corporation’s most important properties are the Copperstone project located in Arizona and the Fenelon Project located in Quebec. The Corporation also holds interests in several exploration projects located in Quebec, Ontario, Nevada and Arizona, which are less material to the Corporation due to their less advanced status.

The Corporation’s current primary business objective is to complete investigations into the feasibility of placing the lead project, the Copperstone Gold Project, into production in the near future. These studies began during 2008, and are designed to update the preliminary economic assessment completed on March 27, 2006. The Corporation obtained a resource estimate and preliminary economic assessment on the Copperstone Property from AMEC on March 27, 2006. The purpose of the preliminary assessment was to (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone. Current economic analyses are at an advanced stage, and will be completed during 2009.

The Corporation used the information provided by the preliminary economic assessment to prepare a new three dimensional geologic exploration model at Copperstone. This new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. The new exploration model was completed in mid 2006, and was used to guide further exploration drilling at Copperstone, designed to expand the resources. A phase I exploration drilling program, based on the new exploration model, was completed in December 2006. Phase II exploration drilling designed to follow up the positive results of Phase I drilling was completed during the fall of 2007 and identified two zones of thick, high grade and apparently continuous gold mineralization. Phase III target definition drilling was completed during 2008 with encouraging results. The two new zones of gold mineralization have been shown to contain significant gold that may ultimately provide extended mine life should the Copperstone Project be placed into production.

The Northway Gold Project (in Joint Venture with Agnico-Eagle Mines Limited; see “Information on the Corporation – Property, Plants and Equipment – Northway Property”) has been drilled in two phases since the creation of the Joint Venture, and the Corporation awaits a decision regarding future exploration work from the Joint Venture partner.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned expenditures in 2009 at the Copperstone project and the Northway project.

The following sets forth the aggregate cumulative expenditures made by the Corporation on certain of its projects as at the end of each fiscal period set out below:

Summary of Project Expenditures
Project	2008	2007	2006	2005	2004
	$	$	$	$	$
Copperstone	27,315,717	24,938,311	22,904,331	21,732,835	16,064,009
Fenelon	15,509,685	14,768,533	14,183,469	12,350,507	–
Taurus	-	5,324,013	6,583,770	6,546,020	–
Gold Bar	200,000	1,062,471	1,035,264	1,013,399	857,445
Northway	4,626,469	4,223,809	3,915,092	3,774,047	–
Martiniere	3,225,200	3,129,259	2,659,280	2,206,636	–
Northshore	-	914,286	524,051	111,873	–
Other	-	190,542	159,368	212,348	173,064
Pamlico	-	-	-	–	1,732,170
	50,877,071	54,551,224	51,964,625	47,947,666	18,826,688

Cautionary Note:

None of the mineral properties in which the Corporation holds an interest contain any known commercially viable ore or mineral reserves. All exploration programs proposed for any mineral properties in which the Corporation has an interest are exploratory in nature.

C.           Organizational Structure

As of December 31, 2008, the only active subsidiaries of the Corporation were Old Bonanza, which in turn had a wholly owned subsidiary Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn had a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation). Subsequent to December 31, 2008 and on February 9, 2009, Bonanza Gold Inc. was dissolved and on February 11, 2009 Old Bonanza was dissolved. All remaining assets of these subsidiaries were assigned and transferred to the Corporation and the Corporation assumed any liabilities of these subsidiaries.

The following diagram sets out the corporate structure of the Corporation and its active subsidiary as of March 15, 2009:

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

Copperstone D-Zone Joint Venture

The Corporation’s interest in the D-Zone is held through the Copperstone D-Zone joint venture. The joint venture was formed in September, 2000, when Old Bonanza entered into an agreement with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from only the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property (the “Copperstone D-Zone Joint Venture”, as amended).

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

(d)           a net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of an outstanding third party loan, which has since been repaid; and,

(e)           US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the outstanding third party loan referenced above.

During 2002, Old Bonanza paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise. The Corporation paid this US$180,000 in 2007. Upon payment of the 3% royalty and the US$70,000 referred to above, the Corporation will have earned the remaining 40% interest in the D-Zone Joint Venture.

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

In 2006 the Corporation concluded that the work being performed by AMEC would be better optimized by converting the scope of the report from a Pre-Feasibility study to a Preliminary Assessment. In addition to estimating the mineral resources, the Preliminary Assessment; (a) formalized the large amount of quality work and data compiled to date, (b) provided a clear picture of those areas with the potential to add resources, and (c) established a preliminary economic analysis of Copperstone.

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

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$42,000. Annual lease fees paid to the State of Arizona in 2008 was approximately $10,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to a maximum of 6 percent as price of gold increases to over US$551 per ounce).

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

The climate in the area is very dry with an average annual precipitation of 4 inches. Summers are warm with an average temperature from May to September of 88.7 degrees Fahrenheit. Winters are mild with an average temperature from October to April of 63 degrees Fahrenheit. The maximum and minimum temperatures for the area are about 120 degrees Fahrenheit and 20 degrees Fahrenheit, respectively.

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

•           Reduce capital costs utilizing a mixture of used and new equipment. The study’s capital cost estimate assumed 100% new equipment. Used equipment, if available, could be substituted for new in several areas with the potential to significantly reduce the upfront capital cost requirements, although there could be an associated minor increase in maintenance costs and reduction in availability. These areas include the crushing and grinding circuits in the mill and the underground mining equipment fleet.

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

Subsequent exploration by the Corporation has consisted primarily of exploration and infill drilling. During the 2003 to 2005 drill campaign, the Corporation completed 263 drill holes totaling 169,977 ft, of which 243 drill holes totaling 152,436 ft are included in the AMEC database used to estimate resources. A distribution of the holes drilled follows:

          •           Highwall – 163 holes totaling 133,206 ft (143 holes in AMEC database)

          •           Footwall – 22 holes totaling 14,259 ft (all in AMEC database)

          •           Underground – 78 holes totaling 22,512 ft (all in AMEC database).

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

Current and Future Work Program

A new three dimensional geologic exploration model was prepared by the Corporation for Copperstone during 2006. In addition to incorporating the work collected in the AMEC study, this new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling and the new exploration model has guided drilling to further expand the resource during the last half of 2006 and through 2008 and will continue into the future as long as drilling results confirm the usefulness of the model.

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

- 4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31
- includes 3.2 meters grading 16.1 grams per tonne gold

- 1.5 meters grading 25.8 grams per tonne gold in drill hole 06CS-22
- within 13.7 meters grading 3.91 grams per tonne gold

Phase III Exploration drilling was conducted during 2008. Phase III drilling consisted of 15 drill holes with a combined length of 7,000 meters (22,966 feet). The drilling focused on two areas, the South Pit and Southwest mineralized zones.

The Phase III Southwest gold zone drill hole assay results are:

- 3.0 meters grading 10.5 grams per tonne gold in drill hole 08CS-45
- includes 1.5 meters grading 17.2 grams per tonne gold

- 9.1 meters grading 5.4 grams per tonne gold also in drill hole 08CS-45
- includes 1.5 meters grading 14.3 grams per tonne gold

- 0.9 meters grading 17.3 grams per tonne gold also in drill hole 08CS-45
- includes 0.6 meters grading 23.8 grams per tonne gold

- 4.6 meters grading 2.1 grams per tonne gold in drill hole 08CS-46
- includes 1.5 meters grading 3.8 grams per tonne gold

- 4.6 meters grading 3.9 grams per tonne gold in drill hole 08CS-47

Phase III exploration drilling is complete and assays are pending for several of the 2008 drill holes at the South Pit Zone and the Southwest Zone.

Bonanza and its consultants, Vezer Industrial Professionals, Inc., an independent mining services company, are evaluating various approaches to placing the high grade gold resources at Copperstone into production. Several development approaches for Copperstone are being considered by the Company. A range of production levels and gold recovery plant configurations are being evaluated, including staged growth plans. Completion of the Feasibility Study, and a possible production decision, are expected in the first half of 2009. Bonanza plans to convert the previous modern open pit mine and associated infrastructure into an underground mine.

While drilling over 46,400 meters (152,000 feet) to develop the current gold resources, Bonanza collected environmental, geotechnical, hydrological and metallurgical data to support mine permitting and gold recovery plant design. Specialized firms recognized as industry leaders performed these studies, and the resulting data contribute to the Feasibility Study.

Casa Berardi Exploration Portfolio Including Northway

Pursuant to the Option Agreement, described under Fenelon – Property Description below, Cyprus granted to Taurus the right to explore certain mineral properties (as described below) and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the “Cyprus Properties”). The Cyprus Properties now owned by the Corporation comprise four properties: the Fenelon Project, La Martiniere, Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt. In addition, the Corporation has the option to acquire Cyprus’ interest in the Casa Berardi airborne geophysical survey (the “Survey”), a 77,000-line-kilometre, ultra-high-resolution helicopter survey. To earn a 100% interest in the Cyprus Properties and the Survey, the Corporation must make a future payment of US$450,000 in three equal installments of US$150,000 at six month intervals. The first installment is due to be paid on the achievement of Commercial Production from any one of the four properties, the second installment is due to be paid on or before the day that is six months after the achievement of Commercial Production, and the third installment is to be paid on the first anniversary of the achievement of Commercial Production. Upon payment of the US$450,000, the Corporation will have exercised the option and pursuant to the Option Agreement, Cyprus is entitled to certain royalties from the properties that are the subject of the Option Agreement. The Corporation intends to make the required payments when due under the Option Agreement. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens. This royalty is only applicable to the Corporation’s interest in the properties.

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

General

The property consists of two contiguous claim blocks: the 113-claim, 1,600-hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. International Taurus Resources Inc. acquired the Cyprus Canada 75% interest in these properties in 2000. During 2006, the Corporation entered into an agreement for the acquisition of the 25% interest in Northway from Caspian Energy Inc. to bring the Corporation’s ownership to 100%. The Corporation made an initial payment of $75,000 for the 25% interest, and on December 1, 2007 made a further $75,000 payment to complete the acquisition. On the Northway block, there is a 4% Net Smelter Return royalty, which may be bought down to 2%. On the Noyon block, there is a 2% Net Smelter Return royalty, which may be bought out entirely. Through the merger with Taurus and the January 15, 2007 purchase of the Caspian Energy 25% interest, in 2007 Bonanza gained control of 100% of the Northway Project.

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

Future Work

As operator of the Joint Venture, Agnico-Eagle began a 6,000 meter core drilling program during December of 2007. The drill program is designed to fill in between widely spaced drilling by former operators within strongly mineralized gold zones. The gold bearing structures have historically been drilled mainly along strike, and the gold mineralization remains open up and down dip. The gold mineralization at the nearby Vezza deposit has been shown by drilling by Agnico-Eagle to be persistent up and down dip. The current drill program will also test new geophysical anomalies, in addition to the open strike and down dip extensions of known gold zones. The estimated budget for this 2007-2008 drilling program was Cdn$535,000 and the Joint Venture funded this drilling program in December 2007. Results from the drill program are only mildly encouraging, and Bonanza has agreed to its share of funding for a follow-up drill campaign to the amount of Cdn$255,000. Future work by the Joint Venture will depend on Agnico-Eagle informing Bonanza that it intends to fund its share of the next round of drilling.

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

Environmental Concerns

There are minimal environmental liabilities related to the work conducted at Fenelon to date. These consist mainly of the smoothing of overburden waste piles and distribution of humus as a top covering. The audited consolidated financial statements of the Corporation as of December 31, 2008 estimate the asset retirement obligation to be a discounted value of $34,539.

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

Funds Expended on the Fenelon Project

As at December 31, 2008, a total of approximately $15.5 million had been expended on the Fenelon Project, which includes acquisition cost allocations.

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

The Corporation also completed additional down hole geophysics during 2007 that has better defined the extent, magnitude and location of previous geophysical anomalies. This data will help guide the current drilling to further define the potential of these nickel targets.

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

Future Work

The Corporation plans studies to investigate the economic potential of placing the small resource at Fenelon into production on a toll milling basis. This study is planned for completion during 2009, with a budget of Cdn$50,000.

The Taurus Gold Project

Agreement in Principle with Cusac Gold Mines Ltd. and Assignment to Hawthorne Gold Corporation

On June 22, 2007 the Corporation announced it had reached an agreement in principle with Cusac Gold Mines Ltd. ("Cusac") for the sale of the Taurus Property for total cash consideration of up to Cdn. $11 million plus up to 3 million common shares of Cusac.

As part of Hawthorne Gold Corporation's ("Hawthorne") merger with Cusac Gold Mines Ltd. ("Cusac"), in December 2007, Bonanza agreed to the assignment to Hawthorne of the mineral property option agreement dated June 7, 2007 between Bonanza and Cusac.

The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million to be payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the agreement, Hawthorne is required to issue 250,000 common shares to Bonanza on or before December 22, 2008. Bonanza agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

On December 22, 2008, the Corporation entered into a Mineral Option Amending Agreement dated December 22, 2008 with Hawthorne. On December 31, 2008 the sale of the Taurus Property to Hawthorne was completed and the Corporation received 6.75 million common shares of Hawthorne, representing 12.7% of the issued and outstanding shares of Hawthorne. Total consideration of the Taurus property included a $1,000,000 payment in December, 2007 and a $2,000,000 payment on June 22, 2008 along with a total of 6,828,947 common shares of Hawthorne. In connection with the final payment, the Corporation agreed to vote its Hawthorne shares in favour of management proposals, and granted Hawthorne the right to identify a purchaser for the Hawthorne shares, should the Corporation determine to sell such shares. The Corporation recognised a loss of $977,782 on the sale of the Taurus property.

Other Properties

The properties set out below are not sufficiently advanced to be considered material to the Corporation. Consequently, only a brief description of these properties is included here.

Casa Berardi Exploration Portfolio Including La Martiniere

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

Future Work

A future drilling campaign is designed to fill in certain areas along strike in the mineralized zone, and to explore the dip extent of the gold mineralization. Should economic conditions for the Corporation improve, this drill campaign will be implemented with a budget of Cdn$400,000.

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

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of this property of $979,655 but remained positive on the potential resources of this property.

Future Work

Bonanza’s geologists are encouraged by the fact that 9 of the 11 holes drilled during Phase I (except NS-06-6 & 11) contain significant gold mineralization or quartz veining. Bonanza plans to continue drilling the Northshore property upon completion of a geologic evaluation of all recent and previous drill hole data and further surface trenching to elucidate the structural controls on gold mineralization. The 2008 exploration program consisted of such surface trenching and mapping, in an attempt to determine the structural controls on gold mineralization. The results of this exploration are pending, and may lead to further follow-up drilling in 2009.

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

The Gold Bar properties cover a past-producing bulk tonnage gold mine. The Corporation has data about the Gold Bar properties from the previous owners of the properties in the 1970s and 1980s. These data are used to focus the Corporation’s exploration efforts onto high-grade underground mineable targets low-grade bulk mineable mineralization. Several potential drill targets have been identified and may be drilled by the

Corporation in the future depending on the size of its exploration budget and which of the Corporation’s various projects appear to management to be of the highest priority.

The Corporation has been in discussions with several parties interested in a Joint Venture or acquisition to explore the project during 2008. These discussions are ongoing in 2009.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon on management’s current plans with respect to the property.

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

The following discussion of operating results and financial position of the Corporation should be read in conjunction with the Corporation’s consolidated financial statements and related notes prepared in accordance with Canadian GAAP (see Item 17). See note 15 to the consolidated financial statements for a discussion of material reconciling items to US GAAP.

A.           Operating Results

The Corporation’s working capital as at December 31, 2008 was $5,726,261 compared with a working capital position of $5,963,158 as at December 31, 2007. The change in working capital was the result of funds received from operating activities in the period totalling $131,893 (2007 – use of $1,842,272) and use of funding in the exploration expenditures at the Copperstone, Fenelon and other properties totalling $3,725,264 (2007 – $3,886,599). The exploration expenditures was offset by $1,983,731 (2007 – $1,000,000) net payments received from the Taurus option agreement (note 6(b)(ii)). The loss after income tax for the twelve months ended December 31, 2008 was $3,883,826 or $0.03 per share compared with a net loss of $946,457 or $0.01 per share for the twelve months period ended December 31, 2007. Significant components of current year’s loss was mineral property write-down $2,075,404 (2007 – nil) and loss on mineral property disposal $977,782 (2007 – nil).

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

	December 31,
	2008	2007	2006
	$	$	$
Net loss	(3,883,826)	(946,457)	(1,740,706)
Net loss per share	(0.03)	(0.01)	(0.02)
Total cash and cash equivalents	2,650,636	4,266,063	6,150,005
Working capital	5,726,261	5,963,158	6,980,811
Total liability	1,739,187	1,626,804	1,951,981
Total assets	57,167,469	60,963.361	59,751,226
Shareholders’ equity	55,428,282	59,336,557	57,799,245

Year Ended December 31, 2008

For the year ended December 31, 2008, the Corporation had a net loss of $3,883,826 or $0.03 per share compared to a net loss of $946,457 or $0.01 per share with the corresponding period in 2007. Stock-based compensation expense for this period was $96,119 (2007 - $459,800). Interest income decreased to $112,140 from $134,163 which was the direct result of decreased cash balances and lower interest rates for the current period compared to the same period during 2007. General and administrative costs decreased to $876,202 from $1,046,378 in 2007. Significant components of the decreases include management fees, consultant and salaries which decreased to $335,877 from $390,901, legal and accounting decreased to $104,700 from $169,582 and public company expenses decreased to $226,836 from $278,386. Decreases this year was the result of reduced business activities. Other significant components in the current year loss include mineral property write-down of $2,075,404 (2007 – nil) and loss on mineral property disposal $977,782 (2007 – nil).

Exploration office expenses increased to $134,205 in the year from $111,467 in 2007. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

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

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

B.           Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2008 was $5,726,261 compared with a working capital position of $5,963,158 as at December 31, 2007. The decrease in working capital in the period was the result of the expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $3,725,264 (2007 – 3,886,599) offset by net Taurus property option payment of $1,983,731 (2007 - $1,000,000). Funding received from operating activities was $131,893 (2007 – use of $1,842,272). As of December 31, 2008, $686,954 accrued receivable from the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures occurred in that province during the previous years remained outstanding.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit was comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 until November 30, 2007.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants were exercisable at a price of $0.65 per compensation share until November 30, 2007.

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date were extended from November 30, 2007 to June 2, 2008. These warrants expired on June 2, 2008.

On June 22, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac. On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and requires Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 option payments respectively.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782.

On November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

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

All securities issued in connection with the private placement were subject to four month hold period that expired April 19, 2008. The proceeds from this financing was used primarily to fund ongoing exploration at the Corporation's Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007 the Corporation entered into a non-brokered private placement to issue 2,500,000 units with the same terms as the December 19, 2007 financing for total proceeds of $1,000,000.

As at December 31, 2008, the Corporation had cash of $2,650,636 compared to $4,266,063 as at December 31, 2007.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration programs in 2009.

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

F.           Contractual Obligations

The following table sets forth the Corporation’s know contractual obligations as at December 31, 2008:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations (3)	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch	210,000	30,000	90,000	60,000	30,000
Living Trust on Copperstone Property(1)(4)
Mineral Property Interests – Filing Fees(2)	931,000	186,000	621,000	30,000	94,000
Office Rental Agreement	101,020	74,120	26,900	Nil	Nil
Total	$1,242,020	$290,120	$737,900	$90,000	$124,000

(1)	Amount in U.S. dollars.

(2)

Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority. Filing fee amount may vary subject to the acquisition or disposal of mineral properties.

(3)

The Corporation has entered into Employment Agreements with each of Brian Kirwin and Giulio Bonifacio. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits of US$570,000 and Mr. Bonifacio an amount equal to one year salary of CDN$100,000, respectively. Subsequent to December 31, 2008, on January 26, 2009 Mr. Bonifacio resigned as Chief Financial Officer of the Corporation and therefore his employment agreement is no longer in effect.

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following is information as at December 31, 2008:

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 66, holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 59, holds an MBA, is a registered Professional Engineer and is Vice President & Director of Selwyn Resources Ltd. and Director of an indirect Guyana subsidiary of StrataGold Corporation, Feb 2004 to Present; Director of Savant Resources Ltd, May 2007-Present (resigned as CFO Jan 2008); Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Dec 2007; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals,

Getty Resources Ltd, Cassiar Resources, and Brascan Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a Director of Selwyn Resources Ltd. and Savant Explorations Ltd, all of which are currently listed on the TSX Venture Exchange. Mr. McKnight has not entered into a non-competition agreement with the Corporation.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 61, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is currently serving as a director to MIT Holding. He is also a partner with ABBA Corp. and Viking Development Partners. Mr. Bagwell is a member of the Corporation's Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 47, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Chief Financial Officer (“CFO”), Director – (resigned as CFO on January 26, 2009)

Mr. Bonifacio, Vancouver, British Columbia, age 48, is a Certified General Accountant and has been a Director of the Corporation from July 2001 to present; Mr. Bonifacio was Chief Financial Officer of the Corporation from July 2001 to January 2009; Executive Vice President of the Corporation July 2001 to May 2007; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until June 2001 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of companies listed on the TSX and TSX Venture Exchange. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President, Controller – (appointed as CFO on January 26, 2009)

Mr. Joe Chan, Vancouver, age 60, is a Certified Management Accountant, and has been Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accountant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

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

As of March 15, 2009, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Selwyn Resources Ltd. Savant Explorations Ltd. StrataGold Corporation AMEC Americas Ltd. Finisterre Holdings Inc.	Zinc/Yukon Metals/Worldwide Gold/Yukon & Guyana Construction/Engineering/Int’l Private consulting company	VP, Corporate Dev. and Director Director VP Manager, Financial Services Director, Principal and President	Feb 2004 to Present May 2007 to Present Feb 2004 to Present Sep 2003 to Jan 2004 1996 to Dec 2007
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp. Nevada Copper Corp. Boni Holdings (1982) Ltd.	Landfill/California Uranium/Utah Copper/Nevada Private Co.	Director Director Director, President & CEO President and Director	Feb 2002 to Present Dec. 2005 to Present Aug 2006 to Present 1991 to Present
Brian Kirwin	Nevada Copper Corp. Mesa Uranium Corp.	Copper/Nevada Uranium/Utah	Director Director	Aug 2006 to Present Dec. 2005 to Present
Ronald Netolitzky	Aurcana Corp
Brett Resources Inc.

Canadian Gold Hunter
Copper Canyon Resources
Eagle Plain Resources Ltd.
Golden Band Resources
Inc.
Strongbow Resources Inc.
Skeena Resources Limited
	Solomon Resources Ltd.	Silver, zinc/Mexico Precious Metals/South America & Canada Gold/Canada Copper/Canada Minerals/Yukon & BC Gold/Saskatchewan Minerals/Canada Uranium/N. America Gold/International Gold/Argentina	Director Director Director Director Director Chairman, Dir. Director Director Director	Sept 1997 to Present Aug 1993 to Present Sept 2003 to Present May 2006 to Present May 2004 to Present July 1989 to Present Jan 2005 to Present Apr 1983 to Present Aug 1989 to Present
James F. Bagwell	MIT Holdings ABBA Corp. International Taurus Resources Inc.	Medical/United States Consulting/United States Subsidiary of Corporation	Director Partner Director	Oct 2006 to Present May 2006 to Present 1996 to 2005
Joe Chan	Nevada Copper Corp.	Copper/Nevada	Officer	Sept 2006 to Present

Brian Kirwin and Joe Chan devote approximately 95% of their time to the affairs of the Corporation.

Other Information

None of the Corporation’s officers or directors have a family relationship with each other. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the Corporation’s directors or senior management were selected.

B.           Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2008, in respect of each of the individuals who were, as of December 31, 2008, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compen- sation
Brian P. Kirwin President, CEO	2008	190,000	Nil	Nil	Nil	Nil	Nil
Giulio T. Bonifacio CFO	2008	100,000 (CDN$)	Nil	Nil	Nil	Nil	Nil
Joe Chan Vice President Finance, Controller	2008	120,000 (CDN$)	Nil	Nil	Nil	Nil	Nil
Notes:
(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

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

Effective April 1, 2005, independent directors’ compensation was reduced to CDN$15,000 per annum and stock options to purchase up to 75,000 common shares of the Corporation. On April 1, 2008 the independent directors’ were paid CDN$15,000 each.

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

As at December 31, 2008, the Corporation has granted rights to purchase or acquire an aggregate of 4,335,000 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2008 as traded on the TSX was $0.04.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2008 are as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)(1)	Date of Grant	Exercise Price $(1)	Expiry Date	Market Value on Date of Grant(1)
Brian P. Kirwin (2)	500,000 600,000	November 6, 2007 August 6, 2008	$0.22 $0.07	November 6, 2012 August 6, 2013	$0.22 $0.07
Giulio T. Bonifacio (3)	500,000 600,000	November 6, 2007 August 6, 2008	$0.22 $0.07	November 6, 2012 August 6, 2013	$0.22 $0.07
Robert McKnight(4)	250,000 200,000	November 6, 2007 August 6, 2008	$0.22 $0.07	November 6, 2012 August 6, 2013	$0.22 $0.07
Ronald Netolitzky(5)	250,000 200,000	November 6, 2007 August 6, 2008	$0.22 $0.07	November 6, 2012 August 6, 2013	$0.22 $0.07
James F. Bagwell(6)	250,000 200,000	November 6, 2007 August 6, 2008	$0.22 $0.07	November 6, 2012 August 6, 2013	$0.22 $0.07
Joe Chan(7)	25,000 25,000	November 6, 2007 August 6, 2008	$0.22 $0.07	November 6, 2012 August 6, 2013	$0.22 $0.07
Notes
(1)	All options and prices reflect the adjusted amount as per the Plan of Arrangement.
(2)	Subsequent to December 31, 2008, and on January 26, 2009 the Corporation granted 830,000 options to Mr. Kirwin at an exercise price of $0.06, expiring January 26, 2014.
(3)	Subsequent to December 31, 2008, and on January 26, 2009 the Corporation granted 770,000 options to Mr. Bonifacio at an exercise price of $0.06, expiring January 26, 2014.
(4)	Subsequent to December 31, 2008, and on January 26, 2009 the Corporation granted 150,000 options to Mr. McKnight at an exercise price of $0.06, expiring January 26, 2014.
(5)	Subsequent to December 31, 2008, and on January 26, 2009 the Corporation granted 150,000 options to Mr. Netolitzky at an exercise price of $0.06, expiring January 26, 2014.
(6)	Subsequent to December 31, 2008, and on January 26, 2009 the Corporation granted 150,000 options to Mr. Bagwell at an exercise price of $0.06, expiring January 26, 2014.
(7)	Subsequent to December 31, 2008, and on January 26, 2009 the Corporation granted 160,000 options to Mr. Chan at an exercise price of $0.06, expiring January 26, 2014.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following summary of the employment agreement entered into with Mr. Kirwin is not complete and is qualified in its entirety by reference to the full text of such agreement.

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin on April 1, 2003, and on July 1, 2006 the agreements was amended and entered into directly with the Corporation and supersedes the employment agreement with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base annual salary currently at US$190,000, benefits and bonus. Each year during the term of this agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

Upon Mr. Bonifacio’s resignation as CFO of the Corporation on January 26, 2009, his employment agreement with the Corporation was terminated.

C.           Board Practices

The directors of the Corporation are elected annually by shareholders at each annual general meeting of the Corporation. Members of the Corporation’s management are appointed by the Corporation’s board and serve until they resign or are replaced by the board.

The Audit Committee of the board functions pursuant to a charter adopted by the board. The function of the Audit Committee generally is to oversee the audit of the Corporation’s financial statements performed by the Corporation’s independent auditors and to recommend the selection of independent auditors. The Audit Committee also assists the board of directors of the Corporation in carrying out its responsibilities relating to the Corporation’s financial, accounting and reporting processes, the Corporation’s system of internal accounting and financial controls, the Corporation’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Corporation and related parties. The members of the Audit Committee are Robert McKnight, Ron Netolitzky and James Bagwell. The Audit Committee meets at least once per quarter.

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

D.           Employees

As of December 31, 2008, the Corporation had six employees of whom three are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Giulio Bonifacio, Chief Financial Officer
Joe Chan, Vice President, Controller

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E.           Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 15, 2009:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 1,679,119 Options: 1,930,000 Warrants: nil	1.5%
Giulio Bonifacio Vancouver, B.C. Director	Common Shares: 437,017 Options: 1,870,000 Warrants: nil	0.4%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Robert McKnight North Vancouver, B.C. Director	Common Shares: 87,500 Options: 600,000 Warrants: Nil	0%
Ronald Netolitzky Victoria, B.C. Director	Common Shares: 3,300 Options: 600,000 Warrants: Nil	0%
James Bagwell Tampa, Florida Director	Common Shares: 90,000 Options: 600,000 Warrants: nil	0%
Joe Chan Vancouver, B.C. CFO	Common Shares: Nil Options: 210,000 Warrants: Nil	0%
Notes
(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 15, 2009, based upon information furnished by the respective shareholders.
(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)	No stock options have been exercised subsequent to December 31, 2008.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the directors and Named Executive Officers of the Corporation and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Brian P. Kirwin	Nil	Nil	500,000 Common Shares at $0.22 per share expiring November 6, 2012 600,000 Common Shares at $0.07 per share expiring August 6, 2013	Nil Nil
Giulio T. Bonifacio	Nil	Nil	500,000 Common Shares at $0.22 per share expiring November 6, 2012 600,000 Common Shares at $0.07 per share expiring August 6, 2013	Nil Nil
Robert McKnight	Nil	Nil	250,000 Common Shares at $0.22 per share expiring November 6, 2012 200,000 Common Shares at $0.07 per share expiring August 6, 2013	Nil Nil
Ronald Netolitzky	Nil	Nil	250,000 Common Shares at $0.22 per share expiring November 6, 2012 200,000 Common Shares at $0.07 per share expiring August 6, 2013	Nil Nil
James Bagwell	Nil	Nil	250,000 Common Shares at $0.22 per share expiring November 6, 2012 200,000 Common Shares at $0.07 per share expiring August 6, 2013	Nil Nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Joe Chan	Nil	Nil	25,000 Common Shares at $0.22 per share expiring November 6, 2012 25,000 Common Shares at $0.07 per share expiring August 6, 2013	Nil Nil
Note:
(1)

Based on the closing price on December 31, 2008 of $0.04 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2008 and the exercise price.

No options were exercised by directors or Named Executive Officers during the most recently completed financial year.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 15, 2009:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay Boston, MA	16,638,450(1)	14.4%
Yale University New Haven, CT	8,500,000	7.3%
Notes
(1)           As of March 15, 2009, Mr. Landon Clay owned 1,033,642 shares directly and 15,604,808 shares indirectly through various entities that Mr. Clay has sole control over.

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2008:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay Boston, MA	16,638,450(1)	14.4%
Yale University New Haven, CT	8,500,000	7.3%
Notes
(1)	As of December 31, 2008, Mr. Landon Clay owned 1,033,642 shares directly and 15,604,808 shares indirectly through various entities that Mr. Clay has sole control over.

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2007:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay Boston, MA	18,798,450 (1)	16.2%
Notes
(1)	As of December 31, 2008, Mr. Landon Clay owned 9,010,125 shares directly and 9,788,325 shares indirectly through various entities that Mr. Clay has sole control over.

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

As at March 15, 2009, the Corporation had 229 registered shareholders in the United States, holding a total of 17,518,070 common shares representing 15% of the total issued and outstanding shares of the Corporation.

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

B.           Related Party Transactions

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During 2008 the Corporation recovered management and consulting fees of $146,150 and general and administration expenses of $82,719 from these companies.

(b)	As at December 31, 2008, there were $29,061 accounts receivable due from companies with certain directors in common.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8.           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 17:

  Report of Independent Registered Public Accounting Firm;

  Consolidated Balance Sheets as at December 31, 2008 and 2007;

  Consolidated Statements of Operations and Deficit and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006;

  Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006; and

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

ITEM 9.           THE OFFER AND LISTING

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

Fiscal Year Ending	High	Low
December 31, 2008	0.27	0.02
December 31, 2007	0.34	0.17
December 31, 2006	0.78	0.27
December 31, 2005	0.69	0.355
December 31, 2004	0.375	0.145

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years of the Corporation on the TSX:

Fiscal 2008	High	Low
First Quarter	0.245	0.135
Second Quarter	0.15	0.085
Third Quarter	0.09	0.04
Fourth Quarter	0.055	0.02

Fiscal 2007	High	Low
First Quarter	0.34	0.26
Second Quarter	0.33	0.24
Third Quarter	0.27	0.18
Fourth Quarter	0.24	0.17

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2009	0.07	0.055
January, 2009	0.07	0.045
December, 2008	0.055	0.02
November, 2008	0.04	0.02
October, 2008	0.05	0.03
September, 2008	0.06	0.03

The common shares of the Corporation also trade on the pink sheets in the United States. The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of Old Bonanza as the predecessor to the Corporation and the Corporation on the pink sheets for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2008	0.28	0.02
December 31, 2007	0.29	0.16
December 31, 2006	0.70	0.23
December 31, 2005	0.60	0.113
December 31, 2004	0.344	0.1099

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of the Corporation on the pink sheets:

Fiscal 2008	High	Low
First Quarter	0.28	0.14
Second Quarter	0.16	0.08
Third Quarter	0.10	0.03
Fourth Quarter	0.05	0.02

Fiscal 2007	High	Low
First Quarter	0.29	0.21
Second Quarter	0.28	0.23
Third Quarter	0.27	0.16
Fourth Quarter	0.26	0.16

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the pink sheets for the last six months:

	High	Low
February, 2009	0.058	0.039
January, 2009	0.06	0.03
December, 2008	0.04	0.02
November, 2008	0.02	0.03
October, 2008	0.06	0.02
September, 2008	0.06	0.03

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

Powers and Functions of Directors

Pursuant to the Corporation’s Articles of Incorporation, a director who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Corporation has entered or proposes to enter, is liable to account to the Corporation for any profit that accrues to the director or senior officer under or as a result of the contract or transaction to the extent provided in the BCA. A director who holds a disclosable interest in such a contract or transaction is not entitled to vote on any director’s resolution to approve the contract or transaction, except in certain limited circumstances (Part 5, Division 3 of the BCA). A director or officer has a disclosable interest in contract or a transaction if: (a) the contract or transaction is material to the Corporation; (b) the Corporation has entered into, or proposes to enter into, the contract or transaction; and (c) either the director or officer has a material interest in the contract or transaction, or is a director or officer of, or has a material interest in, a person who has a material interest in the contract or transaction. The Corporation did not enter into any contract or transaction in which a director or officer had a disclosable interest during fiscal 2008.

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

C.           Material Contracts

The following summary of the employment agreement entered into with Mr. Brian P. Kirwin is not complete and is qualified in its entirety by reference to the full text of such agreement.

Old Bonanza entered into an employment agreement with Mr. Brian P. Kirwin on April 1, 2003 and subsequently on July 1, 2006 the employment agreement was entered into directly with the Corporation and superseded the employment agreements in place with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base salary currently at US$190,000, benefits and bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

Upon Mr. Bonifacio’s resignation as CFO of the Corporation on January 26, 2009, his employment agreement with the Corporation was terminated.

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

On June 7, 2007 the Corporation signed a definitive option agreement with respect to its 100% owned Taurus property whereby Cusac Gold Mines Ltd. (“Cusac”) could acquire 100% of the Taurus property by making certain cash and share payments to the Corporation. On December 19, 2007, as part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac, the Corporation agreed to the assignment to Hawthorne of the definitive option agreement with Cusac. See Item 4.D Taurus Gold Project for further discussion. The option agreement with Cusac and assignment agreement with Hawthorne were previously filed on EDGAR (www.sec.gov) with the Corporation’s Annual Report for the year ended December 31, 2007 as Exhibits 4.8 and 4.9.

On June 21, 2007, the Corporation entered into a letter of intent with Agnico-Eagle Mines Limited (“Agnico-Eagle”), to jointly explore and develop the Northway Property and Agnico-Eagle's adjoining Vezza Property. The letter of intent was replaced by a formal option and joint venture agreement on December 10, 2007. See Item 4.D Northway Project for further discussion. The option and joint venture agreement was previously filed on EDGAR (www.sec.gov) with the Corporation’s Annual Report for the year ended December 31, 2007 as Exhibits 4.10.

On December 22, 2008, the Corporation entered into a Mineral Option Amending Agreement with Hawthorne Gold Corp. (attached as Exhibit 4.11) . On December 31, 2008, the sale of the Taurus Property to Hawthorne was completed and the Corporation received 6.75 million common shares of Hawthorne, representing 12.7% of the issued and outstanding shares of Hawthorne.

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

I.           Subsidiary Information

Not Applicable.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk includes the risk that future cash flows will fluctuate because of changes in market prices, including foreign exchange rates, interest rates, and commodity prices. During 2008, the Corporation’s operating results and cash flows were significantly affected by the weakening of the Canadian dollar during the second half of the year. While management is able to mitigate certain of these risks, the volatility of the markets has created challenges to mitigating the full extent of some of these risks. Foreign exchange rates and interest rates are beyond the control of management and it is reasonably possible market volatility will continue.

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

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008 (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2008.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Corporation conducted an assessment of the effectiveness of the Corporation’s internal controls over financial reporting and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of our Corporation’s registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our Corporation’s registered independent public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only the management’s report in this annual report.

Changes in Internal Control over Financial Reporting

Based on the December 31, 2007 assessment, management identified a material weakness in our internal controls over financial reporting with respect to a lack of expertise in accounting for income taxes and related disclosures in accordance with generally accepted accounting principles. As a result, the Corporation recorded material adjustments related to the accounting for income taxes and disclosure in its financial statements as of and for the year ended December 31, 2007. As a result of this material weakness, we concluded that the Corporation’s internal controls over financial reporting in accounting for income taxes were not effective as of December 31, 2007.

During 2008 management remediated the material weakness by hiring additional accounting resources with respect to accounting for income taxes and related disclosures. These new procedures enabled us to comply with the requirements related to accounting for income taxes and related disclosures.

Other then the changes in internal control over financial reporting related to hiring additional accounting resources described above, there have been no changes during the period covered by this Annual Report in the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

ITEM 16A.         Audit Committee Financial Expert

The Corporation’s Board of Directors has determined that Mr. Robert McKnight fulfills the role of a Financial Expert on the Corporation’s audit committee. Mr. McKnight is “independent” as the term is defined under the applicable rules of the American Stock Exchange. Mr. McKnight has a Master’s in Business Administration and has experience in financial, accounting and taxation matters. Mr. McKnight is the Vice President & Director of Selwyn Resources Ltd., a publicly traded company on the TSX Venture Exchange. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.

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

ITEM 16C.         Principal Accountant Fees and Services

In Canadian Dollars	Year ending December 31, 2008	Year ending December 31, 2007
Audit fees	65,000	78,956
Audit-related fees	Nil	Nil
Tax fees – Canadian	Nil	Nil
Tax fees – US	Nil	Nil
All other fees	Ni	Nil
Total fees billed	65,000	78,956

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

ITEM 16D.         Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during 2008.

ITEM 16F.         Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G.         Corporate Governance

Not Applicable.

PART III

ITEM 17.           FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2008 and 2007

Consolidated Statements of Operations, Comprehensive Loss and Cash Flows, for the fiscal years ended December 31, 2008, 2007, and 2006

Notes to Consolidated Financial Statements

ITEM 18.           FINANCIAL STATEMENTS

See Item 17.

ITEM 19.           EXHIBITS

Exhibit
Number	Description

1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)

2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)

4.1	Employment Agreement for Brian Kirwin.(2)

4.2	Employment Agreement for Giulio Bonifacio. (2)

4.3	Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated December 21, 2004.(2)

4.4	Amendment to Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated February 21, 2005.(3)

4.5	Amended Employment Agreement for Brian Kirwin dated July 1, 2006 (4)

4.6	Amended Employment Agreement for Giulio Bonifacio dated July 1, 2006 (4)

4.7	Amended Employment Agreement for Giulio Bonifacio dated May 1, 2007(5)

Exhibit
Number	Description

4.8	Mineral Property Option Agreement between the Corporation and Cusac Gold Mines Ltd. dated June 7, 2007(5)

4.9	Option Assignment and Amending Agreement among Cusac Gold Mines Ltd., Hawthorne Gold Corp. and the Corporation dated December 19, 2007(5)

4.10	Northway Option Agreement between the Corporation and Agnico Eagle Mines Ltd. dated November 15, 2007(5)

4.11	Mineral Option Amending Agreement between the Corporation and Hawthorne Gold Corp. dated December 22, 2008

8.0	List of Principal Subsidiaries.(1)

11.0	Code of Ethics.(1)

12.1	Section 302 Certification by Chief Executive Officer.

12.2	Section 302 Certification by Chief Financial Officer.

13.1	Section 906 Certification by Chief Executive Officer.

13.2	Section 906 Certification by Chief Financial Officer.

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Form 6-K filed with the SEC on March 8, 2005.

(4)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on March 30, 2007.

(5)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on April 1, 2008.

AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of American Bonanza Gold Corp.

We have audited the accompanying consolidated balance sheets of American Bonanza Gold Corp. ("the Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting under Canadian GAAP for financial instruments in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 20, 2009

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
For the years ended December 31,	2008	2007
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2,650,636	4,266,063
Amounts receivable (note 4)	756,200	1,852,614
Prepaid expenses	102,758	73,236
Marketable securities (note 5)	2,734,504	167,858

	6,244,098	6,359,771

RECLAMATION BOND	20,000	22,000

MINERAL PROPERTIES (note 6)	50,877,071	54,551,224

OFFICE EQUIPMENT, net	26,300	30,366

	57,167,469	60,963,361

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	517,837	396,613

ASSET RETIREMENT OBLIGATION (note 12)	34,539	32,816

FUTURE INCOME TAXES (note 13)	1,186,811	1,197,375

	1,739,187	1,626,804
SHAREHOLDERS’ EQUITY
Share capital (note 7)	59,772,749	60,087,914
Contributed surplus (note 7)	6,040,091	5,943,972
Accumulative other comprehensive income (loss) (note 8)	95,286	(99,311)
Deficit	(10,479,844)	(6,596,018)

	55,428,282	59,336,557

	57,167,469	60,963,361

NATURE OF OPERATIONS (note 1)
COMMITMENTS (notes 6 and 10)
SUBSEQUENT EVENTS (note 16)

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
For the years ended December 31,	2008	2007	2006
	$	$	$

EXPENSES (INCOME)
General and administrative (note 9)	876,202	1,046,378	1,079,642
Stock-based compensation (note 7)	96,119	459,800	748,300
Exploration	134,205	111,467	466,320
Business development	149,818	67,995	187,531
Foreign exchange	8,138	19,964	6,341
Amortization	11,853	11,073	10,575
Interest and accretion of asset retirement obligation	1,723	1,637	26,965
Write-down of mineral properties (note 6)	2,075,404	-	79,283
Loss on mineral property disposal (note 6)	977,782	-	-
Interest income	(112,140)	(134,163)	(214,474)

	4,219,104	1,584,151	2,390,483

LOSS FOR THE YEAR BEFORE INCOME TAXES	(4,219,104)	(1,584,151)	(2,390,483)

INCOME TAXES RECOVERY (note 13)	335,278	637,694	649,777

LOSS FOR THE YEAR	(3,883,826)	(946,457)	(1,740,706)

DEFICIT, beginning of year	(6,596,018)	(5,649,561)	(3,908,855)

DEFICIT, end of year	(10,479,844)	(6,596,018)	(5,649,561)

LOSS PER COMMON SHARE
Basic and diluted	(0.03)	(0.01)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES	115,662,976	100,958,861	96,280,740

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Canadian Dollars)
For the years ended December 31,	2008	2007	2006
	$	$	$

LOSS FOR THE YEAR	(3,883,826)	(946,457)	(1,740,706)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain/(loss) on available-for-sale marketable
securities, net of tax (note 8)	194,867	(154,642)	-

COMPREHENSIVE LOSS FOR THE YEAR	(3,688,959)	(1,101,099)	(1,740,706)

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
For the years ended December 31,	2008	2007	2006
	$	$	$

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(3,883,826)	(946,457)	(1,740,706)
Items not affecting cash
Stock-based compensation	96,119	459,800	748,300
Amortization	11,853	11,073	10,575
Accretion of asset retirement obligation	1,723	1,637	1,555
Write-down of mineral properties	2,075,404	-	79,283
Loss on mineral property disposal	977,782	-	-
Future income taxes	(335,278)	(637,694)	(649,777)
	(1,056,223)	(1,111,641)	(1,550,770)
Changes in non-cash operating accounts
Amounts receivable	1,096,414	(375,181)	(551,784)
Prepaid expenses	(29,522)	15,648	(5,070)
Accounts payable and accrued liabilities	121,224	(371,098)	(510,430)
	131,893	(1,842,272)	(2,618,054)
INVESTING ACTIVITIES
Mineral properties	(3,725,264)	(3,886,599)	(4,096,242)
Taurus option payment received net of costs (note 6)	1,983,731	1,000,000	-
Refund of reclamation bond	2,000	-	-
Office equipment	(7,787)	(3,360)	(23,288)
	(1,747,320)	(2,889,959)	(4,119,530)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	-	2,848,289	7,473,689

INCREASE (DECREASE) IN CASH	(1,615,427)	(1,883,942)	736,105
CASH AND CASH EQUIVALENTS, beginning of year	4,266,063	6,150,005	5,413,900

CASH AND CASH EQUIVALENTS, end of year	2,650,636	4,266,063	6,150,005

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	77,122	218,231	-
Interest received	112,140	134,163	214,474
Income taxes paid	-	-	-

Non-cash financing and investing transactions:
Common shares received as option payment (note 6)	2,362,500	300,000	-
Common shares issued for share subscriptions previously
received (note 8)	-	-	300,000
Future income tax liability and share issue costs incurred
on renouncement of exploration expenditures (note 8)	315,165	-	943,803

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Corporation will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Corporation to reduce operations.

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

(a)

Effective January 1, 2008, the Corporation has adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA). The new standards and accounting policy changes are as follows:

		(i)	Assessing going concern

Effective January 1, 2008, the Corporation adopted the amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. This amended section includes requirements for management to assess and disclose an entity’s ability to continue as a going concern, and if applicable, management’s plans to address any going concern issues. The adoption of this standard has no material impact on the Corporation’s financial statements.

		(ii)	Capital disclosure

Effective January 1, 2008, the Corporation adopted the new ClCA Handbook Section 1535 "Capital Disclosures". The objective of this new standard is to disclose information concerning the Corporation's capital and how it is managed as well as any externally imposed capital requirements. The adoption of this standard had no effect on the Corporation's financial position, operations or cash flows. Disclosure relating to this standard is included in note 14.

		(iii)	Financial Instruments

On January I, 2008 the Corporation adopted the new ClCA Handbook Sections 3862 "Financial Instruments - Disclosures" and 3863 "Financial Instruments - Presentation". The objective of these disclosure standards is to provide information about the significance of financial instruments to the Corporation’s financial position and performance, the nature and extent of risks arising from financial instruments to which the Corporation is exposed and how the Corporation manages those risks. Disclosures relating to these standards are included in note 14.

		(iv)	Recent Accounting Pronouncements

(a) ClCA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the ClCA issued new ClCA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing ClCA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS") and U.S. GAAP. The effective date of adopting this standard for the Corporation is January 1, 2009. This standard is not expected to impact the Corporation's financial statements.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

(b)	Adoption of International Financial Reporting Standards

The ClCA's Accounting Standards Board has announced that Canadian publicly accountable enterprise will adopt IFRS as issued by the International Accounting Standards Board effective January 1, 2011. The Corporation is in the process of developing a plan for the implementation of IFRS and will assess the impact of the differences in accounting standards on the Corporation's consolidated financial statements. The Corporation expects to make changes to processes and systems before the 2011 fiscal year, in time to enable the Corporation to record transactions under IFRS, including previous years financial statements presented for comparative purposes in the 2011 financial year.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the measurement principles of which materially conform with those established in the United States of America, except as explained in note 15.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries:

-	American Bonanza Gold Mining Corp;
-	Bonanza Gold Inc., which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation);

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (Taurus), Fairstar Explorations Inc. (Fairstar) and 0710882 B.C. Ltd., which closed on March 30, 2005, the Corporation acquired 100% of the issued and outstanding shares of Bonanza (common control transaction) and Taurus. The Corporation also acquired Fairstar’s 38% interest in the Fenelon gold project and its option to acquire interests in the Casa Berardi gold properties in Quebec by acquiring 100% of the shares of 0710882 B.C. Ltd.

All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates and assumptions relate to the determination of the recoverability of mineral property deferred costs, amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities

Marketable securities are classified as available for sale and are carried at the fair value based upon quoted market prices. Changes in fair value are included in other comprehensive income, unless a loss is other than temporary, in which case the loss is charged to operations. Prior to January 1, 2007, marketable securities were valued at the lower of original cost and fair value.

Mineral properties, deferred exploration costs and government assistance

Costs related to mineral activities, which include the investigation, acquisition, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the property is placed in production, is sold or abandoned or determined to be impaired. Where exploration activities are conducted jointly with others, only the Corporation’s proportionate cost in the related mineral projects is included in the financial statements. These deferred expenditures are amortized on a units-of-production basis over the estimated useful life of the property based upon proven and probable reserves following commencement of production or written off if the property is abandoned, sold or determined to be impaired. If no exploration activity occurs on properties over a three-year period, there is a presumption of impairment under existing accounting guidelines.

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

Option payments received on mineral properties are credited against previous capitalized costs.

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

Financial instruments

Commencing January 1, 2007, the Corporation classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income, unless a loss is

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

other than temporary, in which case the loss is charged to operations. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

The Corporation has classified its cash and cash equivalents as held for trading and therefore measures them at fair market value, with the unrealized gain or loss recorded in income. The amounts receivable has been classified as loans and receivable and accounts payable and accrued liabilities are classified as other liabilities.

The Corporation has classified its marketable securities as available-for-sale securities and therefore carries them at fair value, with unrealized gains or losses recorded in shareholders’ equity as a component of other comprehensive income unless a decline in fair value is other than temporary, in which case such accumulated loss would be recognized in income. These amounts will be reclassified from other comprehensive income to net income when they are realized. Prior to January 1, 2007, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $12,300 increase in the carrying value of marketable securities as at January 1, 2007, representing the aggregate cumulative unrealized gain at that time as disclosed in note 8.

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term to maturity.

Comprehensive Income

Comprehensive income its the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. The Corporation reports a consolidated statement of comprehensive loss and accumulated other comprehensive income (loss) in the shareholders’ equity section of the consolidated balance sheet. The components includes unrealized gains and losses on securities classified as available-for-sale and foreign currency translation adjustments on self-sustaining foreign operations. The components of accumulated other comprehensive loss for the year ended December 31, 2008 are disclosed in notes 5 and 8.

Foreign exchange gains and losses existing from the translation of the financial statements of the Corporation’s formerly determined self-sustaining foreign operations, previously recorded as a separate component of shareholders’ equity, are now presented in accumulated other comprehensive income (loss).

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

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Segmented information

The Corporation conducts its business in a single operating segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in Canada and in the United States as detailed in note 6.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2008	2007
	$	$

Goods and services tax	8,956	36,633
Quebec sales tax	28,238	13,404
Interest receivable	2,991	9,592
Mining duties and refundable tax credits receivable	686,954	1,747,876
Other	29,061	45,109

	75	1,852,614

Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

5.	MARKETABLE SECURITIES

	December 31, 2008
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Bayswater Uranium	2,925	10,200	(7,275)
- Hawthorne Gold Corp.	2,731,579	2,662,500	69,079

	2,734,504	2,672,700	61,804

	December 31, 2007
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Northern Canadian Minerals Inc.	29,700	10,200	19,500
- Hawthorne Gold Corp.	138,158	300,000	(161,842)

	167,858	310,200	(142,342)

During the year ended December 31, 2008, the Corporation recorded an unrealized gain of $204,146 (2007 – loss $154,642) on marketable securities in other comprehensive loss.

On June 21, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (“Cusac”) upon the execution of the option agreement as described in Note 6(b)(ii). The shares were valued as $300,000 based on quoted market value of the shares. In April, 2008 Cusac and Hawthorne Gold Corp. (“Hawthorne”) merged whereby holders of Cusac common shares received one Hawthorne common share in exchange for 19 common shares of Cusac. Subsequent to the merger, the Corporation therefore held 78,947 shares of Hawthorne. On December 30, 2008 the Corporation received an additional 6,750,000 common shares from Hawthorne which was valued at $2,362,500 based on the quoted market price on that date. At December 31, 2008, the Hawthorne common shares fair value was $2,731,579.

6.	MINERAL PROPERTIES

Project	2008	2007
	$	$

Copperstone (a)	27,315,717	24,938,311
Fenelon (b(i))	15,509,685	14,768,533
Taurus Gold (b(ii))	-	5,324,013
Gold Bar (c)	200,000	1,062,471
Northway (b(iii))	4,626,469	4,223,809
Martiniere (b(iii))	3,225,200	3,129,259
Northshore (b(iv))	-	914,286
Other (d)	-	190,542
	50,877,071	54,551,224

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

6.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2008:

									Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Northway	Martiniere	Northshore	Other	2008	2007
	$	$	$	$	$	$	$	$	$	$

Balance, beginning of period	24,938,311	14,768,533	5,324,01	1,062,471	4,223,809	3,129,259	914,286	190,542	54,551,224	51,964,625

Decline, drilling and underground support	1,187,49	187,		-	-	-	-	-	1,374,53 4	2,240,208
Geological consulting and related	658,	258,		3,986	34,442	38,262	16,869	-	1,011,300	1,066,121
Assaying	64			-	-	-	15,206	-	79,358	242,153
Engineering/environmental	24			-	-	47,946	-	-	72,520	-
Advance royalty payment	30			-	-	-	-	-	30,600	-
BLM land payments/permit, licenses	86	28		14,328	-	2,800	2,648	24,422	159,374	192,141
Property acquisition and related				-	-	-	27,550	-	27,550	244,380
Computer and related	40,99			-	-	-	-	-	40,996	64,125
Site maintenance and camp:
Utilities and power	25			-	-	-	-	-	25,029	23,471
Property caretakers	93,89	93		-	-	-	-	-	186,948	162,209
Equipment and truck rental	98	16		-	-	4,123	850	-	120,138	419,764
Telephone		13		-	-	-	-	-	14,528	16,876
Maintenance, supplies, other	65	133,		-	3,536	1,133	2,246	-	205,606	184,258
Joint venture payment				-	357,525	-	-	-	357,525	11,022
Accrued government
subsidies/repayments		10		-			-	-	19,258	(982,469)
Write-down of mineral properties				(880,785)	-	-	(979,655)	(214,964)	(2,075,404)	-
Loss on sale of Taurus property (note
6(b)(ii))			(977,78	-	-	-	-	-	(977,782)
Option agreement (note 6(b)(ii))			(4,346,231)	-	-	-	-	-	(4,346,231)	(1,297,660)

	2,377,40	741,	(5,324,013)	(862,471)	402,660	95,941	(914,286)	(190,542)	(3,674,153)	2,586,599

Balance, end of period	27,315,717	15,509,685		200,000	4,626,469	3,225,200	-	-	50,877,071	54,551,224

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

6.	MINERAL PROPERTIES (continued)

(a) Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

The Corporation is required to pay to a third party $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of three percent from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5% net profits royalty from the D- Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required property payments were made with respect to the Copperstone project as of December 31, 2008 and the claims held are in good standing until August 2009.

(b) Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of precious metals properties located in Canada. Taurus’ principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

(i) Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (Cyprus) and International Taurus Resources Inc. (Taurus) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 6(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

As at December 31, 2008, the remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’ 62% ownership in the Fenelon property and Cyprus’ interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

6.	MINERAL PROPERTIES (continued)

(b)(i) Fenelon Project, Quebec (continued)

Upon making the final US$150,000 installment, the Corporation would own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon project is payable to Stonegate Management Limited.

(b)(ii) Taurus Gold Project, British Columbia

The Corporation held a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims. Ten claim units are subject to a 2.5% net smelter royalty payable to Sable Resources Ltd.

On June 27, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac.

On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 cash option payments, respectively and incurred related legal costs of $16,269 in 2008.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price, and the Corporation recognized a loss on property disposal of $977,782.

(b)(iii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 6(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the Cyprus Properties). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, Taurus must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 6(b)(i). Once these payments are made, Cyprus is to relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

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

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

6.	MINERAL PROPERTIES (continued)

During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000. As of December 31, 2007 the Corporation had paid the final $75,000 instalment and received the 25% interest.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico- Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The agreement provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must incur $1,699,500 in exploration expenditures on the Northway property over a three year period ending November 15, 2010 and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture for an operator’s fee.

The Corporation has agreed to fund $160,500 in exploration expenditures on the Northway project during the first year of the Agnico-Eagle option, and a total of $555,000 during the remaining two years. Failure by the Corporation to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the Northway properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. If Agnico-Eagle fails to contribute their projected expenditures, they will not acquire any interest in the Northway property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by a further 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000.

(b)(iv) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of this property of $979,655.

(c) Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project as of December 31, 2008 and the claims held are in good standing until August 2009. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon on management’s current plans with respect to the property.

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

6.	MINERAL PROPERTIES (continued)

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

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of the Oatman, Belmont, Hassayampa and Vulture properties totalling $214,964 as no exploration activity has occurred on these properties in recent years. This write-down is required to comply with existing accounting guidelines. During the year ended December 31, 2006, the Corporation wrote-off the carrying value of the Oatman property and its Socorro property totalling $79,283 as no exploration activity had occurred in over three years.

7.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

Issued	Number of
	Common
	Shares	Amount
		$

Balance, December 31, 2005	85,317,476	51,124,817

Shares issued for:
Private placements	14,800,000	8,140,000
Share subscription received	500,000	300,000
Warrant exercise	11,500	6,440
Share issue costs on flow-through renunciation (see below)	-	(943,803)
Share issue costs	-	(672,751)

Balance, December 31, 2006	100,628,976	57,954,703

Shares issued for:
Share issue costs on flow-through renunciation (see below)	-	(681,978)
Private placement	15,034,000	3,006,800
Share issue cost	-	(191,611)

Balance, December 31, 2007	115,662,976	60,087,914

Share issue cost on flow-through renunciation (see below)	-	(315,165)

Balance, December 31, 2008	115,662,976	59,772,749

During the year ended December 31, 2005, the Corporation reduced its share capital by $18,683,952 to eliminate its accumulated deficit at closing of the Arrangement (note 3).

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 non-flow through units at a price of $0.45 per unit totaling $714,600. Each unit consisted of one common share of the Corporation

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

7.	SHARE CAPITAL (continued)

and one half of one common share purchase warrant. Each whole warrant was exercisable to acquire a further common share at $0.56 per share until February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Company (the “Agents”) received a cash commission equal to 7% of the proceeds of the offering. The Agents also received warrants (the "Agent’s Warrants") to acquire such number of common shares as is equal to 7% of the number of flow through shares totaling 572,180 warrants and 7% of the number of non- flow through units sold totaling 166,740 warrants. Each Agent’s Warrant was exercisable until August 5, 2007, at a price of $0.45 per common share, as applicable.

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it has agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006. The proceeds were fully collected in 2006.

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

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit was comprised of one common share and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 up to November 30, 2007.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for 1,036,000 non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants were exercisable at a price of $0.65 per share up to November 30, 2007.

During the first quarter of 2007, exploration expenditures relating to flow-through shares totalling $4,070,000 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes. The Corporation recorded a future income tax liability of $681,978 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

On December 19, 2007 the Corporation completed a private placement of 3,267,000 units through Dundee Securities Corporation (the “Agent”), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consisted of two common shares, one which was designated as a “flow-through share” for the purposes of the Income Tax Act (Canada) and one which was not designated as a flow through share, and one half of one transferable common share purchase warrant, with each full warrant entitling the holder to acquire one common share at a price of $0.30 per share until June 19, 2009.

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

All securities issued in connection with the private placement were subject to four month hold period which expired on April 19, 2008. The proceeds from this financing were used primarily to fund ongoing exploration at the Corporation’s Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

7.	SHARE CAPITAL (continued)

On December 31, 2007, the Corporation entered into a non-brokered private placement and received total proceeds of $1,000,000 to which it agreed to issue 2,500,000 units with the same term as the December 19, 2007 financing.

During 2008, exploration expenditures relating to flow-through shares totalling $1,503,400 were renounced resulting in the Corporation recording a future tax liability of $315,165 with the offset charged to share issue costs.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

As at December 31, 2008, the Corporation has stock options outstanding to acquire an aggregate of 4,335,000 common shares to directors, officers, employees and consultants exercisable at between $0.07 and $0.22 per share exercisable at varying times up until August 6, 2013.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2005	7,000,000	$0.86
Cancelled	(725,000)	$0.97
Granted	3,055,000	$0.59

Balance, December 31, 2006	9,330,000	$0.78
Expired	(1,165,000)	$0.56
Cancelled	(2,312,500)	$0.71
Granted	3,350,000	$0.24

Balance, December 31, 2007	9,202,500	$0.61

Expired	(390,000)	$1.21
Cancelled	(6,862,500)	$0.68
Granted	2,385,000	$0.07

Balance, December 31, 2008	4,335,000	$0.14

On May 26, 2008 and December 17, 2008, the Company cancelled a total of 5,752,500 options held by certain officers and directors with exercise prices significantly above market prices for nominal consideration.

The following table summarizes stock options outstanding and exercisable at December 31, 2008:

Number of
Options	Exercise Price	Expiry Date

2,150,000	$0.22	November 6, 2012
2,185,000	$0.07	August 6, 2013

4,335,000

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

7.	SHARE CAPITAL (continued)

During the twelve months ended December 31, 2008, under the fair value based method, $96,119 (20007 – $459,800; 2006 - $748,300) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007	2006

Risk free interest rate	3.06%	4.55%	4.20%
Expected dividend yield	0%	0%	0%
Stock price volatility	78%	79%	85%
Expected life of options	5.0 years	4.1 years	4.3 years

The weighted average fair value of options granted during the twelve months ended December 31, 2008 was $0.04 (2007 - $0.15; 2006 - $0.27) .

At December 31, 2008, the Corporation has outstanding common share purchase warrants (warrants) to acquire an aggregate of 4,281,220 common shares outstanding.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$

Balance, December 31, 2005	7,675,786	1.27
Exercised	(11,500)	0.56
Expired	(5,542,866)	1.45
Warrants issued on financing	4,736,000	0.65

Balance, December 31, 2006	6,857,420	0.69
Expired	(1,283,340)	0.94
Warrants issued on financing	4,281,220	0.30

Balance, December 31, 2007	9,855,300	0.32
Expired	(5,574,080)	0.34

Balance, December 31, 2008	4,281,220	0.30

The following table summarizes warrants outstanding and exercisable at December 31, 2007:

Number of
warrants	Exercise Price	Expiry Date

3,031,220	$0.30	June 19, 2009
1,250,000	$0.30	June 30, 2009

4,281,220

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

7.	SHARE CAPITAL (continued)

Warrants (continued)

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date was extended from November 30, 2007 to June 2, 2008.

Contributed Surplus

The following summarizes contributed surplus activity:

2007
$

Balance, December 31, 2005	4,702,772
Stock-based compensation	748,300
Balance, December 31, 2006	5,451,072
Valuation of agent compensation warrants	33,100
Stock-based compensation	459,800

Balance, December 31, 2007	5,943,972
Stock-based compensation	96,119
Balance, December 31, 2008	6,040,091

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

2008
$

Opening balance on adoption of new accounting standard on January 1, 2007:
- Unrealized gain on available-for-sale marketable securities (note 5)	12,300
- Foreign currency translation adjustment	43,031
Other comprehensive loss for the year - unrealized loss on available-for-sale securities	(154,642)

Accumulated other comprehensive loss at December 31, 2007	(99,311)
Other comprehensive income for the year - unrealized gains on available-for-sale securities,
net of tax of $9,549	194,597

Accumulated other comprehensive income at December 31, 2008	95,286

The components of other accumulated comprehensive income are:

			On adoption
	December 31,	December 31,	January 1,
	2008	2007	2007
			(note 2)
	$	$	$

Currency translation adjustment	43,031	43,031	43,031
Unrealized gain(loss) on Bayswater Uranium	(7,275)	19,500	12,300
Unrealized gain(loss) on Hawthorne Gold, net of tax	59,530	(161,842)	-

	95,286	(99,311)	55,331

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2008	2007	2006
	$	$	$

Management fees, consulting and salaries	335,877	390,901	394,911
Office and administration	113,922	123,878	43,707
Legal and accounting	104,700	169,582	141,432
Insurance	94,867	83,631	97,033
Public company expenses	226,836	278,386	402,559

	876,202	1,046,378	1,079,642

10.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2010 for office premises in Vancouver in the amount of $47,220 per year and for office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6(a).

11.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During 2008 the Corporation recovered management and consulting fees of $146,150 (2007 – $131,667; 2006 - $74,120) and general and administration expenses of $82,719 (2007 – $78,333; 2006 - $87,500) from these companies.

(b) As at December 31, 2008, there were $29,061 (2007 - $21,703; 2006 - $3,291) accounts receivable due from companies with certain directors in common.

12.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consists of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next 8 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2008 is $34,539 (2007 - $32,816). The undiscounted value of this liability is $45,000 (2007 - $45,000). An accretion expense component of $1,723 (2007 - $1,637, 2006 - $ nil) has been charged to operations in 2008 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

13.	INCOME TAXES

(a) Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	$	$	$

Combined federal and provincial tax rates at the expected rate of			(815,633)
31.0% (2007 – 34.1%, 2006 - 34.1%)	(1,307,922)	(540,512)
Permanent differences	29,797	260,676	172,119
Change in valuation allowance	1,332,561	(489,026)	(340,086)
Future tax recovery resulting from reduction in statutory rate and
expiry of loss carry-forwards and other	(389,714)	131,168	333,823

Recovery of income taxes	(335,278)	(637,694)	(649,777)

The Corporation has Canadian tax loss carry forwards of approximately $8.2 million as at December 31, 2008. The non-capital losses can offset future income for tax purposes which expire between 2009 and 2028. In addition, the Corporation has approximately $58.4 million of resource pools in Canada and $1.7 million in the United States as at December 31, 2008, which can be utilized to be deducted against future resource profits.

The income tax recovery for the years ending December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	$	$	$
Current	-	-	-
Future tax recovery	335,278	637,694	649,777

	335,278	637,694	649,777

(b)        Significant components of the Corporation’s future income tax assets and liabilities are as follows:

	2008	2007
	$	$
Future income tax assets:
Tax loss carry forwards	3,504,357	2,977,000
Book and tax base differences on resource properties	2,511,804	2,196,000
Share Issue costs	40,812	59,000
Book and tax base differences on office equipment	37,677	31,000
Asset retirement obligation	8,980	-

	6,103,630	5,263,000

Valuation allowance	(3,809,318)	(2,476,757)
Future income tax assets	2,294,312	2,786,243
Future tax liabilities:
Mineral properties	(3,481,123)	(3,983,618)

Net future income tax liabilities	(1,186,811)	(1,197,375)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

14.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Financial risk factors

The Corporation manages its exposure to financial risks, including foreign exchange risk and interest rate risk, based on a framework to protect itself against adverse rate movements. All transactions undertaken are to support the Corporation’s ongoing business and the Corporation does not acquire or issue derivative financial instruments for trading or speculative purposes. The Corporation’s Board of Directors oversees management’s risk management practices.

The Corporation’s activities are exposed to financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

	a)	Market risks

		i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other current financial assets and liabilities are not exposed to interest rate risk because of their short-term nature or being non-interest bearing.

		ii)	Currency risk

The Corporation is exposed to currency fluctuations in the acquisition of foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gain or losses on foreign exchange. Based on the balance in foreign currencies as at December 31, 2008, a variance in foreign currency exchange rate of 1% would not have a significant impact on the Corporation’s financial statements.

As of December 31, 2008, the Corporation held the following US$ financial instruments:

US$
Cash and cash equivalents	-
Accounts payable	(137,967)

(137,967)

Effect of 1% variation on US exchange:	(1,380)

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalent and amounts receivable. The Corporation has reduced its credit risk by investing its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank. Also, as the majority of its receivables are with the governments of Quebec and Canada in the form of sales tax receivables and government’s incentives, the credit risk is considered minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. At of December 31, 2008, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments in the next fiscal year. The Corporation handles liquidity risk through the management of its capital structure.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

14.	FINANCIAL INSTRUMENT AND MANAGEMENT OF CAPITAL

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short-term business requirements. The Corporation is not subject to externally imposed capital requirements.

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (SEC) that result in material measurement differences from Canadian GAAP are as follows:

Reconciliation

The effect of measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

(i)	Assets

	2008	2007
	$	$

Total assets, under Canadian GAAP	57,167,469	60,963,361
Adjustment for mineral properties land use and deferred
exploration costs (note 15(a))	(28,883,821)	(25,954,161)

Total assets, under US GAAP	28,283,648	35,009,200

(ii)	Liabilities

	2008	2007
	$	$

Total liabilities, under Canadian GAAP	1,739,187	1,626,804
Adjustment for flow-through shares (note 15(i))	-	50,170
Adjustment for income taxes related to mineral properties
(note 15(a)) and flow-through shares (note 15(i))	(848,608)	(868,721)

Liabilities, under US GAAP	890,579	808,253

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

Reconciliation (continued)

(iii)	Deficit

	2008	2007
	$	$

Deficit, under Canadian GAAP	(10,479,844)	(6,596,018)
Adjustment for mineral properties land use and deferred
exploration costs (note 15(a))	(29,219,099)	(25,954,161)
Stock-based compensation (note 15(b))	2,874,967	2,874,967
Elimination of accumulated deficit (note 15(g))	(18,683,952)	(18,683,952)
Adjustment for flow-through shares (note 15(i))	1,017,110	966,940

Deficit, under US GAAP	(54,490,818)	(47,392,224)

(iv)	Share capital

	2008	2007
	$	$

Share capital, under Canadian GAAP	59,772,749	60,087,914
Elimination of share capital on deficit elimination
(note 15(g))	18,683,952	18,683,952
Adjustment for flow-through shares (note 15(i))	166,776	(148,389)
Reclassification of warrant value to contributed surplus
(note 15(j))	(75,170)	(75,170)

Share capital, under US GAAP	78,548,307	78,548,307

(v)	Contributed surplus

	2008	2007
	$	$

Contributed surplus, under Canadian GAAP	6,040,091	5,943,972
Stock-based compensation (note 15(b))	(2,874,967)	(2,874,967)
Warrant value (note 15(j))	75,170	75,170

Contributed surplus, under US GAAP	3,240,294	3,144,175

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

Reconciliation (continued)

(vi)	Net loss and loss per share for the year

	Years ended December 31
	2008	2007	2006
	$	$	$

Loss for the year, under Canadian
GAAP	(3,883,826)	(946,457)	(1,740,706)
Adjustment for mineral property land
use and deferred exploration costs
(note 15(a))	(3,264,938)	(2,586,599)	(4,016,959)
Adjustment for income taxes related to
mineral properties adjustments 15(i)	50,170	1,076,717	(109,777)

Loss for the year, under US GAAP	(7,098,594)	(2,456,339)	(5,867,442)
Other comprehensive income (loss):
Unrealized gain (loss) on available-
for-sale marketable securities	194,867	(154,642)	(300)

Comprehensive loss, under US GAAP	(6,903,727)	(2,610,981)	(5,867,742)
Weighted average number of common
shares outstanding under US GAAP,
basic and diluted	115,662,976	100,958,861	96,280,740
Basic and diluted loss per share, under
US GAAP	(0.06)	(0.02)	(0.06)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

Reconciliation (continued)

(vii)	Statement of Cash Flows

Cash provided by (used in) operating activities

	Years ended December 31
	2008	2007	2006
	$	$	$

Cash provided by (used in) operating
activities, under Canadian GAAP	131,893	(1,842,272)	(2,618,054)
Adjustment for mineral properties and
deferred exploration (note 15(a))	(3,725,264)	(2,886,599)	(4,096,242)
Cash used in operating activities, under
US GAAP	(3,593,371)	(4,728,871)	(6,714,296)

Cash provided by (used in) investing
activities, under Canadian GAAP	(1,747,320)	(2,889,959)	(4,119,530)
Adjustment for mineral properties and
deferred exploration (note 15(a))	3,725,264	2,886,599	4,096,242
Cash provided by (used in) investing
activities, under US GAAP	1,977,944	(3,360)	(23,288)

Cash provided by financing activities,
under Canadian GAAP	-	2,848,289	7,473,689
Change in restricted cash from
issuance of flow-through shares
(note 15(i))	-	1,689,253	269,857
Cash provided by financing activities,
under US GAAP	-	4,537,542	7,743,546

Cash and cash equivalents, end of
year, Canadian GAAP	2,650,636	4,266,063	6,150,005
Restricted cash from issue of flow-
through shares (note 15(i))	-	(1,271,275)	(2,960,528)
Cash and cash equivalents, end of year,
US GAAP	2,650,636	2,994,788	3,189,477

Notes to US GAAP Reconciliation:

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

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(a)	Mineral properties and deferred exploration costs (continued)

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

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Corporation continued to measure compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock-based compensation as prescribed by APB Opinion No. 25 and related interpretations until January 1, 2005. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors is equal to or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors resulted in no compensation expense for US GAAP purposes for any of the periods presented.

The Corporation adopted the fair value based method of accounting for employee stock-based compensation under US GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, the Corporation recognized employee stock-based compensation prospectively beginning January 1, 2005 as if the fair value method had been used for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years were not restated and no cumulative adjustment was required upon adoption.

In accordance with one of the transitional options permitted under amended CICA Handbook Section 3870, during the year ended December 31, 2004 the Corporation adopted and retroactively applied the fair value based method under Canadian GAAP for employee and director stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, under Canadian GAAP was to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004. For US GAAP purposes, no adjustment would be made as the Corporation continued to follow the intrinsic value method until January 1, 2005.

Under SFAS 123, stock options granted to non-employees for services rendered to the Corporation are required to be accounted for using the fair value method as compensation cost and charged to operations as the services are performed and the options are earned. This method is similar to the Canadian standard adopted as of January 1, 2002 for awards granted on or after January 1, 2002.

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123R, Share Based Payment for all employee equity classified awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested awards outstanding as of the effective date, compensation is recognized based upon the grant date fair value determined under SFAS 123. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required and no differences existed in accounting for stock-based compensation between Canadian and US GAAP in 2006 and 2007.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(c)	Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, Accounting for Investments in Debt and Equity Securities (SFAS 115) requires that the Corporation’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s marketable securities are presented at lower of cost or market value before January 1, 2007 under Canadian GAAP. Upon adoption of CICA Handbook Section 3855 on January 1, 2007 (note 3), there are no prospective differences between Canadian and US GAAP in the accounting for marketable securities.

	(d)	Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (SFAS 130) Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2007, 2006 and 2005, comprehensive loss equals the loss for the year. Upon adoption of CICA Handbook Section 1530 on January 1, 2007 (note 3), there are no prospective differences between Canadian and US GAAP in reporting and displaying comprehensive income.

	(e)	Exploration stage company

Pursuant to US GAAP and the guidance of the SEC, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

	(f)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

	(g)	Elimination of accumulated deficit

During the year ended December 31, 2005, the Corporation reduced its share capital by $18,683,952 to eliminate its accumulated deficit at closing of the Arrangement (note 8).

As it was not necessary to revalue the assets of the Corporation in order to effect this reduction, all conditions necessary under US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

	(h)	Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the information presented.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(h)	Income taxes (continued)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s 2007 fiscal year end. The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

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

For US GAAP, the amount received by the Corporation on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Corporation renounces the qualified expenditures. As at December 31, 2008, total flow-through share fair value premiums liabilities were nil – (2007 - $50,170) under US GAAP.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of US GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with US GAAP. As at December 31, 2008, unexpended flow-through funds were nil (2007 - $1,271,275; 2006 - $2,960,528).

	(j)	Unit offerings

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments. Under US GAAP, the Corporation is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified. The fair value of the share purchase warrants was determined using the Black-Scholes method based on the following factors:

	2007	2006

Risk-free interest rate	3.75%	4.18%
Expected dividend yield	0%	0%
Stock price volatility	50.5%	87.0%
Expected life of options	1.5 years	1.5 years

The weighted average fair value of warrants granted during the year ended December 31, 2007 was $0.02 (2006 - $0.12) per warrant.

Under US GAAP, share capital would be reduced and contributed surplus would be increased by $75,170 at December 31, 2007 (2006 - $862,953) respectively, to reflect the relative fair values of the shares and warrants.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(k)	Recent adopted accounting standards

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The adoption of this standard did not have a significant effect on the Corporation’s results of operations or financial position.

(ii)

In February, 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Retrospective application to fiscal years preceding the effective date (or early adoption date) is prohibited. The adoption of this standard did not have a significant effect on the Corporation’s results of operations or financial position.

	(l)	Impact of recently issued accounting standards

(i)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation does not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

		(ii)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

			•	all business acquisitions would be measured at fair value
			•	most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)
•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for business combination transactions occurring in periods beginning on or after December 15, 2008. The Corporation not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2008, 2007 and 2006

16.	SUBSEQUENT EVENT

Subsequent to December 31, 2008, 3,995,000 stock options were granted to employees and consultants at an exercise price of $0.085 expiring March 19, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date: March 31, 2009