Form 20-F
period 2009-12-31
American Bonanza Gold Corp.
filed 2010-04-01
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Commission File No.: 000-29916

AMERICAN BONANZA GOLD CORP.
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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of
December 31, 2009: 118,245,889 Common Shares

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post
such files). Yes [   ]    No [   ]

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

(C$)
	2009	2008	2007	2006	2005
Average Rate During Period	1.1373	1.0693	1.0665	1.1307	1.2116

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

(C$)
	Feb/10	Jan/10	Dec/09	Nov/09	Oct/09	Sep/09
High Rate	1.0734	1.0657	1.0713	1.0742	1.0843	1.1034
Low Rate	1.0420	1.0260	1.0400	1.0458	1.0289	1.0606

On December 31, 2009, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.0461 CDN.

On March 22, 2010, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.0193 CDN.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Corporation for, and as of the end of, each of the last five fiscal years ended December 31, 2009. The financial information is derived from the consolidated financial statements of the Corporation and is presented in Canadian dollars. The consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 were audited by KPMG LLP, Chartered Accountants (see Item 17).

The selected consolidated financial information presented below should be read in conjunction with the audited consolidated financial statements of the Corporation included elsewhere herein.

	For the Year Ended December 31,

	2009	2008	2007	2006	2005
	$	$	$	$	$
Net loss (Canadian GAAP)	(11,041,089)	(3,883,826)	(946,457)	(1,740,706)	(4,215,960)
Net loss per share (Canadian GAAP)	(0.09)	(0.03)	(0.01)	(0.02)	(0.06)
Net loss (U.S. GAAP)	(10,055,195)	(7,098,594)	(2,456,339)	(5,867,442)	(10,076,457)
Net loss per share (U.S. GAAP)	(0.09)	(0.06)	(0.02)	(0.06)	(0.14)
Weighted average number of shares	117,594,853	115,662,976	100,958,861	96,280,740	72,356,898
Total cash and cash equivalents	957,923	2,650,636	4,266,063	6,150,005	5,413,900
Working capital	2,638,431	5,726,261	5,963,158	6,958,811	5,177,422
Total debt	Nil	Nil	Nil	Nil	Nil
Total assets (Canadian GAAP)	45,335,078	57,167,469	60,963,361	59,751,226	54,428,595
Total assets (US GAAP)	18,285,759	28,283,648	35,009,200	36,383,664	35,077,992
Shareholders’ equity (Canadian GAAP)	44,610,786	55,428,282	59,336,557	57,799,245	52,261,765
Shareholders’ equity (US GAAP)	17,561,467	27,393,069	34,200,947	33,541,709	32,911,162

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

Exploration Stage Corporation

The Corporation has no production revenue. The Corporation has completed a feasibility study on its Copperstone project located in Arizona, described more fully under Item 4. Prior to a positive production decision being made on the Copperstone project or any other project the Corporation holds, the Corporation is deemed an “Exploration Stage Corporation”.

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

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 118,245,889 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2009. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

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

On June 7, 2007 the Corporation signed a definitive option agreement with respect to its 100% owned Taurus property in the historic mining camp of Cassiar, British Columbia, whereby Cusac Gold Mines Ltd. (“Cusac”) could acquire 100% of the Taurus property by making certain cash and share payments to the Corporation. On December 19, 2007, as part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac, Bonanza agreed to the assignment to Hawthorne of the definitive option agreement between Bonanza and Cusac regarding the Taurus property. On December 23, 2008 the Corporation amended the option agreement with Hawthorne. Under the amended agreement, Hawthorne issued to Bonanza 6.75 million common shares of Hawthorne. On December 31, 2008 Bonanza received 6.75 million shares of Hawthorne representing 12.7% of the issued and outstanding shares of Hawthorne and transferred its interest in the Taurus property to Hawthorne. Total consideration received by Bonanza on the sale of the Taurus property included $3,000,000 in cash and 6,828,947 common shares of Hawthorne. The Corporation recognized a loss on sale of the Taurus property of $977,782 in 2008. During 2009, the Corporation disposed 1,300,000 of its holding of Hawthorne shares. See Item 4.D Taurus Gold Project for further discussion.

On November 15, 2007, the Corporation entered into a letter of intent with Agnico-Eagle Mines Limited ("Agnico-Eagle"), to jointly explore and develop the Noyon-Northway Property and Agnico-Eagle's adjoining Vezza Property. The letter of intent was replaced by a formal option and joint venture agreement on December 10, 2007. On July 20, 2009, Agnico-Eagle elected to terminate the Option Agreement. Under the terms of the Option Agreement, because Agnico-Eagle has not exercised its option, each company resumes full ownership of its respective Properties that were subject to the Option Agreement. Bonanza shall assume ownership of the Noyon-Northway Properties on the Termination Date without any obligations to Agnico-Eagle.

The Corporation has interests in several other exploration projects located in Quebec, Ontario, Arizona and Nevada which are not sufficiently advanced to be material to the Corporation, and are not considered significant properties by the Corporation at this time.

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

The Corporation’s current primary business objective is to bring the advanced stage, 100% owned, Copperstone gold property in Arizona into production during 2010. Subsequent to December 31, 2009, on February 3, 2010 Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone). The Study began during 2008, and was designed to update the preliminary economic assessment completed on March 27, 2006. The Corporation obtained a resource estimate and preliminary economic assessment on the Copperstone Property from AMEC on March 27, 2006. The purpose of the preliminary assessment was to (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone.

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

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s additional working capital will be required for funding its planned expenditures in 2010 at the Copperstone project.

The following sets forth the aggregate cumulative expenditures, net off cost write-down, made by the Corporation on certain of its projects as at the end of each fiscal period set out below:

Summary of Project Expenditures

Project	2009	2008	2007	2006	2005
	$	$	$	$	$
Copperstone	28,885,347	27,315,717	24,938,311	22,904,331	21,732,835
Fenelon	5,000,000	15,509,685	14,768,533	14,183,469	12,350,507
Taurus	-	-	5,324,013	6,583,770	6,546,020
Gold Bar	200,000	200,000	1,062,471	1,035,264	1,013,399
Northway	4,644,865	4,626,469	4,223,809	3,915,092	3,774,047
Martiniere	3,243,735	3,225,200	3,129,259	2,659,280	2,206,636
Northshore	-	-	914,286	524,051	111,873
Other	-	-	190,542	159,368	212,348
Pamlico	-	-	-	-	–
	41,973,947	50,877,071	54,551,224	51,964,625	47,947,666

Cautionary Note:

None of the mineral properties in which the Corporation holds an interest contain any known commercially viable ore or mineral reserves. All exploration programs proposed for any mineral properties in which the Corporation has an interest are exploratory in nature.

C.             Organizational Structure

As of December 31, 2009, the only active subsidiary of the Corporation was its wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation). The following diagram sets out the corporate structure of the Corporation and its active subsidiary as of March 22, 2010:

(1)	The Corporation owns the Fenelon Project, the Martiniere Property, Northway-Noyon Project in Quebec, and Northshore Property in Ontario.

(2)	Bonanza Exploration Inc. owns the Copperstone Property in Arizona, Gold Bar Project, Nevada, and other exploration properties located in Arizona and Nevada.

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

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$42,000. Annual lease fees paid to the State of Arizona in 2009 was approximately $10,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a maximum of 6 percent production gross royalty if price of gold is over US$551 per ounce.

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

Mineral Resource and Mineral Reserve Estimations

Subsequent to December 31, 2009, on February 3, 2010, Bonanza announced the positive results of its NI43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone The Study, prepared by Continental Metallurgical Services under the guidance of Todd Fayram, B.S. Eng, MMSA-QP(M) a Qualified Person under National Instrument 43-101, was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the reactivation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains Bonanza’s primary objective (see Section 4.D Current Work Programs for further details of the Study).

Mineral Reserves

Mineral Reserves at Copperstone identified by the Study and used for the economic analysis are developed as of January 29, 2010:

Reserve Classification	Tonnes	Grade (g/tonne Gold)	Contained Grams of Gold	Contained Ounces of Gold
Proven Reserves	820,965	9.670	7,939,131	255,253
Probable Reserves	5,285	6.935	36,655	1,178
Dilution	85,217	0	0	0
Proven & Probable	911,367	8.750	7,975,786	256,431

These Mineral Reserves at Copperstone were calculated by Chris Fedora, under the supervision of Tom Buchholz, B.S. Eng, MMSA-QPM under NI43-101, both acting through Vezer’s Industrial Professionals, an independent consulting firm contracted by Bonanza to perform underground mine design, stope planning, mine scheduling, and calculate mineral reserves. Reserves were calculated using the Key Base Case assumptions set out above.

These Mineral Reserves are based on a Resource cutoff grade of 4.5 g/tonne gold, and capped at 171 g/tonne gold. The mine has been designed primarily as a trackless drift and fill mining operation, with ramp access and paste backfilling. Mining dilution across the life of the project is estimated at 10.3% . Pre-production development and mining of gold bearing Reserves are planned to begin in the D-Zone, north of the existing open pit, where Bonanza has exposed Proven Mineral Reserves in a tunnel driven from the north end of the open pit. Truck haulage is planned for transporting the ore from the underground mine to the surface processing facility.

Mineral Resources

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

The table and discussion below use the terms “measured” and “indicated” resources. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

The table and discussion below use the term “inferred resources”. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Mineral Resources identified at Copperstone and included in the Study (which include the Mineral Reserves set out above) are set out in the below table, and include the Mineral Reserves set out above:

Resource Classification	Tonnes	Grade (g/tonne Gold)	Contained Grams of Gold	Contained Ounces of Gold
Measured	933,062	10.37	9,675,742	311,083
Indicated	8,294	7.88	65,334	2,101
Measured & Indicated	941,357	10.35	9,741,086	313,183
Inferred	369,000	12.21	4,506,648	144,892

These Mineral Resources at Copperstone were calculated as of January 29, 2010 by Telesto Nevada Inc.; the QP under NI43-101 is Jon Brown, M.B.A., C.P.G., who is in the employ of Telesto Nevada Inc. Telesto is an independent consulting firm contracted by Bonanza to perform such activities. These Mineral Resources are based on a cutoff grade of 5.1 g/t gold, and capped at 171 g/t gold. The electronic database consists of data from 986 drill holes for a total of 99,919 assay values, using three foot (3’) composites.

Resource calculation methods differ between the current Resources and the 2006 Resources in that the current Resources contain a small number of new drill holes, and utilize smaller resource blocks (5’x5’x3’) which should better model the mineral deposit compared to the 2006 Resources which used larger blocks (18’x12’x6’), and the current Resources utilize a more conservative interpolation method (Inverse Distance Cubed) compared to the 2006 Resources which were kriged.

Mineral Resource Cutoff Grade Analysis

The Study also examined the Measured, Indicated Mineral and Inferred Resources at various gold cutoff grades, which are set out in the below tables:

Measured and Indicated Resources at Various Cut-Off Grades

Gold Grade Cutoff (g/t Gold)	Tonnes	Grade (g/t Gold)	Contained Grams of Gold	Contained Ounces of Gold
1.7	3,111,893	5.31	16,529,074	531,422
5.1	941,357	10.35	9,741,086	313,183
6.9	536,731	13.71	7,358,194	236,572

Inferred Resources at Various Cut-Off Grades

Gold Grade Cutoff (g/t Gold)	Tonnes	Grade (g/t Gold)	Contained Grams of Gold	Contained Ounces of Gold
1.7	1,762,000	4.70	8,270,949	265,917
5.1	369,000	12.21	4,506,648	144,892
6.9	240,000	15.60	3,750,305	120,575

This cutoff grade analysis indicates that a significant portion of the Resources are available for mining at higher cutoff grades, which suggests resiliency with respect to gold price risk.

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

A three dimensional geologic exploration model was prepared by the Corporation for Copperstone during 2006. In addition to incorporating the work collected in the AMEC study, this new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling and the new exploration model has guided drilling to further expand the resource during the last half of 2006 and through 2008 and will continue into the future as long as drilling results confirm the usefulness of the model.

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

- 2.4 meters grading 6.8 grams per tonne gold in drill hole 07CS-32
- and 2.7 meters grading 5.5 grams per tonne gold

- 4.6 meters grading 4.8 grams per tonne gold in drill hole 06CS-12
- includes 3.0 meters grading 6.6 grams per tonne gold

Follow up drilling to expand the zone to the east and west was planned as part of the Phase III Exploration drilling in 2008.

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
- includes 0.6 meters grading 23.8 grams per tonne gold

- 4.6 meters grading 2.1 grams per tonne gold in drill hole 08CS-46
- includes 1.5 meters grading 3.8 grams per tonne gold

- 4.6 meters grading 3.9 grams per tonne gold in drill hole 08CS-47

Current and Future Work Program

On July 23, 2009, Bonanza announced results from drilling at the southern edge of the D-Zone mineralization. Drill hole 08CS-54 encountered a 6.1 meter mineralized zone within the Copperstone Fault with an average grade of 37.8 grams per tonne gold (1.1 ounces of gold per ton) approximately 60 feet south of the southern margin of the D-Zone.

Subsequent to December 31, 2009, on February 3, 2010 Bonanza announced the positive results of its NI43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone. The Study, prepared by Continental Metallurgical Services under the guidance of Todd Fayram, B.S. Eng, MMSA-QP(M) a Qualified Person under National Instrument 43-101, was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains Bonanza’s primary objective.

Highlights of the Study

The Copperstone Gold Mine is estimated it will produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of $962 per ounce and a 5% discount rate. Using the current spot gold price ($1104 per ounce on www.kitco.com on December 28, 2009) the AT-NPV rises to $68,089,302 and the IRR increases to 120.5% . The table below provides a range of economic results at various gold price assumptions.

Copperstone Economic Sensitivities at various Gold Prices:

Gold Price Case	Gold Price (US$/Oz)	IRR (%)	Undiscounted pre- tax Cash Flow (US$)	Net Cumulative After-Tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Very Low	$650	17.0%	$7,380,073	$7,380,073	$4,488,124
Low	$850	74.3%	$50,162,532	$47,461,378	$37,194,541
Base Case	$962	96.3%	$74,169,910	$64,763,463	$51,291,204
Spot	$1104	120.5%	$104,496,256	$85,434,230	$68,089,302
High	$1250	145.1%	$135,727,452	$106,035,800	$84,874,376
Very High	$1400	170.4%	$167,814,296	$126,868,118	$101,878,924

The Study results indicate a total of 256,430 ounces of gold can be mined from current known diluted Proven and Probable Mineral Reserves during the 6.3 year mine life at Copperstone. The Study also indicates a cash production cost of $415 per ounce of gold. Bonanza plans to continue the rapidly progressing permitting process, and move Copperstone to production during 2010.

The Study supports a trackless underground mining operation, delivering ore to an on-site crushing, grinding, gravity concentration and finally flotation concentration of the gold bearing ore. The flotation concentrate will be shipped off-site to a gold recovery plant in the southwestern United States. The mine and recovery plant have been designed to reduce capital costs and speed permitting timelines while maintaining high rates of return.

Highlights of results from the Study include (results shown are for the Base Case, except the Spot Gold price case which uses Spot gold price of $1104 as discussed above):

Net Present Value Base Case:	$51 million (USD)
Net Present Value Spot Gold Case:	$68 million (USD)
Internal Rate of Return:	96%
Gold Production:	25,000 to 55,000 ounces per year
Mine Life:	6.3 years with expansion potential
Payback Period:	13 months
Capital Cost:	$17.74 million (USD), including contingencies, working capital, reclamation bonding, etc.
Total Mined Ounces:	256,431 ounces
Total Gold Recovered:	230,700 ounces
Average Resource Grade (M&I):	0.302 oz per ton, 10.4 grams per tonne
Cash Production Cost:	$415 per ounce of gold produced
Total Production Cost:	$624 per ounce of gold produced
Permit Timeline Target:	July 2010

The Base Case is on an After Tax basis, with future cash flows discounted to present. Key Base Case assumptions for the Study include:

Gold Price:	$962 per ounce of gold (USD)
Discount Rate:	5%
Production Rate:	450 tons per day = 157,500 tons per year
Cumulative Mine Production (P&P):	1.0 million tons @ a diluted grade of 0.256 ounces per ton (8.76 grams per tonne) gold
Cash operating costs:	$95.64 per ton of ore milled
Mining:	$60.64 per ton mined, including development
Processing ore:	$21.75 per ton milled
G&A:	$13.25 per ton milled
Mining dilution:	10.3% at zero gold grade
Tax Regime	U.S. Federal, Arizona State
Gold Recovery:	90%
Cutoff Grade:	0.131 ounces/ton (4.5 grams per tonne gold)

This financial analysis has been estimated based on the diluted Proven and Probable Mineral Reserves which are derived from only the Measured and Indicated Mineral Resources. The cost estimates are based on contract mining and processing of the flotation concentrates at off-site processing facilities located in the southwestern United States. The Study report and associated documentation will be filed on SEDAR on a timely basis. (For discussion of Mineral Reserves and Resources see Section 4.D Mineral Reserves and Resources)

Copperstone Economic Sensitivities at various discount rates:

Discount Rate Case	Discount Rate (%)	IRR (%)	Undiscounted pre-tax Income (US$)	Net Cumulative After-Tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Very Low	0	97.2%	$74,169,910	$65,571,347	$64,763,463
Low	3	97.2%	$74,169,910	$65,571,347	$58,904,720
Base Case	5	97.2%	$74,169,910	$65,571,347	$51,291,204
High	7	97.2%	$74,169,910	$65,571,347	$46,878,448
Very High	8	97.2%	$74,169,910	$65,571,347	$44,844,903

These economic results using various discount rates to discount the value of future cash flows from mining operations were calculated using the Key Base Case assumptions set out above, with the only variable being the discount rate. While in the current economic environment the risk free rate of return on capital is near 2%, and the site location in Arizona generally would not attract an increase in the discount rate to reflect country risk, the Study uses 5% to maintain the conservative nature of the estimates.

Processing Plant

The Study compiles and reviews the detailed metallurgical testing that has been completed, in order to select an appropriate processing method and to optimize process operating parameters. Samples of various ore types and grades have been prepared and sent to various laboratories and testing facilities for metallurgical testing. These laboratories include: Hazen Research–1986–Cyanide Leaching; Hazen Research–1986–Mineralogy; Cyprus Metallurgy–1986-Phase I to III–Cyanidation and Flotation; Resource Development Inc.–1999–Cyanide Leaching; McClelland Laboratories–2000–Cyanidation, Gravity and Flotation; Echo Bay Minerals–2001–Flotation; McClelland Laboratories–2005–Cyanidation, Gravity, Flotation; CAMP–2009–Gravity and Flotation. The testing consisted of cyanidation studies including bottle roll and column leach tests, gravity concentration tests, flotation studies including flotation only and flotation tests followed by cyanidation, and reagent consumption tests.

Metallurgical test work supports gold recoveries of 90% utilizing a process which involves crushing, grinding, gravity gold recovery, and floating a gold concentrate followed by offsite recovery of gold from the concentrate. This is the circuit designed for the Study.

The results indicate that the gravity recoverable gold potential in the 2009 composite samples appears very good at about 25-40% at typical weight recoveries (1.0% to 1.25%) used to produce a salable material with a gold content from 8 to 15 ounces of gold per ton. Bulk gold flotation recoveries are reasonable and at a grind of 200 mesh with direct flotation recoveries of about 70 to 75% are indicated and when combined with gravity, 86 to 94% recoveries are achievable.

Permitting Copperstone

In November 2009, another milestone on the road to mine development was met, as the Copperstone Mine Plan of Operations was accepted as complete by the United States Department of the Interior’s Bureau of Land Management (“BLM”). The BLM is the lead governmental agency with oversight of Bonanza’s mining operations.

Permit applications are currently being prepared for submission to the Arizona Department of Environmental Quality, the Arizona Department of Water Resources, the US BLM (additional submissions), local governmental authorities, the US Environmental Protection Agency, and other regulatory agencies. Schlumberger Water Management Consultants is an industry-leading environmental and engineering consulting firm and is Bonanza’s lead permit coordinator for Copperstone, and is also providing tailing site facility design and hydrological planning for the mine development.

The Copperstone site has substantial mine development advantages which could result in a shorter than typical mine permitting process and reduce the capital cost for the new underground mine. Copperstone is a modern previously mined site with a clean, non-sulfide bearing mineral resource, and the current mine plan calls for no additional disturbance to the public lands. The mine plan has been designed to have a very low environmental impact, and this design could contribute to a permitting process that is more rapid than is typical for new mine development.

Capital Cost Estimates

The Study results estimate a total Capital Cost of $17.74 million. This includes direct costs for procurement and construction totaling $9.8 million, which includes the processing plant, including purchase and installation of the crushing and grinding circuits, the gravity and flotation recovery circuits, and buildings, communications, etc with an estimated cost of $5.2 million, and direct costs also include $2.7 million for pre-production underground mine development, and lastly, direct costs include $1.7 million for tailings management and reclaim systems. Indirect costs included in the Capital Cost estimate are: $2.9 million for working capital, $1.1 million for reclamation bonding, $0.4 million for owner’s costs, $2.3 million for other indirect costs, and finally, a contingency budget of $1.3 million.

Ongoing capital required for further tailings impoundment expansion, bonding, reclamation, and demobilization of the contractor are estimated at $1.6 million. These costs are budgeted to be derived from operating cash flow after mine operations have commenced.

The Capital Cost estimates in the Study report represent a total estimated preproduction cost to design, procure, construct, and commission the various facilities described in this study to bring the Copperstone Mine back into gold production. According to the authors of the report, the estimate is categorized as Feasibility level with an expected accuracy range of ±7.5% at the bottom line. All costs are expressed in first quarter 2009 US dollars, with no allowance for escalation or interest during construction. The estimate covers the direct field costs of completing the project, plus the indirect costs associated with design, construction and commissioning of the facilities.

The Copperstone Mine produced nearly one-half million ounces of gold between 1987 and 1993 through open pit mining. Existing infrastructure which remains from this time or which has been subsequently installed by Bonanza is considerable, and serves to reduce the current capital requirements for the mine. Existing infrastructure includes a 69 KV power line and substation and three water wells, all sufficient for the new mine at Copperstone. Additional infrastructure on site includes offices, maintenance shops and a laboratory building. High grade gold mineralization in the D-Zone that is scheduled for Year One mining production has already been accessed in a 600 meter long underground tunnel driven by Bonanza.

Operating Cost Estimates

The Study results estimate a total Mine Operating Cost of US$95.64 per ton of ore processed. This includes a mining cost of US$60.64 per ton of ore and waste mined, a gold recovery cost of US$21.75 per ton of ore processed, and US$13.25 per ton of ore processed for G&A and corporate costs.

The Mine Operating Cost estimates in the Study report represent the total estimated mining and gold production costs, and total corporate costs to accomplish gold production as designed in the new underground mine planned at Copperstone. According to the authors of the report, the estimate is categorized as Feasibility level with an expected accuracy range of ±7.5% at the bottom line. All costs are expressed in first quarter 2009 US dollars. The estimate covers the costs of mining, processing and administering operations to produce gold. Stated another way, the cash production cost of producing one ounce of gold at Copperstone is calculated in the Study results to be US$415 per ounce of gold produced. The total production cost of producing one ounce of gold at Copperstone is similarly calculated to be US$624 per ounce of gold produced.

The Copperstone Development Team

Along with Bonanza’s personnel, Bonanza has assembled a team of industry-leading mining and environmental consulting firms to expedite the mine development and permitting process; all are underway and making good progress. Included are: Schlumberger Water Management Consultants (lead permit coordinator, tailing site facility design, hydrological planning), Call & Nicholas International Geotechnical Consultants (geomechanical studies for underground mining and backfilling), Vezer’s Industrial Professionals (underground mine design, stope planning, mine scheduling, mineral reserves), Telesto Nevada Inc. (mineral resources), and Continental Metallurgical Services (feasibility report, metallurgical study, mill design, economics, construction scheduling).

Future Work

In 2010 Bonanza will continue to progress the mine development and permitting process, along with securing financing to bring Copperstone into production.

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

On December 10, 2007 the Corporation and Agnico-Eagle Mines Limited ("Agnico-Eagle") agreed to jointly explore and develop the Northway Project and Agnico-Eagle's adjoining Vezza Property. A 6,000 meter drilling campaign began in December 2007 with the objective of identifying sufficient gold mineralization to place the combined properties into production. The Corporation agreed to fund $160,500 in exploration expenditures during the first year, 2007, and a total of $555,000 during the remaining two years. The Corporation met the first year’s funding obligation. On July 20, 2009, Agnico-Eagle elected to terminate the Option Agreement. Under the terms of the Option Agreement, because Agnico-Eagle has not exercised its option, each company resumes full ownership of its respective Properties that were subject to the Option Agreement. Bonanza assumes ownership of the Noyon-Northway Properties on the Termination Date without any obligations to Agnico-Eagle.

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

Recent Work

As operator of the Joint Venture, Agnico-Eagle began a 6,000 meter core drilling program during December of 2007. The drill program is designed to fill in between widely spaced drilling by former operators within strongly mineralized gold zones. The gold bearing structures have historically been drilled mainly along strike, and the gold mineralization remains open up and down dip. The gold mineralization at the nearby Vezza deposit has been shown by drilling by Agnico-Eagle to be persistent up and down dip. The drill program also tested new geophysical anomalies, in addition to the open strike and down dip extensions of known gold zones. The estimated budget for this 2007-2008 drilling program was Cdn$535,000 and the Joint Venture funded this drilling program in December 2007. Results from the drill program were only mildly encouraging, and Bonanza agreed to its share of funding for a follow-up drill campaign to the amount of Cdn$255,000. On July 20, 2009, Agnico-Eagle elected to terminate the Option Agreement joint venture.

Future Work

Depending on the outcome and on Bonanza’s progress at Copperstone, future possible activity on the property may include further exploration drilling.

Fenelon Project

General

Pursuant to the Plan of Arrangement detailed under Item 4. “History and Development of the Corporation” the Corporation will have a 100% interest in the Fenelon Project after making final instalment payments to Cyprus. Prior to the merger with Bonanza, and pursuant to the Joint Venture Agreement (as defined below) Taurus had the right to earn a 62% interest in the Fenelon Project and Fairstar Explorations Inc. (“Fairstar”) had a 38% interest in the Fenelon Project. Taurus was the manager and had operational control of the Fenelon Project under the Joint Venture Agreement. Leading into this period, Taurus extracted and processed a 14,000 tonne open-pit bulk sample, which confirmed and expanded the previous database, and indicated the presence of a potentially economic gold deposit. A program of further definition drilling, sampling and mapping of the Fenelon deposit was undertaken in 2002, which resulted in the preparation of an NI 43-101 technical report and a resource estimate for the upper 50 metres of the deposit. As indicated in the 2005 Innovexplo Report (see “Fenelon-Mineral Resource and Mineral Reserve Estimations” section for details), this technical report, prepared in accordance with NI 43-101, supported Taurus’s plan to conduct an underground assessment of the location, quality and quantity of the currently identified mineral deposit that could delineate ore reserves and resources and provide the remaining information necessary to complete a feasibility study on a sustainable underground mining operation.

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

History

Pursuant to the Option Agreement, as amended, Cyprus granted to Taurus an option to acquire all of Cyprus’ interests in its Casa Berardi exploration portfolio in the Province of Quebec, Canada. The exploration portfolio includes 881 claims comprising five properties, located within the Casa Berardi sector of the Abitibi greenstone belt in northwestern Quebec. The area is generally remote. Timber roads and winter roads allow access throughout the year to many parts of the area. Potentially prospective properties include the Fenelon Project, the Martiniere Gold Project, and the Northway-Noyon Gold project, all located in Quebec. See “Fenelon Project –Property Description and Location” for the terms of the Option Agreement.

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

Environmental Concerns

There are minimal environmental liabilities related to the work conducted at Fenelon to date. These consist mainly of the smoothing of overburden waste piles and distribution of humus as a top covering. The audited consolidated financial statements of the Corporation as of December 31, 2009 estimate the asset retirement obligation to be a discounted value of $36,352.

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

Funds Expended on the Fenelon Project

As at December 31, 2009, a total of approximately $15.5 million had been expended on the Fenelon Project, which includes acquisition cost allocations. During the fourth quarter of 2009, it was determined that, due to market conditions and management's intentions in respect of Fenelon, there was an impairment of the amounts capitalized in respect of this project. An impairment of $10,743.555 has been recorded to reduce the carrying amount to the estimated fair value of $5,000,000. This represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate. Phase I Drilling Program

The 2005-2006 program at the Fenelon Property was designed to diamond drill: (1) the Fenelon (Discovery) Deposit to add gold resources by testing the immediate extensions of the Deposit, as well as the eastern and western lateral extensions of the Deposit, 1 kilometer away from the known mineralization; (2) the four first priority target areas, two of which are Iron Formations, one is an Ultramafic - Felsic Tuffs Contact, and the Jérémie Batholith contact (Margin) zone; and (3) the second and third priority targets around the Discovery Deposit and at the regional scale (Phase 2C). A total of 13,201 meters was drilled to complete this program.

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

Future Work

The Corporation plans a study to investigate the economic potential of placing the small resource at Fenelon into production on a toll milling basis. This study began during 2009, and has been suspended as the Corporation employs most of its resources to the Copperstone project. During 2010, the study may be re-started, and has a provisional budget of Cdn$50,000.

The Taurus Gold Project

Sale to Hawthorne Gold Corporation

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

Future Work

Bonanza’s geologists are encouraged by the fact that 9 of the 11 holes drilled during Phase I (except NS-06-6 & 11) contain significant gold mineralization or quartz veining. Bonanza plans to continue drilling the Northshore property upon completion of a geologic evaluation of all recent and previous drill hole data and further surface trenching to elucidate the structural controls on gold mineralization. The 2008 exploration program consisted of such surface trenching and mapping, in an attempt to clarify the structural controls on gold mineralization. Further exploration is on hold as the Corporation employs most of its resources to the Copperstone project. Subsequent to December 31, 2009, on February 12, 2010 Bonanza signed a Letter of Intent to sell the property. This transaction has not closed and may not close. Depending on the outcome and on Bonanza’s progress at Copperstone, future possible activity on the property may include further exploration drilling.

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

The Corporation has been in discussions with several parties interested in a Joint Venture or acquisition to explore the project during 2008. These discussions are ongoing in 2010.

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

A.             Operating Results

The Corporation’s working capital as at December 31, 2009 was $2,638,431 compared with a working capital position of $5,726,261 as at December 31, 2008. The change in working capital was the result of funds used for operating activities in the period totalling $629,049 (2008 – provided $131,893) and use of funding in the exploration expenditures at the Copperstone, Fenelon and other properties totalling $1,840,431 (2008 –$1,741,533). Cash provided by financing, net of issue costs, for the period was $204,314 (2008 – nil). The loss for the year ended December 31, 2009 was $11,041,089 or $0.09 per share compared with a net loss of $3,883,826 or $0.03 per share for the year ended December 31, 2008. Significant components of the current period’s loss was mineral property impairment change of $10,743,555 (2008 - $2,075,404); stock-based compensation expense of $356,887 (2008 - $96,119) and offset by future income tax recovery of $1,186,811 (2008 - $335,278).

Between 2001 and 2006, the Corporation completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the measured, indicated and inferred resources at Copperstone. Over the past years the Corporation has been studying the best way to put Copperstone into production while completing further exploration drilling to increase the size of the resource.

The Corporation completed and released the positive results of its NI 43-101 compliant Feasibility Study (the “Study”) in February, 2010. The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains Bonanza’s primary objective.

Highlights of the Study

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of $962 per ounce and a 5% discount rate. Using the current spot gold price ($1104 per ounce on www.kitco.com on December 28, 2009) the AT-NPV rises to $68,089,302 and the IRR increases to 120.5% .

The Corporation plans to finance its initial capital cost requirements by equity financing or joint venture arrangement.

The Corporation is also examining the merits of a possible small production development at the 100% owned Fenelon Project in northern Quebec, and is continuously looking to realize value on other, non-core assets as with the recent sale of the Taurus Project.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

	December 31,
	2009	2008	2007
		$	$
Net loss	(11,041,089)	(3,883,826)	(946,457)
Net loss per share	(0.09)	(0.03)	(0.01)
Total cash and cash equivalents	957,923	2,650,636	4,266,063
Working capital	2,638,431,	5,726,261	5,963,158
Total assets	45,335,078	57,167,469	60,963.361
Total liability	724,292	1,739,187	1,626,804
Shareholders’ equity	44,610,786	55,428,282	59,336,557

Year Ended December 31, 2009

For the year ended December 31, 2009, the Corporation had a net loss of $11,041,089 or $0.09 per share compared to a net loss of $3,883,826 or $0.03 per share with the corresponding period in 2008. Stock-based compensation expense for this period was $356,887 (2008 - $96,119). Write-down of mineral properties totalled $10,743,555 in 2009 compared to $2,075,404 in 2008. Interest income decreased to $21,573 during the year ended December 31, 2009 compared to $112,140 in 2008. General and administrative costs decreased to $791,781 from $876,202 in 2008 as a result of Management’s effort to preserve working capital. Some significant components of the general and administration costs include management fees, consultant and salaries of $440,601 (2008 – $335,877), legal and accounting $121,655 (2008 - $104,700) and public company expenses $115,646 (2008 - $226,836).

Exploration office expenses increased to $208,724 in the period from $134,205 in 2008. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

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

Other significant components in the current year loss include mineral property write-down of $2,075,404 (2007 –nil) and loss on mineral property disposal $977,782 (2007 – nil).

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

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value for its mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore except Copperstone reserves which was determined by a 43-101 compliant feasibility study issued subsequent to December 31, 2009.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

B.             Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2009 was $2,638,431 compared with a working capital position of $5,726,261 as at December 31, 2008. The decrease in working capital in the period was the result of the expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $1,840,431 offset by sale of marketable securities of $572,453 (2008 – 3,725,264 in expenditures, offset by proceeds from Taurus option and other payments netting $1,983,731). Use of funds to support operating activities was $629,049 (2008 –provided $131,893). As of December 31, 2009, a net receivable in the amount of $223,473 from the Ministry of Natural Resources and the Government of Quebec related to exploration expenditures that occurred in that province during the current and previous years remained outstanding. The decrease in working capital and available funding for expenditures compared to previous year was the result of expenditures incurred in Copperstone and support of operating expenses.

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

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782. During 2009, the Corporation sold 1,300,000 of these securities and realised a gain of $68,712.

On November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property. During 2009 the Corporation and Agnico-Eagle agreed to terminate the agreement.

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

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Scholes valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

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

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

As at December 31, 2009, the Corporation had cash and cash equivalents of $957,923 compared to $2,650,636 as at December 31, 2008.

The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

The Company’s 2009 audited financial statements have been prepared by management on a going-concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

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

F.             Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2009:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations (3)	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch	180,000	30,000	90,000	60,000	Nil
Living Trust on Copperstone Property(1)(4)
Mineral Property Interests – Filing Fees(2)	931,000	186,000	621,000	30,000	94,000
Office Rental Agreement	26,900	26,900	Nil	Nil	Nil
Total	$1,137,900	$242,900	$711,000	$90,000	$94,000

(1)	Amount in U.S. dollars.

(2)

Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority. Filing fee amount may vary subject to the acquisition or disposal of mineral properties.

(3)

The Corporation has entered into an Employment Agreement with Brian Kirwin. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits of US$570,000.

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

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

The following is information as at December 31, 2009:

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 67, holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 60, holds an MBA, is a registered Professional Engineer and is Vice President & Director of Selwyn Resources Ltd. and Director of an indirect Guyana subsidiary of StrataGold Corporation, Feb 2004 to Present; Director of Savant Resources Ltd, May 2007-Present (resigned as CFO Jan 2008); Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Dec 2007; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals, Getty Resources Ltd, Cassiar Resources, and Brascan Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a Director of Selwyn Resources Ltd. and Savant Explorations Ltd, all of which are currently listed on the TSX Venture Exchange. Mr. McKnight has not entered into a non-competition agreement with the Corporation.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 62, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp. Mr. Bagwell is a member of the Corporation's Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 48, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate

Development group from February 1994 to April 1996. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Director – (resigned as CFO on January 26, 2009)

Mr. Bonifacio, Vancouver, British Columbia, age 49, is a Certified General Accountant and has been a Director of the Corporation from July 2001 to present; Mr. Bonifacio was Chief Financial Officer of the Corporation from July 2001 to January 2009; Executive Vice President of the Corporation July 2001 to May 2007; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until June 2001 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of companies listed on the TSX and TSX Venture Exchange. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President, Controller – (appointed as CFO on January 26, 2009)

Mr. Joe Chan, Vancouver, age 61, is a Certified Management Accountant, and has been Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accountant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

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

As of March 22, 2010, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Selwyn Resources Ltd. Savant Explorations Ltd.	Zinc/Yukon Metals/Worldwide	VP, Corporate Dev. and Director Director	Feb 2004 to Present May 2007 to Present
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp. Nevada Copper Corp. Boni Holdings (1982) Ltd.	Landfill/California Uranium/Utah Copper/Nevada Private Co.	Director Director Director, President & CEO President and Director	Feb 2002 to Present Dec. 2005 to Present Aug 2006 to Present 1991 to Present
Brian Kirwin	Nevada Copper Corp. Mesa Uranium Corp.	Copper/Nevada Uranium/Utah	Director Director	Aug 2006 to Present Dec. 2005 to Present

Name of Director/Officer	Corporation	Business/Area	Position	Period
Ronald Netolitzky	Aurcana Corp
Blue Sky Uranium Corp.
Boss Power Corp.
Brett Resources Inc.
Copper Canyon Resources
Eagle Plain Resources Ltd.
Golden Band Resources Inc.
Pacific Iron Ore Corp.
Strongbow Resources Inc.
Skeena Resources Limited
Solomon Resources Ltd.
Virginia Energy Resources Inc. (formerly Santoy)	Silver, zinc/Mexico
Uranium
Uranium
Precious Metals/South America & Canada
Copper/Canada
Minerals/Yukon & BC
Gold/Saskatchewan Minerals/Canada
Iron/Ore
Uranium/N. America
Gold/International
Gold/Argentina
Uranium	Director Director Director Director Director Director Chairman, Dir. Director Director Director Director Director	Sept 1997 to Present
Nov 2009 to Present
Sept 2007 to Present
Aug 1993 to Present
May 2006 to Present
May 2004 to Present
July 1989 to Present
July 2008 to Present
Jan 2005 to Present
Apr 1983 to Present
Aug 1989 to Present
May 2003 to Present
James F. Bagwell	ABBA Corp.	Consulting/United States	Partner	May 2006 to Present
Joe Chan	Nevada Copper Corp. Mesa Uranium Corp.	Copper/Nevada Uranium/Utah	Officer Officer	Sept 2006 to Present May 2009 to Present

Brian Kirwin and Joe Chan devote approximately 95% of their time to the affairs of the Corporation.

Other Information

None of the Corporation’s officers or directors have a family relationship with each other. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the Corporation’s directors or senior management were selected.

B.             Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the year ended December 31, 2009, in respect of each of the individuals who were, as of December 31, 2009, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compen- sation
Brian P. Kirwin President, CEO	2009	190,000	Nil	Nil	Nil	Nil	Nil
Joe Chan CFO	2009	120,000 (CDN$)	Nil	Nil	Nil	Nil	Nil

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

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

Effective April 1, 2005, independent directors’ compensation was reduced to CDN$15,000 per annum and stock options to purchase up to 75,000 common shares of the Corporation. On April 1, 2009 the independent directors’ were paid CDN$15,000 each.

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

As at December 31, 2009, the Corporation has granted rights to purchase or acquire an aggregate of 11,660,000 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2009 as traded on the TSX was $0.15.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2009 are as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)(1)	Date of Grant	Exercise Price $(1)	Expiry Date	Market Value on Date of Grant(1)
Brian P. Kirwin	500,000 600,000 830,000 1,350,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009	$0.22 $0.07 $0.06 $0.085	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014	$0.22 $0.07 $0.06 $0.085
Giulio T. Bonifacio	500,000 600,000 770,000 1,210,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009	$0.22 $0.07 $0.06 $0.085	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014	$0.22 $0.07 $0.06 $0.085
Robert McKnight	250,000 200,000 150,000 200,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009	$0.22 $0.07 $0.06 $0.085	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014	$0.22 $0.07 $0.06 $0.085

Name of Optionees	No. of Common Shares Subject to Option (#)(1)	Date of Grant	Exercise Price $(1)	Expiry Date	Market Value on Date of Grant(1)
Ronald Netolitzky	250,000 200,000 150,000 200,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009	$0.22 $0.07 $0.06 $0.085	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014	$0.22 $0.07 $0.06 $0.085
James F. Bagwell	250,000 200,000 150,000 200,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009	$0.22 $0.07 $0.06 $0.085	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014	$0.22 $0.07 $0.06 $0.085
Joe Chan	25,000 25,000 160,000 150,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009	$0.22 $0.07 $0.06 $0.085	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014	$0.22 $0.07 $0.06 $0.085

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

Old Bonanza entered into an employment agreement with Mr. Brian P. Kirwin on April 1, 2003, and on July 1, 2006 the agreement was amended and entered into directly with the Corporation and supersedes the employment agreement with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base annual salary currently at US$190,000, benefits and bonus. Each year during the term of this agreement, the Board determines a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

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

D.             Employees

As of December 31, 2009, the Corporation had five employees of whom two are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Joe Chan, Chief Financial Officer

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E.             Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 22, 2010:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 1,679,119 Options: 3,280,000 Warrants: nil	1.4%
Giulio Bonifacio Vancouver, B.C. Director	Common Shares: 1,045,930 Options: 3,080,000 Warrants: nil	0.9%
Robert McKnight North Vancouver, B.C. Director	Common Shares:135,000 Options: 800,000 Warrants: Nil	0.1%
Ronald Netolitzky Victoria, B.C. Director	Common Shares: 3,300 Options: 800,000 Warrants: Nil	0%
James Bagwell South Carolina, USA Director	Common Shares: 90,000 Options: 800,000 Warrants: nil	0%
Joe Chan Vancouver, B.C. CFO	Common Shares: Nil Options: 360,000 Warrants: Nil	0%

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 22, 2010, based upon information furnished by the respective shareholders.

(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)	No stock options have been exercised subsequent to December 31, 2009.

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
share expiring November 6, 2012
600,000 Common Shares at $0.07 per
share expiring August 6, 2013
830,000 Common Shares at $0.06 per
share expiring January 26, 2014
1,350,000 Common Shares at $0.085 per
			share expiring March 18, 2014	Nil 48,000 74,700 87,750
Giulio T. Bonifacio	Nil	Nil	500,000 Common Shares at $0.22 per
share expiring November 6, 2012
600,000 Common Shares at $0.07 per
share expiring August 6, 2013
770,000 Common Shares at $0.06 per
share expiring January 26, 2014
1,210,000 Common Shares at $0.085 per
			share expiring March 18, 2014	Nil 48,000 69,300 78,650
Robert McKnight	Nil	Nil	250,000 Common Shares at $0.22 per
share expiring November 6, 2012
200,000 Common Shares at $0.07 per
share expiring August 6, 2013
150,000 Common Shares at $0.06 per
share expiring January 26, 2014
200,000 Common Shares at $0.085 per
			share expiring March 18, 2014	Nil 16,000 13,500 13,000
Ronald Netolitzky	Nil	Nil	250,000 Common Shares at $0.22 per
share expiring November 6, 2012
200,000 Common Shares at $0.07 per
share expiring August 6, 2013
150,000 Common Shares at $0.06 per
share expiring January 26, 2014
200,000 Common Shares at $0.085 per
			share expiring March 18, 2014	Nil 16,000 13,500 13,000
James Bagwell	Nil	Nil	250,000 Common Shares at $0.22 per
share expiring November 6, 2012
200,000 Common Shares at $0.07 per
share expiring August 6, 2013
150,000 Common Shares at $0.06 per
share expiring January 26, 2014
200,000 Common Shares at $0.085 per
			share expiring March 18, 2014	Nil 16,000 13,500 13,000

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Joe Chan	Nil	Nil	25,000 Common Shares at $0.22 per
share expiring November 6, 2012
25,000 Common Shares at $0.07 per
share expiring August 6, 2013
160,000 Common Shares at $0.06 per
share expiring January 26, 2014
150,000 Common Shares at $0.085 per
			share expiring March 18, 2014	Nil 2,000 14,400 9,750

(1)

Based on the closing price on December 31, 2009 of $0.15 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2009 and the exercise price.

No options were exercised by directors or Named Executive Officers during the most recently completed financial year.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 22, 2010:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay(1) Boston, MA	16,638,450 (1)	14.1%
Yale University New Haven, CT	8,500,000	7.2%

(1) As of March 22, 2010, Mr. Clay owned 16,638,450 shares directly and indirectly through various entities that Mr. Clay has sole control over, including East Hill Hedge Fund LLC, which owns 16,035,417.

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2009:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay Boston, MA	16,638,450 (1)	14.1%
Yale University New Haven, CT	8,500,000	7.3%

(1) As of December 31, 2009, Mr. Clay owned 16,638,450 shares directly and indirectly through various entities that Mr. Clay has sole control over, including East Hill Hedge Fund LLC, which owns 16,035,417.

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2008:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay Boston, MA	16,638,450 (1)	14.4%
Yale University New Haven, CT	8,500,000	7.3%

(1)	As of December 31, 2008, Mr. Landon Clay owned 1,033,642 shares directly and 15,604,808 shares indirectly through various entities that Mr. Clay has sole control over.

As at March 22, 2010, the Corporation had 231 registered shareholders in the United States, holding a total of 20,404,702 common shares representing 17% of the total issued and outstanding shares of the Corporation.

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

B.             Related Party Transactions

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the year ended December 31, 2009 the Corporation recovered management and consulting fees of $82,375 (2008 – $146,150; 2007 - $131,667) and general and administration expenses of $54,125 (2008 – $82,719; 2007 - $78,333) from these companies.

(b)	As at December 31, 2009, there were $4,741 (December 31, 2008 - $29,061) accounts receivable due from companies with certain directors in common.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8.             FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 17:

  Report of Independent Registered Public Accounting Firm;

  Consolidated Balance Sheets as at December 31, 2009 and 2008;

  Consolidated Statements of Operations and Deficit and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007;

  Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007; and

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

Fiscal Year Ending	High	Low
December 31, 2009	0.18	0.05
December 31, 2008	0.27	0.02
December 31, 2007	0.34	0.17
December 31, 2006	0.78	0.27
December 31, 2005	0.69	0.355

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years of the Corporation on the TSX:

Fiscal 2009	High	Low
First Quarter	0.10	0.05
Second Quarter	0.10	0.07
Third Quarter	0.12	0.06
Fourth Quarter	0.18	0.10

Fiscal 2008	High	Low
First Quarter	0.245	0.135
Second Quarter	0.15	0.085
Third Quarter	0.09	0.04
Fourth Quarter	0.055	0.02

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2010	0.19	0.16
January, 2010	0.175	0.14
December, 2009	0.18	0.13
November, 2009	0.18	0.13
October, 2009	0.15	0.10
September, 2009	0.12	0.08

The common shares of the Corporation also trade on the pink sheets in the United States. The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of Old Bonanza as the predecessor to the Corporation and the Corporation on the pink sheets for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2009	0.18	0.03
December 31, 2008	0.28	0.02
December 31, 2007	0.29	0.16
December 31, 2006	0.70	0.23
December 31, 2005	0.60	0.113

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of the Corporation on the pink sheets:

Fiscal 2009	High	Low
First Quarter	0.08	0.03
Second Quarter	0.10	0.05
Third Quarter	0.12	0.05
Fourth Quarter	0.18	0.09

Fiscal 2008	High	Low
First Quarter	0.28	0.14
Second Quarter	0.16	0.08
Third Quarter	0.10	0.03
Fourth Quarter	0.05	0.02

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the pink sheets for the last six months:

	High	Low
February, 2010	0.19	0.15
January, 2010	0.16	0.13
December, 2009	0.18	0.12
November, 2009	0.16	0.11
October, 2009	0.15	0.09
September, 2009	0.12	0.07

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

Old Bonanza entered into an employment agreement with Mr. Brian P. Kirwin on April 1, 2003 and subsequently on July 1, 2006 the employment agreement was entered into directly with the Corporation and superseded the employment agreements in place with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base salary currently at US$190,000, benefits and bonus. Each year during the term of this Agreement, the Board determines a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

The employment agreement with Old Bonanza was previously filed on EDGAR (www.sec.gov) with Old Bonanza’s Annual Report for the year ended December 31, 2003 as Exhibits 4.1 and 4.2. The July 2006 employment agreements were previously filed on EDGAR (www.sec.gov) with the Corporation’s Annual Report for the year ended December 31, 2006 as Exhibits 4.5 and 4.6.

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

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009 (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2009.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Corporation conducted an assessment of the effectiveness of the Corporation’s internal controls over financial reporting and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2009.

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

ITEM 16C.

In Canadian Dollars	Year ending December 31, 2009	Year ending December 31, 2008
Audit fees	68,950	65,000
Audit-related fees	Nil	Nil
Tax fees – Canadian	Nil	Nil
Tax fees – US	17,400	Nil
All other fees	Nil	Ni
Total fees billed	86,350	65,000

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

ITEM 16D.       Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during the Corporation’s fiscal year ended December 31, 2009.

ITEM 16F.       Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G.       Corporate Governance

Not Applicable.

PART III

ITEM 17.           FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2009 and 2008

Consolidated Statements of Operations, Comprehensive Loss and Cash Flows, for the fiscal years ended December 31, 2009, 2008, and 2007

Notes to Consolidated Financial Statements

ITEM 18.           FINANCIAL STATEMENTS

See Item 17.

ITEM 19.           EXHIBITS

Exhibit
Number	Description

1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)

2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)

4.1	Employment Agreement for Brian Kirwin.(2)

4.2	Employment Agreement for Giulio Bonifacio. (2)

4.3	Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated December 21, 2004.(2)

4.4	Amendment to Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated February 21, 2005.(3)

4.5	Amended Employment Agreement for Brian Kirwin dated July 1, 2006 (4)

4.6	Amended Employment Agreement for Giulio Bonifacio dated July 1, 2006 (4)

4.7	Amended Employment Agreement for Giulio Bonifacio dated May 1, 2007(5)

4.8	Mineral Property Option Agreement between the Corporation and Cusac Gold Mines Ltd. dated June 7, 2007(5)

4.9	Option Assignment and Amending Agreement among Cusac Gold Mines Ltd., Hawthorne Gold Corp. and the Corporation dated December 19, 2007(5)

4.10	Northway Option Agreement between the Corporation and Agnico Eagle Mines Ltd. dated November 15, 2007(5)

4.11	Mineral Option Amending Agreement between the Corporation and Hawthorne Gold Corp. dated December 22, 2008(6)

8.0	List of Principal Subsidiaries.(1)

11.0	Code of Ethics.(1)

12.1	Section 302 Certification by Chief Executive Officer.

12.2	Section 302 Certification by Chief Financial Officer.

13.1	Section 906 Certification by Chief Executive Officer.

13.2	Section 906 Certification by Chief Financial Officer.

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Form 6-K filed with the SEC on March 8, 2005.

(4)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on March 30, 2007.

(5)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on April 1, 2008.

(6)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on March 31, 2009.

AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of American Bonanza Gold Corp.

We have audited the accompanying consolidated balance sheets of American Bonanza Gold Corp. ("the Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
February 26, 2010

American Bonanza Gold Corp.

CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
For the years ended December 31,	2009	2008

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	957,923	2,650,636
Amounts receivable (note 4)	455,680	756,200
Prepaid expenses	32,926	102,758
Marketable securities (note 5)	1,879,842	2,734,504
	3,326,371	6,244,098
RECLAMATION BOND	20,000	20,000
MINERAL PROPERTIES (note 6)	41,973,947	50,877,071
OFFICE EQUIPMENT	14,760	26,300
	45,335,078	57,167,469

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	687,940	517,837
ASSET RETIREMENT OBLIGATION (note 12)	36,352	34,539
FUTURE INCOME TAXES (note 13)	-	1,186,811
	724,292	1,739,187
SHAREHOLDERS’ EQUITY
Share capital (note 7)	59,977,063	59,772,749
Contributed surplus (note 7)	6,396,978	6,040,091
Accumulated other comprehensive income (loss) (note 8)	(242,322)	95,286
Deficit	(21,520,933)	(10,479,844)
	44,610,786	55,428,282
	45,335,078	57,167,469

NATURE OF OPERATIONS (note 1)
COMMITMENTS (notes 6 and 10)
SUBSEQUENT EVENTS (notes 7 and 16)

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
For the years ended December 31,	2009	2008	2007

	$	$	$

EXPENSES (INCOME)
General and administrative (note 9)	791,781	876,202	1,046,378
Stock-based compensation (note 7)	356,887	96,119	459,800
Exploration	208,724	134,205	111,467
Business development	168,147	149,818	67,995
Foreign exchange	22,425	8,138	19,964
Amortization	11,540	11,853	11,073
Interest and accretion of asset retirement obligation	1,813	1,723	1,637
Write-down of mineral properties (note 6)	10,743,555	2,075,404	-
Loss on mineral property disposal (note 6)	-	977,782	-
Gains on sale of marketable securities	(55,399)	-	-
Interest income	(21,573)	(112,140)	(134,163)

	12,227,900	4,219,104	1,584,151

LOSS FOR THE YEAR BEFORE INCOME TAXES	(12,227,900)	(4,219,104)	(1,584,151)

INCOME TAXES RECOVERY (note 13)	1,186,811	335,278	637,694

LOSS FOR THE YEAR	(11,041,089)	(3,883,826)	(946,457)

DEFICIT, beginning of year	(10,479,844)	(6,596,018)	(5,649,561)

DEFICIT, end of year	(21,520,933)	(10,479,844)	(6,596,018)

LOSS PER COMMON SHARE
Basic and diluted	(0.09)	(0.03)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	117,594,853	115,662,976	100,958,861

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Canadian Dollars)
For the years ended December 31,	2009	2008	2007

LOSS FOR THE YEAR	(11,041,089)	(3,883,826)	(946,457)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain/(loss) on available-for-sale marketable securities, net of tax (note 8)	(337,608)	194,867	(154,642)

COMPREHENSIVE LOSS FOR THE YEAR	(11,378,697)	(3,688,959)	(1,101,099)

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
For the years ended December 31,	2009	2008	2007

	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(11,041,089)	(3,883,826)	(946,457)
Items not affecting cash
Stock-based compensation	356,887	96,119	459,800
Amortization	11,540	11,853	11,073
Accretion of asset retirement obligation	1,813	1,723	1,637
Write-down of mineral properties	10,743,555	2,075,404	-
Loss/(gains) on property disposal	(55,399)	977,782	-
Future income taxes	(1,186,811)	(335,278)	(637,694)
	(1,169,504)	(1,056,223)	(1,111,641)
Changes in non-cash operating accounts
Amounts receivable	300,520	1,096,414	(375,181)
Prepaid expenses	69,832	(29,522)	15,648
Accounts payable and accrued liabilities	170,103	121,224	(371,098)
	(629,049)	131,893	(1,842,272)
INVESTING ACTIVITIES
Mineral properties	(1,840,431)	(3,725,264)	(3,886,599)
Taurus option payment received net of costs (note 6)	-	1,983,731	1,000,000
Sale of marketable securities, net of commission	572,453	-	-
Refund of reclamation bond	-	2,000	-
Office equipment	-	(7,787)	(3,360)
	(1,267,978)	(1,747,320)	(2,889,959)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	204,314	-	2,848,289

INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS	(1,692,713)	(1,615,427)	(1,883,942)
CASH AND CASH EQUIVALENTS, beginning of year	2,650,636	4,266,063	6,150,005

CASH AND CASH EQUIVALENTS, end of year	957,923	2,650,636	4,266,063

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	77,122	218,231
Interest received	21,573	112,140	134,163
Income taxes paid	-	-	-

Non-cash financing and investing transactions:
Common shares received as option payment (note 6)	-	2,362,500	300,000

Future income tax liability and share issue costs incurred on renouncement of exploration expenditures (note 7)	-	315,165	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable with the exception of Copperstone property (notes 6(a) and 16). The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties, net of impairment recognised, represent costs to date, and do not necessarily represent present or future values.

These financial statements have been prepared by management on a going-concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Accounting standards newly adopted

Effective January 1, 2009, the Company adopted new accounting standards as follows:

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for measurement, presentation and disclosure of mining properties. Adoption of this standard did not have any effect on the Corporation’s financial statements.

EIC-173, Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

EIC-174, Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This EIC abstract applies to financial statements issued after March 27, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

Financial Instruments, Disclosure and Presentation

Effective January 1, 2009, the Corporation has adopted the enhanced disclosure requirements of amended CICA Section 3862, Financial Instruments - Disclosures. Refer to note 14 for fair value measurement disclosures using a fair value hierarchy that reflects the significance of the inputs in making the measurements.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Recent Accounting Pronouncements

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has announced that Canadian publicly accountable enterprises will adopt IFRS as issued by the International Accounting Standards Board effective January 1, 2011. The Corporation is in the process of developing a plan for the implementation of IFRS and will assess the impact of the differences in accounting standards on the Corporation's consolidated financial statements. The Corporation expects to make changes to processes and systems before the 2011 fiscal year, in time to enable the Corporation to record transactions under IFRS, including 2010 fiscal period financial statements presented for comparative purposes in the 2011 financial year.

Business Combination

In December 2008, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, Section 1582 addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill and accounting for a non-controlling interest at the time of the business combination. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Handbook Section 1601 and CICA Handbook Section 1602. This new standard will only have an impact on the Company’s financial statements for future acquisitions if the Company early adopts the standard.

Consolidated Financial Statements and Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, which replaces CICA Handbook Section 1602, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1602.

Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1601.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

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

- Bonanza Explorations Inc. (a United States, Nevada corporation)

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

Marketable securities

Marketable securities are classified as available-for-sale and are carried at the fair value based upon quoted market prices. Changes in fair value are included in other comprehensive income, unless a loss is other than temporary, in which case the loss is charged to operations. Prior to January 1, 2007, marketable securities were valued at the lower of original cost and fair value.

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

The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of the properties or from proceeds of disposition. The amounts shown for mineral properties, net of impairment realized, represent costs incurred to date and are not intended to reflect present or future values.

The Corporation qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Financial instruments

Commencing January 1, 2007, the Corporation classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables and other liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available- for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income, unless a loss is other than temporary, in which case the loss is charged to operations. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

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

Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. The Corporation reports a consolidated statement of comprehensive loss and accumulated other comprehensive income (loss) in the shareholders’ equity section of the consolidated balance sheet. The components include unrealized gains and losses on securities classified as available-for-sale and foreign currency translation adjustments on self-sustaining foreign operations. The components of accumulated other comprehensive loss for the year ended December 31, 2009 are disclosed in notes 5 and 8.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign exchange gains and losses existing from the translation of the financial statements of the Corporation’s operations, formerly determined to be self-sustaining foreign operations, previously recorded as a separate component of shareholders’ equity, are now presented in accumulated other comprehensive income (loss).

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

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2009	2008
	$	$

Goods and services tax	6,077	8,956
Quebec sales tax	8,849	28,238
Interest receivable	-	2,991
Mining duties and refundable tax credits receivable	433,998	686,954
Other	6,756	29,061

	455,680	756,200

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

5.	MARKETABLE SECURITIES

	December 31, 2009
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$

- Hawthorne Gold Corp.	1,879,842	2,155,646	(275,804)

	December 31, 2008
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Bayswater Uranium.	2,925	10,200	(7,275)
- Hawthorne Gold Corp.	2,731,579	2,662,500	69,079

	2,734,504	2,672,700	61,804

Disposition of Marketable Securities:

During 2009 the Corporation disposed the Bayswater shares for gross proceeds of $4,218 and realised a loss of $5,982. The Corporation also disposed of 1,300,000 shares of Hawthorne Gold Corp. for gross proceeds of $575,566 and realised a gain of $68,712. Cash commissions related to these transactions totalling $7,331 were charged against the net gain realised.

On June 22, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (“Cusac”) upon the execution of the option agreement as described in Note 6(b)(ii). The shares were valued as $300,000 based on quoted market value of the shares. In April, 2008 Cusac and Hawthorne Gold Corp. (“Hawthorne”) merged whereby holders of

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

5.	MARKETABLE SECURITIES (continued)

Cusac common shares received one Hawthorne common share in exchange for 19 common shares of Cusac. Subsequent to the merger, the Corporation therefore held 78,947 shares of Hawthorne. On December 30, 2008 the Corporation received an additional 6,750,000 common shares from Hawthorne which was valued at $2,362,500 based on the quoted market price on that date. During 2009, the Corporation sold 1,300,000 Hawthorne shares for a gross proceed of $575,566 and realised a gain of $68,712. As at December 31, 2009, the Hawthorne common shares fair value was $1,879,842.

6.	MINERAL PROPERTIES

Project	2009	2008
	$	$

Copperstone (a)	28,885,347	27,315,717
Fenelon (b(i))	5,000,000	15,509,685
Taurus Gold (b(ii))	-	-
Gold Bar (c)	200,000	200,000
Northway (b(iii))	4,644,865	4,626,469
Martiniere (b(iii))	3,243,735	3,225,200
Northshore (b(iv))	-	-
Other (d)	-	-
	41,973,947	50,877,071

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

6.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2009:

							Total	Total
	Copperstone	Fenelon	Gold Bar	Northway	Martiniere	Others	2009	2008
	$	$	$	$	$	$	$	$

Balance, beginning of period	27,315,717	15,509,685	200,000	4,626,469	3,225,200	-	50,877,071	54,551,224

Decline, drilling and underground support	1,890	-	-	-	-	-	1,890	1,374,534
Geological consulting and related	529,577	250,272	-	30,307	24,373	44	834,573	1,011,300
Assaying	(391)	9,609	-	-	-	-	9,218	79,358
Feasibility	760,749	-	-	-	-	-	760,749	-
Engineering/environmental	4,399	-	-	-	-	-	4,399	72,520
Advance royalty payment	33,000	-	-	-	-	-	33,000	30,600
BLM land payments/permit, licenses	64,981	19,495	-	-	4,391	2,736	91,603	159,374
Property acquisition and related	-	-	-	-	-	-	-	27,550
Computer and related	5,798	-	-	-	-	-	5,798	40,996
Site maintenance and camp:
Utilities and power	32,303	-	-	-	-	-	32,303	25,029
Property caretakers	105,515	37,899	-	1,120	-	-	144,534	186,948
Equipment and truck rental	10,953	-	-	-	-	-	10,953	120,138
Telephone	1,185	11,039	-	-	-	-	12,224	14,528
Maintenance, supplies, other	19,671	102,093	-	-	1,120	-	122,884	205,606
Cost recovery - facility rental	-	(51,402)	-	-	-	-	(51,402)
Joint venture payment	-	-	-	-	-	-	-	357,525

Accrued government subsidies/repayments	-	(147,915)	-	(13,031)	(11,349)	-	(172,295)	19,258
Write-down of mineral properties	-	(10,740,775)	-	-	-	(2,780)	(10,743,555)	(2,075,404)

Loss on sale of Taurus property (note 6(b)(ii))	-	-	-	-	-	-	-	(977,782)
Option agreement (note 6(b)(ii))	-	-	-	-	-	-	-	(4,346,231)

	1,569,630	(10,509,685)	-	18,396	18,535	-	(8,903,124)	(3,674,153)

Balance, end of period	28,885,347	5,000,000	200,000	4,644,865	3,243,735	-	41,973,947	50,877,071

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

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

The Corporation is required to pay to a third party $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria, the Mining Contractor can earn up to a 5% net profits royalty from the D- Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required property payments were made with respect to the Copperstone project as of December 31, 2009 and all claims are in good standing until August 2010.

(b) Canadian mineral interests

The Corporation owns properties located in Quebec and Ontario and are summarized as follows:

(i) Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec is approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (“Cyprus”) and International Taurus Resources Inc. (“Taurus”) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 6(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

As at December 31, 2009, the remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’ 62% ownership in the Fenelon property and Cyprus’ interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

6.	MINERAL PROPERTIES (continued)

(b)(i) Fenelon Project, Quebec (continued)

Upon making the total payment of $450,000, the Corporation would own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon project is payable to Stonegate Management Limited.

During the fourth quarter of 2009, it was determined that, due to market conditions and management's intentions in respect of Fenelon, there was an impairment of the amounts capitalized in respect of this project. An impairment of $10,743.555 has been recorded to reduce the carrying amount to the estimated fair value of $5,000,000. This represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

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

On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and also incurred related legal costs of $16,269 in 2008.

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

(b)(iii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 6(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the Cyprus Properties). The Taurus exploration portfolio comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, the Corporation must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 6(b)(i). Once these payments are made, Cyprus is to relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

6.	MINERAL PROPERTIES (continued)

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

The agreement provided that the Corporation would grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle would have to incur $1,699,500 in exploration expenditures on the Northway property over a three year period ending November 15, 2010 and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture for an operator’s fee.

During 2009, the Corporation and Agnico-Eagle agreed to terminate the agreement.

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

(c) Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project as of December 31, 2009. Subsequent to December 31, 2009 payments were made to hold the claims in good standing until August 2010. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon management’s current plans with respect to the property.

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

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

6.	MINERAL PROPERTIES (continued)

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

Issued	Number of
	Common
	Shares	Amount
		$

Balance, December 31, 2006	100,628,976	57,954,703
Shares issued for:
Flow-through renunciation (see below)	-	(681,978)
Private placement	15,034,000	3,006,800
Share issue cost	-	(191,611)

Balance, December 31, 2007	115,662,976	60,087,914
Flow-through renunciation (see below)	-	(315,165)

Balance, December 31, 2008	115,662,976	59,772,749
Private placement – net of share issue costs	2,582,913	204,314

Balance, December 31, 2009	118,245,889	59,977,063

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

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Scholes valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

7.	SHARE CAPITAL (continued)

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

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

Exploration expenditures relating to the 2009 flow-through shares totalling $206,600 were renounced subsequent to December 31, 2009.

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

As at December 31, 2009, the Corporation has stock options outstanding to acquire an aggregate of 11,660,000 common shares and are held by directors, officers, employees and consultants, exercisable at prices between $0.06 and $0.22 per share at varying times up until July 28, 2014.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2006	9,330,000	$0.78
Expired	(1,165,000)	$0.56
Cancelled	(2,312,500)	$0.71
Granted	3,350,000	$0.24

Balance, December 31, 2007	9,202,500	$0.61
Expired	(390,000)	$1.21
Cancelled	(6,862,500)	$0.68
Granted	2,385,000	$0.07

Balance, December 31, 2008	4,335,000	$0.14
Granted	7,325,000	$0.08

Balance, December 31, 2009	11,660,000	$0.10

On May 26, 2008 and December 17, 2008, the Corporation cancelled a total of 5,752,500 options held by certain officers and directors with exercise prices significantly above market prices for nominal consideration.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

7.	SHARE CAPITAL (continued)

Options (continued)

The following table summarizes stock options outstanding and exercisable at December 31, 2009:

Number of
Options	Exercise Price	Expiry Date

2,150,000	$0.22	November 6, 2012
2,185,000	$0.07	August 6, 2013
2,830,000	$0.06	January 26, 2014
3,995,000	$0.085	March 18, 2014
500,000	$0.09	July 28, 2014

11,660,000

During the year ended December 31, 2009, under the fair value based method, $356,887 (2008 – $96,119) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008

Risk free interest rate	1.84%	3.06%
Expected dividend yield	0%	0%
Stock price volatility	80%	78%
Expected life of options	5.0 years	5.0 years

The weighted average fair value of options granted during the year ended December 31, 2009 was $0.05 (2008 - $0.04) .

Warrants

At December 31, 2009, the Corporation had no outstanding common share purchase warrants.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$

Balance, December 31, 2006	6,857,420	0.69
Expired	(1,283,340)	0.94
Warrants issued on financing	4,281,220	0.30

Balance, December 31, 2007	9,855,300	0.32
Expired	(5,574,080)	0.34

Balance, December 31, 2008	4,281,220	0.30
Expired	(4,281,220)

Balance, December 31, 2009	-	-

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

7.	SHARE CAPITAL (continued)

Contributed Surplus

The following summarizes contributed surplus activity:

Amount
$
Balance, December 31, 2006	5,451,072
Valuation of agent compensation warrants	33,100
Stock-based compensation	459,800

Balance, December 31, 2007	5,943,972
Stock-based compensation	96,119
Balance, December 31, 2008	6,040,091
Stock-based compensation	356,887
Balance, December 31, 2009	6,396,978

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amount
$
Opening balance on adoption of new accounting standard on January 1, 2007:
- Unrealized gain on available-for-sale marketable securities (note 5)	12,300
- Foreign currency translation adjustment	43,031
Other comprehensive loss for the year - unrealized loss on available-for-sale securities	(154,642)
Accumulated other comprehensive loss at December 31, 2007	(99,311)
Other comprehensive income for the year - unrealized gains on available-for-sale securities,
net of tax of $9,549	194,597
Accumulated other comprehensive income at December 31, 2008	95,286

Other comprehensive income for the year - unrealized loss on available-for-sale securities,	(274,878)
Realised gain on disposal of available-for-sale securities	(62,730)
Accumulated other comprehensive loss at December 31, 2009	(242,322)

The components of other accumulated comprehensive income are:

			On adoption
	December 31,	December 31,	January 1,
	2009	2008	2007
	$	$	$
Currency translation gain	43,031	43,031	43,031
Unrealized gain/(loss) on Bayswater Uranium	-	(7,275)	12,300
Unrealized gain/(loss) on Hawthorne Gold Corp.	(285,353)	59,530	-
	(242,322)	95,286	55,331

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2009	2008	2007
	$	$	$

Management fees, consulting and salaries	440,601	335,877	390,901
Office and administration	46,203	113,922	123,878
Legal and accounting	121,655	104,700	169,582
Insurance	67,676	94,867	83,631
Public company expenses	115,646	226,836	278,386
	791,781	876,202	1,046,378

10.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2010 for office premises in Vancouver in the amount of $47,220 per year and for office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6(a).

11.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the year ended December 31, 2009 the Corporation recovered management and consulting fees of $82,375 (2008 – $146,150; 2007 – $131,667) and general and administration expenses of $54,125 (2008 – $82,719; 2007 - $78,333) from these companies.

(b) As at December 31, 2009, there were $4,741 (2008 - $29,061) of accounts receivable due from companies with certain directors in common.

12.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consists of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next eight years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2009 is $36,352 (2008 - $34,539). The undiscounted value of this liability is $45,000 (2008 - $45,000). An accretion expense component of $1,813 (2008 - $1,723) has been charged to operations in the year ended December 31, 2009 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

13.	INCOME TAXES

(a) Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	$	$	$

Combined federal and provincial tax rates at the expected rate of 30.9% (2008 – 31.0%, 2007 – 34.1%)	(3,752,650)	(1,307,922)	(540,512)
Permanent differences	100,586	29,797	260,676
Change in valuation allowance	1,891,603	1,332,561	(489,026)
Future tax recovery resulting from reduction in statutory rate and expiry of loss carry-forwards and other	902,306	(389,714)	131,168
Write-off future income tax liability	(328,656)	-	-

Recovery of income taxes	(1,186,811)	(335,278)	(637,694)

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

The income tax recovery for the years ending December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	$	$	$
Current	-	-	-
Future tax recovery	1,186,811	335,278	637,694

	1,186,811	335,278	637,694

(b)   Significant components of the Corporation’s future income tax assets and liabilities are as follows:

	2009	2008
	$	$
Future income tax assets:
Tax loss carry forwards	3,480,976	3,504,357
Book and tax base differences on resource properties	3,079,274	2,511,804
Share Issue costs	22,618	40,812
Book and tax base differences on office equipment	39,381	37,677
Marketable securities	41,233	-
Asset retirement obligation	9,779	8,980

	6,673,261	6,103,630
Valuation allowance	(5,700,921)	(3,809,318)
Future income tax assets	972,340	2,294,312

Future tax liabilities:
Mineral properties	(972,340)	(3,481,123)

Net future income tax liabilities	-	(1,186,811)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

14.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Fair values in the consolidated balance sheet:

The carrying amounts reported in the consolidated balance sheet for short term financial assets and liabilities, which includes cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the immediate or short-term maturities of these financial instruments.

Following is a classification of fair value measurements recognized in the consolidated balance sheet using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

	Fair value measurement at reporting date using:
	December 31, 2009	Quoted prices in active markets identical assets(Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	957,923	957,923	-	-
Marketable securities	1,879,842	1,879,842	-	-

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Cash and cash equivalents are classified as held for trading and therefore are recorded at fair value.

The carrying amounts of marketable securities are equal to fair value, which is based on active market obtained from the closing stock price. Receivables and accounts payables were determined by face value of invoices.

Contractual Obligations

The following table sets forth the Corporation’s know contractual obligations as at December 31, 2009:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch(1)	180,000	30,000	90,000	60,000	Nil
Living Trust on Copperstone Property
Mineral Property Interests – Filing Fees	931,000	186,000	621,000	30,000	94,000
Office Rental Agreement	26,900	26,900	Nil	Nil	Nil
Total	$1,137,900	$242,900	$711,000	$90,000	$94,000

(1) Amount in U.S. dollars.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

14.	FINANCIAL INSTRUMENT AND MANAGEMENT OF CAPITAL (continued)

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

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. Based on the balance in foreign currencies as at December 31, 2009, a variance in foreign currency exchange rate of 1% would not have a significant impact on the Corporation’s financial statements.

As of December 31, 2009, the Corporation held the following US$ financial instruments:

US$
Cash and cash equivalents	129,032
Accounts payable	(154,266)

(25,234)

Effect of 1% variation on US exchange:	(252)

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and amounts receivable. The Corporation has reduced its credit risk by investing its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank. Also, as the majority of its receivables are with the governments of Quebec and Canada in the form of sales tax receivables and government’s incentives, credit risk is considered minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. At of December 31, 2009, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments in the next fiscal year. The Corporation handles liquidity risk through the management of its capital structure.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

14.	FINANCIAL INSTRUMENT AND MANAGEMENT OF CAPITAL (continued)

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

Reconciliation

The effect of measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

(i)	Assets

	2009	2008
	$	$

Total assets, under Canadian GAAP	45,335,078	57,167,469
Adjustment for mineral properties land use and deferred exploration costs (note 15(a))	(27,049,319)	(28,883,821)

Total assets, under US GAAP	18,285,759	28,283,648

(ii)	Liabilities

	2009	2008

Total liabilities, under Canadian GAAP	724,292	1,739,187
Adjustment for flow-through shares (note 15(g))	-	-
Adjustment for income taxes related to mineral properties (note 15(a)) and flow-through shares (note 15(g))	-	(848,608)

Liabilities, under US GAAP	724,292	890,579

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

Reconciliation (continued)

(iii)	Deficit

	2009	2008
	$	$

Deficit, under Canadian GAAP	(21,520,933)	(10,479,844)
Adjustment for mineral properties land use and deferred exploration costs (note 15(a))	(27,384,597)	(29,219,099)
Stock-based compensation (note 15(b))	2,874,967	2,874,967
Elimination of accumulated deficit (note 15(e))	(18,683,952)	(18,683,952)
Adjustment for income tax and mineral properties	(848,609)	-
Adjustment for flow-through shares (note 15(g))	1,017,110	1,017,110

Deficit, under US GAAP	(64,546,014)	(54,490,818)

(iv)	Share capital

	2009	2008
	$	$

Share capital, under Canadian GAAP	59,977,063	59,772,749
Elimination of share capital on deficit elimination (note 15(e))	18,683,952	18,683,952
Adjustment for flow-through shares (note 15(g))	166,776	166,776
Reclassification of warrant value to contributed surplus (note 15(h))	-	(75,170)

Share capital, under US GAAP	78,827,791	78,548,307

(v)	Contributed surplus

	2009	2008
	$	$

Contributed surplus, under Canadian GAAP	6,396,978	6,040,091
Stock-based compensation (note 15(b))	(2,874,967)	(2,874,967)
Warrant value (note 15(h))	-	75,170

Contributed surplus, under US GAAP	3,522,011	3,240,294

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

Reconciliation (continued)

(vi)	Net loss and loss per share for the year

	Years ended December 31
	2009	2008	2007
	$	$	$

Loss for the year, under Canadian GAAP	(11,041,089)	(3,883,826)	(946,457)
Adjustment for mineral property land use and deferred exploration costs (note 15(a))	(1,840,431)	(3,264,938)	(2,586,599)
Adjustment for income taxes related to mineral properties adjustments 15(a)	(848,608)	50,170	1,076,717

Adjustment to mineral property impairment loss	3,674,933

Loss for the year, under US GAAP	(10,055,195)	(7,098,594)	(2,456,339)
Other comprehensive income (loss): Unrealized gain (loss) on available- for-sale marketable securities	(337,608)	194,867	(154,642)

Comprehensive loss, under US GAAP	(10,392,803)	(6,903,727)	(2,610,981)
Weighted average number of common shares outstanding under US GAAP, basic and diluted	117,594,853	115,662,976	100,958,861
Basic and diluted loss per share, under US GAAP	(0.09)	(0.06)	(0.02)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

Reconciliation (continued)

(vii)	Statement of Cash Flows

Cash provided by (used in) operating activities

	Years ended December 31
	2009	2008	2007
	$	$	$

Cash provided by (used in) operating activities, under Canadian GAAP	(629,049)	131,893	(1,842,272)
Adjustment for mineral properties and deferred exploration (note 15(a))	(1,840,431)	(3,725,264)	(2,886,599)
Cash used in operating activities, under US GAAP	(2,469,480)	(3,593,371)	(4,728,871)

Cash provided by (used in) investing activities, under Canadian GAAP	(1,267,978)	(1,747,320)	(2,889,959)
Adjustment for mineral properties and deferred exploration (note 15(a))	1,840,431	3,725,264	2,886,599
Cash provided by (used in) investing activities, under US GAAP	572,453	1,977,944	(3,360)

Cash provided by financing activities, under Canadian GAAP	204,314	-	2,848,289
Change in restricted cash from issuance of flow-through shares (note 15(g))	-	-	1,689,253
Cash provided by financing activities, under US GAAP	204,314	-	4,537,542

Cash and cash equivalents, end of year, Canadian GAAP	957,923	2,650,636	4,266,063
Restricted cash from issue of flow- through shares (note 15(g))	-	-	(1,271,275)
Cash and cash equivalents, end of year, US GAAP	957,923	2,650,636	2,994,788

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
December 31, 2009, 2008 and 2007

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

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123 – ASC718), the Corporation continued to measure compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock-based compensation as prescribed by APB Opinion No. 25 and related interpretations until January 1, 2005. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors is equal to or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors resulted in no compensation expense for US GAAP purposes for any of the periods presented.

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

Under ASC718, stock options granted to non-employees for services rendered to the Corporation are required to be accounted for using the fair value method as compensation cost and charged to operations as the services are performed and the options are earned. This method is similar to the Canadian standard adopted as of January 1, 2002 for awards granted on or after January 1, 2002.

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123R (ASC718), Share Based Payment for all employee equity classified awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested awards outstanding as of the effective date, compensation is recognized based upon the grant date fair value determined under SFAS 123(ASC718),. Upon adoption of SFAS 123R(ASC718),, there was no cumulative effect adjustment required and no differences existed in accounting for stock-based compensation between Canadian and US GAAP in 2006 and 2007.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(c)	Exploration stage company

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

	(d)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

	(e)	Elimination of accumulated deficit

During the year ended December 31, 2005, the Corporation reduced its share capital by $18,683,952 to eliminate its accumulated deficit at closing of the Arrangement.

As it was not necessary to revalue the assets of the Corporation in order to effect this reduction, all conditions necessary under US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

	(f)	Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the information presented.

	(f)	Income taxes (continued)

In June 2006, FASB issued Financial Interpretation No. 48 (ASC 740), Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s 2007 fiscal year end. The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

	(g)	Flow-through equity financings

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

For US GAAP, the amount received by the Corporation on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Corporation renounces the qualified expenditures. As at December 31, 2009, total flow-through share fair value premiums liabilities were nil – (2008 – nil) under US GAAP.

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

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

accordance with US GAAP. As at December 31, 20089 unexpended flow-through funds were nil (2008 - nil; 2007 - $1,271,275).

(h)	Unit offerings

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

2007

Risk-free interest rate	3.75%
Expected dividend yield	0%
Stock price volatility	50.5%
Expected life of options	1.5 years

The weighted average fair value of warrants granted during the year ended December 31, 2007 was $0.02. per warrant.

Under US GAAP, share capital would be reduced and contributed surplus would be increased by $75,170 at December 31, 2007 to reflect the relative fair values of the shares and warrants.

(i)	Recent adopted accounting standards

In July 2009, US GAAP switched to a new codification scheme aimed to simplify US GAAP accounting research. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and is adopted by the Corporation in these 2009 annual financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165 (ASC Subtopic 855-10), Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not impact the Corporations’s financial statements.

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R (ASC Topic 805). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions, including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The provisions of SFAS-141R are effective for the fiscal year beginning January 1, 2009. The adoption of this standard did not impact the Corporation’s financial statements.

In December 2007, the FASB issued SFAS-160 (ASC Topic 805), “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2009, 2008 and 2007

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

effective date. The adoption of this standard on January 1, 2009 did not impact the Corporation’s financial statements.

16.	SUBSEQUENT EVENT

a)

Subsequent to December 31, 2009, the Corporation announced the results of its NI43-101 compliant 2010 Feasibility Study (the “Study”) related to the Copperstone Gold Mine in Arizona. The study is a comprehensive evaluation of the Copperstone deposit and provides an economic evaluation of future underground mining operations at the past producing Copperstone mine. The report was filed with SEDAR on March 12, 2010.

b)

Subsequent to December 31, 2009, the Corporation disposed of an additional 500,000 shares of Hawthorne Gold Corp. for gross proceeds of $175,708. The Corporation holds 5,028,947 Hawthorne shares subsequent to this transaction.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date:	March 31, 2010