Form 20-F
period 2010-12-31
American Bonanza Gold Corp.
filed 2011-04-06
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2010: 130,199,272 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes   [ ]     No   [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ X ]

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

“Bonanza”, “Corporation” and “New Bonanza” mean American Bonanza Gold Corp., a corporation incorporated under the BCA on December 10, 2004 as 0710887 B.C. Ltd., and its subsidiaries, unless the context suggests otherwise;

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

“NI 43-101” means Canadian National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, “Standards of Disclosure for Mineral Projects”, which governs all oral and written disclosure of scientific or technical information, including disclosure of a mineral resource or reserve, made by or on behalf of a Canadian company in respect of a mineral project. NI 43-101 uses for the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on December 11, 2005, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum. Those definitions are reproduced below in this Glossary for the convenience of readers;

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

“Original Copperstone Report” means the technical report entitled “NI 43-101 Technical Feasibility Report, Copperstone Project, La Paz County, Arizona” dated February 2, 2010 prepared under the supervision of Todd Fayram, B.S. Eng, MMSA, Continental Metallurgical Services and filed on SEDAR on March 22, 2010;

“Plan of Arrangement” means the plan of arrangement pursuant to the Arrangement Agreement relating to the current organizational structure of the Corporation as more particularly described in this document;

“Revised Copperstone Report” means the technical report entitled “NI 43-101 Technical Feasibility Report, Copperstone Project, La Paz County, Arizona” dated February 2, 2010 and revised January 10, 2011 prepared by Dr. Corby Anderson, MMSA, C. Eng Fl ChemE, Tom Buchholz, B.S. Eng. MMSA, Chris Pratt, LPG, and Jonathan Brown, M.B.A., C.P.G.

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

In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements, particularly as they relate to the actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing of construction at the Copperstone Mine, the timing of commencement of and amount of estimated future production, capital expenditures, operating costs, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage, credit payment risks, global financial conditions and the timing or magnitude of such events are inherently risky and uncertain.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

  the price for gold will not fall significantly;

  the assumptions in the financial analysis in the Revised Copperstone Report are materially accurate;

  the Company will be able to secure additional financing to continue its exploration and development activities;

  there will be no significant adverse changes in currency exchange rates;

  there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

  the Company will be able to obtain regulatory approvals (including licenses and permits) in a timely manner;

  the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

  the Company’s capital costs and operating costs will not increase significantly;

  the Company will be able to procure mining extraction plant and equipment in a timely manner; and

  key personnel will continue their employment with the Company.

  additional assumptions are included, among other places, in this Annual Report under Item 4. “Information on the Corporation”.

These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based. Investors are advised to carefully review and consider the risk factors identified in this Annual Report under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this Annual Report including the documents incorporated by reference herein.

Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. The forward looking statements expressed herein are made as of the date of this Annual Report. The Company does not undertake to update such forward looking statements except where required to do so by law. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this Annual Report are expressly qualified by this cautionary statement.

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

		(C$)
	2010	2009	2008	2007	2006
Average Rate During Period	1.0299	1.1373	1.0693	1.0665	1.1307

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

		(C$)
	Feb/11	Jan/11	Dec/10	Nov/10	Oct/10	Sep/10
High Rate	0.9958	1.0015	1.0175	1.0266	1.0319	1.0535
Low Rate	0.9714	0.9869	0.9946	1.0000	1.0048	1.0256

On December 31, 2010, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $0.9946 CDN.

On March 30, 2011, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $0.9717 CDN.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Corporation for, and as of the end of, each of the last five fiscal years ended December 31, 2010. The financial information is derived from the consolidated financial statements of the Corporation and is presented in Canadian dollars. The consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 were audited by KPMG LLP, Chartered Accountants (see Item 17).

The selected consolidated financial information presented below should be read in conjunction with the audited consolidated financial statements of the Corporation included elsewhere herein.

	For the Year Ended December 31,

	2010	2009	2008	2007	2006
		$	$	$	$
Net loss (Canadian GAAP)	(6,661,268)	(11,041,089)	(3,883,826)	(946,457)	(1,740,706)
Net loss per share (Canadian GAAP)	(0.05)	(0.09)	(0.03)	(0.01)	(0.02)
Net loss (U.S. GAAP)	(6,533,571)	(10,055,195)	(7,098,594)	(2,456,339)	(5,867,442)
Net loss per share (U.S. GAAP)	(0.05)	(0.09)	(0.06)	(0.02)	(0.06)
Weighted average number of shares	122,765,013	117,594,853	115,662,976	100,958,861	96,280,740
Total cash and cash equivalents	3,104,650	957,923	2,650,636	4,266,063	6,150,005
Working capital	7,979,474	2,638,431	5,726,261	5,963,158	6,958,811
Total debt	Nil	Nil	Nil	Nil	Nil
Total assets (Canadian GAAP)	41,583,325	45,335,078	57,167,469	60,963,361	59,751,226
Total assets (US GAAP)	14,616,133	18,285,759	28,283,648	35,009,200	36,383,664
Shareholders’ equity (Canadian GAAP)	40,503,949	44,610,786	55,428,282	59,336,557	57,799,245
Shareholders’ equity (US GAAP)	13,536,757	17,561,467	27,393,069	34,200,947	33,541,709

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

Uncertainties and risks relating to the start-up of operations at the Copperstone Mine

There are inherent construction and permitting-related risks to the development of all new mining projects. These risks include:

  availability and delivery of critical equipment;

  hiring of key personnel for construction and commissioning;

  delays associated with contractors;

  budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations; and

  potential opposition from non-governmental organizations, First Nations, environmental groups or local groups.

While the Corporation has undertaken systematic work programs at the Copperstone Mine to mitigate these risks, it is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the Corporation’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone Mine. The Corporation will be required to rely upon outside consultants, engineers and others for construction expertise in respect of building the Copperstone Mine. The Corporation will also rely on an outside contractor for mining services, and will be dependent on such contractor’s expertise. While the Corporation has taken or will take steps to ensure such consultants have industry experience, there is no guarantee that such consultants and contractors will prove to have the required skills. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Additional Funding Requirements

The Corporation believes it has sufficient funds to restart mining at the Copperstone Mine. If there is a shortfall in the funds required, the Corporation will require additional financing in the near future in order complete construction of the mine and to advance the Copperstone Mine towards production and to carry out its other acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause a delay in the development timeline of the Copperstone Mine, cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities, delay or indefinitely postpone further exploration and development of its projects with the possible loss of such properties and reduce or terminate its operations. If the Corporation’s future revenues decrease as a result of lower commodity prices, or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available on terms acceptable to the Corporation to meet these requirements or be available on favourable terms.

Permits and Licenses

The operations of the Corporation will require licenses, permits and other approvals from various governmental authorities, including those responsible for managing the use of public lands and management of public resources such as air and water. Governmental authorities that will be, or have already, issuing permits include: the United States Department of the BLM, the ADEQ, the EPA, La Paz County in Arizona, the United States Mine Safety and Health Administration (“MSHA”), the Arizona State Mine Inspector, and the United States Federal Communication Commission (the “FCC”). There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, construction and operation of the Copperstone Mine, or that once received, the Corporation will be able to maintain such permits and licenses. The failure to obtain a material permit or license, or the loss of such permit or license, could have a material adverse effect on the Corporation’s business and operations.

Current Global Financial Conditions

The recent events in global financial markets have had a profound impact on the global economy. The mining industry has been impacted by these market conditions. Some of the key impacts include volatility in global equities, commodities, foreign exchange, precious metals markets and a lack of market liquidity. A continued slowdown in the financial markets or other economic factors such as fuel and energy costs, the state of the financial markets, interest rates and tax rates may adversely affect the Corporation’s development. The global credit/liquidity crisis could impact the cost and availability of finance and the Corporation’s overall liquidity. The devaluation and volatility of global equity markets impacts the valuation of the Common Shares. If these increased levels of volatility and market instability continue, the Corporation’s operations and financial conditions could be adversely impacted.

Exploration, Development and Production Risks

An investment in the Corporation’s Common Shares is speculative due to the nature of the Corporation’s involvement in the evaluation, acquisition, exploration and development and production of minerals.

Mineral exploration and development involves a high degree of risk and there is no assurance that expenditures made on future exploration by the Corporation will result in new discoveries of commercial quantities of ore.

While the Corporation has a limited number of specific identified exploration or development prospects, management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce reserves. No assurance can be given that the Corporation will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. The Corporation has no earnings record and no producing resource properties.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The Corporation’s operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution, and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Corporation.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and resources estimates for the Corporation’s properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Prices, Markets and Marketing of Natural Resources

The price of the Common Shares, the Corporation’s financial results and exploration, development and mining activities are anticipated to be significantly adversely affected by declines in the price of gold and silver. The price of gold fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. Future serious declines in the price of gold could cause continued development of and commercial production from Primero’s properties to be impracticable. Depending on the price of gold, cash flow from future mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Copperstone Mine is dependent on gold prices that are adequate to make these properties economic. Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection, are all factors which may effect the marketability and price of natural resources. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in the Corporation not receiving an adequate return for shareholders.

Need for Additional Mineral Reserves

Because the Copperstone Mine has a limited life based on Proven and Probable Mineral Reserves, the Corporation will be required to continually replace and expand its Mineral Reserves as it produces gold. The Corporation’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to expand Mineral Reserves at the Copperstone Mine, to bring new mines into production and to complete acquisitions.

Title Matters

Although title to the properties has been reviewed by the Corporation, no assurances can be given that there are no title defects affecting such properties. The properties may be subject to prior unregistered liens, agreements or transfers, or other undetected title defects. There is no guarantee that title to the properties will not be challenged or impugned. The Corporation is satisfied, however, that evidence of title to each of the properties is adequate and acceptable by prevailing industry standards.

Environmental Risks

All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with operations. The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to government bodies and third parties and may require the Corporation to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition, results of operations or prospects.

Companies engaged in the exploration and development of mineral properties generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of natural resources companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in developments of new properties.

Regulatory Requirements

Natural resource activities may be affected in varying degrees by political and financial instability, inflation and haphazard changes in government regulations relating to this industry. Any changes in regulations or shifts in political or financial conditions are beyond the Corporation’s control and may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.

No Significant Revenues

To date, the Corporation has not recorded any revenues and has no dividend record. The Corporation has also not commenced commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment costs associated with advancing exploration, development and commercial production of the Corporation’s properties increase. The Corporation expects to continue to incur losses unless and until such time as it achieves commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming development. There can be no assurance that the Corporation will generate any revenues or achieve profitability.

Dilution and Future Sales of Common Shares

The Corporation may issue additional Common Shares in the future, which may dilute a shareholder’s ownership interest in the Corporation.

Going Concern

Values attributed to the Corporation’s assets may not be realizable. The Corporation has a limited operating history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Corporation’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Corporation has no proven history of performance, revenues, earnings or success. As such, the Corporation’s ability to continue as a going concern, the ability of the Corporation to obtain the necessary financing to complete the development of its mineral property interests (if required) and to thereafter commence the profitable production of minerals therefrom or alternatively, upon the Corporation’s ability to dispose of its interests on a profitable basis.

Reliance on Operators and Key Employees

The success of the Corporation will be largely dependent upon the performance of its management and key employees. The Corporation does not have any key man insurance policies and therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Corporation. In assessing the risk of an investment in the Corporation’s Common Shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the management of the Corporation. (See Item 6 “Directors, Senior Management and Employees”)..

Availability of Equipment

Natural resource exploration, development and extraction activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or require long lead time orders. A delay in obtaining necessary equipment for mineral extraction could have a material adverse effect on the Corporation’s operations and financial results.

Competition

The Corporation actively competes for acquisitions, leases, licences, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies, many of which have significantly greater financial resources than the Corporation.

The Corporation’s ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Insurance

The Corporation’s involvement in the exploration for and development of natural resource properties may result in the Corporation becoming subject to liability for certain risks, and in particular unexpected or unusual geological operating conditions, including rock bursts, cave ins, fires, floods, earthquakes, pollution, blow-outs, property damage, personal injury or other hazards. Although the Corporation will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer or such event, could have a material adverse effect on the Corporation’s financial position, results of operations or prospects.

No assurance can be given that insurance to cover the risks to which the Corporation’s activities will be subject will be available at all or at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Corporation or to other companies within the industry. The payment of such liabilities would reduce the funds available to the Corporation. Should the Corporation be unable to fund fully the cost of remedying an environmental problem, the Corporation might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The Market Price of the Common Shares May Be Subject to Wide Price Fluctuations

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Corporation, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Corporation, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes and other events and factors outside of the Corporation’s control. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares.

The Corporation is unable to predict whether substantial amounts of Common Shares will be sold in the open market. Any sales of substantial amounts of Common Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the Common Shares.

Negative Operating Cash Flow

The Corporation had negative operating cash flow for its financial year ended December 31, 2010. Until at least such time as the Corporation is able to produce revenue from operations, the Corporation does not expect to have any positive cash flow. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves to fund such negative cash flow.

Loss of Entire Investment

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

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

Joint Venture Interests

The Corporation may enter into joint ventures with one or more mining companies in respect of its other mineral properties.The Corporation may require additional funding to meet obligations under any joint venture agreement, and there is no guarantee such funding will be available. The inability of the Corporation to meet its funding commitments under any joint venture agreement could result in the dilution of the Corporations interest in the property subject to the joint venture agreement. In addition, should any of the Corporation’s joint venture partners determine not to fund their commitments under such joint venture agreement, the development of that project may be materially delayed or stopped, and the operations or financial results of the Corporation materially affected.

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

Classification as a Passive Foreign Investment Corporation

The Corporation believes it is a Passive Foreign Investment Corporation (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Corporation’s shares. For an explanation of these effects on taxation, see the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of the Corporation’s shares are also encouraged to consult their own tax advisers.

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

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 130,199,272 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2010. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

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

Three Year History

The Corporation is a Development Stage Corporation engaged in the identification, acquisition and exploration of precious metal properties located in the American Southwest of the United States. The Corporation holds interests in several mineral exploration projects, the material property being:

Material
Properties	Jurisdiction

Copperstone	Arizona

The following provides an overview of the location of the Corporation’s properties:

The Corporation has interests in several other exploration projects located in Arizona and Nevada which are not sufficiently advanced to be material to the Corporation, and are not considered significant properties by the Corporation at this time. Due to limited exploration activities in the previous three years and/or limited plans for the property, the Corporation wrote down the carrying value of Goldbar, Northshore and some other properties by $2,075,404 as of December 31, 2008.

A detailed summary of the Corporation’s projects (excluding those that have been subsequently written off and returned and certain non-material properties) are set forth in “Business Overview” below.

Disposition of Taurus Property

On June 7, 2007 the Corporation signed a definitive option agreement with respect to its 100% owned Taurus property in the historic mining camp of Cassiar, British Columbia, whereby Cusac Gold Mines Ltd. (“Cusac”) could acquire 100% of the Taurus property by making certain cash and share payments to the Corporation. On December 19, 2007, as part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac, Bonanza agreed to the assignment to Hawthorne of the definitive option agreement between Bonanza and Cusac regarding the Taurus property. On December 23, 2008 the Corporation amended the option agreement with Hawthorne. Under the amended agreement, Hawthorne issued to Bonanza 6.75 million common shares of Hawthorne. On December 31, 2008 Bonanza received 6.75 million shares of Hawthorne representing 12.7% of the issued and outstanding shares of Hawthorne and transferred its interest in the Taurus property to Hawthorne. Total consideration received by Bonanza on the sale of the Taurus property included $3,000,000 in cash and 6,828,947 common shares of Hawthorne. The Corporation recognized a loss on sale of the Taurus property of $977,782 in 2008. During 2009, the Corporation disposed 1,300,000 of its holding of Hawthorne shares and during the year ended December 31, 2010, the Corporation sold the remaining 5,528,947 shares.

Termination of Noyon-Northway Joint Venture

On November 15, 2007, the Corporation entered into a letter of intent with Agnico-Eagle Mines Limited ("Agnico-Eagle"), to jointly explore and develop the Noyon-Northway Property and Agnico-Eagle's adjoining Vezza Property. The letter of intent was replaced by a formal option and joint venture agreement on December 10, 2007. On July 20, 2009, Agnico-Eagle elected to terminate the Option Agreement. Under the terms of the Option Agreement, because Agnico-Eagle has not exercised its option, each company resumed full ownership of its respective Properties that were subject to the Option Agreement. Bonanza assumed ownership of the Noyon-Northway Properties on the Termination Date without any obligations to Agnico-Eagle.

Development of Copperstone Mine

The Corporation’s focus for the past three years has been on the exploration and development and, if warranted, commencement of commercial production at the Copperstone Mine. In connection with this goal, on February 3, 2010 the Corporation Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone). The Study began during 2008, and was designed to update the preliminary economic assessment completed on March 27, 2006. Based on the Study, the Corporation determined to proceed with the the development of the Copperstone Mine. The following are the milestones the Corporation met during 2010 and the first two months of of 2011 towards the development of the Copperstone Mine.

Purchase of Mill Equipment

On August 16, 2010, Bonanza completed the purchase of a 700 ton per day milling and flotation/gravity plant for the Copperstone Mine. The mill was located in Calumet, Michigan, and includes a rod mill, ball mill, fume scrubber, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill does not include a crusher and crusher building, which Bonanza still requires. The mill has operated for only two years and is in very good condition, and comes with a full set of engineering drawings, which will help accelerate construction timelines and reduce costs. The purchase price paid by the Company for the plant, being US$400,000 in cash and 1,250,000 Common Shares (the “Mill Shares”) of Bonanza, for a total purchase price of approximately US$612,500 (based on a valuation for the Mill Shares of $0.17 per share) represents significant cost savings to the Company and is expected to reduce the capital cost of bringing the Copperstone Mine into production by over $500,000. Major components of the milling and flotation circuit have been delivered to Bonanza’s Arizona based construction contractor’s yard in preparation for the commencement of construction.

In addition to the milling facilities, the Corporation also purchased a jaw crusher and a cone crusher. The jaw crusher is a Nordberg P1008VF Portable Jaw Plant with ST1008 Jaw Crusher (32" x 40"), a 16 foot x 44" Vibrating Grizzly feeder, a Kent Model KHB-86 Rock Breaker with 16' Boom and an associated control tower. The crusher has a capacity of up to 200 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. The equipment was purchased from Earthworks Machinery Company of Roseville, California. The cone crusher is a Nordberg 4 foot cone crusher and includes a 16 foot x 6 foot screen and associated conveyors and motors. Delivery for the equipment is expected during May 2011. The equipment was purchased from J.W. Jones Company of Paragon, Indiana.

Mine Contractor

The Company plans to conduct mining operations at the Copperstone Mine through a mining contractor. On November 2, 2010 the Company announced it had selected Mining and Environmental Services LLC (“MES”), of Idaho Springs, Colorado, to conduct contract mining. MES entered into a formal agreement with the Corporation on March 23, 2011 and will mobilize upon receipt of the final state permits to start pre-development mining activities, including rehabilitation of the existing decline and the development of the initial high grade stopes. MES has been a successful mining contractor for 15 years and has been the construction contractor or construction project manager for mine, tunnel and mill rehabilitation, mine development, special projects, and closure or cleanup work at over 150 sites in the western United States. MES’s underground contracting and mine service projects include work for several major mining companies and numerous governmental and private entities.

Permitting

The Corporation worked towards obtaining the permits necessary to place the Copperstone Mine into production in accordance with the Study. On October 25, 2010, the United States Department of the Interior’s Bureau of Land Management (“BLM”) issued federal permits for mining at the Copperstone Mine. The BLM’s Decision Record is supported by the Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA (the “EA”), and the Finding of No Significant Impact (the “FONSI”).

The FONSI determines that the Proposed Action (construction of the Copperstone Mine) does not constitute a major federal action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determines that the proposed action under the EA will assure that no significant adverse impact will occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

Bonanza received RCRA ID Number AZD982500910 as a Conditionally Exempt Small Quantity Generator on March 30, 2010 pursuant to EPA’s Resource Conservation and Recovery Act (“RCRA”) administered by the Arizona Department of Environmental Quality (“ADEQ”).

On February 15, 2011 the Corporation received the air quality control permit (“AQP”) for construction and mining at Copperstone. The AQP was issued by the ADEQ as air quality control permit number 50890. The process of obtaining the AQP began in March, 2010, with the submission of the administratively complete permit application, and the permit was received in under one year.

The final remaining key permit required at the Copperstone gold mine is the aquifer protection permit (“APP”), which is in process with the ADEQ. The process for obtaining the APP began in April, 2010 with the submission of the administratively complete permit application. Bonanza anticipates completion of the process during the first quarter of 2011.

Disposition of Remaining Canadian Exploration Properties

On November 10, 2010, the Company completed the sale of its eastern Canadian exploration properties, consisting of the Fenelon, Northway-Noyon, La Martiniere and Northshore properties, to Balmoral Resources Ltd. The Company received a one time cash payment of $3.7 million and 4,500,000 common shares of Balmoral Resources Ltd. in consideration for its interest in the properties. The proceeds of the sale were allocated to working capital and used to fund the development of the Copperstone Mine.

In December of 2010, the Corporation announced that it would proceed with a public offering through Wellington West Capital Markets Inc. (the “Agent) by short form prospectus in Canada for proceeds of up to $17.5 million. In January, 2011 the Corporation closed the public offering for a total of 50 million units at a price of $0.35 per unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. The funds from the offering are expected to be sufficient to enable the Corporation to commence production at the Copperstone Mine.

Equity Financing

During 2010 the Corporaiton completed several private placements of equity securities. On June 16, 2010, the Corporation completed a private placement of 1,594,500 flow-through Common Shares at a price of $0.16 per Common Share for proceeds of $255,000. On August 11, 2010, the Corporation completed a private placement of 3,333,717 units, at a price of $0.15 per unit for proceeds of $500,058. Each unit consisted of one Common Share, and one half of one Common Share purchase warrant, with each full warrant entitling the holder to acquire one Common Share at a price of $0.23 per unit until August 11, 2012. On August 24, 2010, the Corporation completed a private placement of 4,675,166 units at a price of $0.15 per unit for proceeds of $701,275. Each unit consisted of one Common Share, and one half of one Common Share purchase warrant, with each full warrant entitling the holder to acquire one Common Share at a price of $0.23 per unit until August 24, 2012.

The proceeds of the June 16, 2010 financing were allocated to exploration of the Company’s exploration projects in Québec and Ontario. The following table describes how these funds were used:

Use	Amount $
Exploration of Québec and	255,000
Ontario exploration projects

The proceeds of the August 11, 2010 and August 24, 2010 financings were allocated to complete the purchase of the Calumet Mill, for development of the Copperstone Mine and working capital. All funds were used for the purchase and transportation of the mill and development of the Copperstone Mine, and no funds were used for working capital. The following table describes how these funds were used:

Use	Amount $
Purchase of Mill	1,003,081(1)
Development of Copperstone	198,194(2)
Mine

___________________________________________________
Notes:

(1)	Includes the purchase price for the Calumet Mill, disassembly and a portion of the costs of transporting the mill to the Copperstone Mine site.

(2)	Includes payment to the Bureau of Land Management, ongoing engineering, and site maintenance.

B. Business Overview

General

The Corporation’s most important property is the Copperstone project located in Arizona. The Corporation also holds interests in several exploration projects located Nevada and Arizona, which are less material to the Corporation due to their less advanced status.

The Corporation’s current primary business objective is to bring the advanced stage, 100% lease hold interest, Copperstone gold property in Arizona into production during 2011. On February 3, 2010 Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D –Property, Plants and Equipment – Copperstone). The Study began during 2008, and was designed to update the preliminary economic assessment completed on March 27, 2006. The Corporation obtained a resource estimate and preliminary economic assessment on the Copperstone Property from AMEC on March 27, 2006. The purpose of the preliminary assessment was to (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, and (c) establish a preliminary economic analysis of Copperstone.

The Corporation used the information provided by the preliminary economic assessment to prepare a three dimensional geologic exploration model at Copperstone. This exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. The exploration model was completed in mid 2006, and was used to guide further exploration drilling at Copperstone, designed to expand the resources. A phase I exploration drilling program, based on the new exploration model, was completed in December 2006. Phase II exploration drilling designed to follow up the positive results of Phase I drilling was completed during the fall of 2007 and identified two zones of thick, high grade and apparently continuous gold mineralization. Phase III target definition drilling was completed during 2008 with encouraging results. The two new zones of gold mineralization have been shown to contain significant gold that may ultimately provide extended mine life should the Copperstone Project be placed into production.

As a mining company in the exploration and development stage, the future liquidity of the Corporation will be affected principally by the level of exploration and development expenditures and by its ability to generate sufficient cash flows from the Copperstone Mine or to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s working capital is sufficient for its planned expenditures in 2011 at the Copperstone Mine.

The following sets forth the aggregate cumulative expenditures, net off cost write-down, made by the Corporation on certain of its projects as at the end of each fiscal period set out below:

Summary of Project Expenditures
Project	2010	2009	2008	2007	2006
	$	$	$	$	$
Copperstone	30,627,219	28,885,347	27,315,717	24,938,311	22,904,331
Fenelon	-	5,000,000	15,509,685	14,768,533	14,183,469
Taurus	-	-	-	5,324,013	6,583,770
Gold Bar	-	200,000	200,000	1,062,471	1,035,264
Northway	-	4,644,865	4,626,469	4,223,809	3,915,092
Martiniere	-	3,243,735	3,225,200	3,129,259	2,659,280
Northshore	-	-	-	914,286	524,051
Other	-	-	-	190,542	159,368
Pamlico	-	-	-	-	-
	30,627,219	41,973,947	50,877,071	54,551,224	51,964,625

C. Organizational Structure

As of December 31, 2010, the only active subsidiary of the Corporation was its wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation). The following diagram sets out the corporate structure of the Corporation and its active subsidiary as of March 22, 2011:

(1)	Bonanza Exploration Inc. owns the Copperstone Property in Arizona, Gold Bar Project, Nevada, and other exploration properties located in Arizona and Nevada.

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

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$42,000. Annual lease fees paid to the State of Arizona in 2010 was approximately $10,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a maximum of 6 percent production gross royalty if price of gold is over US$551 per ounce.

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

Mineral Resource and Mineral Reserve Estimations

On February 3, 2010, Bonanza announced the positive results of its NI43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone. The Study was prepared under the guidance of Todd Fayram, B.S. Eng, MMSA-QP(M). On March 17, 2010 Bonanza received the Original Copperstone Report, which included the Study. On December 20, 2010, the British Columbia Securities Commission advised the Corporation that it did not consider Todd Fayram to be independent of the Corporation, and accordingly advised that the Original Copperstone Report did not comply with National Instrument 43-101. On January 10, 2011, Bonanza received the Revised Copperstone Report, which also included the Study and which was prepared by authors independent of the Company for the purposes of NI 43-101. The Revised Copperstone Report restates and replaces the Original Copperstone Report. The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone Mine.

Subject to the assumptions made in the Study, the Study demonstrated mining the Copperstone Mine would be profitable. Re-activation of mining at the Copperstone Mine remains the Company’s primary objective. (see Section 4.D Current Work Programs for further details of the Study).

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

These Mineral Reserves at Copperstone were calculated by Chris Fedora, under the supervision of Tom Buchholz, B.S. Eng, MMSA-QPM under NI43-101, both acting through Vezer’s Industrial Professionals, an independent consulting firm contracted by Bonanza to perform underground mine design, stope planning, mine scheduling, and calculate mineral reserves. Reserves were calculated using the Key Base Case assumptions set out above .

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

Mineral Resources identified at Copperstone and included in the Study (which include the Mineral Reserves set out above) are set out in the below table:

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

The South Pit Target was first identified by Phase I drill hole 06CS-12 which encountered strong gold mineralization and favorable alteration and structure, so the decision was taken to continue drilling in Phase II. The South Pit target is at the south end of the open pit from which over one half million ounces of gold were produced between 1987 and 1993, and is south of the current high grade gold resource. The South Pit target is now identified by six drill holes drilled along a north-south line, all with significant gold intercepts, has a known strike length of 500 meters, and is open along its entire length to the east and west. The drill results are:

-3.0 meters grading 39.4 grams per tonne gold in drill hole 07CS-36
-includes 1.5 meters grading 69.3 grams per tonne gold

-2.1 meters grading 14.1 grams per tonne gold also in drill hole 07CS-36
-includes 1.0 meters grading 28.5 grams per tonne gold

-4.6 meters grading 4.9 grams per tonne gold in drill hole 07CS-37
-includes 1.5 meters grading 11.2 grams per tonne gold

-7.6 meters grading 10.6 grams per tonne gold in drill hole 07CS-34
-includes 3.0 meters grading 18.9 grams per tonne gold

-2.4 meters grading 6.8 grams per tonne gold in drill hole 07CS-32
-and 2.7 meters grading 5.5 grams per tonne gold

-4.6 meters grading 4.8 grams per tonne gold in drill hole 06CS-12
-includes 3.0 meters grading 6.6 grams per tonne gold

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

The Southwest Target is located approximately 1,000 meters southwest of the open pit, and is currently identified by three drill holes with high grade gold intercepts. Drill hole 07CS-30 is located approximately 20 meters west of drill hole 06CS-22, and drill hole 07CS-31 is located about 50 meters south of hole 07CS-30. The new gold zone strikes approximately 20 degrees west of north (near parallel to the Copperstone Fault) and has an intermediate dip to the northeast (same direction as the Copperstone Fault). The zone remains open in all directions, and may represent the discovery of a new gold bearing structure similar to the Copperstone Fault which hosts the high grade gold resources. The results are:

-5.2 meters grading 18.3 grams per tonne gold in drill hole 07CS-30
-includes 1.5 meters grading 58.8 grams per tonne gold

-4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31
-includes 3.2 meters grading 16.1 grams per tonne gold

-1.5 meters grading 25.8 grams per tonne gold in drill hole 06CS-22
-within 13.7 meters grading 3.91 grams per tonne gold

Phase III Exploration drilling was conducted during 2008. Phase III drilling consisted of 15 drill holes with a combined length of 7,000 meters (22,966 feet). The drilling focused on two areas, the South Pit and Southwest mineralized zones.

The Phase III Southwest gold zone drill hole assay results are:

-3.0 meters grading 10.5 grams per tonne gold in drill hole 08CS-45
-includes 1.5 meters grading 17.2 grams per tonne gold

-9.1 meters grading 5.4 grams per tonne gold also in drill hole 08CS-45
-includes 1.5 meters grading 14.3 grams per tonne gold

-0.9 meters grading 17.3 grams per tonne gold also in drill hole 08CS-45
-includes 0.6 meters grading 23.8 grams per tonne gold

-4.6 meters grading 2.1 grams per tonne gold in drill hole 08CS-46
-includes 1.5 meters grading 3.8 grams per tonne gold

-4.6 meters grading 3.9 grams per tonne gold in drill hole 08CS-47

Security of Samples

The drill samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at the Copperstone Mine by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples. The samples are bagged, labelled and tied at the Copperstone Mine site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone Mine site.

DATS Trucking, Inc. collects samples from the secure facility, Copperstone and transports the samples to representatives of American Assay Laboratories (“AAL”) in Sparks, Nevada. There, representatives of AAL receive and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing.

Sampling and Analysis

At the AAL laboratory, the core samples are dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples are routinely assayed in duplicate. There is a good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. Standards are routinely inserted for assay. Check assays are routinely submitted to BSI-Inspectorate, Sparks, Nevada 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check lab.

Current and Future Work Program

On July 23, 2009, Bonanza announced results from drilling at the southern edge of the D-Zone mineralization. Drill hole 08CS-54 encountered a 6.1 meter mineralized zone within the Copperstone Fault with an average grade of 37.8 grams per tonne gold (1.1 ounces of gold per ton) approximately 60 feet south of the southern margin of the D-Zone.

On February 3, 2010 Bonanza announced the positive results of its NI43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone. The Study, prepared by Continental Metallurgical Services under the guidance of Todd Fayram, B.S. Eng, MMSA-QP(M), and subsequently reviewed and confirmed in the Revised Copperstone Report, was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Reactivation of mining at Copperstone remains Bonanza’s primary objective.

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

On October 25, 2010 the BLM issued the federal permits for mining at Copperstone. The BLM’s Decision Record is supported by the Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA (the “EA”), and the Finding of No Significant Impact (the “FONSI”). The FONSI determines that the Proposed Action (construction of the Copperstone gold mine) does not constitute a major Federal Action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determines that the proposed action under the EA will assure that no significant adverse impact will occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and Realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

On February 15, 2011 the Corporation received the air quality control permit (“AQP”) for construction and mining at Copperstone. The AQP was issued by the Arizona Department of Environmental Quality (“ADEQ”) as air quality control permit number 50890. The process of obtaining the AQP began in March, 2010, with the submission of the administratively complete permit application, and the permit was received in under one year.

The final remaining key permit required at the Copperstone gold mine is the aquifer protection permit (“APP”), which is in process with the ADEQ. The process for obtaining the APP began in April, 2010 with the submission of the administratively complete permit application. Bonanza anticipates completion of the process during the first quarter of 2011.

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

Future Work

In 2011 Bonanza will continue to progress the mine development and permitting process and construction to bring Copperstone into production.

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

The Corporation has been in discussions with several parties interested in a Joint Venture or acquisition to explore the project during 2008. These discussions are ongoing in 2011.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 and in 2010 the Corporation wrote-down the remaining $200,000 due to limited exploration activity in the last three years and based upon on management’s current plans with respect to the property.

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

A. Operating Results

The Corporation’s working capital as at December 31, 2010 was $7,979,474 compared with a working capital position of $2,638,431 as at December 31, 2009. The change in working capital was the result of funds used for operating activities in the period totalling $512,925 (December 31, 2009 – $629,049) and use of funding in the exploration expenditures at Copperstone, Fenelon and other properties totalling $1,783,036 (2009 – $1,840,431) offset by the proceeds of sale from the Canadian properties totaling 3,700,000 (2009 - $nil). An additional $1,476,380 (2009 - $nil) was used to purchase a processing plant for the Copperstone mine. Cash outlays were further offset by the sale of marketable securities for gross proceeds of $976,535 (2009 – $572,453). Cash provided by financing, net of issue costs, for the period was $1,508,706 (2009 – $204,314). The loss for the year ended December 31, 2010 was $6,590,086 or $0.05 per share compared with a net loss of $11,041,089 or $0.09 per share for the year ended December 31, 2009. A significant component of the current period’s loss was related to a loss on the disposal of marketable securities for $1,205,004 (2009 – gain of $55,399) and on mineral properties write-down totaling $4,214,729 (2009 – $10,743,555).

Between 2001 and 2006, the Corporation completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the measured, indicated and inferred resources at Copperstone. Over the past three years the Corporation has been studying the best way to put Copperstone into production while completing further exploration drilling to increase the size of the resource.

The Corporation completed and released the positive results of its NI43-101 compliant Feasibility Study (the “Study”) in February, 2010 (updated January, 2011). The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains the Corporation’s primary objective.

In August 2010, the Corporation completed the purchase of a 700 ton per day milling and flotation circuit at Copperstone for a cash payment of US$400,000 and the issuance of 1,250,000 common shares. The purchase price of the mill was valued at US$612,500. This purchase represents a significant cost savings and is expected to reduce the capital cost of the Copperstone project by approximately $400,000. The mill has operated for less than 2 years and is in good condition. The Corporation has acquired a full set of engineering drawings, which will help accelerate construction timelines and reduce costs. The mill includes a rod mill, ball mill, fume scrubber, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill does not include a crusher and crusher building, which Bonanza had purchased separately.

The milling and flotation/gravity plant and building were shipped to a facility in Globe, Arizona for refurbishing and some major components of the milling and flotation circuit were delivered to Bonanza’s Arizona based construction contractor’s yard in preparation for construction. Work is progressing on updating the engineering plans for the mill and mill foundation. Upon completing the modernization and design work, RAM will transport and reassemble the mill at Copperstone, expected to commence in early April.

Work has also started on the rehabilitation of the existing buildings and other infrastructure at the Copperstone mine site including updating the electrical supply systems. Bonanza has drilled geotechnical holes to obtain information required for designing the foundation for the crushing plant in anticipation of the full construction phase.

In addition to the milling facilities, the Corporation also purchased a jaw crusher and a cone crusher. The jaw crusher is a Nordberg P1008VF Portable Jaw Plant with ST1008 Jaw Crusher (32" x 40"), a 16 foot x 44" Vibrating Grizzly feeder, a Kent Model KHB-86 Rock Breaker with 16' Boom and an associated control tower. The crusher has a capacity of up to 200 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. The equipment was purchased from Earthworks Machinery Company of Roseville, California. The cone crusher is a Nordberg 4 foot cone crusher and includes a 16 foot x 6 foot screen and associated conveyors and motors. Delivery for the equipment is expected during May 2011. The equipment was purchased from J.W. Jones Company of Paragon, Indiana.

In October, 2010 the Corporation reported that the United States Department of the Interior’s Bureau of Land Management (“BLM”) issued the federal permits for mining at the Copperstone gold mine. The BLM’s Decision Record is supported by the Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA (the “EA”), and the Finding of No Significant Impact (the “FONSI”).

The FONSI determines that the Proposed Action (construction of the Copperstone gold mine) does not constitute a major Federal Action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determines that the proposed action under the EA will assure that no significant adverse impact will occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and Realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstonee based on the current mine plan of operations. The Corporation will perform partial reclamation work at the Copperstone site concurrent with mining operations.

Outstanding permits from the State of Arizona are expected to be complete during the first quarter 2011.

In November 2010, the Corporation reported the selection of Mining and Environmental Services LLC ("MES"), of Idaho Springs, Colorado, to conduct contract mining at the wholly owned Copperstone gold mine in Arizona. MES will mobilize upon receipt of the final state permits to start pre-development mining activities, including rehabilitation of the existing decline and the development of the initial high grade stopes.

In November, 2010 the Corporation closed the sale of Bonanza’s eastern Canadian exploration properties with Balmoral Resources Ltd. (“Balmoral”). In consideration for the properties, Balmoral made a one-time cash payment to Bonanza of Cdn $3.7 million dollars and issued 4.5 million common shares of Balmoral to Bonanza, and assumed all ongoing liabilities in respect of the properties acquired. The Balmoral shares were valued at $1.15 per share giving total share value of $5,175,000.

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million units at a price of $0.35 per Unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

	December 31,
	2010	2009	2008
			$
Net loss	(6,590,086)	(11,041,089)	(3,883,826)
Net loss per share	(0.05)	(0.09)	(0.03)
Total cash and cash equivalents	3,104,650	957,923	2,650,636
Working capital	7,979,474	2,638,431,	5,726,261
Total assets	41,583,325	45,335,078	57,167,469
Total liability	1,079,376	724,292	1,739,187
Shareholders’ equity	40,503,949	44,610,786	55,428,282

Year Ended December 31, 2010

For the year ended December 31, 2010, the Corporation had a net loss of $6,590,086 or $0.05 per share compared to a net loss of $11,041,089 or $0.09 per share with the corresponding period in 2009. A significant component of the current period’s loss was related to a loss on the disposal of marketable securities for $1,205,004 (2009 –gains of $55,399) and mineral property write-down for $4,214,729 (2009 – $10,743,555). General and administrative costs decreased slightly to $688,587 from $791,781 in 2009. Some significant components of the general and administration costs include management fees, consultant fees and salaries of $292,590 (2009 –$440,601), legal and accounting $134,928 (2009 - $121,655) and public company expenses $208,223 (2009 -$115,646).

Exploration office expenses increased to $283,594 in the period from $208,724 in 2009. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Total development and exploration expenditures at the Copperstone project during the year December 31, 2010 totalled $1,741,872 or $23,828,667 since the program began in 2003. In addition, $1,476,380 was spent on capital expenditures to acquire processing facilities.

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

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value for its mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore except Copperstone reserves which was determined by a 43-101 compliant feasibility study.

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

B. Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2010 was $7,979,474 compared with a working capital position of $2,638,431 as at December 31, 2009. The increase in working capital in the period was the result of the sale of the Canadian mineral properties with gross proceeds totalling $3,700,000 (2009 – nil) and sale of marketable securities of $976,535 (2009 – $572,453) offset by expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $1,783,036 (2009 – $1,840,431) and purchase of milling plant $1,476,380 (2009 – nil). Use of funds to support operating activities was $512,925 (2009 – $629,049). As of December 31, 2010, a receivable in the amount of $68,505 (2009 – $433,998) from the Ministry of Natural Resources and the Government of Quebec related to exploration expenditures that occurred in that province during the current and previous years remained outstanding. Issuance of common share totalling $1,508,706 during this year compare to $204,314 during 2009.

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

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782. During 2009, the Corporation sold 1,300,000 of these securities and realised a gain of $68,712. During the year ended December 31, 2010, the Corporation sold an additional 5,528,947 Hawthorne shares at an average price of $0.177 per share for gross proceeds of $976,535 and incurred commission of $16,344.

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through shares, at a price of $0.16 per share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common shares issued were valued at $0.17 per share for $212,500.

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share (a “Common Share”), and one half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million Units at a price of $0.35 per unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012.

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations.

The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title on the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

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

F. Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2010:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Long-Term Debt Obligations (3)	Nil	Nil	Nil	Nil	Nil
Lease Obligation – Payment to The Patch	150,000	30,000	90,000	30,000	Nil
Living Trust on Copperstone Property(1)(4)
Mineral Property Interests – Filing Fees(2)	931,000	186,000	621,000	30,000	94,000
Office Rental Agreement	25,000	25,000	Nil	Nil	Nil
Total	$1,106,000	$241,000	$711,000	$60,000	$94,000

(1)	Amount in U.S. dollars.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is information as at December 31, 2010:

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 69, holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation. On January 14, 2004, Mr. Ronald Netolitzky was subjected to a petition seeking a Bankruptcy Order. The petition was brought as collateral litigation and related to a guarantee provided by Mr. Netolitzky. The petitioner, BC Pacific Capital Corporation, did not proceed with the petition, and the petition was placed in abeyance. The court, upon application by Mr. Netolitzky which was not opposed, dismissed the petition.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 62, holds an MBA, is a registered Professional Engineer and is Executive Vice President of Nevada Copper Corp. since October 1, 2010. He was formerly Vice President & Director of Selwyn Resources Ltd. and Director of an indirect Guyana subsidiary of StrataGold Corporation, Feb 2004 to Oct 2010; Director of Savant Resources Ltd, May 2007-Present (resigned as CFO Jan 2008); Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Dec 2007; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals, Getty Resources Ltd, Cassiar Resources, and Brascan Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a Director of Savant Explorations Ltd, which is currently listed on the TSX Venture Exchange. Mr. McKnight has not entered into a non-competition agreement with the Corporation.

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 64, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp. Mr. Bagwell is a member of the Corporation's Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Director

Mr. Bonifacio, Vancouver, British Columbia, age 50, is a Certified General Accountant and has been a Director of the Corporation from July 2001 to present; Mr. Bonifacio was Chief Financial Officer of the Corporation from July 2001 to January 2009; Executive Vice President of the Corporation July 2001 to May 2007; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until June 2001 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of companies listed on the TSX and TSX Venture Exchange. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 50, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President and Chief Financial Officer

Mr. Joe Chan, Vancouver, age 63, is a Certified Management Accountant, and has been Chief Financial Officer of the Corporation since January 2009 and prior was Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accountant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

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

As of March 22, 2011, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Nevada Copper Corp.	Copper/Nevada	Executive VP	Oct 2010 to Present
Director
	Savant Explorations Ltd.	Metals/Worldwide		May 2007 to Present
Giulio Bonifacio	Earthworks Industries Inc.	Landfill/California	Director	Feb 2002 to Present
	Mesa Uranium Corp.	Uranium/Utah	Director	Dec. 2005 to Present
	Nevada Copper Corp.	Copper/Nevada	President & CEO,	Aug 2006 to Present
Director
	Sonora Gold & Silver Corp.	Gold/Silver/Tanzania	Director	2010 to Present
	Ocean Park Ventures Corp.	Copper/Alaska	Director	2011 to Present
	Boni Holdings (1982) Ltd.	Private Co.	President and Director	1991 to Present
Brian Kirwin	Nevada Copper Corp.	Copper/Nevada	Director	Aug 2006 to Present
	Mesa Uranium Corp.	Uranium/Utah	Director	Dec. 2005 to Present
Ronald Netolitzky	Aurcana Corp	Silver, zinc/Mexico	Director	Sept 1997 to Present
	Aben Resources Ltd.	Gold	Director	Mar 2011 to Present
	Blue Sky Uranium Corp.	Uranium	Director	Nov 2009 to Present
	Boss Power Corp.	Uranium	Director	Sept 2007 to Present
	Copper Canyon Resources	Copper/Canada	Director	May 2006 to Present
	Eagle Plain Resources Ltd.	Minerals/Yukon & BC	Director	May 2004 to Present
	Golden Band Resources Inc.	Gold/Saskatchewan	Chairman, Dir.	July 1989 to Present
	Pacific Iron Ore Corp.	Iron/Ore	Director	July 2008 to Present
	Strongbow Resources Inc.	Uranium/N. America	Director	Jan 2005 to Present
	Skeena Resources Limited	Gold/International	Director	Apr 1983 to Present
	Solomon Resources Ltd.	Gold/Argentina	Director	Aug 1989 to Present
	Virginia Energy Resources	Uranium	Director	May 2003 to Present
Inc. (formerly Santoy)
James F. Bagwell	ABBA Corp.	Consulting/United States	Partner	May 2006 to Present
Joe Chan	Nevada Copper Corp.	Copper/Nevada	Officer	Sept 2006 to Present
	Mesa Uranium Corp.	Uranium/Utah	Officer	May 2009 to Present

Brian Kirwin and Joe Chan devote approximately 95% of their time to the affairs of the Corporation.

Other Information

None of the Corporation’s officers or directors have a family relationship with each other. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the Corporation’s directors or senior management were selected.

B. Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three years ended December 31, 2008, 2009 and 2010, in respect of each of the individuals who were, as of December 31, 2010, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table
		Annual Compensation (US$)			Long-Term Compensation
				Other	Securities
				Annual	Under	Restricted	All other
Name and Principal		Salary	Bonus	Compen-	Options/SARs	Shares	Compen-
Position	Year	($)	($)	sation	Granted (#)(1)	($)	sation
Brian P. Kirwin	2010	190,000	Nil	Nil	Nil	Nil	Nil
President, CEO	2009	190,000	Nil	Nil	Nil	Nil	Nil
	2008	190,000	Nil	Nil	Nil	Nil	Nil
Joe Chan	2010	135,000	Nil	Nil	Nil	Nil	Nil
CFO	2009	120,000	Nil	Nil	Nil	Nil	Nil
	2008	120,000	Nil	Nil	Nil	Nil	Nil
		(CDN$)

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

Compensation of Directors

On April 1, 2010 the independent directors’ were paid CDN$15,000 each.

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

As at December 31, 2010, the Corporation has granted rights to purchase or acquire an aggregate of 10,560,000 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2010 as traded on the TSX was $0.35.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2010 are as follows:

	No. of				Market
	Common				Value on
	Shares Subject	Date of	Exercise	Expiry	Date of
Name of Optionees	to Option	Grant	Price	Date	Grant
	(#)		$
Brian P. Kirwin	500,000	November 6, 2007	$0.22	November 6, 2012	$0.22
	600,000	August 6, 2008	$0.07	August 6, 2013	$0.07
	830,000	January 26, 2009	$0.06	January 26, 2014	$0.06
	1,350,000	March 18, 2009	$0.085	March 18, 2014	$0.085
Giulio T. Bonifacio	500,000	November 6, 2007	$0.22	November 6, 2012	$0.22
	600,000	August 6, 2008	$0.07	August 6, 2013	$0.07
	770,000	January 26, 2009	$0.06	January 26, 2014	$0.06
	1,210,000	March 18, 2009	$0.085	March 18, 2014	$0.085
Robert McKnight	250,000	November 6, 2007	$0.22	November 6, 2012	$0.22
	200,000	August 6, 2008	$0.07	August 6, 2013	$0.07
	150,000	January 26, 2009	$0.06	January 26, 2014	$0.06
	200,000	March 18, 2009	$0.085	March 18, 2014	$0.085
James F. Bagwell	250,000	November 6, 2007	$0.22	November 6, 2012	$0.22
	200,000	August 6, 2008	$0.07	August 6, 2013	$0.07
	150,000	January 26, 2009	$0.06	January 26, 2014	$0.06
	200,000	March 18, 2009	$0.085	March 18, 2014	$0.085
Joe Chan	25,000	November 6, 2007	$0.22	November 6, 2012	$0.22
	25,000	August 6, 2008	$0.07	August 6, 2013	$0.07
	160,000	January 26, 2009	$0.06	January 26, 2014	$0.06
	150,000	March 18, 2009	$0.085	March 18, 2014	$0.085

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following summary of the employment agreement entered into with Mr. Kirwin is not complete and is qualified in its entirety by reference to the full text of such agreement.

The Corporation entered into an employment agreement with Mr. Brian Kirwin on April 1, 2003, and as amended July 1, 2006whereby the Corporation agrees to pay Mr. Kirwin a base annual salary currently at US$190,000, benefits and bonus. Each year during the term of this agreement, the Board determines a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

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

D. Employees

As of December 31, 2010, the Corporation had five employees of whom two are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Joe Chan, Chief Financial Officer

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E. Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 22, 2011:

Name,	Number of Common Shares
Municipality of Residence	Beneficially Owned or Controlled	Percentage of Issued
and Position with Corporation	(1)(2)(3)	Share Capital
Brian Kirwin	Common Shares: 1,679,119
Reno, Nevada	Options: 6,680,000	1.3%
President, CEO & Director	Warrants: nil
Giulio Bonifacio	Common Shares: 1,670,930
Vancouver, B.C.	Options: 3,780,000	1.3%
Director	Warrants: nil
Robert McKnight	Common Shares:135,000
North Vancouver, B.C.	Options: 1,200,000	0.1%
Director	Warrants: Nil
Ronald Netolitzky	Common Shares: 1,405,800
Victoria, B.C.	Options: 400,000	1%
Director	Warrants: 145,000
James Bagwell	Common Shares: 90,000
South Carolina, USA	Options: 1,300,000	0%
Director	Warrants: nil
Joe Chan	Common Shares: 42,000
Vancouver, B.C.	Options: 460,000	0%
CFO	Warrants: Nil

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 22, 2011, based upon information furnished by the respective shareholders.

(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)	800,000 Stock Options were exercised in 2010 by Ronald Netolitzky.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the directors and Named Executive Officers of the Corporation and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

				Value of
	Securities			Unexercised
	Acquired	Aggregate		in-the-Money
	on	Value		Options at
Name	Exercise	Realized	Unexercised Options at FY-End	FY-End
	(#)	($)	(#)	($)(1)
Brian P. Kirwin	Nil	Nil	500,000 Common Shares at $0.22 per	65,000
			share expiring November 6, 2012
			600,000 Common Shares at $0.07 per	168,000
			share expiring August 6, 2013
			830,000 Common Shares at $0.06 per	240,700
			share expiring January 26, 2014
			1,350,000 Common Shares at $0.085 per	357,750
			share expiring March 18, 2014
Giulio T. Bonifacio	Nil	Nil	500,000 Common Shares at $0.22 per	65,000
			share expiring November 6, 2012
			600,000 Common Shares at $0.07 per	168,000
			share expiring August 6, 2013
			770,000 Common Shares at $0.06 per	223,300
			share expiring January 26, 2014
			1,210,000 Common Shares at $0.085 per	320,650
			share expiring March 18, 2014
Robert McKnight	Nil	Nil	250,000 Common Shares at $0.22 per	32,500
			share expiring November 6, 2012
			200,000 Common Shares at $0.07 per	56,000
			share expiring August 6, 2013
			150,000 Common Shares at $0.06 per	43,500
			share expiring January 26, 2014
			200,000 Common Shares at $0.085 per	53,000
			share expiring March 18, 2014
Ronald Netolitzky	250,000	28,750	Nil	Nil
	200,000	53,000
	150,000	41,250
	200,000	50,000
James Bagwell	Nil	Nil	250,000 Common Shares at $0.22 per	32,500
			share expiring November 6, 2012
			200,000 Common Shares at $0.07 per	56,000
			share expiring August 6, 2013
			150,000 Common Shares at $0.06 per	43,500
			share expiring January 26, 2014
			200,000 Common Shares at $0.085 per	53,000
			share expiring March 18, 2014
			100,000 Common Shares at $0.19 per	26,000
			share expiring March 25, 2015

				Value of
	Securities			Unexercised
	Acquired	Aggregate		in-the-Money
	on	Value		Options at
Name	Exercise	Realized	Unexercised Options at FY-End	FY-End
	(#)	($)	(#)	($)(1)
Joe Chan	Nil	Nil	25,000 Common Shares at $0.22 per	3,250
			share expiring November 6, 2012
			25,000 Common Shares at $0.07 per	7,000
			share expiring August 6, 2013
			160,000 Common Shares at $0.06 per	46,400
			share expiring January 26, 2014
			150,000 Common Shares at $0.085 per	39,750
			share expiring March 18, 2014

(1)

Based on the closing price on December 31, 2010 of $0.35 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2010 and the exercise price.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 22, 2011:

	Number of Common Shares	Percentage of Issued
Name and Municipality of Residence	owned or controlled	Share Capital
Mr. Landon Clay(1) Boston, MA	15,982,309(1)	9.8%
Yale University New Haven, CT	8,500,000	5.2%

(1) As of March 22, 2011, Mr. Clay owned 15,982,309 shares directly and indirectly through various entities that Mr. Clay has sole control over, including East Hill Hedge Fund LLC, which owns 13,419,417.

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 20, 2010:

	Number of Common Shares	Percentage of Issued
Name and Municipality of Residence	owned or controlled	Share Capital
Mr. Landon Clay(1) Boston, MA	16,638,450(1)	14.1%
Yale University New Haven, CT	8,500,000	7.2%

(1) As of March 20, 2010, Mr. Clay owned 16,638,450 shares directly and indirectly through various entities that Mr. Clay has sole control over, including East Hill Hedge Fund LLC, which owns 16,035,417. Check numbers at March 20 (Clay selling in March)

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at December 31, 2009:

	Number of Common Shares	Percentage of Issued
Name and Municipality of Residence	owned or controlled	Share Capital
Mr. Landon Clay Boston, MA	(1) 16,638,450	14.1%
Yale University N ew Haven, CT	8,500,000	7.3%

(1) As of December 31, 2009, Mr. Clay owned 16,638,450 shares directly and indirectly through various entities that Mr. Clay has sole control over, including East Hill Hedge Fund LLC, which owns 16,035,417.

As at March 22, 2011, the Corporation had 232 registered shareholders in the United States, holding a total of 22,255,323 common shares representing 13.6% of the total issued and outstanding shares of the Corporation.

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

B. Related Party Transactions

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the year ended December 31, 2010 the Corporation recovered management and consulting fees of $79,091 (2009 – $82,375; 2008 – $146,150) and general and administration expenses of $133,409 (2009 - $54,125; 2008 – $82,719) from these companies. As at December 31, 2010, there was $2,629 (2009 - $4,741) of accounts receivable due from companies with certain directors in common.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 17:

  Report of Independent Registered Public Accounting Firm;

  Consolidated Balance Sheets as at December 31, 2010 and 2009;

  Consolidated Statements of Operations and Deficit and Comprehensive Loss for the years ended December 31, 2010, 2009 and 2008;

  Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and

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

ITEM 9. THE OFFER AND LISTING

A. Offaner d Listing Details

The common shares of Bonanza are listed and posted for trading on the TSX. The following table sets forth the annual high and low closing prices, in Canadian dollars, for the Corporation on the TSX for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2010	0.425	0.135
December 31, 2009	0.18	0.05
December 31, 2008	0.27	0.02
December 31, 2007	0.34	0.17
December 31, 2006	0.78	0.27

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years of the Corporation on the TSX:

Fiscal 2010	High	Low
First Quarter	0.19	0.135
Second Quarter	0.19	0.155
Third Quarter	0.34	0.155
Fourth Quarter	0.415	0.28

Fiscal 2009	High	Low
First Quarter	0.10	0.05
Second Quarter	0.10	0.07
Third Quarter	0.12	0.06
Fourth Quarter	0.18	0.10

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2011	0.385	0.35
January, 2011	0.355	0.32
December, 2010	0.395	0.345
November, 2010	0.415	0.33
October, 2010	0.335	0.28
September, 2010	0.34	0.205

The common shares of the Corporation also trade on the pink sheets in the United States. The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of the Corporation on the pink sheets for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2010	0.35	0.15
December 31, 2009	0.18	0.03
December 31, 2008	0.28	0.02
December 31, 2007	0.29	0.16
December 31, 2006	0.70	0.23

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of the Corporation on the pink sheets:

Fiscal 2010	High	Low
First Quarter	0.19	0.15
Second Quarter	0.17	0.15
Third Quarter	0.33	0.15
Fourth Quarter	0.35	0.31

Fiscal 2009	High	Low
First Quarter	0.08	0.03
Second Quarter	0.10	0.05
Third Quarter	0.12	0.05
Fourth Quarter	0.18	0.09

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the pink sheets for the last six months:

	High	Low
February, 2011	0.40	0.35
January, 2011	0.50	0.31
December, 2010	0.39	0.31
November, 2010	0.41	0.32
October, 2010	0.32	0.27
September, 2010	0.34	0.20

B. Plan of Distribution

Not Applicable.

C. Markets

The Corporation’s common shares were listed and posted for trading on the TSX effective March 31, 2005, prior to which the shares of Old Bonanza were listed and posted for trading on the TSX Venture Exchange. Such shares are also listed for trading on the pink sheets.

On December 20, 2010, the British Columbia Securities Commission issued an order that all trading in the Company’s securities cease (the “CTO”) for failing to comply with the requirements of NI 43-101. Under NI 43-101, all of the authors of a technical report that discloses for the first time mineral reserves on a property material to a company must be independent of that company. The Executive Director of the British Columbia Securities Commission made a determination that, based on the tests set out in NI 43-101, one of the authors of the Original Copperstone Report was not independent at the time of the preparation and filing of the Original Copperstone Report. On December 24, 2010, the Ontario Securities Commission issued a temporary cease trade order against the Company (the “Ontario CTO”) for the same reason. The Company commissioned Dr. Corby Anderson to review the work in the Original Copperstone Report prepared by author Todd Fayram with a view to providing a revised technical incorporating the Study. On January 10, 2011, the Company filed the Revised Copperstone Report, which has been authored by qualified persons all of which are independent of the Company pursuant to NI 43-101. The Revised Copperstone Report restates and replaces the Original Copperstone Report which should no longer be relied upon. The Revised Copperstone Report confirmed the results of the Study. On January 11, 2011 the British Columbia Securities Commission revoked the CTO, and the Ontario CTO expired on January 8, 2011.

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

Bonanza entered into an employment agreement with Mr. Brian P. Kirwin on April 1, 2003 and as amended on July 1, 2006 whereby the Corporation agrees to pay Mr. Kirwin a base salary currently at US$190,000, benefits and bonus. Each year during the term of this Agreement, the Board determines a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

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

On November 3, 2010 the Corporation entered into a Purchase Agreement with Balmoral Resources Ltd. (“Balmoral”) (attached as Exhibit 4.12) for the sale of Bonanza’s eastern Canadian exploration properties to Balmoral. The transaction closed on November 10, 2010. In consideration for the properties, Balmoral made a one-time cash payment of $3.7 million and issued 4.5 million common shares to the Corporation which were valued at Cdn $5.175 million for a total transaction value of over $8.9 million. The Balmoral shares issued to the Corporation are subject to a four month hold period and a pooling agreement.

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

E. Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Corporation by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada, deals at arm’s length and is not affiliated with the Corporation, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

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

Dividend

Dividends paid or deemed to be paid or credited by the Corporation to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Corporation’s voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is “taxable Canadian property” to the holder thereof, and the U. S. Holder is not entitled to relief under the Treaty.A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Corporation and (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in rule 13a-15(e) or Rule 15(d) to 15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2010 (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15(b) promulgated under the Exchange Act.

As of September 30, 2010, the Chief Executive Officer and Chief Financial Officer concluded that controls over disclosure and procedures did not operate effectively during the period as indicated by the material misstatement discussed above related to the interim financial statements for the period ended September 30, 2010. Such financial statements were subsequently restated and refiled. Specifically, review of the interim financial statements by management and those charged with governance did not disclose an impairment in the carrying value of the Corporation’s mineral properties as at September 30, 2010 resulting from sale of these properties at a loss.

The weakness relates to inadequate segregation of duties between preparers and reviewers of the financial statements. The Corporation proposes to remedy the weakness by ensuring an independent GAAP technical review of the interim financial statements commencing with its next unaudited interim financial statements.

As of December 31, 2010, the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s controls over disclosure and procedures have concluded that, as of such date, the Corporation’s controls over disclosure and procedures were not effective due the material weakness in internal control over financial reporting as described above.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As of September 30, 2010 the Chief Executive Officer and Chief Financial Officer considered the Corporation’s Internal Controls over Financial Reporting and identified that such controls did not operate effectively during the period with the result that a material misstatement was not prevented or detected in the interim financial statements. Such financial statements were subsequently restated and refiled. Specifically, review of the interim financial statements by management and those charged with governance did not identify an impairment in the carrying value of the Corporation’s mineral properties as at September 30, 2010 resulting from sale of these properties at a loss. The weakness related to inadequate segregation of duties between preparers and reviewers of the financial statements.

As of December 31, 2010, the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s Internal Controls over Financial Reporting have concluded that, as of such date, the Corporation’s Internal Controls over Financial Reporting were ineffective. The auditors identified a material misstatement, which was corrected in the December 31, 2010 consolidated financial statements, in respect of accounting for certain items in the Company’s reconciliation to US GAAP. The weakness arises as a result of limited finance staff with financial reporting expertise to address and review more complex accounting matters. Management is currently reviewing the Company’s internal control and systems requirements in the context of the continuing development at Copperstone and will consider the need for additional finance personnel and external expertise during 2011.

This annual report does not include an attestation report of our Corporation’s registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our Corporation’s registered independent public accounting firm because our Corporation is not an accelerated filer or large accelerated filer.

Changes in Internal Control over Financial Reporting

There have been no changes during the period covered by this Annual Report in the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting other than the remedial actions taken to address the material weaknesses

ITEM 16A. Audit Committee Financial Expert

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

The independent members of the audit committee are Robert McKnight, Ronald Netolitzky and James Bagwell. All members are considered to be financially literate and independent.

Relevant Education and Experience

Mr. Robert McKnight holds a MBA, is a registered Professional Engineer and is an accomplished mining executive at both senior and junior mining companies having held leadership positions. Mr. McKnight has over 25 years of experience in the resource business with a wealth of knowledge in project finance, mergers and acquisitions, feasibility studies and valuations. Mr. McKnight was a Director of Selwyn Resources Ltd., a company listed on the TSX Venture Exchange, and for a portion of his time with Selwyn, its Chief Financial Officer, from November, 2004 to November, 2010; the CFO of StrataGold Corporation, a company listed on the TSX, from February 2004 to January 2006; Director and at times Chief Financial Officer of Savant Resources Ltd, May 2007- Present (resigned as CFO Jan 2008); Vice President and, for part of the time, Chief Financial Officer of Yukon Zinc Corporation, a company listed on the TSX Venture Exchange, from February 2004 until July 2008; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; and prior thereto various senior corporate development roles with various TSX and TSX-V resource companies. Mr. McKnight serves on the Audit Committee of Savant Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee.

Mr. Ronald Netolitzky holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky is currently a director of a number of reporting issuers listed on the TSX and TSX Venture Exchange.

Mr. James Bagwell, holds a B.Sc. degree in Economics and Business Administration, and is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp.

As a result of their respective business experience or education, each member of the audit committee (i) has an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities, and (iv) has an understanding of internal controls and procedures for financial reporting.

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

The Code of Ethics was previously filed as an exhibit to the 2005 Annual Report. The Corporation will provide a copy of the Code of Ethics without charge to any person, upon written request to the Secretary of the Corporation at its address at 305 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2.

ITEM 16C.

	Year ending	Year ending
In Canadian Dollars	December 31, 2010	December 31, 2009
Audit fees	153,071	68,950
Audit-related fees	Nil	Nil
Tax fees – Canadian	Nil	Nil
Tax fees – US	Nil	17,400
All other fees	Nil	Nil
Total fees billed	153,071	86,350

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

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company's most recently completed financial year has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during the Corporation’s fiscal year ended December 31, 2010.

ITEM 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G. Corporate Governance

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2010 and 2009

Consolidated Statements of Operations, Comprehensive Loss and Cash Flows, for the fiscal years ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

We have audited the accompanying consolidated financial statements of American Bonanza Gold Corp., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations and deficit, comprehensive loss and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

American Bonanza Gold Corp.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Bonanza Gold Corp. as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

//s// KPMG LLP
Chartered Accountants
March 29, 2011
Vancouver, Canada

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)

For the years ended December 31,

	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,104,650	$957,923
Amounts receivable (note 4)	114,442	455,680
Prepaid expenses	34,758	32,926
Marketable securities (note 5)	5,805,000	1,879,842
	9,058,850	3,326,371

DEFERRED SHARE ISSUE COSTS (note 17(a))	181,726	-

RECLAMATION BOND	20,000	20,000

PLANT AND EQUIPMENT (note 6)	1,695,530	14,760

MINERAL PROPERTIES (note 7)	30,627,219	41,973,947
	$41,583,325	$45,335,078

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,079,376	$687,940

ASSET RETIREMENT OBLIGATION (note 13)	-	36,352
	1,079,376	724,292

SHAREHOLDERS’ EQUITY:
Share capital (note 8)	61,711,669	59,977,063
Contributed surplus (note 8)	6,419,728	6,396,978
Accumulated other comprehensive income (loss) (note 9)	583,571	(242,322)
Deficit	(28,111,019)	(21,520,933)
	40,603,949	44,610,786
	$41,583,325	$45,335,078

COMMITMENTS (notes 7, 11 and 15)
SUBSEQUENT EVENTS (note 17)

APPROVED ON BEHALF OF THE BOARD:

Signed: Brian Kirwin	Director	Signed: Robert T. McKnight	Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)

For the years ended December 31,

	2010	2009	2008

EXPENSES (INCOME):
General and administrative (note 10)	$688,587	$791,781	$876,202
Stock-based compensation (note 8)	-	356,887	96,119
Exploration	283,594	208,724	134,205
Business development	257,916	168,147	149,818
Foreign exchange	13,749	22,425	8,138
Amortization	8,110	11,540	11,853
Interest and accretion of asset retirement obligation	1,431	1,813	1,723
Write-down of mineral properties (note 7)	4,214,729	10,743,555	2,075,404
Loss on mineral property disposal (note 7)	70,355	-	977,782
Loss (gain) on sale of marketable securities	1,205,004	(55,399)	-
Interest income	(79)	(21,573)	(112,140)
	6,743,396	12,227,900	4,219,104

LOSS FOR THE YEAR BEFORE INCOME TAXES	(6,743,396)	(12,227,900)	(4,219,104)

INCOME TAXES RECOVERY (note 14)	153,310	1,186,811	335,278

LOSS FOR THE YEAR	(6,590,086)	(11,041,089)	(3,883,826)

DEFICIT, beginning of year	(21,520,933)	(10,479,844)	(6,596,018)

DEFICIT, end of year	$(28,111,019)	(21,520,933)	(10,479,844)

LOSS PER COMMON SHARE
Basic and diluted	$(0.05)	$(0.09)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES	122,765,013	117,594,853	115,662,976

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In Canadian Dollars)

For the years ended December 31,
	2010	2009	2008

LOSS FOR THE YEAR	$(6,590,086)	$(11,041,089)	$(3,883,826)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on available-for-sale marketable securities, net of tax (note 9)	(379,111)	(282,209)	194,867
Reclassification of loss (gain) realized in the year	1,205,004	(55,399)	-
	825,893	(337,608)	194,867

COMPREHENSIVE LOSS FOR THE YEAR	$(5,674,193)	$(11,378,697)	$(3,688,959)

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
For the years ended December 31,

	2010	2009	2008
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year	$(6,590,086)	$(11,041,089)	$(3,883,826)
Items not affecting cash
Stock-based compensation	-	356,887	96,119
Amortization	8,110	11,540	11,853
Accretion of asset retirement obligation	1,431	1,813	1,723
Write-down of mineral properties	4,214,729	10,743,555	2,075,404
Non-cash portion of loss on sale of properties	70,355	-	977,782
Loss (gains) on marketable securities	1,205,004	(55,399)	-
Future income taxes	(153,310)	(1,186,811)	(335,278)
	(1,243,767)	(1,169,504)	(1,056,223)
Changes in non-cash operating accounts
Amounts receivable	341,238	300,520	1,096,414
Prepaid expenses	(1,832)	69,832	(29,522)
Accounts payable and accrued liabilities	391,436	170,103	121,224
	(512,925)	(629,049)	131,893
INVESTING ACTIVITIES
Mineral properties	(1,783,036)	(1,840,431)	(3,725,264)
Payment received on mineral property sale, net of costs (note 7)	3,631,897	-	1,983,731
Sale of marketable securities, net of commission (note 5)	960,191	572,453	-
Refund of reclamation bond	-	-	2,000
Plant and equipment	(1,476,380)	-	(7,787)
	1,332,672	(1,267,978)	(1,747,320)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	1,508,706	204,314	-
Deferred share issue costs	(181,726)	-	-
	1,326,980	-	204,314

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,146,727	(1,692,713)	(1,615,427)
CASH AND CASH EQUIVALENTS, beginning of year	957,923	2,650,636	4,266,063
CASH AND CASH EQUIVALENTS, end of year	$3,104,650	$957,923	$2,650,636

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	$-	$-	$77,122
Interest received	79	21,573	112,140
Income taxes paid	-	-	-
Non-cash financing and investing transactions:
Common shares received as proceeds on mineral Property sale (note 7)	5,175,300	-	2,362,500
Common shares issued for property and equipment	212,500	-	-
Future income tax liability and share issue costs incurred on renouncement of exploration expenditures (note 8)	63,850	-	315,165

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable with the exception of Copperstone property (notes 7(a)). The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties, net of impairment recognised, represent costs to date, and do not necessarily represent present or future values.

These financial statements have been prepared by management on a going-concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. Subsequent to December 31, 2010, the Company completed a public offering of 50 million units for gross proceed of $17.5 million. The Company anticipates that such cash resource will adequately fund the development costs until generation of operating revenue of the Copperstone property and other operating cash flow requirements in 2011. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has announced that Canadian publicly accountable enterprises will adopt IFRS as issued by the International Accounting Standards Board effective January 1, 2011. The Corporation is in the process of assessing the impact of the differences in accounting standards on the Corporation's consolidated financial statements. The Corporation expects to make changes to processes and systems in time to enable the Corporation to record transactions under IFRS, including 2010 fiscal period financial statements presented for comparative purposes in the 2011 financial year.

Business Combinations

In December 2008, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, Section 1582 addresses the determination of the carrying amount of the assets and liabilities of an acquired company, goodwill and accounting for a non-controlling interest at the time of the business combination. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Handbook Section 1601 and CICA Handbook Section 1602. This new standard will only have an impact on the Company’s financial statements for future acquisitions if the Company early adopts the standard.

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

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

These new standards have no impact on the Company’s financial statements as the Company did not early adopt these standards and will apply IFRS from January 1, 2011.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the measurement principles of which materially conform with those established in the United States of America (“US GAAP”), except as explained in note 16.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates and assumptions relate to the determination of the recoverability of mineral property deferred costs, amounts receivable, future income tax assets and liabilities, asset retirement obligations and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Assets under construction

The Company is in the process of acquiring its production equipment including mill, crushers and mobile equipment. Most of this equipment is used and requires refurbishing and offsite preparation prior to construction in the Copperstone site. None of this equipment is ready for its intended use as of December 31, 2010 and hence no amortization was taken during the current fiscal period.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its United States subsidiary is also the Canadian dollar.

As the Corporation’s U.S. subsidiary is considered an integrated subsidiary (dependent on funding from its parent), the temporal method of translating the accounts of the foreign subsidiaries has been adopted. Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations.

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. The Corporation reports a consolidated statement of comprehensive loss and accumulated other comprehensive income (loss) in the shareholders’ equity section of the consolidated balance sheet. The components include unrealized gains and losses on securities classified as available-for-sale and foreign currency translation adjustments on self-sustaining foreign operations. The components of accumulated other comprehensive loss for the years ended December 31, 2010 and 2009 are disclosed in notes 5 and 9.

Foreign exchange gains and losses existing from the translation of the financial statements of the Corporation’s operations, formerly determined to be self-sustaining foreign operations, are presented in accumulated other comprehensive income (loss).

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:
	2010	2009
	$	$

Goods and services and harmonized sales tax	25,705	6,077
Quebec sales tax	17,603	8,849
Mining duties and refundable tax credits receivable	68,505	433,998
Other	2,629	6,756

	114,442	455,680

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

5.	MARKETABLE SECURITIES

	December 31, 2010
	Fair Value	Cost	Accumulated unrealized gains
	$	$	$

- Balmoral Resources	5,805,000	5,175,000	630,000

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

5.	MARKETABLE SECURITIES (continued)

	December 31, 2009
	Fair Value	Cost	Accumulated unrealized gains (losses)
	$	$	$

- Hawthorne Gold Corp.	1,879,842	2,155,646	(275,804)

On June 22, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (“Cusac”) upon the execution of an option agreement. The shares were valued as $300,000 based on quoted market value of the shares.

In April 2008, Cusac and Hawthorne Gold Corp. (“Hawthorne”) merged whereby holders of Cusac common shares received one Hawthorne common share in exchange for 19 common shares of Cusac. Subsequent to the merger, the Corporation therefore held 78,947 shares of Hawthorne. On December 30, 2008 the Corporation received an additional 6,750,000 common shares from Hawthorne which was valued at $2,362,500 based on the quoted market price on that date. During 2009, the Corporation sold 1,300,000 Hawthorne shares for a gross proceed of $575,566 and realised a gain of $68,712. As at December 31, 2009, the Hawthorne common shares fair value was $1,879,842.

During the year ended December 31, 2010 the Corporation disposed of the remaining 5,528,947 shares of Hawthorne for gross proceeds of $976,535 and realised a loss of $1,205,004.

In November 2010, the Corporation signed a definitive agreement with Balmoral Resources Ltd. (“Balmoral”) for the sale of the Corporation’s eastern Canadian exploration properties. In consideration for the properties, Balmoral made a one-time cash payment to Bonanza of $3.7 million dollars and issued 4.5 million common shares of Balmoral to the Corporation valued at $1.15 per share or $5,175,000 in total on that date. As of December 31, 2010 these shares were valued at $5,805,000 resulting in an unrealized gain of $630,000.

6.	PLANT AND EQUIPMENT, ASSETS UNDER CONSTRUCTION

			December 31,	December 31,
			2010	2009
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Amount	Amount
	$	$	$	$
Office equipment	126,881	120,231	6,650	14,760
Assets under construction:
Mill and plant equipment	1,688,880	-	1,688,880	-
Balance, end of period	1,815,761	120,231	1,695,530	14,760

7.	MINERAL PROPERTIES

Project	2010	2009
	$	$

Copperstone (a)	30,627,219	28,885,347
Fenelon (b(i))	-	5,000,000
Gold Bar (c)	-	200,000
Northway (b(ii))	-	4,644,865
Martiniere (b(ii))	-	3,243,735
	30,627,219	41,973,947

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2010:

								December
							Total	31,
	Copperstone	Fenelon	Gold Bar	Northway	Martiniere	Northshore	2010	2009

	$	$	$	$	$	$	$	$

Balance, beginning of period	28,885,347	5,000,000	200,000	4,644,865	3,243,735	-	41,973,947	50,877,071

Decline, drilling and underground support	63,601	-	-	-	-	-	63,601	1,890
Geological consulting and related	569,252	100,783	-	20,109	15,122	-	705,266	834,573
Assaying	-	-	-	-	-	-	-	9,218
Feasibility	560,775	-	-	-	-	-	560,775	760,749
Engineering/environmental	9,532	-	-	-	-	-	9,532	4,399
Advance royalty payment	-	-	-	-	-	-	-	33,000
BLM land payments/permit, licenses	364,889	26,646	-	-	-	2,689	394,224	91,603
Computer and related	30,469	-	-	-	-	-	30,469	5,798
Site maintenance and camp:
Utilities and power	37,761	-	-	-	-	-	37,761	32,303
Property caretakers	72,060	79,409	-	-	-	-	151,469	144,534
Equipment and truck rental	17,810	-	-	-	-	-	17,810	10,953
Telephone	1,131	8,189	-	-	-	-	9,320	12,224
Maintenance, supplies, other	14,592	105,754	-	1,120	1,120	-	122,586	122,884
Cost recovery - facility rental	-	(86,726)	-	-	-	-	(86,726)	(51,402)

Accrued government subsidies/repayments	-	(29,805)	-	(4,029)	(2,191)	-	(36,025)	(172,295)
Joint venture recovery	-	-	-	(197,025)	-	-	(197,025)	-
Sale of mineral properties (note 7(b))	-	(3,595,484)	-	(3,074,326)	(2,243,092)	(2,134)	(8,915,036)	-
Write-down of mineral properties (note 7(b) and (c))	-	(1,608,766)	(200,000)	(1,390,714)	(1,014,694)	(555)	(4,214,729)	(10,743,555)

	1,741,872	(5,000,000)	(200,000)	(4,644,865)	(3,243,735)	-	(11,346,728)	(8,903,124)

Balance, end of period	30,627,219	-	-	-	-	-	30,627,219	41,973,947

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(a) Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

The Corporation is required to pay to a third party $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain predetermined performance criteria, the Mining Contractor can earn up to a 5% net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required property payments were made with respect to the Copperstone project as of December 31, 2010 and all claims are in good standing until August 2011.

(b) Canadian mineral interests

At September 30, 2010, the Corporation wrote down the carrying value of its Fenelon, Northway, Martiniere and Northshore properties by $4,014,729 due to anticipated sale of these mineral properties to Balmoral. The expected proceeds exceeded the then carrying value of these properties by $4,014,729. This amount was allocated to the properties in proportion to their carrying values prior to the write-down.

During the quarter ended December 31, 2010, the Corporation disposed of these Canadian properties for $3.7 million and 4.5 million Balmoral common shares as consideration. The gross proceeds were $8,875,000. The total carrying value of all the Canadian properties was $ 8,915,036 resulting in a loss of $70,355 after considering other transaction related charges and certain asset retirement obligations being assumed by the buyer.

The properties previously owned by the Corporation located in Quebec and Ontario are summarized as follows:

(i) Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec is approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (“Cyprus”) and International Taurus Resources Inc. (“Taurus”) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 7(b)(ii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

The remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’ 62% ownership in the Fenelon property and Cyprus’ interest in the Casa Berardi portfolio of properties.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(b)(i) Fenelon Project, Quebec (continued)

Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus. Upon making the total payment of $450,000, the Corporation would own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

During the fourth quarter of 2009, it was determined that, due to market conditions and management's intentions in respect of Fenelon, there was an impairment of the amounts capitalized in respect of this project. An impairment of $10,743,555 was recorded to reduce the carrying amount to the estimated fair value of $5,000,000. This represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

During the year 2010, the Company recorded a write-down and sold the Fenelon property.

(b)(ii) Casa Berardi Exploration Portfolio, Quebec

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

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus was for a 75% interest in this property with the remaining 25% interest with Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely. During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000. As of December 31, 2007 the Corporation had paid the final $75,000 instalment and received the 25% interest.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property. During 2009, the Corporation and Agnico-Eagle agreed to terminate the agreement.

During the year 2010, the Company recorded a write-down and sold the Martiniere and Northway properties.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(b)(iii) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of this property of $979,655 and the property expenditures totalling $2,134 were written off during the year 2010.

During the year 2010, the Company recorded a write-down and sold the Northshore property.

(c) Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments have been made to hold the claims in good standing until August 2011. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon management’s current plans with respect to the property.

As of December 31, 2010, the Corporation wrote off the carrying value of $200,000 as no exploration activity has occurred on this property in recent years.

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

8.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

8.	SHARE CAPITAL (continued)

Issued	Number of
	Common
	Shares	Amount
		$
Balance, December 31, 2007	115,662,976	60,087,914
Flow-through renunciation	-	(315,165)
Balance, December 31, 2008	115,662,976	59,772,749
Private placement – net of share issue costs	2,582,913	204,314
Balance, December 31, 2009	118,245,889	59,977,063
Flow-through renunciation (see below)	-	(63,850)
Private placements – net of share issue costs	9,603,383	1,393,081
Shares issued for plant purchase	1,250,000	212,500
Exercise of options	1,100,000	115,625
Re-class option exercised	-	77,250
Balance, December 31, 2010	130,199,272	61,711,669

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

During 2010, exploration expenditures relating to flow-through shares totalling $206,600 were renounced resulting in the Corporation recording a future tax liability of $63,850 with the offset charged to share issue costs.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through common shares, at a price of $0.16 per common share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 Units at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% cash finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation plant for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common shares issued were valued at $0.17 per share for $212,500.

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 Units at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share and one half of one common share purchase warrant, with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

8.	SHARE CAPITAL (continued)

As at December 31, 2010, the Corporation has stock options outstanding to acquire an aggregate of 10,560,000 common shares and are held by directors, officers, employees and consultants, exercisable at prices between $0.06 and $0.22 per share at varying times up until July 28, 2014.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2007	9,202,500	$0.61
Expired	(390,000)	$1.21
Cancelled	(6,862,500)	$0.68
Granted	2,385,000	$0.07

Balance, December 31, 2008	4,335,000	$0.14
Granted	7,325,000	$0.08

Balance, December 31, 2009	11,660,000	$0.10
Exercised	(1,100,000)	$0.12

Balance, December 31, 2010	10,560,000	$0.10

On May 26, 2008 and December 17, 2008, the Corporation cancelled a total of 5,752,500 options held by certain officers and directors with exercise prices significantly above market prices for nominal consideration. The remaining cancellations were due to terminations in the year.

The following table summarizes stock options outstanding and exercisable at December 31, 2010:

Number of
Options	Exercise Price	Expiry Date

1,900,000	$0.220	November 6, 2012
1,910,000	$0.070	August 6, 2013
2,530,000	$0.060	January 26, 2014
3,720,000	$0.085	March 18, 2014
500,000	$0.090	July 28, 2014

10,560,000

During the year ended December 31, 2010, under the fair value based method, $Nil (2009 – $356,887, 2008 - $96,119) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008

Risk free interest rate	-	1.84%	3.06%
Expected dividend yield	-	0%	0%
Stock price volatility	-	80%	78%
Expected life of options	-	5.0 years	5.0 years

The weighted average fair value of options granted during the year ended December 31, 2009 was $0.05 (2008 - $0.04) ..

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

8.	SHARE CAPITAL (continued)

Warrants

At December 31, 2010, the Corporation had 4,004,441 outstanding common share purchase warrants.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$

Balance, December 31, 2007	9,855,300	0.32
Expired	(5,574,080)	0.34

Balance, December 31, 2008	4,281,220	0.30
Expired	(4,281,220)

Balance, December 31, 2009	-
Granted	4,004,441	0.23

Balance, December 31, 2010	4,004,441	0.23

The following table summarizes the warrants outstanding and exercisable at December 31, 2010:

Number of
Warrants	Exercise Price	Expiry Date

1,666,858	$0.23	August 11, 2012
2,337,583	$0.23	August 24, 2012

4,004,441

Contributed Surplus

The following summarizes contributed surplus activity:

Amount
$
Balance, December 31, 2007	5,943,972
Stock-based compensation	96,119
Balance, December 31, 2008	6,040,091
Stock-based compensation	356,887
Balance, December 31, 2009	6,396,978
Re-class for options exercised	(77,250)
Balance, December 31, 2010	6,319,728

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amount
$
Accumulated other comprehensive income at December 31, 2008	95,286
Other comprehensive loss for the year - unrealized loss on available-for-sale securities	(274,878)
Realised gain on disposal of available-for-sale securities	(62,730)
Accumulated other comprehensive loss at December 31, 2009	(242,322)
Unrealized loss on available-for-sale securities - Hawthorne	(919,651)
Realised loss on disposal of available-for-sale securities – Hawthorne	1,205,004
Unrealized gain on available-for-sale securities – Balmoral, net of tax of $89,460	540,540
Accumulated other comprehensive gain at December 31, 2010	583,571

The components of other accumulated comprehensive income are:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Currency translation gain	43,031	43,031	43,031
Unrealized loss on Bayswater Uranium	-	-	(7,275)
Unrealized gain/(loss) on Hawthorne Gold Corp.	-	(285,353)	59,530
Unrealized gain on Balmoral Resources	630,000	-	-
	673,031	(242,322)	95,286

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	2010	2009	2008
	$	$	$

Management fees, consulting and salaries	292,590	440,601	335,877
Office and administration	12,358	46,203	113,922
Legal and accounting	134,928	121,655	104,700
Insurance	40,488	67,676	94,867
Public company expenses	208,223	115,646	226,836
	688,587	791,781	876,202

11.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2011 for office premises in Vancouver in the amount of $52,000 per year and for the office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7(a).

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

12.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the year ended December 31, 2010 the Corporation recovered management and consulting fees of $79,091 (2009 – $82,375; 2008 – $146,150) and general and administration expenses of $133,409 (2009 - $54,125; 2008 – $82,719) from these companies.

(b)	As at December 31, 2010, there were $2,629 (2009 - $4,741) of accounts receivable due from companies with certain directors in common.

13.	ASSET RETIREMENT OBLIGATION

Prior to the disposition of the Fenelon property, the Corporation’s asset retirement obligations consisted of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next 4 years. Significant reclamation and closure activities were to include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations prior to disposal was $37,783 (December 31, 2009 - $36,352). An accretion expense component of $1,431 (2009 - $1,360; 2008 - $1,723) has been charged to operations in the year ended December 31, 2010 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25% .

During the year 2010, as a result of disposition of the Fenelon project (note 7(b)), the liability accrued of $37,783 was written off against the loss of disposal for the property as it was assumed by the purchaser in the transaction. As at December 31, 2010, the Company has not yet incurred any retirement obligation in respect of the Copperstone Project.

14.	INCOME TAXES

(a) Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	$	$	$

Combined federal and provincial tax rates at the expected rate of 29.9% (2009 – 30.9%; 2008 – 31.0%)	(2,016,275)	(3,752,650)	(1,307,922)
Permanent differences	-	100,586	29,797
Change in valuation allowance	195,376	1,891,603	1,332,561
Future tax recovery resulting from reduction in statutory rate and expiry of loss carry-forwards and other	1,757,049	902,306	(389,714)
Write-off future income tax liability	-	(328,656)	-
Tax-effect of unrealized gains recorded to OCI	(89,460)	-	-

Recovery of income taxes	(153,310)	(1,186,811)	(335,278)

The Corporation has Canadian tax loss carry forwards of approximately $4.5 million as at December 31, 2010. The non-capital losses can offset future income for tax purposes which expire between 2026 and 2029. In addition, the Corporation has approximately $16 million of resource pools in Canada and $27 million in the United States as at December 31, 2010, which can be utilized to be deducted against future resource profits.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

14.	INCOME TAXES (continued)

The income tax recovery for the years ending December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	$	$	$

Current	-	-	-
Future tax recovery	(153,310)	1,186,811	335,278
	(153,310)	1,186,811	335,278

(b) Significant components of the Corporation’s future income tax assets and liabilities are as follows:

	2010	2009
	$	$

Future income tax assets:
Tax loss carry forwards-non-capital loss	2,443,895	3,480,976
Tax loss carry forwards- capital loss	160,789	-
Book and tax base differences on resource properties	3,313,422	3,079,274
Share issue costs	37,139	22,618
Book and tax base differences on office equipment	30,509	39,381
Marketable securities	-	41,233
Asset retirement obligation	-	9,779
	5,985,754	6,673,261
Valuation allowance	(5,896,294)	(5,700,921)
Future income tax assets	89,460	972,340

Future tax liabilities:
Mineral properties	-	(972,340)
Marketable securities	(89,460)	-
Net future income tax liabilities	-	-

15.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Fair values in the consolidated balance sheet:

The carrying amounts reported in the consolidated balance sheet for short term financial assets and liabilities, which includes cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate fair values due to the immediate or short-term maturities of these financial instruments.

The following is a classification of fair value measurements recognized in the consolidated balance sheet using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

	Fair value measurement at reporting date using:
	December 31, 2010	Quoted prices in active markets identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	3,104,650	3,104,650	-	-
Marketable securities	5,805,000	5,805,000	-	-

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

15.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

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

Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2010:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Lease Obligation – Payment to The Patch(1)	150,000	30,000	90,000	30,000	Nil
Living Trust on Copperstone Property
Mineral Property Interests – Filing Fees	931,000	186,000	621,000	30,000	94,000
Office Rental Agreement	25,000	25,000	Nil	Nil	Nil
Total	$1,106,000	$241,000	$711,000	$60,000	$94,000
(1) Amount in U.S. dollars.

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

15.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

ii)	Currency risk

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. Based on the balance in foreign currencies as at December 31, 2010, a variance in foreign currency exchange rate of 10% would not have a significant impact on the Corporation’s financial statements.

As of December 31, 2010, the Corporation held the following US$ financial instruments:

US$
Cash and cash equivalents	916,197
Accounts payable	(163,401)

752,796

Effect of 10% variation on US exchange:	75,280

b)	Credit risk

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

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. As of December 31, 2010, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments in the next fiscal year. The Corporation handles liquidity risk through the management of its capital structure.

CAPITAL MANAGEMENT

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

Reconciliation

The effect of measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of operations and deficit and cash flows is summarized as follows:

(i)	Assets

	2010	2009
	$	$

Total assets, under Canadian GAAP	41,583,325	45,335,078
Adjustment for mineral properties land use and deferred exploration costs (note 16(a))	(26,967,192)	(27,049,319)

Total assets, under US GAAP	14,616,133	18,285,759

(ii)	Liabilities

	2010	2009
	$	$

Total liabilities, under Canadian GAAP and US GAAP	1,079,376	724,292

(iii)	Deficit

	2010	2009
	$	$

Deficit, under Canadian GAAP	(28,111,019)	(21,520,933)
Adjustment for mineral properties land use and deferred exploration costs (note 16(a))	(26,965,467)	(27,384,597)
Stock-based compensation (note 16(b))	2,874,967	2,874,967
Elimination of accumulated deficit (note 16(e))	(18,683,952)	(18,683,952)
Adjustment for income tax and mineral properties	848,609	(848,609)
Adjustment for flow-through shares (note 16(g))	(1,080,960)	1,017,110
Marketable Securities (note 16(i))	(89,460)	-

Deficit, under US GAAP	(71,207,282)	(64,546,014)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation (continued)

(iv)	Share capital

	2010	2009
	$	$

Share capital, under Canadian GAAP	61,711,669	59,977,063
Elimination of share capital on deficit elimination (note 16(e))	18,683,952	18,683,952
Adjustment for flow-through shares (note 16(g))	230,626	166,776
Reclassification of warrant value to contributed surplus (note 16(h))	(90,454)	-

Share capital, under US GAAP	80,535,793	78,827,791

(v)	Contributed surplus

	2010	2009
	$	$

Contributed surplus, under Canadian GAAP	6,319,728	6,396,978
Stock-based compensation (note 16(b))	(2,874,967)	(2,874,967)
Warrant value (note 16(h))	90,454	-

Contributed surplus, under US GAAP	3,535,215	3,522,011

(vi)	Accumulated Other Comprehensive Income

	2010	2009
	$	$

Accumulated other comprehensive income, under Canadian GAAP	583,571	(242,322)
Marketable Securities (note 16(j))	89,460	-

Accumulated other comprehensive income, under US GAAP	673,031	(242,322)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation (continued)

(vii)	Net loss and loss per share for the year

	Years ended December 31
	2010	2009	2008
	$	$	$

Loss for the year, under Canadian GAAP	(6,590,086)	(11,041,089)	(3,883,826)

Adjustment for mineral property land use and deferred exploration costs (note 16(a))	(1,741,872)	(1,840,431)	(3,264,938)

Adjustment for income taxes related to mineral properties adjustments (note 16(a))	-	(848,608)	50,170

Adjustment for flow through shares (note 16(g))	(63,850)	-	-

Adjustment to mineral property impairment loss (note 16(a))	1,824,000	3,674,933	-

Adjustment for marketable securities (note 16(i))	(89,460)	-	-

Loss for the year, under US GAAP	(6,661,268)	(10,055,195)	(7,098,594)
Other comprehensive income (loss):
Unrealized gain (loss) on available- for-sale marketable securities	825,893	(337,608)	194,867

Comprehensive loss, under US GAAP	(5,835,375)	(10,392,803)	(6,903,727)
Weighted average number of common shares outstanding under US GAAP, basic and diluted	122,765,013	117,594,853	115,662,976
Basic and diluted loss per share, under US GAAP	(0.05)	(0.09)	(0.06)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation (continued)

(viii)	Statement of Cash Flows

Cash provided by (used in) operating activities

	Years ended December 31
	2010	2009	2008
	$	$	$

Cash provided by (used in) operating activities, under Canadian GAAP	(512,925)	(629,049)	131,893
Adjustment for mineral properties and deferred exploration (note 16(a))	(2,016,087)	(1,840,431)	(3,725,264)
Cash used in operating activities, under US GAAP	(2,529,012)	(2,469,480)	(3,593,371)

Cash provided by (used in) investing activities, under Canadian GAAP	1,332,672	(1,267,978)	(1,747,320)
Adjustment for mineral properties and deferred exploration (note 16(a))	2,016,087	1,840,431	3,725,264
Cash provided by (used in) investing activities, under US GAAP	3,348,759	572,453	1,977,944

Cash provided by financing activities, under Canadian GAAP	1,326,980	204,314	-
Cash provided by financing activities, under US GAAP	1,326,980	204,314	-

Cash and cash equivalents, beginning of year under Canadian GAAP and US GAAP	957,923	2,650,636	4,266,063
Cash and cash equivalents, end of year, Canadian GAAP and US GAAP	3,104,650	957,923	2,650,636

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Mineral properties and deferred exploration costs (continued)

prior to such determination. Accordingly, for all periods presented, the Corporation has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes relate to mineral property acquisition costs. This difference in accounting treatment has a consequential impact on the amount of impairment loss recorded.

For Canadian GAAP, cash flows relating to mineral exploration property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)	Stock-based compensation

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123 – ASC718”), the Corporation continued to measure compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock-based compensation as prescribed by APB Opinion No. 25 and related interpretations until January 1, 2005. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. As the exercise price of options granted by the Corporation to employees and directors is equal to or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors resulted in no compensation expense for US GAAP purposes for any of the periods presented.

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

Effective January 1, 2006, the Corporation adopted the fair value measurement method for stock-based compensation under US GAAP. As a result, accounting for stock-based compensation under Canadian and US GAAP has resulted in no material differences.

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

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)	Elimination of accumulated deficit

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

For US GAAP, the amount received by the Corporation on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Corporation renounces the qualified expenditures. As at December 31, 2010, total flow-through share fair value premiums liabilities were nil – (2009 and 2008 – nil) under US GAAP.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of US GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with US GAAP. As at December 31, 2010 unexpended flow-through funds were nil (2009 and 2008 - nil).

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

	2010	2007

Risk-free interest rate	1.23%	3.75%
Expected dividend yield	0%	0%
Stock price volatility	59.8%	50.5%
Expected life of options	1.0 years	1.5 years

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The weighted average fair value of warrants granted during the year ended December 31, 2010 was $0.03 (2007 - $0.02) per warrant.

Under US GAAP, share capital would be reduced and contributed surplus would be increased by $90,454 (2007 - $75,000) to reflect the relative fair values of the shares and warrants.

(i)	Marketable Securities

Under Canadian GAAP, the Corporation recognized an income tax recovery of $89,460 due to the existence of a future tax liability being created from realized gains on marketable securities in 2010. Under US GAAP, this future tax recovery would be recognized in other comprehensive income.

(j)	Recently Announced Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU No. 2009-13”) pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (“ASC”) 605-25 “Revenue Recognition - Multiple-Element Arrangements”. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Because we are adopting IFRS when this guidance is applicable, this standard is not expected to affect our consolidated statements of financial position or results of operations.

17.	SUBSEQUENT EVENTS

a)

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million Units at a price of $0.35 per Unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. The Corporation incurred cash share issuance costs of $181,726 as of December 31, 2010. Such costs have been deferred on the balance sheet at December 31, 2010 and will be netted against share issue proceeds in share capital upon closing.

b)	Subsequent to December 31, 2010, 6,895,000 stock-options were granted to employees, Officers and Directors of the Corporation exercisable at $0.39 expiring March 2, 2016.

c)

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations. The Company will perform partial reclamation work at the Copperstone site concurrent with mining operations, as described in the mine plan of operations.

ITEM 18. FINANCIAL STATEMENTS

See Item 17.

ITEM 19. EXHIBITS

Exhibit
Number	Description
1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)
2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)
4.1	Employment Agreement for Brian Kirwin.(2)
4.2	Employment Agreement for Giulio Bonifacio. (2)
4.3	Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated December 21, 2004.(2)
4.4	Amendment to Arrangement Agreement among the Corporation, Taurus, Fairstar, Old Bonanza and FairstarSub dated February 21, 2005.(3)
4.5	Amended Employment Agreement for Brian Kirwin dated July 1, 2006 (4)
4.6	Amended Employment Agreement for Giulio Bonifacio dated July 1, 2006 (4)
4.7	Amended Employment Agreement for Giulio Bonifacio dated May 1, 2007(5)
4.8	Mineral Property Option Agreement between the Corporation and Cusac Gold Mines Ltd. dated June 7, 2007(5)
4.9	Option Assignment and Amending Agreement among Cusac Gold Mines Ltd., Hawthorne Gold Corp. and the Corporation dated December 19, 2007(5)
4.10	Northway Option Agreement between the Corporation and Agnico Eagle Mines Ltd. dated November 15, 2007(5)
4.11	Mineral Option Amending Agreement between the Corporation and Hawthorne Gold Corp. dated December 22, 2008(6)
4.12	Purchase Agreement between the Corporation and Balmoral Resources Ltd. dated November 3, 2010
8.0	List of Principal Subsidiaries.(1)
11.0	Code of Ethics.(1)
12.1	Section 302 Certification by Chief Executive Officer.
12.2	Section 302 Certification by Chief Financial Officer.
13.1	Section 906 Certification by Chief Executive Officer.
13.2	Section 906 Certification by Chief Financial Officer.

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Form 6-K filed with the SEC on March 8, 2005.

(4)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on March 30, 2007.

(5)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on April 1, 2008.

(6)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on March 31, 2009.

(7)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 31, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	"Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date:	March 31, 2011