Form 20-F
period 2011-12-31
American Bonanza Gold Corp.
filed 2012-04-02
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Commission File No.: 000-29916

AMERICAN BONANZA GOLD CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1238 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4
(Address of principal executive offices)

Catherine Tanaka, Corporate Secretary
Tel: 604-688-7511
Fax: 604-681-0122
Email: ctanaka@americanbonanza.com
Suite 1238 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4
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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2011: 198,549,355 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes [   ]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
US GAAP [ ]	by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]       Item 18 [   ]

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

“Bonanza”, “Company”, “Corporation” and “New Bonanza” mean American Bonanza Gold Corp., a corporation incorporated under the BCA on December 10, 2004 as 0710887 B.C. Ltd., and its subsidiaries, unless the context suggests otherwise;

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

“NI 43-101” means Canadian National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, “Standards of Disclosure for Mineral Projects”, which governs all oral and written disclosure of scientific or technical information, including disclosure of a mineral resource or reserve, made by or on behalf of a Canadian company in respect of a mineral project. NI 43-101 uses for the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum. Those definitions are reproduced below in this Glossary for the convenience of readers;

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

“Taurus” means International Taurus Resources Inc., a corporation incorporated pursuant to the laws of the Province of British Columbia; and

“TSX” means the Toronto Stock Exchange.

NOTE TO UNITED STATES READERS
REGARDING DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

Financial Information

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), and they are subject to Canadian auditing and auditor independence standards. IFRS differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP”) or (“United States GAAP”), and thus our financial statements may not be comparable to financial statements of United States companies.

Resource and Reserve Estimates

Certain terms contained in this Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties.

In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements, particularly as they relate to the actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing of commencement of and amount of estimated future production, capital expenditures, operating costs, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, the expectation that the Corporation will be able to improve gold recoveries and operating efficiencies, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage, credit payment risks, global financial conditions and the timing or magnitude of such events are inherently risky and uncertain.

Key assumptions upon which the Corporation’s forward-looking statements are based include the following:

  the price for gold will not fall significantly below the price assumptions used in the Study (as defined below) contained in the Revised Copperstone Report (base case $962/oz);
  the assumptions in the financial analysis in the Revised Copperstone Report are materially accurate;
  the Corporation will be able to secure additional financing to continue its exploration and development activities;
  there will be no significant adverse changes in currency exchange rates;
  there will be no significant changes in the ability of the Corporation to comply with environmental, safety and other regulatory requirements;
  the Corporation will be able to obtain regulatory approvals in a timely manner;
  the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;
  the Corporation’s capital costs and operating costs will not increase significantly;
  the Corporation will be able to procure mining extraction equipment in a timely manner;
  key personnel will continue their employment with the Corporation;
  the Corporation will be able to transition to owner operated mining from contract mining without significant cost increases or consequential decreases in operating efficiency; and
  additional assumptions are included, among other places, in this Annual Report under Item 4. “Information on the Corporation”.

These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Corporation’s forward-looking statements are based. Investors are advised to carefully review and consider the risk factors identified in this Annual Report under the heading “Risk Factors” for a discussion of the factors that could cause the Corporation’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Corporation’s business, financial condition and prospects that is included in this Annual Report including the documents incorporated by reference herein.

Although the Corporation believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Corporation on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. The forward looking statements expressed herein are made as of the date of this Annual Report. The Corporation does not undertake to update such forward looking statements except where required to do so by law. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this Annual Report are expressly qualified by this cautionary statement.

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

Anomaly	An area defined by one or more anomalous points.
Argillaceous	Rocks or substances composed of clay, or having a notable proportion of clay in their composition.
Argillite	A sedimentary rock composed of compacted mud and clay particles.
Argillic	Pertaining to clay or clay minerals.
Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.
Assemblage	A biostratigraphic unit defined and identified as a group of associated fossils.
Au	Aurum (Latin for gold) used as an abbreviation for gold.
Axial trace	The intersection of the axial plane of a fold with the surface of the earth or any other specified surface.
Azurite	A deep blue common secondary mineral.
Barite	A mineral. The principal ore of barium.
Biotite	Common rock-forming mineral, dark brown to green in colour.
BLM	Bureau of Land Management, the United States federal lands administrative authority.
Bonanza-grade	More than 34 grams of gold per tonne or more than one troy ounce of gold per ton.
Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Bulk sample	A large sample consisting of tons or hundreds of tons which is then milled and the grade computed from the results.
Bull quartz	White, coarse-grained, barren quartz.
C-Zone	North-east of the open pit at the Copperstone property.
Calcite	A mineral, calcium carbonate. One of the commonest minerals. The principal constituent of limestone.
Carbonate vein	A vein consisting chiefly of carbonate minerals, such as limestone or dolomite.
Chalcopyrite	Copper pyrites. A mineral. An important ore of copper.
Channel-sample	Material sampled from a groove cut across a rock exposure.

Chlorite	Silicates closely related to micas. Common in low-grade metamorphic rocks.
Chrysocolla	A mineral. Usually in green to blue-green masses.
Crosscut	A horizontal opening driven across the direction of the main workings.
D Zone	North of the mineral reserves at the Copperstone property.
Decline	A passage or tunnel driven at a decline from the surface for the working of a mine.
Deformation	Any change in the original form or volume of rock masses produced by tectonic forces; folding, faulting, and solid flow are common modes of deformation.
Dip	The acute angle that a rock surface makes with a horizontal plane. Direction of dip is always perpendicular to strike.
Doré	Unparted gold and silver poured into moulds when molten to form buttons or bars.
Drift	Workings driven in or near a mineralized zone and parallel to the course of the vein or the long dimension of the mineralized zone.
Drifting	Proceeding with mining to create a drift.
Electron	The elementary particle of mass 9 x 10-28 grams and unit electrical charge.
Epidote	A common mineral in metamorphic rocks.
Fabric	The orientation in space of the elements of which a rock is composed
Face	The surface exposed by excavation. The working face, front, or forehead is the face at the end of the tunnel heading, or at the end a full-size excavation,
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

	(C$)
	2011	2010	2009	2008	2007
Average Rate During Period	0.9866	1.0299	1.1373	1.0693	1.0665

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	(C$)
	Feb/12	Jan/12	Dec/11	Nov/11	Oct/11	Sep/11
High Rate	1.0040	1.0295	1.0423	1.0522	1.0658	1.0482
Low Rate	0.9844	0.9966	1.0052	1.0055	0.9892	0.9736

On December 30, 2011, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.0170 CDN.

On March 28, 2012, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $0.9984 CDN.

Selected Financial Data

The following tables sets forth selected financial information for the Corporation for the period of January 1, 2007 to December 31, 2009 under Canadian and U.S. GAAP as well as for the period January 1, 2010 to December 31, 2011 prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information for the last two fiscal years ended December 31, 2011 and 2010 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2010 and the Company’s financial information for 2010 has been restated to comply with IFRS. Information prior to the transition date has not been restated. The consolidated financial statements included in Item 17 in this Annual Report are prepared under IFRS.

Reported under IFRS	For the Year Ended December 31,

	2011	2010
	$	$
Net loss	(5,392,433)	(6,164,028)
Net loss per share	(0.03)	(0.05)
Weighted average number of shares	182,241,377	122,765,013
Total cash and cash equivalents	1,822,511	3,104,650
Working capital	(1,265,503)	7,979,474
Total liabilities	6,391,530	1,079,376
Total assets	63,695,854	36,463,574
Shareholders’ equity	57,304,324	35,384,198

Reported under Canadian and U.S.
GAAP	For the Year Ended December 31,

	2009	2008	2007
	$	$	$
Net loss (Canadian GAAP)	(11,041,089)	(3,883,826)	(946,457)
Net loss per share (Canadian GAAP)	(0.09)	(0.03)	(0.01)
Net loss (U.S. GAAP)	(10,055,195)	(7,098,594)	(2,456,339)
Net loss per share (U.S. GAAP)	(0.09)	(0.06)	(0.02)
Weighted average number of shares	117,594,853	115,662,976	100,958,861
Total cash and cash equivalents	957,923	2,650,636	4,266,063
Working capital	2,638,431	5,726,261	5,963,158
Total liabilities	724,292	1,739,187	1,626,804
Total assets (Canadian GAAP)	45,335,078	57,167,469	60,963,361
Total assets (US GAAP)	18,285,759	28,283,648	35,009,200
Shareholders’ equity (Canadian GAAP)	44,610,786	55,428,282	59,336,557
Shareholders’ equity (US GAAP)	17,561,467	27,393,069	34,200,947

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Uncertainties and risks relating to the start-up of operations at the Copperstone Mine

There are inherent construction and permitting-related risks to the development of all new mining projects. These risks include:

  availability, delivery and successful startup and operation of critical equipment;

  hiring of key personnel for construction, commissioning and operations;

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

Additional Funding Requirements

The Corporation believes it has sufficient funds to restart mining at the Copperstone Mine. If there is a shortfall in the funds required, the Corporation will require additional financing in the near future in order to complete commissioning of the mine and to complete the advancement of the Copperstone Mine into commercial production and to carry out its other acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause a delay in the development timeline of the Copperstone Mine, cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities, delay or indefinitely postpone further exploration and development of its projects with the possible loss of such properties and reduce or terminate its operations. If the Corporation’s future revenues decrease as a result of lower commodity prices, or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available on terms acceptable to the Corporation to meet these requirements or be available on favourable terms.

Permits and Licenses

The operations of the Corporation will require licenses, permits and other approvals from various governmental authorities, including those responsible for managing the use of public lands and management of public resources such as air and water. Governmental authorities that have issued permits include: the United States Department of the BLM, the ADEQ, the EPA, La Paz County in Arizona, the United States Mine Safety and Health Administration (“MSHA”), the Arizona State Mine Inspector, and the United States Federal Communication Commission (the “FCC”). There can be no assurance that the Corporation will be able to maintain all necessary licenses and permits that may be required to carry out exploration, development, construction and operation of the Copperstone Mine. The failure to obtain a material permit or license, or the loss of such permit or license, could have a material adverse effect on the Corporation’s business and operations.

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

Mining operations generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, delaying or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Corporation.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and resources estimates for the Corporation’s properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters, which may or may not prove to be correct. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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

Prices, Markets and Marketing of Natural Resources

The price of the Common Shares, the Corporation’s financial results and exploration, development and mining activities are anticipated to be significantly adversely affected by declines in the price of gold and silver. The price of gold fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. Future serious declines in the price of gold could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of gold, cash flow from future mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Copperstone Mine is dependent on gold prices that are adequate to make these properties economic. Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection, are all factors which may effect the marketability and price of natural resources. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in the Corporation not receiving an adequate return for shareholders.

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

Going Concern

The ability of the Corporation to continue as a going concern is dependent on its ability to attain profitable operations. If the profitability of operations is delayed, additional financing may be necessary to achieve this profitability. With the Corporation currently transitioning from commissioning stage to commercial production, it may require additional financing to carry out its near-term operating plans and achieve the required profitability. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the gold prepayment facility noted previously. In addition, the Corporation now has evidence of its ability to produce saleable gold concentrates based on the preliminary operating statistics and sales information available subsequent to year end.

Reliance on Operators and Key Employees

The success of the Corporation will be largely dependent upon the performance of its management and key employees. The Corporation does not have any key man insurance policies and therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Corporation. In assessing the risk of an investment in the Corporation’s Common Shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the management of the Corporation. (See Item 6 “Directors, Senior Management and Employees”).

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

Negative Operating Cash Flow

The Corporation had negative operating cash flow for its financial year ended December 31, 2011. Until at least such time as the Corporation is able to produce revenue from operations, the Corporation does not expect to have any positive cash flow. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves to fund such negative cash flow.

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

A U.S. holder of common shares may suffer adverse U.S. federal income tax consequences if the Corporation is determined to be a “passive foreign investment company”.

If the Corporation is a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. shareholder’s holding period for its common shares, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Corporation believes that it was classified as a PFIC during the tax year ended December 31, 2011, and may be a PFIC in subsequent tax years. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

The Corporation’s registered and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, BC, V6C 4N7. The Corporation’s corporate head office is located at Suite 1238 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone number (604) 688-7523 and its exploration office is located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 198,549,355 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2011. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

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

Termination of Noyon-Northway Joint Venture

On November 15, 2007, the Corporation entered into a letter of intent with Agnico-Eagle Mines Limited ("Agnico-Eagle"), to jointly explore and develop the Noyon-Northway Property and Agnico-Eagle's adjoining Vezza Property. The letter of intent was replaced by a formal option and joint venture agreement on December 10, 2007. On July 20, 2009, Agnico-Eagle elected to terminate the Option Agreement. Under the terms of the Option Agreement, because Agnico-Eagle did not exercise its option, each company resumed full ownership of its respective Properties that were subject to the Option Agreement. Bonanza assumed ownership of the Noyon-Northway Properties on the Termination Date without any obligations to Agnico-Eagle.

The Copperstone Mine

The Corporation’s focus for the past three years has been on the development, construction and commencement of commercial production at the Copperstone Mine. In connection with this goal, on February 3, 2010 the Corporation Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone). The Study began during 2008, and was designed to update the preliminary economic assessment completed on March 27, 2006. Based on the Study, the Corporation determined to proceed with the development of the Copperstone Mine. The following are the milestones the Corporation met during 2010, 2011 and the first two months of 2012 towards commercial production at the Copperstone Mine.

Purchase of Mill Equipment

On August 16, 2010, Bonanza completed the purchase of a 700 ton per day milling and flotation/gravity plant for the Copperstone Mine. The mill was located in Calumet, Michigan, and includes a rod mill, ball mill, fume scrubber, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill did not include a crusher and crusher building, which Bonanza purchased separately. The mill had operated for only two years and is in very good condition, and comes with a full set of engineering drawings, which will help accelerate construction timelines and reduce costs. The purchase price paid by the Company for the plant, being US$400,000 in cash and 1,250,000 Common Shares (the “Mill Shares”) of Bonanza, for a total purchase price of approximately US$612,500 (based on a valuation for the Mill Shares of $0.17 per share) represented significant cost savings to the Company.

In addition to the milling facilities, the Corporation also purchased a jaw crusher and a cone crusher. The jaw crusher is a Nordberg P1008VF Portable Jaw Plant with ST1008 Jaw Crusher (32" x 40"), a 16 foot x 44" Vibrating Grizzly feeder, a Kent Model KHB-86 Rock Breaker with 16' Boom and an associated control tower. The crusher has a capacity of up to 200 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. The equipment was purchased from Earthworks Machinery Company of Roseville, California. The cone crusher is a Nordberg 4 foot cone crusher and includes a 16 foot x 6 foot screen and associated conveyors and motors. The Equipment was delivered to the Copperstone Mine in 2011. The equipment was purchased from J.W. Jones Company of Paragon, Indiana.

Construction on the Copperstone Mine and Tailings complex commenced and was completed during 2011. Mining commenced during 2011, and in February, 2012, the Corporation made its first shipment of concentrate from the Copperstone Mine.

Mine Contractor

On November 2, 2010 the Corporation determined it would retain Mining and Environmental Services LLC (“MES”), of Idaho Springs, Colorado, to conduct contract mining at Copperstone. MES entered into a formal agreement with the Corporation on March 23, 2011. Bonanza and MES mutually agreed to terminate the Mining Agreement and Professional Services Agreement, effective October 11, 2011. The Corporation purchased a mining fleet for the transition to owner-mining in October 2011. The mining equipment purchased includes drill jumbos, loader-hauler-dumpers, exploration and production drills, ore haul trucks, a rock bolter and other specialized underground mining equipment.

Permitting

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

On April 20, 2011 Bonanza received the final key permit required for gold mining and processing at Copperstone. The aquifer protection permit (the "APP") was issued by the Water Quality Division of the Arizona Department of Environmental Quality (the "ADEQ") as aquifer protection permit number P-106172. The Corporation now has all permits necessary to conduct mining operations in accordance with the Revised Copperstone Feasibility Study.

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

Equity Financing

During 2011 the Corporation completed two public offerings by way of short form prospectus.

On January 21, 2011, the Corporation closed a marketed public offering of units including those issued pursuant to the over-allotment option, which was exercised in full by Wellington West Capital Markets Inc. (the “Agent”) (the “Offering”). A total of 50 million units were sold, at a price of $0.35 per unit, for gross proceeds of $17.5 million. Each unit consists of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The warrants will not be listed for trading. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. Share issue cost related to this financing totaled $1,794,787 including the fair value of Agent warrants estimated as $314,375 using the Black-Scholes pricing model.

On September 29, 2011, the Corporation closed a bought financing deal of 11,500,000 common shares issued at $0.53 per share for gross proceeds of $6,095,000 (“the Offering”). The Corporation paid a cash commission equal to 6% of the gross proceeds of the Offering and issued agent warrants to purchase that number of common shares of the Corporation equal to 6% of the Offering at a price of $0.61 per share, exercisable until March 29, 2013. An over-allotment option was exercised in full resulting in the issuance of an additional 1,725,000 shares at a price of $0.53 per share on October 27, 2011 for gross proceeds of $914,250. Share issue cost related to this financing totaled $820,085 including fair value of Agent warrants estimated as $67,412 using Black-Scholes pricing model.

The planned use of funds from the two offerings which closed during 2011, are summarized below (in $ millions):

	Planned use of funds:
		September	Total
	January 2011	2011	Financing	Actual
Processing Plant	5.2	-	5.2	7.8
Underground development	2.7	4.5	7.2	6.7
Tailing	1.7	-	1.7	4.1
Mine Operation start up	2.9	-	2.9	3.1
Reclamation bond	1.1	-	1.1	1.5
Commission cost	2.3	-	2.3	-
Contingency	1.3	-	1.3	1.3
Accelerate exploration drilling	-	1.0	1.0	-
Corp. G&A	0.6	-	0.6	0.8
Total	17.8	5.5	23.3	25.3

The shortfall of approximately $2 million was funded with the subsequent prepayment facility that was completed by the Corporation.

During 2010 the Corporation completed several private placements of equity securities. On June 16, 2010, the Corporation completed a private placement of 1,594,500 flow-through Common Shares at a price of $0.16 per Common Share for proceeds of $255,000. On August 11, 2010, the Corporation completed a private placement of 3,333,717 units, at a price of $0.15 per unit for proceeds of $500,058. Each unit consisted of one Common Share, and one half of one Common Share purchase warrant, with each full warrant entitling the holder to acquire one Common Share at a price of $0.23 per unit until August 11, 2012. On August 24, 2010, the Corporation completed a private placement of 4,675,166 units at a price of $0.15 per unit for proceeds of $701,275. Each unit consisted of one Common Share, and one half of one Common Share purchase warrant, with each full warrant entitling the holder to acquire one Common Share at a price of $0.23 per unit until August 24, 2012.

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
Ontario exploration projects

The proceeds of the August 11, 2010 and August 24, 2010 financings were allocated to complete the purchase of the Calumet Mill, for development of the Copperstone Mine and working capital. All funds were used for the purchase and transportation of the mill and development of the Copperstone Mine, and no funds were used for working capital. The following table describes how these funds were used:

Use	Amount $
Purchase of Mill	1,003,081(1)
Development of Copperstone Mine	198,194(2)

Notes:
(1)	Includes the purchase price for the Calumet Mill, disassembly and a portion of the costs of transporting the mill to the Copperstone Mine site.
(2)	Includes payment to the Bureau of Land Management, ongoing engineering, and site maintenance.

B.	Business Overview

General

The Corporation’s most important property is the Copperstone project located in Arizona. The Corporation also holds interests in several exploration projects located Nevada and Arizona, which are less material to the Corporation due to their less advanced status.

The Corporation’s current primary business objective is to operate the Copperstone Gold Mine in Arizona. On February 3, 2010 Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone).

As a mining company in the exploration and development stage, the future liquidity of the Corporation will be affected principally by the level of exploration and development expenditures and by its ability to generate sufficient cash flows from the Copperstone Mine or to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s working capital is sufficient for its planned expenditures in 2012 at the Copperstone Mine.

The following sets forth the aggregate cumulative expenditures, net of cost write-down, made by the Corporation on certain of its projects as at the end of each fiscal period set out below:

Summary of Cumulative Project Expenditures
Project	2011	2010	2009	2008	2007
	$	$	$	$	$
Copperstone	58,413,514	27,202,998	28,885,347	27,315,717	24,938,311
Fenelon	-	-	5,000,000	15,509,685	14,768,533
Taurus	-	-	-	-	5,324,013
Gold Bar	-	-	200,000	200,000	1,062,471
Northway	-	-	4,644,865	4,626,469	4,223,809
Martiniere	-	-	3,243,735	3,225,200	3,129,259
Northshore	-	-	-	-	914,286
Other	-	-	-	-	190,542
Pamlico	-	-	-	-	-
	58,413,514	27,202,998	41,973,947	50,877,071	54,551,224

C.	Organizational Structure

As of December 31, 2011, the only active subsidiary of the Corporation was its wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation). The following diagram sets out the corporate structure of the Corporation and its active subsidiary as of March 28, 2012:

(1)	Bonanza Explorations Inc. owns the Copperstone Property in Arizona, Gold Bar Project, Nevada, and other exploration properties located in Arizona and Nevada.

D.	Property, Plants and Equipment

Copperstone

General

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005 for a further 10 year term. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to a maximum of 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

Copperstone Gold Project

In August, 1998, Old Bonanza entered into an agreement with Arctic Precious Metals Inc. (“APMI”), a wholly owned subsidiary of Royal Oak Mines Inc. (“Royal Oak”), to explore and develop the Copperstone Project in La Paz County, Arizona, U.S.A. Under the agreement, Old Bonanza acquired 25 percent of APMI’s leasehold interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the project to 80 percent through property expenditures of US$3 million and a future cash payment to APMI of US$1 million. In 1995 APMI had acquired a renewable lease for the Copperstone Project from the Patch Living Trust.

In April, 1999, APMI became subject to Chapter 11 proceedings under U.S. bankruptcy law and in November, 1999 Old Bonanza entered into a conditional Purchase and Sale Agreement with APMI, concerning the purchase by Old Bonanza of the 75 percent interest owned by APMI in the Copperstone project.

In March, 2002, Old Bonanza acquired all APMI’s leasehold interest in the Copperstone Project by obtaining an assignment of APMI’s interest in the lease with the Patch Living Trust. The assignment was approved in a lengthy US Bankruptcy Court process. As a result, Old Bonanza’s interest in the Copperstone Project increased from 25 percent to 100 percent, subject only to the existing lease and its royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Brascan Financial Corporation which was repaid in October 2003.

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

On February 14, 2002, Old Bonanza entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a) assumption of a total of US$325,000 of Copperstone related liabilities, all of which were paid or settled by December 31, 2003;

(b) assumption of an estimated CDC payroll tax liability of up to US$180,000, which was paid in 2007;

(c) US$345,000 payable to CDC and or its principal on or before July 31, 2002 (paid);

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

Title

The Copperstone Project totals approximately 11,788 acres and is located in La Paz County, Arizona, about 16 km north of the town of Quartzite. The property consists of 546 contiguous unpatented lode mining claims covering an area of approximately 10,502 acres (20.6 acres per claim). The property also includes two mineral leases on Arizona State mineral lands in T 7 N, R 19 W, sections 6 and 7 totaling approximately 1,338 acres.

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$76,000. Annual lease fees paid to the State of Arizona in 2011 was approximately $16,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a maximum of 6 percent production gross royalty if the price of gold is over US$551 per ounce. In addition, the D-Zone is subject to a 3% royalty on the first 50,000 tons of mineralized material extracted from a specific portion of the D-Zone.

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

Significant infrastructure exists from the previous Cyprus mining operation conducted from 1988 to 1993. Prior to 2011, the infrastructure consisted of office, shops, storage facilities, various housing trailers, power, and water. Operational water can be available from existing on-site wells while potable water must be trucked on site. Presently, the mine communication utilizes a satellite phone, cell phones, and satellite internet. See “Current Work Programs” section below for an update on the infrastructure present at Copperstone.

The Copperstone Property is located on sandy desert terrain, with scattered small hills and local sand dunes. The area is relatively flat with surface elevations ranging from about 725 to 900 feet.

History

During the period 1987 to 1993, Cyprus Minerals (“Cyprus”) operated a 2,500 ton per day open-pit mine at Copperstone that produced approximately 500,000 ounces of gold from the Copperstone fault. The mine was closed at the economic limit of open-pit mining. Reported production by Cyprus at Copperstone of 514,000 oz of gold from 5,600,000 Mt of ore grading 0.089 oz/t of gold.. Gold recovery for the life of mine was 89 percent. The strip ratio of the pit was 10:1. Cyprus drilled 496 reverse circulation and 73 core holes for a total of 569 holes. Following the mine closure in 1993, Cyprus reclaimed the tailings pond and removed the Carbon-in-Pulp mill. Office, shop and warehouse facilities remain at the site. Furthermore, the 69 kv power line and substation remains in service, together with the three water wells with a 200 hp pumping capacity.

Santa Fe Pacific Gold Corporation (Santa Fe) leased the property in 1993 and completed 12,500 ft of reverse circulation drilling on seven exploration targets. Santa Fe intersected significant gold mineralization in the footwall of the Copperstone fault with hole DCU-8 having an intercept assaying 0.646 oz/t of gold over 15 ft.

In 1995, Royal Oak Mines leased the property from the Patch Living Trust and drilled 35 drill holes totaling about 25,875 ft between 1995 and 1997. The drill program concentrated on deep extensions of the mineralization in the Copperstone Fault to the north and down dip to the east of the open pit. Results showed several high-grade gold intersections to the north and east of the open-pit with potential for underground mining.

In August of 1998, Old Bonanza (then operating under the name Asia Minerals) entered into a joint venture with Royal Oak Mines to explore and develop the Copperstone property. During the summer of 1998, Old Bonanza drilled 15 holes with a total of about 10,050 ft of drilling completed. A series of drill holes within what was then termed the D-Zone showed relatively high-grade gold intersections. In early 2000, Old Bonanza conducted additional diamond and reverse-circulation drilling with a total footage of 7,470 ft. The holes were designed to test the strike extension of the D-Zone with the best intercept in hole A00-10 which assayed 0.943 oz/t Au over 10.5 ft

Geology

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

Mineral Resource and Mineral Reserve Estimations

On February 3, 2010, Bonanza announced the positive results of its 2010 Feasibility Study (the “Study”) at Copperstone. The Study was prepared under the guidance of Todd Fayram, B.S. Eng, MMSA-QP(M). On March 17, 2010 Bonanza received the Original Copperstone Report, which included the Study. On December 20, 2010, the British Columbia Securities Commission advised the Corporation that it did not consider Todd Fayram to be independent of the Corporation, and accordingly advised that the Original Copperstone Report did not comply with National Instrument 43-101. On January 10, 2011, Bonanza received the Revised Copperstone Report, which also included the Study and which was prepared by authors independent of the Company for the purposes of NI 43-101. The Revised Copperstone Report restates and replaces the Original Copperstone Report. The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone Mine. Subject to the assumptions made in the Study, the Study demonstrated mining the Copperstone Mine would be profitable.

Mineral Reserves

Mineral Reserves at Copperstone identified by the Study and used for the economic analysis are developed as of January 10, 2011:

Reserve Classification	Tonnes	Grade (g/tonne Gold)	Contained Grams of Gold	Contained Ounces of Gold
Proven Reserves	904,000	8.8	7,930,000	255,000
Probable Reserves	6,000	6.3	37,000	1,000
Proven & Probable	910,000	8.8	7,970,000	256,000

These diluted Mineral Reserves at Copperstone were calculated by Chris Fedora, under the supervision of Tom Buchholz, B.S. Eng, MMSA-QPM under NI43-101, using a 4.5 g/t cutoff grade, both acting through Vezer’s Industrial Professionals, an independent consulting firm contracted by Bonanza to perform underground mine design, stope planning, mine scheduling, and calculate mineral reserves. Numbers may not add up due to rounding. Reserves were calculated using the Key Base Case assumptions set out below and further described below in the Highlights of the Feasibility Study section (please refer to the Feasibility Study for a complete review of assumptions, risks and other disclosure regarding the Study):

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

These Mineral Reserves are based on a Reserve cutoff grade of 4.5 g/tonne gold, and capped at 171 g/tonne gold. The mine has been designed primarily as a trackless drift and fill mining operation, with ramp access and paste backfilling. Mining dilution across the life of the project is estimated at 10.3% . Pre-production development and mining of gold bearing Reserves has begun in the D-Zone, north of the existing open pit, where Bonanza has exposed Proven Mineral Reserves in a tunnel driven from the north end of the open pit. Truck haulage is underway, transporting the ore from the underground mine to the surface processing facility.

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

Mineral Resources identified at Copperstone and included in the Study (which include the Mineral Reserves set out above) are set out in the below table:

Resource Classification	Tonnes	Grade (g/tonne Gold)	Contained Grams of Gold	Contained Ounces of Gold
Measured	933,000	10.4	9,600,000	311,000
Indicated	8,000	7.9	65,000	2,000
Measured & Indicated	941,000	10.3	9,700,000	313,000
Inferred	335,000	12.2	4,100,000	132,000

These Mineral Resources at Copperstone were calculated as of January 29, 2010 by Telesto Nevada Inc.; the QP under NI43-101 is Jon Brown, M.B.A., C.P.G., who is in the employ of Telesto Nevada Inc. Telesto is an independent consulting firm contracted by Bonanza to perform such activities. These Mineral Resources are based on a cutoff grade of 5.1 g/t gold, and capped at 171 g/t gold. Numbers may not add up due to rounding.

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

Mineral Resource Cutoff Grade Analysis

The Study also examined the Measured, Indicated Mineral and Inferred Resources at various gold cutoff grades, which are set out in the below tables:

Measured and Indicated Resources at Various Cut-Off Grades

Gold Grade Cutoff (g/t Gold)	Tonnes	Grade (g/t Gold)	Contained Grams of Gold	Contained Ounces of Gold
5.1	941,000	10.3	9,700,000	313,000
6.9	537,000	13.7	7,400,000	237,000

Inferred Resources at Various Cut-Off Grades

Gold Grade Cutoff (g/t Gold)	Tonnes	Grade (g/t Gold)	Contained Grams of Gold	Contained Ounces of Gold
5.1	335,000	12.2	4,100,000	132,000
6.9	240,000	15.6	3,700,000	121,000

This cutoff grade analysis indicates that a significant portion of the Mineral Resources are available for mining at higher cutoff grades, which suggests resiliency with respect to gold price risk.

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

During the 2006 to 2008 drill campaign, the Corporation completed 59 drill holes totaling 57,395 ft. This drill campaign concentrated on new targets to include the South Pit Zone, Southwest Zone, and other targets. Drilling was surface drilling only. A distribution of the holes drilled follows:

  South Pit Zone – 13 holes totaling 13,217 ft

  Southwest Zone – 13 holes totaling 13,816 ft

  Other Targets – 33 holes totaling 30,362 ft (Includes geophysical (26 holes), footwall (4 holes), and D-Zone (3 holes).

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

Highlights of the Feasibility Study

On February 3, 2010 Bonanza announced the positive results of its 2010 Feasibility Study (the “Study”) at Copperstone. The Study, which was subsequently reviewed and confirmed in the Revised Copperstone Report, was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining.

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

Highlights of results from the Study include (results shown are for the Base Case):

Net Present Value Base Case:	$51 million (USD)
Net Present Value Spot Gold Case:	$68 million (USD)
Internal Rate of Return:	96%
Gold Production:	25,000 to 55,000 ounces per year
Mine Life:	6.3 years with expansion potential
Payback Period:	13 months
Capital Cost:	$17.74 million (USD), including contingencies, working capital, reclamation bonding, etc.
Total Mined Ounces:	256,431 ounces
Total Gold Recovered:	230,700 ounces
Average Resource Grade (M&I):	0.302 oz per ton, 10.4 grams per tonne
Cash Production Cost:	$415 per ounce of gold produced
Total Production Cost:	$624 per ounce of gold produced
Permit Timeline:	All permits received during 2011

The Base Case is on an After Tax basis, with future cash flows discounted to present. Key Base Case assumptions for the Study include:

Gold Price:	$962 per ounce of gold (USD)
Discount Rate:	5%
Production Rate:	450 tons per day = 157,500 tons per year
Cumulative Mine Production (P&P):	1.0 million tons @ a diluted grade of 0.256 ounces per ton (8.76 grams per tonne) gold
Cash operating costs:	$95.64 per ton of ore milled
Mining:	$60.64 per ton mined, including development
Processing ore:	$21.75 per ton milled
G&A:	$13.25 per ton milled
Mining dilution:	10.3% at zero gold grade

Tax Regime	U.S. Federal, Arizona State
Gold Recovery:	90%
Cutoff Grade:	0.131 ounces/ton (4.5 grams per tonne gold)

This financial analysis has been estimated based on the diluted Proven and Probable Mineral Reserves which are derived from only the Measured and Indicated Mineral Resources. The cost estimates were based on contract mining and processing of the flotation concentrates at off-site processing facilities located in the southwestern United States. (For discussion of Mineral Reserves and Resources see Section 4.D Mineral Reserves and Resources)

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

On April 20, 2011 Bonanza received the final key permit required for gold mining and processing at Copperstone. The aquifer protection permit (the "APP") was issued by the Water Quality Division of the Arizona Department of Environmental Quality (the "ADEQ") as aquifer protection permit number P-106172.

Copperstone is a modern previously mined site with a clean, non-sulfide bearing mineral resource, and the mine plan called for no additional disturbance to the public lands. The mine plan was designed to have a very low environmental impact, and this design contributed to a permitting process that is more rapid than is typical for new mine development.

Capital Cost Estimates

The Study results estimated a total Capital Cost of $17.74 million. This includes direct costs for procurement and construction totaling $9.8 million, which includes the processing plant, including purchase and installation of the crushing and grinding circuits, the gravity and flotation recovery circuits, and buildings, communications, etc with an estimated cost of $5.2 million, and direct costs also include $2.7 million for pre-production underground mine development, and lastly, direct costs include $1.7 million for tailings management and reclaim systems. Indirect costs included in the Capital Cost estimate are: $2.9 million for working capital, $1.1 million for reclamation bonding, $0.4 million for owner’s costs, $2.3 million for other indirect costs, and finally, a contingency budget of $1.3 million.

Ongoing capital required for further tailings impoundment expansion, bonding, reclamation, and demobilization of the contractor were estimated at $1.6 million. These costs are budgeted to be derived from operating cash flow after mine operations have commenced.

The Capital Cost estimates in the Study report represented a total estimated preproduction cost to design, procure, construct, and commission the various facilities described in this study to bring the Copperstone Mine back into gold production. According to the authors of the report, the estimate is categorized as Feasibility level with an expected accuracy range of ±7.5% at the bottom line. All costs are expressed in first quarter 2009 US dollars, with no allowance for escalation or interest during construction. The estimate covered the direct field costs of completing the project, plus the indirect costs associated with design, construction and commissioning of the facilities.

Year-to-date actual cost totaled to US$25.3 million with overrun occurred in mining start-up and plant construction. Reasons for the overrun were related to contractor performance and equipment issues.

The Copperstone Mine produced approximately one-half million ounces of gold between 1987 and 1993 through open pit mining. Existing infrastructure which remains from this time or which has been subsequently installed by Bonanza is considerable, and serves to reduce the current capital requirements for the mine. Then existing infrastructure included a 69 KV power line and substation and three water wells, all sufficient for the new mine at Copperstone. Additional infrastructure on site included offices, maintenance shops and a laboratory building. High grade gold mineralization in the D-Zone that is scheduled for Year One mining production had already been accessed at the time of the Study in a 600 meter long underground tunnel driven by Bonanza.

Operating Cost Estimates

The Study results estimated a total Mine Operating Cost of US$95.64 per ton of ore processed. This includes a mining cost of US$60.64 per ton of ore and waste mined, a gold recovery cost of US$21.75 per ton of ore processed, and US$13.25 per ton of ore processed for G&A and corporate costs.

The Mine Operating Cost estimates in the Study report represent the total estimated mining and gold production costs, and total corporate costs to accomplish gold production as designed in the new underground mine planned at Copperstone. According to the authors of the report, the estimate is categorized as Feasibility level with an expected accuracy range of ±7.5% at the bottom line. All costs are expressed in first quarter 2009 US dollars. The estimate covers the costs of mining, processing and administering operations to produce gold. Stated another way, the cash production cost of producing one ounce of gold at Copperstone is calculated in the Study results to be US$415 per ounce of gold produced. The total production cost of producing one ounce of gold at Copperstone is similarly calculated to be US$624 per ounce of gold produced. While the Corporation has transitioned away from contract mining to owner-operated mining, it does not expect operating costs to increase significantly.

The Copperstone Development Team

Along with Bonanza’s personnel, Bonanza assembled a team of industry-leading mining and environmental consulting firms to expedite the mine development and permitting process. Included are: Schlumberger Water Management Consultants (lead permit coordinator, tailing site facility design, hydrological planning), Call & Nicholas International Geotechnical Consultants (geomechanical studies for underground mining and backfilling), Vezer’s Industrial Professionals (underground mine design, stope planning, mine scheduling, mineral reserves), Telesto Nevada Inc. (mineral resources), and Continental Metallurgical Services (feasibility report, metallurgical study, mill design, economics, construction scheduling). As the project advances, the makeup of this team continues to change, as Bonanza gets closer to operating Copperstone with less reliance on consulting firms.

Current Work Program

During 2011, Bonanza completed the construction activities at Copperstone and began commissioning of the gold processing plant. Infrastructure at Copperstone has been expanded to include offices, communications, safety equipment such as the underground refuge chambers, truck maintenance shops, crushing, grinding, and gold processing plant. Electrical power for mine production needs has been extended to the underground mine. All infrastructure has been installed for an operating gold mine.

During 2011 the Corporation made the decision for Copperstone to become owner-mining and therefore the Corporation and Mining & Environmental Services LLC, the contract miners, mutually agreed to terminate the Mining Agreement and Professional Services Agreement.

During October 2011, the Corporation purchased a mining fleet for the transition to owner-mining. The mining fleet purchase included drills, loader, haul trucks, a rock bolter and other specialized underground mining equipment. In addition to the 700 ton per day milling facilities purchased in 2010, the Corporation also purchased a jaw crusher and a cone crusher during February 2011. The crushers have a capacity of up to 200 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations.

During 2011, the Corporation received its final permitting which allowed for final project approval from the U.S Bureau of Land Management.

Construction of the Copperstone mill, mine, and tailings facility started in earnest in June 2011. Construction of the mill foundation was completed in August 2011, with structural steel and equipment being placed. The foundations for the ore bin and crusher were completed by the end of August 2011. All of the site administrative facilities have been rehabilitated and in use.

Earth work on the tailings pond commenced in mid July 2011 and the first phase of the pond is complete.

On November 8, 2011, Copperstone gold mine entered the final phase of construction and commenced dry commissioning of the Copperstone gold processing plant.

In the Feasibility Study, the design capacity at Copperstone is 450 tons per day resulting in an average of approximately 46,000 ounces for the first 3 years of projection within a minelife of 6.3 years with a total estimated production of approximately 213,000 ounces of gold.

During March 2012, the Corporation placed onto transport its first two shipments of gold bearing concentrates. Gold content grades in the concentrates exceeded original estimates. The Corporation continues to pursue further improvements to the gold grade in concentrate.

The Corporation is encouraged to experience continued improvements to throughput as the miners and processing plant operators gain familiarity with the operation, and optimization of the mine and processing plant continues. As part of the optimization program to improve the gold grades in concentrate, a Gemini table has been installed and has been in use for about one month. Recently, a second Knelson concentrator has been installed, and is currently being brought on-line and optimized for best performance.

Head grades during two weeks of mid-February averaged 0.41 ounces per ton of gold which is above the expected life-of-mine average grade. Currently the Corporation has insufficient data to report any increase in the currently predicted grades over the first year of the mine life. The rising head grades are partially a result of the processing plant working through the low grade rock which has been stockpiled at surface for startup. This initial low grade material is currently being replaced by mine ore production. The surface ore stockpile currently contains approximately 2,700 tons of ore.

The processing plant continues to perform well, as indicated by the consistent and low grade tailings assays, in the order of 0.06 ounces per ton gold during the two weeks of mid-February. Low gold grades in the tailings indicate that most of the gold being fed into the plant is being collected in the gravity and flotation circuits where high grade concentrates are being produced. The gold processing plant has been treating ore grade rock for a short time, and accordingly performance estimates are preliminary in nature.

During the two weeks of mid-February, overall gold recovery in the processing plant was estimated to be 85%, according to preliminary data. During February, the gold grade of ore delivered to the processing plant roughly doubled as compared to January (a partial month), and the tailings grade rose as a consequence. As the operators become more familiar with the plant and the Copperstone ores, the Corporation expects the processing plant to adapt more quickly to the changing grades, and achieve consistently low tailings grades. This would effectively increase the overall gold recovery. Additionally, optimization of the gravity circuit is aimed at further improving the gold recovery over the next several months.

Underground mine performance continues to improve. During 2012, the mine has been focused both on development mining to gain access to future ore bearing stopes, and mining ore from currently available stopes. Over a ten day operating cycle, excluding one day when the mine did not produce ore, the mine averaged 214 tons of ore per day, nearly half of the design mining rate of 450 tons per day of ore. Surface ore stockpiles currently contain approximately 2,700 tons of ore, which will allow the gold processing plant to continue increasing throughput as the mine tonnages increase to provide ore to the processing plant. The Corporation's objective is to bring mine production up to design levels as the processing plant works through the surface stockpile, so that when the stockpile is drawn down, both the mine and the processing plant will be up to their 450 tons of ore per day target levels. Plans have been formulated for resource expansion drilling. The Corporation-owned underground drilling rig has been refurbished and delivered to Copperstone. While preliminary in nature, the current exploration plan has the goal of now commencing underground resource expansion drilling during April of 2012. Drilling has been re-scheduled by one month to allow for the installation of all underground infrastructure needed for the drill.

Future Work

In 2012 Bonanza will continue to operate the newly constructed Copperstone gold mine, with a primary objective of reaching design output as soon as possible. Plans have been formulated for resource expansion drilling. While preliminary in nature, the current exploration plan has the goal of now commencing underground resource expansion drilling during the first half of 2012. During 2012, Bonanza has plans to pursue other growth opportunities beyond Coppertone. There can be no assurance that these plans will come to fruition.

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

As at December 31, 2011, the Corporation had no producing properties and, consequently, has no current operating income or cash flow from its mineral projects.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between the Canadian dollar and the U.S dollar. The Corporation’s financial statements are denominated in Canadian dollars and all references to dollars herein are in Canadian dollars unless otherwise indicated.

The following discussion of operating results and financial position of the Corporation should be read in conjunction with the Corporation’s consolidated financial statements and related notes prepared in accordance with IFRS (see Item 17).

A.	Operating Results

As at December 31, 2011, the Corporation had cash and cash equivalents of $1,822,511 and a working capital deficiency of $1,265,503 compared with a working capital position of $7,979,474 as at December 31, 2010. Current year change in working capital was the result of successful financings of $23,526,019 net proceeds by issuance of common shares. Use of funds for operating activities in the period totalled $2,983,135 (December 31, 2010 – $905,254). Use of funding towards the processing plant and development of the Copperstone mine totalled $25,085,629 (2010 – $2,853,338). Cash outlays were offset by the sale of marketable securities for net proceeds of $4,900,490 (2010 - $960,191). The loss for the year ended December 31, 2011 was $5,392,433 or $0.03 per share compared with a net loss of $6,164,028 or $0.05 per share for the year ended December 31, 2010. A significant component of the current period’s loss was related stock based compensation of $3,113,349 (2010 -$nil) and general and administrative expenses of $1,686,466 (2010 – $688,587) which increased due to change in project allocation of expenses.

Subsequent to December 31, 2011, the Corporation completed a USD $6 million gold prepayment facility which removed the Corporation’s working capital deficiency. The Corporation has sufficient funding to meet its operating and capital expenditure requirements through to production without raising additional capital as of March 28, 2012.

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

In August 2010, the Corporation completed the purchase of a 700 ton per day milling and flotation circuit at Copperstone for a cash payment of US$400,000 and the issuance of 1,250,000 common shares. The purchase price of the mill was valued at US$612,500. At the time of purchase, the mill had operated for less than 2 years and is in good condition. The Corporation also acquired a full set of engineering drawings. The mill included a rod mill, ball mill, fume scrubber, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill did not include a crusher and crusher building, which Bonanza purchased separately.

The milling and flotation/gravity plant and building were shipped to a facility in Globe, Arizona for refurbishing and some major components of the milling and flotation circuit. Upon completion of refurbishment, the milling and flotation circuit was installed at the Copperstone Mine site during 2011.

In addition to the milling facilities, the Corporation also purchased a jaw crusher and a cone crusher. The jaw crusher is a Nordberg P1008VF Portable Jaw Plant with ST1008 Jaw Crusher (32" x 40"), a 16 foot x 44" Vibrating Grizzly feeder, a Kent Model KHB-86 Rock Breaker with 16' Boom and an associated control tower. The crusher has a capacity of up to 200 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. The equipment was purchased from Earthworks Machinery Company of Roseville, California. The cone crusher is a Nordberg 4 foot cone crusher and includes a 16 foot x 6 foot screen and associated conveyors and motors. Delivery for the equipment is expected during May 2011. The equipment was purchased from J.W. Jones Company of Paragon, Indiana. The jaw crusher and cone crusher were also installed at the Copperstone Mine during 2011.

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

In November 2010, the Corporation reported the selection of Mining and Environmental Services LLC ("MES"), of Idaho Springs, Colorado, to conduct contract mining at the wholly owned Copperstone gold mine in Arizona. The Corporation terminated its agreement with MES in November, 2011, making the transition to owner operated mining.

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million units at a price of $0.35 per Unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. Share issue cost related to this financing totaled $1,794,787 including the fair value of Agent warrants estimated as $314,375 using the Black-Scholes pricing model.

On September 29, 2011, the Corporation closed a bought financing deal of 11,500,000 common shares issued at $0.53 per share for gross proceeds of $6,095,000 (“the Offering”). The Corporation paid a cash commission equal to 6% of the gross proceeds of the Offering and issued agent warrants to purchase that number of common shares of the Corporation equal to 6% of the Offering at a price of $0.61 per share, exercisable until March 29, 2013. An over-allotment option was exercised in full resulting in the issuance of an additional 1,725,000 shares at a price of $0.53 per share on October 27, 2011 for gross proceeds of $914,250. Share issue cost related to this financing totaled $860,085 including the fair value of Agent warrants estimated as $67,412 using Black-Scholes pricing model..

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

	December 31,
	2011	2010	2009
	IFRS	IFRS	Canadian GAAP
	$	$	$
Net loss	(5,392,433)	(6,164,028)	(11,041,089)
Net loss per share	(0.03)	(0.05)	(0.09)
Total cash and cash equivalents	1,822,511	3,104,650	957,923
Working capital	(1,265,503)	7,979,474	2,638,431,
Total assets	63,695,854	36,463,574	45,335,078
Total liability	6,391,530	1,079,376	724,292
Shareholders’ equity	57,304,324	35,384,198	44,610,786

Year Ended December 31, 2011

For the year ended December 31, 2011, the Corporation had a net loss of $5,392,433 or $0.03 per share compared to a net loss of $6,164,028 or $0.05 per share with the corresponding period in 2010.

A significant component of the current year’s loss was related to stock-based compensation expense of $3,113,349 (2010 – $nil) as a result of options granted in 2011.

General and administrative costs increased to $1,686,466 from $688,587 in 2010. Some significant components of the general and administration costs include management fees, consultant fees and salaries of $1,016,187 (2010 –$292,590) the increase resulting from changes in allocation of project expenditures. Public company expenses were $347,723 (2010 - $208,223), the change was the result of increases in investor relations spending and business activities related to the start up of the Copperstone project. Legal and accounting were $197,666 (2010 -$134,928) which related to increase in business activity.

The loss on sale of marketable securities related to the sale of the Balmoral shares. In November 2010 the Corporation signed a definitive agreement with Balmoral Resources Ltd. (“Balmoral”) for the sale of the Corporation’s eastern Canadian exploration properties. In consideration for the properties, Balmoral made a onetime cash payment to Bonanza of $3.7 million dollars and issued 4.5 million common shares of Balmoral to the Corporation valued at $1.15 per share or $5,175,000 in total on that date. On September 13, 2011, these shares were sold at $1.10 per share, resulting in a realized loss of $225,000. A commission of $49,510 was paid for the sale resulting in a total loss of $274,510.

Exploration expenses for the year were $272,275 (2010 – $283,594) primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Business development costs decreased in the year to $167,681 compared to $257,916 in 2010. The decrease was due to the Copperstone project nearing production and less requirement for business development services.

Interest income increased by $67,150 compared to 2010. The increase in interest income relates to a higher cash balances on hand during the year relating to financing.

Other income of $33,174 during 2011 relates to adjustment of credits for mineral properties disposed in the prior year.

In 2010, there was a mineral property write down of $3,724,821 relating to the impairment of several exploration projects. The Corporation assessed all mineral property, plant and equipment at December 31, 2011 and no indications of impairment or recovery existed.

Year Ended December 31, 2010

For the year ended December 31, 2010, the Corporation had a net loss of $6,164,028 or $0.05 per share compared to a net loss of $11,041,089 or $0.09 per share with the corresponding period in 2009. A significant component of the current period’s loss was related to a loss on the disposal of marketable securities for $1,205,004 (2009 –gains of $55,399) and mineral property write-down for $3,724,821 (2009 – $10,743,555). General and administrative costs decreased slightly to $688,587 from $791,781 in 2009. Some significant components of the general and administration costs include management fees, consultant fees and salaries of $292,590 (2009 –$440,601), legal and accounting $134,928 (2009 - $121,655) and public company expenses $208,223 (2009 -$115,646).

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

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value for its mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. As at December 31, 2011, none the Corporation’s properties have a known body of commercial ore except Copperstone reserves which was determined by a 43-101 compliant feasibility study.

Other accounting estimates that were used for the preparation of the financial statement include:

Recoverability of accounts receivable

Provision is made against accounts that in the estimation of management may be impaired. The recoverability assessment of accounts receivable is based on a range of factors including the age of the receivable and the creditworthiness of the customer. The provision is assessed monthly with a detailed formal review of balances and security being conducted annually. Determining the recoverability of an account involves estimation as to the likely financial condition of the customer and their ability to subsequently make payments. To the extent that future events impact the financial condition of the customers these provisions could vary significantly.

Estimated reserves, resources and exploration potential

Reserves are estimates of the amount of product that can be extracted from the Corporation’s properties, considering both economic and legal factors. Calculating reserves and estimates requires decisions on assumptions about geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, prices and exchange rates. Estimating the quantity and/or grade of reserves require the analysis of drilling samples and other geological data. Estimates of reserves may change from period to period as the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations. Changes in reported reserves may affect the Corporation financial position.

Impairment of property, plant and equipment

Assets or cash generating units are evaluated at each reporting date to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal.

Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent to the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. The Corporation’s management is required to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the asset may be impaired and the impairment would be charged against the consolidated statement of comprehensive income.

Fair value of share-based compensation
The Corporation grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of comprehensive income and credited to the related reserve account, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price and volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Corporation’s stock options.

Decommissioning, restoration and similar liabilities
Decommissioning and restoration obligation provisions represents management’s best estimate of the present value of the future costs. Significant estimates and assumptions are made in determining the amount of obligations provisions. Those estimates and assumptions deals with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible disturbance; and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Taxation
The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the balance sheet.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. The application of income tax legislation also requires judgments. These judgments and assumptions are subject to risk and uncertainty, therefore there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized.

Actual results could differ from those estimates.

B.	Liquidity and Capital Resources

The Corporation had a working capital deficiency of $1,265,503 compared with a working capital position of $7,979,474 as at December 31, 2010. Current year change in working capital was the result of successful financing of $23,526,019 net proceeds by issuance of common shares. Use of funds for operating activities in the period totalled $2,983,135 (December 31, 2010 – $905,254). Use of funding towards the processing plant and development of the Copperstone mine totalled $25,085,629 (2010 – $2,853,338). Cash outlays were offset by the sale of marketable securities for net proceeds of $4,900,490 (2010 - $960,191).

Subsequent to December 31, 2011, the Corporation completed a USD $6 million gold prepayment facility which removed the Corporation’s working capital deficiency. The Corporation has sufficient funding to meet its operating and capital expenditure requirements through to production without raising additional capital as of March 28, 2012.

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

During the year ended December 31, 2010, the Corporation sold an additional 5,528,947 of Hawthorne Gold Corp. Hawthorne shares at an average price of $0.177 per share for gross proceeds of $976,535 and incurred commission of $16,344.

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million units at a price of $0.35 per Unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. Share issue cost related to this financing totaled $1,794,787 including the fair value of Agent warrants estimated as $314,375 using the Black-Scholes pricing model.

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations.

On September 29, 2011, the Corporation closed a bought financing deal of 11,500,000 common shares issued at $0.53 per share for gross proceeds of $6,095,000 (“the Offering”). The Corporation paid a cash commission equal to 6% of the gross proceeds of the Offering and issued agent warrants to purchase that number of common shares of the Corporation equal to 6% of the Offering at a price of $0.61 per share, exercisable until March 29, 2013. An over-allotment option was exercised in full resulting in the issuance of an additional 1,725,000 shares at a price of $0.53 per share on October 27, 2011 for gross proceeds of $914,250. Share issue costs related to this financing totaled $820,085 including the fair value of Agent warrants estimated as $67,412 using the Black-Scholes pricing model.

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

E.	Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2011:

	Payments due by period

		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Filing Fees(1)	690,000	115,000	230,000	230,000	115,000
Office Lease	318,000	53,000	106,000	106,000	53,000
Total	1,008,000	168,000	336,000	336,000	168,000

(1)

Mineral property interest costs are contingent on retaining an interest in the property. All agreements are subject to cancellation without penalty. Filing fees, which include claim rental fees, do not have to be paid if the property is forfeited to the appropriate government authority. Filing fee amount may vary subject to the acquisition or disposal of mineral properties.

The Corporation holds a holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by Old Bonanza for one or more ten-year terms at Old Bonanza’s option under the same terms and conditions. Old Bonanza is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

The Corporation has entered into an Employment Agreement with Brian Kirwin. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits of approximately US$761,000.

On February 15, 2012, the Corporation completed a secured non-interest bearing gold prepayment facility with Resource Income Fund, L.P. ("RIF") whereby the Corporation will sell 3,936 ounces of gold for delivery during 2012, for gross proceeds of US$6,000,000 (the "Facility"). The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The 3,936 ounces of gold that have been committed under this gold facility represent approximately 1.5% of the proven mineral reserves at the Copperstone gold mine. The gold may be delivered to RIF on an earlier schedule with no penalty. In connection with the Facility, the Corporation will grant to RIF 4,000 ounces of gold call options, expiring on April 15, 2013 with a strike price of US$2,025 per ounce and 8,000 ounces of gold put options expiring June 30, 2012 with a strike price of $1,300 at a cost of US$120,000. An upfront fee of 3% was paid to RIF upon closing of the Facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is information as at December 31, 2011:

Directors and Officers

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 70, holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation. On January 14, 2004, Mr. Ronald Netolitzky was subjected to a petition seeking a Bankruptcy Order. The petition was brought as collateral litigation and related to a guarantee provided by Mr. Netolitzky. The petitioner, BC Pacific Capital Corporation, did not proceed with the petition, and the petition was placed in abeyance. The court, upon application by Mr. Netolitzky which was not opposed, dismissed the petition.

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

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 65, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp. Mr. Bagwell is a member of the Corporation's Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Director

Mr. Bonifacio, Vancouver, British Columbia, age 51, is a Certified General Accountant and has been a Director of the Corporation from July 2001 to present; Mr. Bonifacio is the President & CEO of Nevada Copper Corp.

Mr. Bonifacio was Chief Financial Officer of the Corporation from July 2001 to December 2008; Executive Vice President of the Corporation July 2001 to May 2007; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until June 2001 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of companies listed on the TSX and TSX Venture Exchange. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Jamie Newall, Director

Mr. Newall, London, England, age 38, is Investments Director of Intrepid Financial, regarded as one of the leading incubators of natural resource companies. Mr Newall currently sits on the board of Suparna Gold Corp (TSXV: SUG) and EShippers Management Ltd (TSXV: EPX) and previously on the board of Skana Capital Corp (until its recent merger with MENA Hydrocarbons TSXV:MNH). From 2007 to 2009 he was a founding director of GPN Capital a FSA authorised fund advisor specialising in junior resource companies. Before 2007 he was board director of BPL Global. Mr Newall is a graduate of Cambridge University and holds a Masters Degree in Law. Mr. Newall has not entered into a non-competition agreement with the Corporation.

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

As of March 28, 2012, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Nevada Copper Corp. Savant Explorations Ltd.	Copper/Nevada Metals/Worldwide	Executive VP Director	Oct 2010 to Present May 2007 to Present
Giulio Bonifacio	Earthworks Industries Inc. Nevada Copper Corp.	Landfill/California Copper/Nevada	Director President & CEO, Director	Feb 2002 to Present Aug 2006 to Present
Brian Kirwin	Nevada Copper Corp. Mesa Exploration Corp.	Copper/Nevada Uranium/Utah	Director Director	Aug 2006 to Present Dec. 2005 to Present
Ronald Netolitzky	Aurcana Corp.
Aben Resources Ltd.
Blue Sky Uranium Corp.
Boss Power Corp.
Copper Canyon Resources
Eagle Plain Resources Ltd.
Golden Band Resources Inc.
Pacific Iron Ore Corp.
Strongbow Resources Inc.
Skeena Resources Limited
Solomon Resources Ltd.
Virginia Energy Resources
Inc. (formerly Santoy)	Silver, zinc/Mexico Gold Uranium Uranium Copper/Canada Minerals/Yukon & BC Gold/Saskatchewan Iron/Ore Uranium/N. America Gold/International Gold/Argentina Uranium	Director Director Director Director Director Director Chairman, Dir. Director Director Director Director Director	Sept 1997 to Present
Mar 2011 to Present
Nov 2009 to Present
Sept 2007 to Present
May 2006 to Present
May 2004 to Present
July 1989 to Present
July 2008 to Present
Jan 2005 to Present
Apr 1983 to Present
Aug 1989 to Present
May 2003 to Present

James F. Bagwell	ABBA Corp.	Consulting/United States	Partner	May 2006 to Present
Jamie Newall	Suparna Gold Corp. Opal Energy EShippers Management Ltd	Gold/Suriname Resource Exploration/Canada Shell/Canada	Director Director Director	2009 to Present Nov 2011 to Present 2008 to Present
Joe Chan	Nevada Copper Corp. Mesa Uranium Corp.	Copper/Nevada Uranium/Utah	Officer Officer	Sept 2006 to Present May 2009 to Present

Brian Kirwin and Joe Chan devote approximately 100% of their time to the affairs of the Corporation.

Other Information

None of the Corporation’s officers or directors have a family relationship with each other. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the Corporation’s directors or senior management were selected.

B.	Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three years ended December 31, 2009, 2010 and 2011, in respect of each of the individuals who were, as of December 31, 2011, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compen- sation
Brian P. Kirwin President, CEO	2011 2010 2009	253,744 190,000 190,000	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joe Chan CFO	2011 2010 2009	143,750 135,000 120,000 (CDN$)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

Compensation of Directors

On March 29, 2011 Directors compensation was increased from $15,000 per year to $24,000 per year. The Non-Executive Chairman receives an annual fee of $40,000.

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

As at December 31, 2011, the Corporation has granted rights to purchase or acquire an aggregate of 18,005,000 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2011 as traded on the TSX was $0.48.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2011 are as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Brian P. Kirwin	500,000 600,000 830,000 1,350,000 3,400,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009 March 2, 2011	$0.22 $0.07 $0.06 $0.085 $0.39	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014 March 2, 2016	$0.22 $0.07 $0.06 $0.085 $0.39
Giulio T. Bonifacio	700,000 3,080,000	March 2, 2011 September 1, 2011	$0.39 $0.53	March 2, 2016 September 1, 2016	$0.39 $0.53
Robert McKnight	250,000 400,000 550,000	November 6, 2007 March 2, 2011 September 1, 2011	$0.22 $0.39 $0.53	November 6, 2012 March 2, 2016 September 1, 2016	$0.22 $0.39 $0.53
James F. Bagwell	100,000 400,000 800,000	March 25, 2010 March 2, 2011 September 1, 2011	$0.19 $0.39 $0.53	March 25, 2015 March 2, 2016 September 1, 2016	$0.19 $0.39 $0.53
Ron Netolitzky	400,000	September 1, 2011	$0.53	September 1, 2016	$0.53
Jamie Newall	100,000	June 23, 2011	$0.365	June 23, 2016	$0.365
Joe Chan	25,000 25,000 160,000 150,000 100,000	November 6, 2007 August 6, 2008 January 26, 2009 March 18, 2009 March 2, 2011	$0.22 $0.07 $0.06 $0.085 $0.39	November 6, 2012 August 6, 2013 January 26, 2014 March 18, 2014 March 2, 2016	$0.22 $0.07 $0.06 $0.085 $0.39

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The following summary of the employment agreement entered into with Mr. Kirwin is not complete and is qualified in its entirety by reference to the full text of such agreement.

Old Bonanza entered into an employment agreement with Mr. Brian P. Kirwin on April 1, 2003, and on July 1, 2006 the agreement was amended and entered into directly with the Corporation and supersedes the employment agreement with Old Bonanza. On March 29, 2011, the Compensation Committee reviewed Mr. Kirwin's salary and increased his annual compensation from US$190,000 to US$275,000 plus bonus. Each year during the term of this agreement, the Board determines a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits.

C.	Board Practices

The directors of the Corporation are elected annually by shareholders at each annual general meeting of the Corporation. Members of the Corporation’s management are appointed by the Corporation’s board and serve until they resign or are replaced by the board.

The Audit Committee of the board functions pursuant to a charter adopted by the board. The function of the Audit Committee generally is to oversee the audit of the Corporation’s financial statements performed by the Corporation’s independent auditors and to recommend the selection of independent auditors. The Audit Committee also assists the board of directors of the Corporation in carrying out its responsibilities relating to the Corporation’s financial, accounting and reporting processes, the Corporation’s system of internal accounting and financial controls, the Corporation’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Corporation and related parties. The members of the Audit Committee are Robert McKnight, Jamie Newall and Giulio Bonifacio. The Audit Committee meets at least once per quarter.

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

As of March 28, 2012, the Corporation had 85 employees of whom two are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Joe Chan, Chief Financial Officer

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E.	Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 28, 2012:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 1,679,119 Options: 6,680,000 Warrants: nil	1.3%
Giulio Bonifacio Vancouver, B.C. Director	Common Shares: 4,750,930 Options: 3,780,000 Warrants: nil	2.4%
Robert McKnight North Vancouver, B.C. Director	Common Shares: 350,000 Options: 1,200,000 Warrants: Nil	0.1%
Ronald Netolitzky Victoria, B.C. Director	Common Shares: 1,405,800 Options: 400,000 Warrants: 145,000	1%
James Bagwell South Carolina, USA Director	Common Shares: 890,000 Options: 1,300,000 Warrants: nil	0%
Jamie Newall London, England Director	Common Shares: nil Options: 100,000 Warrants: nil	0%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Joe Chan Vancouver, B.C. CFO	Common Shares: 177,450 Options: 460,000 Warrants: Nil	0%

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 28, 2012, based upon information furnished by the respective shareholders.
(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)

3,080,000 Stock Options were exercised in 2011 by Giulio Bonifacio; 550,000 Stock Options were exercised in 2011 by Robert McKnight; 400,000 Stock Options were exercised in 2011 by Ronald Netolitzky; 800,000 Stock Options were exercised in 2011 by James Bagwell.

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
share expiring November 6, 2012
600,000 Common Shares at $0.07 per
share expiring August 6, 2013
830,000 Common Shares at $0.06 per
share expiring January 26, 2014
1,350,000 Common Shares at $0.085 per
share expiring March 18, 2014
3,400,000 Common Shares at $0.39 per
			share expiring March 2, 2016	130,000 246,000 348,600 533,250 306,000
Giulio T. Bonifacio	500,000(2) 600,000(2) 770,000(2) 1,210,000(2)	110,000 222,000 292,600 429,550	500,000 Common Shares at $0.22 per
share expiring November 6, 2012
600,000 Common Shares at $0.07 per
share expiring August 6, 2013
770,000 Common Shares at $0.06 per
share expiring January 26, 2014
1,210,000 Common Shares at $0.085 per
share expiring March 18, 2014
700,000 Common Shares at $0.39 per
share expiring March 2, 2016
3,080,000 Common Shares at $0.53 per
			share expiring September 1, 2016	Nil Nil Nil Nil 63,000 Nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Robert McKnight	200,000(2) 150,000(2) 200,000(2)	74,000 57,000 71,000	250,000 Common Shares at $0.22 per
share expiring November 6, 2012
200,000 Common Shares at $0.07 per
share expiring August 6, 2013
150,000 Common Shares at $0.06 per
share expiring January 26, 2014
200,000 Common Shares at $0.085 per
share expiring March 18, 2014
400,000 Common Shares at $0.39 per
share expiring March 2, 2016
550,000 Common Shares at $0.53 per
			share expiring September 1, 2016	65,000 Nil Nil Nil 36,000 Nil
Ronald Netolitzky	400,000(3)	100,000	400,000 Common Shares at $0.39 per share expiring September 1, 2016 400,000 Common Shares at $0.53 per share expiring September 1, 2016	Nil Nil
James Bagwell	250,000(2) 200,000(2) 150,000(2) 200,000(2)	55,000 74,000 57,000 71,000	250,000 Common Shares at $0.22 per
share expiring November 6, 2012
200,000 Common Shares at $0.07 per
share expiring August 6, 2013
150,000 Common Shares at $0.06 per
share expiring January 26, 2014
200,000 Common Shares at $0.085 per
share expiring March 18, 2014
100,000 Common Shares at $0.19 per
share expiring March 25, 2015
400,000 Common Shares at $0.39 per
share expiring March 2, 2016
800,000 Common Shares at $0.53 per
			share expiring September 1, 2016	Nil Nil Nil Nil 29,000 36,000 Nil
Jamie Newall	Nil	Nil	100,000 Common Shares at $0.365 per share expiring June 23, 2016	11,500
Joe Chan	Nil	Nil	25,000 Common Shares at $0.22 per
share expiring November 6, 2012
25,000 Common Shares at $0.07 per
share expiring August 6, 2013
160,000 Common Shares at $0.06 per
share expiring January 26, 2014
150,000 Common Shares at $0.085 per
share expiring March 18, 2014
100,000 Common Shares at $0.39 per
			share expiring March 2, 2016	65,000 10,250 67,200 59,250 9,000

(1)

Based on the closing price on December 31, 2011 of $0.48 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2011 and the exercise price.

(2)	These stock options were exercised on August 29, 2011. The closing price of the shares on August 29, 2011 was $0.44 per share.
(3)	These stock options were exercised on September 2, 2011. The closing price of the shares on September, 2011 was $0.64 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 28, 2012:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Sprott Asset Management LP	24,905,012	12.5%

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

As at March 28, 2012, the Corporation had 230 registered shareholders in the United States, holding a total of 22,451,258 common shares representing 11.3% of the total issued and outstanding shares of the Corporation.

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

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the year ended December 31, 2011 the Corporation recovered management and consulting fees of $171,125 (2010 – $79,091; 2009 - 82,375) and general and administration expenses of $15,375 (2010 - $133,409; 2009 - $54,125) from these companies. As at December 31, 2011, there was $17,763 (2010 - $2,629) of accounts receivable due from companies with certain directors in common.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 17:

  Report of Independent Registered Public Accounting Firm;
  Consolidated Balance Sheets as at December 31, 2011, December 31, 2010 and January 1, 2010;
  Consolidated Statements of Operations and Deficit and Comprehensive Loss for the years ended December 31, 2011 and 2010;
  Consolidated Statements of Cash Flows for the years ended December 31, 2011 and December 31, 2010; and
  Notes to the Consolidated Financial Statements.

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

Fiscal Year Ending	High	Low
December 31, 2011	0.64	0.32
December 31, 2010	0.425	0.135
December 31, 2009	0.18	0.05
December 31, 2008	0.27	0.02
December 31, 2007	0.34	0.17

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years of the Corporation on the TSX:

Fiscal 2011	High	Low
First Quarter	0.41	0.32
Second Quarter	0.42	0.33
Third Quarter	0.64	0.33
Fourth Quarter	0.64	0.42

Fiscal 2010	High	Low
First Quarter	0.19	0.135
Second Quarter	0.19	0.155
Third Quarter	0.34	0.155
Fourth Quarter	0.415	0.28

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2012	0.59	0.47
January, 2012	0.58	0.47
December, 2011	0.54	0.465
November, 2011	0.64	0.495
October, 2011	0.64	0.42
September, 2011	0.64	0.445

The common shares of the Corporation also trade on the over-the-counter market in the United States (previously on the pink sheets and as of May 27, 2011 on the OTCQX). The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of the Corporation on the pink sheets or the OTCQX, as applicable, for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2011	0.645	0.33
December 31, 2010	0.35	0.15
December 31, 2009	0.18	0.03
December 31, 2008	0.28	0.02
December 31, 2007	0.29	0.16

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of the Corporation on the pink sheets or the OTCQX, as applicable:

Fiscal 2011	High	Low
First Quarter	0.50	0.3224
Second Quarter	0.441	0.345
Third Quarter	0.651	0.34
Fourth Quarter	0.645	0.382

Fiscal 2010	High	Low
First Quarter	0.19	0.15
Second Quarter	0.17	0.15
Third Quarter	0.33	0.15
Fourth Quarter	0.35	0.31

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the OTCQX for the last six months:

	High	Low
February, 2012	0.5825	0.486
January, 2012	0.57	0.47
December, 2011	0.541	0.427
November, 2011	0.645	0.4652
October, 2011	0.619	0.382
September, 2011	0.651	0.43

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Corporation’s common shares were listed and posted for trading on the TSX effective March 31, 2005, prior to which the shares of Old Bonanza were listed and posted for trading on the TSX Venture Exchange. Such shares are also listed for trading on the over-the-counter market in the United States (previously on the pink sheets and as of May 27, 2011 on the OTCQX).

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

The following summary of the material contracts entered into by the Corporation within the two years before the date of this annual report, or in effect as of the date of this annual report, other than material contracts entered into in the ordinary course of business:.

Employment agreement with Mr. Brian P. Kirwin subsequently dated July 1, 2006 with the Corporation and which superseded employment agreements in place with Old Bonanza. On March 29, 2011, the Compensation Committee reviewed Mr. Kirwin's salary and increased his annual compensation from US$190,000 to US$275,000. Each year during the term of this Agreement, the Board determines a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits. The employment agreement with Old Bonanza was previously filed on EDGAR (www.sec.gov) with Old Bonanza’s Annual Report for the year ended December 31, 2003 as Exhibits 4.1 and 4.2. The July 2006 employment agreements were previously filed on EDGAR (www.sec.gov) with the Corporation’s Annual Report for the year ended December 31, 2006 as Exhibits 4.5 and 4.6.

Purchase Agreement for the Calumet Flotation and Grinding Mill, entered into by the Corporation with NJB Mining, Inc. of Scottsdale, Arizona, on May 12, 2012, pursuant to which the Corporation acquired a flotation and grinding circuit and related equipment, for US$650,000, paid as to $400,000 in cash, with the balance paid through the issue of 1,250,000 common shares.

Purchase and sale agreement dated November 3, 2010 between the Corporation and Balmoral Resources Ltd. (“Balmoral”) (attached as Exhibit 4.12) for the sale of the Corporation’s eastern Canadian exploration properties to Balmoral. The transaction closed on November 10, 2010. In consideration for the properties, Balmoral made a one-time cash payment of $3.7 million and issued 4.5 million common shares to the Corporation which were valued at Cdn $5.175 million for a total transaction value of over $8.9 million. The Balmoral shares issued to the Corporation were subject to a four month hold period and a pooling agreement.

Agency Agreement between the Corporation and Wellington West Capital Markets Inc. (“Wellington”) dated January 17. 2011 pursuant to which Wellington acted as agent for the Corporation in connection with a public offering in Canada of units, each unit consisting of one common share and one half of one warrant, at a price of $0.35 per unit. The offering closed on January 21, 2011. The Corporation paid Wellington a cash commission equal to 6% of the gross proceeds raised, and issued to Wellington warrants to purchase 2,963,700 common shares exercisable at $0.38 per share until July 21, 2012.

Underwriting Agreement between the Corporation and Wellington West dated September 14. 2011 pursuant to which Wellington acted as underwriter for the Corporation in connection with a public offering in Canada of common shares at a price of $0.53 per common share. The offering closed on September 29, 2011. The Corporation paid Wellington a cash commission equal to 6% of the gross proceeds raised, and issued to Wellington warrants to purchase 690,000 common shares exercisable at $0.61 per share until March 29, 2013. Pursuant to the terms of the agreement, Wellington had the right to over-allot the financing by up to 1,725,000 common shares. On October 27, 2011 Wellington exercised the over-allotment option in full.

Secured promissory note and guaranty entered into among the Corporation, Bonanza Explorations Inc. and Resource Income Fund L.P. (“RIF”) dated, February 14, 2012 pursuant to which RIF loaned to the Corporation US$6.0 million. The Corporation will repay the loan through the delivery of 3.936 ounces of gold in 32 equal weekly instalments, commencing May 7, 2012. In connection with the note, the Corporation granted RIF 4,000 ounces of gold call options with a strike price of US$2,025 per ounce, expiring April 15, 2013. Repayment of the note is secured by a pledge of the shares of Bonanza Explorations Inc. pursuant to a share pledge agreement between the Corporation and RIF, dated February 14, 2012, and by a security interest over the assets of the Corporation pursuant to security agreements between the Corporation and RIF, and Bonanza Explorations Inc. and RIF, dated February 14, 2012.

Master Purchase Contract & Bill of Sale between the Corporation and Auramet Trading, LLC dated February 14, 2012 pursuant to the Corporation agreed to sell, and Auramet agreed to purchase, 100% of gold production from the Copperstone Project.

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

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Corporation by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Corporation, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

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

Dividend

Dividends paid or deemed to be paid or credited by the Corporation to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of the Corporation’s voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Corporation’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Corporation and (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE CORPORATION’S COMMON SHARES.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of common shares.

Passive Foreign Investment Company Rules

If the Corporation were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Corporation believes that it was classified as a PFIC during the tax year ended December 31, 2011, and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Corporation and any subsidiary of the Corporation.

In addition, in any year in which the Corporation is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the “income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Corporation is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Ownership and Disposition of Common Shares to the Extent that the PFIC Rules do not Apply

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Corporation does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

All material contracts may be inspected on SEDAR at www.sedar.com and at the Corporation’s corporate head office at 1238 – 200 Granville Street, Vancouver, British Columbia, during normal business hours.

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

Disclosure Controls and Procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in rule 13a-15(e) or Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2011, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15(b) or Rule 15d-15(b) promulgated under the Exchange Act. As a result of this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2011.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal controls over financial reporting were not effective as of December 31, 2011. Material adjustments were identified during the year-end audit process relating to certain accounting matters that were adjusted for in the December 31, 2011 consolidated financial statements. These adjustments indicate a material weakness which arose as a result of limited finance staff with financial reporting expertise to address and review more complex accounting matters.

Management is currently reviewing the Corporation’s internal control and systems requirements in the context of the continuing operations at Copperstone and will consider the need for additional finance personnel during 2012. Subsequent to year end the Corporation has hired two additional finance staff members with financial expertise which will assist management in ensuring the Corporation’s internal controls over financial reporting are effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer.

ITEM 16A.	Audit Committee Financial Expert

The Corporation’s Board of Directors has determined that both Mr. Robert McKnight and Mr. Giulio Bonifacio fulfill the role of a Financial Expert on the Corporation’s audit committee. Both Messrs McKnight and Bonifacio are “independent” as the term is defined under the applicable rules of the American Stock Exchange. Mr. Bonifacio is a professional accountant with extensive experience and knowledge in areas of corporate finance, securities matters, project finance and mergers & acquisitions. Mr. McKnight has a Master’s in Business Administration and has experience in financial, accounting and taxation matters. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.

The independent members of the audit committee are Robert McKnight, Giulio Bonifacio and Jamie Newall. All members are considered to be financially literate and independent.

Relevant Education and Experience

Mr. Robert McKnight holds a MBA, is a registered Professional Engineer and is an accomplished mining executive at both senior and junior mining companies having held leadership positions. Mr. McKnight has over 26 years of experience in the resource business with a wealth of knowledge in project finance, mergers and acquisitions, feasibility studies and valuations. Mr. McKnight was a Director of Selwyn Resources Ltd., a company listed on the TSX Venture Exchange, and for a portion of his time with Selwyn, its Chief Financial Officer, from November, 2004 to November, 2010; the CFO of StrataGold Corporation, a company listed on the TSX, from February 2004 to January 2006; Director and at times Chief Financial Officer of Savant Resources Ltd, May 2007- Present (resigned as CFO Jan 2008); Vice President and, for part of the time, Chief Financial Officer of Yukon Zinc Corporation, a company listed on the TSX Venture Exchange, from February 2004 until July 2008; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; and prior thereto various senior corporate development roles with various TSX and TSX-V resource companies. Mr. McKnight serves on the Audit Committee of Savant Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee.

Mr. Giulio Bonifacio has over 26 years in senior executive positions in the mining industry. Mr. Bonifacio is a professional accountant with extensive experience and knowledge in areas of corporate finance, securities matters, project finance and mergers & acquisitions. Mr. Bonifacio is the founder, President & CEO of Nevada Copper Corp. and has a successful track record of raising equity and project capital for development projects of merit. Mr. Bonifacio has held senior executive finance roles with Getty Resources Limited, TOTAL S.A. and Vengold Inc. Mr. Bonifacio has served on many audit committees of TSX and TSX-V listed companies and currently is a member of Eathworks Industries audit committee.

Mr. Jamie Newall is Director of Investment for the UK and European pipeline of Intrepid Financial’s investments. Mr. Newall currently sits on the board of Suparna Gold Corp., Opal Energy and EShippers Management Ltd. Prior to Intrepid he was a board director of BPL Global the leading broker in trade credit and political risk with particular focus on commodities and emerging markets. Jamie is a graduate of Cambridge University and holds a Masters Degree in Law.

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

The Code of Ethics was previously filed as an exhibit to the 2005 Annual Report. The Corporation will provide a copy of the Code of Ethics without charge to any person, upon written request to the Secretary of the Corporation at its address at 1238 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

ITEM 16C.	Principal Accountant Fees and Services

In Canadian Dollars	Year ending December 31, 2011	Year ending December 31, 2010
Audit fees	326,250	153,071
Audit-related fees	Nil	Nil
Tax fees – Canadian	22,000	Nil
Tax fees – US	Nil	Nil
All other fees	Nil	Nil
Total fees billed	348,250	153,071

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

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during the Corporation’s fiscal year ended December 31, 2011.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G.	Corporate Governance

Not Applicable.

ITEM 16H.	Mine Safety Disclosure

Bonanza operates the Copperstone Gold Mine in Arizona. For the year ended December 31, 2011, the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item is included in Exhibit 16.1 to this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2011, December 31, 2010 and January 1, 2010

Consolidated Statements of Operations, Comprehensive Loss and Cash Flows, for the fiscal years ended December 31, 2011 and December 31, 2010.

Notes to Consolidated Financial Statements

ITEM 18.	FINANCIAL STATEMENTS

See Item 17.

ITEM 19.	EXHIBITS

Exhibit
Number	Description
1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)
2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)
4.1	Employment Agreement for Brian Kirwin.(2)
4.2	Purchase Agreement between the Corporation and Balmoral Resources Ltd. dated November 3, 2010(3)
4.3	Purchase Agreement between the Corporation and NJB Mining, Inc. dated May 12, 2010.
4.4	Agency Agreement between the Corporation and Wellington West Capital Markets Inc. (“Wellington”) dated January 17, 2011
4.5	Underwriting Agreement between the Corporation and Wellington West dated September 14, 2011
4.6	Secured promissory note and guaranty Corporation, Bonanza Explorations Inc. and Resource Income Fund L.P. (“RIF) dated, February 14, 2012
4.7	Pledge Agreement between the Corporation and RIF dated February 14, 2012
4.8	Security Agreement between the Corporation and RIF dated February, 2012
4.9	Security Agreement between the Bonanza Explorations Inc. and RIF dated February 14, 2012
4.10	Master Purchase Contract and Bill of Sale Agreement between the Corporation and Auramet Trading, LLC dated February 14, 2012
8.0	List of Principal Subsidiaries: Bonanza Exploration Inc. (Nevada)
11.0	Code of Ethics.(1)
12.1	Section 302 Certification by Chief Executive Officer.
12.2	Section 302 Certification by Chief Financial Officer.
13.1	Section 906 Certification by Chief Executive Officer.
13.2	Section 906 Certification by Chief Financial Officer.
16.1	Mine Safety Disclosure

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 6, 2011.

AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2011 and 2010

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To Shareholders of American Bonanza Gold Corp.

We have audited the accompanying consolidated financial statements of American Bonanza Gold Corp. which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010 and January 1, 2010, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidate balance sheets of American Bonanza Gold Corp. as at December 31, 2011 and December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

//s// KPMG LLP

Chartered Accountants

March 28, 2012
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
		(note 13)	(note 13)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,822,511	3,104,650	957,923
Amounts receivable (note 3)	155,780	114,442	455,680
Prepaid expenses	632,895	34,758	32,926
Inventory (note 4)	973,216	-	-
Marketable securities (note 5)	-	5,805,000	1,879,842
	3,584,402	9,058,850	3,326,371

DEFERRED SHARE ISSUE COSTS	-	181,726	-

MINERAL PROPERTIES, PLANT AND EQUIPMENT (note 6)	58,413,514	27,202,998	37,829,945

RECLAMATION BOND (note 7)	1,697,938	20,000	20,000
	60,111,452	27,404,724	37,849,945

TOTAL ASSETS	63,695,854	36,463,574	41,176,316

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	4,849,905	1,079,376	687,940

RECLAMATION AND SITE RESTORATION (note 7)	1,541,625	-	40,621
	6,391,530	1,079,376	728,561

SHAREHOLDERS’ EQUITY
Share capital (note 8)	85,411,531	62,449,075	60,650,619
Other equity reserve (note 8)	9,750,370	6,319,728	6,396,978
Accumulated other comprehensive income (loss)	13,373	(906,088)	(285,353)
Deficit	(37,870,950)	(32,478,517)	(26,314,489)
	57,304,324	35,384,198	40,447,755

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	63,695,854	36,463,574	41,176,316

Subsequent events (note 15)

APPROVED ON MARCH 28 , 2012 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)
For the year ended December 31, 2011 and 2010	2011	2010
	$	$

EXPENSES (INCOME):
Share-based payments (note 8)	3,113,349	-
Management fees, consulting and salaries	1,016,187	292,590
Investor relations	347,723	208,223
Loss on sale of marketable securities	274,510	1,205,004
Exploration	272,275	283,594
Legal and accounting	197,666	134,928
Business development	167,681	257,916
Office and administration	75,924	12,358
Insurance	48,946	40,488
Interest and accretion of asset retirement obligation	12,069	1,431
Amortization	4,560	8,110
Foreign exchange (gain) loss	(38,054)	13,749
Interest income	(67,229)	(79)
Other income	(33,174)	-
Mineral properties write down (note 6)	-	3,724,821
Loss on mineral property disposal	-	70,355

LOSS BEFORE INCOME TAXES	(5,392,433)	(6,253,488)

DEFERRED INCOME TAXES RECOVERY	-	89,460

LOSS FOR THE YEAR	(5,392,433)	(6,164,028)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized loss on available-for-sale marketable securities, net of tax	(904,510)	(379,111)
Reclassification of loss realized in the year	274,510	1,205,004
Currency translation adjustments	1,549,461	(1,446,628)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	919,461	(620,735)

COMPREHENSIVE LOSS FOR THE YEAR	(4,472,972)	(6,784,763)

LOSS PER COMMON SHARE
Basic and diluted	(0.03)	(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES	182,241,377	122,765,013

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
For the year ended December 31, 2011 and 2010	2011	2010
	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year	(5,392,433)	(6,164,028)
Items not affecting cash:
Share-based compensation	3,113,349	-
Loss on marketable securities	274,510	1,205,004
Amortization	4,560	8,110
Accretion of reclamation and site restoration	12,069	1,431
Interest income	67,229	79
Unrealized foreign exchange (gain) / loss	(38,054)	13,749
Write-down of mineral properties	-	3,724,821
Non-cash portion of loss on sale of properties	-	70,355
Deferred income taxes	-	(89,460)
	(1,958,770)	(1,229,939)

Changes in non-cash operating accounts:
Inventory	(973,216)	-
Amounts receivable	(41,338)	341,238
Prepaid expenses	(598,137)	(1,832)
Accounts payable and accrued liabilities	655,555	(14,642)
Interest received	(67,229)	(79)
	(2,983,133)	(905,254)
INVESTING ACTIVITIES
Sale of marketable securities, net of commission	4,900,490	960,191
Reclamation bond	(1,677,938)	-
Purchase of mineral properties, plant and equipment	(25,085,629)	(2,853,338)
Payment received on mineral property sale, net of cost	-	3,631,897
	(21,863,077)	1,738,750

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	23,526,019	1,326,980

Effect of exchange rates on cash and cash equivalents	38,054	(13,749)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,282,139)	2,146,727

CASH AND CASH EQUIVALENTS, beginning of year	3,104,650	957,923

CASH AND CASH EQUIVALENTS, end of the year	1,822,511	3,104,650

SUPPLEMENTARY INFORMATION:
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	3,683,186	568,212
Reclamation and site restoration obligation included in mineral properties, plant and equipment	1,529,556	-
Fair value of warrants as financing costs and cost of property	428,237	-
Capitalization of share based compensation in mineral properties, plant and equipment.	258,000	-
Depreciation capitalized in mineral properties, plant and equipment	164,552	-
Deferred finance costs of prior year reclassified to share capital	181,726	-

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
For the year ended December 31, 2011 and 2010

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$

Balance, January 1, 2010	118,245,889	60,650,619	6,396,978	(285,353)	(26,314,489)	40,447,755
Private placement	9,603,383	1,393,081	-	-	-	1,393,081
Shares issued for plant purchase	1,250,000	212,500	-	-	-	212,500
Exercise of options	1,100,000	192,875	(77,250)	-	-	115,625
Other comprehensive income	-	-	-	(620,735)	-	(620,735)
Loss for the period	-	-	-	-	(6,164,028)	(6,164,028)
Balance, December 31, 2010	130,199,272	62,449,075	6,319,728	(906,088)	(32,478,517)	35,384,198

Private placement, net of share issue costs	63,225,000	21,894,378	-	-	-	21,894,378
Exercise of warrants	295,083	107,084	-	-	-	107,084
Exercise of options	4,830,000	592,050	-	-	-	592,050
Reclass option exercised	-	368,944	(368,944)	-	-	-
Stock-based compensation	-	-	3,371,349	-	-	3,371,349
Agent warrants valuation	-	-	428,237	-	-	428,237
Other comprehensive income	-	-	-	919,461	-	919,461
Loss for the period	-	-	-	-	(5,392,433)	(5,392,433)
Balance, December 31, 2011	198,549,355	85,411,531	9,750,370	13,373	(37,870,950)	57,304,324

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation, with the exception of Copperstone property (note 6) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going- concern which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

As at December 31, 2011, the Corporation had cash and cash equivalents of $1,822,511 and a working capital deficiency of $1,265,503. Subsequent to December 31, 2011, the Corporation completed a USD $6,000,000 gold prepayment facility and made two separate provisional gold sale shipments (note 15).

The ability of the Corporation to continue as a going concern is dependent on its ability to attain profitable operations. If the profitability of operations is delayed, additional financing may be necessary to achieve this profitability. With the Corporation currently transitioning from commissioning stage to commercial production, it may require additional financing to carry out its near-term operating plans and achieve the required profitability. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the gold prepayment facility noted previously. In addition, the Corporation now has evidence of its ability to produce saleable gold concentrates based on the preliminary operating statistics and sales information available subsequent to year end.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements represent the Corporation’s first IFRS annual consolidated financial statements and have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Corporation adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010 and these consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011, with significant accounting policies as described below.

First-time adoption of IFRS

The Corporation’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The basis of preparation of these consolidated financial statements is different to that of the Corporation’s prior year consolidated financial statements prepared in accordance with Canadian GAAP due to the Corporation’s transition to IFRS. The disclosures required by IFRS 1 demonstrating the impact of the transition to IFRS with a transition date of January 1, 2010 on the financial position and financial performance of the Corporation are provided in note 13. Note 13 includes reconciliations of the Corporation’s consolidated balance sheets and statements of operations and comprehensive loss as at the date of transition and for the 2010 comparative periods prepared in accordance with Canadian GAAP and as previously reported or revised, to those prepared and reported in these consolidated financial statements in accordance with IFRS.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation (continued)

The consolidated financial statements include the accounts of the Corporation and its controlled subsidiary. Control is achieved when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The only subsidiary of the Corporation as at December 31, 2011 is the wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada Corporation). The primary activity of the subsidiary is the development and operation of the Copperstone gold project and the exploration of other mineral properties in the United States. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

Marketable securities

Marketable securities are classified as available-for-sale and are carried at the fair value based upon quoted market prices in active markets. Changes in fair value are included in other comprehensive income. Impairment losses are recognized in income.

Inventory

Supplies inventory includes the cost of consumables used in operations and is valued at the lower of average cost and net realizable value. Replacement cost is being used to estimate net realizable value.

Product inventories comprise ore concentrate, ore in stockpiles and work-in-progress. Product inventories are recorded at the lower of average cost and net realizable value. Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. The cost of stockpiled ore includes the cost of mining the ore and associated amortization and depletion. Costs based on the average cost per tonne stockpiled are removed from stockpiled ore and added to work in process inventory when stockpiled ore is crushed.

Work-in-progress includes crushed ore, materials, direct labour, other direct costs, production overheads and amortization of plant, equipment and mineral properties directly involved in the mining and production processes. Waste removal costs related to production are inventoried as incurred. When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Mineral Properties

(1) Exploration and evaluation assets

Exploration and evaluation expenditures incurred in respect of a property before the acquisition of a mineral interest are expensed as incurred to general mineral exploration expense. Once a license to explore an area has been secured, expenditures on exploration and evaluation expenditures are capitalized to exploration and evaluation assets and classified as a non-current asset. Costs related to mineral activities, which include acquisition, exploration, and evaluation of mining properties, are capitalized on a property-by-property basis until such time as the property is placed in production, is sold or abandoned or determined to be impaired.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Exploration and evaluation assets (continued)

Option payments received on mineral property interests optioned to third parties are credited against previous capitalized acquisition and exploration and evaluation costs for that mineral property interest and to income to extent that amounts exceed those costs.

All capitalized exploration and evaluation expenditures are monitored for indicators of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that the exploration and evaluation expenditure is not expected to be recoverable, the expected impairment loss is charged to income.

When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs for that area of interest are first tested for impairment and then are reclassified to mineral property, plant and equipment (“MPPE”).

(ii) Mineral Property Costs

Mine development costs, including reclassified acquisition and exploration and evaluation assets are recorded at cost less accumulated amortization and accumulated impairment losses. Costs associated with commissioning new assets, net of incidental revenues, are capitalized as mineral property costs until commercial production is rendered. The Corporation has determined that the Copperstone project will be considered to have reached commercial production once it achieves 60% utilization of the designed capacity for a period of 30 consecutive days. The Copperstone project had not reach commercial production as at December 31, 2011.

Mine development and stope access incurred during the development of a mine are capitalized into MPPE. Mine development and stope access incurred during the commercial production phase are production costs that are included in the costs of inventory produced during the period that the these costs are incurred, unless the mine development and stope access activity can be shown to give rise to future benefits from the mineral property such as increased reserves, in which case the costs would be capitalized to MPPE. As at December 31, 2011, stope access costs were capitalized as MPPE.

(iii) Property and equipment

Plant and equipment is carried at cost less accumulated amortization and impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of costs of dismantling and removing an item and restoring the site. The Corporation acquired its Copperstone project production equipment including mill, crushers and mobile equipment and such expenditures are recorded at cost. Most of this equipment was used and requires refurbishing and offsite preparation prior to construction in the Copperstone site in 2011. Currently, only the mobile equipment is depreciated as use began in the quarter ending December 31, 2011. The mobile equipment is being depreciated on a straight line basis over a 5 year period and such depreciation was capitalized to MPPE. None of the other plant and equipment was ready for its intended use as of December 31, 2011, and hence no amortization was taken during the current fiscal year.

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

When significant parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment. The cost of replacing or overhauling a component of plant and equipment is recognized in the carrying amount when there is a future economic benefit to the Corporation and its cost is reasonably determinable. The carrying amount of the replaced component is written off. Costs of repairs and maintenance are expensed as incurred.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(iv) Amortization and depletion

Mineral property costs capitalized during the production phase are amortized when commercial production begins using the units of production method based upon proven and probable reserves. Mine development and stope access costs capitalized during the production phase, not allocated to inventory, are depleted on a unit of production method over the reserves that directly benefit from the stope access.

Plant and equipment, including major components, are depreciated using a straight-line method over their estimated useful lives, typically ranging from 5 to 7 years.

Amortization methods and useful lives are reviewed at each annual reporting date.

Provisions

Provisions are recognised when the Corporation has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where a provision is measured using the cash flows estimated to the settle the obligation, its carrying amount is the present value of those cash flows.

Reclamation and restoration

The obligations associated with the reclamation and restoration of tangible long-lived assets is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations or a combination thereof. The liability is recorded at the present value of the estimated risk adjusted future cash flows associated with the site closure and reclamation using a risk-free discount rate. The liability is accreted to reflect the passage of time through charges to accretion, which is included in interest and accretion of asset retirement obligation expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset. Additional disturbances or changes in the estimated costs are recognized as additions or changes to the liability and related tangible long-lived assets when incurred.

Income taxes

Current tax

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss in respect of taxable temporary differences associated with investments in subsidiaries and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and losses can be utilized, except where the deferred income tax asset related to a deductible temporary difference which arose from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. In respect of deductible temporary differences associated with investments in subsidiaries and interest in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive income.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

Share capital

Common shares
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Equity Units
Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

Share based payments

The Corporation grants share-based payment awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of comprehensive income and credited to the related reserve account, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. For share based payments granted to mine employees, the compensation cost is capitalized to mineral interests to the extent of their direct involvement with the mining and development process.

The fair value of the equity-settled awards is determined at the date of the grant for employee awards. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Corporation. At each balance sheet date, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognised in the consolidated statement of comprehensive income with a corresponding entry against the related reserve. No expense is recognised for awards that do not ultimately vest.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Share based payments (continued)

The fair value of stock option awards is determined by using the Black-Scholes option pricing model. The Black-Scholes model requires inputs, including estimates of the expected term to exercise and future stock price volatility. The expected term to exercise is determined based upon historical data of the average hold period before exercise. Expected volatility is estimated with reference to the historical share price volatility of the Corporation’s share price.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Revenue recognition

Once commercial production is declared, revenue from the sale of concentrates at the Corporation’s Copperstone project is recognized when the significant risks and rewards of ownership have passed to the buyer. It is probable that economic benefits associated with the transaction will flow to the Corporation, the sale price can be measured reliably, the Corporation has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from gold concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays typically a few months after the shipment date. The Corporation records adjustments to revenues based on quoted forward prices until the final settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value.

Impairment of financial assets

The Corporation assesses at the end of each reporting period or when events or circumstances indicated that a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Available for sale

If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from other comprehensive loss to profit or loss.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets

At the end of each reporting period, or when events and circumstances indicate that an impairment may have occurred, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Corporation estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of a non-financial asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its United States subsidiary is the United States dollar.

Foreign currency transactions entered directly by the Corporation or its subsidiary are translated into their functional currency as following:

Monetary assets and liabilities are translated at period end exchange rates and other balance sheet items are translated at historical exchange rates.
Income statement items are translated in effect at the time of transaction.
Foreign exchange gains and losses are included in the determination of income.

Transaction of the foreign functional currency subsidiary financial statements into the Parent’s Canadian dollar reporting currency is performed as follows:

Assets and liabilities are translated at period end exchange rates and other balance sheet items are translated at historic exchange rates.
Income statement items are translated at average exchange rates prevailing during the period.

Exchange gains and losses on the translation of the foreign operations into the Corporation’s functional currency are excluded from the determination of income and reported as a foreign currency translation adjustment in the other comprehensive income in the shareholder’s equity.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets

All financial assets are initially recorded at fair value and classified upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses supported by objective evidence which are recognized in profit and loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and classified upon inception as FVTPL or other financial- liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held-for- trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities classified as FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

Segmented information

The Corporation conducts its business in a single operating segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in the United States as detailed in note 6.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting judgments and estimates

The preparation of these financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant areas of judgments and estimates made by management are as follows:

Recoverability of accounts receivable

Provision is made against accounts that in the estimation of management may be impaired. The recoverability assessment of accounts receivable is based on a range of factors including the age of the receivable and the creditworthiness of the customer. The provision is assessed monthly with a detailed formal review of balances and security being conducted annually. Determining the recoverability of an account involves estimation as to the likely financial condition of the customer and their ability to subsequently make payments. To the extent that future events impact the financial condition of the customers these provisions could vary significantly.

Estimated reserves, resources and exploration potential

Reserves are estimates of the amount of product that can be extracted from the Corporation’s properties, considering both economic and legal factors. Calculating reserves, resources and exploration potential estimates requires decisions on assumptions about geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, prices and exchange rates.

Estimating the quantity and/or grade of reserves, resources and exploration potential require the analysis of drilling samples and other geological data. Estimates may change from period to period as the economic assumptions used to estimate reserves, resources and exploration potential change from period to period, and because additional geological data is generated during the course of operations. Changes in reported reserves may affect the Corporation financial position.

Impairment of property, plant and equipment

Assets or cash generating units are evaluated at each reporting date to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal.

Present values are determined using a risk-adjusted pre-tax discount rate appropriate for the risks inherent to the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. The Corporation’s management is required to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the asset may be impaired and the impairment would be charged against the consolidated statement of comprehensive income.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting judgments and estimates (continued)

Fair value of share-based compensation

The Corporation grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of comprehensive income and credited to the related reserve account, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected term to exercise and future price volatility. Changes in these assumptions can materially affect the fair value estimate.

Decommissioning, restoration and similar liabilities

Decommissioning and restoration obligation provisions represents management’s best estimate of the present value of the future costs. Significant estimates and assumptions are made in determining the amount of obligations provisions. Those estimates and assumptions deals with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible disturbance; and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Taxation

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the balance sheet.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows and profitability. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. The application of income tax legislation also requires judgments. These judgments and assumptions are subject to risk and uncertainty, therefore there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized.

New Accounting Pronouncements

These following discussed new and revised accounting standards have not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that they will have on its financial statements or whether to early adopt any of the new requirements.

Accounting standards effective January 1, 2013

IAS 1 – Presentation of Financial Statements

IAS 1 – Presentation of Financial Statements requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting pronouncements (continued)

IFRS 10 – Consolidated Financial Statements

IFRS 10 – Consolidated Financial Statements, supersedes SIC 12 – Consolidation – special purpose entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non–contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

IFRS 13 – Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 was issued in October 2011. IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods.

Accounting standards effective January 1, 2015

IFRS 9 – Financial instruments

IFRS 9 was issued in November 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

3.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Goods and services and harmonized sales tax	27,167	25,705	6,077
Quebec sales tax	489	17,603	8,849
Mining duties and refundable tax credits receivable	100,625	68,505	433,998
Related party receivable (note 10)	17,763	-	-
Other	9,736	2,629	6,756
	155,780	114,442	455,680

4.	INVENTORY

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Ore stockpile	823,965	-	-
Inventory supplies	149,251	-	-
	973,216	-	-

5.	MARKETABLE SECURITIES

			Accumulated
			unrealized
	Fair Value	Cost	gains (losses)
	$	$	$
December 31, 2011	-	-	-
December 31, 2010 – Balmoral Resources Ltd.	5,805,000	5,175,000	630,000
January 1, 2010 – Hawthorne Gold Corp.	1,879,842	2,155,646	(275,804)

In November 2010 the Corporation signed a definitive agreement with Balmoral Resources Ltd. (“Balmoral”) for the sale of the Corporation’s eastern Canadian exploration properties. In consideration for the properties, Balmoral made a onetime cash payment to Bonanza of $3.7 million dollars and issued 4.5 million common shares of Balmoral to the Corporation valued at $1.15 per share or $5,175,000 in total on that date. On September 13, 2011, these shares were sold at $1.10 per share, resulting in a realized loss of $225,000. A commission of $49,510 was paid for the sale resulting in a total loss of $274,510.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Exploration &
	Mineral	Property, Plant	Evaluation
	Properties	and Equipment	Properties	TOTAL
	$	$	$	$
Cost
January 1, 2010	-	126,558	37,815,443	37,942,001
Addition:	-	1,689,203	1,296,425	2,985,628
Property write down	-	-	(3,724,821)	(3,724,821)
Property disposal	-	-	(8,628,424)	(8,628,424)
Currency Adjustment	-	(45,959)	(1,205,196)	(1,251,155)
December 31, 2010	-	1,769,802	25,553,427	27,323,229
Addition	5,385,292	22,583,802	2,065,491	30,034,585
Transfer	28,045,493	-	(28,045,493)	-
Recapitalized depreciation	-	164,552	-	164,552
Currency Adjustment		753,792	426,575	1,180,367
December 31, 2011	33,430,785	25,271,948	-	58,702,733

Accumulated amortization
January 1, 2010	-	(112,056)	-	(112,056)
Depreciation	-	(8,110)	-	(8,110)
Currency Adjustment	-	(65)	-	(65)
December 31, 2010	-	(120,231)	-	(120,231)
Depreciation	-	(169,112)	-	(169,112)
Currency Adjustment	-	124	-	124
December 31, 2011	-	(289,219)	-	(289,219)

Net book value
January 1, 2010	-	14,502	37,815,443	37,829,945
December 31, 2010	-	1,649,571	25,553,427	27,202,998
December 31, 2011	33,430,785	24,982,729	-	58,413,514

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Mineral Property – Copperstone

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

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

All required property payments were made with respect to the Copperstone project as of December 31, 2011, and all claims are in good standing until August 2012. Claim fees are renewed on an annual basis.

During the first quarter of 2011, the Copperstone project was reclassified to mineral property assets under development from exploration and evaluation assets as proven and probable reserves were determined to exist and the development of the project was approved by management.

Exploration and Evaluation assets

Canadian Mineral Interests

At September 30, 2010, the Corporation wrote down the carrying value of its Fenelon, Northway, Martiniere and Northshore properties by $3,547,892 due to the anticipated sale of these mineral properties to Balmoral.

During the quarter ended December 31, 2010, the Corporation disposed of these Canadian properties for $3.7 million and 4.5 million Balmoral common shares as consideration. The gross proceeds were $8,875,000. The total carrying value of all the Canadian properties was $8,915,036 resulting in a loss of $70,355 after considering other transaction related charges and certain asset retirement obligations being assumed by the buyer.

Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments have been made to hold the claims in good standing until August 2012. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Gold Bar (continued)

During the quarter ended December 31, 2010, the Corporation wrote off the carrying value of $176,929 as no exploration activity has occurred on this property in recent years.

Iskut Joint Venture

By agreement dated June 1, 1989 between Golden Band Resources Inc. (“Golden Band”), and Barrick Gold Corp., formerly Prime Resources Corp. (“Barrick”) and American Bonanza Gold Corp., formerly American Ore Ltd. (“American Bonanza”) formed a joint venture with mineral claims located next to the Snip mine in northern British Columbia.

American Bonanza had written down its interest down to zero value in previous years.

During March 2011, American Bonanza and Golden Band acquired Barrick’s Iskut Joint Venture interest with 47.5% to American Bonanza and 52.5% to Golden Band in return for acknowledging Barrick’s resignation as operator and discharged Barrick from all of its duties and obligations as the operator of the Iskut JV. No consideration was paid by American Bonanza and Golden Band to acquire the JV’s net assets, which included exploration property interests and no known liabilities were known to exist at the time of the acquisition.

In June 2011, the Corporation and its joint venture partner Golden Band signed a letter agreement to sell their JV interest to Skyline Gold Corporation. The general terms of the Skyline agreement require the payment of 5,000,000 common shares of Skyline and 2,500,000 warrants which are exercisable for a period of five years to be split proportionately between the Corporation (47.5%) and Golden Band (52.5%). One warrant can be converted into a common share of Skyline at a price of $0.50 per share. The sale was subject to negotiating the final terms of the agreement, meeting certain conditions specified in the letter of agreement and receiving approval from the regulatory authorities, which closed subsequent to December 31, 2011 (see note 15).

Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July 2004.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

7.	RECLAMATION AND SITE RESTORATION

The Corporation incurs reclamation and closure cost obligations relating to its operating and development projects. The present value of the obligation relating to Copperstone mine was $1,541,625 as at December 31, 2011 reflecting anticipated cash flows to be incurred over the next 7 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of these obligations is $1,708,625 (December 31, 2010 – $1,677,930, January 1, 2010 – $nil), calculated using an effective weighted inflation rate assumption of 3.43% (December 31, 2010 – nil, January 1, 2010 – nil). Accretion expense of $12,069 has been charged to earnings for the year ended December 31, 2011 (December 31, 2010 – $1,431) to reflect an increase in the carrying amount of the reclamation and closure costs obligation which has been determined using an effective weighted discount rate of 1.68% (2010 – 2.74%). Changes to the reclamation and closure cost obligation during the years ended December 31, are as follows:

	2011	2010
	$	$
Reclamation and closure costs – beginning of year	-	40,621
Incurrence of obligations	1,529,556	-
Accretion expense	12,069	1,431
Reduction of obligations on dispositions of mining interests	-	(42,052)
Reclamation and closure costs obligations – end of year	1,541,625	-

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,677,938 for the Copperstone project. In addition the Corporation has a $20,000 bond in place relating to its Canadian properties which is pending release as the properties had been sold in 2010.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

8.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at December 31, 2011, the Corporation had 198,549,355 common shares issued and outstanding (December 31, 2010 – 130,199,272 and January 1, 2010 – 118,245,889).

No Class A Preferred Shares have been issued.

On January 21, 2011, the Corporation closed a marketed public offering of units including those issued pursuant to the over-allotment option, which was exercised in full by Wellington West Capital Markets Inc. (the “Agent”) (the “Offering”). A total of 50 million units were sold, at a price of $0.35 per unit, for gross proceeds of $17.5 million. Each unit consists of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The warrants will not be listed for trading. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. Share issue cost related to this financing totaled $1,794,787 including the fair value of Agent warrants estimated as $314,375 using the Black-Scholes pricing model.

On September 29, 2011, the Corporation closed a bought financing deal of 11,500,000 common shares issued at $0.53 per share for gross proceeds of $6,095,000 (“the Offering”). The Corporation paid a cash commission equal to 6% of the gross proceeds of the Offering and issued agent warrants to purchase that number of common shares of the Corporation equal to 6% of the Offering at a price of $0.61 per share, exercisable until March 29, 2013. An over-allotment option was exercised in full resulting in the issuance of an additional 1,725,000 shares at a price of $0.53 per share on October 27, 2011 for gross proceeds of $914,250. Share issue costs related to this financing totaled $820,085 including the fair value of Agent warrants estimated as $67,412 using the Black-Scholes pricing model.

During the year ended December 31, 2011, the Corporation issued 295,083 shares for gross proceeds of $107,084 from the exercise of share purchase warrants and 4,830,000 shares for gross proceeds of $592,050 from the exercise of stock options.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date - including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion. Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at December 31, 2011, the Corporation has stock options outstanding to acquire an aggregate of 18,005,000 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 3.51 years expiring between November 6, 2012 to September 2, 2016.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

8.	SHARE CAPITAL (continued)

	Number of	Weighted average
	Options	exercise price
		$
Outstanding, December 31, 2009	11,660,000	0.10
Exercised	(1,100,000)	0.12
Outstanding, December 31, 2010	10,560,000	0.10
Granted	12,275,000	0.44
Exercised	(4,830,000)	0.12
Outstanding, December 31, 2011	18,005,000	0.33

Exercisable, December 31, 2011	18,005,000	0.33

The following table summarizes stock options outstanding and exercisable at December 31, 2011:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.06 - $0.09	4,980,000	2.03
$0.19 - $0.22	1,250,000	1.04
$0.37 - $0.39	6,945,000	4.19
$0.53	4,830,000	4.68
	18,005,000	3.51

During the year ended December 31, 2011, under the fair value based method, $3,371,349 (2010 – $nil) in compensation expense was recorded for options granted to employees of which $3,113,349 was charged to operations and $258,000 was capitalized to mineral interests.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010
Risk free interest rate	2.16%	-
Expected dividend yield	-	-
Stock price volatility	75.6%	-
Forfeiture rate	0%	-
Expected life of options	5.0 years	-

The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected volatility is based on the Corporation’s historical prices. The expected average option term is the average expected period to exercise, based on the historical activity patterns for historical grants.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

8.	SHARE CAPITAL (continued)

Warrants

At December 31, 2011, the Corporation had 32,363,058 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, December 31, 2009	-	-
Granted	4,004,441	0.23
Balance, December 31, 2010	4,004,441	0.23
Granted	28,653,700	0.45
Exercised	(295,083)	0.36
Balance, December 31, 2011	32,363,058	0.42

The following table summarizes the warrants outstanding and exercisable at December 31, 2011:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.23	3,887,608	0.63
$0.38	2,963,700	0.56
$0.45	24,821,750	0.56
$0.61	690,000	1.24
	32,363,058	0.58

The fair value of agent’s warrants used to calculate share issuance costs has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010
Risk free interest rate	1.57%	-
Expected dividend yield	-	-
Stock price volatility	63.9%	-
Forfeiture rate	0%	-
Expected life of options	1.5 years	-

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

9.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include executive officers and directors of the Corporation. Compensation of the Corporation’s key management personnel is comprised of the following:

	Year ended

	Dec 31, 2011	Dec 31, 2010
	$	$
Executive salaries and short-term benefits	703,820	434,750
Share-based payments	2,144,400	-
	2,848,220	434,750

10.	RELATED PARTY TRANSACTIONS

The Corporation’s related parties consist of companies which have certain directors in common as follows:

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

	Year ended

	Dec 31, 2011	Dec 31, 2010
	$	$
Management and consulting fees	171,125	79,091
General and administration expenses	15,375	133,409
	186,500	212,500

As of December 31, 2011, a receivable balance of $17,763 remained outstanding from its related parties.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

11.	INCOME TAXES

	(a)	Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in the years ended December 31, 2011 and 2010:

	2011	2010
	$	$

Combined federal and provincial tax rates at the expected rate of 26.5% (2010 – 29.9%)	(1,428,994)	(1,869,793)
Permanent differences	825,037	(146,482)
Deferred tax assets not recognized	1,152,954	195,376
Deferred tax recovery resulting from reduction in statutory rate and expiry of loss carry-forwards and other	(715,947)	1,820,899
Tax-effect of unrealized gains recorded to other comprehensive income	166,950	(89,460)
Recovery of income taxes	-	(89,460)

The income tax recovery for the years ending December 31, 2011 and 2010 are as follows:

	2011	2010
	$	$

Current income tax recovery	-	-
Deferred income tax liability	-	(89,460)
	-	(89,460)

(b)	Deferred income tax assets and liabilities

	2011	2010
Deferred tax assets and liabilities have been recognized for the following:	$	$
Office equipment	(88,910)	-
Marketable securities	-	(89,460)
Tax loss carry forwards	88,910	89,460
Net deferred income tax liabilities	-	-

Deferred tax assets have not been recognized with respect to the following:
Tax losses	3,277,533	2,515,224
Resource properties	2,653,327	3,313,422
Other deductible temporary differences	1,118,386	67,648
	7,049,247	5,896,294

The Corporation has Canadian tax loss carry forwards of approximately $7.1 million and US tax loss carry forwards of approximately $3.5 million as at December 31, 2011. The non-capital losses can offset deferred income for tax purposes which expire between 2026 and 2031. In addition, the Corporation has approximately $16 million of resource pools and other future deductions in Canada and $29.4 million in the United States as at December 31, 2011, which can be utilized to be deducted against future resource profits.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

The following tables summarize the designation and fair value hierarchy under which the Corporation’s financial instruments are valued.

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The carrying amounts reported in the consolidated balance sheet for short term financial assets and liabilities, which includes cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate fair values due to the immediate or short-term maturities of these financial instruments. Reclamation bonds are held by US Bureau of Land Management and approximate their fair value.

HST receivable and mineral exploration tax credits receivable are excluded from financial instruments as they arise from statutory requirements imposed by the Government of Canada, the Province of British Columbia and the Province of Quebec, respectively.

The carrying amounts of marketable securities are equal to fair value, which is based on active market obtained from the closing stock price.

Classification of financial instruments:

Financial assets	Dec 31, 2011	Dec 31, 2010	Jan 1, 2010
Loans and receivables
Cash and cash equivalents	1,822,511	3,104,650	957,923
Amounts receivable – other	27,499	2,629	6,756
Reclamation bonds	1,697,938	20,000	20,000
Available for sale securities
Marketable securities	-	5,805,000	1,879,842
Total financial assets	3,547,948	8,932,279	2,864,521

Financial liabilities
Other-financial liabilities
Accounts payable and accrued liabilities	4,849,905	1,079,376	687,940
Total financial liabilities	4,849,905	1,079,376	687,940

Fair value hierarchy of financial assets and liabilities measured at fair value:

The Corporation does not have any financial instruments included in Level 1, 2 and 3 other that marketable securities. The carrying amounts of marketable securities are equal to fair value, which is based on an active market obtained from the closing stock price and therefore are included in Level 1.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued) Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2011:

	Payments due by period
		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	690,000	115,000	230,000	230,000	115,000
Office Lease	318,000	53,000	106,000	106,000	53,000
Total	1,008,000	168,000	336,000	336,000	168,000

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

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation’s subsidiary has a US dollar functional currency and is not currently exposed to non-US dollar currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. Based on the balance in foreign currencies as at December 31, 2011, a variance in foreign currency exchange rate of 10% would have an inconsequential impact on the Corporation’s financial statements.

As of December 31, 2011, the Corporation held the following US$ financial instruments:

$
Cash and cash equivalents	32,536
Accounts payable	-

(32,536)

Effect of 10% variation on US exchange:	(3,253)

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

12.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

	b)	Credit risk

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

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. As at December 31, 2011, the Corporation had cash and cash equivalents of $1,822,511 and a working capital deficiency of $1,265,503. Subsequent to December 31, 2011, the Corporation completed a USD $6 million gold prepayment facility (note 15). With the Corporation currently transitioning from commissioning stage to commercial production, it may require additional financing to carry out its near-term operating plans and achieve the required profitability. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the gold prepayment facility noted previously. In addition, the Corporation now has evidence of its ability to produce saleable gold concentrates based on the preliminary operating statistics and sales information available subsequent to year end. The Corporation handles liquidity risk through the management of its capital structure.

CAPITAL MANAGEMENT

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion and operational plans.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Corporation adopted IFRS on January 1, 2011, with a transition date of January 1, 2010. Under IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS is applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

(a) IFRS exemption options

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

Share-based payments

IFRS 1 permits the application of IFRS 2, Share Based Payments, only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Corporation has applied this exemption and applied IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

Business combinations

The Corporation has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Corporation has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Site restoration costs

The Corporation has elected to apply the IFRS 1 exemption whereby it has measured the site restoration costs at January 1, 2010 in accordance with the requirements in IAS 37, Provisions, estimated the amount that would have been in property, plant and equipment when the liabilities first arose, and discounted the transition date liability to that date using the best estimate of the historical risk-free discount rate.

Cumulative translation differences

The Corporation has elected to apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive income are reset to zero at the transition date.

(b) Reconciliations

The adoption of IFRS has resulted in changes to the Corporation’s reported financial position and results of operations. The Corporation’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

The January 1, 2010, Canadian GAAP Consolidated Balance Sheets have been reconciled to IFRS as follows:

	Canadian GAAP	IFRS	IFRS
	January 1, 2010	Adjustments	January 1, 2010	Notes
	$	$	$
ASSETS

Current assets	3,326,371	-	3,326,371
Reclamation bond	20,000	-	20,000
Mineral properties, plant and equipment	41,988,707	(4,158,762)	37,829,945	(i), (ii)

	45,335,078	(4,158,762)	41,176,316

LIABILITIES AND
SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities	687,940	-	687,940
Asset retirement obligation	36,352	4,269	40,621	(i)

	724,292	4,269	728,561

SHAREHOLDERS' EQUITY

Share capital	59,977,063	673,556	60,650,619	(iii)
Other equity reserve	6,396,978	-	6,396,978
Accumulated other comprehensive loss	(242,322)	(43,031)	(285,353)	(iv)
				(ii), (iii),
Deficit	(21,520,933)	(4,793,556)	(26,314,489)	(iv)

	44,610,786	(4,163,031)	40,447,755

	45,335,078	(4,158,762)	41,176,316

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
(continued)

The December 31, 2010, Canadian GAAP Consolidated Balance Sheets have been reconciled to IFRS as follows:

	Canadian GAAP	IFRS	IFRS
	December 31, 2010	Adjustments	December 31, 2010	Notes
	$	$	$
ASSETS

Current assets	9,058,850	-	9,058,850
Deferred share issue costs	181,726	-	181,726
Reclamation bond	20,000	-	20,000
Mineral properties, plant and equipment	32,322,749	(5,119,751)	27,202,998	(i), (ii)

	41,583,325	(5,119,751)	36,463,574

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities	1,079,376	-	1,079,376

SHAREHOLDERS' EQUITY

Share capital	61,711,669	737,406	62,449,075	(iii)
Other equity reserve	6,319,728	-	6,319,728
Accumulated other comprehensive income (loss)	583,571	(1,489,659)	(906,088)	(iv)
				(ii), (iii),
Deficit	(28,111,019)	(4,367,498)	(32,478,517)	(iv)

	40,503,949	(5,119,751)	35,384,198

	41,583,325	(5,119,751)	36,463,574

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
(continued)

The Canadian GAAP consolidated statement of operation and comprehensive income (loss) for the year ended December 31, 2010, has been reconciled to IFRS as follows:

	Canadian	IFRS
	GAAP	Adjustments	IFRS	Notes
	$	$	$
EXPENSES (INCOME)

Management fees, consulting and salaries	292,590	-	292,590
Investor relations	208,223	-	208,223
Legal and accounting	134,928	-	134,928
Office and administration	12,358	-	12,358
Insurance	40,488	-	40,488
Exploration	283,594	-	283,594
Business development	257,916	-	257,916
Foreign exchange	13,749	-	13,749
Amortization	8,110	-	8,110
Interest and accretion of asset retirement obligation	1,431	-	1,431
Mineral property write down	4,214,729	(489,908)	3,724,821	(ii)
Loss on mineral property disposal	70,355	-	70,355
Loss on sale of marketable securities	1,205,004	-	1,205,004
Interest income	(79)	-	(79)

LOSS BEFORE INCOME TAXES	(6,743,396)	489,908	(6,253,488)

DEFERRED INCOME TAXES RECOVERY	153,310	(63,850)	89,460	(iii)

LOSS FOR THE YEAR	(6,590,086)	426,058	(6,164,028)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized loss on available-for-sale marketable securities, net of tax	(379,111)	-	(379,111)
Reclassification realise loss on marketable securities	1,205,004	-	1,205,004
Cumulative translation adjustments	-	(1,446,628)	(1,446,628)	(ii)

TOTAL OTHER COMPREHENSIVE INCOME ( LOSS)	825,893	(1,446,628)	(620,735)

COMPREHENSIVE LOSS FOR THE YEAR	(5,764,193)	(1,020,570)	(6,784,763)

LOSS PER COMMON SHARE	(0.05)	-	(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES	122,765,013	-	122,765,013

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
(continued)

Notes to the IFRS reconciliations:

	(i)	Asset retirement obligation

On transition to IFRS, the Corporation had an asset retirement obligation consisting of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next eight years. The measurement of the obligation under Canadian GAAP at January 1, 2010, was $36,352, and was determined by applying to the nominal estimate of the obligation a discount rate of 5.25%, which was the risk-free interest rate for the term matching the expected time to expenditure. Under IFRS, the measurement of the obligation must be adjusted at each year-end for changes in the discount rate; such adjustments are not required under Canadian GAAP. Applying the risk-free interest rate of 2.74% at January 1, 2010 to the nominal estimate of the obligation, the present value measurement of the obligation was determined to be $40,621.

	(ii)	Functional currency change

On transition to IFRS, there is a change in functional currency from Canadian dollar to the United States dollar for Bonanza Explorations Inc., the Corporation’s subsidiary. This results in adjustment to the carrying value of the subsidiary’s non-monetary assets as of the transition date. As the Corporation has elected to apply the IFRS 1 exemption for cumulative translation differences, the opening journal to adjust the carrying value of the subsidiary’s non-monetary assets is recorded to Deficit. Subsequent adjustments for the non-monetary assets are charged to cumulative translation adjustment (included in other comprehensive income).

	(iii)	Flow-through shares

Under IFRS, there is no specific guidance regarding flow-through shares. Therefore, under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", is recorded as an obligation to provide future tax deductions, similar to deferred revenue. When expenditures are incurred and when future renunciation of these expenditures is probable, a deferred tax liability and expense is recognized and the related provision is reversed to deferred tax expense. On transition to IFRS, the Corporation booked an adjustment to decrease the carrying amount of share capital originally recognised under Canadian GAAP to reflect the application of IFRS guidance to all flow-through share issuances made by the Corporation prior to the transition date net of any effect for the premium is recognized under IFRS.

	(iv)	Cumulative translation differences

In 2007, the Corporation recorded a foreign currency translation gain of $43,031 in accumulated other comprehensive income. The translation gain has been retained in accumulated other comprehensive income since it was originally recognized. As the Corporation has elected to apply the IFRS 1 exemption for cumulative translation differences, the Corporation recorded an adjusting entry to reset cumulative translation differences to zero at the transition date.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2011 and 2010

14.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of US$53,000 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6.

15.	SUBSEQUENT EVENTS

On February 15, 2012, the Corporation completed a secured non-interest bearing gold prepayment facility with Resource Income Fund, L.P. ("RIF") whereby the Corporation will sell 3,936 ounces of gold for delivery during 2012, for gross proceeds of US$6,000,000 (the "Facility"). The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The 3,936 ounces of gold that have been committed under this gold facility represent approximately 1.5% of the proven mineral reserves at the Copperstone gold mine. The gold may be delivered to RIF on an earlier schedule with no penalty. In connection with the Facility, the Corporation will grant to RIF 4,000 ounces of gold call options, expiring on April 15, 2013 with a strike price of US$2,025 per ounce and 8,000 ounces of gold put options expiring June 30, 2012 with a strike price of $1,300 at a cost of US$120,000. An upfront fee of 3% was paid to RIF upon closing of the Facility.

On February 16, 2012, the sale of the Corporation’s interest in the Iskut Joint Venture was finalized. The Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. At the closing date, the shares were valued at $331,500. Terms of the agreement are disclosed in Note 6.

During March 2012, the Corporation announced it has placed onto transport its first shipment of gold bearing concentrates.

Subsequent to December 31, 2011, 1,645,000 warrants were exercised for proceeds of $635,250.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date: March 30, 2012