Form 20-F/A
period 2011-12-31
American Bonanza Gold Corp.
filed 2012-04-06
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Yes [   ]       No [ X ]

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2012 (“2011 Form 20-F”) has been amended to include the Mine Safety Disclosure exhibit.

Except as provided above, no other changes have been made to the 2011 Form 20-F or the Company’s audited financial statements as included in the 2011 Form 20-F. Amendment No. 1 does not reflect events occurring after the filing of the 2011 Form 20-F. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the complete texts of Items 19 is repeated in this Amendment No. 1.

This Amendment No. 1 consists solely of the preceding cover page, this explanatory note, Items 19, the signature page, the restated exhibits 12.1, 12.2, 13.1 and 13.2, and exhibit 16.1.

ITEM 19.	EXHIBITS

Exhibit
Number	Description
1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)
2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)
4.1	Employment Agreement for Brian Kirwin.(2)
4.2	Purchase Agreement between the Corporation and Balmoral Resources Ltd. dated November 3, 2010(3)
4.3	Purchase Agreement between the Corporation and NJB Mining, Inc. dated May 12, 2010.(4)
4.4	Agency Agreement between the Corporation and Wellington West Capital Markets Inc. (“Wellington”) dated January 17, 2011(4)
4.5	Underwriting Agreement between the Corporation and Wellington West dated September 14, 2011(4)
4.6	Secured promissory note and guaranty Corporation, Bonanza Explorations Inc. and Resource Income Fund L.P. (“RIF) dated, February 14, 2012(4)
4.7	Pledge Agreement between the Corporation and RIF dated February 14, 2012(4)
4.8	Security Agreement between the Corporation and RIF dated February, 2012(4)
4.9	Security Agreement between the Bonanza Explorations Inc. and RIF dated February 14, 2012(4)
4.10	Master Purchase Contract and Bill of Sale Agreement between the Corporation and Auramet Trading, LLC dated February 14, 2012(4)
8.0	List of Principal Subsidiaries: Bonanza Exploration Inc. (Nevada)
11.0	Code of Ethics.(1)
12.1	Section 302 Certification by Chief Executive Officer.
12.2	Section 302 Certification by Chief Financial Officer.
13.1	Section 906 Certification by Chief Executive Officer.
13.2	Section 906 Certification by Chief Financial Officer.
16.1	Mine Safety Disclosure

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 6, 2011.

(4)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 4, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Catherine Tanaka”
Catherine Tanaka
Officer and Corporate Secretary

Date: April 5, 2012