Form 20-F/A
period 2011-12-31
American Bonanza Gold Corp.
filed 2012-09-11
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
Yes [   ]       No [ X ]

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Amendment No. 2”) amends the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 as filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2012, as subsequently amended on Form 20-F/A (Amendment No. 1) as filed with the SEC on April 6, 2012 (such Form 20-F, as amended by such Amendment No. 1, the “2011 Form 20-F”). This Amendment No. 2 amends the 2011 Form 20-F in order to provide disclosure in Item 5.B (Liquidity and Capital Resources) as well as in Note 13 to the financial statements to indicate that the Company’s December 31, 2010 comparative statement of cash flow was amended to correct an error in the classification of investing cash flows for expenditures incurred on mineral properties, plant and equipment totaling $406,078 which had not been paid and were included in accounts payable as at December 31, 2010. This resulted in the classification amendment which increased cash flows from investing activities and reduced cash flows from operating activities by $406,078 compared to those previously presented.

Except as provided above, no other changes have been made to the 2011 Form 20-F or the Company’s audited financial statements as included in the 2011 Form 20-F. Amendment No. 2 does not reflect events occurring after the filing of the 2011 Form 20-F.

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

The Company’s December 31, 2010 comparative statement of cash flow has been amended to correct an error in the classification of investing cash flows for expenditures incurred on mineral properties, plant and equipment totaling $406,078 which had not been paid and were included in accounts payable as at December 31, 2010. This resulted in the classification amendment which increased cash flows from investing activities and reduced cash flows from operating activities by $406,078 compared to those previously presented.

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

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2011, December 31, 2010 and January 1, 2010

Consolidated Statements of Operations, Comprehensive Loss and Cash Flows, for the fiscal years ended December 31, 2011 and December 31, 2010.

Notes to Consolidated Financial Statements

ITEM 18.	FINANCIAL STATEMENTS

See Item 17.

ITEM 19.	EXHIBITS

Exhibit
Number	Description
1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)
2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)
4.1	Employment Agreement for Brian Kirwin.(2)
4.2	Purchase Agreement between the Corporation and Balmoral Resources Ltd. dated November 3, 2010(3)
4.3	Purchase Agreement between the Corporation and NJB Mining, Inc. dated May 12, 2010(4)
4.4	Agency Agreement between the Corporation and Wellington West Capital Markets Inc. (“Wellington”) dated January 17, 2011(4)
4.5	Underwriting Agreement between the Corporation and Wellington West dated September 14, 2011(4)
4.6	Secured promissory note and guaranty Corporation, Bonanza Explorations Inc. and Resource Income Fund L.P. (“RIF) dated, February 14, 2012(4)
4.7	Pledge Agreement between the Corporation and RIF dated February 14, 2012(4)
4.8	Security Agreement between the Corporation and RIF dated February, 2012(4)
4.9	Security Agreement between the Bonanza Explorations Inc. and RIF dated February 14, 2012(4)
4.10	Master Purchase Contract and Bill of Sale Agreement between the Corporation and Auramet Trading, LLC dated February 14, 2012(4)
8.0	List of Principal Subsidiaries: Bonanza Exploration Inc. (Nevada)
11.0	Code of Ethics.(1)
12.1	Section 302 Certification by Chief Executive Officer.
12.2	Section 302 Certification by Chief Financial Officer.
13.1	Section 906 Certification by Chief Executive Officer.
13.2	Section 906 Certification by Chief Financial Officer.
16.1	Mine Safety Disclosure(5)

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 10, 2006.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC on February 3, 2005.

(3)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 6, 2011.

(4)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 2, 2012.

(5)	Previously filed with the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2011 (Amendment No. 1) filed with the SEC on April 6, 2012.

AMERICAN BONANZA GOLD CORP.

Amended Consolidated Financial Statements
Years ended December 31, 2011 and 2010

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheets of American Bonanza Gold Corp. as at December 31, 2011 and December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Financial Statements

Without modifying our opinion, we draw attention to Note 13(b) to the consolidated financial statements as at and for the year ended December 31, 2011 which indicates that these consolidated financial statements have been restated from those on which we originally reported on March 28, 2012 and more extensively discusses the reason for the restatement.

//s// KPMG LLP

Chartered Accountants

September 4, 2012
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

Subsequent events (note 15)

APPROVED ON SEPTEMBER 4, 2012 ON BEHALF OF THE BOARD:

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
	(AMENDED NOTE 13)
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

(b) Correction of an error

The December 31, 2010 comparative statement of cash flow has been amended to correct an error in the classification of investing cash flows for expenditures incurred on mineral properties, plant and equipment totaling $406,078 which had not been paid and were included in accounts payable as at December 31, 2010. This resulted in a classification amendment which increased cash flows from investing activities and reduced cash flows from operating activities by $406,078 compared to those previously presented.

(c) Reconciliations

The adoption of IFRS has resulted in changes to the Corporation’s reported financial position and results of operations. The Corporation’s adoption of IFRS did not have a material impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS.

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

Date: September 10, 2012