Form 20-F
period 2012-12-31
American Bonanza Gold Corp.
filed 2013-04-03
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2012:
231,887,919 Common Shares

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

Large accelerated filer [   ]                      Accelerated filer [   ]                     Non-accelerated filer [X]

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
US GAAP [ ]	by the International Accounting Standards Board [X]	Other [ ]

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

“Taurus” means International Taurus Resources Inc., a corporation incorporated pursuant to the laws of the Province of British Columbia; and

“TSX” means the Toronto Stock Exchange.

NOTE TO UNITED STATES READERS
REGARDING DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

Financial Information

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC. IFRS differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP”) or (“United States GAAP”), and thus our financial statements may not be comparable to financial statements of United States companies.

Resource and Reserve Estimates

Certain terms contained in this Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These forward-looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties.

In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements, particularly as they relate to the results of exploration, development and mining activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, capital expenditures, operating costs, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, and the expectation that the Corporation will be able to improve gold recoveries and operating efficiencies to achieve designed production capacity, are subject to a number of risks and uncertainties, including possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other labour disruptions, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage, credit payment risks, and global financial conditions and the timing or magnitude of such events are inherently risky and uncertain.

Key assumptions upon which the Corporation’s forward-looking statements are based include the following:

  the price for gold will not fall significantly below the price assumptions used in the Study (as defined below) contained in the Revised Copperstone Report (base case $962/oz);

  the assumptions in the financial analysis in the Revised Copperstone Report are materially accurate;

  the Corporation will be able to achieve the level of production that the Copperstone Mine has been designed for, as provided in the Revised Copperstone Report;

  the Corporation either not require, or will be able to secure, additional financing to continue its exploration development and mining activities;

  there will be no significant adverse changes in currency exchange rates;

  there will be no significant changes in the ability of the Corporation to comply with environmental, safety and other regulatory requirements;

  the Corporation will be able to obtain regulatory approvals in a timely manner;

  the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, disease, equipment failures or adverse changes in government legislation or the socio- economic conditions in the surrounding area to the Company’s operations;

  the Corporation’s capital costs and operating costs will not increase significantly;

  the Corporation will be able to continue to procure mining extraction equipment in a cost effective and timely manner;

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

EMERGING GROWTH COMPANY STATUS

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2. The Company expects that it will continue to qualify as an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

We have irrevocably elected to comply with new or revised accounting standards even though we are an emerging growth company.

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

Geochemistry	The chemistry of the earth and its rocks, minerals, etc.
Geophysical	Exploring for minerals or determining the nature of Earth materials by measuring a
Exploration

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

		(C$)
	2012	2011	2010	2009	2008
Average Rate During Period	1.0001	0.9866	1.0299	1.1373	1.0693

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

			(C$)
	Feb/13	Jan/13	Dec/12	Nov/12	Oct/12	Sep/12
High Rate	0.9723	1.0164	1.0162	1.0074	1.0243	1.0299
Low Rate	1.0040	1.0078	1.0048	0.9972	0.9996	1.0099

On December 31, 2012, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $0.99 CDN.

On March 27, 2013, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.02 CDN.

Selected Financial Data

The following tables set forth selected financial information for the Corporation for the period of January 1, 2008 to December 31, 2009 under Canadian and U.S. GAAP as well as for the period January 1, 2010 to December 31, 2012 prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information for the last two fiscal years ended December 31, 2012 and 2011 have been derived from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2010 and the Company’s financial information for 2010 has been restated to comply with IFRS. Information prior to the transition date has not been restated. The consolidated financial statements included in Item 18 in this Annual Report are prepared under IFRS.

Reported under IFRS	For the Year Ended December 31,

	2012	2011	2010
	$	$	$
Net loss	(3,193,377)	(5,392,433)	(6,164,028)
Net loss per share	(0.02)	(0.03)	(0.05)
Weighted average number of shares	209,601,358	182,241,377	122,765,013
Total cash and cash equivalents	1,384,014	1,822,511	3,104,650
Working capital (deficiency)	(9,196,004)	(1,265,503)	7,979,474
Total liabilities	14,517,545	6,391,530	1,079,376
Total assets	74,101,922	63,695,854	36,463,574
Shareholders’ equity	59,584,377	57,304,324	35,384,198

Reported under Canadian and U.S.
GAAP	For the Year Ended December 31,

	2009	2008
	$	$
Net loss (Canadian GAAP)	(11,041,089)	(3,883,826)
Net loss per share (Canadian GAAP)	(0.09)	(0.03)
Net loss (U.S. GAAP)	(10,055,195)	(7,098,594)
Net loss per share (U.S. GAAP)	(0.09)	(0.06)
Weighted average number of shares	117,594,853	115,662,976
Total cash and cash equivalents	957,923	2,650,636
Working capital	2,638,431	5,726,261
Total liabilities	724,292	1,739,187
Total assets (Canadian GAAP)	45,335,078	57,167,469
Total assets (US GAAP)	18,285,759	28,283,648
Shareholders’ equity (Canadian GAAP)	44,610,786	55,428,282
Shareholders’ equity (US GAAP)	17,561,467	27,393,069

B.            Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

D.            Risk Factors

General

Precious metals exploration, development and extraction is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital. The risk factors set out herein and other unidentified risks could materially affect the Company’s operating results and could cause actual results to differ materially from those described herein.

Uncertainties and risks relating to the start-up of operations at the Copperstone Mine

There are inherent start-up related risks to the development of all new mining projects. These risks include:

  availability, delivery and successful startup and ongoing operation of critical equipment;

  hiring of key personnel for commissioning and operations;

  budget overruns due to various factors including changes in the cost of fuel, power, materials, supplies, equipment failure and currency fluctuations; and

  potential opposition from non-governmental organizations, environmental groups or local groups.

While the Corporation has undertaken systematic work programs at the Copperstone Mine to mitigate these risks, it is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the Corporation’s control. In addition, delays in the commencement of mineral production often occur. During the past 12 months since commissioning the Copperstone Mill and Mine, the Corporation has experienced a number of issues in connection with the re-start of mining operations at Copperstone, including cost over-runs as a result of equipment failure, inexperience of its labour force, illness of its labour force, and insufficient development work due to the removal of the mine contractor and the purchase of equipment. These and other factors have resulted in higher than expected commissioning costs and delays in achieving design capacity, resulting in the requirement for additional financing by the Corporation. While the Corporation has taken measures necessary to overcome these issues, there can be no guarantee that its measures will be effective. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone Mine. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Additional Funding Requirements

The Corporation will require additional financing in the near future in order to complete commissioning of the mine and to complete the advancement of the Copperstone Mine into commercial production and to carry out its other acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause a delay in the development timeline of the Copperstone Mine, cause the Corporation to default on outstanding loans, cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities, delay or indefinitely postpone further exploration and development of its projects with the possible loss of such properties and reduce or terminate its operations. If the Corporation’s future revenues decrease as a result of lower commodity prices or poor production results, or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available on terms acceptable to the Corporation to meet these requirements or be available on favourable terms.

Permits and Licenses

The operations of the Corporation require licenses, permits and other approvals from various governmental authorities, including those responsible for managing the use of public lands and management of public resources such as air and water. Governmental authorities that have issued permits include: the United States Department of the BLM, the ADEQ, the EPA, La Paz County in Arizona, the United States Mine Safety and Health Administration (“MSHA”), the Arizona State Mine Inspector, and the United States Federal Communication Commission (the “FCC”). There can be no assurance that the Corporation will be able to maintain all necessary licenses and permits that may be required to carry out exploration, development, construction and operation of the Copperstone Mine. The failure to maintain a material permit or license could have a material adverse effect on the Corporation’s business and operations.

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

While the Corporation has a limited number of specific identified exploration or development prospects, management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce reserves. No assurance can be given that the Corporation will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. The Corporation has no earnings record and a mine in the commissioning stage.

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

Prices, Markets and Marketing of Natural Resources

The price of the Common Shares, the Corporation’s financial results and exploration, development and mining activities are anticipated to be significantly adversely affected by declines in the price of gold and silver. The price of gold fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. Future serious declines in the price of gold could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of gold, cash flow from future mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Copperstone Mine is dependent on gold prices that are adequate to make that property economic. Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection, are all factors which may effect the marketability and price of natural resources. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in the Corporation not receiving an adequate return for shareholders.

Need for Additional Mineral Reserves

Since the Copperstone Mine has a limited life based on Proven and Probable Mineral Reserves, the Corporation will be required to continually replace and expand its Mineral Reserves as it produces gold. The Corporation’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to expand Mineral Reserves at the Copperstone Mine, to bring new mines into production and to complete acquisitions.

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

History of Losses

The Corporation has a history of incurring losses and has no dividend record. During 2012, the Corporation recorded $8.4 million in revenue. While the Corporation has commenced operations at Copperstone, it has not yet achieved commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment costs associated with advancing exploration, development and commercial production of the Corporation’s properties increase. The Corporation expects to continue to incur losses unless and until such time as it achieves commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming development. There can be no assurance that the Corporation will generate any revenues or achieve profitability.

Dilution and Future Sales of Common Shares

The Corporation may issue additional Common Shares in the future, which may dilute a shareholder’s ownership interest in the Corporation.

Going Concern

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation is currently transitioning from commissioning stage to commercial production and will require additional financing to carry out its near-term operating plans, achieve the required profitability and to meet its obligations under its loan agreements. These conditions indicate the existence of a material uncertainty that cast significant doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the two gold prepayment facilities, short term loan and the $5 million private placement in 2012. Subsequent to year end, the Corporation entered into a $660,000 USD promissory note and $800,000 USD advance on a loan for which the final terms are under negotiations. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $8,399,598 during the year ended December 31, 2012. Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved, although progress is being made towards this objective.

Reliance on Employees

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

Negative Operating Cash Flow

The Corporation had negative operating cash flow for its financial year ended December 31, 2012. However, as the Corporation expects commercial production at the Copperstone Mine in 2013, it will generate positive operating cash flows in 2013 and in future periods.

Loss of Entire Investment

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Other sources of funds for the Corporation include the gold loan instruments and short term loans which are denominated in United States dollars. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material adverse effect on the Corporation’s results of operations, may delay the development of its mineral projects, and reduce the funds available for further mineral exploration.

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

If the Corporation is a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. shareholder’s holding period for its common shares, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Corporation believes that it was classified as a PFIC during the tax year ended December 31, 2012, and may be a PFIC in subsequent tax years. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 231,887,919 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2012. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

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

Three Year History

The Corporation is a Development Stage Corporation engaged in the identification, acquisition and exploration of precious metal properties located in the American Southwest of the United States. The Corporation holds an interest in two exploration projects, the material property being the Copperstone Mine in Arizona, United States.

The following provides an overview of the location of the Corporation’s properties:

The Corporation holds an interest in one other exploration project located in Nevada which is not sufficiently advanced to be material to the Corporation, and is not considered a significant property by the Corporation at this time. Due to limited exploration activities in the previous three years and/or limited plans for this property, the Corporation wrote down the carrying value of Goldbar and other properties it held an interest in by $2,075,404 as of December 31, 2008.

A detailed summary of the Corporation’s material property is set forth in “Business Overview” below.

The Copperstone Mine

The Corporation’s focus for the past three years has been on the development, construction and commencement of production at the Copperstone Mine. In connection with this goal, on February 3, 2010 the Corporation Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone). The Study began during 2008, and was designed to update the preliminary economic assessment completed on March 27, 2006. Based on the Study, the Corporation determined to proceed with the development of the Copperstone Mine. The following are the milestones the Corporation met during 2010, 2011 and 2012 towards commercial production at the Copperstone Mine.

Purchase of Mill Equipment

On August 16, 2010, Bonanza completed the purchase of a 700 ton per day milling and flotation/gravity plant for the Copperstone Mine. The mill was located in Calumet, Michigan, and includes a rod mill, ball mill, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill did not include a crusher and crusher building, which Bonanza purchased separately. The mill had operated for only two years and was in very good condition, and came with a full set of engineering drawings, which helped accelerate construction timelines and reduced costs. The purchase price paid by the Company for the plant, was US$400,000 in cash and 1,250,000 Common Shares (the “Mill Shares”) of Bonanza, for a total purchase price of approximately US$612,500 (based on a valuation for the Mill Shares of $0.17 per share) represented significant cost savings to the Company.

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

Construction on the Copperstone Mine and Tailings complex commenced and was completed during 2011. Mining commenced during 2011, and in March 2012, the Corporation made its first shipment of concentrate from the Copperstone Mine.

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

The FONSI determined that the Proposed Action (construction of the Copperstone Mine) does not constitute a major federal action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determined that the proposed action under the EA would assure that no significant adverse impact would occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

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

In order to achieve its goal of re-starting mining operations at the Copperstone Mine, the Corporation took steps to sell non-core mineral properties and used the funds for general corporate purposes, and towards the development of Copperstone.

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

Equity and Debt Financing

During 2012 the Corporation closed a private placement of units. A total of 25,000,000 units were sold, at a price of $0.20 per unit, for gross proceeds of $5,000,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase a further common share at a price of $0.30 per common share at any time until September 14, 2013. The warrants were not listed for trading. In connection with the offering, the Corporation paid finder’s fees in the amount of $323,050. Share issue costs related to this financing totaled $346,942.

The funds from the offering were allocated to general working capital.

Also during 2012, the Corporation completed a number of debt financings to fund the re-start of operations at Copperstone. On February 14, 2012 the Corporation closed a US$6,000,000 gold pre-payment facility (the “Facility”) with Resource Income Fund L.P., pursuant to which the Corporation sold 3,936 ounces of gold for delivery in 2012. The facility was repaid through the delivery of 123 ounces per week commencing May 7, 2012 and ending on December 10, 2012. In connection with the Facility the Corporation granted call options on 4,000 ounces of gold, expiring April 15, 2013, at a price of US$2,025 per ounce, and paid a Facility fee of 3% on closing. As of December 31, 2012, the facility has been fully repaid.

On June 14, 2012, the Corporation completed a second gold prepayment facility (the “Secondary Facility”) for $4,501,000. The Corporation agreed that it would repay the Secondary Facility through the delivery of 3,215 ounces of gold on June 1, 2015. On September 14, 2012, the Corporation amended the Secondary Facility with the lenders and included a third party. The Corporation was advanced an additional US$1,500,000 by the additional party. The Secondary Facility was restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash. In connection with the additional advance and the restructuring of the Secondary Facility, the Corporation issued one common share purchase warrant for each US$1.00 principal amount of the facility for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from September 14, 2012. From the issuance to December 31, 2012, the Corporation has paid $357,580 in interest in respect to the Secondary Facility. The funds from the Secondary Facility were used for general working capital.

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning March 23, 2013 with final payment due on May 23, 2013. As of December 31, 2012, the Corporation has accrued $40,680 in interest with respect to the loan. Subsequent to year end, the repayment terms on the loan were extended for repayment to begin on May 23, 2013. All other terms of the loan remain the same.

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. As of December 31, 2012, the Corporation has accrued $7,620 in interest with respect to the loan.

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest will be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms and with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD will be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity date to be extended to July 8, 2013 and the total commitment fee to be increased to $75,000 USD. Interest will be calculated and paid monthly.

During March 2013, the Corporation has received $800,000 USD, as an advance on a loan for which the terms are still to be negotiated. The funds are available for immediate use for operations.

During 2011 the Corporation completed two public offerings by way of short form prospectus.

On January 21, 2011, the Corporation closed a marketed public offering of units including those issued pursuant to the over-allotment option, which was exercised in full by Wellington West Capital Markets Inc. (the “Agent”) (the “Offering”). A total of 50 million units were sold, at a price of $0.35 per unit, for gross proceeds of $17.5 million. Each unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The warrants were not listed for trading. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. Share issue costs related to this financing totaled $1,794,787 including the fair value of Agent warrants estimated as $314,375 using the Black-Scholes pricing model.

On September 29, 2011, the Corporation closed a bought financing deal of 11,500,000 common shares issued at $0.53 per share for gross proceeds of $6,095,000 (“the Offering”). The Corporation paid a cash commission equal to 6% of the gross proceeds of the Offering and issued agent warrants to purchase that number of common shares of the Corporation equal to 6% of the Offering at a price of $0.61 per share, exercisable until March 29, 2013. An over-allotment option was exercised in full resulting in the issuance of an additional 1,725,000 shares at a price of $0.53 per share on October 27, 2011 for gross proceeds of $914,250. Share issue costs related to this financing totaled $820,085 including fair value of Agent warrants estimated as $67,412 using Black-Scholes pricing model.

The planned use of funds from the offering which closed during 2011 is summarized below (in $ millions):

	Planned use of funds:
		September	Total
	January 2011	2011	Financing	Actual
Processing Plant	5.2	-	5.2	7.8
Underground development	2.7	4.5	7.2	6.7
Tailing	1.7	-	1.7	4.1
Mine Operation start up	2.9	-	2.9	3.1
Reclamation bond	1.1	-	1.1	1.5
Commission cost	2.3	-	2.3	-
Contingency	1.3	-	1.3	1.3
Accelerate exploration drilling	-	1.0	1.0	-
Corp. G&A	0.6	-	0.6	0.8
Total	17.8[1]	5.5	23.3	25.3

Note 1 – The balance includes cash on hand of $350,000 and does not include the offering costs.

During 2010, the Corporation completed several private placements of equity securities. On June 16, 2010, the Corporation completed a private placement of 1,594,500 flow-through Common Shares at a price of $0.16 per Common Share for proceeds of $255,000. On August 11, 2010, the Corporation completed a private placement of 3,333,717 units, at a price of $0.15 per unit for proceeds of $500,058. Each unit consisted of one Common Share, and one half of one Common Share purchase warrant, with each full warrant entitling the holder to acquire one Common Share at a price of $0.23 per unit until August 11, 2012. On August 24, 2010, the Corporation completed a private placement of 4,675,166 units at a price of $0.15 per unit for proceeds of $701,275. Each unit consisted of one Common Share, and one half of one Common Share purchase warrant, with each full warrant entitling the holder to acquire one Common Share at a price of $0.23 per unit until August 24, 2012.

The proceeds of the June 16, 2010 financing were allocated to exploration of the Company’s exploration projects in Québec and Ontario. The following table describes how these funds were used:

Use	Amount $

Exploration of Québec and Ontario exploration projects	255,000

The proceeds of the August 11, 2010 and August 24, 2010 financings were allocated to complete the purchase of the Calumet Mill, for development of the Copperstone Mine and working capital. All funds were used for the purchase and transportation of the mill and development of the Copperstone Mine, and no funds were used for working capital. The following table describes how these funds were used:

Use	Amount $
Purchase of Mill	1,003,081	(1)
Development of Copperstone Mine	198,194	(2)

Notes:

(1)	Includes the purchase price for the Calumet Mill, disassembly and a portion of the costs of transporting the mill to the Copperstone Mine site.
(2)	Includes payment to the Bureau of Land Management, ongoing engineering, and site maintenance.

B.            Business Overview

General

The Corporation’s most important property is the Copperstone project located in Arizona. The Corporation also holds an interest in one other exploration project located Nevada, which is less material to the Corporation due to its less advanced status.

The Corporation’s current primary business objective is to operate the Copperstone Gold Mine in Arizona. On February 3, 2010 Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone).

As a mining company in the exploration and development stage, the future liquidity of the Corporation will be affected principally by the level of exploration and development expenditures and by its ability to generate sufficient cash flows from the Copperstone Mine or to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation will require additional financing to carry out its near-term operating plans in 2013 at the Copperstone Mine.

The following sets forth the aggregate cumulative expenditures, net of cost write-down, made by the Corporation on certain of its projects as at the end of each fiscal period set out below:

	Summary of Cumulative Project Expenditures
Project	2012	2011	2010	2009	2008
	$	$	$	$	$
Copperstone	78,627,592[1]	58,413,514	27,202,998	28,885,347	27,315,717
Fenelon	-	-	-	5,000,000	15,509,685
Taurus	-	-	-	-	-
Gold Bar	-	-	-	200,000	200,000
Northway	-	-	-	4,644,865	4,626,469
Martiniere	-	-	-	3,243,735	3,225,200
	78,627,592	58,413,514	27,202,998	41,973,947	50,877,071

Note 1 – includes capitalized production costs.

C.            Organizational Structure

As of December 31, 2012, the only active subsidiary of the Corporation was its wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation). The following diagram sets out the corporate structure of the Corporation and its active subsidiary as of March 27, 2013:

(1)	Bonanza Explorations Inc. owns the Copperstone Property in Arizona, and the Gold Bar Project in Nevada.

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

Upon payment of the 3% royalty and the US$70,000 referred to above, the Corporation has earned the remaining 40% interest in the D-Zone Joint Venture.

On July 18, 2007, Bonanza entered into an agreement with CDC whereby Bonanza would make a payment of $145,814.10 with respect to CDC’s payroll tax liability. Bonanza agreed to pay $37,327.46 which is not Bonanza’s obligation in order to achieve closure of the case.

In consideration of Bonanza’s payment of $37,327.46 which was not its obligation, CDC agreed to reduce the cash amount of $70,000 as outlined above by $20,000, and to reduce future royalty payments to CDC by a further $20,000.

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

Significant infrastructure exists from the previous Cyprus mining operation conducted from 1988 to 1993. Prior to 2011, the infrastructure consisted of office, shops, storage facilities, various housing trailers, power, and water. Operational water can be available from existing on-site wells while potable water must be trucked on site. Presently, the mine communication utilizes a microwave telephone communication and internet, onsite vhf radio and cell phones. See “Current Work Programs” section below for an update on the infrastructure present at Copperstone.

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

Santa Fe Pacific Gold Corporation (Santa Fe) leased the property in 1993 and completed 12,500 feet of reverse circulation drilling on seven exploration targets. Santa Fe intersected significant gold mineralization in the footwall of the Copperstone fault with hole DCU-8 having an intercept assaying 0.646 oz/t of gold over 15 feet.

In 1995, Royal Oak Mines leased the property from the Patch Living Trust and drilled 35 drill holes totaling about 25,875 feet between 1995 and 1997. The drill program concentrated on deep extensions of the mineralization in the Copperstone Fault to the north and down dip to the east of the open pit. Results showed several high-grade gold intersections to the north and east of the open-pit with potential for underground mining.

In August of 1998, Old Bonanza (then operating under the name Asia Minerals) entered into a joint venture with Royal Oak Mines to explore and develop the Copperstone property. During the summer of 1998, Old Bonanza drilled 15 holes with a total of about 10,050 feet of drilling completed. A series of drill holes within what was then termed the D-Zone showed relatively high-grade gold intersections. In early 2000, Old Bonanza conducted additional diamond and reverse-circulation drilling with a total footage of 7,470 ft. The holes were designed to test the strike extension of the D-Zone with the best intercept in hole A00-10 which assayed 0.943 oz/t Au over 10.5 feet.

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

These diluted Mineral Reserves at Copperstone were calculated by Chris Fedora, under the supervision of Tom Buchholz, B.S. Eng, MMSA-QPM under NI43-101, using a 4.5 g/t cutoff grade and capped at 171 g/tonne gold, both acting through Vezer’s Industrial Professionals, an independent consulting firm contracted by Bonanza to perform underground mine design, stope planning, mine scheduling, and calculate mineral reserves. Numbers may not add up due to rounding. Reserves were calculated using the Key Base Case assumptions set out below and further described below in the Highlights of the Feasibility Study section (please refer to the Revised Copperstone Report for a complete review of assumptions, risks and other disclosure regarding the Study):

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

The mine has been designed primarily as a trackless drift and fill mining operation, with ramp access and cement backfilling. Mining dilution across the life of the project is estimated at 10.3% . Pre-production development and mining of gold bearing Reserves has begun in the D-Zone, north of the existing open pit, where Bonanza has exposed Proven Mineral Reserves in a tunnel driven from the north end of the open pit. Truck haulage is underway, transporting the ore from the underground mine to the surface processing facility. The processing facility is processing material mined from the Reserve areas. As of December 31, 2012 86% of the D-Zone royalty bearing ore were mined and milled. Royalty payable to the joint venture partner were paid or accrued as of that date.

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

Mineral Resources identified at Copperstone and included in the Study (which include the Mineral Reserves set out above) are set out in the below table:

Resource Classification	Tons	Grade (oz/ton Gold)	Contained Ounces of Gold
Measured	1,029,000	0.302	311,083
Indicated	9,000	0.230	2,101
Measured & Indicated	1,038,000	0.302	313,183
Inferred	369,000	0.357	144,892

These Mineral Resources at Copperstone were calculated as of January 29, 2010 by Telesto Nevada Inc.; the QP under NI43-101 is Jon Brown, M.B.A., C.P.G., who is in the employ of Telesto Nevada Inc. Telesto is an independent consulting firm contracted by Bonanza to perform such activities. These Mineral Resources are based on a cutoff grade of 0.15 oz/t (5.1 g/t) gold, and capped at 5.00 oz/t (171 g/t) gold. Numbers may not add up due to rounding. The electronic database consists of data from 986 drill holes for a total of 99,919 assay values, using three foot (3’) composites.

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

The Copperstone Gold Mine is estimated it will produce on average 45,891 ounces of gold annually for the first 3 years after achieving design capacity, and have a capital investment payback period of only 13 months after achieving design capacity. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The Study predicts that the After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of $962 per ounce and a 5% discount rate.

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

This financial analysis was estimated based on the diluted Proven and Probable Mineral Reserves which are derived from only the Measured and Indicated Mineral Resources. The cost estimates were based on contract mining and processing of the flotation concentrates at off-site processing facilities located in the southwestern United States. (For discussion of Mineral Reserves and Resources see Section 4.D Mineral Reserves and Resources)

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

During 2012, the Corporation completed an updated economic forecast for the Copperstone Mine with revised variability estimates, primarily the gold price, which was used in an impairment assessment. The valuation concluded that the Copperstone Mine was not impaired as at December 31, 2012.

Permitting Copperstone

On April 20, 2011 Bonanza received the final key permit required for gold mining and processing at Copperstone. The aquifer protection permit (the "APP") was issued by the Water Quality Division of the Arizona Department of Environmental Quality (the "ADEQ") as aquifer protection permit number P-106172. The Corporation has all permits necessary to conduct mining at Copperstone as currently being conducted.

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

The actual cost during the development stage and prior to the 2012 commissioning stage totaled to $27.4 million with overruns occurring in mining start-up and plant construction. Reasons for the overrun were a result of equipment failure, inexperience of its labour force, illness of its labour force, and insufficient development work due to the removal of the mine contractor and the purchase of equipment.

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

The Copperstone Development Team

Along with Bonanza’s personnel, Bonanza continues to use industry-leading mining and environmental consulting firms to expedite the mine development and permitting process. Included are: Radford Langston Geotechnical Consultants (geomechanical studies for underground mining and backfilling), Finman and Associates (Engineering Support and Environmental) and Continental Metallurgical Services (feasibility report, metallurgical study, mill design, economics, construction scheduling). As the project advances, the makeup of this team continues to change, as Bonanza gets closer to operating Copperstone with less reliance on consulting firms.

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

Construction of the Copperstone mill, mine, and tailings facility started in earnest in June 2011 and was completed in February 2012. Construction of the mill foundation was completed in August 2011, with structural steel and equipment in place and operating. The foundations for the ore bin and crusher were completed by the end of August 2011 with all equipment in place and operating by February 2012. All of the site administrative facilities have been rehabilitated and in use.

Earth work on the tailings pond commenced in mid July 2011 and the first phase of the pond is complete.

On November 8, 2011, Copperstone gold mine entered the final phase of construction and commenced dry commissioning of the Copperstone gold processing plant.

In the Feasibility Study, the design capacity at Copperstone is 450 tons per day resulting in an average of approximately 46,000 ounces for the first 3 years of projection within a mine life of 6.3 years with a total estimated production of approximately 213,000 ounces of gold.

The Corporation is encouraged to experience continued improvements to throughput as the miners and processing plant operators gain familiarity with the operation, and optimization of the mine and processing plant continues.

As part of the optimization program to improve the gold grades in concentrate a second Knelson concentrator has been installed, and is currently being installed in the tailings line and being optimized for best performance.

The processing plant continues to perform well, as indicated by the consistent and low grade tailings assays, in the order of 0.06 to 0.12 ounces per ton gold depending on head grades. Low gold grades in the tailings indicate that most of the gold being fed into the plant is being collected in the gravity and flotation circuits where high grade concentrates are being produced. The gold processing plant has been treating ore grade rock for a short time, and accordingly performance estimates are preliminary in nature. Overall recovery is consistently between 75 to 94% depending on the grade being fed to the mill. The higher grade material typically has higher recovery.

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

Underground mine performance continues to improve. During 2012, the mine has been focused both on development mining to gain access to future ore bearing stopes, and mining ore from currently available stopes. Surface ore stockpiles are maintained at 2 to 4 days mill running time which will allow the gold processing plant to continue increasing throughput as the mine tonnages increase to provide ore to the processing plant. The Corporation's objective is to bring mine production up to design levels of 450 tons of ore per day. Plans have been formulated for resource expansion drilling. The Corporation-owned underground drilling rig has drilling in the resource areas to expand the knowledge of the ore body and increase the number of areas to mine. While preliminary in nature, the current exploration plan has the goal of continuing underground resource expansion to increase the number of minable ore zones. Further delineation drilling will be started in early 2013 to start expanding what is known as the C-Zone.

Future Work

In 2013 Bonanza will continue to operate the Copperstone gold mine, with a primary objective of reaching design output as soon as possible. Plans have been formulated for resource expansion (increasing the number of headings), expansion and delineation drilling, and expansion into the C-Zone. While preliminary in nature, the current exploration plan has the goal of now commencing underground resource expansion drilling during the first late second quarter of 2013. During 2013, Bonanza has plans to pursue other growth opportunities beyond Coppertone. There can be no assurance that these plans will come to fruition.

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

The Corporation has been in discussions with several parties interested in a Joint Venture or acquisition to explore the project during 2008. These discussions are ongoing in 2013.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 and in 2010 the Corporation wrote-down the remaining $200,000 due to limited exploration activity in the last three years and based upon on management’s current plans with respect to the property.

ITEM 4E.        UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As at December 31, 2012, the Corporation’s Copperstone Mine was in commissioning stage with all respective sales and costs capitalized to mineral properties.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between the Canadian dollar and the U.S dollar. The Corporation’s financial statements are denominated in Canadian dollars and all references to dollars herein are in Canadian dollars unless otherwise indicated.

The following discussion of operating results and financial position of the Corporation should be read in conjunction with the Corporation’s consolidated financial statements and related notes prepared in accordance with IFRS (see Item 18).

A.           Operating Results

As at December 31, 2012, The Corporation had a working capital deficiency of $9,196,004 compared with a working capital position of $1,265,503 as at December 31, 2011. Current year change in working capital was the result of successful financing of $6,486,016 net proceeds by issuance of common shares; net gold promissory notes for proceeds of $6,176,442 and short term loans for net proceeds of $1,884,530. An additional $1,618,468 was received in cash with replacement of the cash reclamation bond with a surety bond in 2012. Use of funds for operating activities in the period totalled $1,336,535 (December 31, 2011 – $2,983,135; December 31, 2010 - $905,254). Use of funding towards the processing plant, development and production costs of the Copperstone Mine totalled $22,906,520 (December 31, 2011 – $25,085,629; December 31, 2010 - $2,853,338). Cash outlays were offset by proceeds on commissioning sales of $8,399,598 and the sale of marketable securities for net proceeds of $122,978 (December 31, 2011 - $4,900,490; December 31, 2010 – $960,191). The loss for the year ended December 31, 2012 was $3,193,377 or $0.02 per share, as compared to $5,392,433 or $0.03 per share for the year ended December 31, 2011 and $6,164,028 or $0.05 per share for the year ended December 31, 2010. A significant component of the current year’s loss was related to finance costs of $1,438,634 which primarily related to the loss on derivative and change in value of the 2012 gold loans (December 31, 2011 - $(55,160); December 31, 2010 - $1,352).

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

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations. The Corporation will perform partial reclamation work at the Copperstone site concurrent with mining operations. The cash reclamation bond was replaced with a surety bond in 2012.

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

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

		December 31,
	2012	2011	2010
	IFRS	IFRS	IFRS

Net loss	(3,193,377)	(5,392,433)	(6,164,028)
Net loss per share	(0.02)	(0.03)	(0.05)
Total cash and cash equivalents	1,384,014	1,822,511	3,104,650
Working capital (deficiency)	(9,196,004)	(1,265,503)	7,979,474
Total liabilities	14,517,545	6,391,530	1,079,376
Total assets	74,101,922	63,695,854	36,463,574
Shareholders’ equity	59,584,377	57,304,324	35,384,198

Year ended December 31, 2012

The Corporation recorded a net loss of $3,193,377 or $0.02 per share for the year ended December 31, 2012, as compared to $5,392,433 or $0.03 per share during the same period in the previous year. The decrease in the loss is attributable to the following major items.

Finance costs during the year ended December 31, 2012 totaled $1,438,634 of which $1,408,778 related to financing costs and loss on derivative and change in value of gold loan instruments.

The gain on mineral property disposal was due to the sale of the Corporation’s interest in the Iskut Joint Venture where the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre-consolidation shares for every 1 post-consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp. The property cost had been written off to zero in prior periods which resulted in a gain of $439,883 being recognized due to the fair market value of the shares and warrants received. The shares were recorded at their estimated fair value upon receipt of $332,500. During the year ended December 31, 2012, all of the common shares were sold for net proceeds of $122,978 which resulted in a loss on sale of $209,522. The warrants were valued using the Black-Scholes valuation model with a fair value at inception of $107,383 and a fair market value of $8,581 at December 31, 2012. The change in fair value of this derivative totaled $98,802 and was recorded in the statement of operations. In addition, the Corporation sold its interests in the Oatman gold and Belmont silver projects during the year for proceeds of $74,955. As both projects were previously written down to zero the total proceeds were recognized as a gain on sale of mineral properties. No dispositions occurred during the year ended December 31, 2011.

Management fees, consulting and salaries decreased by $403,862 from $1,016,187 to $612,325. The decrease related to a bonus paid during the year ended December 31, 2011 and over accrual of bonuses in 2011 which was reversed in 2012. No bonuses were paid during the current period and the Corporation benefited from higher salary recoveries for shared staff from related parties during the current year. In addition, director’s fees of $98,710 had been accrued but not paid for the year ended December 31, 2012.

The year ended December 31, 2011 included $3,113,349 for stock-based compensation. All previously granted options have fully vested and no new stock options were granted for the year ended December 31, 2012 and as a result no stock based compensation was recognized.

Office and administration costs increased to $141,629 for the year ended December 31, 2012 compared to $75,924 for the year ended December 31, 2011 which was primarily related to an increase in rental expense.

Exploration expenses for the year ended December 31, 2012 was $306,570 compared to $272,275 for the year ended December 31, 2011 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada. The increase in expenses primarily related to the timing of expenditures.

Year ended December 31, 2011

For the year ended December 31, 2011, the Corporation had a net loss of $5,392,433 or $0.03 per share compared to a net loss of $6,164,028 or $0.05 per share with the corresponding period in 2010.

A significant component of December 31, 2011 year’s loss was related to stock-based compensation expense of $3,113,349 (2010 – $nil) as a result of options granted in 2011.

Management fees, consulting and salaries for 2011 were $1,016,187 (2010 – $292,590). The increase resulted from changes in the allocation of project expenditures and bonus accruals.

Investor relation expenses increased during 2011 to $347,723 (2010 - $208,223). The change was the result of increases in investor relations spending and business activities related to the start-up of the Copperstone project. This also increased legal and accounting expenses during 2011 to $197,666 (2010 - $134,928).

The loss on sale of marketable securities in 2011 related to the sale of the Balmoral shares. In November 2010 the Corporation signed a definitive agreement with Balmoral Resources Ltd. (“Balmoral”) for the sale of the Corporation’s eastern Canadian exploration properties. In consideration for the properties, Balmoral made a onetime cash payment to Bonanza of $3.7 million dollars and issued 4.5 million common shares of Balmoral to the Corporation valued at $1.15 per share or $5,175,000 in total on that date. On September 13, 2011, these shares were sold at $1.10 per share, resulting in a realized loss of $225,000. A commission of $49,510 was paid for the sale resulting in a total loss of $274,510.

For the year ended December 31, 2010, the Corporation disposed of 5,528,947 shares of Hawthorne for gross proceeds of $976,535 and realized a loss of $1,205,004. No dispositions occurred for the year ended December 31, 2011.

Exploration expenses for 2011 were $272,275 (2010 – $283,594) primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Business development costs decreased in 2011 to $167,681 compared to $257,916 in 2010. The decrease was due to the Copperstone project nearing production and a reduction in the requirements for business development services.

Interest income increased in 2011 by $67,150 compared to 2010. The increase in interest income relates to a higher cash balances on hand during the year relating to financing.

Other income of $33,174 during 2011 related to adjustment of credits for mineral properties disposed in the prior year.

In 2010, there was a mineral property write down of $3,724,821 relating to the impairment of several exploration projects. The Corporation assessed all mineral property, plant and equipment at December 31, 2011 and no indications of impairment or recovery existed.

Critical accounting judgments

The critical judgments that the Corporation’s management has made in the process of applying the Corporations’ accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Corporation’s consolidated financial statements are as follows:

Operating levels intended by management for the Copperstone mine

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers the Copperstone mine is capable of operating at levels intended by management once it reached consistent production of no less than 60% of planned volume for a period of 30 days. As of December 31, 2012, the Copperstone mine had not met this target.

Going concern

Determining if the Corporation has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Corporation will achieve profitable operation.

Functional currency

The functional currency for the Corporation’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Corporation has determined the functional currency of its subsidiary is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Corporation reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Critical accounting estimates

The preparation of these financial statements requires management to make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

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

Present values are determined using a risk-adjusted pre-tax discount rate appropriate for the risks inherent to the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. The Corporation’s management is required to make these estimates and assumptions which are subject to risk and uncertainty; hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the asset may be impaired and the impairment would be charged against the consolidated statement of operations and comprehensive income.

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

Decommissioning, restoration and similar liabilities

Decommissioning and restoration obligation provisions represents management’s best estimate of the present value of the future costs. Significant estimates and assumptions are made in determining the amount of obligation’s provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible disturbance; and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

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

B.           Liquidity and Capital Resources

As at December 31, 2012, the Corporation had cash and cash equivalents of $1,384,014 (December 31, 2011 - $1,822,511) and a working capital deficiency of $9,196,004 compared with a working capital deficiency of $1,265,503 as at December 31, 2011. The increase in deficit was higher than planned due to commissioning issues relating to the Copperstone Mine that resulted in delays in production and sales. The delays in production created uncertainties with future cash flow and the ability of the Corporation to meet current obligations and fund operations and developments activities in the short term. To meet funding shortfalls, the Corporation undertook successful financing as evidenced by the closing of the two gold prepayment facilities, the $5 million private placement and the short term loan. The current period working capital deficiency includes the $6.2 million current derivative gold loan liability relating primarily to the Secondary Facility which will be repaid by November 14, 2013. With the Corporation currently transitioning from commissioning stage to commercial production, it will require additional financing to carry out its near-term operating plans, achieve the required profitability and to meet its obligations under its loan agreements, which casts significant doubt about the Corporation’s ability to continue as a going concern. Subsequent to December 31, 2012 the Corporation entered into a $660,000 USD promissory note and an $800,000 USD advance on a loan for which the final terms are under negotiations.

The Corporation now has evidence of its ability to produce saleable gold concentrates with commission phase sales of $8,399,598 during the year ended December 31, 2012, and has receivables relating to sales of $548,586. As production increases the Corporation’s working capital deficiency will decrease due to future sales.

Cash flows used for operating activities totalled $1,336,535 for the year ended December 31, 2012, (cash flows from operating activities totalled $2,983,135 and $905,254 for the years ended December 31, 2011 and 2010, respectively). Use of funding for exploration expenditures at Copperstone and other properties and towards the processing plant and development of the Copperstone Mine including the cost of production during the commissioning phase totaled $22,906,520 for the year ended December 31, 2012 ($25,085,629 and $2,853,338 for the years ended December 31, 2011 and 2010, respectively).

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

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consisted of one common share (a “Common Share”), and one half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

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

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations. In 2012, the cash reclamation bond was replaced with a surety bond.

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

On February 14, 2012, the Corporation entered into a secured gold prepayment facility (the “Facility”) with Resource Income Fund (”RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. Pursuant to the Facility, RIF advanced to the Corporation $5,665,000 USD ($6,000,000 United States dollars (“USD”)) net of financing fees. The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The 3,936 ounces of gold that have been committed under this gold facility represent approximately 1.5% of the proven mineral reserves at the Copperstone gold mine. As of December 31, 2012, the facility has been fully repaid.

In connection with the Facility, the Corporation granted to Auramet, on behalf of RIF, 4,000 ounces of gold call options, which will expire in one year from the commencement of the Facility at a strike price of US$2,025 per ounce. The Facility also required that the Corporation provide put options to Auramet at a cost of $120,000. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

An upfront fee of 3% was paid to RIF upon closing of the Facility and an additional $35,000 was paid in legal fees relating to the transaction.

The Corporation entered into a second priority secured gold prepayment facility (the “Secondary Facility”) on June 14, 2012 with two lenders, whereby the Corporation has agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015, for gross proceeds of US$4,501,000. Cash financing fees of $26,078 were incurred related to the Secondary Facility.

On September 14, 2012, the Corporation amended the Secondary Facility with the lenders and included a third party. The Corporation was advanced an additional US$1,500,000 by the additional party. The amended facility has been restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash. In connection with the additional advance and the restructuring of the facility, the Corporation issued one common share purchase warrant for each US$1.00 principal amount of the facility for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from September 14, 2012.

From the issuance to December 31, 2012, the Corporation has paid $357,580 in interest in respect to the promissory note.

The original two lenders were paid a 6.5% finder’s fee on the $1,500,000 for a total of $97,500. Additional cash financing fees of $17,323 were also incurred.

The gold that has been committed under the Secondary Facility represents approximately 1.6% of the measured and indicated mineral resources at the Copperstone gold mine.

The Secondary Facility is subject to optional early repayment by the Corporation after three months have passed with a prepayment equal to the gross proceeds plus the outstanding interest which would become due through November 14, 2013, less interest previously paid. The Corporation will pay an interest rate of 12% per annum, commencing November 1, 2012.

On September 14, 2012, the Corporation completed a non-brokered private placement (the "Offering") for production development at the Copperstone gold mine and for general working capital. In connection with the Offering, the Corporation issued 25,000,000 units (the "Units") at a price of $0.20 per Unit for gross proceeds of $5,000,000. Each Unit is comprised of one common share (a "Share") and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.30 for a period of one year from the date of issuance. In connection with the Offering, the Corporation paid finder’s fees in the amount of $346,942.

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning March 23, 2013 with final payment due on May 23, 2013. As of December 31, 2012, the Corporation has accrued $40,680 in interest with respect to the loan. Subsequent to year end, the repayment terms on the loan were extended for repayment to begin on May 23, 2013. All other terms of the loan remain the same.

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan during the year at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. As of December 31, 2012, the Corporation has accrued $7,620 in interest with respect to the loan.

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD will be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 and the total commitment fee to be increased to $75,000 USD. Interest will be calculated and paid monthly.

The Corporation has received $800,000 USD, subsequent to year end, as an advance on a loan for which the terms are still to be negotiated. The funds are available for immediate use for operations.

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

F.           Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2012:

	Payments due by period

		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
	$	$	$	$	$
Contractual Obligations
Mineral Property Interests – Claim Fees[1]	552,000	92,000	184,000	184,000	92,000
Office Lease	318,000	53,000	106,000	106,000	53,000
Promissory note facility - USD$6,001,000 – principal payment	6,168,473	6,168,473	-	-	-
Promissory note facility - USD$6,001,000 – interest payment	625,665	625,665	-	-	-
Short term loan - principal payment	1,884,530	1,884,530	-	-	-
Short term loan – interest payment	195,884	195,884
Reclamation and site restoration	1,530,978	-	-	-	1,530,978
Accounts payable and accrued liabilities	4,933,564	4,933,564	-	-	-
Total	16,209,094	13,953,116	290,000	290,000	1,675,978

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

The Corporation has entered into an Employment Agreement with Brian Kirwin. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits of approximately US$825,000.

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, the $1,618,468 ($1,632,049 USD) reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, as at December 31, 2012, the Corporation is to provide to the surety provider cash collateral of $816,024 USD which will be held with the Bank of New York. The cash collateral account was fully funded in 2013.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following is information as at December 31, 2012:

Directors and Officers

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 66, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp. Mr. Bagwell is a member of the Corporation's Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Giulio T. Bonifacio, Director

Mr. Bonifacio, Vancouver, British Columbia, age 52, is a Certified General Accountant and has been a Director of the Corporation from July 2001 to present; Mr. Bonifacio is the President & CEO and founder of Nevada Copper Corp.

Mr. Bonifacio was Chief Financial Officer of the Corporation from July 2001 to December 2008; Executive Vice President of the Corporation July 2001 to May 2007; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until June 2001 and prior thereto various senior financial roles with TOTAL CFP Group Minerals and Getty Resources Limited. Mr. Bonifacio is also currently a member of the board of directors and audit committee of companies listed on the TSX. Mr. Bonifacio has not entered into a non-competition agreement with the Corporation.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 51, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Ronald K. Netolitzky, Director

Mr. Netolitzky, Victoria, British Columbia, age 71, holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky has not entered into a non-competition agreement with the Corporation. On January 14, 2004, Mr. Ronald Netolitzky was subjected to a petition seeking a Bankruptcy Order. The petition was brought as collateral litigation and related to a guarantee provided by Mr. Netolitzky. The petitioner, BC Pacific Capital Corporation, did not proceed with the petition, and the petition was placed in abeyance. The court, upon application by Mr. Netolitzky which was not opposed, dismissed the petition.

Mr. Netolitzky resigned as a Director of the Corporation on February 6, 2013.

Robert T. McKnight, Director

Mr. McKnight, North Vancouver, British Columbia, age 63, holds an MBA, is a registered Professional Engineer and is Executive Vice President of Nevada Copper Corp. since October 1, 2010. He was formerly Vice President & Director of Selwyn Resources Ltd. and Director of an indirect Guyana subsidiary of StrataGold Corporation, Feb 2004 to Oct 2010; Director of Savant Resources Ltd, May 2007-Present (resigned as CFO Jan 2008); Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; President, Finisterre Holdings Inc., a private company, 1996 to Dec 2007; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals, Getty Resources Ltd, Cassiar Resources, and Brascan Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee. Mr. McKnight is also currently a Director of Savant Explorations Ltd, which is currently listed on the TSX Venture Exchange. Mr. McKnight has not entered into a non-competition agreement with the Corporation.

Jamie Newall, Director

Mr. Newall, London, England, age 39, is Investments Director of Intrepid Financial, regarded as one of the leading incubators of natural resource companies. Mr Newall currently sits on the board of Suparna Gold Corp (TSXV: SUG) and EShippers Management Ltd (TSXV: EPX) and previously on the board of Skana Capital Corp (until its recent merger with MENA Hydrocarbons TSXV:MNH). From 2007 to 2009 he was a founding director of GPN Capital a FSA authorised fund advisor specialising in junior resource companies. Before 2007 he was board director of BPL Global. Mr Newall is a graduate of Cambridge University and holds a Masters Degree in Law. Mr. Newall has not entered into a non-competition agreement with the Corporation.

Wayne Tisdale, Director

Mr. Tisdale, Malta, age 63, has been a Director of American Bonanza Gold Corp. since December 2012. He is a Director, Chief Executive Officer and President of Declan Resources Inc. since June 2012 and a Director of Suparna Gold Corp. since October 2012. Mr Tisdale has 35 years of experience in investing, financing and consulting to private and public companies in the areas of mining, oil and gas and agriculture. He runs his own merchant banking company and sits on the board of directors of a number of private and public companies. Mr. Tisdale has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President and Chief Financial Officer

Mr. Joe Chan, Vancouver, age 64, is a Certified Management Accountant, and has been Chief Financial Officer of the Corporation since January 2009 and prior was Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accountant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

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

As of March 27, 2013, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Robert McKnight	Nevada Copper Corp. Savant Explorations Ltd.	Copper/Nevada Metals/Worldwide	Executive VP Director	Oct 2010 to Present May 2007 to Present

Name of Director/Officer	Corporation	Business/Area	Position	Period
Giulio Bonifacio	Nevada Copper Corp.	Copper/Nevada	President & CEO, Director	Aug 2006 to Present
Brian Kirwin	Nevada Copper Corp. Mesa Exploration Corp.	Copper/Nevada Uranium/Utah	Director Director	Aug 2006 to Present Dec 2005 to Present
James F. Bagwell	ABBA Corp.	Consulting/United States	Partner	May 2006 to Present
Jamie Newall	Suparna Gold Corp. Opal Energy EShippers Management Ltd	Gold/Suriname Resource Exploration/Canada Shell/Canada	Director Director Director	2009 to Present Nov 2011 to Present 2008 to Present
Wayne Tisdale	Declan Resources Inc. Declan Resources Inc. Suparna Gold Corp.	Resource Exploration/Sierra Leone Resource Exploration/Sierra Leone Resource Exploration/Suriname	Director President & CEO Director	Feb 2012 to Present June 2012 to Present June 2012 to Present
Joe Chan	Mesa Exploration Corp.	Uranium/Utah	Officer	May 2009 to Present

Brian Kirwin and Joe Chan devote approximately 100% of their time to the affairs of the Corporation.

Other Information

None of the Corporation’s officers or directors have a family relationship with each other. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the Corporation’s directors or senior management were selected.

B.           Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three years ended December 31, 2010, 2011 and 2012, in respect of each of the individuals who were, as of December 31, 2012, members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation	Securities Under Options/SARs Granted (#)(1)	Restricted Shares ($)	All other Compen- sation
Brian P. Kirwin President, CEO	2012 2011 2010	275,037 253,744 190,000	Nil 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joe Chan CFO	2012 2011 2010	150,000 143,750 135,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

Compensation of Directors

On March 29, 2011 Directors compensation was increased from $15,000 per year to $24,000 per year. Director’s fees of $98,710 for the year ended December 31, 2012 have been accrued but not paid as of March 27, 2013.

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

As at December 31, 2012, the Corporation has granted rights to purchase or acquire an aggregate of 13,069,044 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2012 as traded on the TSX was $0.155.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2012 are as follows:

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price $	Expiry Date	Market Value on Date of Grant
Brian P. Kirwin	600,000 830,000 200,000 2,885,488	August 6, 2008 January 26, 2009 March 18, 2009 March 2, 2011	$0.07 $0.06 $0.085 $0.39	August 6, 2013 January 26, 2014 March 18, 2014 March 2, 2016	$0.07 $0.06 $0.085 $0.39
Giulio T. Bonifacio	700,000 3,080,000	March 2, 2011 September 1, 2011	$0.39 $0.53	March 2, 2016 September 1, 2016	$0.39 $0.53
Robert McKnight	400,000 550,000	March 2, 2011 September 1, 2011	$0.39 $0.53	March 2, 2016 September 1, 2016	$0.39 $0.53
James F. Bagwell	400,000 800,000	March 2, 2011 September 1, 2011	$0.39 $0.53	March 2, 2016 September 1, 2016	$0.39 $0.53
Ron Netolitzky(1)	400,000	September 1, 2011	$0.53	September 1, 2016	$0.53
Jamie Newall	100,000	June 23, 2011	$0.365	June 23, 2016	$0.365
Wayne Tisdale	Nil	Nil	Nil	Nil	Nil
Joe Chan	100,000	March 2, 2011	$0.39	March 2, 2016	$0.39

(1)	Ron Netolitzky resigned as a Director of the Corporation on February 6, 2013.

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

The board has also established a Compensation Committee, which functions pursuant to a charter adopted by the board. The function of the Compensation Committee generally is to assist the board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Corporation’s base compensation structure and equity-based compensation programs, recommending compensation of the Corporation’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives. The members of the Compensation Committee are James Bagwell, Robert McKnight and Jamie Newall.

D.           Employees.

As of March 27, 2013, the Corporation had 112 employees of whom two are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Joe Chan, Chief Financial Officer

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E.           Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 27, 2013:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 5,851,823 Options: 2,007,296 Warrants: nil	2.5%

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Giulio Bonifacio Vancouver, B.C. Director	Common Shares: 4,750,930 Options: 3,780,000 Warrants: nil	2%
Robert McKnight North Vancouver, B.C. Director	Common Shares: 450,000 Options: 950,000 Warrants: Nil	0%
James Bagwell South Carolina, USA Director	Common Shares: 990,000 Options: 1,200,000 Warrants: nil	0%
Wayne Tisdale Portomasa, Malta Director	Common Shares: 16,971,785 Options: Nil Warrants: 8,864,500	7.2%
Jamie Newall London, England Director	Common Shares: nil Options: 100,000 Warrants: nil	0%
Joe Chan Vancouver, B.C. CFO	Common Shares: 537,450 Options: 100,000 Warrants: Nil	0%

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 27, 2013, based upon information furnished by the respective shareholders.

(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)

100,000 Stock Options were exercised in 2012 by James Bagwell; 360,000 Stock Options were exercised in 2012 by Joe Chan; 1,664,512 Stock Options were exercised in 2012 by Brian Kirwin; 100,000 Stock Options were exercised in 2012 by Robert McKnight.

(4)	Ron Netolitzky resigned as a Director of the Corporation on February 6, 2013.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the directors and Named Executive Officers of the Corporation and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Brian P. Kirwin	1,150,000 514,512	74,750(2) Nil(3)	600,000 Common Shares at $0.07 per
share expiring August 6, 2013
830,000 Common Shares at $0.06 per
share expiring January 26, 2014
200,000 Common Shares at $0.085 per
share expiring March 18, 2014
2,885,488 Common Shares at $0.39 per
			share expiring March 2, 2016	51,000 78,850

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(1)
Giulio T. Bonifacio			700,000 Common Shares at $0.39 per share expiring March 2, 2016 3,080,000 Common Shares at $0.53 per share expiring September 1, 2016	Nil Nil
Robert McKnight	100,000	7,000(4)	400,000 Common Shares at $0.39 per share expiring March 2, 2016 550,000 Common Shares at $0.53 per share expiring September 1, 2016	Nil Nil Nil
Ronald Netolitzky(5)			400,000 Common Shares at $0.53 per share expiring September 1, 2016	Nil
James Bagwell	100,000	10,000(6)	400,000 Common Shares at $0.39 per share expiring March 2, 2016 800,000 Common Shares at $0.53 per share expiring September 1, 2016	Nil Nil
Jamie Newall	Nil	Nil	100,000 Common Shares at $0.365 per share expiring June 23, 2016	Nil
Joe Chan	25,000(7) 25,000(7) 160,000(7) 150,000(7)	1,750 5,500 36,800 30,750	100,000 Common Shares at $0.39 per share expiring March 2, 2016	Nil

(1)

Based on the closing price on December 31, 2012 of $0.155 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2012 and the exercise price.

(2)	These stock options were exercised on December 10, 2012 (1,150,000 @ $0.085). The closing price of the shares on December 10, 2012 was $0.15 per share.

(3)	These stock options were exercised on August 2, 2012 (514,512 @$0.39). The closing price of the shares on August 2, 2012 was $0.29 per share.

(4)	These stock options were exercised on August 3, 2012 (100,000 @ $0.22). The closing price of the shares on August 3, 2012 was $0.29 per share.

(5)	Ron Netolitzky resigned as a Director of the Corporation on February 6, 2013.

(6)	These stock options were exercised on August 3, 2012 (100,000 @ $0.19). The closing price of the shares on August 3, 2012 was $0.29 per share.

(7)	These stock options were exercised on August 8, 2012 (25,000 @ $0.22; 25,000 @ $0.07; 160,000 @ $0.06 and 150,000 @ $0.085). The closing price of the shares on August 8, 2012 was $0.29 per share.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 27, 2013:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Sprott Asset Management LP	28,266,912	12.1%
Wayne Tisdale	16,971,785	7.2%

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

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 22, 2011:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Mr. Landon Clay(1) Boston, MA	15,982,309 (1)	9.8%
Yale University New Haven, CT	8,500,000	5.2%

(1) As of March 22, 2011, Mr. Clay owned 15,982,309 shares directly and indirectly through various entities that Mr. Clay has sole control over, including East Hill Hedge Fund LLC, which owns 13,419,417.

As at March 27, 2013, the Corporation had 233 registered shareholders in the United States, holding a total of 27,800,981 common shares representing 11.9% of the total issued and outstanding shares of the Corporation.

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

B.           Related Party Transactions

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common.

	Year ended
	Dec 31, 2012	Dec 31, 2011
	$	$
Management and consulting fees	214,026	171,125
General and administration (recovery) / expenses	(51,124)	15,375
	162,902	186,500

As of December 31, 2012, a receivable balance of $2,121 (December 31, 2011 - $17,763) remained outstanding from its related parties.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8.             FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 18:

  Report of Independent Registered Public Accounting Firm;

  Consolidated Statement of Financial Position as at December 31, 2012 and December 31, 2011;

  Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010;

  Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010;

  Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; and

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

ITEM 9.             THE OFFER AND LISTING

A.           Offer and Listing Details

The common shares of Old Bonanza were listed and posted for trading on the TSX Venture Exchange until March 30, 2005, at which time the common shares of the Corporation as the successor to Old Bonanza pursuant to the Arrangement were listed and posted for trading on the TSX. See Item 4.A. “History and Development of the Corporation – Plan of Arrangement” for more information relating to the Arrangement. The following table sets forth the annual high and low closing prices, in Canadian dollars, for the shares of the predecessor to the Corporation on the TSX Venture Exchange and the Corporation on the TSX for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2012	0.58	0.14
December 31, 2011	0.64	0.32
December 31, 2010	0.425	0.135
December 31, 2009	0.18	0.05
December 31, 2008	0.27	0.02

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years of the Corporation on the TSX:

Fiscal 2012	High	Low
First Quarter	0.58	0.395
Second Quarter	0.415	0.25
Third Quarter	0.315	0.21
Fourth Quarter	0.21	0.14

Fiscal 2011	High	Low
First Quarter	0.41	0.32
Second Quarter	0.42	0.33
Third Quarter	0.64	0.33
Fourth Quarter	0.64	0.42

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2013	0.17	0.14
January, 2013	0.195	0.165
December, 2012	0.16	0.14
November, 2012	0.17	0.145
October, 2012	0.21	0.16
September, 2012	0.255	0.21

The common shares of the Corporation also trade on the over-the-counter market in the United States (previously on the pink sheets and as of May 27, 2011 on the OTCQX). The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of the Corporation on the pink sheets or the OTCQX, as applicable, for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2012	0.57	0.14
December 31, 2011	0.645	0.33
December 31, 2010	0.35	0.15
December 31, 2009	0.18	0.03
December 31, 2008	0.28	0.02

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of the Corporation on the pink sheets or the OTCQX, as applicable:

Fiscal 2012	High	Low
First Quarter	0.57	0.397
Second Quarter	0.4248	0.25
Third Quarter	0.31	0.219
Fourth Quarter	0.22	0.14

Fiscal 2011	High	Low
First Quarter	0.50	0.3224
Second Quarter	0.441	0.345
Third Quarter	0.651	0.34
Fourth Quarter	0.645	0.382

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the OTCQX for the last six months:

	High	Low
February, 2013	0.17	0.14
January, 2013	0.2005	0.1586
December, 2012	0.161	0.142
November, 2012	0.175	0.14
October, 2012	0.216	0.1584
September, 2012	0.266	0.219

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

Secured promissory note and guaranty entered into among the Corporation, Bonanza Explorations Inc. and Resource Income Fund L.P. (“RIF”) dated, February 14, 2012 pursuant to which RIF loaned to the Corporation US$6.0 million. The Corporation will repay the loan through the delivery of 3.936 ounces of gold in 32 equal weekly instalments, commencing May 7, 2012. In connection with the note, the Corporation granted RIF 4,000 ounces of gold call options with a strike price of US$2,025 per ounce, expiring April 15, 2013. Repayment of the note is secured by a pledge of the shares of Bonanza Explorations Inc. pursuant to a share pledge agreement between the Corporation and RIF, dated February 14, 2012, and by a security interest over the assets of the Corporation pursuant to security agreements between the Corporation and RIF, and Bonanza Explorations Inc. and RIF, dated February 14, 2012. As of December 31, 2012, the facility has been fully repaid.

Master Purchase Contract & Bill of Sale between the Corporation and Auramet Trading, LLC dated February 14, 2012 pursuant to the Corporation agreed to sell, and Auramet agreed to purchase, 100% of gold production from the Copperstone Project.

Secured Promissory Notes dated June 14, 2012, issued by the Corporation pursuant to a secured non-interest bearing gold prepayment facility with an arms-length lender whereby the Corporation will sell 3,215 ounces of gold for delivery on June 1, 2015, for gross proceeds of US$4,501,000 (the “Gold Loan”). The Gold Loan bore interest at 12% per annum, commencing on July 21, 2012. The Gold Loan was secured by a second priority charge over the personal property of the Corporation and the Corporation’s wholly owned subsidiary, Bonanza Explorations Inc. (now a first charge with the repayment of the RIF loan described above).

On September 14, 2012, a third party, arms-length investor invested an additional US$1.5 million through the Gold Loan, increasing the size of the loan to US$6 million. In connection with the investment, the Gold Loan has been restructured so as to be repaid commencing six months after the restructuring, with repayments commencing April 14, 2013 and completing during November 14, 2013, through the delivery of gold ounces at a price of US$1,200 per ounce (instead of US$1,400 per ounce). In connection with the additional advance and the restructuring of the Gold Loan, the Company issued one common share purchase warrant for each US$1.00 principal amount of the Gold Loan which remains outstanding (a total 6,001,000 warrants were issued). Each warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share, exercisable for a period of two years from closing.

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

Transaction Risk and Currency Risk Management

Our operations do employ complex financial instruments such as derivatives. While management is able to mitigate risks around recording these financial instruments by reviewing the transactions, the estimates made around calculating the values of the instruments create challenges in mitigating the full extent of some of these risks.

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation’s subsidiary has a US dollar functional currency and is not currently exposed to non-US dollar currencies. The Corporation holds balances in cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, derivative gold liabilities and short term loans in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and amounts receivable. To mitigate risk the Corporation has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Corporation closely monitors its financial assets and does not have any significant concentration of credit risk. The Corporation sells its products to organizations with strong credit ratings and there have been no customer defaults during December 31, 2012.

Interest Rate Risk and Equity Price Risk

We are primarily equity financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future. We have also raised financing through forward gold loans and short term loans which have fixed interest rates.

Exchange Rate Sensitivity

A significant portion of our administrative operations are in Canada. We typically hold most of our funds in Canadian dollars and United States dollars and report the results of our operations in Canadian dollars. We incur most of our exploration expenditures in United States dollars and as such, an increase in the value of the United States dollar relative to the Canadian dollar would result in higher foreign exchange losses.

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

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in rule 13a-15(e) or Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2012, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15(b) or Rule 15d-15(b) promulgated under the Exchange Act. As a result of this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2012, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2012.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt under the JOBS Act.

Changes in Internal Control over Financial Reporting

As discussed in the Corporation’s 20-F for the year ended December 31, 2011, management concluded that, as of such date, the Corporation’s ICFR were ineffective. The Corporation has since taken steps to remediate the weaknesses in the design of its ICFR, including the hiring of additional finance staff with financial reporting experience to address and review more complex accounting matters. Other than as described in the foregoing, there has been no change in the Corporation’s ICFR during the period ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

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

Mr. Giulio Bonifacio has over 26 years in senior executive positions in the mining industry. Mr. Bonifacio is a professional accountant with extensive experience and knowledge in areas of corporate finance, securities matters, project finance and mergers & acquisitions. Mr. Bonifacio is the President & CEO and founder of Nevada Copper Corp. and has a successful track record of raising equity and project capital for development projects of merit. Mr. Bonifacio has held senior executive finance roles with Getty Resources Limited, TOTAL S.A. and Vengold Inc. Mr. Bonifacio has served on many audit committees of TSX listed companies.

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

ITEM 16C.        Principal Accountant Fees and Services

In Canadian Dollars	Year ending December 31, 2012	Year ending December 31, 2011
Audit fees	155,305	65,000
Audit-related fees	Nil	15,750
Tax fees – Canadian	Nil	22,000
Tax fees – US	12,402	Nil
All other fees	Nil	156,500
Total fees billed	167,707	259,250

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

ITEM 16D.        Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Corporation, nor any “affiliated purchaser” of the Corporation, purchased any of its securities during the Corporation’s fiscal year ended December 31, 2012.

ITEM 16F.        Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G.        Corporate Governance

Not Applicable.

ITEM 16H.        Mine Safety Disclosure

Bonanza operates the Copperstone Gold Mine in Arizona. For the year ended December 31, 2012, the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item is included in Exhibit 16.1 to this annual report.

PART III

ITEM 17.           FINANCIAL STATEMENTS

See Item 18

ITEM 18.           FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2012 and December 31, 2011

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010

ITEM 19.	EXHIBITS

Exhibit
Number	Description

1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)

2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)

4.1	Employment Agreement for Brian Kirwin.(2)

4.2	Purchase Agreement between the Corporation and Balmoral Resources Ltd. dated November 3, 2010(3)

4.3	Purchase Agreement between the Corporation and NJB Mining, Inc. dated May 12, 2010. (4)

4.4	Agency Agreement between the Corporation and Wellington West Capital Markets Inc. (“Wellington”) dated January 17, 2011(4)

4.5	Underwriting Agreement between the Corporation and Wellington West dated September 14, 2011(4)

4.6	Secured promissory note and guaranty Corporation, Bonanza Explorations Inc. and Resource Income Fund L.P. (“RIF) dated, February 14, 2012(4)

4.7	Pledge Agreement between the Corporation and RIF dated February 14, 2012(4)

4.8	Security Agreement between the Corporation and RIF dated February, 2012(4)

4.9	Security Agreement between the Bonanza Explorations Inc. and RIF dated February 14, 2012(4)

4.10	Master Purchase Contract and Bill of Sale Agreement between the Corporation and Auramet Trading, LLC dated February 14, 2012(4)

4.11	Secured Promissory Note and Guaranty to Galloway Financial Services Inc. dated June 11, 2012

4.12	General Security Agreement between the Corporation and Galloway Financial Services Inc. dated June 11, 2012

4.13	General Security Agreement between Bonanza Explorations Inc. and Galloway Financial Services Inc. dated June 11, 2012

4.14	Secured Promissory Note and Guaranty to Goldreign Capital Inc. dated June 11, 2012

4.15	General Security Agreement between the Corporation and Goldreign Capital Inc. dated June 11, 2012

4.16	General Security Agreement between Bonanza Explorations Inc. and Goldreign Capital Inc. dated June 11, 2012

4.17	Subordination Agreement between Resource Income Fund, L.P., the Corporation, Galloway Financial Services Inc. and Goldreign Capital Inc. dated June 11, 2012

4.18	Secured Promissory Note and Guarantee to NEMI Northern Energy & Mining Inc. dated September 14, 2012

4.19	Amended and Restated Secured Promissory Note and Guaranty to Galloway Financial Services Inc. dated September 14, 2012

Exhibit
Number	Description

4.20	Amended and Restated Secured Promissory Note and Guaranty to Goldreign Capital Inc. dated September 14, 2012

4.21	Promissory Note to NEMI Northern Energy & Mining Inc. dated November 23, 2012

4.22	Promissory Note to Goldreign Capital Inc. dated November 23, 2012

4.23	Promissory Note to Galloway Financial Services Inc. dated November 23, 2012.

4.24	Promissory Note to Wynne Olnick dated November 23, 2012

4.25	Promissory Note to Brian Tingle dated November 23, 2012

4.26	Promissory Note to Foster Wilson dated December 4, 2012

4.27	Promissory Note to Brian Tingle dated January 4, 2013

4.28	Promissory Note to Wynne Olnick dated January 4, 2013

4.29	Promissory Note to Wynne Olnick dated January 9, 2013

4.30	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Goldreign Capital Inc. dated March 22, 2013

4.31	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Brian Tingle dated March 22, 2013

4.32	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated March 22, 2013

4.33	Amending Agreement between the Corporation, Bonanza Explorations Inc. and NEMI Northern Energy & Mining Inc. dated March 22, 2013

4.34	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Galloway Financial Services Inc. dated March 22, 2013

4.35	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Brian Tingle dated March 4, 2013

4.36	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated March 4, 2013

4.37	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated March 8, 2013

8.0	List of Principal Subsidiaries:

Bonanza Explorations Inc. (Nevada)

11.0	Code of Ethics.(1)

12.1	Section 302 Certification by Chief Executive Officer.

12.2	Section 302 Certification by Chief Financial Officer.

13.1	Section 906 Certification by Chief Executive Officer.

13.2	Section 906 Certification by Chief Financial Officer.

16.1	Mine Safety Disclosure

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003.

(3)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010.

(4)	Previously filed with the Registrant’s Annual Report on From 20-F for the year ended December 31, 2011.

AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2012 and 2011

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of American Bonanza Gold Corp.

We have audited the accompanying consolidated financial statements of American Bonanza Gold Corp. ("the Entity”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Bonanza Gold Corp. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to note 1 in the consolidated financial statements which indicates that the Entity continues to incur losses and currently requires additional financing to carry-out its near-term operating plans and to meet its obligations as it transitions from the commissioning stage to commercial production at its Copperstone project. These conditions, along with other matters as set forth in note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that cast significant doubt about the Entity’s ability to continue as a going concern.

\\s\\ KPMG LLP

Chartered Accountants

March 27, 2013
Vancouver, Canada

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Canadian Dollars)
	December 31,	December 31,
	2012	2011
	$	$

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,384,014	1,822,511
Trade and other receivable (note 3)	581,802	155,780
Prepaid expenses	126,974	632,895
Inventory (note 4)	1,689,192	973,216
Investments and derivative assets (note 5)	8,581	-
	3,790,563	3,584,402

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 6)	70,291,285	58,413,514
Reclamation bond (note 9)	20,074	1,697,938
	70,311,359	60,111,452

TOTAL ASSETS	74,101,922	63,695,854

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	4,933,564	4,849,905
Derivative and gold loan instruments (note 7)	6,168,473	-
Short term loan (note 8)	1,884,530	-
	12,986,567	4,849,905

NON-CURRENT LIABILITIES:
Reclamation and site restoration (note 9)	1,530,978	1,541,625
	14,517,545	6,391,530

SHAREHOLDERS’ EQUITY
Share capital	92,361,058	85,411,531
Other equity reserve	9,535,594	9,750,370
Accumulated other comprehensive (loss) income	(1,247,948)	13,373
Deficit	(41,064,327)	(37,870,950)
	59,584,377	57,304,324

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,101,922	63,695,854

NATURE OF OPERATIONS AND GOING CONCERN (note 1)
SUBSEQUENT EVENTS (note 17)

APPROVED ON MARCH 27, 2013 ON BEHALF OF THE BOARD:

Signed:	Brian Kirwin
Director

Signed:	Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In Canadian Dollars)
For the year ended December 31, 2012, 2011 and 2010	2012	2011	2010
	$	$	$

EXPENSES (INCOME):
Finance costs (note 7c)	1,438,634	(55,160)	1,352
Management fees, consulting and salaries	612,325	1,016,187	292,590
Loss on investments and derivative asset (note 5)	308,324	274,510	1,205,004
Investor relations	335,510	347,723	208,223
Exploration	306,570	272,275	283,594
Business development	193,780	167,681	257,916
Legal and accounting	188,812	197,666	134,928
Office and administration	141,629	75,924	12,358
Insurance	43,233	48,946	40,488
Foreign exchange loss / (gain)	36,620	(38,054)	13,749
Amortization	2,440	4,560	8,110
Loss / (gain) on mineral property disposal (note 6)	(514,838)	-	70,355
Other expense / (income)	100,338	(33,174)	-
Share-based payments (note 10)	-	3,113,349	-
Mineral properties write down	-	-	3,724,821

LOSS BEFORE INCOME TAXES	(3,193,377)	(5,392,433)	(6,253,488)

DEFERRED INCOME TAXES RECOVERY	-	-	89,460

LOSS FOR THE YEAR	(3,193,377)	(5,392,433)	(6,164,028)

OTHER COMPREHENSIVE INCOME / (LOSS):
Unrealized loss on available-for-sale marketable securities, net of tax	(209,552)	(904,510)	(379,111)
Reclassification of loss realized in the year	209,552	274,510	1,205,004
Currency translation adjustments	(1,261,321)	1,549,461	(1,446,628)

TOTAL OTHER COMPREHENSIVE (LOSS) / INCOME	(1,261,321)	919,461	(620,735)

COMPREHENSIVE LOSS FOR THE YEAR	(4,454,698)	(4,472,972)	(6,784,763)

LOSS PER COMMON SHARE
Basic and diluted	(0.02)	(0.03)	(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES	209,601,358	182,241,377	122,765,013

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
For the year ended December 31, 2012, 2011and 2010	2012	2011	2010
	$	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year	(3,193,377)	(5,392,433)	(6,164,028)
Items not affecting cash:
Share-based compensation	-	3,113,349	-
Loss on investments and derivative asset (note 5)	308,324	274,510	1,205,004
Amortization	2,440	4,560	8,110
Accretion of reclamation and site restoration (note 9)	24,876	12,069	1,431
Interest expense / (income)	4,980	67,229	79
Unrealized foreign exchange loss / (gain)	36,620	(38,054)	13,749
Write-down of mineral properties	-	-	3,724,821
Loss on derivative liability and gold loan instruments (note 7)	517,033	-	-
Non-cash financing costs (note 7)	344,080	-	-
Gain on sale of properties (note 5)	(514,838)	-	70,355
Deferred income taxes	-	-	(89,460)
	(2,469,862)	(1,958,770)	(1,229,939)

Changes in non-cash operating accounts:
Inventory	(1,360,849)	(973,216)	-
Amounts receivable	(428,505)	(41,338)	341,238
Prepaid expenses	495,780	(598,137)	(1,832)
Reclamation and site restoration	(1,905)	-	-
Accounts payable and accrued liabilities	2,433,786	655,555	(14,642)
Interest received	(4,980)	(67,229)	(79)
	(1,336,535)	(2,983,135)	(905,254)
INVESTING ACTIVITIES
Sale of marketable securities, net of commission (note 5)	122,978	4,900,490	960,191
Reclamation bond	-	(1,677,938)	-
Purchase of mineral properties, plant and equipment and
capitalized production costs	(22,906,520)	(25,085,629)	(2,853,338)
Proceeds on commissioning sales	7,774,929	-	-
Payment received on mineral property sale, net of cost	74,955	-	3,631,897
Expenditures on Copperstone royalty	(315,472)	-	-
	(15,249,130)	(21,863,077)	1,738,750

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	6,486,016	23,526,019	1,326,980
Short term loan (note 8)	1,884,530	-	-
Promissory note (note 7)	12,043,562	-	-
Repayment of promissory note (note 7)	(5,867,120)	-	-
Surety bond (note 9)	1,618,468	-	-
	16,165,456	23,526,019	1,326,980

Effect of exchange rates on cash and cash equivalents	(18,288)	38,054	(13,749)

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(438,497)	(1,282,139)	2,146,727

CASH AND CASH EQUIVALENTS, beginning of year	1,822,511	3,104,650	957,923

CASH AND CASH EQUIVALENTS, end of the year	1,384,014	1,822,511	3,104,650
Supplemental cash flow information (note 15)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
For the year ended December 31, 2012, 2011 and 2010

				Accumulated
			Other	Other
	Share Capital		Equity	Comprehensive
	Shares	Amount	Reserve	Income (Loss)	Deficit	Total
		$	$	$	$	$
Balance, January 1, 2010	118,245,889	60,650,619	6,396,978	(285,353)	(26,314,489)	40,447,755
Private Placement	9,603,383	1,393,081	-	-	-	1,393,081
Shares issued for plant purchase	1,250,000	212,500	-	-	-	212,500
Exercise of options	1,100,000	192,875	(77,250)	-	-	115,625
Other comprehensive income	-	-	-	(620,735)	-	(620,735)
Loss for the period	-	-	-	-	(6,164,028)	(6,164,028)
Balance, December 31, 2010	130,199,272	62,449,075	6,319,728	(906,088)	(32,478,517)	35,384,198

Private placement, net of share issue costs	63,225,000	21,894,378	-	-	-	21,894,378
Exercise of warrants	295,083	107,084	-	-	-	107,084
Exercise of options	4,830,000	592,050	-	-	-	592,050
Reclass option exercised	-	368,944	(368,944)	-	-	-
Stock-based compensation	-	-	3,371,349	-	-	3,371,349
Agent warrants valuation	-	-	428,237	-	-	428,237
Other comprehensive income	-	-	-	919,461	-	919,461
Loss for the period	-	-	-	-	(5,392,433)	(5,392,433)
Balance, December 31, 2011	198,549,355	85,411,531	9,750,370	13,373	(37,870,950)	57,304,324

Private placement, net of share issue costs	25,000,000	5,000,000	-	-	-	5,000,000
Exercise of warrants	4,652,608	1,327,000	-	-	-	1,327,000
Reclass warrants exercised	-	159,600	(159,600)	-	-	-
Exercise of options	3,685,956	505,958	-	-	-	505,958
Reclass option exercised	-	303,911	(303,911)	-	-	-
Debt financing – warrants (note 7)	-	-	248,735	-	-	248,735
Share issue costs (note 10)	-	(346,942)	-	-	-	(346,942)
Other comprehensive loss	-	-	-	(1,261,321)	-	(1,261,321)
Loss for the period	-	-	-	-	(3,193,377)	(3,193,377)
Balance, December 31, 2012	231,887,919	92,361,058	9,535,594	(1,247,948)	(41,064,327)	59,584,377

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation, with the exception of Copperstone property (note 6) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at December 31, 2012, the Corporation had cash and cash equivalents of $1,384,014 and a working capital deficiency of $9,196,004.

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation is currently transitioning from commissioning stage to commercial production and will require additional financing to carry out its near-term operating plans, achieve the required profitability and to meet its obligations under its loan agreements (refer to note 17 – subsequent events). These conditions indicate the existence of a material uncertainty that cast significant doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the two gold prepayment facilities, short term loan and the $5 million private placement in 2012. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $8,399,598 during the year ended December 31, 2012. The Corporation has also committed to offer 5,001 ounces of future gold production for principal repayments under gold loans beginning April through November 2013 as described in Note 7. Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved, although progress is being made towards this objective. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2012. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Corporation’s significant accounting policies as described below.

The consolidated financial statements include the accounts of the Corporation and its controlled subsidiary. Control is achieved when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The only subsidiary of the Corporation as at December 31, 2012 is the wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada Corporation). The primary activity of the subsidiary is the development and operation of the Copperstone gold project and the exploration of other mineral properties in the United States. All inter-company transactions and balances have been eliminated upon consolidation.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents (continued)

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

Marketable securities and investments

Marketable securities are classified as available-for-sale and are carried at the fair value based upon quoted market prices in active markets. Changes in fair value are included in other comprehensive income. Impairment losses are recognized in income.

The Corporation’s holding of warrants to acquire shares in other public entities are a derivative financial asset and are carried at fair value based upon the value derived from the Black Scholes pricing model using level two inputs. Changes in fair value are included in income.

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

Work-in-progress includes crushed ore, materials, direct labour, other direct costs, production overheads, depletion and amortization of plant, equipment and mineral properties directly involved in the mining and production processes. Waste removal costs related to production are inventoried as incurred. When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

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
Year ended December 31, 2012 and 2011

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

When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs for that area of interest are first tested for impairment and then are reclassified to mineral property, plant and equipment.

	(ii)	Mineral Property Costs

Mine development costs, including reclassified acquisition and exploration and evaluation assets are recorded at cost less accumulated amortization and accumulated impairment losses. Costs associated with commissioning new assets, net of incidental revenues, are capitalized as mineral property costs until commercial production is rendered. The Corporation has determined that the Copperstone project will be considered to have reached commercial production once the asset is capable of operating in the manner intended by management, being when it achieves 60% utilization of the designed capacity for a period of 30 consecutive days. The Copperstone project had not reached commercial production as at December 31, 2012.

Mine development and stope access incurred during the development of a mine are capitalized into mineral property and property plant. Mine development and stope access incurred during the commercial production phase are production costs that are included in the costs of inventory produced during the period that the these costs are incurred, unless the mine development and stope access activity can be shown to give rise to future benefits from the mineral property such as increased reserves, in which case the costs would be capitalized to mineral property. As at December 31, 2012, stope access costs were capitalized as mineral property.

	(iii)	Property and equipment

Plant and equipment is carried at cost less accumulated amortization and impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of costs of dismantling and removing an item and restoring the site. The Corporation acquired its Copperstone project production equipment including mill, crushers and mobile equipment and such expenditures are recorded at cost. Most of this equipment was used and required refurbishing and offsite preparation prior to construction in the Copperstone site.

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

	(iv)	Amortization and depletion

The carrying values of mineral properties, plant and equipment are depreciated to their estimated residual values over their estimated useful lives or the estimated useful life of the associated mine, if shorter.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(iv) Amortization and depletion (continued)

Mineral property acquisition and development costs and certain plant and equipment are depreciated on a unit of production basis based on upon proven and probable reserves. Depreciation related to production activities is initially recorded in inventory when ore is extracted from the mine. As the Corporation is in the commissioning stage, the depreciation is recorded in capitalized production costs in the same period as the capitalized revenue from the sale of the inventory.

Other equipment is amortized on a straight line basis over their estimated life of five to seven years. The associated depreciation is currently capitalized to deferred development costs.

Mine development and stope access costs capitalized during the production phase, not allocated to inventory, are depleted on a unit of production method over the reserves that directly benefit from the stope access.

Amortization methods and useful lives are reviewed at each annual reporting date.

(v) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

loss in respect of taxable temporary differences associated with investments in subsidiaries and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations and comprehensive income.

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

Share based payments

The Corporation grants share-based payment awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income and credited to the related reserve account, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. For share based payments granted to mine employees, the compensation cost is capitalized to mineral interests to the extent of their direct involvement with the mining and development process.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Share based payments (continued)

The fair value of the equity-settled awards is determined at the date of the grant for employee awards. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Corporation. At each balance sheet date, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognised in the consolidated statement of operations and comprehensive income with a corresponding entry against the related reserve. No expense is recognised for awards that do not ultimately vest.

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

Revenue recognition

Once commercial production is declared, revenue from the sale of concentrates at the Corporation’s Copperstone project is recognized when the significant risks and rewards of ownership have passed to the buyer, it’s probable that economic benefits associated with the transaction will flow to the Corporation, the sale price can be measured reliably, the Corporation has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets (continued)

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

Foreign currency transactions entered directly by the Corporation or its subsidiary are translated into their functional currency as following:

-	Monetary assets and liabilities are translated at period end exchange rates and other balance sheet items are translated at historical exchange rates.
-	Income statement items are translated in effect at the time of transaction.
-	Foreign exchange gains and losses are included in the determination of income.

Translation of the foreign functional currency subsidiary financial statements into the Parent’s Canadian dollar reporting currency is performed as follows:

-	Assets and liabilities are translated at period end exchange rates and other balance sheet items are translated at historic exchange rates.
-	Income statement items are translated at average exchange rates prevailing during the period.
-	Exchange gains and losses on the translation of the foreign operations into the Corporation’s functional currency are excluded from the determination of income and reported as a foreign currency translation adjustment in the other comprehensive income in the shareholder’s equity.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets

All financial assets are initially recorded at fair value and classified upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Derivative assets, including warrants to acquire common shares of other public entities, are classified as held– for-trading and valued at FVTPL. Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting judgments

The critical judgments that the Corporation’s management has made in the process of applying the Corporations’ accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Corporation’s consolidated financial statements are as follows:

Operating levels intended by management for the Copperstone mine

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers the Copperstone mine is capable of operating at levels intended by management once it reached consistent production of no less than 60% of planned volume for a period of 30 days. As of December 31, 2012, the Copperstone mine had not met this target.

Going concern

Determining if the Corporation has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Corporation will achieve profitable operation. Further disclosure is included in Note 1.

Functional currency

The functional currency for the Corporation’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Corporation has determined the functional currency of its subsidiary is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Corporation reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Critical accounting estimates

The preparation of these financial statements requires management to make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting estimates (continued)

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

Present values are determined using a risk-adjusted pre-tax discount rate appropriate for the risks inherent to the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. The Corporation’s management is required to make these estimates and assumptions which are subject to risk and uncertainty; hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the asset may be impaired and the impairment would be charged against the consolidated statement of operations and comprehensive income.

Decommissioning, restoration and similar liabilities

Decommissioning and restoration obligation provisions represents management’s best estimate of the present value of the future costs. Significant estimates and assumptions are made in determining the amount of obligation ’s provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible disturbance; and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

These following discussed new and revised accounting standards have not yet been adopted by American Bonanza, and the Corporation has not yet completed its process of assessing the impact that they will have on its financial statements or whether to early adopt any of the new requirements.

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
Year ended December 31, 2012 and 2011

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

3.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2012	2011
	$	$
Trade accounts receivable – concentrate sales	548,586	-
Goods and services and harmonized sales tax	31,095	27,167
Mining duties and refundable tax credits receivable	-	100,625
Related party receivable (note 12)	2,121	17,763
Amounts receivable – other	-	10,225
	581,802	155,780

4.	INVENTORY

	December 31,	December 31,
	2012	2011
	$	$
Product inventory – ore and concentrate	1,402,659	823,965
Inventory supplies	286,533	149,251
	1,689,192	973,216

5.	INVESTMENTS

Available for sale financial assets:	December 31,	December 31,
	2012	2011
	$	$
Cost	332,500	-
Proceeds on sale	122,978	-
Realized loss on financial asset	209,522	-

Derivative financial asset valued through profit and loss:	December 31,	December 31,
	2012	2011
	$	$
Fair value at inception	107,383	-
Fair market value	8,581	-
Loss on financial asset	98,802	-

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

5.	INVESTMENTS (continued)

On February 16, 2012, the sale of the Corporation’s interest in the Iskut Joint Venture was finalized and the Corporation received 2,375,000 shares and 1,187,500 share purchase warrants of Skyline Gold Corporation (“Skyline”). One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre- consolidation shares for every 1 post-consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp.

The shares were recorded at their original cost of $332,500. During the year ended December 31, 2012 all of the common shares were disposed for net proceeds of $122,978 which resulted in a realized loss on sale of $209,522.

The warrants were valued using the Black-Scholes valuation model (“Black-Scholes”) with a fair value at inception of $107,383 and a fair market value of $8,581 at December 31, 2012. The loss in fair value for the year was $98,802.

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Exploration &
	Mineral	Property, Plant	Evaluation
	Properties	and Equipment	Properties	TOTAL
	$	$	$	$
Cost
December 31, 2010	-	1,769,802	25,553,427	27,323,229
Addition	5,385,292	22,583,802	2,065,491	30,034,585
Transfer	28,045,493	-	(28,045,493)	-
Recapitalized depreciation	-	164,552	-	164,552
Currency adjustment	-	753,792	426,575	1,180,367
December 31, 2011	33,430,785	25,271,948	-	58,702,733
Transfer[1]	8,924,228	(8,924,228)	-	-
Addition and recapitalized
production costs	20,673,337	836,108	-	21,509,445
Recapitalized depreciation	683,525	-	-	683,525
Capitalized commissioning sales	(8,399,598)	-	-	(8,399,598)
Recapitalized interest on loans	405,880	-	-	405,880
Currency adjustment	(920,398)	(375,220)	-	(1,295,618)
December 31, 2012	54,797,759	16,808,608		71,606,367

Accumulated amortization
December 31, 2010	-	(120,231)	-	(120,231)
Depreciation	-	(169,112)	-	(169,112)
Currency adjustment	-	124	-	124
December 31, 2011	-	(289,219)	-	(289,219)
Depreciation	-	(1,030,689)	-	(1,030,689)
Currency adjustment	-	4,826	-	4,826
December 31, 2012	-	(1,315,082)	-	(1,315,082)

Net book value
December 31, 2011	33,430,785	24,982,729	-	58,413,514
December 31, 2012	54,797,759	15,493,526	-	70,291,285

Note 1 - $8,924,228 was transferred between property, plant and equipment to mineral properties as these costs related to mine development activities.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Copperstone mine is currently in the commissioning stage and all sales and production costs are currently being capitalized to mineral interests.

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions.

The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD. As of December 31, 2012, $510,000 USD has been paid and $138,527 has been accrued relating to this royalty.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D -Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $50,000 USD from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D -Zone.

As of December 31, 2012 $143,720 has been paid and $7,323 has been accrued relating to the royalty. Approximately 42,730 tonnes from the D-Zone have been mined as of December 31, 2012.

All required property payments were made with respect to the Copperstone project as of December 31, 2012, and all claims are in good standing until August 2013.

Exploration and Evaluation assets

Oatman Gold and Belmont Silver Projects

The Corporation disposed the Oatman gold and Belmont silver projects during the year for proceeds of $74,955. Both projects had zero carrying value at the date of disposal.

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

On February 16, 2012, the Corporation and its joint venture partner Golden Band entered into an agreement to sell their JV interest to Skyline Gold Corporation. The terms of the Skyline agreement require the payment of 5,000,000 common shares of Skyline and 2,500,000 warrants which are exercisable for a period of five years to be split proportionately between the Corporation (47.5%) and Golden Band (52.5%). One warrant can be converted into a common share of Skyline at a price of $0.50 per share. The sale resulted in a gain of $439,883. The shares were subsequently sold (note 5).

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Gold Bar

As of December 31, 2012 the Corporation has claim to only one exploration property, Gold Bar property located in Eureka, Nevada. All other claims have not been renewed during the year. The Corporation had written down the carrying value of all exploration properties to zero in previous years as no exploration activity has occurred on the properties in recent years.

7.	DERIVATIVE AND GOLD LOAN INSTRUMENTS

	a)	Promissory Note – $6,000,000 USD Facility

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (“RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). An additional $22,851 of cash financing costs were also incurred. The facility is a forward contract structured to deliver 3,936 ounces of gold or equivalent cash over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. As of December 31, 2012 the facility had been repaid.

An embedded derivative existed in this contract because the contract is denominated in USD. Although the gold price is set in USD, the functional currency of the Corporation is the CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in the foreign exchange rate.

This promissory note agreement contains a prepayment option. The prepayment option allows the Corporation to prepay in whole or in part a minimum of 50 ounces at any time without penalty.

The promissory note agreement also required that the Corporation provide put options to Auramet at a cost of $120,000. The costs of these put options were considered financing costs as there is no requirement for the Corporation to provide the ounces for the put options.

The entire promissory note agreement was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The promissory note agreement contains a requirement to grant 4,000 ounces of gold call options to Auramet on behalf of RIF that expire on April 15, 2013 at a strike price of $2,025 USD per ounce. The call options are treated as a current separate derivative liability. On initial recognition, the value of the call options was expensed to financing costs totaling $344,080. The change in value each period of the derivative liability is treated as a derivative gain or loss. As at December 31, 2012, the call options had a value of $2,000.

For the year end December 31, 2012, a loss on changes in value of the promissory note of $492,267 was recognized and a gain on derivative call option of $342,052 was recognized.

	b)	Promissory Note – $6,001,000 USD Facility

On June 14, 2012, the Corporation entered into a promissory note agreement with two lenders and was advanced $4,621,627, net of cash financing fees of $26,078 ($4,501,000 USD) for which the Corporation agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015. The Corporation will pay an interest rate of 12% per annum, commencing on July 1, 2012.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

7.	DERIVATIVE AND GOLD LOAN INSTRUMENTS (continued)

On September 14, 2012, the Corporation amended the promissory note agreement with the lenders and included a third party lender to the agreement. The Corporation was advanced an additional $1,426,735 ($1,500,000 USD) by the additional party. The Corporation will pay an interest rate of 12% per annum, commencing on November 1, 2012. The amended promissory note has been restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the promissory note for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from closing. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $ 248,735. The amendment was determined to be a debt extinguishment and a loss of $437,577 was recognized and include in the fair value change of the instrument in 2012.

From the issuance to December 31, 2012, the Corporation has paid $357,580 in interest in respect to the promissory note, which has been capitalized to mineral interests.

The original two lenders were paid a 6.5% finder’s fee on the $1,500,000 for a total of $97,500. Additional cash financing fees of $17,323 were incurred.

An embedded derivative exists in this contract because the promissory note agreement is denominated in USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a non-current derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate.

The entire promissory note agreement was designated as a financial liability at fair value through profit and loss. The fair value measurements are categorized as level 2 of the fair value hierarchy.

The changes in fair value of the promissory note resulted in a loss for the year ended December 31, 2012 of $366,818.

	December 31,	December 31,
	2012	2011
	$	$
Call option derivative liability (note 7a)	2,000	-
Promissory notes - $6,001,000 USD facility (note 7b)	6,166,473	-
Total net derivative gold loan liabilities	6,168,473	-

c)    Finance Costs

		Year ended

	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Financing costs and loss on derivative and change in value of gold loan instruments	1,408,778	-	-
Interest and accretion of asset retirement obligation (note 9)	24,876	12,069	1,431
Other interest expense / (income)	4,980	(67,229)	(79)
	1,438,634	(55,160)	1,352

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

8.	SHORT TERM LOAN

a)     Short term loan – $1,600,000 USD Facility

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning March 23, 2013 with final payment due on May 23, 2013. As of December 31, 2012, the Corporation has accrued $40,680 in interest in respect to the loan, which has been capitalized to mineral interest. Subsequent to year end (note 17), the repayment terms on the loan were extended for repayment to begin on July 23, 2013. All other terms of the loan remain the same.

b)     Short term loan – $300,000 USD Facility

On December 4, 2012, the Corporation entered into a unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. As of December 31, 2012, the Corporation has accrued $7,620 in interest in respect to the loan, which has been capitalized to mineral interests.

	December 31,	December 31,
	2012	2011
	$	$
Short term loan - $1,600,000 USD (note 8a)	1,587,200	-
Short term loan - $300,000 USD (note 8b)	297,330	-
Total short term loans	1,884,530	-

9.	RECLAMATION AND SITE RESTORATION

The Corporation incurs reclamation and closure cost obligations relating to its operating and development projects. The present value of the obligation relating to Copperstone mine was $1,530,978 as at December 31, 2012 reflecting anticipated cash flows to be incurred over the next 7 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of these obligations is $1,662,003 (December 31, 2011 – $1,708,625), calculated using an effective weighted inflation rate assumption of 2.36% (December 31, 2011 – 3.43%). Accretion expense of $24,876 has been charged to earnings for the year ended December 31, 2012 (December 31, 2011 – $12,069) to reflect an increase in the carrying amount of the reclamation and closure costs obligation which has been determined using an effective weighted discount rate of 1.18% (2011 – 1.68%). Changes to the reclamation and closure cost obligation during the years ended December 31, are as follows:

	2012	2011
	$	$
Reclamation and closure costs – beginning of year	1,541,625	-
Incurrence of obligations	-	1,529,556
Accretion expense	24,876	12,069
Adjustment for new discount rate	(920)	-
Currency adjustment	(34,603)	-
Reclamation and closure costs obligations – end of year	1,530,978	1,541,625

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, the $1,618,468 ($1,632,049 USD) reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, as at December 31, 2012, the Corporation is to provide to the surety provider cash collateral of $816,024 USD which will be held with the Bank of New York. The cash collateral account was fully funded in 2013. Financing fees of $40,593 was incurred.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

9.	RECLAMATION AND SITE RESTORATION (continued)

The remaining $20,074 of the reclamation bond is still held by the US Bureau of Land Management relating to the Copperstone project as at December 31, 2012.

10.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at December 31, 2012, the Corporation had 231,887,919 common shares issued and outstanding (December 31, 2011 – 198,549,355). No Class A Preferred Shares have been issued.

During the year ended December 31, 2012, the Corporation issued 33,338,564 shares for gross proceeds of $6,832,958 (December 31, 2011 – 68,350,083 shares for gross proceeds of $22,593,512).

On September 14, 2012, the Corporation completed a non-brokered private placement whereby it issued 25,000,000 units (the "Units") at a price of $0.20 per Unit for gross proceeds of $5,000,000. Each Unit is comprised of one common share and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one common share at a price of $0.30 for a period of one year from the date of issuance. The Corporation paid $346,942 in cash share issuance costs related to the transaction.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange

(“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. Stock options granted under this plan are subject to vesting terms based on the board of director’s discretion.

Currently, all stock options issued and outstanding are vested completely at the date of issue.

As at December 31, 2012, the Corporation has stock options outstanding to acquire an aggregate of 13,069,044 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 3.00 years expiring between August 6, 2013 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, December 31, 2009	11,660,000	0.10
Exercised	(1,100,000)	0.12
Balance, December 31, 2010	10,560,000	0.10
Granted	12,275,000	0.44
Exercised	(4,830,000)	0.12
Balance, December 31, 2011	18,005,000	0.33
Exercised	(3,685,956)	0.14
Cancelled / Expired	(1,250,000)	0.27
Balance, December 31, 2012	13,069,044	0.39

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

10.	SHARE CAPITAL (continued)

The following table summarizes stock options outstanding and exercisable at December 31, 2012:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	2,233,556	1.04
$0.37 - $0.39	6,005,488	3.18
$0.53	4,830,000	3.67
	13,069,044	3.00

During the year ended December 31, 2012, under the fair value based method, $nil (December 31, 2011 – $3,371,349, December 31, 2010 - $nil) in compensation expense was recorded for options granted to employees. For the year ended December 31, 2011, $258,000 of stock based compensation was capitalized to deferred development costs.

Warrants

At December 31, 2012, the Corporation had 31,794,500 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, December 31, 2009	-	-
Granted	4,004,441	0.23
Balance, December 31, 2010	4,004,441	0.23
Granted	28,653,700	0.45
Exercised	(295,083)	0.36
Balance, December 31, 2011	32,363,058	0.42
Granted	31,001,000	0.34
Exercised	(4,652,608)	0.29
Expired	(26,916,950)	0.44
Balance, December 31, 2012	31,794,500	0.35

The following table summarizes the warrants outstanding and exercisable at December 31, 2012:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.30	25,000,000	0.70
$0.50	6,001,000	1.70
$0.61	793,500	0.24
	31,794,500	0.88

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

11.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include executive officers and directors of the Corporation. Compensation of the Corporation’s key management personnel is comprised of the following:

		Year ended

	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Executive salaries and short-term benefits	536,532	703,820	434,750
Share-based payments	-	2,144,400	-
	536,532	2,848,220	434,750

12.	RELATED PARTY TRANSACTIONS

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

		Year ended

	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Management and consulting fees	214,026	171,125	79,091
General and administration (recovery) expenses	(51,124)	15,375	133,409
	162,902	186,500	212,500

As of December 31, 2012, a receivable balance of $2,121 (December 31, 2011 - $17,763) remained outstanding from its related parties.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

13.	INCOME TAXES

(a) Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	$	$	$
Combined federal and provincial tax rates at the expected rate of 25% (2011 – 26.5%, 2010 – 29.9%)	(798,345)	(1,428,994)	(1,869,793)
Permanent differences	175,559	825,037	(146,482)
Deferred tax assets not recognized	1,793,111	1,152,954	195,376
Deferred tax recovery resulting from reduction in statutory rate and expiry of loss carry-forwards and other	(1,083,590)	(715,947)	1,820,899
Tax-effect of unrealized gains recorded to other comprehensive income	(86,735)	166,950	(89,460)
Recovery of income taxes	-	-	(89,460)

The income tax recovery for the years ending December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	$	$	$
Current income tax recovery	-	-	-
Deferred income tax liability	-	-	(89,460)
	-	-	(89,460)

(b) Deferred income tax assets and liabilities

	2012	2011
Deferred tax assets and liabilities have been recognized for the following:
	$	$
Mineral properties, plant and equipment	(3,065,083)	(88,910)
Tax loss carry forwards	3,065,083	88,910
Net deferred income tax liabilities	-	-

Deferred tax assets have not been recognized with respect to the following:
Tax losses	5,471,946	3,277,533
Resource properties	2,624,028	2,653,327
Other deductible temporary differences	746,384	1,118,386
	8,842,358	7,049,246

The Corporation has Canadian tax loss carry forwards of approximately $10.5 million and US tax loss carry forwards of approximately $14.8 million as at December 31, 2012. The non-capital losses can offset deferred income for tax purposes which expire between 2015 and 2032. In addition, the Corporation has approximately $18.6 million of resource pools and other future deductions in Canada and $60.5 million in the United States as at December 31, 2012, which can be utilized to be deducted against future resource profits. The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2012 is $4.8 million.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

14.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

The following tables summarize the designation and fair value hierarchy under which the Corporation’s financial instruments are valued.

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The carrying amounts reported in the consolidated balance sheet for short term financial assets and liabilities, which includes cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and short term loans approximate fair values due to the immediate or short-term maturities of these financial instruments.

Classification of financial instruments:

Financial assets	Dec 31, 2012	Dec 31, 2011
	$	$
Loans and receivables
Cash and cash equivalents	1,384,014	1,822,511
Accounts receivable	581,802	27,499
Available for sale securities
Warrant derivative asset	8,581	-
Total financial assets	1,974,397	1,850,010

Financial liabilities
Other-financial liabilities
Accounts payable and accrued liabilities	4,933,564	4,849,905
Short term loan	1,884,530	-
Derivative liabilities	6,168,473	-
Total financial liabilities	12,986,567	4,849,905

Fair value hierarchy of financial assets and liabilities measured at fair value:

At December 31, 2012, the levels in the fair value hierarchy into which the Corporation’s financial assets and liabilities measured and recognized on the consolidated balance sheets at fair value are categorized as follows:

Level 1 – warrant derivative asset

Level 2 – derivative gold loan liabilities (note 7) and warrant derivative asset (note 5).

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

14.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued) Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2012:

	Payments due by period
		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	552,000	92,000	184,000	184,000	92,000
Office Lease	318,000	53,000	106,000	106,000	53,000
Promissory note facility - $6,001,000 USD – principal payment	6,168,473	6,168,473	-	-	-
Promissory note facility - $6,001,000 USD – interest payment	625,665	625,665	-	-	-
Short term loan - principal payment	1,884,530	1,884,530	-	-	-
Short term loan – interest payment	195,884	195,884	-	-	-
Reclamation and site restoration	1,530,978	-	-	-	1,530,978
Accounts payable and accrued liabilities	4,933,564	4,933,564	-	-	-
Total	16,209,094	13,953,116	290,000	290,000	1,675,978

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

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other current financial assets and liabilities are not exposed to interest rate risk because of their short-term nature, being non-interest bearing or being fixed interest rates.

	ii)	Currency risk

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation’s subsidiary has a US dollar functional currency and is not currently exposed to non-US dollar currencies. The Corporation holds balances in cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, derivative gold liabilities and short term loans in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. Based on the balance in foreign currencies as at December 31, 2012, a variance in foreign currency exchange rate of 10% would have an impact on the Corporation’s financial statements.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

14.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

The Corporation held the following USD financial instruments:

	Dec 31, 2012	Dec 31, 2011
	$	$
Cash and cash equivalents	1,380,613	32,536
Accounts receivable	548,586	-
Accounts payable and accrued liabilities	(4,438,976)	-
Gold loan instruments	(6,168,473)	-
Short term loan	(1,884,530)	-
	(10,562,780)	(32,536)
Effect of 10% variation on USD exchange:	1,056,278	(3,253)

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and amounts receivable. To mitigate risk the Corporation has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Corporation closely monitors its financial assets and does not have any significant concentration of credit risk. The Corporation sells its products to organizations with strong credit ratings and there have been no customer defaults during December 31, 2012.

The Corporation invests its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. As at December 31, 2012, the Corporation had cash and cash equivalents of $1,384,014, a working capital deficiency of $9,196,004 and $8,053,003 in derivative gold loan and short term loans due in 2013. With the Corporation currently transitioning from commissioning stage to commercial production, it may require additional financing to carry out its near-term operating plans, repay its obligations and achieve the required profitability. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the gold prepayment facilities and loans noted previously. In addition, the Corporation now has evidence of its ability to produce saleable gold concentrates. The Corporation handles liquidity risk through the management of its capital structure.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Year ended December 31, 2012 and 2011

14.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process t o help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short - term business requirements. The Corporation is not subject to externally imposed capital requirements.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31	2012	2011	2010
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	2,340,676	3,683,186	568,212
Reclamation and site restoration obligation included in mineral properties, plant and equipment	(1,920)	1,529,556	-
Fair value of warrants as financing costs and cost of property	-	428,237	-
Capitalization of share based compensation in mineral properties, plant and equipment.	-	258,000	-
Depreciation capitalized in mineral properties, plant and equipment	686,617	164,552	-
Deferred finance costs of prior year reclassified to share capital	-	181,726	-

16.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of $ 53,000 USD per year until 2014.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 6.

17.	SUBSEQUENT EVENTS

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD will be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 and the total commitment fee to be increased to $75,000 USD. Interest will be calculated and paid monthly.

The Corporation has received $800,000 USD, subsequent to year end, as an advance on a loan for which the terms are still to be negotiated. The funds are available for immediate use for operations.

Subsequent to year end, the repayment terms on the short term loan of $1,600,000 USD (note 8) were extended for repayment to begin on May 23, 2013. All other terms of the loan remain the same.

Subsequent to December 31, 2012, 2,508,192 of stock options were exercised for total proceeds of $451,295 and 400,000 stock options were cancelled.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive
Officer and Director

Date:	April 2, 2013