Form 20-F
period 2013-12-31
American Bonanza Gold Corp.
filed 2014-03-18
CIK 1072019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Commission File No.: 000-29916

AMERICAN BONANZA GOLD CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 302 – 1620 West 8th Ave, Vancouver, British Columbia, Canada, V6J 1V4
(Address of principal executive offices)

Joe Chan, Corporate Secretary
Tel: 604-688-7515
Fax: 604-639-4451
Email: jchan@americanbonanza.com
Suite 302 – 1620 West 8th Ave, Vancouver, British Columbia, Canada, V6J 1V4
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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2013: 234,396,111 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

 Yes [    ]                                      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[ X ]

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ X ]	Other [ ]

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

“Taurus” means International Taurus Resources Inc., a corporation incorporated pursuant to the laws of the Province of British Columbia; and

“TSX” means the Toronto Stock Exchange.

NOTE TO UNITED STATES READERS
REGARDING DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

Financial Information

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC"). IFRS differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP” or “United States GAAP”), and thus our financial statements may not be comparable to financial statements of United States companies.

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

In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements, particularly as they relate to the prospects of completing the care and maintenance program, restarting operations and achieving commercial production; completing the transaction with Kerr Mines, and the fact that that transaction will result in sufficient additional capital to re-start mining operations; the results of exploration, development and mining activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, capital expenditures, operating costs, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, and the expectation that the Corporation will be able to improve gold recoveries and operating efficiencies to achieve designed production capacity, are subject to a number of risks and uncertainties, including possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other labour disruptions, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage, credit payment risks, and global financial conditions and the timing or magnitude of such events are inherently risky and uncertain.

Key assumptions upon which the Corporation’s forward-looking statements are based include the following:

  the price for gold will not fall significantly below the price assumptions used in the Study (as defined below) contained in the Revised Copperstone Report (base case $962/oz);

  the assumptions in the financial analysis in the Revised Copperstone Report are materially accurate;

  that the measures to be taken in the care and maintenance program, including drilling, design and engineering work, and underground development, will result in additional operational efficiencies;

  the Corporation will be able to achieve the level of production that the Copperstone Mine has been designed for, as provided in the Revised Copperstone Report;

  all conditions to the completion of the Kerr Mines transaction will be satisfied and the Corporation either completes the Kerr Mines transaction, or will be able to secure additional financing to continue its exploration development and mining activities;

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

  the Corporation’s capital costs and operating costs will after completion of the care and maintenance program be brought down to economic levels;

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

Anomaly	An area defined by one or more anomalous points.
Argillaceous	Rocks or substances composed of clay, or having a notable proportion of clay in their composition.

Argillite	A sedimentary rock composed of compacted mud and clay particles.
Argillic	Pertaining to clay or clay minerals.
Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.
Assemblage	A biostratigraphic unit defined and identified as a group of associated fossils.
Au	Aurum (Latin for gold) used as an abbreviation for gold.
Axial trace	The intersection of the axial plane of a fold with the surface of the earth or any other specified surface.
Azurite	A deep blue common secondary mineral.
Barite	A mineral. The principal ore of barium.
Biotite	Common rock-forming mineral, dark brown to green in colour.
BLM	Bureau of Land Management, the United States federal lands administrative authority.
Bonanza-grade	More than 34 grams of gold per tonne or more than one troy ounce of gold per ton.
Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Bulk sample	A large sample consisting of tons or hundreds of tons which is then milled and the grade computed from the results.
Bull quartz	White, coarse-grained, barren quartz.
C-Zone	North-east of the open pit at the Copperstone property.
Calcite	A mineral, calcium carbonate. One of the most common minerals. The principal constituent of limestone.
Carbonate vein	A vein consisting chiefly of carbonate minerals, such as limestone or dolomite.
Chalcopyrite	Copper pyrites. A mineral. An important ore of copper.
Channel-sample	Material sampled from a groove cut across a rock exposure.
Chlorite	Silicates closely related to micas. Common in low-grade metamorphic rocks.
Chrysocolla	A mineral. Usually in green to blue-green masses.
Crosscut	A horizontal opening driven across the direction of the main workings.
D Zone	North of the mineral reserves at the Copperstone property.
Decline	A passage or tunnel driven at a decline from the surface for the working of a mine.
Deformation	Any change in the original form or volume of rock masses produced by tectonic forces; folding, faulting, and solid flow are common modes of deformation.
Dip	The acute angle that a rock surface makes with a horizontal plane. Direction of dip is always perpendicular to strike.
Doré	Unparted gold and silver poured into moulds when molten to form buttons or bars.
Drift	Workings driven in or near a mineralized zone and parallel to the course of the vein or the long dimension of the mineralized zone.
Drifting	Proceeding with mining to create a drift.
Electron	The elementary particle of mass 9 x 10-28 grams and unit electrical charge.
Epidote	A common mineral in metamorphic rocks.

Fabric	The orientation in space of the elements of which a rock is composed
Face	The surface exposed by excavation. The working face, front, or forehead is the face at the end of the tunnel heading, or at the end a full-size excavation,
Fault or Block	A fracture in a rock across which there has been displacement. Block faults are usually
Fault	steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other.
Fe	Chemical symbol for the element iron.
Felsic	Mnemonic term derived from (fe) for feldspar, (l) for lenads of feldspathoids, and (s) for silicia and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, such as quartz, feldspars, feldspathoids and muscovite.
Ft	foot or feet, as the context requires.
Gabbroic	Plutonic rock consisting of calcic plagioclase and clinopyroxene, with or without orthopyroxene and olivine. Apatite and magnetite or ilmenite are common accessories. Loosely used: Any coarse-grained igneous rock.
Geochemistry	The chemistry of the earth and its rocks, minerals, etc.
Geophysical Exploration	Exploring for minerals or determining the nature of Earth materials by measuring a physical property of the rocks and interpreting the results in terms of geologic features or the economic deposits sought. Physical measurements may be taken on the surface, in boreholes, or from airborne or satellite platforms.
Glacio-lacustrine	Produced by or belonging to lakes formed by or in relationship to glaciers.
Gneiss	A coarse-grained rock in which bands rich in granular minerals alternate with bands in which schistose minerals predominate.
Gouge	A layer of soft material along the wall of a vein. Finely abraded material occurring between the walls of a fault.
Grade	The amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
Granitic	Of, pertaining to, or composed of, granite or granite like rock.
Greywacke	Dark, coarse-grained sandstone, usually with an admixture of clay.
g/t	Grams per tonne.
Hanging wall	The rock on the upper side of a mineral vein or deposit.
Hematite	A mineral. The principal ore of iron.
Highwall	The unexcavated face of exposed overburden and coal or ore in an opencast mine, or the face or bank on the uphill side of a contour strip mine excavation.
Homoclinal	A structural condition in which the beds dip uniformly in one direction.
Hydrothermal	Of or pertaining to heated water, to the action of heated water, or to the products of the action in heated water.
Intrusion	A body of igneous that involves other rock.
Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.
IP	Induced polarization survey.

Kriging	1. A weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.
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
Rhyolite	An extrusive igneous (volcanic) rock with phenocrysts of quartz and alkalic feldspar, commonly of porphyritic texture.
Rib	The sides of a decline or tunnel.
Sedimentary	Rock formed of sediment, as conglomerate, sandstone and shale, formed of fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non-organic secretions of organisms, e.g., most limestone.
Sericite	Fine-grained variety of mica.

Shear	A fold formed as a result of the minute displacement of beds along closely spaced fractures or cleavage planes.
Schist	A medium or coarse-grained metamorphic rock with subparallel orientation of the micaceous minerals which dominate its composition.
Silica	Silicon dioxide.
Siliceous	Said of a rock containing abundant silica.
Silicification	The introduction of or replacement by, silica. Generally the silica formed is fine grained quartz, chalcedony, or opal, and may fill both up pores and replace existing minerals. The term covers all varieties of such processes, whether late magmatic, hydrothermal or diagenetic.
Specularite	Hematite, occurring in tabular or disk like crystals of gray colour and splendent metallic luster.
Sphalerite	A mineral, dimorphous with wurtzite. Isometric. The principal ore of zinc.
Splays	Divergent small faults at the extremities of large normal faults, especially rifts.
Stope	An excavation from which the ore has been extracted, either above or below a level, in a series of steps.
Stoping	The loosening and removal of ore in a mine either by working upward (overhead or overhand) or downward (underhand).
Strata	A tabular or sheet-like body of sedimentary rock.
Stratigraphy	That branch of geology which treats of the formation, composition, sequence, and the correlation of stratified rocks as parts of the earth’s crust.
Strike	Direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.
Structural Control	The influence of structural features on ore deposition, e.g., ore minerals filling fractures.
Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores (or “Sulfide”).
Syenite	A plutonic igneous rock consisting principally of alkalic feldspar usually with one or more mafic minerals such as hornblende or biotite.
Tailings (tails)	Those portions of washed ore that are regarded as too poor to be treated further. Debris from stamp mills or other ore-dressing machinery.
Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.
Ton	Short ton which measures 2,000 pounds.
Tonne	Metric ton which measures 2,204.6 pounds or 1000 kilograms.
Tpd	Ton per day.
Tuff	A rock formed of compacted volcanic fragments, generally less than 4 millimetres in diameter.
Ultramafic	Ultrabasic. Some igneous rocks and most varieties of meteorites containing less than 45% silica; containing virtually no quartz or feldspar and composed essentially of ferromagnesian silicates, metallic oxides and sulfides, and native metals, or of all three.

Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.
Veinlet	A small vein; the distinction between vein and veinlet tends to be subjective.
Volcanic	Pertaining to the activity, structures or rock types of a volcano.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth the average rate of exchange for the Canadian dollar for the periods indicated (calculated by using the average of the exchange rates on the last day of each month during the period):

	(C$)
	2013	2012	2011	2010	2009
Average Rate During Period	1.0301	1.0001	0.9866	1.0299	1.1373

The following table sets forth the high and low exchange rates in Canadian dollars, for the periods indicated, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	(C$)
	Feb/14	Jan/14	Dec/13	Nov/13	Oct/13	Sep/13
High Rate	1.1137	1.1171	1.0697	1.0597	1.0454	1.0532
Low Rate	1.0952	1.0612	1.0577	1.0414	1.0282	1.0237

On December 31, 2013, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.06 CDN.

On March 12, 2014, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.11 CDN.

Selected Financial Data

The following tables set forth selected financial information for the Corporation for the period of January 1, 2009 to December 31, 2009 under Canadian and U.S. GAAP as well as for the period January 1, 2010 to December 31, 2013 prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information for the last three fiscal years ended December 31, 2013, 2012 and 2011 have been derived from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2010 and the Company’s financial information for 2010 has been restated to comply with IFRS. Information prior to the transition date has not been restated. The consolidated financial statements included in Item 18 in this Annual Report are prepared under IFRS.

Reported under IFRS	For the Year Ended December 31,
	2013	2012	2011	2010
	$	$	$	$
Net loss	(21,156,311)	(3,193,377)	(5,392,433)	(6,164,028)
Net loss per share	(0.09)	(0.02)	(0.03)	(0.05)
Weighted average number of shares	234,181,696	209,601,358	182,241,377	122,765,013
Total cash and cash equivalents	21,855	1,384,014	1,822,511	3,104,650
Working capital (deficiency)	(23,276,419)	(9,196,004)	(1,265,503)	7,979,474
Total liabilities	26,194,184	14,517,545	6,391,530	1,079,376
Total assets	70,313,075	74,101,922	63,695,854	36,463,574
Shareholders’ equity	44,118,891	59,584,377	57,304,324	35,384,198

Reported under Canadian and U.S.
GAAP	For the Year Ended December 31,
2009
$
Net loss (Canadian GAAP)	(11,041,089)
Net loss per share (Canadian GAAP)	(0.09)
Net loss (U.S. GAAP)	(10,055,195)
Net loss per share (U.S. GAAP)	(0.09)
Weighted average number of shares	117,594,853
Total cash and cash equivalents	957,923
Working capital	2,638,431
Total liabilities	724,292
Total assets (Canadian GAAP)	45,335,078
Total assets (US GAAP)	18,285,759
Shareholders’ equity (Canadian GAAP)	44,610,786
Shareholders’ equity (US GAAP)	17,561,467

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

While the Corporation has undertaken systematic work programs at the Copperstone mine to mitigate these risks, as is common in new mining operations, the Corporation has experienced such unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone mine. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Additional Funding Requirements

The Corporation requires additional financing in order to complete the care and maintenance program of Copperstone, commissioning of the mine and to complete the advancement of the Copperstone Mine into commercial production and to carry out any other acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause a delay in the development timeline of the Copperstone Mine, cause the Corporation to default on outstanding loans, cause the Corporation to forfeit its interest in certain properties including the Copperstone Mine, miss certain acquisition opportunities, delay or indefinitely postpone further exploration and development of its projects with the possible loss of such properties and reduce or terminate its operations. Even if the Corporation is able to obtain sufficient funding to complete the advancement of the Copperstone Mine into commercial production, if the Corporation’s future revenues decrease as a result of lower commodity prices or poor production results, or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available on terms acceptable to the Corporation to meet these requirements or at all.

Default of Agreements

The Corporation is in default of making interest and principal under its secured gold loans, convertible debenture and other promissory notes. The note holders and lenders have not indicated that they will seek any enforcement action in respect of the loans. There is no guarantee that a deferral will be provided, the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default. If the Corporation is not able to rectify the defaults, this could lead the Corporation forfeiting its interest in certain properties including, the Copperstone Mine.

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

While the Corporation has a limited number of specific identified exploration or development prospects, management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce reserves. No assurance can be given that the Corporation will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. The Corporation has no earnings record and a mine in the care and maintenance stage.

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

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and resources estimates for the Corporation’s properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters, which may or may not prove to be correct. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. There can be no assurance that the Corporation’s with respect to the cost of production underlying the mineral reserve and resource estimates will prove accurate. The ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Prices, Markets and Marketing of Natural Resources

The price of the Common Shares, the Corporation’s financial results and exploration, development and mining activities are anticipated to be significantly adversely affected by declines in the price of gold and silver. The price of gold fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. Future serious declines in the price of gold could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of gold, cash flow from future mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Copperstone Mine is dependent on gold prices that are adequate to make that property economic. Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection, are all factors which may affect the marketability and price of natural resources. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in the Corporation not receiving an adequate return for shareholders.

Need for Additional Mineral Reserves

Since the Copperstone Mine has a limited life based on Proven and Probable Mineral Reserves, even if the Corporation is able to bring the Copperstone Mine out of care and maintenance and into commercial production, the Corporation will be required to continually replace and expand its Mineral Reserves as it produces gold. Assuming the Corporation is able to bring the Copperstone Mine into commercial production, the Corporation’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to expand Mineral Reserves at the Copperstone Mine.

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

Environmental Risks

All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with operations. The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to government bodies and third parties and may require the Corporation to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.

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

History of Losses

The Corporation has a history of incurring losses and has no dividend record. During 2013, the Corporation recorded $12.0 million in commissioning sales. While the Corporation had commenced operations in 2012 at Copperstone, the mine had not yet achieved commercial production and was placed on care and maintenance on October 11, 2013. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment costs associated with advancing exploration, development and commercial production of the Corporation’s properties increase. The Corporation expects to continue to incur losses unless and until such time as it achieves commercial production and generates sufficient sales to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming development. There can be no assurance that the Corporation will generate any revenues or achieve profitability.

Dilution and Future Sales of Common Shares

The Corporation may issue additional Common Shares in the future, which may dilute a shareholder’s ownership interest in the Corporation.

Going Concern

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation’s current objective is the development and operation of the Copperstone mine. The Corporation suspended operations at the Copperstone mine on October 11, 2013 and placed the mine on care and maintenance status. The Corporation has made this decision in order to cut costs while it reviews its operations with a focus on improving operational efficiencies. The Corporation is also seeking additional capital to fund performance improvements in order to meet the designed capacity of the Copperstone mine. The Corporation believes that with additional capital, upon the resumption of operations, the mine will perform at a consistent mine output rate and mill throughput rate which will help reduce overall costs as the Corporation moves forward to bring the Copperstone mine to design operating rates. Subsequent to December 31, 2013, the Corporation has entered into a letter agreement with Kerr Mines Inc. (“Kerr Mines”), a TSX-listed company, subject to regulatory and shareholder approval. This transaction is expected provide sufficient capital to resume full long term operations at the mine and to raise sufficient capital to conduct the care and maintenance programs at the mine. A longer-term objective of the Corporation remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone.

The Corporation will require additional financing to carry out its near-term plans, and to meet its obligations under its loan agreements. Subsequent to December 31, 2013, the Corporation is in default of several loans, however the respective lenders and majority holders of the gold loan have not indicated that they will seek any enforcement action in respect of the debt. There is no guarantee that a deferral for paying the notes and loans will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default. In addition, the Corporation recorded an impairment of $18,050,000 during the year ended December 31, 2013, related to the Copperstone mine. These conditions indicate the existence of material uncertainties that cast substantial doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of gold prepayment facilities, short term loans, private placements and convertible debentures in 2012 and 2013. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $12,001,780 during the year ended December 31, 2013 (2012 - $7,774,929). The Corporation has also committed to offer 9,557 ounces of future gold production for principal repayments under gold loans. Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved. In addition, subsequent to December 31, 2013 the Corporation entered into a letter agreement with Kerr Mines, to merge their respective businesses pursuant to an amalgamation or plan of arrangement. Kerr Mines also agreed to advance $1,000,000 to the Corporation to satisfy its working capital requirements until the completion of the proposed transaction.

The Corporation’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary should the going concern assumption become inappropriate.

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

Negative Operating Cash Flow

The Corporation had negative operating cash flow for its financial year ended December 31, 2013 and foreseeable future until commercial production is reached at the Copperstone Mine.

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

If the Corporation is a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. shareholder’s holding period for its common shares, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Corporation believes that it was classified as a PFIC during the tax year ended December 31, 2013, and may be a PFIC in subsequent tax years. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

The Corporation’s registered and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, BC, V6C 4N7. The Corporation’s corporate head office is located at Suite 302 – 1620 West 8th Ave, Vancouver, British Columbia, V6J 1V4, telephone number (604) 688-7515 and its exploration office is located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

The Corporation has an authorized share capital of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares, of which 234,396,111 common shares are issued and outstanding and nil Class A preferred shares are issued and outstanding as at December 31, 2013. All of the Corporation’s common shares rank equally with respect to voting rights and liquidation preferences. The Class A preferred shares as a class are issuable in series and entitle holders, on a liquidation or dissolution of the Corporation, to a preference over the holders of common shares with respect to any repayment of capital or distribution of assets. The Class A preferred shares do not entitle holders to vote at general meetings of shareholders. The directors may by resolution determine the number and name of the shares of any series of Class A preferred shares, and any special rights attaching to any series of Class A preferred shares.

The shares of the Corporation commenced trading on the TSX at the opening on March 31, 2005 under the symbol BZA.

Three Year History

The Corporation is a Development Stage Corporation engaged in the identification, acquisition and exploration of precious metal properties located in the American Southwest of the United States. The Corporation holds an interest in two projects, the material property being the Copperstone Mine in Arizona, United States.

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

The Copperstone Mine

The Corporation’s focus for the past three years has been on the development, construction and commencement of production at the Copperstone Mine. In connection with this goal, on February 3, 2010 the Corporation announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone). The Study began during 2008, and was designed to update the preliminary economic assessment completed on March 27, 2006. Based on the Study, the Corporation determined to proceed with the development of the Copperstone Mine. The following are the milestones the Corporation met during 2011, 2012 and 2013 at the Copperstone Mine.

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

Mine Contractor

On March, 23, 2011, the Corporation entered into a formal agreement with Mining and Environmental Services LLC (“MES”), of Idaho Springs, Colorado, to conduct contract mining at Copperstone. Bonanza and MES mutually agreed to terminate the Mining Agreement and Professional Services Agreement, effective October 11, 2011. The Corporation purchased a mining fleet for the transition to owner-mining in October 2011. The mining equipment purchased includes drill jumbos, loader-hauler-dumpers, exploration and production drills, ore haul trucks, a rock bolter and other specialized underground mining equipment.

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

Start - up

During 2012, Copperstone mine entered into the commissioning phase in preparation to achieve commercial production. Copperstone faced a number of mine development challenges, primarily related to underground mine development being behind schedule as a consequence of the transition to owner mining from contract mining, and delays associated with acquiring and operating a new mining fleet. Other challenges included equipment availability, and grade and ore access which are typical in an underground operational start-up environment. Start-up was accomplished during the first quarter of 2012, and the subsequent quarters of 2012 and 2013 saw the mine ramping up production with the goal of achieving commercial production once a consistent production of no less than 60% of planned volume is reached over a 30 day period. The Corporation was unable to achieve this goal and in October 2013 placed the mine on care and maintenance.

Suspended Operations

The Corporation suspended operations at Copperstone on October 11, 2013 and placed the mine on care and maintenance status. The Corporation has made this decision in order to cut costs while it reviews its operations with a focus on improving operational efficiencies. The Corporation is also seeking additional capital to fund performance improvements in order to meet the designed capacity of Copperstone. Declining gold prices also factored in the Corporation's decision to suspend mining and milling operations at this time.

The Corporation believes that the suspension of mining operations is necessary in order to realize the goal of achieving commercial production. Operating costs have reached unsustainable levels for various reasons. The Corporation believes that with additional capital, upon the resumption of operations the mine will perform at a consistent mine output rate and mill throughput rate which will help reduce overall costs as the Corporation moves forward to bring Copperstone to design operating rates.

Equity and Debt Financing

During 2012 and 2013, the Corporation completed a number of debt financings to fund the re-start of operations at Copperstone.

Letter Agreement with Kerr Mines Inc. to Merge

On January 23, 2014, the Corporation entered into a binding letter agreement (the “Letter Agreement”) with Kerr Mines to merge their respective businesses pursuant to an amalgamation or plan of arrangement (the “Transaction”).

Pursuant to the terms of the Letter Agreement, Bonanza and Kerr Mines have agreed to enter into a definitive agreement for the Transaction. Under the terms of the Transaction, each Bonanza Shareholder (other than a Bonanza shareholder that exercises dissent rights) will be entitled to receive 0.53 of a Kerr Mines common shares (a “Kerr Mines Share”) for approximately every one (1) common share of Bonanza (a “Bonanza Share”) held by such shareholder (the “Exchange Ratio”), subject to adjustment. Currently, Kerr Mines has approximately 392 million Kerr Mines Shares outstanding and Bonanza has approximately 234 million Bonanza Shares outstanding. In addition, each holder of the outstanding stock options and share purchase warrants of Bonanza (the “Bonanza Options”) will receive such number of replacement options or warrants of Kerr Mines based upon the Exchange Ratio.

Further, pursuant to the terms of the Letter Agreement, Kerr Mines has advanced $1,000,000 (the “Loan”) at an annual interest rate equal to the prime rate plus 1%, to Bonanza to satisfy certain amounts and payables outstanding of Bonanza. The Loan and a break fee of $500,000 are payable by Bonanza in the event of termination of the Transaction in certain circumstances.

In connection with the Transaction, Bonanza may settle certain outstanding unsecured indebtedness through the issue of Bonanza Shares. The terms of the settlements have not yet been determined, but are expected to result in the issue of approximately 337 million Bonanza Shares prior to completion of Transaction. Bonanza Shares issued to settle this indebtedness will be exchanged for Kerr Mines Shares based upon the Exchange Ratio.

Upon completion of the Transaction, the Kerr Mines board will be reconstituted to consist of five nominees of the Kerr Mines shareholders and two nominees of the Bonanza shareholders. Such directors will hold office until the next annual meeting of shareholders of Kerr Mines, or until their successors are elected or appointed.

Completion of the Transaction is subject to certain standard conditions including, without limitation: (a) execution of a definitive agreement; (b) satisfactory due diligence; (c) receipt of all necessary consents, waivers, permits, exemptions, orders and approvals, including the approval of each of the Toronto Stock Exchange (the “TSX”), as applicable; (d) receipt of a fairness opinion concerning the Transaction by Bonanza; and (e) receipt of shareholder approval of the Transaction by Bonanza and if required, Kerr Mines shareholders.

On February 27, 2014, the Corporation entered into an unsecured demand promissory note at prime plus 1% for $2,500,000 of which $1,000,000 was drawn on January 23, 2014. An additional $92,833 was drawn on February 28, 2014.

Joint Venture and Convertible Debenture with Suparna Gold Corp.

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna Gold Corp. (TSXV: SUG) ("Suparna") in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target at the Corporation's Copperstone gold mine. Subsequent to December 31, 2013, the agreement was amended to delay the earn in requirements.

In addition, the Corporation completed a private placement financing with Suparna of a secured convertible debenture (the "Debenture") for proceeds of $1,000,000. The Debenture is convertible into units (each, a "Unit") comprised of one common share in the capital of the Corporation and one-half of one common share purchase warrant. The Debenture is convertible into Units at a price of $0.06, and each whole warrant underlying the Units is exercisable to acquire an additional common share of the Corporation at a price of $0.10 per share. The warrants issued in connection therewith are exercisable for a period of 12 months from the date of issuance. The Debenture will bear interest at a rate of 12% per annum, calculated and payable monthly in cash, and will mature two years after its date of issue. The Corporation used the net proceeds of the Offering to fund the continued ramp up of production at the Corporation's Copperstone mine and for general corporate purposes. The Corporation subsequently amended the terms of the convertible debenture. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. An additional $10,000 fee will be payable on January 2, 2014 for amending the terms. As of March 12, 2014, the Corporation is in default of making the interest payments due under the Debenture however Suparna has not indicated that they will seek any enforcement action in respect of the debenture. There is no guarantee that a deferral will be provided, or that the Company will be able to find means of rectifying the default. Pursuant to the terms of the joint venture agreement, if the Copperstone mine is closed for a continuous period of 9 months or an aggregate of 12 months in any 21 month period, then provided that Suparna is not in default of any of its obligations under the joint venture agreement, the Corporation will have the obligation to transfer 100% of its interest in the Southwest target to Suparna.

Gold Loans

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

On April 1, 2013, the Corporation issued amended and restated secured promissory notes for an aggregate of $8.6 million (the "Amended Notes"). The Amended Notes replaced both the Corporation's existing US$6,001,000 million gold loan and the additional US$1,600,000 promissory notes issued in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Corporation an additional US$1,000,000, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes was to be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Corporation.

In connection with the restructuring, the Corporation issued to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.20 per share for a period of two years from closing until May 7, 2015.

The Corporation subsequently amended and restated the secured $8,601,000 promissory notes. The amended promissory notes have been restructured to be repaid commencing January 1, 2014 in twelve equal principal monthly installments completing on December 1, 2014, through the delivery of 9,557 gold ounces or equivalent cash, at the option of the lender. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. As of March 12, 2014, the Corporation is in default of making the interest and principal payments due under the Amended Notes and has received notice from one of the holders (the “Noteholder”) of the default. The notes are governed by the terms of an inter creditor agreement (the “Inter creditor Agreement”) that provides that the only holders of a majority of the notes may take action to recover on the notes, with the result that the subject Noteholder cannot take action to recover on the note. Pursuant to the terms of the Inter creditor Agreement, the Noteholder has also given notice of the default to the other holders of this series of notes. The Company is working with the other holders of the notes, who together represent the majority of the principal amount outstanding on the notes and a majority of the notes, to negotiate a sustainable solution to the Company’s obligations under the notes. To date, none of the other holders of the notes have indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

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

Promissory and Demand Notes

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 and then further amended to January 1, 2014 for both notes and the total commitment fee was increased to $75,000 USD. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term promissory notes however the respective note holders have not indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On April 10, 2013, the Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% per annum after default. The loan had a repayment date of April 30, 2013. In connection with the loan, the Corporation issued an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. As of December 31, 2013, the principal remains outstanding and continues to bear an interest at 40% per annum.

During the year, the Corporation received unsecured loans of US$4,115,000 and CDN$674,000 from various lenders that are non-interest bearing and due on demand. Commitment fees totaling US$82,600 and CDN$13,480, respectively, are due concurrently with the repayment of the principal amounts. The Corporation also received unsecured loans of US$850,000 that bear an interest rate of 12% which is payable on maturity.

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term loan however the lender has not indicated that they will seek any enforcement action in respect of the note. There is no guarantee that a deferral for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning March 23, 2013 with final payment due on May 23, 2013. As of December 31, 2012. On April 1, 2013, the loan was rolled into the $8,601,000 USD gold forward loan.

Private Placement

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

The planned use of funds from the offering which closed during 2011 is summarized below (in $ millions):

	Planned use of funds:
		September	Total
	January 2011	2011	Financing	Actual
Processing Plant	5.2	-	5.2	7.8
Underground development	2.7	4.5	7.2	6.7
Tailing	1.7	-	1.7	4.1
Mine Operation start up	2.9	-	2.9	3.1
Reclamation bond	1.1	-	1.1	1.5
Commission cost	2.3	-	2.3	-
Contingency	1.3	-	1.3	1.3
Accelerate exploration drilling	-	1.0	1.0	-
Corp. G&A	0.6	-	0.6	0.8
Total	17.8[1]	5.5	23.3	25.3

Note 1 – The balance includes cash on hand of $350,000 and does not include the offering costs.

B.	Business Overview

General

The Corporation’s only material property is the Copperstone mine located in Arizona. The Corporation also holds an interest in one exploration project located Nevada, which is less material to the Corporation due to its less advanced status.

The Corporation’s current primary business objective is to operate the Copperstone Gold Mine in Arizona. On February 3, 2010 Bonanza announced the positive results of its NI 43-101 compliant 2010 Feasibility Study (the “Study”) at Copperstone (see Section D – Property, Plants and Equipment – Copperstone).

As a mining company in the exploration and development stage, the future liquidity of the Corporation will be affected principally by the level of exploration and development expenditures and by its ability to generate sufficient cash flows from the Copperstone Mine or to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation will require additional financing to carry out its near-term operating plans in 2014 at the Copperstone Mine.

The following sets forth the aggregate cumulative expenditures, net of cost write-down, made by the Corporation on certain of its projects as at the end of each fiscal period set out below:

	Summary of Cumulative Project Expenditures
Project	2013	2012	2011	2010	2009
	$	$	$	$	$
Copperstone	83,624,247[1]	78,627,592[1]	58,413,514	27,202,998	28,885,347
Fenelon	-	-	-	-	5,000,000
Gold Bar	-	-	-	-	200,000
Northway	-	-	-	-	4,644,865
Martiniere	-	-	-	-	3,243,735
	83,624,247	78,627,592	58,413,514	27,202,998	41,973,947

Note 1 – includes capitalized production costs.

C.	Organizational Structure

As of December 31, 2013, the only active subsidiary of the Corporation was its wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation). The following diagram sets out the corporate structure of the Corporation and its active subsidiary as of March 12, 2014:

(1) Bonanza Explorations Inc. owns the Copperstone mine in Arizona, and the Gold Bar Project in Nevada.

D.	Property, Plants and Equipment

Copperstone

General

The Corporation holds a 100 percent leasehold interest in the Copperstone mine. The landlord is the Trustee of the Angie Patch Survivor’s and the Trustee of Daniel L. Patch Credit Trust “The Patch Living Trust” and the lease was for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005 for a further 10 year term. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to a maximum of 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

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

As 50,000 tonnes from the D-Zone have been mined as of December 31, 2013, the Corporation has completed its commitment under this royalty.

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

The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the central 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. On June 12, 2005, the lease was renewed for an additional 10 years. The annual claim fees payable to the BLM are approximately US$76,000. Annual lease fees paid to the State of Arizona in 2011 was approximately $16,000. An annual minimum US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a maximum of 6 percent production gross royalty if the price of gold is over US$551 per ounce. In addition, the D-Zone is subject to a 3% royalty on the first 50,000 tons of mineralized material extracted from a specific portion of the D-Zone and as of December 31, 2013 this obligation has been fulfilled.

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

Santa Fe Pacific Gold Corporation ("Santa Fe") leased the property in 1993 and completed 12,500 feet of reverse circulation drilling on seven exploration targets. Santa Fe intersected significant gold mineralization in the footwall of the Copperstone fault with hole DCU-8 having an intercept assaying 0.646 oz/t of gold over 15 feet.

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

The mine has been designed primarily as a trackless drift and fill mining operation, with ramp access and cement backfilling. Mining dilution across the life of the project is estimated at 10.3% . In early 2012, pre-production development and mining of gold bearing Reserves has begun in the D-Zone, north of the existing open pit, where Bonanza has exposed Proven Mineral Reserves in a tunnel driven from the north end of the open pit. Truck haulage is underway, transporting the ore from the underground mine to the surface processing facility. The processing facility is processing material mined from the Reserve areas. As of December 31, 2013 100% of the D-Zone royalty bearing ore were mined and milled. Royalty payable to the joint venture partner (CDC then later, KJ Gold) were paid in full.

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

A three dimensional geologic exploration model was prepared by the Corporation for Copperstone during 2006. In addition to incorporating the work collected in the AMEC study, this new exploration model was based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling and the new exploration model has guided drilling to further expand the resource during the last half of 2006 and through 2008 and was intended to continue into the future as long as drilling results confirmed the usefulness of the model.

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

Highlights of the Feasibility Study

On February 3, 2010 Bonanza announced the positive results of its 2010 Feasibility Study (the “Study”) at Copperstone. The Study, which was subsequently reviewed and confirmed in the 2011 Revised Copperstone Report, was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone Mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining.

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

This financial analysis was estimated based on the diluted Proven and Probable Mineral Reserves which are derived from only the Measured and Indicated Mineral Resources. The cost estimates were based on contract mining and processing of the flotation concentrates at off-site processing facilities located in the southwestern United States. (For discussion of Mineral Reserves and Resources see Section 4.D Mineral Reserves and Resources).

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

Actual recoveries for the plant during operation through October 2013 were found to be approximately between 75 to 90% depending on the head grade fed to the mill. The gravity recovery for the mill is estimated at 35 to 50% of the total recovery with a gravity concentrate typically being produced at levels above 20 ounces per ton. The flotation recovery typically followed a regression curve that was very similar to that of the feasibility study allowing overall recoveries of 75% when the head grades were under 0.1 ounces per ton to over 90% when head grades were above 0.25 ounces per ton.

During 2012, the Corporation completed an updated economic forecast for the Copperstone Mine with revised variability estimates, primarily the gold price and discount rate which was used in an impairment assessment. The valuation concluded that the Copperstone Mine was not impaired as at December 31, 2012. A similar assessment was completed as of December 31, 2013 and the valuation concluded an impairment of $18,050,000.

The key assumptions used in our impairment testing are summarized below:

Gold Price per Oz	$1,214/oz - $1,367/oz
WACC	27%
LOM year	7 years

Permitting

On April 20, 2011 Bonanza received the final key permit required for gold mining and processing at Copperstone. The aquifer protection permit (the "APP") was issued by the Water Quality Division of the Arizona Department of Environmental Quality (the "ADEQ") as aquifer protection permit number P-106172. At that time, the Corporation had acquired all permits necessary to conduct mining at Copperstone as currently being conducted.

As of December 31, 2013, Bonanza had improved its water quality permit by asking for and receiving an updated permit that significantly lessens the water sampling requirements and significantly changes the construction requirements for the final phases of the tailings pond construction. The updated permits were finalized in the fourth quarter of 2013. Air quality permits were also updated to minimize the need for mechanical dust collectors. The permit change allowed for the use of water sprays to meet all dust control requirements. Because of this change, a mechanical dust collector was not placed on the fine ore bin. Further changes to the air permit also allowed for increased blasting during shifts.

During 2013, Bonanza also applied for Class V injection wells for the addition of cemented tailings backfill and injection of mine discharge water back into the valdose zone of the aquifer. These wells are pending approval in 2014.

Copperstone is a modern previously mined site with a clean, non-sulfide bearing mineral resource, and the mine plan called for no additional disturbance to the public lands. The mine plan is designed to have a very low environmental impact, and this design contributed to a permitting process that is more rapid than is typical for new mine development.

Capital Cost Estimates

The Copperstone Mine produced approximately one-half million ounces of gold between 1987 and 1993 through open pit mining. Existing infrastructure which remains from this time or which has been subsequently installed by Bonanza is considerable, and serves to reduce the current capital requirements for the mine. Prior to Bonanza’s construction phase, the then existing infrastructure included a 69 KV power line and substation and three water wells, all sufficient for Bonanza’s new mine at Copperstone. Additional infrastructure on site included offices, maintenance shops and a laboratory building. High grade gold mineralization in the D-Zone that is scheduled for Year One mining production had already been accessed at the time of the Study in a 600 meter long underground tunnel driven by Bonanza.

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

The actual cost during the development stage and prior to the 2013 commissioning stage totaled over $30 million with overruns occurring in mining start-up and plant construction. Reasons for the overrun were a result of equipment failure, inexperience of its labour force, illness of its labour force, and insufficient development work due to the removal of the mine contractor and the purchase of equipment.

Significant issues have also occurred in the mining of the Copperstone ore-bearing structure, causing significant rework and backfill issues. On October 11, 2013, the Copperstone Mine ceased operation and went into care and maintenance due to the lack of funding but also to review the mining operation in detail, allow for the redesign of the mining plan, complete significant in-fill drilling to minimize rework, and allow for the design of the “B” zone adits to expand the operation.

Operating Cost Estimates

The Study results estimated a total Mine Operating Cost of US$95.64 per ton of ore processed. This includes a mining cost of US$60.64 per ton of ore and waste mined, a gold recovery cost of US$21.75 per ton of ore processed, and US$13.25 per ton of ore processed for G&A and corporate costs.

The Mine Operating Cost estimates in the Study report represent the total estimated mining and gold production costs, and total corporate costs to accomplish gold production as designed in the new underground mine planned at Copperstone. According to the authors of the report, the estimate is categorized as Feasibility level with an expected accuracy range of ±7.5% at the bottom line. All costs are expressed in first quarter 2009 US dollars. The estimate covers the costs of mining, processing and administering operations to produce gold. Stated another way, the cash production cost of producing one ounce of gold at Copperstone was estimated in the Study results to be US$415 per ounce of gold produced. The total production cost of producing one ounce of gold at Copperstone was similarly estimated to be US$624 per ounce of gold produced.

Due to significant rework and backfill requirements, the mining costs experienced were over $1,500 per ounce of gold produced. Production costs, along with the significant rework and backfill issues led to the need for further capital injections and ultimately the Copperstone Mine being placed into care and maintenance. Rework cost was estimated at over 40% of the underground mine operating costs. Work is currently ongoing to improve the mine design to bring costs closer to those estimated in the feasibility study.

Recent Work Program

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

Earth work on the tailings pond commenced in mid July 2011 and the first phase of the pond was completed.

On November 8, 2011, Copperstone gold mine entered the final phase of construction and commenced dry commissioning of the Copperstone gold processing plant.

During March 2012, the Corporation placed onto transport its first two shipments of gold bearing concentrates. Gold content grades in the gravity and flotation concentrates typically exceeds 25 ounces per ton and is readily salable to smelters and exceeds original estimates.

The processing plant performed well during 2013, as indicated by the consistent and low grade tailings assays, in the order of 0.06 to 0.12 ounces per ton gold depending on head grades. Low gold grades in the tailings indicate that most of the gold being fed into the plant is being collected in the gravity and flotation circuits where high grade concentrates are being produced. The gold processing plant has been treating ore grade rock with overall recovery consistently between 75 to 94% depending on the grade being fed to the mill. The higher grade material typically has higher recovery.

In the Feasibility Study, the design capacity at Copperstone is 450 tons per day resulting in an average of approximately 46,000 ounces for the first 3 years of projection within a mine life of 6.3 years with a total estimated production of approximately 213,000 ounces of gold.

The Corporation's objective during 2012 and 2013 was to bring mine production up to design levels of 450 tons of ore per day. This goal was not met. Plans are being formulated for resource expansion drilling. The Corporation-owned underground drilling rig has continued to drill in the resource areas to expand the knowledge of the ore body and increase the number of areas to mine. While preliminary in nature, the current exploration plan has the goal of continuing underground resource expansion to increase the number of minable ore zones.

Current Work Program

In October 2013, the Corporation placed the Copperstone Mine into care and maintenance due to the lack of funds and to allow for the reengineering of the underground mine operation. Redesign of the underground mine has been ongoing with focus on:

  Procurement of funding,
  updating the mine model based on actual results,
  planning and completing an in-fill drill program to minimize dilution and rework, expansion into the “B”-zone to allow for more headings and lessen consolidation of the equipment, and change of the mining method that decreases dilution and increases ore tonnage available to the processing facility.

Bonanza produced approximately 8,000 ounces in 2013 due to the lack of ore being available to the processing facility. Because of mining issues and design problems only limited ore has been mined from Copperstone with approximately 200,000 ounces still recoverable from the original feasibility reserve estimates. Bonanza has also found several ore zones that were not in the original feasibility model. Redesign of the mine, as noted above, will better allow Bonanza to meet the feasibility estimates.

Future Work

In 2014, Bonanza will continue efforts to bring the Copperstone gold mine back into production after the Current Work Programs are completed, with a primary objective of reaching design output as soon as possible. Plans are being formulated for mining method redesign to increase the number of headings and lessen rework, for expansion and delineation drilling, and for expansion of mining operations into the “C” Zone and the “B” Zone. While preliminary in nature, the current drilling plan has the goal of commencing underground delineation drilling during the second quarter of 2014. Plans to restart the mining operation upon completion of a significant development program that opens ore faces in the “D”, “C”, and “B” zones, and upon completion of the current work programs are being formulated with a target of restarting mining operations during 2014. There can be no assurance that these plans will come to fruition.

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

The Corporation has been in discussions with several parties interested in a Joint Venture or acquisition to explore the project during 2008. These discussions are ongoing in 2014.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 and in 2010 the Corporation wrote-down the remaining $200,000 due to limited exploration activity in the previous three years and based upon on management’s current plans with respect to the property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As at December 31, 2013, the Corporation’s Copperstone Mine was placed in care and maintenance while all commissioning sales and costs were capitalized to mineral properties prior to placement into care and maintenance.

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

As at December 31, 2013, The Corporation had a working capital deficiency of $23,276,419 compared with a working capital deficiency of $9,196,004 as at December 31, 2012. Current year change in working capital was the result of successful financing of $451,295 net proceeds by issuance of common shares; net gold promissory notes for proceeds of $9,461,458 and short term loans for net proceeds of $8,220,534. Use of funds for operating activities in the period totalled $1,290,555 (December 31, 2012 – $1,336,535; December 31, 2011 - $2,983,135). Use of funding towards the processing plant, development and production costs of the Copperstone Mine totalled $23,154,894 (December 31, 2012 – $22,906,520; December 31, 2011 - $25,085,629). Cash outlays were offset by proceeds on commissioning sales of $12,001,780 (December 31, 2012 - $7,774,929; December 31, 2011 – $nil). The loss for the year ended December 31, 2013 was $21,156,311 or $0.09 per share, as compared to $3,193,377 or $0.02 per share for the year ended December 31, 2012 and $5,392,433 or $0.03 per share for the year ended December 31, 2011. A significant component of the current year’s loss was related to the Copperstone impairment of $18,050,000 and to finance costs of $953,528 which primarily related to the loss on derivative and change in value of the gold loans (December 31, 2012 - $1,438,634; December 31, 2011 - $(55,160)).

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

In 2013, approximately 8,000 ounces were produced due to lack of ore being available to the processing facility. Because of mining issues and design problems only limited ore has been mined from Copperstone with approximately 200,000 ounces still recoverable from the original feasibility reserve estimates. Due to significant rework and backfill requirements, the mining costs experienced were over $1,500 per ounce of gold produced which were above the feasibility study. Production costs, along with the significant rework and backfill issues led to the need for further capital injections and ultimately the Copperstone Mine being placed into care and maintenance on October 11, 2013. Rework cost was estimated at over 40% of the underground mine operating costs. Work is currently ongoing to improve the mine design to bring costs closer to those estimated in the feasibility study. Bonanza has also found several ore zones that were not in the original feasibility model. Redesign of the mine, will better allow Bonanza to meet the feasibility estimates. The Corporation’s primary objective remains the closing of the Kerr transaction and reactivation of the mining at Copperstone.

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

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

	December 31,
	2013	2012	2011
	IFRS	IFRS	IFRS
	$	$	$
Net loss	(21,156,311)	(3,193,377)	(5,392,433)
Net loss per share	0.09	(0.02)	(0.03)
Total cash and cash equivalents	21,885	1,384,014	1,822,511
Working deficiency	(23,276,419)	(9,196,004)	(1,265,503)
Total liabilities	26,194,184	14,517,545	6,391,530
Total assets	70,313,075	74,101,922	63,695,854
Shareholders’ equity	44,118,891	59,584,377	57,304,324

Year ended December 31, 2013

The Corporation recorded a net loss of $21,156,311 or $0.09 per share for the year ended December 31, 2013, as compared to $3,193,377 or $0.02 per share during the same period in the previous year. The increase in the loss is attributable to the following major items.

During the year ended December 31, 2013, the Corporation recorded an impairment on the Copperstone project of $18,050,000. The indicators for impairment in the fourth quarter of 2013, were the suspension of operations at the Copperstone mine on October 11, 2013; significant decrease in our long-term gold price assumptions due to declining market prices; and market capitalization as of December 31, 2013 was less than the fair value of the Copperstone asset. The fair value of the project is recorded at the higher of the fair value less costs to sell and value in use. The value is use was determined to be $68,989,240 which is higher than the fair value less costs to sell, based on the Transaction with Kerr Mines. The discrepancy between the fair value less costs to sell and value in use is due to the current depressed market conditions where it is difficult to raise funds. The Transaction is a stock transaction the fair value to sell is calculated on the current stock price which the Corporation does not believe demonstrates the true value of the Corporation and is deflated due to the current market conditions. Further disclosure on the impairment is presented in Note 7 to the consolidated financial statements for the year ended December 31, 2013.

The gold prepayment facilities change in fair value including finance costs resulted in a loss of $953,528 being recognized in the current period in comparison to a loss of $1,438,634 being recognized for the year ended December 31, 2012. Further disclosure is presented in Note 8 to the consolidated financial statements for the year ended December 31, 2013.

Exploration expenses for the year ended December 31, 2013 was $201,523 compared to $306,570 for the year ended December 31, 2012 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada. The decrease relates to the scaling back of some exploration projects.

Management fees, consulting and salaries increased to $809,168 for the year ended December 31, 2013 compared to $612,325 for the year ended December 31, 2012. The increase related to a reversal of bonus accrual in 2012 which decreased the expense for the year ended December 31, 2012.

For the year ended December 31, 2013 a gain of $25,422 was recognized on the sale of equipment. The gain on mineral property disposal in the year ended December 31, 2012 was primarily due to the sale of the Corporation’s interest in the Iskut Joint Venture where the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre-consolidation shares for every 1 post-consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp. The property cost had been written off to zero in prior periods which resulted in a gain of $439,883 being recognized due to the fair market value of the shares and warrants received. The shares were recorded at their original cost of $332,500. During the year ended December 31, 2012, all of the common shares were sold for net proceeds of $122,978 which resulted in a loss on sale of $209,522. The warrants were valued using the Black-Scholes valuation model with a cost of $107,383 and a fair market value of $8,581 at December 31, 2012. The change in fair value totaled $98,802 and was recorded in the statement of operations.

The foreign exchange loss for the period was higher for the year ended December 31, 2013 as it included the revaluation of the unsecured loans and restricted cash denominated in US dollars, which the Corporation did not hold during the year ended December 31, 2012.

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

The year ended December 31, 2011 included $3,113,349 for share-based payments. All previously granted options have fully vested and no new stock options were granted for the year ended December 31, 2012 and as a result no share-based payments was recognized.

Office and administration costs increased to $141,629 for the year ended December 31, 2012 compared to $75,924 for the year ended December 31, 2011 which was primarily related to an increase in rental expense.

Exploration expenses for the year ended December 31, 2012 were $306,570 compared to $272,275 for the year ended December 31, 2011 which primarily related to costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada. The increase in expenses primarily related to the timing of expenditures.

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

Operating levels intended by management for the Copperstone mine

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers the Copperstone mine capable of operating at levels intended by management once it has reached consistent production of no less than 60% of planned volume for a period of 30 days. As of December 31, 2013, the Copperstone mine had not met this target.

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

Present values are determined using a risk-adjusted pre-tax discount rate appropriate for the risks inherent to the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. The Corporation’s management is required to make these estimates and assumptions which are subject to risk and uncertainty; hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the asset may be impaired and the impairment would be charged against profit or loss.

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

Share based payments

The Corporation uses the Black-Scholes option pricing model to determine the fair value of stock options and share purchase warrants granted. This model requires management to estimate the volatility of the Corporation’s future share price, expected lives of stock options, risk free rate, future dividend yields and estimated forfeitures at the initial grant date. Consequently, there is significant measurement uncertainty in the stock-based compensation expense reported.

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

Valuation of derivatives

The Corporation’s valuation of the derivative and gold loan instruments represents management’s best estimate of the fair value of the derivative and gold loan instruments. Significant estimates and assumptions are made in determining the fair value of the gold loans which include gold forward rates, discount rates and probability factors. Actual outcomes could differ materially from this estimate.

Convertible instruments

The Corporation has designated the convertible debenture at FVTPL and has used judgment in concluding that the convertible debenture does represent a residual interest in the Company and meets the definition of equity under IAS 32, Financial Instruments: Presentation. The Corporation has used estimates in determining the fair value of the convertible debenture. Inputs used require subjective assumptions including the expected price volatility and credit spread of the Corporation. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the convertible debenture.

Actual results could differ from those estimates.

B.	Liquidity and Capital Resources

As at December 31, 2013, the Corporation had cash and cash equivalents of $21,885 (December 31, 2012 - $1,384,014) and a working capital deficiency of $23,276,419 compared with a working capital deficiency of $9,196,004 as at December 31, 2012. The increase in deficit was higher than planned due to commissioning issues relating to the Copperstone mine that resulted in delays in production and sales. The delays in production created uncertainties with future cash flow and the ability of the Corporation to meet current obligations and fund operations and development activities in the short term. To meet funding shortfalls, the Corporation undertook successful financing as evidenced by the closing of the gold prepayment facilities, private placements, short term loans and convertible debentures. Subsequent to December 31, 2013, the Corporation is in default of several loans, however the respective lenders and majority holders of the gold loan have not indicated that they will seek any enforcement action in respect of the debt. There is no guarantee that a deferral for paying the loans will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

With the Corporation suspending operations at the Copperstone mine and placing it on care and maintenance, it will require additional financing to carry out its near-term care and maintenance program, achieve the required profitability and to meet its obligations under its loan agreements, which casts substantial doubt about the Corporation’s ability to continue as a going concern. Subsequent to December 31, 2013, the Corporation has entered into a letter agreement with Kerr Mines, subject to regulatory and shareholder approval. This transaction will provide sufficient capital to resume full long term operations at the mine and to raise sufficient capital to conduct the care and maintenance programs at the mine. A longer-term objective of the Corporation remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone.

The Corporation now has evidence of its ability to produce saleable gold concentrates with commission phase sales of $12,001,780 during the year ended December 31, 2013, and has receivables relating to sales of $12,264.

Cash flows provided by operating activities totalled $1,290,555 for the year ended December 31, 2013, (cash flows used in from operating activities totalled $1,336,535 and $2,983,135 for the years ended December 31, 2012 and 2011, respectively). Use of funding for exploration expenditures at Copperstone and other properties and towards the processing plant and development of the Copperstone mine including the cost of production during the commissioning phase totalled $23,154,894 for the year ended December 31, 2013 ($22,906,520 and $25,085,629 for the years ended December 31, 2012 and 2011, respectively).

On January 23, 2014, Kerr Mines advanced $1,000,000 at an annual interest rate equal to the prime rate plus 1%, to Bonanza to satisfy certain amounts and payables outstanding of Bonanza. The Loan and a break fee of $500,000 are payable by Bonanza in the event of termination of the Transaction in certain circumstances. On February 27, 2014, the Corporation entered into an unsecured demand promissory note at prime plus 1% for $2,500,000 of which $1,000,000 was drawn on January 23, 2014. An additional $92,833 was drawn on February 28, 2014.

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target at the Corporation's Copperstone gold mine. On November 15, 2013, the agreement was amended to delay the earn in requirements.

In addition, the Corporation completed a private placement financing with Suparna of a secured convertible debenture (the "Debenture") for proceeds of $1,000,000. The Debenture is convertible into units (each, a "Unit") comprised of one common share in the capital of the Corporation and one-half of one common share purchase warrant. The Debenture is convertible into Units at a price of $0.06, and each whole warrant underlying the Units is exercisable to acquire an additional common share of the Corporation at a price of $0.10 per share. The warrants issued in connection therewith are exercisable for a period of 12 months from the date of issuance. The Debenture will bear interest at a rate of 12% per annum, calculated and payable monthly in cash, and will mature two years after its date of issue. The Corporation used the net proceeds of the Offering to fund the continued ramp up of production at the Corporation's Copperstone mine and for general corporate purposes. The Corporation subsequently amended the terms of the convertible debenture. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. An additional $10,000 fee will be payable on January 2, 2014 for amending the terms. As of March 12, 2014, the Corporation is in default of making the interest payments due under the Debenture however Suparna has not indicated that they will seek any enforcement action in respect of the debenture. There is no guarantee that a deferral will be provided, or that the Company will be able to find means of rectifying the default.

On June 14, 2012, the Corporation completed the Secondary Facility for $4,501,000. The Corporation agreed that it would repay the Secondary Facility through the delivery of 3,215 ounces of gold on June 1, 2015. On September 14, 2012, the Corporation amended the Secondary Facility with the lenders and included a third party. The Corporation was advanced an additional US$1,500,000 by the additional party. The Secondary Facility was restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash. In connection with the additional advance and the restructuring of the Secondary Facility, the Corporation issued one common share purchase warrant for each US$1.00 principal amount of the facility for a total of 6,001,000 warrants issued. Each warrant entitles the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from September 14, 2012. From the issuance to December 31, 2012, the Corporation has paid $357,580 in interest in respect to the Secondary Facility. The funds from the Secondary Facility were used for general working capital.

On April 1, 2013, the Corporation issued Amended Notes for an aggregate of $8.6 million. The Amended Notes replace both the Corporation's existing US$6,001,000 million gold loan and the additional US$1,600,000 promissory notes issued in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Corporation an additional US$1,000,000, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes will be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Corporation.

In connection with the restructuring, the Corporation has agreed to issue to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.20 per share for a period of two years from closing until May 7, 2015.

The Corporation subsequently amended the secured $8,601,000 promissory notes. The amended promissory notes have been restructured to be repaid commencing January 1, 2014 in twelve equal principal monthly installments completing on December 1, 2014, through the delivery of 9,557 gold ounces or equivalent cash, at the option of the lender. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. As of March 12, 2014, the Corporation is in default of making the interest and principal payments due under the Amended Notes and has received notice from the Noteholder of the default. The notes are governed by the terms of the Inter creditor Agreement that provides that the only holders of a majority of the notes may take action to recover on the notes, with the result that the subject Noteholder cannot take action to recover on the note. Pursuant to the terms of the Inter creditor Agreement, the Noteholder has also given notice of the default to the other holders of this series of notes. The Company is working with the other holders of the notes, who together represent the majority of the principal amount outstanding on the notes and a majority of the notes, to negotiate a sustainable solution to the Company’s obligations under the notes. To date, none of the other holders of the notes have indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 and then further amended to January 1, 2014 for both notes and the total commitment fee was increased to $75,000 USD. On July 8, 2013, the Corporation amended the maturity date of the US$660,000 loan from July 8, 2013 to January 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term promissory notes however the respective note holders have not indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On April 10, 2013, the Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% per annum after default. The loan had a repayment date of April 30, 2013. In connection with the loan, the Corporation issued an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. As of December 31, 2013, the principal remains outstanding and continues to bear an interest at 40% per annum.

During the year, the Corporation received unsecured loans of US$4,115,000 and CDN$674,000 from various lenders that are non-interest bearing and due on demand. Commitment fees totaling US$82,600 and CDN$13,480, respectively, are due concurrently with the repayment of the principal amounts. The Corporation also received unsecured loans of US$850,000 that bear an interest rate of 12% which is payable on maturity.

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term loan however the respective lender has not indicated that they will seek any enforcement action in respect of the note. There is no guarantee that a deferral for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On February 14, 2012 the Corporation closed a US$6,000,000 gold pre-payment Facility with Resource Income Fund L.P., pursuant to which the Corporation sold 3,936 ounces of gold for delivery in 2012. The Facility was repaid through the delivery of 123 ounces per week commencing May 7, 2012 and ending on December 10, 2012. In connection with the Facility the Corporation granted call options on 4,000 ounces of gold, expiring April 15, 2013, at a price of US$2,025 per ounce, and paid a Facility fee of 3% on closing. As of December 31, 2012, the Facility has been fully repaid.

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning March 23, 2013 with final payment due on May 23, 2013. As of December 31, 2012. On April 1, 2013, the loan was rolled into the $8,601,000 USD gold forward loan.

During 2012, the Corporation closed a private placement of units. A total of 25,000,000 units were sold, at a price of $0.20 per unit, for gross proceeds of $5,000,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase a further common share at a price of $0.30 per common share at any time until September 14, 2013. The warrants were not listed for trading. In connection with the offering, the Corporation paid finder’s fees in the amount of $323,050. Share issue costs related to this financing totaled $346,942.

The funds from the offering were allocated to general working capital.

During 2011 the Corporation completed two public offerings by way of short form prospectus.

On January 21, 2011, the Corporation closed a marketed public offering of units including those issued pursuant to the over-allotment option, which was exercised in full by the Agent. A total of 50 million units were sold, at a price of $0.35 per unit, for gross proceeds of $17.5 million. Each unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The warrants were not listed for trading. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. Share issue costs related to this financing totaled $1,794,787 including the fair value of Agent warrants estimated as $314,375 using the Black-Scholes pricing model.

On September 29, 2011, the Corporation closed a bought financing deal of 11,500,000 common shares issued at $0.53 per share for gross proceeds of $6,095,000. The Corporation paid a cash commission equal to 6% of the gross proceeds of the Offering and issued agent warrants to purchase that number of common shares of the Corporation equal to 6% of the Offering at a price of $0.61 per share, exercisable until March 29, 2013. An over-allotment option was exercised in full resulting in the issuance of an additional 1,725,000 shares at a price of $0.53 per share on October 27, 2011 for gross proceeds of $914,250. Share issue costs related to this financing totaled $820,085 including fair value of Agent warrants estimated as $67,412 using Black-Scholes pricing model.

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

E.	Off-Balance Sheet Arrangements

The Corporation does not utilize off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2013:

	Payments due by period

		Less than 1	2-3		More than
	Total	year	years	4-5 years	5 years

Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	552,000	92,000	184,000	184,000	92,000
Office Lease	46,713	46,713	-	-	-
Promissory note facility - $8,601,000 USD	9,461,458	9,461,458	-	-	-
Short term loan - principal payment	8,220,534	8,220,534	-	-	-
Convertible debenture	788,529	-	788,529
Reclamation and site restoration	1,694,757	-	-	-	1,694,757
Accounts payable and accrued liabilities	6,028,906	6,028,906	-	-	-
Total	26,792,897	23,849,611	972,529	184,000	1,786,757

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

The Corporation has entered into an Employment Agreement with Brian Kirwin. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Kirwin an amount equal to three years’ salary and benefits totalling approximately US$825,000.

The Corporation has entered into an Employment Agreement with Harpreet Dhaliwal, Corporate Controller. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Ms. Dhaliwal an amount equal to eighteen months’ salary and benefits totalling approximately $225,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is information as at December 31, 2013:

Directors and Officers

James Bagwell, Director

Mr. Bagwell, Tampa, Florida, age 67, holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp. Mr. Bagwell is a member of the Corporation's Audit Committee. Mr. Bagwell has not entered into a non-competition agreement with the Corporation.

Brian P. Kirwin, President and Chief Executive Officer (“CEO”), Director

Mr. Kirwin, Reno, Nevada, age 52, holds a M.Sc. in Mineral Exploration and has been the President and Chief Executive Officer of Bonanza since December 2000; President of the Corporation June 2000 - December 2000; Vice President, Exploration of Vengold Inc. May 1996 to June 2000. From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996. Mr. Kirwin has not entered into a non-competition agreement with the Corporation.

Jamie Newall, Director

Mr. Newall, London, England, age 40, is Investments Director of Intrepid Financial, regarded as one of the leading incubators of natural resource companies. Mr Newall currently sits on the board of Suparna and EShippers Management Ltd (TSXV: EPX) and previously on the board of Skana Capital Corp (until its recent merger with MENA Hydrocarbons TSXV:MNH). From 2007 to 2009 he was a founding director of GPN Capital a FSA authorised fund advisor specialising in junior resource companies. Before 2007 he was board director of BPL Global. Mr Newall is a graduate of Cambridge University and holds a Masters Degree in Law. Mr. Newall has not entered into a non-competition agreement with the Corporation.

Wayne Tisdale, Director

Mr. Tisdale, Malta, age 64, has been a Director of American Bonanza Gold Corp. since December 2012. He has been a Director, Chief Executive Officer and President of Declan Resources Inc. since June 2012 and a Director of Suparna since October 2012. Mr Tisdale has 35 years of experience in investing, financing and consulting to private and public companies in the areas of mining, oil and gas and agriculture. He runs his own merchant banking company and sits on the board of directors of a number of private and public companies. Mr. Tisdale has not entered into a non-competition agreement with the Corporation.

Joe Chan, Vice President and Chief Financial Officer

Mr. Joe Chan, Vancouver, age 65, is a Certified Management Accountant, and has been Chief Financial Officer of the Corporation since January 2009 and prior was Vice President, Controller of the Corporation since January 31, 2006; Controller of Old Bonanza since March 2005; Controller for Taurus from January, 2004; Project Accountant for Compania Minera Antamina SA, Peru from 1998 to 2002. Mr. Chan has not entered into a non-competition agreement with the Corporation.

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

As of March 12, 2014, the following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Corporation	Business/Area	Position	Period
Brian Kirwin	Mesa Exploration Corp.	Uranium/Utah	Director	Dec 2005 to Present
James F. Bagwell	ABBA Corp. Kingdom Resources, Inc.	Consulting Consulting	Partner President	May 2006 to Present 2010 to Present
Jamie Newall	Suparna Gold Corp. Declan Resources Inc Opal Energy EShippers Management Ltd	Gold/Suriname Resource Exploration/Canada Resource Exploration/Canada Shell/Canada	Director Director Director Director	Feb 2008 to Present April 2013 to Present Nov 2011 to Present Feb 2008 to Present
Wayne Tisdale	Declan Resources Inc. Declan Resources Inc. Suparna Gold Corp.	Resource Exploration/Sierra Leone Resource Exploration/Sierra Leone Resource Exploration/Suriname	Director President & CEO Director	Feb 2012 to Present June 2012 to Present June 2012 to Present
Joe Chan	Mesa Exploration Corp.	Uranium/Utah	Officer	May 2009 to January 2014

Brian Kirwin devotes approximately 100% of his time to the affairs of the Corporation.

Other Information

None of the Corporation’s officers or directors have a family relationship with each other. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which the Corporation’s directors or senior management were selected.

B.	Compensation

The following tables set forth the annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three years ended December 31, 2011, 2012 and 2013, in respect of each of the individuals who were, as of December 31, 2013 , members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation (US$)			Long-Term Compensation
				Other	Securities
				Annual	Under	Restricted	All other
Name and Principal		Salary	Bonus	Compen-	Options/SARs	Shares	Compen-
Position	Year	($)	($)	sation	Granted (#)(1)	($)	sation
Brian P. Kirwin	2013	275,000	Nil	Nil	Nil	Nil	Nil
President, CEO	2012	275,037	Nil	Nil	Nil	Nil	Nil
	2011	253,744	100,000	Nil	Nil	Nil	Nil
Joe Chan	2013	121,347	Nil	Nil	Nil	Nil	Nil
CFO	2012	150,000	Nil	Nil	Nil	Nil	Nil
	2011	143,750	Nil	Nil	Nil	Nil	Nil

(1)	The Corporation does not have a long-term incentive plan other than a stock option plan, and the Corporation has not granted, and does not intend to grant, stock appreciation rights.

Compensation of Directors

On March 29, 2011 Directors compensation was increased from $15,000 per year to $24,000 per year. Director’s fees of $75,195 for the year ended December 31, 2013 have been accrued but not paid as of March 12, 2014. Except as disclosed herein, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with the Corporation’s stock option plan and the policies of the TSX.

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

As at December 31, 2013, the Corporation has granted rights to purchase or acquire an aggregate of 4,830,852 common shares pursuant to stock options and other outstanding rights to purchase securities, including the options listed below. The closing market price of the common shares on December 31, 2013 as traded on the TSX was $0.015.

The share options held by the directors and Named Executive Officers of the Corporation as at December 31, 2013 are as follows:

	No. of				Market
	Common				Value on
	Shares Subject	Date of	Exercise	Expiry	Date of
Name of Optionees	to Option	Grant	Price	Date	Grant
	(#)		$
Brian P. Kirwin	2,007,296	March 2, 2011	$0.39	March 2, 2016	$0.39
James F. Bagwell	400,000	March 2, 2011	$0.39	March 2, 2016	$0.39
	800,000	September 1, 2011	$0.53	September 1, 2016	$0.53
Jamie Newall	100,000	June 23, 2011	$0.365	June 23, 2016	$0.365
Wayne Tisdale	Nil	Nil	Nil	Nil	Nil
Joe Chan	100,000	March 2, 2011	$0.39	March 2, 2016	$0.39

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

The Corporation has entered into an Employment Agreement with Harpreet Dhaliwal, Corporate Controller. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Ms. Dhaliwal an amount equal to eighteen months’ salary and benefits totalling approximately $225,000.

C.	Board Practices

The directors of the Corporation are elected annually by shareholders at each annual general meeting of the Corporation. Members of the Corporation’s management are appointed by the Corporation’s board and serve until they resign or are replaced by the board.

The Audit Committee of the board functions pursuant to a charter adopted by the board. The function of the Audit Committee generally is to oversee the audit of the Corporation’s financial statements performed by the Corporation’s independent auditors and to recommend the selection of independent auditors. The Audit Committee also assists the board of directors of the Corporation in carrying out its responsibilities relating to the Corporation’s financial, accounting and reporting processes, the Corporation’s system of internal accounting and financial controls, the Corporation’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Corporation and related parties. The members of the Audit Committee are Wayne Tisdale, James Bagwell and Jamie Newall. The Audit Committee meets at least once per quarter.

The board has also established a Compensation Committee, which functions pursuant to a charter adopted by the board. The function of the Compensation Committee generally is to assist the board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Corporation’s base compensation structure and equity-based compensation programs, recommending compensation of the Corporation’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives. The members of the Compensation Committee are James Bagwell, Wayne Tisdale and Jamie Newall.

D.	Employees.

As of March 12, 2014, the Corporation had 13 employees of whom two are senior executive officers as follows:

Brian Kirwin, President and Chief Executive Officer
Joe Chan, Chief Financial Officer

All other professional staff are retained under consulting contracts.

There are no contracts of collective agreements between the Corporation and any labour union or similar organization.

E.	Share Ownership

The following table sets forth security ownership of each of the directors and Named Executive Officers in the Corporation as at March 12, 2014:

Name, Municipality of Residence and Position with Corporation	Number of Common Shares Beneficially Owned or Controlled (1)(2)(3)	Percentage of Issued Share Capital
Brian Kirwin Reno, Nevada President, CEO & Director	Common Shares: 5,851,823 Options: 2,007,296 Warrants: nil	2.5%
James Bagwell South Carolina, USA Director	Common Shares: 900,000 Options: 1,200,000 Warrants: nil	0%
Wayne Tisdale Portomasa, Malta Director	Common Shares: 16,971,785 Options: Nil Warrants: 3,600,800	7.2%
Jamie Newall London, England Director	Common Shares: nil Options: 100,000 Warrants: nil	0%
Joe Chan Vancouver, B.C. CFO	Common Shares: 537,450 Options: 100,000 Warrants: Nil	0%

(1)	Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 12, 2014, based upon information furnished by the respective shareholders.
(2)

Stock options entitle the holder to purchase common shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details relating to stock options held by directors and Named Executive Officers of the Corporation are set out under “Stock Options” in Item 6.B. above.

(3)	2,508,192 Stock Options were exercised in 2013 by Brian Kirwin.

Aggregate Option Exercises in Last Financial Year and Option Values

Details of stock options held by the directors and Named Executive Officers of the Corporation and the value of such options as at the end of the most recently completed financial year are set forth in the following table:

Value of
Unexercised
	Securities	Aggregate		in-the-Money
	Acquired	Value		Options at
Name	on Exercise	Realized	Unexercised Options at FY-End	FY-End
	(#)	($)	(#)	($)(1)
Brian P. Kirwin	600,000	63,000(2)	Nil Common Shares at $0.07 per share	Nil
expiring August 6, 2013
	830,000	95,450(2)	Nil Common Shares at $0.06 per share	Nil
expiring January 26, 2014
	200,000	18,000(2)	Nil Common Shares at $0.085 per share	Nil
expiring March 18, 2014
	878,192	Nil(2),(3)	2,007,296 Common Shares at $0.39 per	Nil
share expiring March 2, 2016
James Bagwell	Nil	Nil	400,000 Common Shares at $0.39 per	Nil
share expiring March 2, 2016
			800,000 Common Shares at $0.53 per	Nil
share expiring September 1, 2016
Jamie Newall	Nil	Nil	100,000 Common Shares at $0.365 per	Nil
share expiring June 23, 2016
Joe Chan	Nil	Nil	100,000 Common Shares at $0.39 per	Nil
share expiring March 2, 2016

(1)

Based on the closing price on December 31, 2013 of $0.015 per share. The value is the product of the number of common shares optioned multiplied by the difference between the closing market price on December 31, 2013 and the exercise price.

(2)	These stock options were exercised on January 30, 2013 (600,000 @ $0.07; 830,000 @ $0.06; 200,000 @ $0.085; 746,667 @ $0.39). The closing price of the shares on January 30, 2013 was $0.175 per share.
(3)	These stock options were exercised on March 13, 2013 (131,525 @ $0.39). The closing price of the shares on March 13, 2013 was $0.12 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the ownership of the Corporation’s shares by those parties which, to the knowledge of management, owned five percent (5%) or more of the outstanding common shares of the Corporation as at March 12, 2014:

Name and Municipality of Residence	Number of Common Shares owned or controlled	Percentage of Issued Share Capital
Sprott Asset Management LP	25,099,612	10.7%
Wayne Tisdale	16,971,785	7.2%

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

As at March 12, 2014, the Corporation had 233 registered shareholders in the United States, holding a total of 27,682,634 common shares representing 11.8% of the total issued and outstanding shares of the Corporation.

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

A short term unsecured demand loan of $380,000 USD was advanced by the President and CEO of the Corporation. The loan bears no interest and has a commitment fee of $7,600.

Short term unsecured demand loans of $3,685,000 USD were advanced by a Company controlled by a director of the Corporation, of which, $2,835,000 USD bear no interest and have a combined commitment fee of $57,000 and $850,000 bear an interest rate of 12% per annum

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term loan however the respective lender has not indicated that they will seek any enforcement action in respect of the note. There is no guarantee that a deferral for paying the loan will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default. Subsequent to December 31, 2013, the loan was assigned to the CFO of the Corporation.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Form 20-F includes the following comparative financial statements covering the last three financial years of the Corporation which are set forth in Item 18:

  Report of Independent Registered Public Accounting Firm;

  Consolidated Statement of Financial Position as at December 31, 2013 and December 31, 2012;

  Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2013, 2012 and 2011;

  Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011;

  Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011; and

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

Fiscal Year Ending	High	Low
December 31, 2013	0.20	0.02
December 31, 2012	0.58	0.14
December 31, 2011	0.64	0.32
December 31, 2010	0.425	0.135
December 31, 2009	0.18	0.05

The following table sets forth the high and low prices for each full financial quarter, in Canadian dollars, in the last two fiscal years of the Corporation on the TSX:

Fiscal 2013	High	Low
First Quarter	0.20	0.11
Second Quarter	0.11	0.04
Third Quarter	0.06	0.04
Fourth Quarter	0.05	0.02

Fiscal 2012	High	Low
First Quarter	0.58	0.395
Second Quarter	0.415	0.25
Third Quarter	0.315	0.21
Fourth Quarter	0.21	0.14

The following table sets forth the high and low prices, in Canadian dollars, of the common shares of the Corporation on the TSX for the last six months:

	High	Low
February, 2014	0.03	0.02
January, 2014	0.03	0.02
December, 2013	0.03	0.02
November, 2013	0.03	0.02
October, 2013	0.05	0.02
September, 2013	0.06	0.04

The common shares of the Corporation also trade on the over-the-counter market in the United States (previously and currently on the OTCQB and from May 27, 2011 to January 13, 2014 on the OTCQX). The following table sets forth the annual high and low closing prices, in U.S. dollars, for the shares of the Corporation on the OTCQB or the OTCQX, as applicable, for the last five full financial years:

Fiscal Year Ending	High	Low
December 31, 2013	0.48	0.01
December 31, 2012	0.57	0.14
December 31, 2011	0.645	0.33
December 31, 2010	0.35	0.15
December 31, 2009	0.18	0.03

The following table sets forth the high and low prices for each full financial quarter in the last two fiscal years, in U.S. dollars, for the shares of the Corporation on the OTCQB or the OTCQX, as applicable:

Fiscal 2013	High	Low
First Quarter	0.20	0.10
Second Quarter	0.10	0.04
Third Quarter	0.48	0.04
Fourth Quarter	0.05	0.01

Fiscal 2012	High	Low
First Quarter	0.57	0.397
Second Quarter	0.425	0.25
Third Quarter	0.31	0.219
Fourth Quarter	0.22	0.14

The following table sets forth the high and low prices, in U.S. dollars, of the common shares of the Corporation on the OTCQB or the OTCQX , as applicable for the last six months:

	High	Low
February, 2014	0.03	0.02
January, 2014	0.03	0.01
December, 2013	0.03	0.01
November, 2013	0.03	0.01
October, 2013	0.05	0.02
September, 2013	0.48	0.04

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Corporation’s common shares were listed and posted for trading on the TSX effective March 31, 2005, prior to which the shares of Old Bonanza were listed and posted for trading on the TSX Venture Exchange. Such shares are also listed for trading on the over-the-counter market in the United States (previously and currently on the OTCQB and from May 27, 2011 to January 13, 2014 on the OTCQX).

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

On April 1, 2013, the Corporation issued Amended Notes for an aggregate of $8.6 million. The Amended Notes replaced both the Corporation's existing US$6,001,000 million gold loan and the additional US$1,600,000 promissory notes issued in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Corporation an additional US$1,000,000, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes was to be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Corporation.

In connection with the restructuring, the Corporation issued to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.20 per share for a period of two years from closing until May 7, 2015.

The Corporation subsequently amended and restated the secured $8,601,000 promissory notes. The amended promissory notes have been restructured to be repaid commencing January 1, 2014 in twelve equal principal monthly installments completing on December 1, 2014, through the delivery of 9,557 gold ounces or equivalent cash, at the option of the lender. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. As of March 12, 2014, the Corporation is in default of making the interest and principal payments due under the Amended Notes and has received notice from the Noteholder of the default. The notes are governed by the terms of the Inter creditor Agreement that provides that the only holders of a majority of the notes may take action to recover on the notes, with the result that the subject Noteholder cannot take action to recover on the note. Pursuant to the terms of the Inter creditor Agreement, the Noteholder has also given notice of the default to the other holders of this series of notes. The Company is working with the other holders of the notes, who together represent the majority of the principal amount outstanding on the notes and a majority of the notes, to negotiate a sustainable solution to the Company’s obligations under the notes. To date, none of the other holders of the notes have indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target at the Corporation's Copperstone gold mine. Subsequent to December 31, 2013, the agreement was amended to delay the earn in requirements.

In addition, the Corporation completed a private placement financing with Suparna of a secured convertible debenture (the "Debenture") for proceeds of $1,000,000. The Debenture is convertible into units (each, a "Unit") comprised of one common share in the capital of the Corporation and one-half of one common share purchase warrant. The Debenture is convertible into Units at a price of $0.06, and each whole warrant underlying the Units is exercisable to acquire an additional common share of the Corporation at a price of $0.10 per share. The warrants issued in connection therewith are exercisable for a period of 12 months from the date of issuance. The Debenture will bear interest at a rate of 12% per annum, calculated and payable monthly in cash, and will mature two years after its date of issue. The Corporation used the net proceeds of the Offering to fund the continued ramp up of production at the Corporation's Copperstone mine and for general corporate purposes. The Corporation subsequently amended the terms of the convertible debenture. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. An additional $10,000 fee will be payable on January 2, 2014 for amending the terms. As of March 12, 2014, the Corporation is in default of making the interest payments due under the Debenture however Suparna has not indicated that they will seek any enforcement action in respect of the debenture. There is no guarantee that a deferral will be provided, or that the Company will be able to find means of rectifying the default.

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term loan however the respective lender has not indicated that they will seek any enforcement action in respect of the note. There is no guarantee that a deferral for paying the loan will be provided, that the lender will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 and then further amended to January 1, 2014 for both notes and the total commitment fee was increased to $75,000 USD. On July 8, 2013, the Corporation amended the maturity date of the US$660,000 loan from July 8, 2013 to January 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term promissory notes however the respective note holders have not indicated that they will seek any enforcement action in respect of the notes. There is no guarantee for paying the notes will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default.

On April 10, 2013, the Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% per annum after default. The loan had a repayment date of April 30, 2013. In connection with the loan, the Corporation issued an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. As of March 12, 2014, the principal remains outstanding and continues to bear an interest at 40% per annum.

During the year, the Corporation received unsecured loans of US$4,115,000 and CDN$674,000 from various lenders that are non-interest bearing and due on demand. Commitment fees totaling US$82,600 and CDN$13,480, respectively, are due concurrently with the repayment of the principal amounts. The Corporation also received unsecured loans of US$850,000 that bear an interest rate of 12% which is payable on maturity.

On January 23, 2014, the Corporation entered into the Letter Agreement with Kerr Mines to merge their respective businesses pursuant to the Transaction.

Pursuant to the terms of the Letter Agreement, Bonanza and Kerr Mines have agreed to enter into a definitive agreement for the Transaction. Under the terms of the Transaction, each Bonanza Shareholder (other than an Bonanza shareholder that exercises dissent rights) will be entitled to receive 0.53 of a Kerr Mines Share for approximately every one (1) common share of a Bonanza Share held by such shareholder, subject to adjustment. Currently, Kerr Mines has approximately 392 million Kerr Mines Shares outstanding and American Bonanza has approximately 234 million Bonanza Shares outstanding. In addition, each holder of the outstanding Bonanza Options will receive such number of replacement options or warrants of Kerr Mines based upon the Exchange Ratio.

Further, pursuant to the terms of the Letter Agreement, Kerr Mines has advanced $1,000,000 at an annual interest rate equal to the prime rate plus 1%, to Bonanza to satisfy certain amounts and payables outstanding of Bonanza. The Loan and a break fee of $500,000 are payable by Bonanza in the event of termination of the Transaction in certain circumstances.

In connection with the Transaction, Bonanza may settle certain outstanding unsecured indebtedness through the issue of American Bonanza Shares. The terms of the settlements have not yet been determined, but are expected to result in the issue of approximately 337 million American Bonanza Shares prior to completion of Transaction. Bonanza Shares issued to settle this indebtedness will be exchanged for Kerr Mines Shares based upon the Exchange Ratio.

Upon completion of the Transaction, the Kerr Mines board will be reconstituted to consist of five nominees of the Kerr Mines shareholders and two nominees of the Bonanza shareholders. Such directors will hold office until the next annual meeting of shareholders of Kerr Mines, or until their successors are elected or appointed.

Completion of the Transaction will be subject to certain standard conditions including, without limitation: (a) execution of a definitive agreement; (b) satisfactory due diligence; (c) receipt of all necessary consents, waivers, permits, exemptions, orders and approvals, including the approval of each of the TSX, as applicable; (d) receipt of a fairness opinion concerning the Transaction by Bonanza; and (e) receipt of shareholder approval of the Transaction by the Bonanza and if required, Kerr Mines shareholders.

On February 27, 2014, the Corporation entered into an unsecured demand promissory note at prime plus 1% for $2,500,000 of which $1,000,000 was drawn on January 23, 2014. An additional $92,833 was drawn on February 28, 2014.

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

The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Corporation’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Corporation does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Corporation’s relatively small capitalization.

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

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares, if shorter).

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

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such holder's U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

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

All material contracts may be inspected on SEDAR at www.sedar.com and at the Corporation’s corporate head office at 1620 West 8th Ave, Vancouver, British Columbia, during normal business hours.

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

The Corporation closely monitors its financial assets and does not have any significant concentration of credit risk. The Corporation sells its products to organizations with strong credit ratings and there have been no customer defaults during December 31, 2013.

Interest Rate Risk and Equity Price Risk

We are primarily equity and debt financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future. We have also raised financing through forward gold loans and short term loans which have fixed interest rates.

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

The Corporation is in default under the current terms of it’s gold loans, promissory notes and convertible debentures as disclosed in Item 10 C – Material Contracts.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in rule 13a-15(e) or Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2013, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, pursuant to Rule 13a-15(b) or Rule 15d-15(b) promulgated under the Exchange Act. As a result of this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2013, using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Based on its evaluation, management has concluded that DCP and ICFR were effective as at December 31, 2013, and provided a reasonable assurance of the reliability of the Corporation’s financial reporting and preparation of the consolidated financial statements. On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which is not expected to have a material impact on the Company’s DCP and ICFR.

The Corporation continually reviews and enhances its system of controls and procedures. However, because of the inherent limitation in all control systems, management acknowledges that ICFR and DCP will not prevent or detect all misstatements due to error or fraud. Further, the effectiveness of ICFR and DCP is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

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

The Corporation’s Board of Directors has determined that both Mr. Jamie Newall and Mr. Wayne Tisdale fulfill the role of a Financial Expert on the Corporation’s audit committee. Both Messrs Newall and Tisdale are “independent” as the term is defined under the applicable rules of the New York Stock Exchange Market and have extensive experience and knowledge in areas of corporate finance, securities matters, project finance and mergers & acquisitions. The other members of the audit committee have significant financial experience within the mining industry and would be considered financially literate although they would not meet the definition of financial expert.

The independent members of the audit committee are Wayne Tisdale, James Bagwell and Jamie Newall. All members are considered to be financially literate and independent.

Relevant Education and Experience

Mr. Tisdale is a Director, Chief Executive Officer and President of Declan Resources Inc. since June 2012 and a Director of Suparna since October 2012. Mr Tisdale has 35 years of experience in investing, financing and consulting to private and public companies in the areas of mining, oil and gas and agriculture. He runs his own merchant banking company and sits on the board of directors of a number of private and public companies.

Mr. Jamie Newall is Director of Investment for the UK and European pipeline of Intrepid Financial’s investments. Mr. Newall currently sits on the board of Suparna, Opal Energy and EShippers Management Ltd. Prior to Intrepid he was a board director of BPL Global the leading broker in trade credit and political risk with particular focus on commodities and emerging markets. Jamie is a graduate of Cambridge University and holds a Masters Degree in Law.

Mr. Bagwell was a director of Taurus since 1996. He is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp. Mr. Bagwell holds a B.Sc. degree in Economics and Business Administration, and was a director of Taurus since 1996

As a result of their respective business experience or education, each member of the audit committee (i) has an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities, and (iv) has an understanding of internal controls and procedures for financial reporting.

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

The Corporation’s Code of Ethics provides that officers and employees are prohibited from taking advantage of an opportunity that is discovered through the use of any corporate property, information or contacts or position with the Corporation, and must bring such opportunities to the attention of the Corporation. Officers and employees are also required to bring all potential conflicts of interest to the attention of the Corporation. Directors are not subject to the Code with respect to these two matters but are governed by similar provisions in the British Columbia Business Corporations Act. See Item 10.B “Notice of Articles and Articles of Incorporation. Powers and Functions of Directors.” The Code of Ethics was previously filed as an exhibit to the 2005 Annual Report. The Corporation will provide a copy of the Code of Ethics without charge to any person, upon written request to the Secretary of the Corporation at its address at 302 – 1620 Granville Street, Vancouver, British Columbia, Canada V6J 1V4.

ITEM 16C.	Principal Accountant Fees and Services

	Year ending	Year ending
In Canadian Dollars	December 31, 2013	December 31, 2012
Audit fees	112,000	155,305
Audit-related fees	21,000	Nil
Tax fees – Canadian	5,750	Nil
Tax fees – US	8,371	12,402
All other fees	Nil	Nil
Total fees billed	147,121	167,707

Audit Fees

Audit fees were for professional services for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

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

Resignation KPMG LLP

KPMG LLP (“KPMG”) were previously engaged as the principal accountant to audit the Corporation.

The Corporation requested and KPMG agreed to submit its resignation as the Corporation’s principal accountant effective September 1, 2013. The Audit Committee and the Board of Directors of the Corporation considered and approved the decision to change accountants.

The report of KPMG, the Corporation’s principal accountant appointed by the Board of Directors, on the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 did not contain an adverse opinion, a disclaimer of opinion, a modification or qualification except as follows:

KPMG LLP’s report on the consolidated financial statements of the Corporation as of and for the years ended December 31, 2012 and 2011 contained a separate paragraph stating that “the Entity continues to incur losses and currently requires additional financing to carry-out its near-term operating plans and to meet its obligations as it transitions from the commissioning stage to commercial production at its Copperstone project. These conditions along with other matters as set forth in note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that cast significant doubt about the Entity’s ability to continue as a going concern.”

During the Corporation’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

Except as noted below, none of the following events occurred within the Corporation’s two most recent fiscal years and any subsequent interim period preceding KPMG’s resignation:

(A) KPMG advised the Corporation that the internal controls necessary for the Corporation to develop reliable financial statements did not exist, except that KPMG LLP advised the Corporation for the year ended December 31, 2011 of the following material weakness: The Corporation has limited finance staff with financial reporting expertise to address and review more complex accounting matters;

(B) KPMG advised the Corporation that information came to KPMG’s attention that has led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the consolidated financial statements prepared by management;

(C) KPMG advised the Corporation of the need to expand significantly the scope of its audit, or that information came to KPMG’s attention during the Corporation’s two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying consolidated financial statements, or the consolidated financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent consolidated financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those consolidated financial statements); or (ii) cause it to be unwilling to rely on management’s representations or be associated with the Corporation’s consolidated financial statements; and due to KPMG’s resignation (due to audit scope limitations or otherwise), or for any other reason, KPMG did not so expand the scope of its audit or conduct such further investigation; or

(D) KPMG advised the Corporation that information came to KPMG’s attention that it had concluded materially impacts the fairness or reliability of either:

(i) a previously issued audit report or the underlying consolidated financial statements, or (ii) the consolidated financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent consolidated financial statements covered by an audit report (including information that, unless resolved to KPMG’s satisfaction, would prevent it from rendering an unqualified audit report on those consolidated financial statements); and due to KPMG’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to KPMG’s satisfaction prior to its resignation.

Appointment of Smythe Ratcliffe Chartered Accountants LLP

The Corporation engaged Smythe Ratcliffe Chartered Accountants LLP (“Smythe Ratcliffe”) as its principal accountant to audit its consolidated financial statements effective September 1, 2013. During the Corporation’s two most recent fiscal years and any subsequent interim period prior to engaging Smythe Ratcliffe, the Corporation did not consult Smythe Ratcliffe regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s consolidated financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16F Disclosure Provided to Former Accountants

The Corporation has provided KPMG with a copy of its disclosures under Item 16F of this transition report on Form 20-F. The Corporation has requested that KPMG provide the Corporation with a letter addressed to the Commission stating whether it agrees with the statements made by the Corporation in response to this Item 16F(a) and if not, stating the respects in which it does not agree. The Corporation has filed a letter from KPMG as Exhibits 4.62 to this transition report on Form 20-F.

ITEM 16G.	Corporate Governance

Not Applicable.

ITEM 16H.	Mine Safety Disclosure

Bonanza operates the Copperstone Gold Mine in Arizona. For the year ended December 31, 2013, the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item is included in Exhibit 16.1 to this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements of American Bonanza Gold Corp. are attached and incorporated herein:

Description of Financial Statements

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at December 31, 2013 and December 31, 2012

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2013, 2012 and 2011

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011

AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF AMERICAN BONANZA GOLD CORP.

We have audited the accompanying consolidated financial statements of American Bonanza Gold Corp., which comprise the consolidated statement of financial position as at December 31, 2013, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of American Bonanza Gold Corp. as at December 31, 2013, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter
The accompanying consolidated financial statements have been prepared assuming that American Bonanza Gold Corp. will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Corporation has suffered recurring losses from operations and has no current source of revenue. These conditions, along with other matters as set forth in note 1, indicate substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter
The consolidated financial statements of American Bonanza Gold Corp. as at December 31, 2012 and for the years ended December 31, 2012 and 2011 were audited by another auditor who expressed an unmodified opinion on those statements on March 27, 2013.

Chartered Accountants

Vancouver, Canada
March 12, 2014

AMERICAN BONANZA GOLD CORP. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (In Canadian Dollars) As at December 31, 2013 and 2012	2013	2012
	$	$
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	21,885	1,384,014
Restricted cash (note 3)	867,898	-
Trade and other receivable (note 4)	37,357	581,802
Prepaid expenses	172,852	126,974
Inventory (note 5)	198,560	1,689,192
Investments and derivative assets (note 6)	3,825	8,581
	1,302,377	3,790,563

NON-CURRENT ASSETS:
Mineral properties, plant and equipment (note 7)	68,989,240	70,291,285
Reclamation bond (note 3)	21,458	20,074
	69,010,698	70,311,359

TOTAL ASSETS	70,313,075	74,101,922

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	6,028,906	4,933,564
Derivative and gold loan instruments (note 8)	9,461,458	6,168,473
Short term loan (note 10)	8,220,534	1,884,530
	23,710,898	12,986,567

NON-CURRENT LIABILITIES:
Convertible debenture (note 9)	788,529	-
Reclamation and site restoration (note 11)	1,694,757	1,530,978
	26,194,184	14,517,545

SHAREHOLDERS’ EQUITY
Share capital (note 12)	93,094,224	92,361,058
Equity portion of convertible debenture (note 9)	223,484	-
Other equity reserve	9,293,089	9,535,594
Accumulated other comprehensive (loss) income	3,728,732	(1,247,948)
Deficit	(62,220,638)	(41,064,327)
	44,118,891	59,584,377

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	70,313,075	74,101,922

APPROVED ON MARCH 12, 2014 ON BEHALF OF THE BOARD:

Signed: Brian Kirwin
Director

Signed: Jamie Newall
Director

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (In Canadian Dollars) For the years ended December 31, 2013, 2012 and 2011	2013	2012	2011
	$	$	$

EXPENSES (INCOME):
Mineral properties write down (note 7)	18,050,000	-	-
Finance costs (note 8)	953,528	1,438,634	(55,160)
Management fees, consulting and salaries	809,168	612,325	1,016,187
Investor relations	352,051	335,510	347,723
Exploration	201,523	306,570	272,275
Business development	174,044	193,780	167,681
Legal and accounting	156,579	188,812	197,666
Office and administration	143,429	141,629	75,924
Foreign exchange loss / (gain)	247,001	36,620	(38,054)
Other expense / (income)	61,197	100,338	(33,174)
Insurance	25,873	43,233	48,946
Loss on investments and derivative asset (note 6)	4,756	308,324	274,510
Amortization	2,584	2,440	4,560
Gain on mineral property and equipment disposal (note 7)	(25,422)	(514,838)	-
Share-based payments (note 12)	-	-	3,113,349

LOSS FOR THE YEAR	(21,156,311)	(3,193,377)	(5,392,433)

OTHER COMPREHENSIVE INCOME / (LOSS):
Items that may be reclassified subsequently to profit or loss
Unrealized loss on available-for-sale marketable securities, net of tax (note 6)	-	(209,552)	(904,510)
Reclassification of loss on marketable securities realized in the year	-	209,552	274,510
Currency translation adjustments	4,976,680	(1,261,321)	1,549,461

TOTAL OTHER COMPREHENSIVE (LOSS) / INCOME	4,976,680	(1,261,321)	919,461

COMPREHENSIVE LOSS FOR THE YEAR	(16,179,631)	(4,454,698)	(4,472,972)

LOSS PER COMMON SHARE
Basic and diluted	(0.09)	(0.02)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES	234,181,696	209,601,358	182,241,377

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (In Canadian Dollars) For the years ended December 31, 2013, 2012 and 2011	2013	2012	2011
	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(21,156,311)	(3,193,377)	(5,392,433)
Items not affecting cash:
Loss on investments and derivative asset (note 6)	4,756	308,324	274,510
Amortization	2,584	2,440	4,560
Accretion of reclamation and site restoration (note 8)	24,637	24,876	12,069
Interest expense	52,033	4,980	67,229
Unrealized foreign exchange loss / (gain)	247,001	36,620	(38,054)
Write-down of accounts receivable	61,225	-	-
Loss on derivative liability and gold loan instruments (note 8)	740,407	517,033	-
Gain on sale of properties (note 7)	(25,422)	(514,838)	-
Write-down of mineral properties (note 7)	18,050,000	-	-
Non-cash financing costs (note 8)	-	344,080	-
Share-based compensation	-	-	3,113,349
	(1,999,090)	(2,469,862)	(1,958,770)

Changes in non-cash operating accounts:
Inventory	1,268,408	(1,360,849)	(973,216)
Amounts receivable	503,015	(428,505)	(41,338)
Prepaid expenses	(38,428)	495,780	(598,137)
Reclamation and site restoration	-	(1,905)	-
Accounts payable and accrued liabilities	1,556,650	2,433,786	655,555
Interest received	-	(4,980)	(67,229)
	1,290,555	(1,336,535)	(2,983,135)
INVESTING ACTIVITIES
Sale of marketable securities, net of commission (note 6)	-	122,978	4,900,490
Reclamation bond	-	-	(1,677,938)
Purchase of mineral properties, plant and equipment and
capitalized production costs	(23,154,894)	(22,906,520)	(25,085,629)
Proceeds on commissioning sales	12,001,780	7,774,929	-
Payment received on mineral property sale, net of cost (note 6)	-	74,955	-
Expenditures on Copperstone royalty	(588,886)	(315,472)	-
	(11,742,000)	(15,249,130)	(21,863,077)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	451,295	6,486,016	23,526,019
Convertible debenture, net of costs (note 9)	959,980	-	-
Short term loan (note 10)	7,450,316	1,884,530	-
Promissory note (note 8)	1,004,741	12,043,562	-
Repayment of promissory note (note 8)	-	(5,867,120)	-
Surety bond (note 3)	(816,000)	1,618,468	-
	9,050,332	16,165,456	23,526,019

Effect of exchange rates on cash and cash equivalents	38,984	(18,288)	38,054

DECREASE IN CASH AND CASH EQUIVALENTS	(1,362,129)	(438,497)	(1,282,139)

CASH AND CASH EQUIVALENTS, beginning of year	1,384,014	1,822,511	3,104,650

CASH AND CASH EQUIVALENTS, end of the year	21,885	1,384,014	1,822,511

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN BONANZA GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Canadian Dollars)
For the years ended December 31, 2013, 2012 and 2011

				Equity Portion	Accumulated
	Share Capital		Other Equity	of Convertible	Other Comprehensive
	Shares	Amount	Reserve	Debenture	Income (Loss)	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2011	130,199,272	62,449,075	6,319,728	-	(906,088)	(32,478,517)	35,384,198
Private placement, net of share issue costs	63,225,000	21,894,378	-	-	-	-	21,894,378
Exercise of warrants	295,083	107,084	-	-	-	-	107,084
Exercise of options	4,830,000	592,050	-	-	-	-	592,050
Reclass option exercised	-	368,944	(368,944)	-	-	-	-
Stock-based compensation (note 12)	-	-	3,371,349	-	-	-	3,371,349
Agent warrants valuation	-	-	428,237	-	-	-	428,237
Other comprehensive income	-	-	-	-	919,461	-	919,461
Loss for the year	-	-	-	-	-	(5,392,433)	(5,392,433)
Balance, December 31, 2011	198,549,355	85,411,531	9,750,370	-	13,373	(37,870,950)	57,304,324

Private placement, net of share issue costs (note 12)	25,000,000	5,000,000	-	-	-	-	5,000,000
Exercise of warrants (note 12)	4,652,608	1,327,000	-	-	-	-	1,327,000
Reclass warrants exercised	-	159,600	(159,600)	-	-	-	-
Exercise of options (note 12)	3,685,956	505,958	-	-	-	-	505,958
Reclass option exercised	-	303,911	(303,911)	-	-	-	-
Debt financing – warrants (note 8)	-	-	248,735	-	-	-	248,735
Share issue costs (note 12)	-	(346,942)	-	-	-	-	(346,942)
Other comprehensive loss	-	-	-	-	(1,261,321)	-	(1,261,321)
Loss for the year	-	-	-	-	-	(3,193,377)	(3,193,377)
Balance, December 31, 2012	231,887,919	92,361,058	9,535,594	-	(1,247,948)	(41,064,327)	59,584,377

Exercise of options (note 12)	2,508,192	451,295	-	-	-	-	451,295
Reclass option exercised	-	281,871	(281,871)	-	-	-	-
Convertible debenture (note 9)	-	-	-	223,484	-	-	223,484
Debt financing – warrants (note 8)	-	-	39,366	-	-	-	39,366
Other comprehensive loss	-	-	-	-	4,976,680	-	4,976,680
Loss for the year	-	-	-	-	-	(21,156,311)	(21,156,311)
Balance, December 31, 2013	234,396,111	93,094,224	9,293,089	223,484	3,728,732	(62,220,638)	44,118,891

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

1.	NATURE OF OPERATIONS AND GOING CONCERN

American Bonanza Gold Corp. (the “Corporation”, the “Company”) was incorporated in British Columbia on December 10, 2004. The Corporation is domiciled in Vancouver, Canada. The Company’s head office is located at 302 – 1620 West 8th Ave, Vancouver, British Columbia V6J 1V4. The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States. The Corporation, with the exception of the Copperstone gold property (note 7) has not yet determined whether its other exploration mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties, obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

These consolidated financial statements have been prepared by management on a going-concern basis, which assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. As at December 31, 2013, the Corporation had cash and cash equivalents of $21,885 and a working capital deficiency of $23,276,419.

The ability of the Corporation to continue as a going concern is dependent on its ability to achieve profitable operations. The Corporation’s current objective is the development and operation of the Copperstone mine. The Corporation suspended operations at the Copperstone mine on October 11, 2013 and placed the mine on care and maintenance status. The Corporation has made this decision in order to cut costs while it reviews its operations with a focus on improving operational efficiencies. The Corporation is also seeking additional capital to fund performance improvements in order to meet the designed capacity of the Copperstone mine. The Corporation believes that with additional capital, upon the resumption of operations, the mine will perform at a consistent mine output rate and mill throughput rate which will help reduce overall costs as the Corporation moves forward to bring the Copperstone mine to design operating rates. Subsequent to December 31, 2013, the Corporation has entered into a letter agreement with Kerr Mines Inc. (“Kerr Mines”), a TSX-listed company, to merge their respective businesses pursuant to an amalgamation or plan of arrangement subject to regulatory and shareholder approval (note 19). This transaction is expected to provide sufficient capital to resume full long term operations at the mine and to raise sufficient capital to conduct the care and maintenance programs at the mine. A longer-term objective of the Corporation remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone.

The Corporation will require additional financing to carry out its near-term plans, and to meet its obligations under its loan agreements. Subsequent to December 31, 2013, the Corporation is in default of several loans, however the respective lenders and majority holders of the gold loans have not indicated that they will seek any enforcement action in respect of the debt. There is no guarantee that a deferral will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default (note 19). In addition, the Corporation recorded an impairment of $18,050,000 as of December 31, 2013 related to the Copperstone mine (note 6). These conditions indicate the existence of material uncertainties that cast substantial doubt about the Corporation’s ability to continue as a going concern. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of gold prepayment facilities, short term loans, private placements and convertible debentures in 2012 and 2013. The Corporation also has evidence of its ability to produce saleable gold concentrates with commissioning sales of $12,001,780 during the year ended December 31, 2013 (2012 - $7,774,929). The Corporation has also committed to offer 9,557 ounces of future gold production for principal repayments under gold loans. Future levels of sales revenues must reach levels that exceed operating costs over a sustained period in order to demonstrate profitability. These required sales levels have not yet been achieved. Kerr Mines also agreed to advance $1,000,000 to the Company to satisfy its working capital requirements until the completion of the proposed transaction. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary should the going concern assumption become inappropriate.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2013. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Corporation’s significant accounting policies are described below.

The consolidated financial statements include the accounts of the Corporation and its controlled subsidiary. Control is achieved when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The only subsidiary of the Corporation as at December 31, 2013 and 2012 is the wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada Corporation). The primary activity of the subsidiary is the development and operation of the Copperstone gold project and the exploration of other mineral properties in the United States. All inter- company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

Investments and derivative assets

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

Product inventories comprise ore concentrate, ore in stockpiles and work-in-progress. Product inventories are recorded at the lower of average cost and net realizable value. Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. The cost of stockpiled ore includes the cost of mining the ore and associated amortization and depletion. Costs based on the average cost per tonne stockpiled are removed from stockpiled ore and added to work in process inventory when crushed.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties

(1) Exploration and evaluation assets

Exploration and evaluation expenditures incurred in respect of a property before the acquisition of a mineral interest are expensed as incurred to general mineral exploration expense. Once a license to explore an area has been secured, expenditures on exploration and evaluation expenditures are capitalized to exploration and evaluation assets and classified as a non-current asset. Costs related to mineral activities, which include acquisition, exploration, and evaluation of mining properties, are capitalized on a property-by-property basis until such time as the property is placed in production, is sold or abandoned, or determined to be impaired.

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

(ii) Mineral Property Costs

Mine development costs, including reclassified acquisition and exploration and evaluation assets are recorded at cost less accumulated amortization and accumulated impairment losses. Costs associated with commissioning new assets, net of incidental revenues, are capitalized as mineral property costs until commercial production is rendered. The Corporation has determined that the Copperstone project will be considered to have reached commercial production once the asset is capable of operating in the manner intended by management, being when it achieves 60% utilization of the designed capacity for a period of 30 consecutive days. The Copperstone project had not reached commercial production as at December 31, 2013.

Mine development and stope access incurred during the development of a mine are capitalized into mineral property, plant, and equipment. Mine development and stope access incurred during the commercial production phase are production costs that are included in the costs of inventory produced during the period that these costs are incurred, unless the mine development and stope access activity can be shown to give rise to future benefits from the mineral property such as increased reserves, in which case the costs would be capitalized to mineral property. As at December 31, 2013, stope access costs were capitalized as mineral property.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties (continued)

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

Mineral property acquisition and development costs and certain plant and equipment are depreciated on a unit of production basis based upon proven and probable reserves. Depreciation related to production activities is initially recorded in inventory when ore is extracted from the mine. As the Corporation is in the commissioning stage, the depreciation is recorded in capitalized production costs in the same period as the capitalized revenue from the sale of the inventory.

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

Provisions

Provisions are recognised when the Corporation has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

Reclamation and restoration

The obligations associated with the reclamation and restoration of tangible long-lived assets is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations, or a combination thereof. The liability is recorded at the present value of the estimated risk adjusted future cash flows associated with the site closure and reclamation using a risk-free discount rate. The liability is accreted to reflect the passage of time through charges to accretion, which is included in interest and accretion of asset retirement obligation expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset. Additional disturbances or changes in the estimated costs are recognized as additions or changes to the liability and related tangible long-lived assets when incurred.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Current tax

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable or receivable related to previous years.

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

The carrying amount of deferred income tax assets is reviewed at each consolidated statement of financial position date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantively enacted at the consolidated statement of financial position date. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations and comprehensive loss.

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
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

Common shares
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Equity Units

The Company uses the residual value method with respect to the measurement of equity units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market close on the date the units are issued; the balance, if any, is allocated to the attached warrants.

Share based payments

The Corporation grants share-based payment awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive loss and credited to the related reserve account, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. For share based payments granted to mine employees, the compensation cost is capitalized to mineral interests to the extent of their direct involvement with the mining and development process.

The fair value of the equity-settled awards is determined at the date of the grant for employee awards. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Corporation. At each consolidated statement of financial position date, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognised in the consolidated statement of operations and comprehensive loss with a corresponding entry against the related reserve. No expense is recognised for awards that do not ultimately vest.

The fair value of stock option awards is determined by using the Black-Scholes option pricing model. The Black-Scholes model requires inputs, including estimates of the expected term to exercise and future stock price volatility. The expected term to exercise is determined based upon historical data of the average hold period before exercise. Expected volatility is estimated with reference to the historical share price volatility of the Corporation’s shares.

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

Revenue recognition

Once commercial production is declared, revenue from the sale of concentrates is recognized when the significant risks and rewards of ownership have passed to the buyer, it’s probable that economic benefits associated with the transaction will flow to the Corporation, the sale price can be measured reliably, the Corporation has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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
Years ended December 31, 2013, 2012 and 2011

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

If, in a subsequent period, the amount of the impairment loss decreases as a result in a change in fair value and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

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

Foreign currency transactions entered directly by the Corporation or its subsidiary are translated into their functional currency as following:

-	Monetary assets and liabilities are translated at period end exchange rates and other consolidated statement of financial position items are translated at historical exchange rates.
-	Consolidated statement of operations items are translated in effect at the time of transaction.
-	Foreign exchange gains and losses are included in the determination of profit or loss.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

Translation of the foreign functional currency subsidiary financial statements into the Parent’s Canadian dollar reporting currency is performed as follows:

-	Assets and liabilities are translated at period end exchange rates and other consolidated statement of financial position items are translated at historic exchange rates.
-	Consolidated statement of operations items are translated at average exchange rates prevailing during the period.
-

Exchange gains and losses on the translation of the foreign operations into the Corporation’s functional currency are excluded from the determination of profit or loss and reported as a foreign currency translation adjustment in the other comprehensive income in the shareholders’ equity.

Financial instruments

Financial assets
All financial assets are initially recorded at fair value and classified upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Derivative assets, including warrants to acquire common shares of other public entities, are classified as held–for-trading and valued at FVTPL. Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss), except for losses supported by objective evidence which are recognized in profit and loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities
All financial liabilities are initially recorded at fair value and classified upon inception as FVTPL or other financial-liabilities.

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

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities classified as FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Segmented information

The Corporation conducts its business in a single operating segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in the United States as detailed in note 7.

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

Operating levels intended by management for the Copperstone mine

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers the Copperstone mine is capable of operating at levels intended by management once it reached consistent production of no less than 60% of planned volume for a period of 30 consecutive days. As of December 31, 2013, the Copperstone mine had not met this target.

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

Present values are determined using a risk-adjusted pre-tax discount rate appropriate for the risks inherent to the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. The Corporation’s management is required to make these estimates and assumptions which are subject to risk and uncertainty; hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the asset may be impaired and the impairment would be charged against profit or loss.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Critical accounting estimates

The preparation of these consolidated financial statements requires management to make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant areas of judgments and estimates made by management are as follows:

Recoverability of accounts receivable

Provision is made against accounts that in the estimation of management may be uncollectible. The recoverability assessment of accounts receivable is based on a range of factors including the age of the receivable and the creditworthiness of the customer. The provision is assessed monthly with a detailed formal review of balances and security being conducted annually. Determining the recoverability of an account involves estimation as to the likely financial condition of the customer and their ability to subsequently make payments. To the extent that future events impact the financial condition of the customers these provisions could vary significantly.

Estimated reserves, resources and exploration potential

Reserves are estimates of the amount of product that can be extracted from the Corporation’s mineral properties, considering both economic and legal factors. Calculating reserves, resources and exploration potential estimates requires decisions on assumptions about geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, prices and exchange rates.

Estimating the quantity and/or grade of reserves, resources and exploration potential require the analysis of drilling samples and other geological data. Estimates may change from period to period as the economic assumptions used to estimate reserves, resources and exploration potential change from period to period, and because additional geological data is generated during the course of operations. Changes in reported reserves may affect the Corporation’s financial position.

Decommissioning, restoration and similar liabilities

Decommissioning and restoration obligation provisions represents management’s best estimate of the present value of the future costs. Significant estimates and assumptions are made in determining the amount of obligation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible disturbance; and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting estimates (continued)

Valuation of derivatives

The Corporation’s valuation of the derivative and gold loan instruments represents management’s best estimate of the fair value of the derivative and gold loan instruments. Significant estimates and assumptions are made in determining the fair value of the gold loans which include gold forward rates, discount rates and probability factors. Actual outcomes could differ materially from this estimate.

Convertible instruments

The Corporation has designated the convertible debenture at FVTPL and has used judgment in concluding that the convertible debenture does represent a residual interest in the Company and meets the definition of equity under IAS 32, Financial Instruments: Presentation. The Corporation has used estimates in determining the fair value of the convertible debenture. Inputs used require subjective assumptions including the expected price volatility and credit spread of the Corporation. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the convertible debenture.

Share-based payments

The Corporation uses the Black-Scholes option pricing model to determine the fair value of stock options and share purchase warrants granted. This model requires management to estimate the volatility of the Corporation’s future share price, expected lives of stock options, risk free rate, future dividend yields and estimated forfeitures at the initial grant date. Consequently, there is significant measurement uncertainty in the stock-based compensation expense reported.

Recent Accounting Pronouncements

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013. These standards include the following:

•	IFRS 10 – Consolidated Financial Statements
•	IFRS 12 – Disclosure of Interests in Other Entities
•	IFRS 13 – Fair Value Measurement
•	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The Corporation assessed the impact of the above standards and noted that there was no impact of IFRS 10, 12 and IFRIC 20 on the Corporation’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Corporation has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity's own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI rather than the income statement. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9). In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash- generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. We are currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

3.	RESTRICTED CASH

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, $1,618,468 ($1,632,049 United States dollars (“USD”)) of the reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, during 2013, the Corporation provided cash collateral of $867,898 ($816,000 USD) which is held with the Bank of New York in the name of the Corporation. The cash collateral is held in a short term cashable account.

The remaining $21,458 (2012 - $20,074) of the reclamation bond is still held by the US Bureau of Land Management relating to the Copperstone project as at December 31, 2013.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

4.	TRADE AND OTHER RECEIVABLES

	2013	2012
	$	$
Trade accounts receivable – concentrate sales	12,264	548,586
Goods and services and harmonized sales tax	19,278	31,095
Amounts receivable – other	5,815	2,121
	37,357	581,802

5.	INVENTORY

	2013	2012
	$	$
Product inventory – ore and concentrate	-	1,402,659
Inventory supplies	198,560	286,533
	198,560	1,689,192

6.	INVESTMENTS

Available for sale financial assets:

	2013	2012
	$	$
Cost	-	332,500
Proceeds on sale	-	122,978
Realized loss on financial asset	-	209,522

Derivative financial asset valued through profit and loss:
	2013	2012
	$	$
Fair value, opening	8,581	107,383
Fair market value	3,825	8,581
Loss on financial asset	4,756	98,802

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

The warrants were valued using the Black-Scholes valuation model (“Black-Scholes”) with a fair value at inception of $107,383 and a fair market value of $8,581 at December 31, 2012. The loss in fair value for the year was $98,802 for the year ended December 31, 2012. As at December 31, 2013 the warrants were valued at $3,825, resulting in a loss in fair value for the year ended December 31, 2013 of $4,756.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Property, Plant and
	Properties	Equipment	TOTAL
	$	$	$
Cost
December 31, 2011	33,430,785	25,271,948	58,702,733
Transfer[1]	8,924,228	(8,924,228)	-
Addition and recapitalized production
costs	20,673,337	836,108	21,509,445
Recapitalized depreciation	683,525	-	683,525
Capitalized commissioning sales	(8,399,598)	-	(8,399,598)
Recapitalized interest on loans	405,880	-	405,880
Currency adjustment	(920,398)	(375,220)	(1,295,618)
December 31, 2012	54,797,759	16,808,608	71,606,367
Addition and recapitalized production
costs	22,717,127	131,913	22,849,040
Disposals	-	(553,072)	(553,072)
Recapitalized depreciation	837,756	-	837,756
Capitalized commissioning sales	(12,392,091)	-	(12,392,091)
Recapitalized interest on loans	1,993,075	-	1,993,075
Impairment of mineral property, plant,
and equipment	(14,876,766)	(3,173,234)	(18,050,000)
Currency adjustment	3,783,905	1,157,176	4,941,081
December 31, 2013	56,860,765	14,371,391	71,232,156

Accumulated amortization
December 31, 2011	-	(289,219)	(289,219)
Depreciation	-	(1,030,689)	(1,030,689)
Currency adjustment	-	4,826	4,826
December 31, 2012	-	(1,315,082)	(1,315,082)
Depreciation	-	(665,189)	(665,189)
Disposal	-	(175,151)	(175,151)
Currency adjustment	-	(87,494)	(87,494)
December 31, 2013	-	(2,242,916)	(2,242,916)

Net book value
December 31, 2012	54,797,759	15,493,526	70,291,285
December 31, 2013	56,860,765	12,128,475	68,989,240

Note 1 - $8,924,228 was transferred between property, plant and equipment and mineral properties as these costs related to mine development activities.

Mineral Property – Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Copperstone mine is currently in the commissioning stage and all sales and production costs are currently being capitalized to mineral properties.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $50,000 USD from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone. As 50,000 tonnes from the D-Zone has been mined as of December 31, 2013, the Corporation has completed its commitment under this royalty.

All required property payments were made with respect to the Copperstone project as of December 31, 2013, and all claims are in good standing until August 2014.

Impairment - Copperstone

In accordance with our accounting policy, non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of the Copperstone cash generating unit has been determined based on its value in use, which has been determined to be greater than its estimated fair value less cost of disposal.

The discrepancy between the fair value less costs to sell and value in use is due to the current depressed market conditions where it is difficult to raise funds. Subsequent to December 31, 2013, the Corporation has entered into an agreement with Kerr Mines Inc. (note 19). This transaction is a stock transaction and the fair value to sell is calculated on the current stock price which the Corporation does not believe demonstrates the true value of the Corporation and is deflated due to the current market conditions. Therefore the value in use method is used to assess the impairment.

As the Corporation currently has one development project, the Copperstone mine, it is determined it has one CGU as a CGU is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

The indicators for impairment in the fourth quarter of 2013, were the suspension of operations at the Copperstone mine on October 11, 2013; significant decrease in our long-term gold price assumptions in fourth quarter 2013, due to declining market prices; and market capitalization as of December 31, 2013 was less than the fair value of the Copperstone asset. Accordingly, we performed an impairment assessment for the Copperstone mine. As a result of the assessment, we recorded an impairment loss of $18,050,000.

The key assumptions and estimates used in determining the value in use are related to commodity prices, discount rates, operating costs, and capital expenditures. In addition, assumptions related to comparable entities are used.

The value in use for the Copperstone mine was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mine. The estimates of future cash flows were derived from the most recent life of mine plans adjusted for increases in current costs. Based on observable market or publicly available data, including spot and forward prices, we made an assumption of future gold prices to estimate future revenues. The future cash flows are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk for the mine.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued) The key assumptions used in our impairment testing are summarized below:

Gold Price per Oz	$1,214/oz - $1,367/oz
WACC	27%
LOM year	7 years

Disposal of Equipment

During the year ended December 31, 2013, the Corporation disposed of certain equipment and recognized a gain on disposal of $25,422.

Joint Venture of Southwest Target of Copperstone Mine

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna gold Corp. (TSX-V: SUG) (“Suparna”) in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to 60% interest in certain mining claims and property comprising the Southwest target at the Corporation’s Copperstone gold mine. The claims consist of 50 claims that are outside of the Copperstone mining area and represent longer term exploration potential. On November 15, 2013, the agreement was amended to delay the earn-in requirements.

Exploration and Evaluation assets

Oatman Gold and Belmont Silver Projects

The Corporation disposed of the Oatman gold and Belmont silver projects during the year ended December 31, 2012 for proceeds of $74,955. Both projects had zero carrying value at the date of disposal.

Iskut Joint Venture

By agreement dated June 1, 1989 Golden Band Resources Inc. (“Golden Band”), Barrick Gold Corp., formerly Prime Resources Corp. (“Barrick”) and American Bonanza Gold Corp., formerly American Ore Ltd. (“American Bonanza”), formed a joint venture with mineral claims located next to the Snip mine in northern British Columbia (the “JV”).

American Bonanza had written down its interest down to zero value in previous years.

During March 2011, American Bonanza and Golden Band acquired Barrick’s Iskut Joint Venture interest with 47.5% to American Bonanza and 52.5% to Golden Band in return for acknowledging Barrick’s resignation as operator and discharged Barrick from all of its duties and obligations as the operator of the Iskut JV. No consideration was paid by American Bonanza and Golden Band to acquire the JV’s net assets, which included exploration property interests, and no liabilities were known to exist at the time of the acquisition.

On February 16, 2012, the Corporation and its joint venture partner Golden Band entered into an agreement to sell their JV interest to Skyline Gold Corporation. The terms of the Skyline agreement required the payment of 5,000,000 common shares of Skyline and 2,500,000 warrants which are exercisable for a period of five years to be split proportionately between the Corporation (47.5%) and Golden Band (52.5%) . One warrant can be converted into a common share of Skyline at a price of $0.50 per share. The sale resulted in a gain of $439,883. The shares were subsequently sold (note 6).

Gold Bar

As of December 31, 2013 the Corporation has claim to only one exploration property, Gold Bar property located in Eureka, Nevada. All other claims have not been renewed during the year. The Corporation had written down the carrying value of all exploration properties to zero in previous years as no exploration activity has occurred on the properties in recent years.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS

a) Promissory Note – $6,000,000 USD Facility

On February 14, 2012, the Corporation entered into a promissory note agreement with Resource Income Fund (“RIF”) with Auramet Trading LLC (“Auramet”) acting as the agent. RIF advanced to the Corporation $5,995,200, net of cash financing fees of $334,732 ($5,665,000 United States dollars (“USD”), net of cash financing fees of $335,000 USD). An additional $22,851 of cash financing costs were also incurred. The facility was a forward contract structured to deliver 3,936 ounces of gold or equivalent cash over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. As of December 31, 2012 the facility had been repaid.

An embedded derivative existed in this contract because the contract was denominated in USD. Although the gold price was set in USD, the functional currency of the Corporation is the CAD. Accordingly, the foreign exchange effect required that the promissory note be classified as a current derivative liability as the Corporation would report a variable amount outstanding in CAD. The value of the liability changed with the gold price and the foreign exchange rate.

This promissory note agreement contained a prepayment option. The prepayment option allowed the Corporation to prepay in whole or in part a minimum of 50 ounces at any time without penalty.

The promissory note agreement also required that the Corporation provide put options to Auramet at a cost of $120,000. The costs of these put options were considered financing costs as there was no requirement for the Corporation to provide the ounces for the put options.

The entire promissory note agreement was designated as a financial liability at fair value through profit and loss. The fair value measurements were categorized as level 2 of the fair value hierarchy.

The promissory note agreement contained a requirement to grant 4,000 ounces of gold call options to Auramet on behalf of RIF that expired on April 15, 2013 at a strike price of $2,025 USD per ounce. The call options were treated as a current separate derivative liability. On initial recognition, the value of the call options was expensed to financing costs totaling $344,080. The change in value each period of the derivative liability was treated as a derivative gain or loss.

For the year ended December 31, 2013 a gain on the derivative call option of $2,000 was recognized. For the year end December 31, 2012, a loss on changes in value of the promissory note of $492,267 was recognized and a gain on derivative call option of $342,052 was recognized.

b) Promissory Note – $8,601,000 USD Facility

On June 14, 2012, the Corporation entered into a promissory note agreement with two lenders and was advanced $4,621,627, net of cash financing fees of $26,078 ($4,501,000 USD) for which the Corporation agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015. The Corporation paid an interest rate of 12% per annum, commencing on July 1, 2012.

On September 14, 2012, the Corporation amended the promissory note agreement with the lenders and included a third party lender to the agreement. The Corporation was advanced an additional $1,426,735 ($1,500,000 USD) by the additional party. The Corporation paid an interest rate of 12% per annum, commencing on November 1, 2012. The amended promissory note had been restructured to be repaid commencing April 14, 2013 in eight equal principal monthly installments completing on November 14, 2013, through the delivery of 5,001 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the promissory note for a total of 6,001,000 warrants issued. Each warrant entitled the holder to purchase one common share of the Corporation at a price of $0.50 per share, exercisable for the period of two years from closing. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $248,735.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS (continued)

On April 1, 2013, the Corporation amended the promissory note agreement with the lenders and rolled the November 23, 2012 short term loan (note 10(a)) of $1,600,000 USD into the gold loan and the lenders provided an additional $1,000,000 USD to increase the total gold loan to $8,601,000 USD. The Corporation paid an interest rate of 12% per annum, commencing on May 1, 2013. The amended promissory note had been restructured to be repaid commencing September 1, 2013 in twelve equal principal monthly installments completing on August 1, 2014, through the delivery of 7,819 gold ounces or equivalent cash, at the option of the lender. In connection with the additional advance and the restructuring of the promissory note, the Corporation issued one common share purchase warrant for each $1.00 USD principal amount of the additional $2,600,000 USD promissory note for a total of 2,600,000 warrants issued. Each warrant entitled the holder to purchase one common share of the Corporation at a price of $0.20 per share, exercisable for the period of two years from closing until May 7, 2015. The warrants were fair valued using the Black Scholes model and recorded in the other equity reserve account at a value of $39,366.

On November 15, 2013, the Corporation amended the entire promissory note agreement. The amended promissory notes have been restructured to be repaid commencing January 1, 2014 in twelve equal principal monthly installments completing on December 1, 2014, through the delivery of 9,557 gold ounces or equivalent cash, at the option of the lender. Interest payments due on November 1, 2013 and December 1, 2013 had been deferred to January 2, 2014.

For the year ended December 31, 2013, the Corporation has paid or accrued $981,185 in interest in respect to the promissory note, which has been capitalized to mineral interests.

An embedded derivative exists in this contract because the promissory note agreement is denominated in USD. Although the gold price is set in USD, the functional currency of the Corporation is CAD. Accordingly, the foreign exchange effect requires that the promissory note be classified as a derivative liability as the Corporation will report a variable amount outstanding in CAD. The value of the liability changes with the gold price and the change in exchange rate.

The changes in fair value of the promissory note resulted in a loss for the year ended December 31, 2013 of $742,407 (2012 - $366,818).

Subsequent to December 31, 2013, the Corporation is in default of making the interest and principal payments and has received notice from one of the holders (the “Noteholder”) of the default. The notes are governed by the terms of an inter creditor agreement (the “Inter creditor Agreement”) that provides that the only holders of a majority of the notes may take action to recover on the notes, with the result that the subject Noteholder cannot take action to recover on the note. Pursuant to the terms of the Inter creditor Agreement, the Noteholder has also given notice of the default to the other holders of this series of notes. The Company is working with the other holders of the notes, who together represent the majority of the principal amount outstanding on the notes and a majority of the notes, to negotiate a sustainable solution to the Company’s obligations under the notes. To date, none of the other holders of the notes have indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral will be provided, the lenders will not take enforcement actions, or that the Company will be able to find means of rectifying the default.

	2013	2012
	$	$
Call option derivative liability (note 8a)	-	2,000
Promissory notes - $8,601,000 USD facility (note 8b)	9,461,458	6,166,473
Total net derivative gold loan liabilities	9,461,458	6,168,473

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

8.	DERIVATIVE AND GOLD LOAN INSTRUMENTS (continued) c) Finance Costs

		Year ended

	2013	2012	2011
	$	$	$
Financing costs and loss on derivative and change in value of gold loan instruments	928,891	1,408,778	-
Interest and accretion of asset retirement obligation (note 11)	24,637	24,876	12,069
Other interest expense / (income)	-	4,980	(67,229)
	953,528	1,438,634	(55,160)

9.	CONVERTIBLE DEBENTURES

On July 3, 2013, the Company issued a secured convertible debenture (“Debenture”) for gross proceeds of $1,000,000. The Debenture has a July 3, 2015 maturity date, with interest payable at a rate of 12% per annum, payable monthly. The Debenture is convertible to one (1) unit for each $0.06 of principal outstanding; each such unit consisting of one common share and one-half of one warrant. Each whole warrant shall entitle the holder to acquire one common share at an exercise price of $0.10 for a period of 12 months from the date of the issuance of the warrant.

The debentures contain both a liability component and an equity component, being the holders’ conversion right, which is presented separately on the consolidated statement of financial position as illustrated in the table below. The Corporation has allocated the fair value of the debentures to the individual liability and equity components by establishing the liability component and then allocating the balance remaining, after subtracting the fair value of the liability from the issue price, to the equity component. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal amounts at the estimated prevailing market rate for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder. A discount rate of 27.3% was used for the Debentures.

On November 15, 2013, the Corporation amended the terms of the convertible debenture. Interest payments due on November 1, 2013 and December 1, 2013 were deferred to January 2, 2014. An additional $10,000 fee was payable on January 2, 2014 for amending the terms.

As of December 31, 2013, the Corporation has incurred interest expense of $111,869 in interest in respect to the loan, which has been capitalized to mineral interests.

Subsequent to December 31, 2013, the Corporation is in default of making the interest payments due under the Debenture however the lender has not indicated that they will seek any enforcement action in respect of the debenture. There is no guarantee that a deferral will be provided, or that the Company will be able to find means of rectifying the default.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

9.	CONVERTIBLE DEBENTURES (continued)

The table below provides a breakdown of the equity and liability allocation on initial recognition of the Debentures:

Debentures
$
Liability	767,199
Transaction costs	(30,703)
Net liability	736,496

Equity	232,801
Transaction costs	(9,317)
Net equity	223,484

Net proceeds	959,980

The table below indicates the movement in the liability as at December 31, 2013:

Debentures
$
Opening balance	-
Issued	767,199
Interest accrued	52,033
Transaction costs	(30,703)
Liability as at December 31, 2013	788,529

10.	SHORT TERM LOAN

a) Short term loan – $1,600,000 USD Facility

On November 23, 2012, the Corporation entered into a secured $1,587,200 ($1,600,000 USD) loan at a rate of 24% per annum. Cash financing costs of $8,588 were incurred relating to the transaction. The loan will be repaid in equal monthly installments beginning July 23, 2013. On April 1, 2013, the loan was rolled into the $8,601,000 USD gold forward loan (note 8). For the year ended December 31, 2013, the Corporation had accrued or paid $100,721 in interest in respect to the loan, which has been capitalized to mineral interest (2012 - $40,680)

b) Short term loan – $300,000 USD Facility

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan was to be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. For the year ended December 31, 2013, the Corporation has accrued or paid $67,436 in interest in respect to the loan for the period, which has been capitalized to mineral interests (2012 - $7,620).

Subsequent to December 31, 2013, the Corporation is in default of making the principal and interest payments due under the short term loan however the respective lender has not indicated that they will seek any enforcement action in respect of the loan There is no guarantee that a deferral will be provided, the lenders will note take enforcement actions, or that the Company will be able to find means of rectifying the default.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

10.	SHORT TERM LOAN (continued)

c) Short term loan – $660,000 USD Facility

On January 4, 2013, the Corporation entered into an unsecured short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD unsecured promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 for both notes and the total commitment fee to be increased to $75,000 USD. The agreements were subsequently amended to extend the maturity dates to January 1, 2014. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests. For the year ended, the Corporation has accrued or paid $185,293 in interest in respect to the loan, which has been capitalized to mineral interests.

Subsequent to December 31, 2013, the Corporation is in default of making the principal and interest payments due under the short term promissory notes however the respective note holders have not indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral will be provided, the lenders will note take enforcement actions, or that the Company will be able to find means of rectifying the default

d) Short term loan – $1,000,000 USD Facility

The Corporation received $1,000,000 USD in advance for an agreement reached on April 10, 2013. The Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% per annum after default. The loan has a repayment date of April 30, 2013. As of April 30, 2013 the loan was not repaid and now bears an interest of 40% per annum. In connection with the loan, the Corporation has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. For the year ended December 31, 2013, the Corporation has accrued or paid $286,893 in interest in respect to the loan, which has been capitalized to mineral interests.

e) Short term loan - Demand loan facilities

During the year ended December 31, 2013, the Corporation received the following unsecured loans from various lenders:

i.

Demand non-interest bearing loans for a total of $4,115,000 USD. Commitments fees totaling $82,600 USD are due concurrently with the repayment of the principal amounts. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests.

ii.

Demand loan for $850,000 USD at an interest rate of 12% payable on maturity. For the year ended December 31, 2013, the Corporation has accrued $25,709 in interest in respect to the loan, which has been capitalized to mineral interests.

iii.

Demand non-interest bearing loans for a total of $674,000. Commitment fees totaling $13,480 are due concurrently with the repayment of the principal amounts. The commitment fees have been included in the value of the loan and as part of the financing costs which have been capitalized to mineral interests.

	2013	2012
	$	$
Short term loan - $1,600,000 USD (note 10a)	-	1,587,200
Short term loan - $300,000 USD (note 10b)	319,080	297,330
Short term loan - $660,000 USD (note 10c)	781,746	-
Short term loan - $1,000,000 USD (note 10d)	1,063,600	-
Short term loan - $4,115,000 USD (note 10e i)	4,464,568	-
Short term loan - $850,000 USD (note 10e ii)	904,060	-
Short term loan - $674,000 CAD (note 10e iii)	687,480	-
Total short term loans	8,220,534	1,884,530

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

11.	RECLAMATION AND SITE RESTORATION

The Corporation incurs reclamation and closure cost obligations relating to its operating and development projects. The present value of the obligation relating to Copperstone mine was $1,694,757 as at December 31, 2013 (2012 - $1,530,978) reflecting anticipated cash flows to be incurred over the next 7 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of these obligations is $2,007,667 (2012 – $1,662,003), calculated using an effective weighted inflation rate assumption of 2.10% (2012 – 2.36%). Accretion expense of $24,637 has been charged to earnings for the year ended December 31, 2013 (2012 – $24,876) to reflect an increase in the carrying amount of the reclamation and closure costs obligation which has been determined using an effective weighted discount rate of 2.45% (2012 – 1.18%). Changes to the reclamation and closure cost obligation during the years ended December 31, are as follows:

	2013	2012
	$	$
Reclamation and closure costs – beginning of year	1,530,978	1,541,625
Accretion expense	24,637	24,876
Adjustment for new discount rate	35,788	(920)
Currency adjustment	103,354	(34,603)
Reclamation and closure costs obligations – end of year	1,694,757	1,530,978

12.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

Issued and outstanding

As at December 31, 2013, the Corporation had 234,396,111 common shares issued and outstanding (2012 – 231,887,919). No Class A Preferred Shares have been issued.

During the year ended December 31, 2013, the Corporation issued 2,508,192 shares for gross proceeds of $451,295 (2012 – 8,338,564 shares for gross proceeds of $1,832,958) for the exercise of options and warrants.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

12.	SHARE CAPITAL (continued)

As at December 31, 2013, the Corporation has stock options outstanding to acquire an aggregate of 4,830,852 common shares and are held by directors, officers, employees and consultants with a weighted average remaining contractual life of 2.07 years expiring between March 19, 2014 to September 2, 2016.

	Number of	Weighted average
	Options	exercise price
		$
Balance, December 31, 2010	10,560,000	0.10
Granted	12,275,000	0.44
Exercised	(4,830,000)	0.12
Balance, December 31, 2011	18,005,000	0.33
Exercised	(3,685,956)	0.14
Cancelled / Expired	(1,250,000)	0.27
Balance, December 31, 2012	13,069,044	0.39
Exercised	(2,508,192)	0.18
Cancelled / Expired	(5,730,000)	0.49
Balance, December 31, 2013	4,830,852	0.38

The following table summarizes stock options outstanding and exercisable at December 31, 2013:

	Outstanding and Exercisable
		Weighted average
	Amount	remaining life
Exercise price	outstanding	(years)
$0.06 - $0.09	548,556	0.40
$0.37 - $0.39	3,482,296	2.19
$0.53	800,000	2.67
	4,830,852	2.07

During the year ended December 31, 2013, under the fair value based method, $nil (2012 – $nil, 2011 - $3,371,349) in compensation expense was recorded for options granted to employees. For the year ended December 31, 2011, $258,000 of stock based compensation was capitalized to deferred development costs.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

12.	SHARE CAPITAL (continued) Warrants

At December 31, 2013, the Corporation had 9,601,000 outstanding common share purchase warrants.

	Number of	Weighted average
	Warrants	exercise price
		$
Balance, December 31, 2010	4,004,441	0.23
Granted	28,653,700	0.45
Exercised	(295,083)	0.36
Balance, December 31, 2011	32,363,058	0.42
Granted	31,001,000	0.34
Exercised	(4,652,608)	0.29
Expired	(26,916,950)	0.44
Balance, December 31, 2012	31,794,500	0.35
Granted	3,600,000	0.18
Expired	(25,793,500)	0.31
Balance, December 31, 2013	9,601,000	0.38

The following table summarizes the warrants outstanding and exercisable at December 31, 2013:

	Outstanding and Exercisable
		Weighted average
		remaining life
Exercise price	Amount outstanding	(years)
$0.12	1,000,000	1.39
$0.20	2,600,000	1.35
$0.50	6,001,000	0.70
	9,601,000	0.95

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

13.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include executive officers and directors of the Corporation. Compensation of the Corporation’s key management personnel is comprised of the following:

	Year ended

	2013	2012	2011
	$	$	$
Executive salaries and short-term benefits	518,784	536,532	703,820
Share-based payments	-	-	2,144,400
	518,784	536,532	2,848,220

The total executive salaries and short term benefits was $518,784 of which $135,077 was paid and the remaining $383,707 is included in accounts payable as of December 31, 2013 (2012 – receivable balance of $2,121 remained outstanding from its related parties).

14.	RELATED PARTY TRANSACTIONS

As part of the short term loans disclosed in Note 10e, $380,000 USD was advanced to the Corporation by the President and CEO of the Corporation.

As part of the short term loans disclosed in Note 10e, $3,685,000 USD were advanced by a Company controlled by a director of the Corporation, of which, $2,835,000 USD bear no interest and have a combined commitment fee of $57,000 and $850,000 bear an interest rate of 12% per annum.

Subsequent to December 31, 2013, the $300,000 USD loan as disclosed in Note 10 was assigned to the CFO of the Corporation.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

15.	INCOME TAXES (a) Effective tax rate:

A reconciliation of income tax provision computed at the statutory rate to the reported income tax provision is as follows:

	2013	2012	2011
	$	$	$
Net loss	(21,156,311)	(3,193,377)	(5,392,433)

Statutory income tax rate	25.75%	25.00%	26.50%

Income tax benefit computed at statutory rate	(5,447,750)	(798,345)	(1,428,994)
Permanent differences	(1,597,368)	175,559	825,037
Deferred tax assets not recognized	5,902,423	1,793,111	1,152,954
Deferred tax recovery resulting from reduction in statutory rate and expiry of loss carry-forwards and other	765,293	(1,083,590)	(715,947)
Tax-effect of unrealized gains recorded to other comprehensive income	377,402	(86,735)	166,950
Recovery of income taxes	-	-	-

Effective April 1, 2013, the British Columbia provincial tax increased from 10% to 11% and the Canadian federal corporate tax rate remained unchanged at 15%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25.00% to 25.75%.

(b) Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the statement of financial position items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

	2013	2012
Deferred tax assets and liabilities have been recognized for the following:	$	$

Mineral properties, plant and equipment	(1,077,750)	(3,065,083)
Tax loss carry forwards	1,077,750	3,065,083
Net deferred income tax liabilities	-	-

Deferred tax assets have not been recognized with respect to the following:
Tax losses	8,266,539	5,471,946
Resource properties	8,626,056	2,624,028
Other deductible temporary differences	1,064,025	746,384
	17,956,620	8,842,358

The Corporation has Canadian tax loss carry forwards of approximately $12.3 million and US tax loss carry forwards of approximately $15.0 million as at December 31, 2013. The non-capital losses can offset deferred income for tax purposes which expire between 2015 and 2033. In addition, the Corporation has approximately $16.1 million of resource pools and other future deductions in Canada and $66.3 million in the United States as at December 31, 2013, which can be utilized to be deducted against future resource profits.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

16.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

The following tables summarize the designation and fair value hierarchy under which the Corporation’s financial instruments are valued.

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The carrying amounts reported in the consolidated statements of financial position for short term financial assets and liabilities, which includes cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short term loans approximate fair values due to the immediate or short-term maturities of these financial instruments.

Classification of financial instruments:

Financial assets	2013	2012
	$	$
Loans and receivables
Cash and cash equivalents	21,885	1,384,014
Accounts receivable	18,079	550,707
	39,964	1,934,721
Fair value through profit or loss asset
Warrant derivative asset	3,825	8,581
Total financial assets	43,789	1,943,302

Financial liabilities
Other-financial liabilities
Accounts payable and accrued liabilities	6,028,906	4,933,564
Short term loan	8,220,534	1,884,530
Convertible debenture	788,529	-
	15,037,969	6,818,094
Fair value through profit or loss liabilities
Derivative and gold loan instruments	9,461,458	6,168,473
Total financial liabilities	24,499,427	12,986,567

Fair value hierarchy of financial assets and liabilities measured at fair value:

At December 31, 2013 and 2012, the levels in the fair value hierarchy into which the Corporation’s financial assets and liabilities measured and recognized on the consolidated statement of financial position at fair value are categorized as follows:

Level 1 – warrant derivative asset

Level 2 – derivative gold loan liabilities (note 8); convertible debenture (note 9) and warrant derivative asset (note 6).

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

16.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued) Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2013:

	Payments due by period
		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	552,000	92,000	184,000	184,000	92,000
Office Lease	46,713	46,713	-	-	-
Gold loan facilities - $8,601,000 USD	9,461,458	9,461,458	-	-	-
Short term loan - principal payment	8,220,534	8,220,534	-	-	-
Convertible debenture	788,529	-	788,529	-	-
Reclamation and site restoration	1,694,757	-	-	-	1,694,757
Accounts payable and accrued liabilities	6,028,906	6,028,906	-	-	-
Total	26,792,897	23,849,611	972,529	184,000	1,786,757

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

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation’s subsidiary has a US dollar functional currency and is not currently exposed to non-US dollar currencies. The Corporation holds balances in cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, derivative gold liabilities and short term loans in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. Based on the balance in foreign currencies as at December 31, 2013, a variance in foreign currency exchange rate of 10% would have an impact on the Corporation’s consolidated financial statements, as quantified in the following table.

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

16.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

The Corporation held the following USD financial instruments:

	2013	2012
	$	$
Cash and cash equivalents	15,520	1,380,613
Accounts receivable	12,264	548,586
Accounts payable and accrued liabilities	(5,294,033)	(4,438,976)
Gold loan instruments	(9,461,458)	(6,168,473)
Short term loan	(7,533,054)	(1,884,530)
	(22,260,761)	(10,562,780)
Effect of 10% variation on USD exchange:	2,226,076	1,056,278

b)	Credit risk

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

The Corporation closely monitors its financial assets and does not have any significant concentration of credit risk. The Corporation sells its products to organizations with strong credit ratings and there have been no customer defaults during December 31, 2013.

The Corporation invests its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. As at December 31, 2013, the Corporation had cash and cash equivalents of $21,885, a working capital deficiency of $23,276,419. The Corporation will require additional financing to service its current debt obligations. Subsequent to December 31, 2013, the Corporation is in default of several loans, however the respective lenders and majority holders of the gold loan have not indicated that they will seek any enforcement action in respect of the debt. There is no guarantee that a deferral will be provided, that the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default (note 19). The Corporation is also seeking additional capital to fund performance improvements in order to meet the designed capacity of the Copperstone mine. The Corporation has, however, demonstrated its ability to raise funds when required, as evidenced by the successful closing of the gold prepayment facilities and loans noted previously. The Corporation handles liquidity risk through the management of its capital structure.

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

American Bonanza Gold Corp.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
Years ended December 31, 2013, 2012 and 2011

16.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short- term business requirements. There were no changes in the Corporation’s approach to capital management during the year ended December 31, 2013.

The Company is not subject to externally imposed capital requirements.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31	2013	2012	2011
	$	$	$
Non-cash investing and financing activities:
Purchase of mineral properties, plant and equipment included in accounts payable and accrued liabilities	378,820	2,340,676	3,683,186
Reclamation and site restoration obligation included in mineral properties, plant and equipment	35,788	(1,920)	1,529,556
Fair value of warrants as financing costs and cost of property	-	-	428,237
Capitalization of share based compensation in mineral properties, plant and equipment.	-	-	258,000
Depreciation capitalized in mineral properties, plant and equipment	837,756	686,617	164,552
Deferred finance costs of prior year reclassified to share capital	-	-	181,726

18.	COMMITMENTS AND CONTINGENCIES

The Corporation is committed under lease agreements for the office premises in Reno in the amount of $53,000 USD per year until October 1, 2014.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7.

19.	SUBSEQUENT EVENTS

Letter Agreement with Kerr Mines Inc. to Merge

On January 23, 2014, the Corporation entered into a binding letter agreement (the “Letter Agreement”) with Kerr Mines Inc. (“Kerr Mines”) to merge their respective businesses pursuant to an amalgamation or plan of arrangement (the “Transaction”), subject to regulatory and shareholder approvals.

Pursuant to the terms of the Letter Agreement, the Corporation and Kerr Mines have agreed to enter into a definitive agreement for the Transaction. Under the terms of the Transaction, each Shareholder of the Corporation will be entitled to receive 0.53 of a Kerr Mines common shares per common share of the Corporation. In addition, each holder of the outstanding stock options and share purchase warrants of the Corporation will receive such number of replacement options or warrants of Kerr Mines.

Further, pursuant to the terms of the Letter Agreement, Kerr Mines advanced $1,000,000 (the “Loan”) at an annual interest rate equal to the prime rate plus 1% to the Corporation to satisfy certain amounts and payables outstanding. The Loan and a break fee of $500,000 are payable by the Corporation in the event of termination of the Transaction in certain circumstances. On February 27, 2014, the Corporation entered into an unsecured demand promissory note at prime plus 1% for $2,500,000 of which $1,000,000 was drawn on January 23, 2014. An additional $92,833 was drawn on February 28, 2014.

Subsequent to December 31, 2013, the Corporation is in default on several of its loans. Refer to disclosure in Notes 8, 9 and 10b and 10c.

ITEM 19.	EXHIBITS

Exhibit
Number	Description
1.0	Articles of the Corporation – American Bonanza Gold Corp.(1)
2.0	Stock Option Plan dated March 24, 2005 – approved by the shareholders of Old Bonanza and Taurus on March 24, 2005.(1)
4.1	Employment Agreement for Brian Kirwin.(2)
4.2	Agency Agreement between the Corporation and Wellington West Capital Markets Inc. (“Wellington”) dated January 17, 2011(3)
4.3	Underwriting Agreement between the Corporation and Wellington West dated September 14, 2011(3)
4.4	Secured promissory note and guaranty Corporation, Bonanza Explorations Inc. and Resource Income Fund L.P. (“RIF) dated, February 14, 2012(3)
4.5	Pledge Agreement between the Corporation and RIF dated February 14, 2012(3)
4.6	Security Agreement between the Corporation and RIF dated February, 2012(3)
4.7	Security Agreement between the Bonanza Explorations Inc. and RIF dated February 14, 2012(3)
4.8	Master Purchase Contract and Bill of Sale Agreement between the Corporation and Auramet Trading, LLC dated February 14, 2012(3)
4.9	Secured Promissory Note and Guaranty to Galloway Financial Services Inc. dated June 11, 2012(4)
4.10	General Security Agreement between the Corporation and Galloway Financial Services Inc. dated June 11, 2012(4)
4.11	General Security Agreement between Bonanza Explorations Inc. and Galloway Financial Services Inc. dated June 11, 2012(4)
4.12	Secured Promissory Note and Guaranty to Goldreign Capital Inc. dated June 11, 2012(4)
4.13	General Security Agreement between the Corporation and Goldreign Capital Inc. dated June 11, 2012(4)
4.14	General Security Agreement between Bonanza Explorations Inc. and Goldreign Capital Inc. dated June 11, 2012(4)
4.15	Subordination Agreement between Resource Income Fund, L.P., the Corporation, Galloway Financial Services Inc. and Goldreign Capital Inc. dated June 11, 2012(4)
4.16	Secured Promissory Note and Guarantee to NEMI Northern Energy & Mining Inc. dated September 14, 2012(4)
4.17	Amended and Restated Secured Promissory Note and Guaranty to Galloway Financial Services Inc. dated September 14, 2012(4)
4.18	Amended and Restated Secured Promissory Note and Guaranty to Goldreign Capital Inc. dated September 14, 2012(4)
4.19	Promissory Note to NEMI Northern Energy & Mining Inc. dated November 23, 2012(4)

Exhibit
Number	Description
4.20	Promissory Note to Goldreign Capital Inc. dated November 23, 2012(4)
4.21	Promissory Note to Galloway Financial Services Inc. dated November 23, 2012. (4)
4.22	Promissory Note to Wynne Olnick dated November 23, 2012(4)
4.23	Promissory Note to Brian Tingle dated November 23, 2012(4)
4.24	Promissory Note to Foster Wilson dated December 4, 2012(4)
4.25	Promissory Note to Brian Tingle dated January 4, 2013(4)
4.26	Promissory Note to Wynne Olnick dated January 4, 2013(4)
4.27	Promissory Note to Wynne Olnick dated January 9, 2013(4)
4.28	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Goldreign Capital Inc. dated March 22, 2013(4)
4.29	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Brian Tingle dated March 22, 2013(4)
4.30	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated March 22, 2013(4)
4.31	Amending Agreement between the Corporation, Bonanza Explorations Inc. and NEMI Northern Energy & Mining Inc. dated March 22, 2013(4)
4.32	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Galloway Financial Services Inc. dated March 22, 2013(4)
4.33	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Brian Tingle dated March 4, 2013(4)
4.34	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated March 4, 2013(4)
4.35	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated March 8, 2013(4)
4.36	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Galloway Financial Services Inc. dated April 1, 2013
4.37	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated April 1, 2013
4.38	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Stephanie Berezan dated April 1, 2013
4.39	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Goldreign Capital Inc. dated April 1, 2013
4.40	Amending Agreement between the Corporation, Bonanza Explorations Inc. and NEMI Northern Energy & Mining Inc. dated April 1, 2013
4.41	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Brian Tingle dated April 1, 2013
4.42	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Foster Wilson dated April 4, 2013
4.43	Promissory Note to Inga Securities S.A. dated April 9, 2013

Exhibit
Number	Description
4.44	Suparna Gold Corp. Joint Venture Earn in Agreement dated July 3, 2013
4.45	Convertible Debenture with Suparna Gold Corp. dated July 3, 2013
4.46	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Brian Tingle dated July 8, 2013
4.47	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated July 8, 2013
4.48	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated July 8, 2013
4.49	Promissory Note to Castletown Trading Corp. dated August 21, 2013
4.50	Promissory Note to Castletown Trading Corp. dated August 28, 2013
4.51	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Suparna Gold Corp. dated November 15, 2013
4.52	Waiver of Default Agreement between the Corporation and Suparna Gold Corp. dated November 15, 2013
4.53	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Brian Tingle dated November 15, 2013
4.54	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Galloway Financial Services Inc. dated November 15, 2013
4.55	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Goldreign Capital Inc. dated November 15, 2013
4.56	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Nemi Northern Energy & Mining Inc. dated November 15, 2013
4.57	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Wynne Olnick dated November 15, 2013
4.58	Amending Agreement between the Corporation, Bonanza Explorations Inc. and Stephanie Berezan dated November 15, 2013
4.59	Letter Agreement between the Corporation and Kerr Mines Inc. dated January 23, 2014
4.60	Assignment Agreement between the Corporation, Bonanza Explorations Inc. and Foster Wilson and Joe Chan dated February 19, 2014
4.61	Promissory Note between the Corporation and Kerr Mines dated February 27, 2014.
4.62	KPMG Change of Auditor Response Letter
4.63	2012 Revised Audit Report
8.0	List of Principal Subsidiaries: Bonanza Explorations Inc. (Nevada)
11.0	Code of Ethics.(1)
12.1	Section 302 Certification by Chief Executive Officer.
12.2	Section 302 Certification by Chief Financial Officer.
13.1	Section 906 Certification by Chief Executive Officer.

Exhibit
Number	Description
13.2	Section 906 Certification by Chief Financial Officer.
16.1	Mine Safety Disclosure

(1)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005.

(2)	Previously filed with the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003.

(3)	Previously filed with the Registrant’s Annual Report on From 20-F for the year ended December 31, 2011.

(4)	Previously filed with the Registrant’s Annual Report on From 20-F for the year ended December 31, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN BONANZA GOLD CORP.

By:	“Brian P. Kirwin”
Brian P. Kirwin
President, Chief Executive Officer and Director

Date: March 12, 2014